As confidentially submitted to the Securities and Exchange Commission on June 27, 2014

Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form F-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

Exmar Energy Partners LP
(Exact name of Registrant as specified in its charter)

Republic of the Marshall Islands (State or other jurisdiction of incorporation or organization)	4412 (Primary Standard Industrial Classification Code Number)	Not Applicable (I.R.S. Employer Identification No.)

Room 3206, 32nd Floor
Lippo Center, Tower Two
No 89 Queensway
Hong Kong
+852 2861 9668
(Address, including zip code, and telephone number,
including area code, of Registrant's principal executive offices)

Watson, Farley & Williams LLP
1133 Avenue of the Americas
New York, New York 10036
(212) 922-2200
(Name, Address, including zip code, and telephone number,
including area code, of agent for service)

Copies to:
Catherine S. Gallagher Adorys Velazquez Vinson & Elkins L.L.P. 2200 Pennsylvania Avenue NW, Suite 500W Washington, DC 20037 Telephone: (202) 639-6500 Facsimile: (202) 639-6604	Charles E. Carpenter William N. Finnegan IV Latham & Watkins LLP 885 Third Avenue, Suite 1000 New York, New York 10022 Telephone: (212) 906-1200 Facsimile: (212) 751-4864

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.    ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Proposed maximum aggregate offering price (1)(2)	Amount of registration fee

Common units representing limited partner interests	$	$

(1)
Includes common units issuable upon exercise of the underwriters' option to purchase additional common units.

(2)
Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(o).

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

Subject to completion, dated                             , 2014

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Prospectus

               Common units representing limited partner interests

Exmar Energy Partners LP

This is the initial public offering of common units representing limited partner interests of Exmar Energy Partners LP. We are offering                        common units in this offering. Prior to this offering, there has been no public market for our common units. We anticipate that the initial public offering price will be between $              and $              per common unit.

We are a Marshall Islands limited partnership formed to own, operate and acquire floating liquefied natural gas ("LNG") infrastructure assets under long-term charters. Our initial assets, which consist of a 50% interest in each of five joint ventures, will be contributed to us by EXMAR NV (NYSE Euronext Brussels: EXM). Although we are organized as a partnership, we have elected to be treated as a corporation for U.S. federal income tax purposes. We intend to apply to list our common units on the New York Stock Exchange under the symbol "              ".

We are an "emerging growth company" as defined under the federal securities laws and, as such, may elect to comply with certain reduced reporting requirements. See "Prospectus Summary—Our Emerging Growth Company Status." Investing in our common units involves a high degree of risk. See "Risk Factors" beginning on page 24. These risks include the following:

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We are dependent on Excelerate Energy as the sole charterer for the vessels in our current portfolio.

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Our only income-generating assets are our interests in our joint ventures.

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We may not have sufficient cash from operations following the establishment of cash reserves and payment of fees and expenses to enable us to pay the minimum quarterly distribution on our common units.

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We must make substantial capital expenditures to maintain and replace the operating capacity of the vessels in our joint ventures' fleet, which will reduce cash available for distribution.

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We depend on EXMAR NV and its subsidiaries to assist us in operating and expanding our business.

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Our growth depends on continued growth in demand in the floating LNG infrastructure market.

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Unitholders have limited voting rights, and our partnership agreement restricts the voting rights of the unitholders owning more than 4.9% of our common units.

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Our general partner and its other affiliates own a significant interest in us and have conflicts of interest and limited fiduciary and contractual duties, which may permit them to favor their own interests to your detriment.

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Our general partner has a limited call right that may require you to sell your common units at an undesirable time or price.

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U.S. tax authorities could treat us as a "passive foreign investment company," which would have adverse U.S. federal income tax consequences to U.S. unitholders.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed on the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

	Per common unit	Total

Initial public offering price	$	$
Underwriting discounts and commissions(1)	$	$
Proceeds to Exmar Energy Partners LP, before expenses	$	$

(1)    Excludes an aggregate structuring fee of         % of the gross proceeds payable to J.P. Morgan Securities LLC. Please read "Underwriting."

We have granted the underwriters an option for a period of 30 days from the date of this prospectus to purchase up to an additional                       common units. Delivery of the common units will be on or about                           , 2014.

J.P. Morgan

BofA Merrill Lynch

Citigroup

                           , 2014

i

You should rely only on the information contained in this prospectus and in any free writing prospectus made available by us. We have not, and the underwriters have not, authorized anyone to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where an offer or sale is not permitted.

This prospectus contains forward-looking statements that are subject to a number of risks and uncertainties, many of which are beyond our control. Please read "Risk Factors" and "Forward-Looking Statements."

Service of process and enforcement of civil liabilities

We are organized under the laws of the Marshall Islands as a limited partnership. Our general partner is organized under the laws of the Marshall Islands as a limited liability company. The Marshall Islands has a less developed body of securities laws as compared to the United States and provides protections for investors to a significantly lesser extent.

Most of our directors and officers and those of our subsidiaries and joint ventures are residents of countries other than the United States. Substantially all of the assets of our subsidiaries and our joint ventures and a substantial portion of the assets of our directors and officers are located outside the United States. As a result, it may be difficult or impossible for United States investors to effect service of process within the United States upon us, the directors or officers of our general partner, our general partner, our subsidiaries or our joint ventures or to realize against us or them judgments obtained in United States courts, including judgments predicated upon the civil liability provisions of the securities laws of the United

v

States or any state in the United States. However, we have expressly submitted to the jurisdiction of the U.S. federal and New York state courts sitting in the City of New York for the purpose of any suit, action or proceeding arising under the securities laws of the United States or any state in the United States, and we have appointed Watson, Farley & Williams LLP to accept service of process on our behalf in any such action.

Watson, Farley & Williams LLP, our counsel as to Marshall Islands law, has advised us that there is uncertainty as to whether the courts of the Marshall Islands would (1) recognize or enforce against us, our general partner or our directors or officers judgments of courts of the United States based on civil liability provisions of applicable U.S. federal and state securities laws; or (2) impose liabilities against us, our general partner or our directors and officers in original actions brought in the Marshall Islands, based on these laws.

Trademarks and trade names

We own or have rights to various trademarks, service marks and trade names that we use in connection with the operation of our business. This prospectus may also contain trademarks, service marks and trade names of third parties, which are the property of their respective owners. Our use or display of third parties' trademarks, service marks, trade names or products in this prospectus is not intended to, and does not imply a relationship with, or endorsement or sponsorship by us. Solely for convenience, the trademarks, service marks and trade names referred to in this prospectus may appear without the ®, TM or SM symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights or the right of the applicable licensor to these trademarks, service marks and trade names.

Certain definitions

As used in this prospectus, unless the context indicates or otherwise requires, references to:

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"Exmar Energy Partners LP," "Exmar Energy," "the Partnership," "we," "our," "us" or similar terms (i) when used in a historical context are to our predecessor for accounting purposes (as described in more detail below under "—Presentation of Financial Information") and (ii) when used in the present tense or prospectively are to Exmar Energy Partners LP and its subsidiaries;

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"our general partner" are to Exmar General Partner Ltd., the general partner of Exmar Energy;

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"EXMAR" are to Exmar NV (NYSE Euronext Brussels: EXM) and its subsidiaries, other than Exmar Energy and its subsidiaries, including Exmar Shipmanagement NV ("Exmar Shipmanagement"), Exmar Marine NV ("Exmar Marine") and Exmar Hong Kong Ltd ("Exmar Hong Kong");

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our "Operating Company" are to Exmar Energy Hong Kong Ltd;

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"our portfolio," "our vessels" or like terms are to the vessels described below that are owned by our joint ventures; we will own a 50.0% equity interest in each joint venture:

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Excelerate, Explorer and Express, which are owned respectively by Excelerate NV, Explorer NV and Express NV, each a Belgian naamloze vennootschap (the "Exmar-Excelerate joint ventures"), 50.0% of the equity interests of which will be indirectly owned by each of us and Excelerate Energy, L.P. ("Excelerate Energy") immediately following the closing of this offering;

  •
  Excelsior, which is owned by Excelsior BVBA, a Belgian besloten vennootschap met beperkte aansprakelijkheid, 50.0% of the equity interests of which will be indirectly owned by each of us and Teekay LNG Partners L.P. (NYSE: TGP) ("Teekay LNG") immediately following the closing of this offering; and

  •
  Excalibur, which is leased by Solaia Shipping L.L.C., a Liberian limited liability company (together with Excelsior BVBA and certain entities related to Solaia Shipping L.L.C., the "Exmar-Teekay joint ventures"), 50.0% of the equity interests of which will be indirectly owned by each of us and Teekay LNG immediately following the closing of this offering;

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"our joint ventures" are to the Exmar-Excelerate joint ventures and the Exmar-Teekay joint ventures, collectively;

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"our charter," "our operations" and like terms refer to the charters and operations of our joint ventures;

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"shareholder loans" include any loans made by us or our joint venture partners to our joint ventures and any bonds issued by our joint ventures to us or our joint venture partners. For a description of each such arrangement, please read "Management's Discussion & Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Borrowing Activities—Joint Venture Facilities"; and

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"vessels" include floating LNG infrastructure assets, including LNG carriers, floating storage and regasification units, LNG regasification vessels and floating liquefaction and storage units.

A glossary of certain industry and other terms used in this prospectus is included as Appendix B.

Presentation of financial information

Predecessor and Rule 3-09 financial statements

Our predecessor for accounting purposes, Exmar Energy Partners LP Predecessor ("our Predecessor"), accounts for its equity interests in the joint ventures owning the vessels in our portfolio as equity method investments in its combined financial statements. Rule 3-09 of Regulation S-X requires separate financial statements ("Rule 3-09 financial statements") of 50% or less owned persons accounted for under the equity method by a registrant such as us if either the income or the investment test in Rule 1-02(w) of Regulation S-X exceeds 20%. Furthermore, Rule 3-09(c) of Regulation S-X provides for the combination of Rule 3-09 financial statements if the underlying investments exhibit common control or common management. In such scenarios, the significance of investments under Rule 1-02(w) of Regulation S-X are to be measured on a combined basis. We have determined that common management exists among the Exmar-Excelerate joint ventures and among the Exmar-Teekay joint ventures, both of which exceed on a combined basis the 20% significance tests of Rule 3-09. Accordingly, this prospectus includes audited combined financial statements as of and for the years ended December 31, 2013 and 2012 and unaudited combined interim financial statements as of March 31, 2014 and for the three months ended March 31, 2014 and 2013, for both the Exmar-Excelerate joint ventures and the Exmar-Teekay joint ventures. Such financial statements, including the applicable notes thereto, have been prepared in accordance with U.S. generally accepted accounting principles ("U.S. GAAP").

Prospectus summary

This summary highlights information contained elsewhere in this prospectus. You should read the entire prospectus carefully, including the historical financial statements and the notes to those financial statements. You should read "Risk Factors" for more information about important risks that you should consider carefully before buying our common units. The information presented in this prospectus assumes, unless otherwise noted, that (i) the initial public offering price of the common units will be $              per unit (the midpoint of the range set forth on the cover page of the prospectus) and (ii) the underwriters' option to purchase additional common units is not exercised.

All references in this prospectus to "our portfolio," "our vessels" or like terms are to the vessels Excelerate, Explorer, Express, Excelsior and Excalibur, which are owned by our joint ventures. Following the completion of this offering, we will own a 50% equity interest in each of our joint ventures. Unless otherwise indicated, all references to "dollars" and "$" in this prospectus are to, and amounts are presented in, U.S. Dollars. Please read "Certain Definitions" for definitions of certain terms used in, and "Presentation of Financial Information" for information pertaining to the financial information included in, this prospectus.

 Exmar Energy Partners LP

Overview

We are a growth-oriented limited partnership formed by EXMAR to own, operate and acquire floating LNG infrastructure assets under long-term charters, which we define as charters of five years or more. Our goal is to be a primary provider of floating LNG liquefaction, transportation, storage and regasification services to the natural gas industry. Following the completion of this offering, EXMAR will own a significant interest in us and we believe EXMAR will be incentivized to help us grow. We intend to leverage EXMAR's expertise, relationships, reputation, focus on project development and ability to work with joint venture partners to pursue strategic and accretive opportunities across the floating LNG infrastructure industry.

EXMAR specializes in marine infrastructure solutions for liquefaction, transportation, storage and regasification of natural gas, the transportation of liquefied petroleum gas ("LPG"), ammonia and petrochemical gases as well as the provision of other offshore services within the global oil and natural gas industry. We believe that EXMAR has pioneered certain technological advances in the LNG sector. For example, in 2002, EXMAR was the first company to order and build an LNG regasification vessel ("LNGRV"), a vessel fitted to discharge high pressure natural gas directly into a shoreside pipeline system, and subsequently developed the commercialization of LNG ship-to-ship transfer technology. Having successfully introduced these innovative technologies, EXMAR is currently developing the world's first floating liquefaction and storage unit ("FLSU"). Historically, EXMAR has grown its portfolio of vessels in part through 50/50 joint ventures with partners with whom they have developed strong and longstanding relationships. In each case, EXMAR is the manager of the vessel.

Upon the closing of this offering, our initial portfolio will consist of interests in four LNGRVs and one LNG carrier, all of which are in joint ventures (in each of which we will own a 50% equity interest) and operating under long-term time charters with Excelerate Energy:

The following table provides information about our four LNGRVs:

LNGRV	Capacity (cbm)	Delivery date	Our joint venture interest	Joint venture counterparty	Charterer	Charter expiration	Charter extension option period(s)

Excelsior	138,000	January 2005	50%	Teekay LNG	Excelerate Energy	January 2025	Five years plus five years
Excelerate(1)	138,000	October 2006	50%	Excelerate Energy	Excelerate Energy	October 2026	Five years plus five years
Explorer(1)	150,900	April 2008	50%	Excelerate Energy	Excelerate Energy	April 2033	Five years
Express(1)	150,900	May 2009	50%	Excelerate Energy	Excelerate Energy	May 2034	Five years

Total capacity	577,800

(1)    The Excelerate, Explorer and Express are subject to a vessel option agreement pursuant to which Excelerate Energy is permitted to offer to sell or grant a purchase option on each such vessel to a customer who charters the vessel for a minimum five-year period. Excelerate Energy can sell or grant a purchase option on the vessels at any time, but no such offer or purchase option may call for a transfer of any vessel prior to January 2024. See "Business—Vessel option agreement."

The following table provides information about our LNG carrier:

LNG carrier	Capacity (cbm)	Year of delivery	Our joint venture interest	Joint venture counterparty	Charterer	Charter expiration

Excalibur(1)(2)	138,000	October 2002	50%	Teekay LNG	Excelerate Energy	March 2022

(1)    Excelerate Energy was granted an option to purchase the Excalibur prior to September 2021. Even if the option is exercised, Excalibur will not be sold to Excelerate Energy until March 2022. See "Business—Time charters—LNG carrier charter—Purchase option."

(2)    The Excalibur is subject to a UK capital lease, and the title thereto is held by the LNG carrier lessor. Please read "Management's Discussion and Analysis of Financial Condition and Results of Operations—Debt and Lease Restrictions—UK Capital Lease."

Pursuant to the omnibus agreement that we will enter into with EXMAR at the closing of this offering, we will have the right to purchase from EXMAR any floating LNG infrastructure asset operating under a charter of five or more years. In addition, we will have the right to purchase the following interests from EXMAR:

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all or a portion of EXMAR's 90% to 100% interest in the Caribbean FLNG, a newbuilding FLSU, within 24 months following the commencement of its operations, which is currently scheduled for the second half of 2015. The Caribbean FLNG will operate under a 15-year contract (tolling agreement) with Pacific Rubiales Energy Corp. ("PRE"), an independent oil and gas exploration company in Colombia, and will be located off the Colombian Caribbean coast; and

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a 50% interest in Excel, an LNG carrier delivered in 2003 that is jointly owned with Mitsui O.S.K. Lines, Ltd., within 24 months following the commencement of a charter for the Excel of five or more years.

We will not be obligated to purchase any such interests from EXMAR. The terms and conditions of any such purchase (including, among other things, whether we purchase all or less than all of EXMAR's interests in any such vessel) will be negotiated with EXMAR at the time any such offer is made to us, and will be based on the facts and circumstances at the time any such offer is made to us, all in accordance with the provisions of the omnibus agreement. Please read "Certain Relationships and Related Party Transactions—Agreements Governing the Transactions—Omnibus Agreement" for a description of our rights to acquire certain assets of EXMAR.

Our charterer

Each of the vessels in our portfolio is under time charter with Excelerate Energy. Excelerate Energy is a private, U.S. based developer of LNG transportation, storage and regasification infrastructure as well as a trader of LNG. Excelerate Energy is owned by George B. Kaiser, an American entrepreneur and the principal owner of the Kaiser Francis Oil Company, one of the largest private energy producers in the United States, as well as the Bank of Oklahoma. George B. Kaiser was ranked number 40 on the Forbes 400 list of wealthy Americans in 2013.

Our relationship with EXMAR

Upon completion of this offering, EXMAR will own our general partner, as well as         % of our common units and all of our subordinated units, which we believe will provide it with significant incentives to contribute to our success. EXMAR has informed us that it intends to utilize us as its primary growth vehicle to pursue acquisitions of long-term stable cash flow generating assets across the floating LNG infrastructure industry. Please read "Certain Relationships and Related Party Transactions—Agreements Governing the Transactions—Omnibus Agreement" for a description of our rights to acquire certain assets of EXMAR.

We believe one of our principal strengths is our relationship with EXMAR. EXMAR is a fully integrated provider of LNG solutions within the broader LNG value chain, operating a portfolio of 14 LNG vessels (including our vessels) that is comprised of nine LNGRVs and five LNG carriers. We believe EXMAR has pioneered the development of floating LNG import terminals through LNGRVs. In the second half of 2015, EXMAR is scheduled to commence operations of the world's first FLSU, the Caribbean FLNG. EXMAR's other activities include the provision of offshore services within the global oil and natural gas industry as well as the transportation of LPG, ammonia and petrochemical gases through the operation of 39 LPG carriers, including 12 newbuildings, and three accommodation barges in the offshore sector.

We expect our association with EXMAR will give us access to the relationships that EXMAR has established with major energy companies, shipbuilders and financial institutions as a result of its history and experience in providing LNG solutions. In addition, Exmar Shipmanagement, a wholly-owned subsidiary of EXMAR, will continue to provide our joint ventures with technical and crewing management services. EXMAR Shipmanagement has a strong reputation in the floating LNG infrastructure industry and is a key partner to companies such as Teekay LNG, Excelerate Energy, ENI S.p.A., OLT Offshore LNG Toscana S.p.A. and Avance Gas Holding Ltd. We can provide no assurance, however, that we will realize any benefits from our relationship with EXMAR, or that EXMAR's relationships with major energy companies, shipbuilders and financial institutions will continue in the future.

 Business opportunities

We believe that the following factors create opportunities for us to successfully execute our business plan and grow our operations:

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Increased global consumption and changing supply dynamics for natural gas.  According to the World Energy Outlook 2013 of the International Energy Agency ("IEA"), natural gas is the only hydrocarbon projected to expand its share of the global primary energy market, with market share declines expected for oil and coal, a trend that is currently underway in many key regions. Global demand for natural gas increased 37% from 2000 to 2012 as world economies sought cleaner energy sources to reduce pollution and meet incremental power demand and public support for nuclear power declined following the Fukushima Daiichi nuclear incident. According to the IEA, these trends are expected to continue with natural gas demand projected to grow by approximately 50% from 3.3 trillion cubic meters ("Tcm") in 2012 to nearly 5.0 Tcm in 2035. While member countries of the Organisation of Economic Co-operation and Development ("OECD") historically have been the primary driver of incremental demand for natural gas, the IEA forecasts that demand growth will be the greatest in emerging markets, with the largest demand increases expected in China and India. The increase in demand for natural gas has been met with an even greater increase in supply, driven by technological advances, including horizontal and deepwater drilling as well as hydraulic fracturing, which are enabling recovery of significant reserves of unconventional natural gas (i.e. shale gas, tight gas and coal bed methane). According to the IEA, technically recoverable remaining global natural gas reserves totaled 810.0 Tcm at year-end 2012, representing a reserve-to-production ("R/P") ratio of 238 years based on natural gas production for the year ended December 31, 2011.

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Growing demand for floating LNG infrastructure solutions.  Rapidly shifting demand and supply dynamics for natural gas have created new regional imbalances and spurred an increasing need for fast-track, floating LNG solutions. A combination of growing environmental and regulatory pressures, new LNG production capacity and competitive pricing is projected to increase LNG demand in the future, which, according to Poten & Partners, Inc. ("Poten"), is forecasted to surpass 350.0 million tons per year ("MMt/y") by 2020 and 450.0 MMt/y by 2030, as compared to 238.0 MMt/y in 2013. According to Poten, LNG demand growth is forecasted to be strong in Asia and in the new markets of Central and South America and the Middle East. We believe that floating LNG infrastructure solutions are timely, cost-effective, flexible and reliable ways of bringing LNG to the marketplace because of their relatively low capital costs and short development time compared to conventional onshore solutions. Floating LNG infrastructure solutions include:

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  Floating storage and regasification.    Compared to onshore terminals, floating storage and regasification units offer many advantages, including a relatively shorter construction schedule, lower capital costs, less geographic and political constraints and ease of relocation. We believe that customers, particularly those in developing countries, benefit from floating regasification units because they require less local competency and time to implement relative to onshore facilities. According to Poten, the number of floating regasification units operating around the world is projected to reach 25 units by 2020 from 14 units operating as of February 2014.

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    LNG transportation.    The transportation of LNG has helped enable the growth in global trade of natural gas and created efficiency between regional natural gas markets. Driven by the growth in LNG supply and the longer-haul nature of the trades, the number of specialized LNG carriers has grown by more than 250% since 2000 to approximately 370 in 2013. Growing inter-regional trades have been fostered by local producer market surpluses located far from demand centers. The IEA forecasts inter-regional natural gas trades will increase by nearly 60% from 685 billion cubic meters per year ("Bcm/y") in 2011 to 1.1 Tcm/y in 2035. The IEA projects that inter-regional trades will be split equally between pipelines and LNG by 2030 as compared to a trade split of 58% and 42% for pipeline and LNG, respectively, in 2010. With an abundance of unconventional natural gas reserves, North America has the potential to become a major LNG exporter, creating new long-haul trading routes. We believe these aforementioned trends suggest a strong future demand for LNG carriers.

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    Floating liquefaction.    Floating liquefaction represents the next phase of development in the floating LNG infrastructure industry. We believe that mobile and re-deployable floating liquefaction ("FLNG") units will offer the potential to unlock natural gas reserves without the need to invest in capital-intensive pipeline infrastructure, infield platforms and onshore infrastructure, allowing development in areas where the cost of onshore terminals would be prohibitive. We believe that the relatively lower start-up costs and shorter construction periods for FLNG units as compared to conventional onshore LNG projects will enable the efficient monetization of more challenging, smaller and/or remote natural gas resources. There are four floating liquefaction units currently being built with another 13 announced projects under study.

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High barriers to entry.  We believe the capital investment and technical expertise required to build and operate sophisticated floating LNG infrastructure assets creates significant barriers to entry, especially as they relate to floating regasification and liquefaction units. As a result, there are currently a limited number of companies that operate such assets, and only three operators have announced plans to build and operate FLNG units. Given that these assets play a key role in the broader supply chain to provide power generation to specific markets, we believe customers will place a premium on high quality, experienced operators of floating LNG storage, regasification and liquefaction units at the onset of the project to avoid potential costly power plant outages.

We can provide no assurance, however, that any of the projections and forecasts described in the factors above will occur.

Competitive strengths

We believe that our future prospects for success are enhanced by the following aspects of our business:

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Long-term time charter agreements provide significant cash flow security and stability.  Our initial vessels operate under long-term time charters with an established counterparty, Excelerate Energy. As of March 31, 2014, these charters had an average remaining term of approximately 14.1 years (excluding extension options), with no exposure to commodity prices. Through our partnership with Excelerate Energy, our vessels ultimately serve the complex needs of global energy providers such as Petróleo Brasileiro S.A. ("Petrobras") and Yacimientos Petrolíferos Fiscales ("YPF"). Additionally, three of our five time charters include provisions that allow us to pass our actual operating costs through to our customer, enhancing the stability of our cash flows.

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Modern, technologically advanced and versatile vessels.  We own a strategic portfolio of modern floating LNG infrastructure assets equipped with advanced technologies, which will allow us to expand our presence across the rapidly growing floating LNG infrastructure industry. The average age of our initial vessels was approximately 7.8 years as of March 31, 2014. We believe the reliability, efficiency and technological sophistication of our assets give us a competitive advantage. In addition, our LNGRVs are capable of performing as conventional LNG carriers, sailing at a service speed of 19 knots, which we believe gives us an advantage over peers operating fully docked, immobile floating regasification units. Furthermore, two sets of our vessels are sister ships, which enables us to benefit from economies of scale and operating efficiencies in vessel construction, crew training, crew rotation and shared spare parts.

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Opportunities for significant future growth.  We intend to leverage our relationship with EXMAR to make strategic and accretive acquisitions from EXMAR and third parties to enhance our position in the global LNG value chain. Pursuant to our omnibus agreement with EXMAR, we have a right to purchase from EXMAR any floating LNG infrastructure asset operating under a long-term charter of five years or more. In addition, we will have the right to purchase the following interests from EXMAR: (i) all or a portion of EXMAR's 90% to 100% interest in the Caribbean FLNG, a newbuilding FLSU, within 24 months following the commencement of its operations, which is currently scheduled in the second half of 2015, and, (ii) a 50% interest in the Excel, an LNG carrier, within 24 months following the commencement of a charter for the Excel of five or more years. We believe these identified acquisition opportunities and future potential acquisition opportunities from EXMAR and third parties provide us significant avenues to diversify our portfolio and increase our cash distributions to unitholders.

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EXMAR's expertise and relationships.  EXMAR has over 40 years of experience operating in the offshore oil and gas markets, including a distinguished track record of innovation and established technical, commercial and managerial expertise. We believe our access to EXMAR's technological expertise, strong relationships with customers, financing providers and shipyards and pool of experienced and qualified global seafarers will enable us to successfully grow our business. Our relationship with EXMAR also offers us access to the technical and crewing managerial expertise of Exmar Shipmanagement, a wholly-owned subsidiary of EXMAR with a reputation for providing best-in-class service to its customers.

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Experienced senior management team.  Our senior management team, including the executive members of our board of directors, has demonstrated the ability to maintain strong relationships with established joint venture partners, including our joint venture partners, Excelerate Energy and Teekay LNG, and to successfully undertake independent projects as well as make accretive acquisitions. The members of our senior management team and the executive members of our board of directors have an average of over 25 years of experience in the floating LNG infrastructure industry. Members of our senior management team have been operating and growing the assets of EXMAR for over ten years. During that time, EXMAR has grown both through establishing several successful strategic joint venture relationships with established partners and successfully completing several independent strategic acquisitions.

Business strategies

Our primary business objective is to increase quarterly distributions per unit over time by executing the following strategies:

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Pursue growth through strategic and accretive acquisitions.  We intend to leverage our relationship with EXMAR to make strategic and accretive acquisitions. Pursuant to our omnibus agreement with EXMAR, we will have opportunities to acquire additional floating LNG infrastructure assets from EXMAR.

  In addition to diversifying our customer base, an acquisition by us of all of EXMAR's interest in the Caribbean FLNG from EXMAR pursuant to the terms of our omnibus agreement would provide us with significant additional revenues based on its current charter agreement, nearly doubling revenues generated by our joint ventures for the year ended December 31, 2013. In addition to acquisitions from EXMAR, we intend to capitalize on opportunities to grow our portfolio and diversify our customer base through accretive acquisitions from third parties and potential new joint ventures.

•
Manage our operations to provide a stable and secure base of cash flows.  We intend to manage our portfolio of floating LNG infrastructure assets to provide stable cash flows by continuing to pursue long-term charters with established customers. We believe the projected growth in demand for floating LNG infrastructure solutions coupled with EXMAR's established industry relationships will provide us with attractive opportunities to acquire new vessels. We intend to continue to utilize long-term charters to maintain stability of our cash flows by actively seeking the extension or renewal of existing charters and by entering into new long-term charters with existing and other reputable customers. In addition, we intend to continue to structure our long-term charters with provisions that allow us to mitigate operating cost overruns and inflation, thereby enhancing the stability of our cash flows.

•
Continue to be a leader in providing floating LNG infrastructure solutions and excellent customer service.  Following the completion of this offering, EXMAR will own a significant interest in us and we believe EXMAR will be incentivized to help us grow. We intend to leverage EXMAR's experience and operating history to maintain our leadership in the floating LNG infrastructure industry. In addition, we intend to provide innovative solutions to maintain our high operating standards and safety record. We believe that EXMAR has developed a reputation for offering high quality service to its customers. We intend to utilize our relationship with EXMAR to continue to focus on providing exceptional performance to our customers.

None of the EXMAR relationships described above are contractual or formal, except to the extent that Exmar and our joint ventures have entered into charters with certain of our and their respective customers. EXMAR has developed informal relationships with major energy companies, shipbuilders and financial institutions in connection with providing marine infrastructure solutions. EXMAR has informal relationships with, among others, Statoil ASA, Royal Dutch Shell plc, Itochu Corporation, Daewoo Shipbuilding & Marine Engineering Co., Ltd, Hyundai Heavy Industries Co., Ltd., Hanjin Shipping Co. Ltd, the International Finance Corporation (World Bank Group), DNB ASA and Nordea Bank AB.

Risk factors

An investment in our common units involves risks associated with our business, our partnership structure and the tax characteristics of our common units. Please read carefully the risks described under "Risk Factors" beginning on page 24 of this prospectus.

Formation transactions

We were formed as a Marshall Islands limited partnership to own, operate and acquire floating LNG infrastructure assets under long-term charters. In connection with this offering, EXMAR will contribute all of its equity interests in each of the entities owning or leasing our five initial vessels to us.

Additionally, each of the following transactions have occurred or will occur in connection with the closing of this offering:

•
we will issue                           common units and                           subordinated units, representing an aggregate          % limited partner interest in us, to EXMAR;

•
we will issue all of our incentive distribution rights to our general partner;

•
we will issue                           common units to the public in this offering, representing a         % limited partner interest in us, and will apply the net proceeds as described in "Use of Proceeds";

•
We will grant the underwriters a 30-day option to purchase up to                                         add itional common units;

•
we will enter into a new $20.0 million revolving credit facility with EXMAR;

•
we will enter into an omnibus agreement with EXMAR, our general partner, our Operating Company and certain subsidiaries of EXMAR governing, among other things:

  •
  the extent to which we and EXMAR may compete with each other;

  •
  our right to purchase all or a portion of EXMAR's interest in the Caribbean FLNG, within 24 months following the commencement of its operations;

  •
  our right to purchase an interest in the Excel, within 24 months following the commencement of a charter for the Excel of five years or more;

  •
  our right to purchase from EXMAR any floating LNG infrastructure assets operating under charters of five or more years as described under "Certain Relationships and Related Party Transactions—Agreements Governing the Transactions—Omnibus Agreement;" and

  •
  EXMAR's provision of certain indemnities to us;

•
our joint ventures will remain parties to management agreements with Exmar Shipmanagement pursuant to which Exmar Shipmanagement provides our joint ventures with crewing and technical management services;

•
we will enter into a management and administrative services agreement with Exmar Hong Kong, a wholly owned subsidiary of EXMAR, and our general partner pursuant to which Exmar Hong Kong will agree to provide certain management and administrative services to us and our general partner;

•
we will enter into an amendment to the credit facility relating to Excelerate; and

•
the Exmar-Teekay joint ventures will enter into a new $175.0 million credit facility to refinance into one credit facility the credit facilities relating to Excelsior and Excalibur.

The Exmar-Excelerate joint ventures are parties to services agreements with EXMAR and its subsidiaries pursuant to which EXMAR and its subsidiaries provide management and administrative services to the Exmar-Excelerate joint ventures; accounting and corporate administration services are provided by EXMAR and its subsidiaries to the Exmar-Teekay joint ventures pursuant to each applicable joint venture agreement.

The number of common units to be issued to EXMAR includes                           common units that will be issued at the expiration of the underwriters' option to purchase additional common units, assuming that the underwriters do not exercise the option. Any exercise of the underwriters' option to purchase additional common units would reduce the common units shown as issued to EXMAR by the number to be purchased by the underwriters in connection with such exercise. If and to the extent the underwriters exercise their option to purchase additional common units, the number of common units purchased by the underwriters pursuant to any exercise will be sold to the public, and any remaining common units not purchased by the underwriters pursuant to any exercise of the option will be issued to EXMAR at the expiration of the option period for no additional consideration.

For further details on our agreements with EXMAR and its affiliates, please read "Certain Relationships and Related Party Transactions."

Holding company structure

We are a holding entity and conduct our operations and business through subsidiaries and joint ventures. We derive all of our income from our interests in our joint ventures. We own a 50% interest in five joint ventures, each of which owns one vessel in our initial portfolio. Teekay LNG is our partner in the joint ventures that own Excalibur and Excelsior. Excelerate Energy is our partner in the joint ventures that own Excelerate, Express and Explorer. Teekay LNG and Excelerate Energy are leading companies with substantial industry experience. Neither we nor our joint venture partners exercise affirmative control over our joint ventures. We are entitled to appoint one half of the members of the board of directors governing each such joint venture. A majority of votes is required for the board of directors of each joint venture to act and as a result, neither we nor our joint venture partners are able to cause the joint venture to act over the objection of the other joint venture partner. Our joint ventures are further described in "Our Joint Ventures and Joint Venture Agreements."

Organizational and ownership structure after this offering

After giving effect to the transactions described above, assuming no exercise of the underwriters' option to purchase additional common units, our units will be held as follows:

	Number of units	Percentage ownership

Public common units		%
EXMAR common units
EXMAR subordinated units

Total		100.0%

The following diagram depicts our simplified organizational and ownership structure after giving effect to the offering and related transactions described above:

(1)    The remaining 50% equity interest in the joint ventures owning Excelerate, Explorer and Express are owned by an affiliate of Excelerate Energy.

(2)    We and our joint venture partner are each entitled to appoint one half of the members of the joint venture's board of directors.

(3)    The remaining 50% equity interest in the joint venture owning Excelsior and in the joint ventures that are parties to agreements related to the UK capital lease of Excalibur are owned by an affiliate of Teekay LNG.

(4)   Excalibur is subject to a UK capital lease, and the title thereto is held by the LNG carrier lessor. In addition to Solaia Shipping LLC, we will own a 50% equity interest in two joint ventures that are parties to ancillary agreements executed in connection with the UK capital lease: (i) Exmar Excalibur Shipping Company Limited (England) and (ii) Excalibur Shipping Company Limited (Isle of Man). Please read "Management's Discussion and Analysis of Financial Condition and Results of Operations—Debt and Lease Restrictions—UK Capital Lease."

Our management

Our partnership agreement provides that our general partner will irrevocably delegate to our board of directors the authority to oversee and direct our operations, management and policies on an exclusive basis. We do not have any executive officers and rely solely on the executive officers of EXMAR and its subsidiaries who will perform executive officer services for our benefit pursuant to the management and administrative services agreement and who will be responsible for our day-to-day management subject to the direction of our board of directors. All references in this prospectus to "our officers" refer to those officers of EXMAR and its subsidiaries who perform executive officer functions for our benefit.

Our joint ventures are parties to management agreements with Exmar Shipmanagement pursuant to which Exmar Shipmanagement provides certain crewing and technical management services. Pursuant to the management agreements, our joint ventures pay Exmar Shipmanagement fees for providing crewing and technical management services.

In addition, we and our general partner will enter into a management and administrative services agreement with Exmar Hong Kong, pursuant to which Exmar Hong Kong will provide management and administrative services to us and our general partner. We will reimburse Exmar Hong Kong for its reasonable costs and expenses incurred in connection with the provision of these services. We project that we will reimburse Exmar Hong Kong approximately $2.2 million in total under the management and administrative services agreement for the twelve months ending June 30, 2015.

The Exmar-Excelerate joint ventures are parties to services agreements with EXMAR and its subsidiaries pursuant to which EXMAR and its subsidiaries provide management and administrative services. Accounting and corporate administration services are provided by EXMAR and its subsidiaries to the Exmar-Teekay joint ventures pursuant to each applicable joint venture agreement. Our joint ventures pay EXMAR and its subsidiaries a monthly fee in connection with the provision of these services.

For a more detailed description of these agreements, please read "Our Joint Ventures and Joint Venture Agreements," "Certain Relationships and Related Party Transactions—Agreements Governing the Transaction—Management and Administrative Services Agreement" and "Certain Relationships and Related Party Transactions—Agreements Governing the Transactions—Joint Venture Services Agreements."

Principal executive offices and internet address

Our registered and principal executive offices are located at Room 3206, 32nd Floor, Lippo Center, Tower Two, No 89 Queensway, Hong Kong and our phone number is +852 2861 9668. We expect to make our periodic reports and other information filed with or furnished to the United States Securities and Exchange Commission (the "SEC") available, free of charge, through our website at www.exmarenergypartners.com, which will be operational after this offering, as soon as reasonably practicable after those reports and other information are electronically filed with or furnished to the SEC. Please read "Where You Can Find More Information" for an explanation of our reporting requirements as a foreign private issuer.

Summary of conflicts of interest and fiduciary duties

Our general partner and our directors will have a legal duty to manage us in a manner beneficial to our unitholders, subject to the limitations described under "Conflicts of Interest and Fiduciary Duties." This legal duty is commonly referred to as a "fiduciary duty." Our directors have fiduciary duties to manage us in a manner beneficial to us, our general partner and our limited partners. As a result of these relationships, conflicts of interest may arise between us and our unaffiliated limited partners on the one hand, and EXMAR and its affiliates, including our general partner, on the other hand. The resolution of these conflicts may not be in the best interest of us or our unitholders. In particular:

•
our chief executive officer, chief financial officer and                           of our current directors also serve as executive officers and/or directors of EXMAR;

•
EXMAR and its affiliates may compete with us, subject to the restrictions contained in the omnibus agreement, and our ability to compete with EXMAR will be limited because we will be prohibited from owning, operating or chartering LNG infrastructure assets under short-term charters, subject to certain exceptions; and

•
we have entered into arrangements, and may enter into additional arrangements, with EXMAR and certain of its subsidiaries, relating to our right to purchase additional vessels, the provision of certain services to us by Exmar Shipmanagement, Exmar Marine and Exmar Hong Kong and other matters. In the performance of their obligations under these agreements, EXMAR and its subsidiaries, other than our general partner, are not held to a fiduciary duty standard of care to us, our general partner or our limited partners, but rather to the standard of care specified in these agreements.

For a more detailed description of the conflicts of interest and fiduciary duties of our general partner and its affiliates, please read "Conflicts of Interest and Fiduciary Duties."

Although a majority of our directors will over time be elected by common unitholders, our general partner will likely have substantial influence on decisions made by our board of directors. For a more detailed description of our management structure, please read "Management—Directors," "Management—Executive Officers" and "Certain Relationships and Related Party Transactions."

In addition, our partnership agreement contains provisions that restrict the standards to which our general partner and our directors would otherwise be held under Marshall Islands law. For example, our partnership agreement limits the liability and reduces the fiduciary duties of our general partner and our directors to our unitholders. Our partnership agreement also restricts the remedies available to unitholders. By purchasing a common unit, you are treated as having agreed to the modified standard of fiduciary duties and to certain actions that may be taken by our general partner, its affiliates or our directors, all as set forth in the partnership agreement. Please read "Conflicts of Interest and Fiduciary Duties" for a description of the fiduciary duties that would otherwise be imposed on our general partner, its affiliates and our directors under Marshall Islands law, the material modifications of those duties contained in our partnership agreement and certain legal rights and remedies available to our unitholders under Marshall Islands law.

Our emerging growth company status

Our Predecessor had less than $1.0 billion in revenue during its last fiscal year, which means that we qualify as an "emerging growth company" as defined in the Jumpstart Our Business Startups Act of 2012, or the JOBS Act. As an emerging growth company, we may, for up to five years, take advantage of specified exemptions from reporting and other regulatory requirements that are otherwise applicable generally to public companies. These exemptions include:

•
the presentation of only two years of audited financial statements and only two years of related Management's Discussion and Analysis of Financial Condition and Results of Operations;

•
exemption from the auditor attestation requirement on the effectiveness of our system of internal control over financial reporting;

•
exemption from the adoption of new or revised financial accounting standards until they would apply to private companies; and

•
exemption from compliance with any new requirements adopted by the Public Company Accounting Oversight Board requiring mandatory audit firm rotation or a supplement to the auditor's report in which the auditor would be required to provide additional information about the audit and the financial statements of the issuer.

We may take advantage of these provisions until we are no longer an emerging growth company, which will occur on the earliest of (i) the last day of the fiscal year following the fifth anniversary of this offering, (ii) the last day of the fiscal year in which we have more than $1.0 billion in annual revenue, (iii) the date on which we have more than $700.0 million in market value of our common units held by non-affiliates and (iv) the date on which we issue more than $1.0 billion of non-convertible debt over a three-year period.

We have elected to take advantage of all of the applicable JOBS Act provisions, except that we will elect to opt out of the exemption that allows emerging growth companies to extend the transition period for complying with new or revised financial accounting standards (such election being irrevocable).

 The offering

Common units offered to the public	common units.
common units if the underwriters exercise their option to purchase additional common units in full.
Units outstanding after this offering
common units and subordinated units, representing a % and % limited partner interest in us, respectively. If the underwriters do not exercise their option to purchase additional common units, we will issue common units to EXMAR upon the option's expiration for no additional consideration. Accordingly, the exercise of the underwriters' option will not affect the total number of common units outstanding. Our general partner will own a non-economic general partner interest in us.
Use of proceeds
We intend to use the net proceeds from this offering (approximately $ million, after deducting an aggregate of approximately $ million of underwriting discounts and commissions and structuring fees and estimated offering expenses payable by us) to repay approximately $31.9 million of outstanding debt and to pay refinancing fees of approximately $3.3 million. The remainder of the proceeds will be used for general partnership purposes, which may include the funding of any future acquisitions. We do not currently have any commitments to make any future acquisitions following the completion of this offering.

We intend to use the net proceeds of any exercise of the underwriters' option to purchase additional common units ($ million, if exercised in full, after deducting an aggregate of approximately $ million of underwriting discounts and commissions) to make a cash distribution to EXMAR.
Cash distributions
We intend to make minimum quarterly distributions of $ per common unit ($ per unit on an annualized basis) to the extent we have sufficient cash from operations after establishment of cash reserves and payment of fees and expenses, including payments to our general partner. In general, we will pay any cash distributions we make each quarter in the following manner:
• first, to the holders of common units, until each common unit has received a minimum quarterly distribution of $ plus any arrearages from prior quarters;

• second, to the holders of subordinated units, until each subordinated unit has received a minimum quarterly distribution of $ ; and
• third, to all unitholders, until each unit has received an aggregate distribution of $ .

Within 45 days after the end of each fiscal quarter (beginning with the quarter ending , 2014), we will distribute all of our available cash to unitholders of record on the applicable record date. We will adjust the minimum quarterly distribution for the period from the closing of the offering through , 2014 based on the actual length of the period. Our ability to pay our minimum quarterly distribution is subject to various restrictions and other factors described in more detail under the caption "Our Cash Distribution Policy and Restrictions on Distributions."

If cash distributions to our unitholders exceed $ per unit in a quarter, holders of our incentive distribution rights (initially, our general partner) will receive increasing percentages, up to 50.0%, of the cash we distribute in excess of that amount. We refer to these distributions as "incentive distributions." We must distribute all of our cash on hand at the end of each quarter, less reserves established by our board of directors to provide for the proper conduct of our business, to comply with any applicable debt instruments or to provide funds for future distributions. We refer to this cash as "available cash," and we define its meaning in our partnership agreement attached as Appendix A hereto. The amount of available cash may be greater than or less than the aggregate amount of the minimum quarterly distribution to be distributed on all units.

We believe, based on the estimates contained in and the assumptions listed under "Our Cash Distribution Policy and Restrictions on Distributions—Forecasted Cash Available for Distribution," that we will have sufficient cash available for distribution to enable us to pay the minimum quarterly distribution of $ on all of our common and subordinated units for the twelve months ending June 30, 2015. However, unanticipated events may occur which could adversely affect the actual results we achieve during the forecast period. Consequently, our actual results of operations, cash flows and financial condition during the forecast period may vary from the forecast, and such variations may be material. Prospective investors are cautioned to not place undue reliance on the forecast and should make their own independent assessment of our future results of operations, cash flows and financial condition.

Please read "Our Cash Distribution Policy and Restrictions on Distributions—Forecasted Cash Available for Distribution."
Subordinated units
EXMAR will initially own all of our subordinated units. The principal difference between our common units and subordinated units is that in any quarter during the subordination period the subordinated units are entitled to receive the minimum quarterly distribution of $ per unit only after the common units have received the minimum quarterly distribution and arrearages in the payment of the minimum quarterly distribution from prior quarters. Subordinated units will not accrue arrearages. The subordination period generally will end if we have earned and paid at least $ on each outstanding common and subordinated unit for any three consecutive four-quarter periods ending on or after , 2017. For purposes of determining whether the subordination period will end, the three consecutive four-quarter periods for which the determination is being made may include one or more quarters with respect to which arrearages in the payment of the minimum quarterly distribution on the common units have accrued, provided that all such arrearages have been repaid prior to the end of each such four-quarter period.

The subordination period also will end upon the removal of our general partner other than for cause if no subordinated units or common units held by the holders of subordinated units or their affiliates are voted in favor of that removal. When the subordination period ends, all subordinated units will convert into common units on a one-for-one basis, and the common units will no longer be entitled to arrearages. Please read "How We Make Cash Distributions—Subordination Period."
Issuance of additional units
We can issue an unlimited number of additional units, including units that are senior to the common units in rights of distribution, liquidation and voting, on the terms and conditions determined by our board of directors, without the consent of our unitholders. Please read "Units Eligible for Future Sale" and "The Partnership Agreement—Issuance of Additional Securities."

Board of directors	Our current board of directors consists of members appointed by our general partner. Prior to our first annual meeting of unitholders in 2015, our general partner expects to appoint additional directors, increasing the size of our board of directors to five. We will hold a meeting of the limited partners every year to elect one or more members of our board of directors and to vote on any other matters that are properly brought before the meeting. Our general partner will have the right to appoint two of the five members of our board of directors who will serve as directors for terms determined by our general partner. At our 2015 annual meeting, the common unitholders will elect three of our directors. The three directors elected by our common unitholders at our 2015 annual meeting will be divided into three classes to be elected by our common unitholders annually on a staggered basis to serve for three-year terms. The majority of our directors will be non-U.S. citizens or residents.
Voting rights
Each outstanding common unit is entitled to one vote on matters subject to a vote of common unitholders. However, to preserve our ability to be exempt from U.S. federal income tax under Section 883 of the U.S. Internal Revenue Code of 1986, as amended (the "Code"), if at any time, any person or group owns beneficially more than 4.9% of any class of units then outstanding, any such units owned by that person or group in excess of 4.9% may not be voted on any matter and will not be considered to be outstanding when sending notices of a meeting of unitholders, calculating required votes (except for purposes of nominating a person for election to our board), determining the presence of a quorum or for other similar purposes under our partnership agreement, unless otherwise required by law. The voting rights of any such unitholders in excess of 4.9% will effectively be redistributed pro rata among the other common unitholders holding less than 4.9% of the voting power of all classes of units entitled to vote. Our general partner, its affiliates and persons who acquired common units with the prior approval of our board of directors will not be subject to this 4.9% limitation except with respect to voting their common units in the election of the elected directors.

You will have no right to elect our general partner on an annual or other continuing basis. Our general partner may not be removed except by a vote of the holders of at least 66 2/3% of the outstanding common and subordinated units, including any common and subordinated units owned by our general partner and its affiliates, voting together as a single class. Upon consummation of this offering, EXMAR will own % of our outstanding common and subordinated units (or % of our outstanding common and subordinated units if the underwriters' option to purchase additional common units is exercised in full). As a result, you will initially be unable to remove our general partner without its consent because EXMAR will own sufficient units upon completion of this offering to be able to prevent the general partner's removal. Please read "The Partnership Agreement—Voting Rights."
Limited call right
If at any time our general partner and its affiliates own more than 80% of the outstanding common units, our general partner has the right, but not the obligation, to purchase all, but not less than all, of the remaining common units at a price equal to the greater of (x) the average of the daily closing prices of the common units over the 20 trading days preceding the date three days before the notice of exercise of the call right is first mailed and (y) the highest price per-unit paid by our general partner or any of its affiliates for common units during the 90-day period preceding the date such notice is first mailed.
U.S. federal income tax considerations
Although we are organized as a partnership, we have elected to be treated as a corporation for U.S. federal income tax purposes. Consequently, all or a portion of the distributions you receive from us will constitute dividends for such purposes. The remaining portion of such distributions will be treated first as a non-taxable return of capital to the extent of your tax basis in your common units and, thereafter, as capital gain. We estimate that if you hold the common units that you purchase in this offering through the period ending December 31, 2016, the distributions you receive, on a cumulative basis, that will constitute dividends for U.S. federal income tax purposes will be approximately % of the total cash distributions received during that period. Please read "Material U.S. Federal Income Tax Considerations—U.S. Federal Income Taxation of U.S. Holders—Ratio of Dividend Income to Distributions" for the basis for this estimate. For a discussion of other material U.S. federal income tax consequences that may be relevant to prospective unitholders who are individual citizens or residents of the United States, please read "Material U.S. Federal Income Tax Considerations."

Non-U.S. tax considerations	We and our general partner are expected to be centrally managed and controlled in Hong Kong. For a discussion of material Belgium, Marshall Islands and Hong Kong income tax considerations that may be relevant to prospective unitholders, please read "Non-United States Tax Considerations." Please also read "Business—Taxation of the Partnership" and "Risk Factors—Tax Risks."
Exchange listing	We intend to apply to list our common units on the New York Stock Exchange (the "NYSE") under the symbol " ".

 Summary historical financial and operating data

All of the vessels in our portfolio are owned by our joint ventures, each of which is owned 50% by us. Under applicable accounting rules, we do not consolidate the financial results of our joint ventures into our Predecessor's financial results. Our Predecessor accounts for its equity interest in the joint ventures owning the vessels in our portfolio as equity method investments in its combined financial statements. We derive cash flows from the operations of our joint ventures from several sources. Relative to the Exmar-Teekay joint ventures, our cash flows are generated from dividend payments, which are calculated to pay out all cash flows after debt service obligations. The Exmar-Excelerate joint ventures historically have not paid dividends. Instead, the Exmar-Excelerate joint ventures have been capitalized with shareholder loans in lieu of equity. Substantially all of the operating cash flows of these joint ventures are used to pay interest and principal on these shareholder loans.

You should read the following summary financial and operating data in conjunction with "Presentation of Financial Information," "Selected Historical Financial and Operating Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations" as well as the historical combined carve-out financial statements of our Predecessor, the historical combined financial statements of the Exmar-Excelerate joint ventures and the Exmar-Teekay joint ventures and related notes thereto included elsewhere in this prospectus. The financial information included in this prospectus may not be indicative of our future results of operations, financial condition and cash flows.

Set forth below is (i) summary historical financial data of our Predecessor as of and for the years ended December 31, 2013 and 2012, which have been derived from the audited historical combined carve-out financial statements of our Predecessor prepared in accordance with U.S. GAAP included elsewhere in this prospectus, (ii) summary historical financial data of our Predecessor as of March 31, 2014 and for the three months ended March 31, 2014 and 2013, which have been derived from the unaudited historical combined carve-out interim financial statements of our Predecessor prepared in accordance with U.S. GAAP included elsewhere in this prospectus, (iii) summary historical combined financial data of the Exmar-Excelerate joint ventures and of the Exmar-Teekay joint ventures, each as of and for the years ended December 31, 2013 and 2012, which have been derived from the audited historical combined financial statements thereof prepared in accordance with U.S. GAAP included elsewhere in this prospectus and (iv) summary historical combined financial data of the Exmar-Excelerate joint ventures and of the Exmar-Teekay joint ventures, each as of March 31, 2014 and for the three months ended March 31, 2014 and 2013, which have been derived from the unaudited historical combined interim financial statements thereof prepared in accordance with U.S. GAAP included elsewhere in this prospectus.

	Predecessor historical
	Three months ended March 31,		Year ended December 31,
(in thousands)	2014	2013	2013	2012

Statements of income data:
Total operating revenues	$—	$—	$—	$—
General and administrative expenses	539	514	2,138	2,053

Operating loss	(539)	(514)	(2,138)	(2,053)
Share of income from equity accounted joint ventures(1)	4,276	1,885	8,148	3,775
Interest income	5,487	5,653	22,640	23,431
Interest expense	(1,327)	(1,486)	(5,738)	(6,768)

Net income (loss) before income taxes	7,897	5,538	22,912	18,385
Income taxes	—	—	—	—

Net income	$7,897	$5,538	$22,912	$18,385

Balance sheet data (at period end):
Cash and cash equivalents	$12		$7	$2
Restricted cash and short-term investments	10,877		10,862	10,800
Advances to equity accounted joint ventures—current	19,886		20,135	17,042
Accrued interest income	1,659		818	757

Total current assets	32,434		31,822	28,601
Investments in equity accounted joint ventures	53,600		48,521	40,932
Advances to equity accounted joint ventures	310,656		312,010	325,045

Total assets	396,690		392,353	394,578

Current portion of long-term debt	13,930		13,829	13,439
Trade accounts payable	5		4	3
Accrued interest expenses	1,682		1,229	1,392

Total current liabilities	15,617		15,062	14,834

Long-term debt	310,991		312,741	325,270
Amounts due to equity accounted joint ventures	40,219		39,416	32,975

Total liabilities	366,827		367,219	373,079
Owner's net investment	29,863		25,134	21,499

Total equity	29,863		25,134	21,499

Total liabilities and total equity	$396,690		$392,353	$394,578

	Exmar-Excelerate joint ventures				Exmar-Teekay joint ventures
	Three months ended March 31,		Year ended December 31,		Three months ended March 31,		Year ended December 31,
(in thousands)	2014	2013	2013	2012	2014	2013	2013	2012

Combined statements of income data:
Time charter revenues	$18,024	$23,514	$78,782	$75,724	$12,183	$12,171	$49,619	$49,158
Vessel operating expenses(2)	(1,836)	(11,598)	(30,568)	(29,230)	(4,625)	(2,990)	(11,634)	(14,778)
Depreciation and amortization	(5,208)	(6,281)	(25,472)	(25,472)	(2,300)	(2,815)	(11,353)	(11,825)
General and administrative	(30)	(33)	(193)	(127)	(23)	(24)	(115)	(148)

Operating income	10,950	5,602	22,549	20,895	5,235	6,342	26,517	22,407
Interest income	9	7	25	34	649	595	2,461	3,243
Interest expense	(7,073)	(7,392)	(29,409)	(31,320)	(1,251)	(1,432)	(5,657)	(7,479)
Other financial items, net	68	58	(41)	(63)	(12)	10	(110)	(167)

Net financial expense	(6,996)	(7,327)	(29,425)	(31,349)	(614)	(827)	(3,306)	(4,403)
(Loss) income before income tax	3,954	(1,725)	(6,876)	(10,454)	4,621	5,515	23,211	18,004
Income taxes	—	—	—	—	—	—	—	—

Net (loss) income	$3,954	$(1,725)	(6,876)	$(10,454)	$4,621	$5,515	23,211	$18,004

Balance sheet data (at period end):
Cash and cash equivalents	$14,409		$8,075	$7,597	$9,440		$10,066	$5,942
Restricted cash and short-term investments	—		—	—	21,837		24,847	24,199
Trade accounts receivable	4,401		4,180	5,466	4,614		394	637
Other receivables, prepaid expense and accrued income	1,275		1,751	3,622	461		439	266

Total current assets	20,085		14,006	16,685	36,352		35,746	31,044
Restricted cash, long-term	—		—	—	170,892		170,037	166,674
Vessels, net	615,714		620,921	646,394	109,890		110,981	116,410
Vessels under capital lease, net	—		—	—	92,704		93,913	99,688
Total assets	635,799		634,927	663,079	409,838		410,677	413,816
Current obligations under capital lease	—		—	—	2,638		2,525	2,589
Current portion of long-term debt	24,765		24,609	23,289	87,730		90,031	19,568
Trade accounts payable	9,276		11,384	9,648	8,092		5,938	6,743
Other current liabilities	16,527		15,343	15,066	10,950		11,793	7,132

Total current liabilities	50,568		51,336	48,003	109,410		110,287	36,032
Long-term obligations under capital lease	—		—	—	168,254		167,512	164,086
Long-term debt, excluding current portion	636,890		639,204	663,813	53,500		58,825	148,856

Total liabilities	687,458		690,540	711,816	331,164		336,624	348,974
Common stock	313		313	313	3,192		3,192	3,192
Preferred stock	—		—	—	30,000		30,000	30,000
Retained earnings	(51,972)		(55,926)	(49,050)	45,482		40,861	31,650

Total stockholders' equity	(51,659)		(55,613)	(48,737)	78,674		74,053	64,842

Total liabilities and stockholders' equity	$635,799		$634,927	$663,079	$409,838		$410,677	$413,816

Cash flow data:
Net cash provided by operating activities	$8,493	$7,661	$23,766	$21,854	$3,990	$10,961	$38,341	$27,852
Net cash used in investing activities	—	—	—	—	—	—	—	—
Net cash used in financing activities	(2,159)	(2,013)	(23,289)	(19,515)	(4,616)	(4,178)	(34,216)	(32,172)
Portfolio data:
Number of vessels at period end	3	3	3	3	2	2	2	2
Average age of vessels	6.1	5.1	5.8	4.8	10.3	9.3	10	9.0
Total calendar days for portfolio	270	270	1,095	1,098	180	180	730	732
Total operating days for portfolio(3)	270	270	1,095	1,098	180	180	730	707
Other financial data:
EBITDA(4)	$16,226	$11,941	$47,980	$46,304	$7,523	$9,167	$37,760	$34,065

(1)    Represents our interest in the Exmar—Excelerate joint ventures and the Exmar—Teekay joint ventures. Our Predecessor accounted for its equity interests in the joint ventures as equity method investments in its combined carve-out financial statements

(2)   Vessel operating expenses are the direct costs associated with operating a vessel, including crew wages, vessel supplies, routine repairs, maintenance, insurance, lubricating oils and management fees.

(3)   The operating days for our portfolio is the total number of days in a given period that the vessels were in our possession less the total number of days off-hire. We define days off-hire as days lost to, among other things, operational deficiencies, drydocking for repairs, maintenance or inspection, equipment breakdowns and vessel upgrades, delays due to accidents, crewing strikes, certain vessel detentions or similar problems, or our failure to maintain the vessel in compliance with its specifications and contractual standards or to provide the required crew, or during periods of commercial waiting time during which we do not earn charter hire.

(4)   Non-GAAP Financial Measure

EBITDA. EBITDA is defined as earnings before interest, taxes, and depreciation and amortization. EBITDA is used as a supplemental financial measure by management and external users of financial statements, such as investors, to assess our financial and operating performance. We believe that EBITDA assists our management and investors by increasing the comparability of our performance from period to period and against the performance of other companies in our industry that provide EBITDA information. This increased comparability is achieved by excluding the potentially disparate effects between periods or companies of interest, taxes and depreciation and amortization, which items are affected by various and possibly changing financing methods, capital structure and historical cost basis and which items may significantly affect net income between periods. We believe that including EBITDA as a financial and operating measure benefits investors in (a) selecting between investing in us and other investment alternatives and (b) monitoring our ongoing financial and operational strength in assessing whether to continue to hold common units.

EBITDA should not be considered an alternative to net income, operating income, cash flow from operating activities or any other measure of financial performance presented in accordance with U.S. GAAP. EBITDA excludes some, but not all, items that affect net income, and these measures may vary among other companies. Therefore, EBITDA as presented below may not be comparable to similarly titled measures of other companies. The following table reconciles EBITDA to net income:

	Exmar-Excelerate joint ventures				Exmar-Teekay joint ventures
	Three months ended March 31,		Year ended December 31,		Three months ended March 31,		Year ended December 31,
(in thousands)	2014	2013	2013	2012	2014	2013	2013	2012

Net (loss) income	$3,954	$(1,725)	$(6,876)	$(10,454)	$4,621	$5,515	$23,211	$18,004
Depreciation and amortization	5,208	6,281	25,472	25,472	2,300	2,815	11,353	11,825
Interest income	(9)	(7)	(25)	(34)	(649)	(595)	(2,461)	(3,243)
Interest expense	7,073	7,392	29,409	31,320	1,251	1,432	5,657	7,479
Income taxes	—	—	—	—	—	—	—	—

EBITDA	$16,226	$11,941	$47,980	$46,304	$7,523	$9,167	$37,760	$34,065

Risk factors

Limited partner interests are inherently different from the capital stock of a corporation, although many of the business risks to which we are subject are similar to those that would be faced by a corporation engaged in a similar business. You should carefully consider the following risk factors together with all of the other information included in this prospectus in evaluating an investment in our common units.

If any of the following risks were actually to occur, our business, financial condition, results of operations and ability to make cash distributions to our unitholders could be materially adversely affected. In that case, we might not be able to make cash distributions on our common units, the trading price of our common units could decline, and you could lose all or part of your investment.

Risks inherent in our business

We are dependent on Excelerate Energy as the sole charter counterparty for the vessels in our initial portfolio. A deterioration of the financial viability of Excelerate Energy or our relationship with Excelerate Energy, or the loss of Excelerate Energy as a customer, would have a material adverse effect on our business, financial condition, results of operations and ability to make cash distributions to our unitholders.

For the three months ended March 31, 2014 and the years ended December 31, 2013 and 2012, Excelerate Energy accounted for all of the revenues of our joint ventures from which we derive all of our income, respectively. A deterioration of the financial viability of Excelerate Energy or our relationship with Excelerate Energy or the loss of Excelerate Energy as a customer would have a greater adverse effect on us than for a company with a more diverse customer base.

Our joint ventures could lose Excelerate Energy as a customer or the benefits of a charter as a result of a breach by Excelerate Energy of a charter or other unanticipated developments, such as:

•
Excelerate Energy failing to make charter payments because of its financial inability, disagreements with us or otherwise;

•
Excelerate Energy exercising its right to terminate the charter for a vessel under certain circumstances, such as:

  •
  loss of the vessel or damage to it beyond repair;

  •
  defaults of our joint venture's obligations under a charter, including prolonged periods of off-hire;

  •
  in the event of war or hostilities that would significantly disrupt the free trade of the vessel; or

  •
  requisition by any governmental authority;

•
with respect to Excalibur, Excelerate Energy exercising its right to purchase the vessel in 2022;

•
with respect to Explorer, Express or Excelerate, third parties exercising any options that may be granted by Excelerate Energy to its customers to purchase the Explorer, Express or Excelerate beginning in 2024; or

•
with respect to Excelerate, Excelsior, Explorer and Express, a prolonged force majeure event affecting Excelerate Energy or its customers, should Excelerate Energy establish a designated trade under the terms of the applicable charter.

Please read "Business—Time Charters—LNGRV Charters" and "Business—Time Charters—LNG Carrier Charter." If our joint ventures lose any of their charters with Excelerate Energy, they may be unable to re-deploy the related vessel on terms as favorable as the current charters or at all.

Any event, whether in our industry or otherwise, that adversely affects Excelerate Energy's financial condition, leverage, results of operations, cash flows or demand for our services and has an effect on its payments under our charters may adversely affect our ability to sustain or increase cash distributions to our unitholders. Accordingly, we are indirectly subject to the business risks of Excelerate Energy, some of which are the following:

•
its level of indebtedness;

•
economic conditions and government policies in its areas of operation; and

•
its being controlled by George B. Kaiser, which subjects it to risks as a result of certain actions taken by Mr. Kaiser, including the level of indebtedness of Mr. Kaiser;

Although the obligations of Excelerate Energy are partially secured by a letter of credit in the case of the Excelsior charter, and by a personal guarantee of Mr. Kaiser in the case of the Excelerate charter, and by prepaid hire in the case of the Explorer and Express charters, no security exists for Excelerate Energy's obligations under the Excalibur charter.

The ability of Excelerate Energy to perform its obligations under its charters with our joint ventures depends on its future financial condition and economic performance, which in turn will depend upon prevailing economic conditions and financial, business and other factors, many of which are beyond its control.

The loss by our joint ventures of Excelerate Energy as a charterer, or a decline in payments under any of such charters, could have a material adverse effect on our business, results of operations, financial condition and ability to make cash distributions to our unitholders.

Excelerate Energy is a private company for which limited information is available.

Excelerate Energy is a private company and is not required to provide us with access to or otherwise make publicly available its financial information. As a privately held company, Excelerate Energy is not required to comply with certain corporate governance and financial reporting practices and policies of publicly-traded companies. Little public information exists about Excelerate Energy and we will be required to rely on the ability of our management to obtain adequate information regarding Excelerate Energy.

Our only income-generating assets are our interests in our joint ventures. Neither we nor our joint venture partners exercise affirmative control over our joint ventures. Accordingly, we cannot require our joint ventures to act in our best interests. Furthermore, our joint venture partners, each of which is a competitor of ours, may prevent our joint ventures from taking action that may otherwise be beneficial to us, including making cash distributions to us. A deadlock between us and our joint venture partners could result in a sale of our equity interests in a joint venture to our joint venture partner or in the purchase of our joint venture partner's equity interest in a joint venture.

Our only income generating assets are our interests in our joint ventures. Please read "Our Joint Ventures and Joint Venture Agreements" for a description of our joint venture agreements. We are entitled to appoint one half of the members of the board of directors governing each such joint venture. A majority of votes is required for the board of directors of each joint venture to act and as a result, we are unable to cause the joint venture to act in our best interests over the objection of our joint venture partner. Our inability to require our joint ventures to act in our interest may cause us to fail to realize expected benefits from our interests and could adversely affect our business, results of operations, financial condition and ability to make quarterly distributions to our unitholders.

Furthermore, our joint venture partners are subsidiaries of Excelerate Energy and Teekay LNG, each of which is a competitor of ours. As described above, these entities exercise one half of the voting power on the board of directors of each joint venture. While our joint venture partners are required to act in the best interests of the applicable joint venture, our joint venture partners may prevent our joint ventures from acting in a manner that would otherwise be in our best interest.

Our joint venture agreements provide that the consent of the joint venture partners is required for the distribution of cash dividends to the joint venture partners. While we generate cash flow from our three joint ventures with Excelerate Energy through the receipt of principal and interest payments on our shareholder loans to such joint ventures, our cash flow generated from our joint ventures with Teekay LNG have historically related to cash distributions approved by us and Teekay LNG. Should Teekay LNG alter its practice of approving cash distributions to us from our joint ventures, our ability to make cash distributions to our unitholders would be materially impaired.

If the directors nominated by us and our joint venture partners are unable to reach agreement on any decision or action, then the issue will be resolved in accordance with the procedure set forth in our joint venture agreements. After the board of directors has met a second time to consider the decision or action, one or more of our senior executives will attempt to reach agreement with their counterpart from the joint venture partner. Should these efforts be unsuccessful, our joint venture partner may seek to compel us to sell our equity interests or purchase its equity interests in the joint venture pursuant to the procedure set forth in our joint venture agreements. In order to purchase our joint venture partner's equity interest in the joint venture, we may be required to secure additional financing in a short period of time, which may not be available on terms acceptable to us. If we are required to sell our equity interest in a joint venture, we will lose future revenue generated by the vessel owned or leased by the joint venture. In either case, our business, results of operations, financial condition and ability to make quarterly distributions to our unitholders may be adversely affected.

We generate a substantial portion of our cash flow from the receipt of principal and interest payments on our shareholder loans made to our joint ventures with Excelerate Energy.

We generate a substantial portion of our cash flow from the receipt of principal and interest payments from our three joint ventures with Excelerate Energy on shareholder loans to such joint ventures to finance the vessels. All of our shareholder loans are unsecured. All of the vessels owned by our joint ventures are also financed through long-term bank borrowings.

The lenders under the Excelerate Facility (as defined herein) have a first mortgage on the Excelerate and a first priority charge, assignment and pledge of the Excelerate time charter to the lending banks, a share pledge and a general security deed. In addition, repayment of the shareholder bonds held by affiliates of Excelerate Energy is secured by a second priority mortgage and a second priority assignment and pledge of the earnings, insurances and requisition compensation of the Excelerate. The Excelerate is also subject to a second mortgage and third mortgage in relation to the shareholders' loans owed to Excelerate NV.

The lenders under the Explorer and Express Facilities (as defined herein) are secured by a first priority mortgage on each of the Explorer and the Express, a first priority pledge agreement over the shares of such vessels' respective joint venture owner, a guarantee given by each such joint venture owner, a first priority charge, assignment and pledge of the charter party of each such vessel, an account security deed and a general security deed with each owner. Such bank facilities are also secured by a charge, assignment and pledge of each Exmar NV loan agreement with each owner and an account security deed with Exmar LNG Holding NV. In addition, repayment of the shareholder loans made by Excelerate Energy to the joint venture that owns and operates the Explorer is secured by a second priority pledge of receivables under the charter and a second priority pledge of the Explorer's earnings, insurances and requisition compensation. Repayment of the prepaid amounts under the Explorer time charter is secured by a third priority pledge of the Explorer's earnings, insurances and requisition compensation and a second priority pledge of shares in Explorer NV.

If the lenders under the Excelerate Facility or the Explorer and Express Facilities foreclose on their first priority mortgage and sell the vessels, the joint venture that owns and operates the vessel will not have any income generating assets or cash flow to make payments to us on our shareholder bonds. Furthermore, any proceeds from such sales will likely be insufficient to make any payments to us on our shareholder loans after amounts due to the lenders under such bank facilities are paid.

If there is any significant reduction in the amount of principal and interest payments made to us by our joint ventures on the shareholder loans and shareholder bonds we hold or if any of our joint ventures ceases to make such payments to us, we would experience a material adverse effect on our business, results of operations, financial condition and ability to make cash distributions to our unitholders.

We may not have sufficient cash from operations following the establishment of cash reserves and payment of fees and expenses to enable us to pay the minimum quarterly distribution on our common units.

We may not have sufficient cash from operations to pay the minimum quarterly distribution of $              per unit on our common units. The amount of cash we can distribute on our units principally depends upon the amount of cash we generate from our operations. We currently generate cash from operations through distributions and debt service payments from our joint ventures, and as such our cash from operations is dependent on the cash distributions, debt service payments and operations of our joint ventures, each of which may fluctuate from quarter to quarter based on the risks described in this section, including, among other things:

•
the rates they obtain from time charters;

•
the level of operating costs, such as the cost of crews, maintenance and insurance;

•
currency exchange rate fluctuations;

•
interest rate fluctuations; and

•
the effect of governmental regulations and maritime self-regulatory organization standards on the conduct of our business.

In addition, the actual amount of cash we will have available for distribution will depend on other factors, including:

•
the amount of cash distributed from our joint ventures;

•
the level of capital expenditures we and our joint ventures make, including for maintaining or replacing vessels, building new vessels, acquiring existing vessels and complying with regulations;

•
the number of unscheduled off-hire days for the vessels in our portfolio and the timing of, and number of days required for, scheduled or unscheduled drydocking of our vessels;

•
our and our joint ventures' debt service requirements and restrictions on distributions contained in our and our joint ventures' debt instruments;

•
whether Excelerate Energy exercises its right to purchase Excalibur in 2022 or whether third parties exercise any options that may be granted to purchase the Explorer, Express or Excelerate beginning in 2024;

•
fluctuations in working capital needs;

•
changes in tax rates;

•
our ability to make, and the level of, working capital borrowings; and

•
the amount of any cash reserves established by our board of directors.

The amount of cash we generate from our operations may differ materially from our profit or loss for the period, which will be affected by non-cash items. As a result of this and the other factors mentioned above, we may make cash distributions during periods when we record losses and may not make cash distributions during periods when we record net income.

The assumptions underlying our forecast of cash available for distribution are inherently uncertain and are subject to risks and uncertainties that could cause actual results to differ materially from those forecasted.

The forecast of cash available for distribution set forth in "Our Cash Distribution Policy and Restrictions on Distributions" is based in part on our forecasts of operating results and cash flows for our joint ventures for the twelve months ending June 30, 2015. The financial forecasts have been prepared by management and we have not received opinions or reports on them from our or any other independent auditor. The assumptions underlying these forecasts and our forecast of cash available for distribution are inherently uncertain and are subject to significant business, economic, regulatory and competitive risks and uncertainties that could cause actual results to differ materially from those forecasted. If the forecasted results are not achieved, we may not be able to pay the full minimum quarterly distribution or any amount on our common units or subordinated units, in which event the market price of the common units may decline materially.

Our ability to grow and to meet our financial needs may be adversely affected by our cash distribution policy.

Our cash distribution policy, which is consistent with our partnership agreement, requires us to distribute all of our available cash (as defined in our partnership agreement) each quarter. Accordingly, our growth may not be as fast as businesses that reinvest their available cash to expand ongoing operations.

In determining the amount of cash available for distribution, our board of directors approves the amount of cash reserves to set aside, including reserves for future maintenance and replacement capital expenditures, working capital and other matters. We also rely upon external financing sources, including commercial borrowings, to fund our capital expenditures. Accordingly, to the extent we do not have sufficient cash reserves or are unable to obtain financing, our cash distribution policy may significantly impair our ability to meet our financial needs or to grow.

We must make substantial capital expenditures to maintain and replace the operating capacity of our portfolio, which will reduce cash available for distribution. In addition, each quarter we are required to deduct estimated maintenance and replacement capital expenditures from operating surplus, which may result in less cash available to unitholders than if actual maintenance and replacement capital expenditures were deducted.

We must make substantial capital expenditures to maintain and replace, over the long-term, the operating capacity of our portfolio. We estimate that total maintenance capital expenditures for our joint ventures will average approximately $12.7 million per year in the aggregate. Maintenance capital expenditures could include capital expenditures associated with drydocking a vessel or modifying an existing vessel to the extent these expenditures are incurred to maintain the operating capacity of our portfolio. Replacement capital expenditures include acquiring a new vessel or otherwise replacing current vessels at the end of their useful lives to the extent these expenditures are incurred to replace the operating capacity of our portfolio. These expenditures could vary significantly from quarter to quarter and could increase as a result of changes in:

•
the cost of labor and materials;

•
customer requirements;

•
the size of our portfolio;

•
the cost of replacement vessels;

•
length of charters;

•
governmental regulations and maritime self-regulatory organization standards relating to safety, security or the environment; and

•
competitive standards.

Our partnership agreement requires our board of directors to deduct estimated maintenance and replacement capital expenditures, instead of actual maintenance and replacement capital expenditures, from operating surplus each quarter in an effort to reduce fluctuations in operating surplus as a result of significant variations in actual maintenance and replacement capital expenditures each quarter. Initially, because all of our drydocking costs are incurred at our joint ventures, our estimated maintenance capital expenditures for drydocking will be zero. The amount of estimated maintenance and replacement capital expenditures deducted from operating surplus is subject to review and change by our conflicts committee at least once a year. In years when estimated maintenance and replacement capital expenditures are higher than actual maintenance and replacement capital expenditures, the amount of cash available for distribution to unitholders will be lower than if actual maintenance and replacement capital expenditures were deducted from operating surplus. If our board of directors underestimates the appropriate level of estimated maintenance and replacement capital expenditures, we may have less cash available for distribution in periods when actual capital expenditures exceed our previous estimates.

If capital expenditures are financed through cash from operations or by issuing debt or equity securities, our ability to make cash distributions may be diminished, our financial leverage could increase or our unitholders may be diluted.

Use of cash from operations to expand our portfolio will reduce cash available for distribution to unitholders. Our ability to obtain bank financing or to access the capital markets may be limited by our financial condition at the time of any such financing or offering as well as by adverse market conditions resulting from, among other things, general economic conditions, changes in the LNG industry and contingencies and uncertainties that are beyond our control. Our failure to obtain the funds for future capital expenditures could have a material adverse effect on our business, financial condition, results of operations and ability to make cash distributions. Even if we are successful in obtaining necessary funds, the terms of any debt financings could limit our ability to pay cash distributions to unitholders. In addition, incurring additional debt may significantly increase our interest expense and financial leverage, and issuing additional equity securities may result in significant unitholder dilution and would increase the aggregate amount of cash required to pay the minimum quarterly distribution to unitholders, which could have a material adverse effect on our ability to make cash distributions.

The failure to consummate or integrate acquisitions in a timely and cost-effective manner could have an adverse effect on our financial condition and results of operations.

We believe that acquisition opportunities may arise from time to time, and any such acquisition could be significant. Any acquisition could involve the payment by us of a substantial amount of cash, the incurrence of a substantial amount of debt or the issuance of a substantial amount of equity. Certain acquisition and investment opportunities may not result in the consummation of a transaction. In addition, we may not be able to obtain acceptable terms for the required financing for any such acquisition or investment that arises. We cannot predict the effect, if any, that any announcement or consummation of an acquisition would have on the trading price of our common units. If we fail to consummate and integrate our acquisitions in a timely and cost-effective manner, our financial condition, results of operations and cash available for distribution could be adversely affected.

We may be unable to make or realize expected benefits from acquisitions, which could have an adverse effect on our expected plans for growth.

Our growth strategy includes selectively acquiring floating LNG infrastructure assets that are operating under long-term, stable cash flow generating time charters. Any acquisition of a vessel or business may not be profitable to us at or after the time we acquire it and may not generate cash flow sufficient to justify our investment. In addition, our acquisition growth strategy exposes us to risks that may harm our business, financial condition and operating results, including risks that we may:

•
fail to realize anticipated benefits, such as new customer relationships, cost-savings or cash flow enhancements;

•
be unable to hire, train or retain qualified shore and seafaring personnel to manage and operate our growing business and portfolio;

•
decrease our liquidity by using a significant portion of our available cash or borrowing capacity to finance acquisitions;

•
significantly increase our interest expense or financial leverage if we incur additional debt to finance acquisitions;

•
incur or assume unanticipated liabilities, losses or costs associated with the business or vessels acquired; or

•
incur other significant charges, such as impairment of goodwill or other intangible assets, asset devaluation or restructuring charges.

We have only five vessels in our portfolio. Any limitation in the availability or operation of those vessels could have a material adverse effect on our business, financial condition and results of operations and could significantly reduce our ability to make distributions to our unitholders.

Our portfolio currently consists of four LNGRVs and one LNG carrier. If any of these vessels are unable to generate revenues as a result of off-hire time, our joint ventures, and in turn, our financial condition and results of operations could be materially adversely affected.

The charters relating to our LNGRVs and LNG carrier permit the charterer to terminate the charter in the event that the vessel is off-hire for any extended period. The charters also allow the charterer to terminate the charter upon the occurrence of specified defaults. The termination of any of our charters could have a material adverse effect on our business, financial condition and results of operations and could significantly reduce our ability to make cash distributions to our unitholders. For further details regarding termination of our charters, please read "Business—Time Charters—LNGRV Charters—Termination; Non-Utilization" and "Business—Time Charters—LNG Carrier Charter—Termination."

An increase in operating expenses or drydocking costs could materially and adversely affect our financial performance.

Our operating expenses and drydock capital expenditures at our joint ventures depend on a variety of factors including crew costs, provisions, deck and engine stores and spares, lubricating oil, insurance, maintenance and repairs and shipyard costs, many of which are beyond our control and affect the entire shipping industry. While we do not bear the cost of fuel (bunkers) under our time charters, fuel is a significant expense in our operations when our vessels are, for example, moving to or from drydock or when off-hire. The price and supply of fuel is unpredictable and fluctuates based on events outside our control, including geopolitical developments, supply and demand for oil and natural gas, actions by the Organization of the Petroleum Exporting Countries and other oil and natural gas producers, war and unrest in oil-producing countries and regions, regional production patterns and environmental concerns. These may increase vessel operating and drydocking costs further. If costs continue to rise, they could materially and adversely affect our results of operations.

The drydocking of our vessels also results in loss of revenue if the vessels are drydocked for longer than the allowable period under the time charters. Although each of the LNGRV time charters requires the charterer to pay hire for a specified number of days of scheduled drydocking, any significant increase in the number of days of drydocking beyond the permitted duration could have a material adverse effect on our ability to make cash distributions to our unitholders. In addition, under the Excalibur charter, no hire is due during drydocking and, as a result, any prolonged period of drydocking may significantly reduce the benefits we receive under the charter. Although three of the charters require the charterer to pay drydocking costs, a significant increase in the cost of repairs during drydocking of the remaining two vessels could also adversely affect our cash available for distribution. We may underestimate the time required to drydock any of our vessels or unanticipated problems may arise. If more than one of our vessels is required to be out of service at the same time, if a vessel is drydocked longer than the allowable period or if the cost of repairs during drydocking is greater than budgeted, our cash available for distribution could be adversely affected.

Currently three of our charters allow us to pass operating costs directly to the charterer. Two of our charters do not have the pass through protection and as a result, we are responsible for things such as cost overruns, higher than expected labor costs and exposure to currency exchange rates.

Fluctuations in overall LNG demand growth could adversely affect our ability to secure future long-term charters.

Our joint ventures' business relies heavily upon the ability to secure the floating LNG infrastructure vessels on long-term charters and thus is highly dependent on underlying global LNG demand. Our ability to secure new vessels or existing vessels upon expiry of their time charters on new long-term charters could be adversely affected to the extent projected LNG demand growth is not realized.

Our growth depends on continued growth in demand in the floating LNG infrastructure market.

Our growth strategy focuses on floating LNG infrastructure assets under long-term charters. While global LNG demand has continued to rise, the rate of its growth has fluctuated due to several reasons, including the global economic crisis and the continued increase in natural gas production from unconventional sources in regions such as North America. Accordingly, our growth depends on continued growth in world and regional demand for LNG, LNGRVs, LNG carriers and other floating LNG infrastructure assets, which could be negatively affected by a number of factors, including:

•
increases in the cost of natural gas derived from LNG relative to the cost of alternative energy sources generally;

•
increases in the production levels of low-cost natural gas in domestic natural gas consuming markets, which could further depress prices for natural gas in those markets and make LNG uneconomical;

•
decreases in the cost, or increases in the demand for, conventional land-based regasification systems, which could occur if providers or users of regasification services seek greater economies of scale than LNGRVs can provide or if the economic, regulatory or political challenges associated with land-based activities improve;

•
further development of, or decreases in the cost of, alternative technologies for floating LNG regasification;

•
increases in the production of natural gas in areas linked by pipelines to consuming areas, the extension of existing, or the development of new, pipeline systems in markets we may serve, or the conversion of existing non-natural gas pipelines to natural gas pipelines in those markets;

•
decreases in the consumption of natural gas due to increases in its price relative to other energy sources or other factors making consumption of natural gas less attractive;

•
availability of new, alternative energy sources, including compressed natural gas; and

•
negative global or regional economic or political conditions, particularly in LNG consuming regions, which could reduce energy consumption or its growth.

Reduced demand for LNG, LNGRVs, LNG carriers and other floating LNG infrastructure assets would have a material adverse effect on our future growth and could harm our business, financial condition and results of operations.

The debt levels of us and our joint ventures may limit our and their flexibility in obtaining additional financing, pursuing other business opportunities or our paying distributions to you.

As of         , 2014, our Predecessor had approximately $               million of combined debt (including capitalized lease obligations, net of restricted cash, and including indebtedness outstanding under our predecessor's credit facilities). For the years ended December 31, 2013 and 2012, our predecessor incurred approximately $5.7 million and $6.8 million, respectively, in interest expense. For the three months ended March 31, 2014 and 2013, our Predecessor incurred approximately $1.3 million and $1.5 million, respectively, in interest expense.

Upon completion of this offering and the related transactions, we estimate that our combined debt (including capitalized lease obligations, net of restricted cash, and including indebtedness outstanding under our credit facilities) will be approximately $               million. Following this offering, we will continue to have the ability to incur additional debt. Please read "Management's Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources."

Our level of debt could have important consequences to us, including the following:

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our ability to obtain additional financing, if necessary, for working capital, capital expenditures, acquisitions or other purposes may be limited or such financing may not be available on favorable terms;

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we will be required to refinance our outstanding indebtedness, and we may not be able to do so on favorable terms or at all;

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we will need a substantial portion of our cash flow to make principal and interest payments on our debt, reducing the funds that would otherwise be available for operations, future business opportunities and distributions to unitholders;

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our debt level will make us more vulnerable than our competitors with less debt to competitive pressures or a downturn in our business or the economy generally; and

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our debt level may limit our flexibility in responding to changing business and economic conditions.

Our ability to service our debt will depend upon, among other things, our future financial and operating performance, which will be affected by prevailing economic conditions and financial, business, regulatory and other factors, some of which are beyond our control. If our operating results are not sufficient to service our current or future indebtedness, we will be forced to take actions such as reducing distributions, reducing or delaying our business activities, acquisitions, investments or capital expenditures, selling assets, restructuring or refinancing our debt, or seeking additional equity capital or bankruptcy protection. We may not be able to effect any of these remedies on satisfactory terms, or at all.

The financing arrangements of our joint ventures are secured by the vessels in our initial portfolio and contain operating and financial restrictions and other covenants that may restrict our business and financing activities as well as our ability to make cash distributions to our unitholders.

The operating and financial restrictions and covenants in the financing arrangements of our joint ventures, including lease agreements and any future financing agreements, could adversely affect their and our ability to finance future operations or capital needs or to engage, expand or pursue our business activities. For example, our and our joint ventures' financing arrangements limit our ability to incur additional debt, make distributions to our equity holders, make guarantees or provide any other credit support, enter any other lines of business or merge or otherwise reorganize. Additionally, we and our joint ventures are required to maintain compliance with certain financial ratios, including minimum equity values, minimum liquidity, minimum cash flow and minimum security coverage.

The agreements governing our and our joint ventures' other financing arrangements, including lease agreements, also contain operating and financial restrictions and covenants. For more information, please read "Management's Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Borrowing Activities—Long-Term Debt—" and "—Debt and Lease Restrictions."

Our and our joint ventures' ability to comply with covenants and restrictions contained in financing arrangements may be affected by events beyond our control, including prevailing economic, financial and industry conditions. If market or other economic conditions deteriorate, our and their ability to comply with these covenants may be impaired. If restrictions, covenants, ratios or tests in debt instruments are breached, a significant portion of the obligations may become immediately due and payable, and the lenders' commitment to make further loans may terminate. We and/or our joint ventures may not have, or be able to obtain, sufficient funds to make these accelerated payments. In addition, obligations under our and our joint ventures' financing arrangements are secured by certain vessels in our portfolio and guaranteed by our subsidiaries holding the interests in the vessels in our portfolio, and if we or they, as applicable, are unable to repay debt under our financing arrangements, the lenders or lessors could seek to foreclose on those assets. Please read "Management's Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources."

Restrictions in our debt agreements may prevent us from paying distributions.

The payment of principal and interest on our debt will reduce our cash available for distribution. In addition, our and our joint ventures' financing arrangements prohibit the payment of distributions upon the occurrence of the following events:

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failure to pay any principal, interest, fees, expenses or other amounts when due;

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breach or lapse of any insurance with respect to the vessels in our portfolio that secure the facilities;

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breach of certain financial covenants;

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failure to observe any other agreement, security instrument, obligation or covenant beyond specified cure periods in certain cases;

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default under other indebtedness by the applicable borrower or guarantor;

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bankruptcy or insolvency events;

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failure of any representation or warranty to be correct;

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a change of control, or change in the relevant entity's line of business; and

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a material adverse event occurs with respect to the applicable entity or the affiliates of the applicable entity.

In connection with this offering, we will amend certain of our existing financing agreements to permit the transactions pursuant to which we will acquire our initial portfolio and enter into a $20.0 million revolving credit facility with EXMAR, which we refer to as the sponsor credit facility. To the extent that EXMAR is a borrower or guarantor with respect to the financing agreements affecting the assets in our initial portfolio, we anticipate amending the applicable financing agreement so that all agreements will be guaranteed solely by us and secured solely by our assets. We expect that the amended financing agreements, and the sponsor credit facility, will contain covenants and provisions relating to events of default similar to those contained in our existing financing agreements. Furthermore, we expect that our future financing agreements will contain similar provisions. For more information regarding these financing agreements, please read "Management's Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources."

Growth of the LNG market may be limited by many factors, including infrastructure constraints and community and political group resistance to new LNG infrastructure over concerns about environmental, safety and terrorism.

A complete LNG project includes production, liquefaction, regasification, storage and distribution facilities and LNG carriers. Existing LNG projects and infrastructure are limited, and new or expanded LNG projects are highly complex and capital intensive, with new projects often costing several billion dollars. Many factors could negatively affect continued development of LNG infrastructure and related alternatives, including floating storage and regasification, or disrupt the supply of LNG, including:

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the availability of sufficient financing for LNG projects on commercially reasonable terms;

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decreases in the price of LNG, which might decrease the expected returns relating to investments in LNG projects;

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the inability of project owners or operators to obtain governmental approvals to construct or operate LNG facilities;

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local community resistance to proposed or existing LNG facilities based on safety, environmental or security concerns;

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any significant incident, environmental or other, involving an LNG facility or vessel involved in the LNG transportation, storage and regasification industry; and

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labor or political unrest affecting existing or proposed areas of LNG production, liquefaction and regasification.

We expect that, as a result of the factors discussed above, some of the proposals to expand existing or develop new LNG liquefaction and regasification facilities may be abandoned or significantly delayed. If the LNG supply chain is disrupted or does not continue to grow, or if a significant incident, environmental or other, occurs involving the LNG liquefaction, transportation, storage and regasification industry, it could have a material adverse effect on our business, financial condition, results of operations and ability to make cash distributions to our unitholders.

Further technological advancements and other innovations affecting floating LNG infrastructure assets could reduce the charter hire rates we are able to obtain when seeking new employment and this could adversely impact the value of our assets.

The charter rates, asset values and operational lives of floating LNG infrastructure assets are determined by a number of factors, including the vessel's efficiency, operational flexibility and physical life. Efficiency includes speed and fuel economy. Flexibility includes the ability to enter harbors, utilize related docking facilities and pass through canals and straits. Physical life is related to the original design and construction, the ongoing maintenance and the impact of operational stresses on the asset. If more advanced vessel designs are developed in the future and new vessels are built that are more efficient or more flexible or have longer physical lives than ours, competition from these more technologically advanced vessels could adversely affect the charter hire rates we will be able to secure when we seek to re-charter our vessels upon expiration or termination of our current charter arrangement and could also reduce the resale value of our vessels. This could adversely affect our revenues and cash flows, including cash available for distributions.

Our future cash flow stability depends on our ability to expand relationships with existing customers and obtain new customers, for which we will face substantial competition.

Our future cash flow stability is influenced by our ability to enter into additional long-term time charters for floating LNG infrastructure assets. The process of obtaining long-term charters for LNGRVs and LNG carriers is highly competitive and generally involves an intensive screening process and competitive bids, and often extends for several months. We believe LNGRV and LNG carrier time charters are awarded based upon a variety of factors relating to the vessel operator, including:

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LNG shipping and LNGRV experience and quality of operations;

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cost effectiveness;

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shipping industry relationships and reputation for customer service and safety;

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technical ability and reputation for operation of highly specialized vessels, including LNGRVs;

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quality and experience of seafaring crew;

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safety record;

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the ability to finance floating LNG infrastructure assets at competitive rates and financial stability generally;

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relationships with shipyards and the ability to get suitable berths;

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construction management experience, including the ability to obtain on-time delivery of new floating LNG infrastructure assets according to customer specifications;

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willingness to accept operational risks pursuant to the charter, such as allowing termination of the charter for force majeure events; and

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competitiveness of the bid in terms of overall price.

We expect substantial competition for providing floating storage, regasification and liquefaction services and marine transportation services for potential LNG projects from a number of experienced companies, including state sponsored entities and major energy companies. Many of these competitors have significantly greater financial resources and larger and more versatile portfolios than do we or EXMAR. We anticipate that an increasing number of marine transportation companies—including many with strong reputations and extensive resources and experience—will enter the LNGRV market and LNG transportation market. This increased competition may cause greater price competition for time charters. As a result of these factors, we may be unable to expand our relationships with existing customers or to obtain new customers on a profitable basis, if at all, which would have a material adverse effect on our financial condition, results of operations and ability to make cash distributions to our unitholders.

We may have more difficulty entering into long-term time charters in the future if an active short-term or spot LNG shipping market continues to develop.

Most shipping requirements for new LNG projects continue to be provided on a long-term basis, though the level of spot voyages and short-term time charters of less than 12 months in duration has grown in the past few years. If an active short-term or spot market continues to develop, we may have increased difficulty entering into long-term time charters upon expiration or early termination of our current charters or for any vessels that we acquire in the future, and, as a result, our cash flow may be less stable. In addition, an active short-term or spot LNG market may require us to enter into time charters based on changing market prices, as opposed to time charters based on a fixed rate, which could result in a decrease in our cash flow in periods when the market price for shipping LNG is depressed or insufficient funds are available to cover our financing costs for related vessels.

An increase in the global supply of LNGRVs or LNG carrier capacity, including conversion of existing tonnage, without a commensurate increase in demand may have an adverse effect on hire rates and the values of the vessels in our portfolio, which could have a material adverse effect on our business, financial condition, results of operations and ability to make cash distributions to our unitholders.

The supply of LNGRVs and LNG carriers in the industry is affected by, among other things, assessments of the demand for these vessels by charterers. Any over-estimation of demand for floating LNG infrastructure assets may result in an excess supply. This may, in the long term when existing contracts expire, result in lower hire rates and depress the values of the vessels in our portfolio. In such an event, our business, financial condition, results of operations and ability to make cash distributions to our unitholders may be adversely affected.

During periods of high utilization and high hire rates, industry participants may increase the supply of LNGRVs and/or LNG carriers by ordering the construction of new vessels. This may result in an over-supply and may cause a subsequent decline in utilization and hire rates when the vessels enter the market. Lower utilization and hire rates could adversely affect revenues and profitability. Prolonged periods of low utilization and hire rates could also result in the recognition of impairment charges on the vessels in our portfolio if future cash flow estimates, based upon information available at the time, indicate that the carrying value of these vessels may not be recoverable. Such impairment charges may cause lenders to accelerate loan payments under our or our joint ventures' financing agreements, which could adversely affect our business, financial condition, results of operations and ability to make cash distributions to our unitholders.

Hire rates for LNGRVs and LNG carriers are not readily available and may fluctuate substantially. If rates are lower when we are seeking a new charter, our earnings and ability to make distributions to our unitholders may decline.

Hire rates for LNGRVs and LNG carriers are not readily available and may fluctuate over time as a result of changes in the supply demand balance relating to current and future LNGRV and LNG carrier capacity. This supply demand relationship largely depends on a number of factors outside our control. The LNG market is closely connected to world natural gas prices and energy markets, which we cannot predict. A substantial or extended decline in natural gas prices could adversely affect our ability to recharter our vessels at acceptable rates or to acquire and profitably operate new LNGRVs or LNG carriers. Our ability from time to time to charter or re-charter any vessel at attractive rates will depend on, among other things, the prevailing economic conditions in the LNG industry. Hire rates for newbuilding LNGRVs and LNG carriers are correlated with the price of LNGRV newbuildings and LNG carrier newbuildings. Hire rates at a time when we may be seeking a new charter may be lower than the hire rates at which our vessels are currently chartered. If rates are lower when we are seeking a new charter, our earnings and ability to make cash distributions to our unitholders may decline.

The value of floating LNG infrastructure assets may fluctuate substantially and, if these values are lower at a time when we are attempting to dispose of vessels, we may incur a loss.

The value of floating LNG infrastructure assets can fluctuate substantially over time due to a number of different factors, including:

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prevailing economic conditions in the natural gas and energy markets;

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a substantial or extended decline in demand for LNG;

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increases in the supply of vessel capacity;

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the size and age of a vessel; and

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the cost of retrofitting or modifying existing vessels, as a result of technological advances in design or equipment, changes in applicable environmental or other regulations or standards, customer requirements or otherwise.

As the vessels in our portfolio age, the expenses associated with maintaining and operating them are expected to increase, which could have an adverse effect on our business and operations if we do not maintain sufficient cash reserves for maintenance and replacement capital expenditures. Moreover, the cost of a replacement vessel would be significant.

If a charter terminates, we may be unable to re-deploy the affected vessel at an attractive rate and, rather than continue to incur costs to maintain and finance it, we may seek to dispose of it. Our inability to dispose of a vessel at a reasonable value could result in a loss on its sale and adversely affect our ability to purchase a replacement vessel, financial condition, results of operations and ability to make distributions to unitholders.

We depend on EXMAR and its subsidiaries, including Exmar Shipmanagement, Exmar Marine and Exmar Hong Kong, to assist us in operating and expanding our business.

Our ability to enter into new charters and expand our customer relationships will depend largely on our ability to leverage our relationship with EXMAR and its reputation and relationships in the shipping industry. If EXMAR suffers material damage to its reputation or relationships, it may harm our ability to:

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renew existing charters upon their expiration;

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obtain new charters;

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successfully interact with shipyards;

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obtain financing on commercially acceptable terms;

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maintain access to capital under the sponsor credit facility; or

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maintain satisfactory relationships with suppliers and other third parties.

In addition, our operations and those of our joint ventures are supported by agreements with subsidiaries of EXMAR. Our joint ventures are subject to management agreements pursuant to which certain crewing and technical management services are provided by Exmar Shipmanagement. Furthermore, EXMAR and its subsidiaries provide certain management and administrative services to the Exmar-Excelerate joint ventures pursuant to services agreements. EXMAR and its subsidiaries also provide accounting and corporate administration services to the Exmar-Teekay joint ventures pursuant to the terms of each applicable joint venture agreement. In addition, pursuant to the management and administrative services agreement between Exmar Hong Kong, us and our general partner, Exmar Hong Kong will provide significant management, administrative, financial and other support services to us and our general partner. Our operational success and ability to execute our growth strategy will depend significantly upon the satisfactory performance of these services. Our business will be harmed if our service providers fail to perform these services satisfactorily, if they cancel their agreements with us or if they stop providing these services to us. Please read "Our Joint Ventures and Joint Venture Agreements" and "Certain Relationships and Related Party Transactions."

The operation of floating LNG infrastructure assets is inherently risky, and an incident involving significant loss of life or property or environmental consequences involving any vessel in our portfolio could harm our reputation and business.

The vessels in our portfolio and their cargoes are at risk of being damaged or lost because of events such as:

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marine disasters;

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piracy;

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environmental accidents;

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bad weather;

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mechanical failures;

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grounding, fire, explosions and collisions;

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human error; and

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war and terrorism.

An accident involving any of the vessels in our portfolio could result in any of the following:

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death or injury to persons, loss of property or environmental damage;

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delays in the delivery of cargo;

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loss of revenues from or termination of charter contracts;

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governmental fines, penalties or restrictions on conducting business;

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higher insurance rates; and

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damage to our reputation and customer relationships generally.

Any of these results could have a material adverse effect on our business, financial condition and results of operations.

If the vessels in our portfolio suffer damage, they may need to be repaired. The costs of vessel repairs are unpredictable and can be substantial. We may have to pay repair costs that our insurance policies do not cover. The loss of earnings while these vessels are being repaired, as well as the actual cost of these repairs, would decrease our results of operations and negatively affect our ability to make cash distributions to unitholders. Furthermore, if one of our vessels suffers damage resulting in a total loss, we would lose the future cash flows generated by such vessel. If any vessel in our portfolio is involved in an accident with the potential risk of environmental consequences, the resulting media coverage could have a material adverse effect on our business, our results of operations and cash flows, weaken our financial condition and negatively affect our ability to make cash distributions to our unitholders.

Our insurance may be insufficient to cover losses that may occur to our property or result from our operations.

The operation of LNGRVs and LNG carriers is inherently risky. Although we carry protection and indemnity and hull and machinery insurance consistent with industry standards, all risks may not be adequately insured against, and any particular claim may not be paid. Any claims covered by insurance would be subject to deductibles, and since it is possible that a large number of claims may be brought, the aggregate amount of these deductibles could be material. Certain of our insurance coverage is maintained through mutual protection and indemnity associations, and as a member of such associations we may be required to make additional payments over and above budgeted premiums if member claims exceed association reserves.

We may be unable to procure adequate insurance coverage at commercially reasonable rates in the future. For example, more stringent environmental regulations have led in the past to increased costs for, and in the future may result in the lack of availability of, insurance against risks of environmental damage or pollution. A marine disaster could exceed our insurance coverage, which could harm our business, financial condition and results of operations. Any uninsured or underinsured loss could harm our business and financial condition. In addition, our insurance may be voidable by the insurers as a result of certain of our actions, such as the vessels in our portfolio failing to maintain certification with applicable maritime self-regulatory organizations.

Changes in the insurance markets attributable to terrorist attacks may also make certain types of insurance more difficult for us to obtain. In addition, upon renewal or expiration of our current policies, the insurance that may be available to us may be significantly more expensive than our existing coverage.

If the vessels in our portfolio fail to meet the performance standards set forth in the time charters, Excelerate Energy may withhold a portion of the hire due to us under the time charter, which could adversely affect our cash available for distribution.

Under the time charters, our joint ventures undertake that each vessel should meet certain performance standards (e.g., guaranteed speed). However, the vessels in our portfolio are complex and their operation technically challenging. Design, construction or operational problems may cause the vessels in our portfolio to fail to meet the performance standards set forth in the time charters. If any such performance standards are not met, Excelerate Energy may withhold a portion of the hire due to our joint ventures. The resulting loss of revenue could harm our business, financial condition, results of operations and ability to make cash distributions to our unitholders.

An increased shortage of qualified officers and crew could have an adverse effect on our business and financial condition.

Floating LNG infrastructure assets require technically skilled officers with specialized training. As the number of floating LNG infrastructure assets operating worldwide continues to grow, the demand for technically skilled officers and crew will increase, which may lead to a shortfall of such personnel. Each key officer crewing an LNGRV must receive specialized training related to the operation and maintenance of the regasification equipment. If Exmar Shipmanagement is unable to employ technically skilled staff and crew, they will not be able to adequately staff the vessels in our portfolio. A material decrease in the supply of technically skilled officers or an inability of Exmar Shipmanagement to attract and retain such qualified officers could impair our joint ventures' ability to operate or increase the cost of crewing the vessels in our portfolio, which would materially adversely affect our business, financial condition and results of operations and significantly reduce our ability to make distributions to our unitholders.

We may be unable to attract and retain key management personnel in the floating LNG infrastructure industry, which may negatively impact our growth, the effectiveness of our management and our results of operation.

Our success depends to a significant extent upon the abilities and the efforts of our senior executives. While we believe that we have an experienced management team, the loss or unavailability of one or more of our senior executives for any extended period of time could have an adverse effect on our growth, business and results of operations.

Our LNG carrier is financed by a UK capital lease. In the event of any adverse changes to legislation affecting the tax treatment of the lease for the UK lessor or a successful challenge by the UK Revenue authorities with regard to the tax basis of the transaction, or in the event of any early termination of the lease, we may be required to make additional payments to the UK lessor, which could adversely affect our earnings and financial position. On a credit review we could be required by the UK lessor to post additional security for the lease obligations.

Our LNG carrier is financed by a UK capital lease. In the event of any adverse changes to legislation affecting the tax treatment of the lease for the UK lessor or a successful challenge by the UK Revenue authorities on the tax assumptions on which the transaction was based (we are not aware of any current challenge of the lease by the UK Revenue authorities), or in the event of an early termination of the lease before its expiration, we would be required to make additional payments to the UK lessor which would result in a loss of all, or a portion, of, or in some circumstances significantly more than, the upfront cash benefits that were received or that have accrued over time in respect of the lease transaction. Any additional payments could adversely affect our earnings and financial position. We could also be required by the UK lessor to post additional security in the circumstances of a change in the tax assumptions on which the lease transaction was based or on a credit review, the next credit review being due in October 2015. On a credit review the additional security would be to secure that part of the exposure not currently secured. This could also adversely affect our earnings and financial position. EXMAR has agreed to indemnify us against these increased costs, but any default by EXMAR would not limit our obligations under these leases. Furthermore, any such indemnity would terminate upon any change of control of our general partner. For more information on the UK capital lease, please read "Management's Discussion and Analysis of Financial Condition and Results of Operations—Debt and Lease Restrictions—UK Capital Lease."

Terrorist attacks, increased hostilities, piracy or war could lead to further economic instability, increased costs and disruption of business.

Terrorist attacks may adversely affect our business, financial condition, results of operations, ability to raise capital and future growth. From time to time, our vessels may operate in, or transit through, the Middle East. Continuing hostilities in the Middle East may lead to additional armed conflicts or to further acts of terrorism and civil disturbance in the United States or elsewhere, which may contribute further to economic instability and disruption of production and distribution of LNG, which could result in reduced demand for our services.

Terrorist attacks on vessels, such as the October 2002 attack on the m.v. Limburg and the July 2010 attack allegedly by Al-Qaeda on the m. Star, both very large crude carriers, may in the future adversely affect our business, financial condition and results of operations. In addition, LNG facilities, shipyards, vessels, pipelines and natural gas fields could be targets of future terrorist attacks. Any such attacks could lead to, among other things, bodily injury or loss of life, damage to the vessels in our portfolio or other property damage, increased operational costs, including insurance costs, and the inability to transport LNG to or from certain locations.

Acts of piracy have historically affected oceangoing vessels trading in regions of the world such as the South China Sea and the Gulf of Aden off the coast of Somalia. From time to time, our vessels may operate in, or transit through, these regions. If such piracy attacks result in regions in which the vessels in our portfolio are deployed being named on the Joint War Committee Listed Areas, war-risk insurance premiums payable for such insurance coverage could increase significantly and such insurance coverage might become more difficult to obtain. In addition, crew costs, including costs that may be incurred to the extent we employ onboard security guards, could increase in such circumstances.

Terrorist attacks, piracy, war or other events beyond our control that adversely affect the distribution, production or transportation of LNG to be shipped by us could entitle customers to terminate our charters, which would harm our cash flow and business. In addition, the loss of a vessel in our portfolio as a result of terrorism or piracy would have a material adverse effect on our business, financial condition and results of operations. We may not be adequately insured to cover losses from these incidents. In addition, hijacking as a result of an act of piracy against the vessels in our portfolio, or an increase in cost or unavailability of insurance for the vessels in our portfolio, could have a material adverse impact on our business, financial condition and results of operations.

We could be exposed to political, governmental and economic instability that could harm our operations.

Economic, political and governmental conditions in the countries where we are engaged in business or where the vessels in our portfolio are registered could affect our operations. Any disruption caused by these factors could harm our business. Political conflicts in the areas in which we operate could include attacks on ships, mining of waterways and other efforts to disrupt shipping. In addition to acts of terrorism, vessels could also be subject, in limited instances, to piracy. Future hostilities or other political instability where we operate or may operate could have a material adverse effect on the growth of our business, financial condition, results of operations and our ability to make cash distributions to our unitholders. In addition, tariffs, trade embargoes and other economic sanctions by Brazil, the United States or other countries against countries in the Middle East, Southeast Asia or elsewhere as a result of terrorist attacks, hostilities or otherwise may limit trading activities with those countries, which could also harm our business and ability to make cash distributions to our unitholders.

If our business activities involve countries, entities and individuals that are subject to restrictions imposed by the U.S. or other governments, we could be subject to enforcement action and our reputation and the market for our common units could be adversely affected.

The tightening of U.S. sanctions in recent years has affected non U.S. companies, such as us. In particular, sanctions against Iran have been significantly expanded. In 2012 the U.S. signed into law the Iran Threat Reduction and Syria Human Rights Act of 2012 ("TRA"), which placed further restrictions on the ability of non U.S. companies to do business or trade with Iran and Syria. A major provision in TRA is that issuers of securities must disclose to the SEC in their annual and quarterly reports filed after February 6, 2013 if the issuer or "any affiliate" has "knowingly" engaged in certain activities involving Iran during the timeframe covered by the report. This disclosure obligation is broad in scope in that it requires the reporting of activity that would not be considered a violation of U.S. sanctions as well as violative conduct, and is not subject to a materiality threshold. The SEC publishes these disclosures on its website and the President must initiate an investigation in response to all disclosures. Exmar NV set up two subsidiaries in Iran in 2004 and 2005 that have been dormant since approximately 2007 but are still technically legal entities. To the extent the subsidiaries remain in legal existence, this is due to the logistical and potential legal impediments associated with liquidating them; they have no employees or any business activities or operations. We understand that the subsidiaries have not engaged in any conduct that would be sanctionable under U.S. law and do not plan to engage in any business activities in the future. However, their existence may trigger future SEC disclosures. Even if no disclosure is required, the continued existence of the subsidiaries could still be viewed unfavorably by certain investors. Exmar NV intends to investigate the possibility of obtaining the Belgian government authorizations necessary to liquidate the subsidiaries. Furthermore, during 2011 and 2012, our parent, Exmar, carried certain products of Iran on its LPG vessels (which are not in our fleet), as described further below. In 2011, Exmar transported 200,000 metric tons of ammonia and 110,000 metric tons of liquefied petroleum gas (LPG) from Iran. These carriages of Iranian-origin product represented 5% of the total cargo volume transported by Exmar's midsize—and very large LPG carriers for that year. In February 2012, an Exmar chartered vessel transported 12,996 metric tons of ammonia from Iran, representing no more than 0.2% of cargoes carried by Exmar's midsize—and very large LPG carriers in 2012. These shipments did not violate U.S., EU or UN sanctions at the time they were made. On March 24, 2012, European Union sanctions with respect to certain petroleum products of Iran came into effect that prohibit, among other things, the carriage of certain petrochemical products of Iran. Since that date, no Exmar vessel has carried any products of Iran and Exmar has procedures in place to ensure that no shipments that would violate applicable sanctions can occur.

In addition to the sanctions against Iran, the U.S. also has sanctions that target other countries, entities and individuals. These sanctions have certain extraterritorial effects that need to be considered by non U.S. companies. It should also be noted that other governments have implemented versions of U.S. sanctions. We believe that we are in compliance with all applicable sanctions and embargo laws and regulations imposed by the U.S., the United Nations or EU countries and intend to maintain such compliance. However, there can be no assurance that we will be in compliance in the future, particularly as the scope of certain laws may be unclear and may be subject to changing interpretations. Any such violation could result in fines or other penalties and could result in some investors deciding, or being required, to divest their interest, or not to invest, in our common units. Additionally, some investors may decide to divest their interest, or not to invest, in our common units simply because we may do business with companies that do business in sanctioned countries. Investor perception of the value of our common units may also be adversely affected by the consequences of war, the effects of terrorism, civil unrest and governmental actions in these and surrounding countries.

Failure to comply with the U.S. Foreign Corrupt Practices Act, the UK Bribery Act or other anti-corruption laws could result in fines, criminal penalties, contract terminations and an adverse effect on our business.

Our vessels currently operate in a number of countries throughout the world, including some with developing economies. Also, the existence of state or government-owned enterprises puts us in contact with persons who may be considered "foreign officials" or "foreign public officials" under the U.S. Foreign Corrupt Practices Act of 1977 (or the FCPA) and the Bribery Act 2010 of the Parliament of the United Kingdom (or the UK Bribery Act), respectively. We are committed to doing business in accordance with all applicable anti-corruption laws and have adopted a code of business conduct and ethics that requires employees to comply with laws prohibiting bribery and corruption. In December 2013, we adopted a comprehensive policy and procedures designed to promote compliance with applicable anti-fraud, anti-bribery and other anti-corruption laws and regulations in all jurisdictions in which we conduct our business. We are subject, however, to the risk that we, our affiliated entities, our joint venture partners or our or their respective officers, directors, employees and agents may take actions determined to be in violation of such anti-corruption laws, including the FCPA and the UK Bribery Act. Any such violation could result in substantial fines, sanctions, civil and/or criminal penalties, curtailment of our operations in certain jurisdictions, and might adversely affect our business, results of operations or financial condition. In addition, actual or alleged violations could damage our reputation and ability to do business.

The LNG liquefaction, transportation, storage, and regasification industry is subject to substantial environmental and other safety regulations, which may significantly limit our operations or increase our expenses.

Our operations are materially affected by extensive and changing international, national and local environmental protection laws, regulations, treaties, conventions and standards in force in international waters, the jurisdictional waters of the countries in which the vessels in our portfolio operate, as well as the countries in which the vessels in our portfolio are registered, including those relating to equipping and operating floating LNG infrastructure assets, providing security and minimizing the potential for impacts to the environment from their operations. We have incurred, and expect to continue to incur, substantial expenses in complying with these laws and regulations, including expenses for vessel modifications and changes in operating procedures. Additional laws and regulations may be adopted that could limit our ability to do business or further increase costs, which could harm our business. In addition, failure to comply with applicable laws and regulations may result in administrative and civil penalties, criminal sanctions or the suspension or termination of operations. We may become subject to additional laws and regulations if we enter new markets or trades.

These requirements can affect the resale value or useful lives of the vessels in our portfolio, require a reduction in cargo capacity, vessel modifications or operational changes or restrictions, lead to decreased availability of insurance coverage for environmental matters or result in the denial of access to certain jurisdictional waters or ports, or detention in certain ports.

The design, construction and operation of LNGRVs and interconnecting pipelines and the transportation of LNG are subject to governmental approvals and permits in the jurisdictions in which our vessels operate.

The length of time it takes to receive regulatory approval for offshore LNG operations is one factor that has affected our industry, including through increased expenses.

The vessels in our portfolio operating in international waters, now or in the future, will be subject to various international, federal, state and local laws and regulations relating to protection of the environment, which may significantly increase our expenses.

The vessels in our portfolio traveling in international waters are subject to various existing regulations published by the International Maritime Organization (the "IMO") as well as marine pollution and prevention requirements imposed by the IMO International Convention for the Prevention of Pollution from Ships of 1973, as from time to time amended (or MARPOL), the International Convention on Civil Liability for Oil Pollution Damage of 1969, as from time to time amended (or the CLC), the IMO International Convention for the Safety of Life at Sea of 1974, as from time to time amended and generally referred to as SOLAS, the IMO International Convention on Load Lines of 1966, as from time to time amended, and the International Management Code for the Safe Operation of Ships and for Pollution Prevention (or the ISM Code). In addition, the vessels in our portfolio may become subject to the International Convention on Liability and Compensation for Damage in Connection with the Carriage of Hazardous and Noxious Substances by Sea, as amended by the April 2010 Protocol to the HNS Convention (the "2010 HNS Convention"), if it is entered into force. If the 2010 HNS Protocol were to enter into force, we cannot estimate with any certainty at this time the costs that may be needed to comply with any such requirements that may be adopted.

Our vessels operating in U.S. waters now or, in the future, will be subject to various federal, state and local laws and regulations relating to protection of the environment, including the Oil Pollution Act of 1990 ("OPA 90"), the U.S. Comprehensive Environmental Response, Compensation and Liability Act ("CERCLA"), the Clean Water Act (the "CWA"), and the Clean Air Act (the "CAA"). In some cases, these laws and regulations require us to obtain governmental permits and authorizations before we may conduct certain activities. These environmental laws and regulations may impose substantial penalties for noncompliance and substantial liabilities for pollution. Failure to comply with these laws and regulations may result in substantial civil and criminal fines and penalties. As with the industry generally, our operations will entail risks in these areas, and compliance with these laws and regulations, which may be subject to frequent revisions and reinterpretation, may increase our overall cost of business.

Many of these requirements are designed to reduce the risk of oil spills and other pollution. In addition, we believe that the heightened environmental, quality and security concerns of insurance underwriters, regulators and charterers will lead to additional regulatory requirements, including enhanced risk assessment and security requirements and greater inspection and safety requirements on vessels. We expect to incur substantial expenses in complying with these laws and regulation, including expenses for unit modifications and changes in operating procedures.

These requirements can affect the resale value or useful lives of the units in our portfolio, unit modifications or operational changes or restrictions, lead to decreased availability of insurance coverage for environmental matters or result in the denial of access to certain jurisdictional waters or ports, or detention in, certain ports. Under local, national and foreign laws, as well as international treaties and conventions, we could incur material liabilities, including cleanup obligations, in the event that there is a release of hazardous substances from any unit in our portfolio or otherwise in connection with our operations. We could also become subject to personal injury or property damage claims relating to the release of or exposure to hazardous materials associated with our operations. In addition, failure to comply with applicable laws and regulations may result in administrative and civil penalties, criminal sanctions or the suspension or termination of our operations, including, in certain instances, seizure or detention of the units in our portfolio.

Please read "Business—Environmental and Other Regulations—United States Environmental Regulation of LNG Vessels" below for a more detailed discussion on these topics.

Further changes to existing environmental legislation that is applicable to international and national maritime trade may have an adverse effect on our business.

We believe that the heightened environmental, quality and security concerns of insurance underwriters, regulators and charterers will generally lead to additional regulatory requirements, including enhanced risk assessment and security requirements and greater inspection and safety requirements on all LNG carriers in the marine transportation markets and offshore LNG terminals. These requirements are likely to add incremental costs to our operations and the failure to comply with these requirements may affect the ability of the vessels in our portfolio to obtain and, possibly, collect on insurance or to obtain the required certificates for entry into the different ports where we operate.

Further legislation, or amendments to existing legislation, applicable to international and national maritime trade are expected over the coming years in areas such as ship recycling, sewage systems, emission control (including emissions of greenhouse gases), and ballast treatment and handling. The United States has recently enacted legislation and regulations that require more stringent controls of air and water emissions from oceangoing vessels. Such legislation or regulations may require additional capital expenditures or operating expenses (such as increased costs for low-sulfur fuel) in order for us to maintain compliance with international and/or national regulations.

Climate change and greenhouse gas restrictions may adversely impact our operations and markets.

Due to concern over the risk of climate change, a number of countries and the IMO have adopted, or are considering the adoption of, regulatory frameworks to reduce greenhouse gas emission from vessel emissions. These regulatory measures may include, among others, adoption of cap and trade regimes, carbon taxes, increased efficiency standards, and incentives or mandates for renewable energy. Emissions of greenhouse gases from international shipping currently are not subject to the Kyoto Protocol to the United Nations Framework Convention on Climate Change (the "Kyoto Protocol"). A new treaty may be adopted in the future that includes additional restrictions on shipping emissions to those already adopted under MARPOL. The IMO has amended MARPOL to include two new sets of mandatory requirements designed to address greenhouse gases from ships: the Energy Efficiency Design Index and the Ship Energy Efficiency Management plan, discussed in detail in "Business—Environmental and Other Regulations—Regulation of Greenhouse Gas Emissions." In addition, some countries have made voluntary pledges to control the emissions of greenhouse gasses. Compliance with changes in laws and regulations relating to climate change could increase our costs of operating and maintaining the vessels in our portfolio and could require us to make significant financial expenditures that we cannot predict with certainty at this time.

Adverse effects upon the oil and natural gas industry relating to climate change, including growing public concern about the environmental impact of climate change, may also have an effect on demand for our services. For example, increased regulation of greenhouse gases or other concerns relating to climate change may reduce the demand for oil and natural gas in the future or create greater incentives for use of alternative energy sources. Any long-term material adverse effect on the oil and natural gas industry could have a significant financial and operational adverse impact on our business that we cannot predict with certainty at this time.

Maritime claimants could arrest the vessels in our portfolio, which could interrupt our cash flow.

Crew members, suppliers of goods and services to the vessels in our portfolio, owners of cargo, or other parties may be entitled to a maritime lien against one or more of the vessels in our portfolio for unsatisfied debts, claims or damages. In many jurisdictions, a maritime lien holder may enforce its lien by arresting a vessel through foreclosure proceedings. In a few jurisdictions, claimants could try to assert "sister ship" liability against one vessel in our portfolio for claims relating to another vessel in our portfolio. The arrest or attachment of one or more of vessels in our portfolio could interrupt our cash flow and require us to pay to have the arrest lifted. Under some of our present charters, if the vessel is arrested or detained for as few as 10 days as a result of a claim against us or our joint ventures, we may be in default of our charter and the charterer may terminate the charter. This would negatively impact our revenues and reduce our cash available for distribution to unitholders.

Governments could requisition our vessels during a period of war or emergency, resulting in loss of earnings.

The government of a jurisdiction where one or more of our vessels are registered could requisition for title or seize our vessels. Requisition for title occurs when a government takes control of a ship and becomes its owner. Also, a government could requisition our vessels for hire. Requisition for hire occurs when a government takes control of a ship and effectively becomes the charterer at dictated charter rates. Generally, requisitions occur during a period of war or emergency, although governments may elect to requisition ships in other circumstances. Although we would expect to be entitled to government compensation in the event of a requisition of one or more of our vessels, the amount and timing of payments, if any, would be uncertain. A government requisition of one or more of our vessels would result in off-hire days under our time charters and may cause us to breach covenants in certain of our financing agreements, and could have a material adverse effect on our business, financial condition, results of operations and cash flows, including cash available for distribution to our unitholders.

Compliance with safety and other vessel requirements imposed by classification societies may be very costly and may adversely affect our business.

The hull and machinery of every large, oceangoing commercial vessel must be classed by a classification society authorized by its country of registry. The classification society certifies that a vessel is safe and seaworthy in accordance with the applicable rules and regulations of the country of registry of the vessel and the Safety of Life at Sea Convention. All of our vessels are certified by Bureau Veritas. Each vessel in our portfolio has been awarded ISM certification and is currently "in class".

As part of the certification process, a vessel must undergo annual surveys, intermediate surveys and special surveys. In lieu of a special survey, a vessel's machinery may be on a continuous survey cycle, under which the machinery would be surveyed periodically over a five-year period. Each of the vessels in our portfolio is on a planned maintenance system approval, and as such the classification society attends onboard once every year to verify that the maintenance of the equipment onboard is done correctly. Each of the vessels in our portfolio is required to be qualified within its respective classification society for drydocking once every five years subject to an intermediate underwater survey done using an approved diving company in the presence of a surveyor from the classification society.

If any vessel in our portfolio does not maintain its class or fails any annual survey, intermediate survey or special survey, the vessel will be unable to trade between ports and will be unemployable. We would lose revenue while the vessel was off-hire and incur costs of compliance. This would negatively impact our revenues and reduce our cash available for distribution to unitholders.

Many seafaring employees are covered by collective bargaining agreements and the failure to renew those agreements or any future labor agreements may disrupt operations and adversely affect our business, financial condition, results of operations and ability to make cash distributions to our unitholders.

Substantially all of the seafarers that crew certain of our vessels are employed under collective bargaining agreements. We and our joint ventures may become subject to additional labor agreements in the future. We and our joint ventures may suffer labor disruptions if relationships deteriorate with the seafarers or the unions that represent them. The collective bargaining agreements may not prevent labor disruptions, particularly when the agreements are being renegotiated. Salaries are typically renegotiated from time to time for seafarers and higher compensation levels will increase our costs of operations. Although these negotiations have not caused labor disruptions in the past, any future labor disruptions could harm the operations of our joint ventures and could have a material adverse effect on our business, financial condition, results of operations and ability to make cash distributions to our unitholders.

Excelerate Energy has the right to purchase the Excalibur in March 2022. In addition, no earlier than January 2024, Excelerate Energy has the right to sell, or grant an option to purchase, the Express, the Explorer and/or the Excelerate to any customer who sub-charters the vessel for a minimum five-year period. If any of these rights are exercised, it could have a material adverse effect on our operating cash flow and our ability to make distributions to our unitholders.

Excelerate Energy has the right to purchase the Excalibur in March 2022, at a price specified in the purchase option agreement. In addition, Excelerate Energy has the right to sell, or grant an option to purchase, the Express, the Explorer and/or the Excelerate to any customer who sub-charters the vessel for a minimum five-year period at a price determined in accordance with the vessel option agreement and at a date no earlier than January 2024.

If any of these rights are exercised, it would significantly reduce the size of our portfolio, and we may be unable to identify or acquire a suitable replacement vessel with the proceeds of the option exercise. Furthermore, any replacement newbuilding would not generate revenues during its construction. Even if we find or build a suitable replacement vessel, the hire rate of such vessel may be significantly lower than the hire rate under the current Excelerate Energy charter. Our inability to find or build a suitable replacement vessel or the chartering of a replacement vessel at a lower hire rate would have a material adverse effect on our results of operations, cash flows and ability to make distributions to our unitholders. Please read "Business—Time Charters—LNG Carrier Charter—Purchase Option" and "Business—Vessel Option Agreement."

Risks inherent in an investment in us

EXMAR and its affiliates may compete with us, and our ability to compete with EXMAR may be limited.

Pursuant to the omnibus agreement that we and EXMAR will enter into in connection with the closing of this offering, EXMAR and its controlled affiliates (other than us, our general partner and our subsidiaries) generally will agree not to acquire, own, operate or charter certain floating LNG infrastructure assets operating under charters of five years or more. The omnibus agreement, however, contains exceptions that may allow EXMAR or any of its controlled affiliates to compete with us, which could harm our business. Pursuant to the omnibus agreement, we will agree and will cause our subsidiaries to agree, not to acquire, own, operate or charter LNG infrastructure assets operating under charters of fewer than five years, which will limit our ability to compete with EXMAR. Please read "Certain Relationships and Related Party Transactions—Agreements Governing the Transactions—Omnibus Agreement—Noncompetition."

Unitholders have limited voting rights, and our partnership agreement restricts the voting rights of the unitholders owning more than 4.9% of our common units.

Unlike the holders of common stock in a corporation, holders of common units have only limited voting rights on matters affecting our business. We will hold a meeting of the limited partners every year to elect one or more members of our board of directors and to vote on any other matters that are properly brought before the meeting. Common unitholders will be entitled to elect only three of the five members of our board of directors. The elected directors will be elected on a staggered basis and will serve for three year terms. Our general partner in its sole discretion will appoint the remaining two directors and set the terms for which those directors will serve. The partnership agreement also contains provisions limiting the ability of unitholders to call meetings or to acquire information about our operations, as well as other provisions limiting the unitholders' ability to influence the manner or direction of management. Unitholders will have no right to elect our general partner, and our general partner may not be removed except by a vote of the holders of at least 66 2/3% of the outstanding common and subordinated units, including any units owned by our general partner and its affiliates, voting together as a single class.

Our partnership agreement further restricts unitholders' voting rights by providing that if any person or group owns beneficially more than 4.9% of any class of units then outstanding, any such units owned by that person or group in excess of 4.9% may not be voted on any matter and will not be considered to be outstanding when sending notices of a meeting of unitholders, calculating required votes (except for purposes of nominating a person for election to our board of directors), determining the presence of a quorum or for other similar purposes, unless required by law. The voting rights of any such unitholders in excess of 4.9% will effectively be redistributed pro rata among the other common unitholders holding less than 4.9% of the voting power of all classes of units entitled to vote. Our general partner, its affiliates and persons who acquired common units with the prior approval of our board of directors will not be subject to this 4.9% limitation except with respect to voting their common units in the election of the elected directors.

Our general partner and its other affiliates own a significant interest in us and have conflicts of interest and limited fiduciary and contractual duties, which may permit them to favor their own interests to your detriment.

Following this offering, EXMAR will own a         % limited partner interest in us, assuming no exercise of the underwriters' option to purchase additional common units, and will own and control our general partner. All of our officers and certain of our directors are directors and/or officers of EXMAR and its affiliates and, as such, they have fiduciary duties to EXMAR that may cause them to pursue business strategies that disproportionately benefit EXMAR or which otherwise are not in the best interests of us or our unitholders. Conflicts of interest may arise between EXMAR and its affiliates (including our general partner) on the one hand, and us and our unitholders, on the other hand. As a result of these conflicts, our general partner and its affiliates may favor their own interests over the interests of our unitholders. Please read "—Risks Inherent in an Investment in Us—Our partnership agreement limits our general partner's and our directors' fiduciary duties to our unitholders and restricts the remedies available to unitholders for actions taken by our general partner or our directors." These conflicts include, among others, the following situations:

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neither our partnership agreement nor any other agreement requires our general partner or EXMAR or its affiliates to pursue a business strategy that favors us or utilizes our assets, and EXMAR's officers and directors have a fiduciary duty to make decisions in the best interests of the shareholders of EXMAR, which may be contrary to our interests;

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our partnership agreement permits our general partner to make a number of decisions in its individual capacity, as opposed to in its capacity as our general partner. Specifically, our general partner will be considered to be acting in its individual capacity if it exercises its call right, pre-emptive rights or registration rights, consents or withholds consent to any merger or consolidation of the partnership, appoints any directors or votes for the election of any director, votes or refrains from voting on amendments to our partnership agreement that require a vote of the outstanding units, voluntarily withdraws from the partnership, transfers (to the extent permitted under our partnership agreement) or refrains from transferring its units or general partner interest or votes upon the dissolution of the partnership;

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our general partner and our directors have restricted their liabilities and their fiduciary duties under the laws of the Marshall Islands, while also restricting the remedies available to our unitholders, and, as a result of purchasing common units, unitholders are treated as having agreed to the modified standard of fiduciary duties and to certain actions that may be taken by our general partner and our directors, all as set forth in the partnership agreement;

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our general partner is entitled to reimbursement of all reasonable costs incurred by it and its affiliates for our benefit;

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our partnership agreement does not restrict us from paying our general partner or its affiliates for any services rendered to us on terms that are fair and reasonable or entering into additional contractual arrangements with any of these entities on our behalf;

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our general partner may exercise its right to call and purchase our common units if it and its affiliates own more than 80% of our common units; and

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our general partner is not obligated to obtain a fairness opinion regarding the value of the common units to be repurchased by it upon the exercise of its limited call right.

Although a majority of our directors will over time be elected by common unitholders, our general partner will likely have substantial influence on decisions made by our board of directors. Please read "Certain Relationships and Related Party Transactions," "Conflicts of Interest and Fiduciary Duties" and "The Partnership Agreement."

Our officers face conflicts in the allocation of their time to our business.

Our officers are employed by EXMAR and its subsidiaries and perform executive officer functions for us pursuant to the management and administrative services agreement. Such officers are not required to work full-time on our affairs and also perform services for EXMAR. For example, Miguel de Potter, who functions as our Chief Executive Officer, also serves as the chief financial officer for EXMAR. Similarly, Didier Ryelandt, our Chief Financial Officer, is Executive Vice President of EXMAR Offshore Company. Initially, we estimate that Mr. de Potter will devote approximately one-eighth of his time and Mr. Ryelandt will devote approximately one half of his time to the management of our business. However, the amount of time our officers will allocate between our business and the business of EXMAR will vary from time to time depending on various circumstances and the needs of the businesses, such as the level of strategic activities of the businesses. The affiliates of our general partner, including EXMAR, conduct substantial businesses and activities of their own in which we have no economic interest. As a result, there could be material competition for the time and effort of our officers who also provide services to our general partner's affiliates, which could have a material adverse effect on our business, financial condition and results of operations. Please read "Management."

Our partnership agreement restricts our general partner's and our directors' fiduciary duties to our unitholders and restricts the remedies available to unitholders for actions taken by our general partner or our directors.

Our partnership agreement provides that our general partner will irrevocably delegate to our board of directors the authority to oversee and direct our operations, management and policies on an exclusive basis, and such delegation will be binding on any successor general partner of the partnership. Our partnership agreement also contains provisions that restrict the standards to which our general partner and directors would otherwise be held by Marshall Islands law. For example, our partnership agreement:

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permits our general partner to make a number of decisions in its individual capacity, as opposed to in its capacity as our general partner. Where our partnership agreement permits, our general partner may consider only the interests and factors that it desires, and in such cases it has no fiduciary duty or obligation to give any consideration to any interest of, or factors affecting us, our affiliates or our unitholders. Decisions made by our general partner in its individual capacity will be made by its sole owner, EXMAR. Specifically, pursuant to our partnership agreement, our general partner will be considered to be acting in its individual capacity if it exercises its right to make a determination to receive common units in exchange for resetting the target distribution levels related to the incentive distribution rights, call right, pre-emptive rights or registration rights, consents or withholds consent to any merger or consolidation of the partnership, appoints any directors or votes for the election of any director, votes or refrains from voting on amendments to our partnership agreement that require a vote of the outstanding units, voluntarily withdraws from the partnership, transfers (to the extent permitted under our partnership agreement) or refrains from transferring its units or general partner interest or votes upon the dissolution of the partnership;

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provides that our general partner and our directors are entitled to make other decisions in "good faith" if they reasonably believe that the decision is in our best interests;

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generally provides that affiliated transactions and resolutions of conflicts of interest not approved by the conflicts committee of our board of directors and not involving a vote of unitholders must be on terms no less favorable to us than those generally being provided to or available from unrelated third parties or be "fair and reasonable" to us and that, in determining whether a transaction or resolution is "fair and reasonable," our board of directors may consider the totality of the relationships between the parties involved, including other transactions that may be particularly advantageous or beneficial to us; and

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provides that neither our general partner nor our officers or our directors will be liable for monetary damages to us, our limited partners or assignees for any acts or omissions unless there has been a final and non-appealable judgment entered by a court of competent jurisdiction determining that our general partner or directors or its officers or directors or those other persons engaged in actual fraud or willful misconduct.

In order to become a limited partner of our partnership, a common unitholder is required to agree to be bound by the provisions in the partnership agreement, including the provisions discussed above. Please read "Conflicts of Interest and Fiduciary Duties—Fiduciary Duties."

Fees and cost reimbursements, which EXMAR will determine for services provided to us and our joint ventures, will be substantial, will be payable regardless of our profitability and will reduce our cash available for distribution to you.

Our joint ventures are parties to management agreements with Exmar Shipmanagement pursuant to which Exmar Shipmanagement provides certain crewing and technical management services. Pursuant to the management agreements, our joint ventures pay Exmar Shipmanagement fees for providing these services. We project the amount of these fees to be approximately $        million for the twelve months ending June 30, 2015.

The Exmar-Excelerate joint ventures are parties to services agreements with EXMAR and its subsidiaries, pursuant to which EXMAR and its subsidiaries provide management and administrative services. Accounting and corporate administration services are provided by EXMAR and its subsidiaries to the Exmar-Teekay joint ventures pursuant to each applicable joint venture agreement. Our joint ventures pay EXMAR and its subsidiaries a monthly fee in connection with the provision of these services. We project that our joint ventures will pay EXMAR and its subsidiaries approximately $        million in total for these services agreement during the twelve months ending June 30, 2015.

Pursuant to our management and administrative services agreement with Exmar Hong Kong, we will reimburse Exmar Hong Kong for its reasonable costs and expenses incurred in connection with providing management, administrative, financial and other support services to us. We project that we will reimburse Exmar Hong Kong approximately $        million for such expenses for the twelve months ending June 30, 2015.

For a description of these arrangements, please read "Our Joint Ventures and Joint Venture Agreements" and "Certain Relationships and Related Party Transactions." The fees and expenses payable pursuant to those agreements will be payable without regard to our financial condition or results of operations. The payment of fees to and the reimbursement of expenses of EXMAR and its subsidiaries could adversely affect our ability to pay cash distributions to you.

Our partnership agreement contains provisions that may have the effect of discouraging a person or group from attempting to remove our current management or our general partner, and even if public unitholders are dissatisfied, they will be unable to remove our general partner without EXMAR's consent, unless EXMAR's ownership interest in us is decreased, all of which could diminish the trading price of our common units.

Our partnership agreement contains provisions that may have the effect of discouraging a person or group from attempting to remove our current management or our general partner.

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The unitholders will be unable initially to remove our general partner without its consent because our general partner and its affiliates will own sufficient units upon completion of this offering to be able to prevent its removal. The vote of the holders of at least 66 2/3% of all outstanding common and subordinated units voting together as a single class is required to remove the general partner. Following the closing of this offering, EXMAR will own         % of the outstanding common and subordinated units, assuming no exercise of the underwriters' option to purchase additional common units.

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If our general partner is removed without "cause" during the subordination period and no units held by the holders of our subordinated units or their affiliates are voted in favor of that removal, all remaining subordinated units will automatically convert into common units, any existing arrearages on the common units will be extinguished, and our general partner will have the right to convert its incentive distribution rights, into common units or to receive cash in exchange for those interests based on the fair market value of those interests at the time. A removal of our general partner under these circumstances would adversely affect the common units by prematurely eliminating their distribution and liquidation preference over the subordinated units, which would otherwise have continued until we had met certain distribution and performance tests. Any conversion of the incentive distribution rights would be dilutive to existing unitholders. Furthermore, any cash payment in lieu of such conversion could be prohibitively expensive. "Cause" is narrowly defined to mean that a court of competent jurisdiction has entered a final, non-appealable judgment finding our general partner liable for actual fraud or willful or wanton misconduct in its capacity as our general partner. Cause does not include most cases of charges of poor business decisions, such as charges of poor management of our business by the directors appointed by our general partner, so the removal of our general partner because of the unitholders' dissatisfaction with the general partner's decisions in this regard would most likely result in the termination of the subordination period.

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Common unitholders will be entitled to elect only three of the five members of our board of directors. Our general partner in its sole discretion will appoint the remaining two directors.

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Election of the three directors elected by unitholders is staggered, meaning that the members of only one of three classes of our elected directors will be selected each year. In addition, the directors appointed by our general partner will serve for terms determined by our general partner.

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Our partnership agreement contains provisions limiting the ability of unitholders to call meetings of unitholders, to nominate directors and to acquire information about our operations as well as other provisions limiting the unitholders' ability to influence the manner or direction of management.

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Unitholders' voting rights are further restricted by the partnership agreement provision providing that if any person or group owns beneficially more than 4.9% of any class of units then outstanding, any such units owned by that person or group in excess of 4.9% may not be voted on any matter and will not be considered to be outstanding when sending notices of a meeting of unitholders, calculating required votes (except for purposes of nominating a person for election to our board of directors), determining the presence of a quorum or for other similar purposes, unless required by law. The voting rights of any such unitholders in excess of 4.9% will effectively be redistributed pro rata among the other common unitholders holding less than 4.9% of the voting power of all classes of units entitled to vote. Our general partner, its affiliates (including EXMAR) and persons who acquired common units with the prior approval of our board of directors will not be subject to this 4.9% limitation except with respect to voting their common units in the election of the elected directors.

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There are no restrictions in our partnership agreement on our ability to issue equity securities.

The effect of these provisions may be to diminish the price at which the common units will trade.

The control of our general partner may be transferred to a third party without unitholder consent.

Our general partner may transfer its general partner interest to a third party in a merger or in a sale of all or substantially all of its assets without the consent of the unitholders. In addition, our partnership agreement does not restrict the ability of the members of our general partner from transferring their respective membership interests in our general partner to a third party.

Substantial future sales of our common units in the public market could cause the price of our common units to fall.

We have granted registration rights to EXMAR and certain of its affiliates. These unitholders have the right, subject to some conditions, to require us to file registration statements covering any of our common, subordinated or other equity securities owned by them or to include those securities in registration statements that we may file for ourselves or other unitholders. Upon the closing of this offering and assuming no exercise of the underwriters' option to purchase additional common units, EXMAR will own                                         co mmon units and                                         su bordinated units. Following their registration and sale under the applicable registration statement, those securities will become freely tradable. By exercising their registration rights and selling a large number of common units or other securities, these unitholders could cause the price of our common units to decline.

We are subject to Marshall Islands law, which lacks a bankruptcy statute or general statutory mechanism for insolvency proceedings.

We are a Marshall Islands limited partnership, and we have limited operations in the United States and maintain limited assets in the United States. Consequently, in the event of any bankruptcy, insolvency, liquidation, dissolution, reorganization or similar proceeding involving us, bankruptcy laws other than those of the United States could apply. The Republic of the Marshall Islands does not have a bankruptcy statute or general statutory mechanism for insolvency proceedings. If we become a debtor under U.S. bankruptcy law, bankruptcy courts in the United States may seek to assert jurisdiction over all of our assets, wherever located, including property situated in other countries. There can be no assurance, however, that we would become a debtor in the United States, or that a U.S. bankruptcy court would be entitled to, or accept, jurisdiction over such a bankruptcy case, or that courts in other countries that have jurisdiction over us and our operations would recognize a U.S. bankruptcy court's jurisdiction, if any other bankruptcy court would determine it had jurisdiction. These factors may delay or prevent us from entering bankruptcy in the United States and may affect the ability of our unitholders to receive any recovery following our bankruptcy.

You will experience immediate and substantial dilution of $               per common unit.

The assumed initial public offering price of $              per common unit exceeds pro forma net tangible book value of $              per common unit. Based on the assumed initial public offering price, you will incur immediate and substantial dilution of $              per common unit. This dilution results primarily because the assets contributed by our general partner and its affiliates are recorded at their historical cost, and not their fair value, in accordance with U.S. GAAP. Please read "Dilution."

Our general partner, as the initial holder of the incentive distribution rights, may elect to cause us to issue additional common units to it in connection with a resetting of the target distribution levels related to our general partner's incentive distribution rights without the approval of the conflicts committee of our board of directors or holders of our common units and subordinated units. This may result in lower distributions to holders of our common units in certain situations.

Our general partner, as the initial holder of the incentive distribution rights, has the right, at a time when there are no subordinated units outstanding and our general partner has received incentive distributions at the highest level to which it is entitled (50.0%) for each of the prior four consecutive fiscal quarters, to reset the initial cash target distribution levels at higher levels based on the distribution at the time of the exercise of the reset election. Following a reset election, the minimum quarterly distribution amount will be reset to an amount equal to the average cash distribution amount per common unit for the fiscal quarter immediately preceding the reset election (such amount is referred to as the "reset minimum quarterly distribution"), and the target distribution levels will be reset to correspondingly higher levels based on the same percentage increases above the reset minimum quarterly distribution amount.

In connection with resetting these target distribution levels, our general partner will be entitled to receive a number of common units equal to that number of common units whose aggregate quarterly cash distributions equaled the average of the distributions to our general partner on the incentive distribution rights in the prior fiscal quarter. We anticipate that our general partner would exercise this reset right in order to facilitate acquisitions or internal growth projects that would not be sufficiently accretive to cash distributions per common unit without such conversion; however, it is possible that our general partner could exercise this reset election at a time when it is experiencing, or may be expected to experience, declines in the cash distributions it receives related to its incentive distribution rights and may therefore desire to be issued our common units, rather than retain the right to receive incentive distributions based on the initial target distribution levels. As a result, a reset election may cause our common unitholders to experience dilution in the amount of cash distributions that they would have otherwise received had we not issued additional common units to our general partner in connection with resetting the target distribution levels related to its incentive distribution rights. Please read "How We Make Cash Distributions—Incentive Distribution Rights" and "How We Make Cash Distributions—Right to Reset Incentive Distribution Levels."

We may issue additional equity securities, including securities senior to the common units, without your approval, which would dilute your ownership interests.

We may, without the approval of our unitholders, issue an unlimited number of additional units or other equity securities. In addition, we may issue an unlimited number of units that are senior to the common units in right of distribution, liquidation and voting. The issuance by us of additional common units or other equity securities of equal or senior rank will have the following effects:

•
our unitholders' proportionate ownership interest in us will decrease;

•
the amount of cash available for distribution on each unit may decrease;

•
because a lower percentage of total outstanding units will be subordinated units, the risk that a shortfall in the payment of the minimum quarterly distribution will be borne by our common unitholders will increase;

•
the relative voting strength of each previously outstanding unit may be diminished; and

•
the market price of the common units may decline.

Upon the expiration of the subordination period, the subordinated units will convert into common units and will then participate pro rata with other common units in distributions of available cash.

During the subordination period, which we define elsewhere in this prospectus, the common units will have the right to receive distributions of available cash from operating surplus in an amount equal to the minimum quarterly distribution of $              per unit, plus any arrearages in the payment of the minimum quarterly distribution on the common units from prior quarters, before any distributions of available cash from operating surplus may be made on the subordinated units. Distribution arrearages do not accrue on the subordinated units. The purpose of the subordinated units is to increase the likelihood that during the subordination period there will be available cash from operating surplus to be distributed on the common units. Upon the expiration of the subordination period, the subordinated units will convert into common units and will then participate pro rata with other common units in distributions of available cash. See "How We Make Cash Distributions—Subordination Period," "How We Make Cash Distributions—Distributions of Available Cash From Operating Surplus During the Subordination Period" and "How We Make Cash Distributions—Distributions of Available Cash From Operating Surplus After the Subordination Period."

In establishing cash reserves, our board of directors may reduce the amount of cash available for distribution to you.

Our partnership agreement requires our general partner to deduct from operating surplus cash reserves that it determines are necessary to fund our future operating expenditures. These reserves also will affect the amount of cash available for distribution to our unitholders. Our board of directors may establish reserves for distributions on the subordinated units, but only if those reserves will not prevent us from distributing the full minimum quarterly distribution, plus any arrearages, on the common units for the following four quarters. As described above in "—Risks Inherent in Our Business—We must make substantial capital expenditures to maintain and replace the operating capacity of our portfolio, which will reduce cash available for distribution. In addition, each quarter we are required to deduct estimated maintenance and replacement capital expenditures from operating surplus, which may result in less cash available to unitholders than if actual maintenance and replacement capital expenditures were deducted," our partnership agreement requires our board of directors each quarter to deduct from operating surplus estimated maintenance and replacement capital expenditures, as opposed to actual maintenance and replacement capital expenditures, which could reduce the amount of available cash for distribution. The amount of estimated maintenance and replacement capital expenditures deducted from operating surplus is subject to review and change by our board of directors at least once a year, provided that any change must be approved by the conflicts committee of our board of directors.

Our general partner has a limited call right that may require you to sell your common units at an undesirable time or price.

If at any time our general partner and its affiliates own more than 80% of the common units, our general partner will have the right, which it may assign to any of its affiliates or to us, but not the obligation, to acquire all, but not less than all, of the common units held by unaffiliated persons at a price not less than the then-current market price of our common units. Our general partner is not obligated to obtain a fairness opinion regarding the value of the common units to be repurchased by it upon the exercise of this limited call right. As a result, you may be required to sell your common units at an undesirable time or price and may not receive any return on your investment. You may also incur a tax liability upon a sale of your units. For additional information about the limited call right, please read "The Partnership Agreement—Limited Call Right."

At the completion of this offering and assuming no exercise of the underwriters' option to purchase additional common units, EXMAR, which owns and controls of our general partner, will own          % of our common units. At the end of the subordination period, assuming no additional issuances of common units, no exercise of the underwriters' option to purchase additional common units and the conversion of our subordinated units into common units, EXMAR will own         % of our common units.

You may not have limited liability if a court finds that unitholder action constitutes control of our business.

As a limited partner in a partnership organized under the laws of the Marshall Islands, you could be held liable for our obligations to the same extent as a general partner if you participate in the "control" of our business. Our general partner generally has unlimited liability for the obligations of the partnership, such as its debts and environmental liabilities, except for those contractual obligations of the partnership that are expressly made without recourse to our general partner. In addition, the limitations on the liability of holders of limited partner interests for the obligations of a limited partnership have not been clearly established in some jurisdictions in which we do business. Please read "The Partnership Agreement—Limited Liability" for a discussion of the implications of the limitations on liability of a unitholder.

We can borrow money to pay distributions, which would reduce the amount of credit available to operate our business.

Our partnership agreement allows us to make working capital borrowings to make cash distributions. Accordingly, if we have available borrowing capacity, we can make cash distributions on all our units even though cash generated by our operations may not be sufficient to pay such distributions. Any working capital borrowings by us to make cash distributions will reduce the amount of working capital borrowings we can make for operating our business. For more information, please read "Management's Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources."

Increases in interest rates may cause the market price of our common units to decline.

An increase in interest rates may cause a corresponding decline in demand for equity investments in general, and in particular for yield based equity investments such as our common units. Any such increase in interest rates or reduction in demand for our common units resulting from other relatively more attractive investment opportunities may cause the trading price of our common units to decline.

There is no existing market for our common units, and a trading market that will provide you with adequate liquidity may not develop. The price of our common units may fluctuate significantly, and you could lose all or part of your investment.

Prior to this offering, there has been no public market for the common units. After this offering, there will be only                                         p ublicly traded common units, assuming no exercise of the underwriters' option to purchase additional common units. We do not know the extent to which investor interest will lead to the development of a trading market or how liquid that market might be. You may not be able to resell your common units at or above the initial public offering price. Additionally, the lack of liquidity may result in wide bid-ask spreads, contribute to significant fluctuations in the market price of the common units and limit the number of investors who are able to buy the common units.

Unitholders may have liability to repay distributions.

Under some circumstances, unitholders may have to repay amounts wrongfully returned or distributed to them. Under the Marshall Islands Limited Partnership Act (the "Marshall Islands Act"), we may not make a distribution to you to the extent that at the time of the distribution, after giving effect to the distribution, all of our liabilities, other than liabilities to our partners on account of their partnership interests and liabilities for which the recourse of creditors is limited to specified property of ours, exceed the fair value of our assets, except that the fair value of property that is subject to a liability for which the recourse of creditors is limited shall be included in our assets only to the extent that the fair value of that property exceeds that liability. Marshall Islands law provides that for a period of three years from the date of the impermissible distribution, limited partners who received the distribution and who knew at the time of the distribution that it violated Marshall Islands law will be liable to the limited partnership for the distribution amount. Assignees who become substituted limited partners are liable for the obligations of the assignor to make contributions to the partnership that are known to the assignee at the time it became a limited partner and for unknown obligations if the liabilities could be determined from the partnership agreement.

We have no history operating as a separate publicly traded entity and will incur increased costs as a result of being a publicly traded limited partnership.

We have no history operating as a separate publicly traded entity. As a publicly traded limited partnership, we will be required to comply with the SEC's reporting requirements and with corporate governance and related requirements of the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, the SEC and the securities exchange on which our common units will be listed. We will incur significant legal, accounting and other expenses in complying with these and other applicable regulations. We anticipate that our incremental general and administrative expenses as a publicly traded limited partnership will be approximately $1.0 million annually and will include costs associated with annual reports to unitholders, tax return preparation, investor relations, registrar and transfer agent's fees, incremental director and officer liability insurance costs and officer and director compensation.

We are an "emerging growth company" and we cannot be certain if the reduced disclosure requirements applicable to emerging growth companies will make our common units less attractive to investors.

We are an "emerging growth company," as defined in the JOBS Act, and we may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not "emerging growth companies" as described under "Prospectus Summary—Our Emerging Growth Company Status." We cannot predict if investors will find our common units less attractive because we may rely on these exemptions. If some investors find our common units less attractive as a result, there may be a less active trading market for our common units and our unit price may be more volatile.

In addition, under the JOBS Act, our independent registered public accounting firm will not be required to attest to the effectiveness of our internal control over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act for so long as we are an emerging growth company. For as long as we take advantage of the reduced reporting obligations, the information that we provide unitholders may be different than information provided by other public companies.

We have been organized as a limited partnership under the laws of the Republic of the Marshall Islands, which does not have a well-developed body of partnership law.

Our partnership affairs are governed by our partnership agreement and by the Marshall Islands Act. The provisions of the Marshall Islands Act resemble provisions of the limited partnership laws of a number of states in the United States, most notably Delaware. The Marshall Islands Act also provides that it is to be applied and construed to make it uniform with the laws of the state of Delaware and, so long as it does not conflict with the Marshall Islands Act or decisions of the Marshall Islands courts, the non-statutory law (or case law) of the State of Delaware is adopted as the law of the Marshall Islands. There have been, however, few, if any, court cases in the Marshall Islands interpreting the Marshall Islands Act, in contrast to Delaware, which has a fairly well-developed body of case law interpreting its limited partnership statute. Accordingly, we cannot predict whether Marshall Islands courts would reach the same conclusions as the courts in Delaware. For example, the rights of our unitholders and the fiduciary responsibilities of our general partner under Marshall Islands law are not as clearly established as under judicial precedent in existence in Delaware. As a result, unitholders may have more difficulty in protecting their interests in the face of actions by our general partner and its officers and directors than would unitholders of a similarly organized limited partnership in the United States.

Because we are organized under the laws of the Marshall Islands, it may be difficult to serve us with legal process or enforce judgments against us, our directors or our management.

We are organized under the laws of the Marshall Islands, and substantially all of our assets are located outside of the United States. In addition, our general partner is a Marshall Islands limited liability company, and our directors and officers generally are or will be non-residents of the United States, and all or a substantial portion of the assets of these non-residents are located outside the United States. As a result, it may be difficult or impossible for you to bring an action against us or against these individuals in the United States if you believe that your rights have been infringed under securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Marshall Islands and of other jurisdictions may prevent or restrict you from enforcing a judgment against our assets or the assets of our general partner or our directors or officers. For more information regarding the relevant laws of the Marshall Islands, please read "Service of Process and Enforcement of Civil Liabilities."

Tax risks

In addition to the following risk factors, you should read "Business—Taxation of the Partnership," "Material U.S. Federal Income Tax Considerations" and "Non-United States Tax Considerations" for a more complete discussion of the expected material U.S. federal and non-U.S. income tax considerations relating to us and the ownership and disposition of our common units.

We will be subject to taxes, which will reduce our cash available for distribution to you.

We and our subsidiaries may be subject to tax in the jurisdictions in which we are organized or operate, reducing the amount of cash available for distribution. In computing our tax obligation in these jurisdictions, we are required to take various tax accounting and reporting positions on matters that are not entirely free from doubt and for which we have not received rulings from the governing authorities. We cannot assure you that upon review of these positions the applicable authorities will agree with our positions. A successful challenge by a tax authority could result in additional tax imposed on us, our subsidiaries or our joint ventures, further reducing the cash available for distribution. In addition, changes in our operations or ownership could result in additional tax being imposed on us, our subsidiaries or our joint ventures in jurisdictions in which operations are conducted. Please read "Business—Taxation of the Partnership."

We may lose the benefit of the Belgian tonnage tax regime, which may expose certain of our LNGRV-owning joint ventures to additional tax liability, reducing the amount of cash available for distribution.

Under Belgian tax law, income earned by a Belgian company from vessels operating in international transportation may be eligible to be taxed under a favorable "tonnage tax" regime in lieu of paying the ordinary Belgian corporate income tax. Under the tonnage tax regime, tax liability is determined on a lump-sum basis, based on the net tonnage of vessels engaged in international maritime transportation rather than the income earned by those vessels. Two of our vessel-owning joint ventures, Excelsior BVBA and Excelerate NV, are currently taxed under the tonnage tax regime. In addition, Explorer NV and Express NV applied for entry into the tonnage tax regime effective in 2015. The tonnage tax does not apply, however, to income earned by vessels from stationary regasification activities, which is subject to Belgian net income tax at a 33.99% rate.

U.S. tax authorities could treat us as a "passive foreign investment company," which would have adverse U.S. federal income tax consequences to U.S. unitholders.

A non-U.S. entity treated as a corporation for U.S. federal income tax purposes will be treated as a "passive foreign investment company" ("PFIC") for U.S. federal income tax purposes if at least 75.0% of its gross income for any taxable year consists of "passive income" or at least 50.0% of the average value of its assets produce, or are held for the production of, "passive income." For purposes of these tests, "passive income" includes dividends, interest, gains from the sale or exchange of investment property, and rents and royalties other than rents and royalties that are received from unrelated parties in connection with the active conduct of a trade or business. For purposes of these tests, income derived from the performance of services does not constitute "passive income." U.S. shareholders of a PFIC are subject to a disadvantageous U.S. federal income tax regime with respect to the income derived by the PFIC, the distributions they receive from the PFIC, and the gain, if any, they derive from the sale or other disposition of their interests in the PFIC.

Based on our current and projected method of operation, and on an opinion of our U.S. counsel, Vinson & Elkins L.L.P., we believe that we will not be a PFIC for our initial taxable year, and we expect that we will not be treated as a PFIC for any future taxable year. We have received an opinion of our U.S. counsel in support of this position that concludes that the income our subsidiaries earn from our present chartering activities should not constitute passive income for purposes of determining whether we are a PFIC. In addition, we have represented to our U.S. counsel that we expect that more than 25.0% of our gross income for our current taxable year and each future year will arise from such time-chartering activities or other income our U.S. counsel has opined does not constitute passive income, and more than 50.0% of the average value of our assets for each such year will be held for the production of such nonpassive income. Assuming the composition of our income and assets is consistent with these expectations, and assuming the accuracy of the other representations we have made to our U.S. counsel for purposes of their opinion, our U.S. counsel is of the opinion that we should not be a PFIC for our current taxable year or any future year. This opinion is based and its accuracy is conditioned on representations, valuations and projections provided by us regarding our assets, income and charters to our U.S. counsel. While we believe these representations, valuations and projections to be accurate, the shipping market is volatile and no assurance can be given that they will continue to be accurate at any time in the future.

Moreover, there are legal uncertainties involved in determining whether the income derived from time-chartering activities constitutes rental income or income derived from the performance of services. In Tidewater Inc. v. United States, 565 F.3d 299 (5th Cir. 2009), the Fifth Circuit held that income derived from certain time-chartering activities should be treated as rental income rather than services income for purposes of a provision of the Code relating to foreign sales corporations. In that case, the Fifth Circuit did not address the definition of passive income or the PFIC rules; however, the reasoning of the case could have implications as to how the income from a time charter would be classified under such rules. If the reasoning of this case were extended to the PFIC context, the gross income we derive or are deemed to derive from our time-chartering activities may be treated as rental income, and we would likely be treated as a PFIC. In published guidance, the Internal Revenue Service, or IRS, stated that it disagreed with the holding in Tidewater, and specified that time charters similar to those at issue in the case should be treated as service contracts. We have not sought, and we do not expect to seek, an IRS ruling on the treatment of income generated from our time-chartering activities, and the opinion of our counsel is not binding on the IRS or any court. As a result, the IRS or a court could disagree with our position. No assurance can be given that this result will not occur.

In addition, although we intend to conduct our affairs in a manner to avoid being classified as a PFIC with respect to any taxable year, we cannot assure you that the nature of our operations will not change in the future and that we will not become a PFIC in the future. If the IRS were to find that we are or have been a PFIC for any taxable year (and regardless of whether we remain a PFIC for subsequent taxable years), our U.S. unitholders would face adverse U.S. federal income tax consequences. Please read "Material U.S. Federal Income Tax Considerations—U.S. Federal Income Taxation of U.S. Holders—PFIC Status and Significant Tax Consequences" for a more detailed discussion of the U.S. federal income tax consequences to U.S. unitholders if we are treated as a PFIC.

We may have to pay tax on U.S. source income, which would reduce our cash flow.

Under the Code, U.S. source gross transportation income generally is subject to a 4.0% U.S. federal income tax without allowance for deduction of expenses unless an exemption from tax applies under Section 883 of the Code and the Treasury Regulations promulgated thereunder. U.S. source gross transportation consists of 50.0% of the gross shipping income of a vessel-owning or -chartering corporation, such as ourselves, that is attributable to transportation that either begins or ends, but that does not both begin and end, in the United States.

We expect that U.S. source gross transportation income earned by our vessel-owning joint ventures, as well as any vessel-owning joint venture or subsidiary we acquire in the future, would generally be subject to a 4% U.S. federal income tax unless the exemption under Section 883 of the Code applies. We believe that we and the Exmar-Teekay joint ventures will initially qualify for this statutory tax exemption, and we expect to take this position for U.S. federal income tax return reporting purposes. Please read "Business—Taxation of the Partnership." However, there are factual circumstances, including some that may be beyond our control, that could cause us to lose the benefit of this tax exemption after this offering. In addition, our position that we qualify for this exemption is based upon legal authorities that do not expressly contemplate an organizational structure such as ours; specifically, although we have elected to be treated as a corporation for U.S. federal income tax purposes, we are organized as a limited partnership under Marshall Islands law. Therefore, we can give no assurance that the IRS will not take a different position regarding our qualification, or the qualification of the Exmar-Teekay joint ventures, for this tax exemption.

If we or the Exmar-Teekay joint ventures are not entitled to this exemption under Section 883, we or such joint venture or subsidiary generally would be subject to a 4.0% U.S. federal gross income tax on our U.S. source shipping income for such year. Our failure to qualify for the exemption under Section 883 could have a negative effect on our business and would result in decreased earnings available for distribution to our unitholders.

Our vessels do not currently engage, and we do not expect that they will in the future engage, in transportation that begins and ends in the United States, and they are not engaged in providing regasification or storage of LNG within the territorial seas of the United States. If, notwithstanding this expectation, our joint ventures earn income in the future from transportation that begins and ends in the United States or if we earn income in the future from liquefaction, regasification or storage of LNG within the territorial seas of the United States, that income would not be exempt from U.S. federal income tax under Section 883 of the Code and would be subject to a 35% net income tax in the United States.

You may be subject to income tax in one or more non-U.S. jurisdictions, including Belgium and Hong Kong, as a result of owning our common units if, under the laws of any such jurisdiction, we are considered to be carrying on business there. Such laws may require you to file a tax return with, and pay taxes to, those jurisdictions.

We intend to conduct our affairs and cause or influence each of our joint ventures and subsidiaries to operate its business in a manner that minimizes income taxes imposed upon us and our joint ventures and subsidiaries and that may be imposed upon you as a result of owning our common units. However, because we are organized as a partnership, there is a risk in some jurisdictions, including Belgium and Hong Kong, that our activities or the activities of our joint ventures and subsidiaries may be attributed to our unitholders for tax purposes if, under the laws of such jurisdiction, we are considered to be carrying on business there. If you are subject to tax in any such jurisdiction, you may be required to file a tax return with, and to pay tax in, that jurisdiction based on your allocable share of our income. We may be required to reduce distributions to you on account of any tax withholding obligations imposed upon us by that jurisdiction in respect of such allocation to you. The United States may not allow a tax credit for any foreign income taxes that you directly or indirectly incur by virtue of an investment in us.

We believe we can conduct our affairs in a manner that does not result in our unitholders being considered to be carrying on business in Belgium and Hong Kong solely as a consequence of the acquisition, ownership, disposition or redemption of our common units. However, the question of whether either we or any of our joint ventures or subsidiaries will be treated as carrying on business in any jurisdiction, including Belgium and Hong Kong, will be largely a question of fact to be determined through an analysis of contractual arrangements, including the management agreements that our joint ventures and subsidiaries have entered into with Exmar Shipmanagement, certain other subsidiaries of EXMAR and certain third party shipmanagers and the management and administrative service agreement we will enter into with Exmar Hong Kong in connection with the closing of this offering, as well as through an analysis of the manner in which we conduct business or operations, all of which may change over time. Furthermore, the laws of Belgium, Hong Kong or any other jurisdiction may also change, which could cause that jurisdiction's taxing authorities to determine that we are carrying on business in such jurisdiction and that we or our unitholders are subject to its taxation laws. In addition to the potential for taxation of our unitholders, any additional taxes imposed on us or any of our subsidiaries will reduce our cash available for distribution.

The ratio of dividend income to distributions on our common units is subject to business, economic and other uncertainties as well as tax reporting positions with which the IRS may disagree, which could result in a higher ratio of dividend income to distributions and adversely affect the value of our common units.

We estimate that approximately         % of the total cash distributions made to a purchaser of common units in this offering who owns those units from the date of this offering through December 31, 2016 will constitute dividend income for U.S. tax purposes. The remaining portion of the distributions will be treated first as a nontaxable return of capital to the extent of the purchaser's tax basis in its common units and thereafter as capital gain. These estimates are based on certain assumptions that are subject to business, economic, regulatory, competitive and political uncertainties beyond our control. In addition, these estimates are based on current U.S. federal income tax law and tax reporting positions that we will adopt and with which the IRS could disagree. As a result of these uncertainties, these estimates may be incorrect and the actual percentage of total cash distributions that will constitute dividend income could be higher, and any difference could adversely affect the value of the common units. Please read "Material U.S. Federal Income Tax Considerations—U.S. Federal Income Taxation of U.S. Holders—Ratio of Dividend Income to Distributions."

Forward-looking statements

Statements included in this prospectus which are not historical facts (including our financial forecast and any other statements concerning plans and objectives of management for future operations or economic performance, or assumptions related thereto) are forward-looking statements. In addition, we and our representatives may from time to time make other oral or written statements which are also forward-looking statements. Such statements include, in particular, statements about our plans, strategies, business prospects, changes and trends in our business, and the markets in which we operate as described in this prospectus. In some cases, you can identify the forward-looking statements by the use of words such as "may," "could," "should," "would," "expect," "plan," "anticipate," "intend," "forecast," "believe," "estimate," "predict," "propose," "potential," "continue" or the negative of these terms or other comparable terminology.

Forward-looking statements appear in a number of places and include statements with respect to, among other things:

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LNGRV and LNG carrier market trends, including charter rates, factors affecting supply and demand, and opportunities for the profitable operations of LNGRVs and LNG carriers;

•
our anticipated growth strategies;

•
our anticipated receipt of dividends and repayments of indebtedness from our joint ventures;

•
the effect of the worldwide economic environment;

•
turmoil in the global financial markets;

•
fluctuations in currencies and interest rates;

•
general market conditions, including fluctuations in charter hire rates and values of floating LNG infrastructure assets;

•
changes in our operating expenses, including drydocking and insurance costs and bunker prices;

•
forecasts of our ability to make cash distributions on our common units and the amount of any borrowings that may be necessary to make such distributions;

•
our future financial condition or results of operations and our future revenues and expenses;

•
the future financial condition of our existing or future charterers;

•
the repayment of debt;

•
our ability to make additional borrowings and to access debt and equity markets;

•
planned capital expenditures and availability of capital resources to fund capital expenditures;

•
the exercise of purchase options by our charterers;

•
our ability to maintain long-term relationships with our customers;

•
our ability to leverage EXMAR's relationships and reputation in the shipping industry;

•
our ability to purchase LNG infrastructure assets from EXMAR in the future;

•
our continued ability to enter into long-term time charters, including charters for floating storage and regasification and liquefaction projects;

•
our ability to develop new projects and investments;

•
our ability to maximize the use of the vessels in our portfolio, including the re-deployment or disposition of vessels no longer under long-term time charter;

•
timely purchases and deliveries of newbuildings;

•
future purchase prices of newbuildings and secondhand vessels;

•
our ability to compete successfully for future chartering and newbuilding opportunities;

•
acceptance of a vessel by its charterer;

•
termination dates and extensions of charters;

•
the expected cost of, and our ability to comply with, governmental regulations, maritime self-regulatory organization standards, as well as standard regulations imposed by our charterers applicable to our business;

•
availability of skilled labor, crews and management;

•
our anticipated incremental general and administrative expenses as a publicly traded limited partnership and our fees and expenses payable under the management and administrative services agreement;

•
the anticipated taxation of our partnership and our joint ventures, and distributions to our unitholders;

•
estimated future maintenance and replacement capital expenditures;

•
our ability to retain key employees;

•
customers' increasing emphasis on environmental and safety concerns;

•
potential liability from any pending or future litigation;

•
potential disruption of shipping routes due to accidents, political events, piracy or acts by terrorists;

•
future sales of our common units in the public market; and

•
our business strategy and other plans and objectives for future operations.

These and other forward-looking statements are made based upon management's current plans, expectations, estimates, assumptions and beliefs concerning future events impacting us and therefore involve a number of risks and uncertainties, including those risks discussed in "Risk Factors." The risks, uncertainties and assumptions involve known and unknown risks and are inherently subject to significant uncertainties and contingencies, many of which are beyond our control. We caution that forward-looking statements are not guarantees and that actual results could differ materially from those expressed or implied in the forward-looking statements.

We undertake no obligation to update any forward-looking statement or statements to reflect events or circumstances after the date on which such statement is made or to reflect the occurrence of unanticipated events. New factors emerge from time to time, and it is not possible for us to predict all of these factors. Further, we cannot assess the impact of each such factor on our business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward-looking statement.

 Use of proceeds

We intend to use the net proceeds from this offering (approximately $               million, after deducting an aggregate of approximately $               million of underwriting discounts and commissions and structuring fees and estimated offering expenses payable by us) to repay approximately $31.9 million of outstanding debt and to pay refinancing fees of approximately $3.3 million. The remainder of the proceeds will be used for general partnership purposes, which may include the funding of any future acquisitions. We do not currently have any commitments to make any future acquisitions following the completion of this offering.

Proceeds from this offering will be used to repay an aggregate of approximately $31.9 million of outstanding debt under the Excelsior Facility, the Excalibur Facility and the Excelerate KEXIM Facility. The Excelsior Facility is comprised of two tranches, with one that bears interest at a fixed rate of 5.19% and one that bears interest at six-month LIBOR plus a margin of 1.25% and matures in January 2017. The Excalibur Facility bears interest at a rate of three-month LIBOR plus a margin of 1.1% and matures in October 2014. The KEXIM Facility bears interest at a fixed rate of 5.515% and matures in October 2018. We expect to refinance the Excalibur Facility and the Excelsior Facility prior to the closing of this offering. Please read "Management's Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Borrowing Activities" for a description of these credit facilities.

We have granted the underwriters a 30-day option to purchase up to                           additional common units. If the underwriters exercise their option to purchase additional common units, we will use the net proceeds (approximately $               million, if exercised in full, after deducting an aggregate of approximately $               million of underwriting discounts and commissions) to make a cash distribution to EXMAR. If the underwriters do not exercise their option to purchase any additional common units, we will issue                           common units to EXMAR at the expiration of the option period. If and to the extent the underwriters exercise their option to purchase additional common units, the number of units purchased by the underwriters pursuant to such exercise will be issued to the public and the remainder, if any, will be issued to EXMAR. Accordingly, the exercise of the underwriters' option will not affect the total number of units outstanding or the amount of cash needed to pay the minimum quarterly distribution on all units. Please read "Underwriting."

A $1.00 increase or decrease in the assumed initial public offering price of $              per common unit would cause the net proceeds from this offering, after deducting the estimated underwriting discounts, commissions and structuring fees and estimated offering expenses payable by us, to increase or decrease, respectively, by approximately $               million. In addition, we may also increase or decrease the number of common units we are offering. Each increase of 1.0 million common units offered by us, together with a concomitant $1.00 increase in the assumed initial public offering price to $              per common unit, would increase net proceeds to us from this offering by approximately $               million. Similarly, each decrease of 1.0 million common units offered by us, together with a concomitant $1.00 decrease in the assumed initial public offering price to $              per common unit, would decrease the net proceeds to us from this offering by approximately $               million.

 Capitalization

The following table shows:

•
our historical cash and capitalization as of March 31, 2014; and

•
our as adjusted cash and capitalization as of March 31, 2014, which reflects the offering and application of the net proceeds of the offering as described in "Use of proceeds."

This table is derived from and should be read together with the historical combined financial statements and the pro forma combined balance sheet and the accompanying notes contained elsewhere in this prospectus. We account for our equity interests in our joint ventures as equity method investments in our combined financial statements. You should read this table in conjunction with "Management's discussion and analysis of financial condition and results of operations."

	As of March 31, 2014
(in thousands)	Actual	As adjusted

Cash and cash equivalents(1)	$12	$
Restricted cash and short-term investments(2)	10,877

Total cash, cash equivalents, restricted cash and short-term investments	$10,889	$
Debt:(3)
Current portion of long-term debt	$13,930	$
Borrowings under sponsor credit facility(4)
Long-term debt(5)(6)	310,991

Total debt	$324,921	$

Equity:
Total equity	$29,863	$
Held by public:
Common units(7)
Held by general partner and its affiliates:
Common units(7)
Subordinated units(7)
Equity attributable to Exmar Energy Partners LP

Total capitalization	$354,784	$

(1)    As adjusted reflects the application of approximately $            million of the net proceeds of this offering for future acquisitions and general partnership purposes.

(2)    As of March 31, 2014, restricted cash includes balances of $5.4 million and $5.4 million relating to the Explorer and Express debt agreements, respectively, representing interest and principal payments for approximately one year and usually in the form of three-month deposits.

(3)    Except for the borrowings under the sponsor credit facility, all of our outstanding debt is secured by mortgages covering the vessels in our portfolio.

(4)   At or prior to the closing of this offering, we will enter into the sponsor credit facility with EXMAR.

(5)    Because we account for our joint ventures under the equity method, the table does not reflect our 50% portion of the indebtedness at the Teekay Joint Ventures. As of March 31, 2014, the Teekay Joint Ventures had $141.2 million in long-term debt (excluding obligations under capital lease), approximately $70.6 million of which was attributable to us. In connection with the closing of this offering, the Exmar-Teekay joint ventures will enter into a new credit agreement relating to Excelsior and Excalibur, under which they will incur, in the aggregate, an additional $35.1 million in debt.

(6)   As adjusted reflects the application of approximately $31.9 million of the net proceeds of this offering to repay a portion of our outstanding indebtedness and approximately $3.3 million to pay refinancing fees.

(7)    Allocation of pro forma equity held by the public and held by our general partner and its affiliates was made in accordance with percentage ownership interests after this offering as set forth under "Prospectus summary—Organizational and ownership structure after this offering."

 Dilution

Dilution is the amount by which the offering price will exceed the net tangible book value per common unit after this offering. Based on the initial public offering price of $              per common unit, on a pro forma basis as of March 31, 2014, after giving effect to this offering of common units, the application of the net proceeds in the manner described under "Use of Proceeds" and the formation transactions related to this offering, our pro forma net tangible book value was $              , or $               per common unit. Purchasers of common units in this offering will experience substantial and immediate dilution in net tangible book value per common unit for financial accounting purposes, as illustrated in the following table.

Assumed initial public offering price per common unit	$
Pro forma net tangible book value(1) per common unit before this offering(2)	$
Increase in net tangible book value(1) per common unit attributable to purchasers in this offering

Less: Pro forma net tangible book value per common unit after this offering(3)

Immediate dilution in net tangible book value per common unit to purchasers in this offering(4)	$

(1)    Pro forma net tangible book value is defined as pro forma total assets minus goodwill and pro forma total liabilities.

(2)    Determined by dividing the total number of units (              common units and                           subordinated units to be issued to our general partner and its affiliates for their contribution of assets and liabilities to us) into the net tangible book value of the contributed assets and liabilities.

(3)    Determined by dividing the total number of units (              common units and                           subordinated units to be outstanding after this offering) into our pro forma net tangible book value, after giving effect to the application of the net proceeds of this offering.

(4)   Because the total number of units outstanding following this offering will not be impacted by any exercise of the underwriters' option to purchase additional common units and any net proceeds from such exercise will not be retained by us, there will be no change to the dilution in net tangible book value per common unit to purchasers in the offering due to any exercise of the option.

The following table sets forth the number of units that we will issue and the total consideration contributed to us by our general partner and its affiliates and by the purchasers of common units in this offering upon consummation of the transactions contemplated by this prospectus.

	Units acquired		Total consideration
	Number	Percent	Amount	Percent

EXMAR and its affiliates(1)(2)		%	$	%
New investors

Total		100%	$	100%

(1)    Upon consummation of the transactions contemplated by this prospectus, our general partner and its affiliates will own an aggregate of                           common units and                            subordinated units.

(2)    The assets contributed by our general partner and its affiliates were recorded at historical book value, rather than fair value, in accordance with U.S. GAAP. Book value of the consideration provided by our general partner and its affiliates, as of March 31, 2014, was $               million.

Our cash distribution policy and restrictions on distributions

You should read the following discussion of our cash distribution policy and restrictions on distributions in conjunction with specific assumptions included in this section. In addition, you should read "Forward-Looking Statements" and "Risk Factors" for information regarding statements that do not relate strictly to historical or current facts and certain risks inherent in our business.

General

Rationale for our cash distribution policy

Our cash distribution policy reflects a judgment that our unitholders will be better served by our distributing our cash available (after deducting expenses, including estimated maintenance and replacement capital expenditures and reserves) rather than retaining it. Because we believe we will generally finance any expansion capital expenditures from external financing sources, we believe that our investors are best served by our distributing all of our available cash. Our cash distribution policy is consistent with the terms of our partnership agreement, which requires that we distribute all of our available cash quarterly (after deducting expenses, including estimated maintenance and replacement capital expenditures and reserves).

Limitations on cash distributions and our ability to change our cash distribution policy

There is no guarantee that unitholders will receive quarterly distributions from us. Our distribution policy may be changed at any time and is subject to certain restrictions, including:

•
Our unitholders have no contractual or other legal right to receive distributions other than the obligation under our partnership agreement to distribute available cash on a quarterly basis, which is subject to the broad discretion of our board of directors to establish reserves and other limitations.

•
We will be subject to restrictions on distributions under our financing arrangements, including lease arrangements. Our financing arrangements contain material financial tests and covenants that must be satisfied in order to pay distributions. If we are unable to satisfy the restrictions included in any of our financing arrangements or are otherwise in default under any of those agreements, it could have a material adverse effect on our ability to make cash distributions to you, notwithstanding our stated cash distribution policy. These financial tests and covenants are described in this prospectus in "Management's Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources" and "Management's Discussion and Analysis of Financial Condition and Results of Operations—Debt and Lease Restrictions."

•
Our joint ventures will be subject to restrictions on distributions under Belgian law. Under Belgian law, cash distributions are prohibited if net assets on the last day of the most recently completed fiscal year were, or would have been as a result of such distribution, less than the amount of paid up capital together with any reserves that cannot be distributed. The distribution of profits during an ongoing fiscal year may only be distributed after the first six months of the fiscal year have been completed, the annual accounts of the most recently completed fiscal year have been approved and interim financial statements have been audited by the statutory auditor. In addition, at least three months must elapse between distributions. Excelsior BVBA is subject to additional restrictions on distributions under Belgian law. The shareholders of Excelsior BVBA may authorize a distribution of profits earned during the preceding fiscal year at an annual meeting of shareholders of Excelsior BVBA. A practice has developed whereby, under certain circumstances, a distribution may be made in one or more installments prior to the completion of the fiscal year if such advance on the distribution of profits is approved by Excelsior BVBA's shareholders at an extraordinary meeting of shareholders of Excelsior BVBA. In the event that the aggregate amount of any advances on the distribution exceeds total profits for such year, any such excess would be required to be reimbursed to the joint venture.

•
Our Operating Company will be subject to restrictions on distributions under Hong Kong law. Under Hong Kong law, the board of directors may only declare a cash dividend when the accumulated realized profits of the company exceed its accumulated realized losses.

•
Our business is conducted primarily through our joint ventures. Under our joint venture agreements, our joint ventures are prohibited from making distributions under certain circumstances, including when they have outstanding indebtedness. In addition, we are unable to cause our joint ventures to make distributions without the agreement of our joint venture partners. If our joint ventures are unable to make distributions to us, it could have a material adverse effect on our ability to pay cash distributions to you in accordance with our stated cash distribution policy. The restrictions on distributions by our joint ventures are described in this prospectus in "Our Joint Ventures and Joint Venture Agreements."

•
We are required to make substantial capital expenditures to maintain and replace the vessels in our portfolio. These expenditures may fluctuate significantly over time, particularly as the vessels in our portfolio near the end of their useful lives. In order to minimize these fluctuations, our partnership agreement requires us to deduct estimated, as opposed to actual, maintenance and replacement capital expenditures from the amount of cash that we would otherwise have available for distribution to our unitholders. In years when estimated maintenance and replacement capital expenditures are higher than actual maintenance and replacement capital expenditures, the amount of cash available for distribution to unitholders will be lower than if actual maintenance and replacement capital expenditures were deducted.

•
Although our partnership agreement requires us to distribute all of our available cash, our partnership agreement, including provisions contained therein requiring us to make cash distributions, may be amended. During the subordination period, with certain exceptions, our partnership agreement may not be amended without the approval of non-affiliated common unitholders. After the subordination period has ended, our partnership agreement can be amended with the approval of a majority of the outstanding common units. At the closing of this offering, EXMAR will own approximately         % of our common units and all of our subordinated units outstanding immediately after the closing of this offering. Please read "The Partnership Agreement—Amendment of the Partnership Agreement."

•
Even if our cash distribution policy is not modified or revoked, the amount of distributions we pay under our cash distribution policy and the decision to make any distribution is determined by our board of directors, taking into consideration the terms of our partnership agreement.

•
Under Section 51 of the Marshall Islands Act, we may not make a distribution to you to the extent that at the time of the distribution, after giving effect to the distribution, all of our liabilities, other than liabilities to partners on account of their partnership interests and liabilities for which the recourse of creditors is limited to specified property of ours, exceed the fair value of our assets, except that the fair value of property that is subject to a liability for which the recourse of creditors is limited shall be included in our assets only to the extent that the fair value of that property exceeds that liability.

•
We may lack sufficient cash to pay distributions to our unitholders due to decreases in total operating revenues, decreases in hire rates, the loss of a vessel in our portfolio (including, without limitation, through a customer's exercise of its purchase option) or increases in operating or general and administrative expenses, principal and interest payments on outstanding debt, taxes, working capital requirements, maintenance and replacement capital expenditures or anticipated cash needs. Please read "Risk Factors" for a discussion of these factors.

Our ability to grow depends on our ability to access external expansion capital

Because we distribute all of our available cash, we may not grow as quickly as businesses that reinvest their available cash to expand ongoing operations. We expect that we will rely upon external financing sources, including bank borrowings and the issuance of debt and equity securities, to fund acquisitions and expansion and investment capital expenditures. As a result, to the extent we are unable to finance growth externally, our cash distribution policy will significantly impair our ability to grow. To the extent we issue additional units in connection with any acquisitions or other capital expenditures, the payment of distributions on those additional units may increase the risk that we will be unable to maintain or increase our per unit distribution level, which in turn may affect the available cash that we have to distribute on each unit. There are no limitations in our partnership agreement on our ability to issue additional units, including units ranking senior to the common units. The incurrence of additional borrowings or other debt by us to finance our growth would result in increased interest expense, which in turn may affect the available cash that we have to distribute to our unitholders.

Initial distribution rate

Upon completion of this offering, our board of directors will adopt a policy pursuant to which we will declare an initial quarterly distribution of $              per unit for each complete quarter, or $              per unit on an annualized basis, to be paid no later than 45 days after the end of each fiscal quarter (beginning with the quarter ending                       , 2014). This equates to an aggregate cash distribution of $               million per quarter, or $               million per year, in each case based on the number of common units and subordinated units outstanding immediately after the completion of this offering. Our ability to make cash distributions at the initial distribution rate pursuant to this policy will be subject to the factors described above under "—General—Limitations on Cash Distributions and Our Ability to Change Our Cash Distribution Policy."

The table below sets forth the number of outstanding common units and subordinated units upon the closing of this offering and the aggregate distribution amounts payable on such units during the year following the closing of this offering at our initial distribution rate of $              per unit per quarter ($              per unit on an annualized basis).

Distributions
	Number of units	One quarter	Four quarters

Common units		$	$
Subordinated units

Total		$	$

During the subordination period, before we make any quarterly distributions to subordinated unitholders, our common unitholders are entitled to receive payment of the full minimum quarterly distribution plus any arrearages in distributions from prior quarters. Please read "How We Make Cash Distributions—Subordination Period." We cannot guarantee, however, that we will pay the minimum quarterly distribution or any amount on the common units in any quarter.

In the following sections, we present in detail the basis for our belief that we will be able to pay our minimum quarterly distribution on all of our outstanding units for the year ending December 31, 2014. We present two tables, consisting of:

•
Forecasted Results of Operations for the Twelve Months Ending June 30, 2015; and

•
Forecasted Cash Available for Distribution for the Twelve Months Ending June 30, 2015,

as well as the significant assumptions upon which the forecast is based.

Forecasted results of operations for the twelve months ending June 30, 2015

We present below forecasts of the expected results of operations for the twelve months ending June 30, 2015 for each of us, the Exmar-Excelerate joint ventures and the Exmar-Teekay joint ventures. Please read "Presentation of Financial Information." Our forecasts present, to the best of our knowledge and belief, the expected results of operations for each of us, the Exmar-Excelerate joint ventures and the Exmar-Teekay joint ventures for the forecast period.

Pursuant to the omnibus agreement that we will enter into with EXMAR at the closing of this offering, we will have the right to purchase from EXMAR any floating LNG infrastructure asset operating under a charter of five or more years. In addition, we will have the option to purchase the following interests from EXMAR:

•
all or a portion of EXMAR's 90% to 100% interest in the Caribbean FLNG, a newbuilding FLSU, within 24 months following the commencement of its operations, which is currently scheduled for the second half of 2015. The Caribbean FLNG will operate under a 15-year contract (tolling agreement) with PRE, an independent oil and gas exploration company in Colombia, and will be located off the Colombian Caribbean coast; and

•
a 50% interest in Excel, an LNG carrier delivered in 2003 that is jointly owned with Mitsui O.S.K. Lines, Ltd., within 24 months following the commencement of a charter of five or more years.

Although we anticipate that we will seek to purchase EXMAR's interest in each of the Caribbean FLNG and the Excel, the timing of such purchases are uncertain and are subject to reaching agreement with EXMAR on the terms of such purchases and, in the case of the Excel, its securing a long-term charter. As a result, our forecast does not reflect the expected results of operations or related financings of such vessels.

Our forecasts reflect management's judgment, as of the date of this prospectus, of conditions we expect to exist and the course of action we expect we and our joint ventures will take during the twelve months ending June 30, 2015. The assumptions and estimates used in the forecasts are inherently uncertain and represent those that we believe are significant to our financial forecasts. We believe that we have a reasonable objective basis for those assumptions. We believe the actual results of operations of us and our joint ventures will approximate those reflected in our forecasts, but we can give no assurance that such forecasted results will be achieved. There will likely be differences between our forecasts and the actual results, and those differences could be material. The operations of our joint ventures are subject to numerous risks that are beyond our control. If either or both of the forecasts are not achieved, we may not be able to pay cash distributions on our units at the initial distribution rate stated in our cash distribution policy or at all.

Our forecasts of results of operations are forward-looking statements and should be read together with our Predecessor's combined historical financial statements, the historical combined financial statements of the

Exmar-Excelerate joint ventures and the Exmar-Teekay joint ventures and the accompanying notes included elsewhere in this prospectus and "Management's Discussion and Analysis of Financial Condition and Results of Operations." We do not, as a matter of course, make public projections as to future revenues, earnings or other results. The forecasts have been prepared by and are the responsibility of our management. However, our management has prepared the financial forecasts set forth below in support of our belief that we will have sufficient cash available to allow us to pay the minimum quarterly distribution on all of our outstanding units during the forecast period. In the view of our management, the accompanying financial forecasts were prepared on reasonable bases, reflect the best currently available estimates and judgments, and present, to the best of our knowledge and belief, the expected course of action and the expected future financial performance of our joint ventures. However, this information is not fact and should not be relied upon as being necessarily indicative of future results, and readers of this prospectus are cautioned not to place undue reliance on the financial forecasts.

When considering our financial forecasts, you should keep in mind the risk factors and other cautionary statements included under the heading "Risk Factors" elsewhere in this prospectus. Any of the risks discussed in this prospectus could cause actual results of operations to vary significantly from the financial forecasts.

We are providing the financial forecasts to supplement our Predecessor's combined historical financial statements and those of the Exmar-Excelerate joint ventures and the Exmar-Teekay joint ventures in support of our belief that we will have sufficient cash available to allow us to pay our minimum quarterly distribution on all of our units for the twelve months ending June 30, 2015. Please read "—Forecast Assumptions and Considerations—Summary of Significant Forecast Assumptions" for further information as to the assumptions we have made for the financial forecasts.

Unanticipated events may occur which could adversely affect the actual results achieved during the forecast period. Consequently, the actual results of operations, cash flows and financial condition of us, the Exmar-Excelerate joint ventures and the Exmar-Teekay joint ventures during the forecast period may vary from the forecasts and such variations may be material. Prospective investors are cautioned to not place undue reliance on the forecasts and should make their own independent assessment of such future results of operations, cash flows and financial condition.

We do not undertake any obligation to release publicly the results of any future revisions we may make to the financial forecasts or to update the financial forecasts to reflect events or circumstances after the date of this prospectus, even in the event that any or all of the underlying assumptions are shown to be in error. Therefore, we caution you not to place undue reliance on this information.

Neither our or our joint ventures' independent registered public accounting firm, nor any other independent registered public accounting firm have compiled, examined or performed any procedures with respect to the forecasted financial information contained herein, nor have they expressed any opinion or given any other form of assurance on such information or its achievability, and they assume no responsibility for such forecasted financial information. Our or our joint ventures' independent registered accounting firm's report included in this prospectus relate to historical financial information of our Pedecessor, the Exmar-Excelerate joint ventures and the Exmar-Teekay joint ventures. Those reports do not extend to the tables and the related forecasted financial information contained in this section and should not be read to do so.

Forecasted results of operations

The following table presents the unaudited forecasted results of operations for each of us, the Exmar-Excelerate joint ventures and the Exmar-Teekay joint ventures for the twelve months ending June 30, 2015.

	Twelve months ending June 30, 2015
(in thousands)	Exmar-Excelerate joint ventures	Exmar-Teekay joint ventures

Time charter revenues	$73,314	$48,136
Vessel operating expenses	(20,445)	(11,568)
General and administrative expenses	(251)	(132)
Depreciation and amortization	(21,832)	(11,004)

Total operating expenses	(42,528)	(22,704)

Operating income	30,787	25,432
Interest income	—	800
Interest expense	(28,850)	(5,650)
Other financial expenses	(44)	(65)

Income (loss) before income taxes	1,893	20,517
Income taxes	—	—

Net income (loss)	$1,893	$20,517

	Twelve months ending June 30, 2015
(in thousands)	Exmar Energy Partners LP

Total operating revenues		$—
General and administrative expense		(3,195)

Operating loss		(3,195)
Income from equity accounted joint ventures		11,205
Interest income		22,763
Interest expense		(6,796)

Net income		23,977

Net income per:
Common unit (basic and diluted)	$
Subordinated unit (basic and diluted)	$

 Forecast assumptions and considerations

Basis of presentation

The accompanying financial forecast and related notes present our forecast of the results of operations of each of us, the Exmar-Excelerate joint ventures and the Exmar-Teekay joint ventures for the twelve months ending June 30, 2015, based on the assumption that:

•
we will issue                                          common units and                                         su bordinated units, representing an aggregate          % limited partner interest in us, to EXMAR;

•
we will issue all of our incentive distribution rights to our general partner;

•
we will issue                                          common units to the public in this offering, representing a         % limited partner interest in us, and will apply the net proceeds as described in "Use of Proceeds"; and

•
we will enter into a new $20.0 million revolving credit facility with EXMAR.

Summary of significant accounting policies used in the forecast

Organization.    We are a Marshall Islands limited partnership formed to own, operate and acquire floating LNG infrastructure assets under long-term charters.

Principles of combination.    Our Predecessor for accounting purposes accounts for its equity interests in the joint ventures owning the vessels in our portfolio as equity method investments in its combined financial statements. Rule 3-09 of Regulation S-X requires separate financial statements of 50% or less owned persons accounted for under the equity method by a registrant such as us if either the income or the investment test in Rule 1-02(w) of Regulation S-X exceeds 20%. Furthermore, Rule 3-09(c) of Regulation S-X provides for the combination of Rule 3-09 financial statements if the underlying investments exhibit common control or common management. In such scenarios, the significance of investments under Rule 1-02(w) of Regulation S-X are to be measured on a combined basis. We have determined that common management exists among the Exmar-Excelerate joint ventures and among the Exmar-Teekay joint ventures, both of which exceed on a combined basis the 20% significance tests of Rule 3-09.

Use of estimates.    The preparation of the forecasted financial information in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts. Actual results could differ from those estimates.

Foreign currency.    The forecasted financial information is stated in U.S. Dollars, which is the functional currency of each of us and our joint ventures and which is the typical currency used in international shipping markets in which we operate. Transactions involving other currencies during the year are converted into U.S. Dollars using the exchange rates in effect at the time of the transactions. Euro-based vessel operating expenses have been converted at an assumed exchange rate of $1.30 per €1.00. At the balance sheet date, monetary assets and liabilities that are denominated in currencies other than the U.S. Dollar are translated to reflect the year-end exchange rates.

Revenue and vessel operating expense recognition.    Our revenues include minimum lease payments under time charters as well as the reimbursement of vessel operating and drydocking costs for certain vessels. We record revenues generated from time charters, which we classify as operating leases, over the term of the charter as service is provided.

Vessel operating expenses, which we recognize when they are incurred, include crewing, repairs and maintenance, insurance, stores, lube oils, communication expenses and third party management fees. For arrangements where operating costs are borne by the charterer on a pass through basis, the pass through of operating costs, including drydocking costs, is reflected in revenue and expenses as incurred. For vessels for which the drydocking costs are reimbursed as part of the operating cost component, drydocking expenses are capitalized and amortized over their estimated useful lives, generally between three and five years.

Vessels.    Vessels are stated at cost less accumulated depreciation. The cost of the vessels includes all directly attributable expenses, including borrowing cost, incurred during the construction of the vessel, less the estimated residual value. Vessels are depreciated on a straight line basis over an estimated useful life of the vessels of 35 years.

Cash and cash equivalents.    All highly liquid investments with a maturity of three months or less when purchased are considered to be cash equivalents unless there is a restriction imposed by a third party on the availability of the funds.

Restricted cash.    Restricted cash consists of bank deposits, which may only be used to settle certain pre-arranged debt payments.

Derivative instruments.    We may, from time to time, enter into interest rate swap transactions to hedge a portion of our exposure to floating interest rates. These transactions involve the conversion of floating rates into fixed rates over the life of the transactions without an exchange of underlying principal. In addition, from time to time we enter into foreign currency swap contracts to reduce risk from foreign currency fluctuations.

Income taxes.    We do not anticipate that we or any of our joint ventures that are not taxed under the tonnage tax regime will incur any income taxes payable during the forecast period, due to the combination of tax losses and the availability of prudent and feasible tax strategies notwithstanding the availability of tonnage tax regime election. A valuation allowance has been recognized for the full amount of the deferred tax asset related to net operating losses and tax credits carried forward.

Net income per unit.    The calculation of the forecasted basic and diluted earnings for the twelve months ending June 30, 2015 is set forth below:

	Common unitholders	Subordinated unitholders

Limited partners' interest in forecasted net income (in thousands)	$	$
Forecasted weighted average number of units outstanding
Forecasted net income per unit	$	$

Summary of significant forecast assumptions

Exmar Energy Partners LP

Our assets.    The forecast assumes that we will retain our 50.0% interests in each of the joint ventures in our initial portfolio.

General and administrative expenses.    Our forecasted general and administrative expenses for the twelve months ending June 30, 2015 of $3.2 million are based on the assumption that we will incur approximately $1.0 million annually in additional general and administrative expenses as a publicly traded limited partnership that our Predecessor has not previously incurred, including costs associated with annual reports to unitholders, investor relations, registrar and transfer agent fees, audit fees, incremental director and officer liability insurance costs and officers' and directors' compensation. Included in our general and administrative expenses are expenses we expect to incur under the management and administrative services agreement we will enter into with Exmar Hong Kong. We do not expect our joint ventures will incur any additional general and administrative expenses as a result of our becoming a publicly traded partnership.

Interest income.    In addition to interest income derived from payments made by the Exmar-Excelerate joint ventures on our shareholder loans, the forecast assumes that we will generate interest income at a rate of 1.0% per annum on an average outstanding cash and cash equivalents balance of $81.4 million for the twelve months ending June 30, 2015, which includes the estimated net proceeds of this offering that we intend to retain for future acquisitions and is less approximately $31.9 million of debt repayments and approximately $3.3 million of refinancing fees.

Interest expense.    Our forecasted interest expense for the twelve months ending June 30, 2015 assumes we will have an average outstanding loan balance of approximately $284.9 million with an estimated weighted average interest rate of approximately 2.4% per annum. This weighted average interest rate reflects the assumption that the interest rate on the amended Excelerate Facility and a portion of the Explorer and Express Facility is fixed at the five-year swap rate.

Our joint ventures

Operational Days.    The forecasts reflect or assume for revenue purposes that the vessels Explorer, Express, Excelerate and Excelsior in our portfolio have 362 days of operation and no days of off-hire. The above operating days reflects a portfolio utilization of 99.2%, which is consistent with these vessels' utilization rate of approximately 100% for the year ended December 31, 2013 and the three months ended March 31, 2014. Scheduled drydocks for Excalibur, Excelsior and Excelerate will occur in April 2015, January 2015 and April 2015, respectively. There are no other scheduled drydocks for the vessels in our portfolio for the twelve months ending June 30, 2015. Except for Excalibur, all vessels remain on-hire during normally scheduled drydocks. For Excalibur, the forecast for revenue purposes reflects the planned number of days the vessel is assumed to be off-hire during scheduled drydocks. The forecast assumes that the vessels in our portfolio will perform in accordance with the performance standards set forth in our time charters.

Time charter revenues.    Our forecasts of time charter revenues are based on the contractual expected daily hire rates due under the respective time-charter agreements. The financial cost component hire rates payable under our current charters are generally fixed. However, two of our charters (Explorer and Express) contain a variable cost component intended to adjust the financial cost component included in the hire rate for interest rate changes. The forecast assumes a floating interest rate of 3-month LIBOR of 0.5% plus a margin. In addition, time charter revenues include the estimated vessel operating expenses that are charged on a pass through basis for Explorer, Express and Excelerate. For Excelsior and Excalibur, time charter revenues include an operating cost component which is adjusted for inflation, and as such the forecasted time charter revenues for both vessels assume an inflation rate of approximately 1.5%. For more information on the components of the hire rate payable under our charters, please read "Business—Time Charters—LNG Carrier Charter—Hire Rate" and "Business—Time Charters—LNGRV Charters—Hire Rate."

Vessel operating expenses.    Our forecasts of vessel operating expenses assume that all of the vessels in our portfolio are operational during the twelve months ending June 30, 2015. The forecasts also take into account increases in operating expenses driven predominantly by an increase in demand for qualified and experienced officers and crew.

General and administrative expenses.    Forecasted general and administrative expenses for the twelve months ending June 30, 2015 primarily consist of incurred service fees such as accounting and audit fees. Costs and fees for the provision of management and administrative services are incurred by the Exmar-Excelerate joint ventures pursuant to services agreements with EXMAR and its subsidiaries, and by the Exmar-Teekay joint ventures pursuant to each applicable joint venture agreement. Please read "Our Joint Ventures and Joint Venture Agreements" and "Certain Relationships and Related Party Transactions—Agreements Governing the Transactions—Joint Venture Services Agreements."

Depreciation and amortization.    Forecasted amounts of depreciation and amortization expense assume that no vessel in our portfolio is purchased or sold during the twelve months ending June 30, 2015. The vessels in our portfolio and equipment are stated at cost less accumulated depreciation. The cost of the vessels in our portfolio and equipment less the estimated residual value is depreciated on a straight-line basis over the vessels' useful life. Vessels are projected to be depreciated on a straight line basis over an estimated useful life of the vessels of 35 years.

Interest rates.    We have assumed that interest rates are floating throughout the forecast period. The three-month LIBOR we have assumed for floating rate debt is 0.27% during the second half of 2014 and 0.81% during the first half of 2015.

Interest income.    Our forecast for the Exmar-Teekay joint ventures includes net interest income of $0.8 million associated with cash deposit required by its lease arrangement.

Interest expense.    Our forecasted interest expense for the twelve months ending June 30, 2015 assumes that the Exmar-Teekay joint ventures debt has been refinanced as of June 30, 2014. We project that the Exmar-Excelerate joint ventures and the Exmar-Teekay joint ventures will have average outstanding loan balances of approximately $639.0 million and $170.6 million, respectively, during the twelve months ending June 30, 2015.

General

Income taxes.    We have not forecasted income tax expense for the twelve months ending June 30, 2015 as we believe that neither we nor our joint ventures will be in a taxable position during the period.

Regulatory, industry and economic factors.    Our forecasts for the twelve months ending June 30, 2015 are based on the following assumptions related to regulatory, industry and economic factors:

•
no material nonperformance or credit related defaults by suppliers, customers or vendors;

•
no new regulation or any interpretation of existing regulations that, in either case, would be materially adverse to our business;

•
no material accidents, releases, weather related incidents, unscheduled downtime or similar unanticipated events;

•
no major adverse change in the markets in which we operate resulting from production disruptions, reduced demand for natural gas or LNG or significant changes in the market prices of natural gas or LNG;

•
no material changes to market, regulatory and overall economic conditions; and

•
no material changes to time charters.

 Forecasted cash available for distribution

The table below sets forth our unaudited calculation of forecasted cash available for distribution to our unitholders and general partner based on the Forecasted Results of Operations set forth above. Based on the financial forecasts and related assumptions, we forecast that our cash available for distribution generated during the twelve months ending June 30, 2015 will be approximately $               million. This amount would be sufficient to pay 100% of the minimum quarterly distribution of $         per unit on all of our common units and subordinated units for the twelve months ending June 30, 2015.

Actual payments of distributions on the common units and subordinated units are expected to be approximately $               million for the period between the estimated closing date of this offering (                           , 2014) and                                         , 2014.

You should read "—Forecast Assumptions and Considerations—Summary of Significant Forecast Assumptions" included as part of the financial forecasts for a discussion of the material assumptions underlying our forecasts of EBITDA for the Exmar-Excelerate joint ventures and the Exmar-Teekay joint ventures that are included in the table below. Our forecasts are based on those material assumptions and reflect our judgment of conditions we expect to exist and the course of action we expect our joint ventures to take. The assumptions disclosed in our financial forecasts are those that we believe are significant to generate the forecasted EBITDAs. If our estimates are not achieved, we may not be able to pay distributions on the common units at the initial distribution rate of $              per unit per quarter ($              per unit on an annualized basis). Our financial forecasts and the forecast of cash available for distribution set forth below have been prepared by our management. This calculation represents available cash from operating surplus expected to be generated during the period and excludes any cash from working capital borrowings, capital expenditures and cash on hand on the closing date.

EBITDA should not be considered an alternative to net income, operating income, cash flow from operating activities or any other measure of financial performance calculated in accordance with U.S. GAAP.

When considering our forecast of cash available for distribution for the twelve months ending June 30, 2015, you should keep in mind the risk factors and other cautionary statements under the heading "Forward-Looking Statements" and "Risk Factors" and elsewhere in this prospectus. Any of these factors or the other risks discussed in this prospectus could cause the financial results of operations of us or of our joint ventures to vary significantly from those set forth in the financial forecasts and the forecast of cash available for distribution set forth below.

Neither our independent registered public accounting firm, nor any other independent registered public accounting firm have compiled, examined or performed any procedures with respect to the forecasted financial information contained herein, nor have they expressed any opinion or given any other form of assurance on such information or its achievability, and they assume no responsibility for such forecasted financial information.

 Exmar Energy Partners LP
Forecasted cash available for distribution

	Twelve months ending June 30, 2015
(in thousands)	Exmar-Excelerate joint ventures(1)	Exmar-Teekay joint ventures(1)

Net income	$1,893	$20,517
Depreciation and amortization	21,832	11,004
Interest income	—	(800)
Interest expense:
Bank facilities	—	5,650
Shareholder loans to us	21,948	—
Shareholder loans to our joint venture partner	6,902	—
Other financial items, net	44	65
Income taxes	—	—
EBITDA(2)	52,619	36,436
Adjustments for cash items:
Cash interest expense:
Bank facilities	—	(5,650)
Shareholder loans to us	(21,948)	—
Shareholder loans to our joint venture partner	(6,902)	—
Cash interest income	—	800
Principal payments:
Bank facilities	—	(8,750)
Shareholder loans to us	(13,420)	—
Shareholder loans to our joint venture partner	(11,867)	—
Maintenance capital expenditures and reserves(3)	—	(3,500)
Cash available for distribution to joint venture partners(4)	(1,518)	19,336
Cash available for distribution to us	$(759)	$9,668

	Twelve months ending June 30, 2015
(in thousands, except per unit amounts)	Exmar Energy Partners LP

Amounts received from joint ventures:
Interest payments on shareholder loans from Exmar-Excelerate joint ventures		$21,948
Principal repayments on shareholder loans from Exmar-Excelerate joint ventures		13,420
Deficit related to Exmar-Excelerate joint ventures		(759)
Dividends from Exmar-Teekay joint ventures		9,668

Total		$44,277
General and administrative expenses(5)		(3,195)
Net cash interest expense(6)		(5,981)
Net estimated replacement capital expenditures(7)		(8,307)

Cash available for distribution to our unitholders(8)		$26,794

Expected distributions:
Distributions per unit	$
Distributions to our public common unitholders(9)
Distributions to EXMAR common units(9)
Distributions to EXMAR subordinated units

Total distributions(10)	$

Excess (shortfall)	$
Annualized minimum quarterly distribution per unit	$
Aggregate distributions based on annualized minimum quarterly distribution
Percent of minimum quarterly distributions payable to common unitholders		100%
Percent of minimum quarterly distributions payable to subordinated unitholder		100%

(1)    The forecasts are based on the assumptions set forth in "—Forecast Assumptions and Considerations—Summary of Significant Forecast Assumptions."

(2)    EBITDA is a non-GAAP financial measure. EBITDA means earnings before interest, other financial items, taxes, non-controlling interest and depreciation and amortization and is used as a supplemental financial measure by management and external users of financial statements, such as investors, to assess our financial and operating performance. EBITDA assists our management and investors by increasing the comparability of our performance from period to period and against the performance of other companies in our industry that provide EBITDA information. This increased comparability is achieved by excluding the potentially disparate effects between periods or companies of interest, other financial items, taxes, depreciation and amortization, which items are affected by various and possibly changing financing methods, capital structure and historical cost basis and which items may significantly affect net income between periods. We believe that including EBITDA as a financial and operating measure benefits investors in (a) selecting between investing in us and other investment alternatives and (b) monitoring our ongoing financial and operational strength in assessing whether to continue to hold common units. EBITDA should not be considered an alternative to net income, operating income, cash flow from operating activities or any other measure of financial performance presented in accordance with U.S. GAAP. EBITDA excludes some, but not all, items that affect net income, and these measures may vary among other companies. Therefore, EBITDA as presented below may not be comparable to similarly titled measures of other companies.

(3)    Amounts represent the projected expenditures and reserves made by the Exmar-Teekay joint ventures to fund future scheduled drydockings. With respect to the Exmar-Excelerate joint ventures, drydocking costs incurred by the joint ventures are recovered as time charter revenues pursuant to the terms of the time charter. Accordingly, no maintenance capital expenditures are projected for the Exmar-Excelerate joint ventures. However, for the Exmar-Teekay joint ventures, the costs of drydocking are incurred by the joint ventures and not reimbursed. The Exmar-Teekay joint ventures have historically retained cash from operations to fund drydockings. We estimate that the Exmar-Teekay joint ventures would be required to reserve approximately $3.5 million per year in order to fund capital expenditures associated with their scheduled drydockings.

(4)   Does not reflect working capital on hand at the beginning of the period or changes during the period other than those arising directly from operations during the period. The deficit of $0.8 million from the Exmar-Excelerate joint ventures will be funded from cash on hand at those joint ventures. As of March 31, 2014 and December 31, 2013, the Exmar-Excelerate joint ventures had an unrestricted cash and cash equivalents balance of $14.4 million and $8.1 million, respectively. There are no unrestricted cash reserves at the Exmar-Teekay joint ventures other than those retained to fund future maintenance capital expenditures.

(5)    Includes approximately $1.0 million of additional general and administrative expenses we expect to incur as a publicly traded limited partnership that our Predecessor has not previously incurred, including costs associated with annual reports to unitholders, investor relations, registrar and transfer agent fees, audit fees, incremental director and officer liability insurance costs and directors' compensation.

(6)   Gives effect to cash interest expense on our bank facilities reduced by interest income generated on balance sheet cash at an assumed interest rate of 1.0% per annum. Balance sheet cash is pro forma for approximately $          million of the net proceeds of this offering and less approximately $31.9 million of debt prepayments and approximately $3.3 million of refinancing fees.

(7)    Bank debt incurred to finance the construction or purchase of vessels is usually structured by the banks to provide for regular amortization rather than full payment at maturity. One reason banks provide for regular amortization is that vessels have a finite life and as a result generally decline in value as they age. The debt amortization is generally scheduled to decrease the amount of debt outstanding at a rate significantly faster than the value of a vessel declines with age to protect the bank security position. To the degree the repayment exceeds the decline in vessel value, the owner of the vessel builds equity value in the vessel. Therefore, we believe that in calculating distributable cash flow it is appropriate to net debt repayments against amounts being retained as a replacement capital reserve in calculating distributable cash flow. This is consistent with the way "operating surplus" is calculated in the limited partnership agreement. For a discussion of the terms of this indebtedness of the joint ventures and our Predecessor, including amortization requirements, please read "Management's Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources." Net estimated replacement capital expenditures represent the amounts by which the estimated replacement capital expenditures of the applicable joint ventures exceeds, or is less than, the amount of principal repayment made on debt issued by us or such joint ventures on indebtedness incurred to finance the purchase or construction of the underlying vessels. A calculation of net estimated replacement capital expenditures is presented below:

(in thousands)	Exmar-Excelerate joint ventures	Exmar-Teekay joint ventures	Total

Estimated replacement capital expenditures(a)	$7,340	$5,342	$12,682
Allocated payment of principal on joint venture bank facilities(b)	—	(4,375)	(4,375)

Net estimated replacement capital expenditures	$7,340	$967	$8,307

(a)    Represents the estimated replacement capital expenditures associated with our 50% interest in the joint ventures.

(b)   Represents our 50% portion of the principal payments made on the bank facilities of the Exmar-Teekay joint ventures.

(8)   We believe that our estimated cash available for distribution to our unitholders is substantially equivalent to what our estimated "operating surplus" generated during the twelve months ending June 30, 2015 would be. Please read "How We Make Cash Distributions—Operating Surplus and Capital Surplus." In calculating operating surplus, we will proportionately consolidate our vessel-owning joint ventures where they have no plans to grow or replace the vessels then owned by such joint venture (other than in the event of a casualty loss).

(9)   Assumes the underwriters' option to purchase additional common units is not exercised.

(10)  Represents the amount required to fund distributions to our unitholders for four quarters based upon our minimum quarterly distribution rate of $              per unit.

Forecast of maintenance and replacement expenditures

Our partnership agreement requires our board of directors to deduct from operating surplus each quarter estimated maintenance and replacement capital expenditures, as opposed to actual maintenance and replacement capital expenditures, in order to reduce disparities in operating surplus caused by fluctuating maintenance and replacement capital expenditures, such as drydocking and vessel replacement. The actual cost of replacing the vessels in our portfolio will depend on a number of factors, including prevailing market conditions, charter hire rates and the availability and cost of financing at the time of replacement. Our board of directors, with the approval of the conflicts committee, may determine that one or more of our assumptions should be revised, which could cause our board of directors to increase the amount of estimated maintenance and replacement capital expenditures. We may elect to finance some or all of our maintenance and replacement capital expenditures through the issuance of additional common units which could be dilutive to our existing unitholders. Estimated maintenance capital expenditures will not include maintenance capital expenditures to the extent the charterers bear such expenses. In those cases the amounts received by us from the charterers for such maintenance capital expenditures will not be included in operating surplus. Please read "Risk Factors—Risks Inherent in Our Business—We must make substantial capital expenditures to maintain and replace the operating capacity of our portfolio, which will reduce cash available for distribution. In addition, each quarter we are required to deduct estimated maintenance and replacement capital expenditures from operating surplus, which may result in less cash available to unitholders than if actual maintenance and replacement capital expenditures were deducted."

Maintenance capital expenditures.    With respect to the Exmar-Excelerate joint ventures, maintenance capital expenditures incurred by the joint ventures are recovered as time charter revenues pursuant to the terms of the time charter. However, for the Exmar-Teekay joint ventures, the costs of drydocking are incurred by the joint ventures and not reimbursed.

Replacement capital expenditures.    Our initial annual estimated replacement capital expenditures for purposes of calculating operating surplus will be $12.7 million per year, including financing costs, for replacing our LNGRVs and LNG carrier at the end of their useful lives. The $12.7 million for future replacement of the vessels in our portfolio is based on assumptions regarding the remaining useful lives of the vessels in our portfolio, a long-term net investment rate equivalent to our expected long-term borrowing costs, vessel replacement values based on current market conditions and residual value of the vessels at the end of their useful lives based on current steel prices. Net estimated replacement capital expenditures will be $8.3 million, representing the amounts by which the estimated replacement capital expenditures of the applicable joint ventures exceeds (or is less than) the amount of principal repayment made on debt issued by us or such joint ventures on indebtedness incurred to finance the purchase or construction of the underlying vessels.

Forecast of compliance with debt covenants

Our ability to make distributions could be affected if we or our joint ventures do not remain in compliance with the covenants of our respective financing agreements. Please read "Management's Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Borrowing Activities." We have assumed we will be in compliance with all of these covenants.

How we make cash distributions

Distributions of available cash

General

Within 45 days after the end of each quarter, beginning with the quarter ending                                          , 2014, we will distribute all of our available cash (defined below) to unitholders of record on the applicable record date. We will adjust the minimum quarterly distribution for the period from the closing of this offering through                                          , 2014, based on the actual length of the period.

In determining "available cash" and "operating surplus," we will proportionately consolidate our less than wholly-owned subsidiaries, which for this purpose includes joint ventures, provided that such entities were formed for the purpose of owning and operating specified assets, and with respect to which we have at the time of determination at least a 20% beneficial interest and are either consolidated by us for accounting purposes or accounted for by us on the equity method. Available cash and operating surplus shall not include cash on hand at our joint ventures at the time of our initial public offering.

Definition of available cash

Available cash generally means, for each fiscal quarter, all cash on hand at the end of the quarter (including our proportionate share of cash on hand of our subsidiaries):

•
less, the amount of cash reserves (including our proportionate share of cash reserves of our subsidiaries) established by our board of directors to:

  •
  provide for the proper conduct of our business (including reserves for future capital expenditures and for our anticipated credit needs);

  •
  comply with applicable law, any of our debt instruments, or other agreements; or

  •
  provide funds for distributions to our unitholders and to our general partner for any one or more of the next four quarters;

•
plus, all cash on hand (including our proportionate share of cash on hand of our subsidiaries) on the date of determination of available cash for the quarter resulting from (1) working capital borrowings made after the end of the quarter and (2) cash distributions received after the end of the quarter from any our equity interest in any person (other than a subsidiary of us), which distributions are paid by such person in respect of operations conducted by such person during such quarter. Working capital borrowings are generally borrowings that are made under a revolving credit facility and in all cases are used solely for working capital purposes or to pay distributions to partners.

Intent to distribute the minimum quarterly distribution

We intend to distribute to the holders of common units and subordinated units on a quarterly basis at least the minimum quarterly distribution of $              per unit, or $              per unit per year, to the extent we have sufficient cash on hand to pay the distribution after we establish cash reserves and pay fees and expenses. The amount of available cash from operating surplus needed to pay the minimum quarterly distribution for one quarter on all units outstanding immediately after this offering is approximately $               million.

There is no guarantee that we will pay the minimum quarterly distribution on the common units and subordinated units in any quarter. Even if our cash distribution policy is not modified or revoked, the amount of distributions paid under our policy and the decision to make any distribution is determined by our board of directors, taking into consideration the terms of our partnership agreement. We will be prohibited from making any distributions to unitholders if it would cause an event of default, or an event of default is then existing, under our financing arrangements. Please read "Management's Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources" for a discussion of the restrictions contained in our financing arrangements that may restrict our ability to make distributions.

Operating surplus and capital surplus

General

All cash distributed to unitholders will be characterized as either "operating surplus" or "capital surplus." We treat distributions of available cash from operating surplus differently than distributions of available cash from capital surplus.

Definition of operating surplus

Operating surplus for any period generally means:

•
$               million; plus

•
all of our cash receipts (including our proportionate share of cash receipts of our subsidiaries) after the closing of this offering (provided, that cash receipts from the termination of an interest rate, currency or commodity hedge contract prior to its specified termination date will be included in operating surplus in equal quarterly installments over the remaining scheduled life of such hedge contract), excluding cash from (1) borrowings, other than working capital borrowings, (2) sales of equity and debt securities, (3) sales or other dispositions of assets outside the ordinary course of business, (4) capital contributions or (5) corporate reorganizations or restructurings; plus

•
working capital borrowings (including our proportionate share of working capital borrowings for our subsidiaries) made after the end of a quarter but before the date of determination of operating surplus for the quarter; plus

•
interest paid on debt incurred (including periodic net payments under related hedge contracts) and cash distributions paid on equity securities issued (including the amount of any incremental distributions made to the holders of our incentive distribution rights and our proportionate share of such interest and cash distributions paid by our subsidiaries), in each case, to finance all or any portion of the construction, replacement or improvement of a capital asset (such as an LNGRV or LNG carrier) in respect of the period from such financing until the earlier to occur of the date the capital asset is put into service or the date that it is abandoned or disposed of; plus

•
interest paid on debt incurred (including periodic net payments under related hedge contracts) and cash distributions paid on equity securities issued (including the amount of any incremental distributions made to the holders of our incentive distribution rights and our proportionate share of such interest and cash distributions paid by our subsidiaries), in each case, to pay the construction period interest on debt incurred (including periodic net payments under related interest rate swap agreements), or to pay construction period distributions on equity issued, to finance the construction projects described in the immediately preceding bullet; less

•
all of our "operating expenditures" (which includes estimated maintenance and replacement capital expenditures and is further described below) of us and our subsidiaries (including our proportionate share of operating expenditures by our subsidiaries) immediately after the closing of this offering; less

•
the amount of cash reserves (including our proportionate share of cash reserves for our subsidiaries) established by our board of directors to provide funds for future operating expenditures; less

•
any cash loss realized on dispositions of assets acquired using investment capital expenditures; less

•
all working capital borrowings (including our proportionate share of working capital borrowings by our subsidiaries) not repaid within twelve months after having been incurred.

If a working capital borrowing, which increases operating surplus, is not repaid during the 12-month period following the borrowing, it will be deemed repaid at the end of such period, thus decreasing operating surplus at such time. When such working capital borrowing is in fact repaid, it will not be treated as a reduction in operating surplus because operating surplus will have been previously reduced by the deemed repayment.

As described above, operating surplus includes a provision that will enable us, if we choose, to distribute as operating surplus up to $               million of cash we receive in the future from non-operating sources, such as asset sales, issuances of securities and long-term borrowings, that would otherwise be distributed as capital surplus. In addition, the effect of including, as described above, certain cash distributions on equity securities or interest payments on debt in operating surplus would be to increase operating surplus by the amount of any such cash distributions or interest payments. As a result, we may also distribute as operating surplus up to the amount of any such cash distributions or interest payments of cash we receive from non-operating sources.

Operating expenditures generally means all of our cash expenditures, including, but not limited to taxes, employee and director compensation, reimbursement of expenses to our general partner, repayment of working capital borrowings, debt service payments and payments made under any interest rate, currency or commodity hedge contracts (provided that payments made in connection with the termination of any hedge contract prior to the expiration of its stipulated settlement or termination date shall be included in operating expenditures in equal quarterly installments over the remaining scheduled life of such hedge contract), provided that operating expenditures will not include:

•
deemed repayments of working capital borrowings deducted from operating surplus pursuant to the last bullet point of the definition of operating surplus above when such repayment actually occurs;

•
payments (including prepayments and payment penalties) of principal of and premium on indebtedness, other than working capital borrowings;

•
expansion capital expenditures, investment capital expenditures or actual maintenance and replacement capital expenditures (which are discussed in further detail under "—Capital Expenditures" below);

•
payment of transaction expenses (including taxes) relating to interim capital transactions; or

•
distributions to partners.

Capital expenditures

For purposes of determining operating surplus, maintenance and replacement capital expenditures are those capital expenditures required to maintain over the long-term the operating capacity of or the revenue generated by our capital assets, and expansion capital expenditures are those capital expenditures that increase the operating capacity of or the revenue generated by our capital assets. In our partnership agreement, we refer to these maintenance and replacement capital expenditures as "maintenance capital expenditures." To the extent, however, that capital expenditures associated with acquiring a new floating

LNG infrastructure asset or improving an existing one increase the revenues or the operating capacity of our portfolio, those capital expenditures would be classified as expansion capital expenditures.

Investment capital expenditures are those capital expenditures that are neither maintenance and replacement capital expenditures nor expansion capital expenditures. Investment capital expenditures largely will consist of capital expenditures made for investment purposes. Examples of investment capital expenditures include traditional capital expenditures for investment purposes, such as purchases of equity securities, as well as other capital expenditures that might be made in lieu of such traditional investment capital expenditures, such as the acquisition of a capital asset for investment purposes.

Examples of maintenance and replacement capital expenditures include capital expenditures associated with drydocking, modifying an existing vessel or acquiring a new vessel to the extent such expenditures are incurred to maintain the operating capacity of or the revenue generated by the vessels in our portfolio. Maintenance and replacement capital expenditures will also include interest (and related fees) on debt incurred and distributions on equity issued (including the amount of any incremental distributions made to the holders of our incentive distribution rights) to finance the construction of a replacement vessel and paid in respect of the construction period, which we define as the period beginning on the date that we enter into a binding construction contract and ending on the earlier of the date that the replacement vessel commences commercial service or the date that the replacement vessel is abandoned or disposed of. Debt incurred to pay or equity issued to fund construction period interest payments, and distributions on such equity (including the amount of any incremental distributions made to the holders of our incentive distribution rights), will also be considered maintenance and replacement capital expenditures.

Because our maintenance and replacement capital expenditures can be very large and vary significantly in timing, the amount of our actual maintenance and replacement capital expenditures may differ substantially from period to period, which could cause similar fluctuations in the amounts of operating surplus, adjusted operating surplus, and available cash for distribution to our unitholders if we subtracted actual maintenance and replacement capital expenditures from operating surplus each quarter. Accordingly, to eliminate the effect on operating surplus of these fluctuations, our partnership agreement will require that an amount equal to an estimate of the average quarterly maintenance and replacement capital expenditures necessary to maintain the operating capacity of or the revenue generated by our capital assets over the long-term be subtracted from operating surplus each quarter, as opposed to the actual amounts spent. In our partnership agreement, we refer to these estimated maintenance and replacement capital expenditures to be subtracted from operating surplus as "estimated maintenance capital expenditures." The amount of estimated maintenance and replacement capital expenditures deducted from operating surplus is subject to review and change by our board of directors at least once a year, provided that any change must be approved by our conflicts committee. The estimate will be made at least annually and whenever an event occurs that is likely to result in a material adjustment to the amount of our maintenance and replacement capital expenditures, such as a major acquisition or the introduction of new governmental regulations that will affect our portfolio. For purposes of calculating operating surplus, any adjustment to this estimate will be prospective only. For a discussion of the amounts we have allocated toward estimated maintenance and replacement capital expenditures, please read "Our Cash Distribution Policy and Restrictions on Distributions."

The use of estimated maintenance and replacement capital expenditures in calculating operating surplus will have the following effects:

•
it will reduce the risk that actual maintenance and replacement capital expenditures in any one quarter will be large enough to make operating surplus less than the minimum quarterly distribution to be paid on all the units for that quarter and subsequent quarters;

•
it may reduce the need for us to borrow to pay distributions;

•
it will be more difficult for us to raise our distribution above the minimum quarterly distribution and pay incentive distributions to our general partner; and

•
it will reduce the likelihood that a large maintenance and replacement capital expenditure in a period will prevent EXMAR from being able to convert some or all of its subordinated units into common units since the effect of an estimate is to spread the expected expense over several periods, mitigating the effect of the actual payment of the expenditure on any single period.

Definition of capital surplus

Capital surplus generally will be generated only by:

•
borrowings other than working capital borrowings;

•
sales of debt and equity securities; and

•
sales or other dispositions of assets for cash, other than inventory, accounts receivable and other current assets sold in the ordinary course of business or non-current assets sold as part of normal retirements or replacements of assets.

Characterization of cash distributions

We will treat all available cash distributed as coming from operating surplus until the sum of all available cash distributed since we began operations equals the operating surplus as of the most recent date of determination of available cash. We will treat any amount distributed in excess of operating surplus, regardless of its source, as capital surplus. As described above, operating surplus does not reflect actual cash on hand that is available for distribution to our unitholders. For example, it includes a provision that will enable us, if we choose, to distribute as operating surplus up to $               million of cash we receive in the future from non-operating sources, such as asset sales, issuances of securities and long-term borrowings, that would otherwise be distributed as capital surplus. We do not anticipate that we will make any distributions from capital surplus.

Subordination period

General

During the subordination period, which we define below, the common units will have the right to receive distributions of available cash from operating surplus in an amount equal to the minimum quarterly distribution of $              per unit, plus any arrearages in the payment of the minimum quarterly distribution on the common units from prior quarters, before any distributions of available cash from operating surplus may be made on the subordinated units. Distribution arrearages do not accrue on the subordinated units. The purpose of the subordinated units is to increase the likelihood that during the subordination period there will be available cash from operating surplus to be distributed on the common units.

Definition of subordination period

The subordination period will extend until the second business day following the distribution of available cash from operating surplus in respect of any quarter, ending on or after                           , 2017, that each of the following tests are met:

•
distributions of available cash from operating surplus on each of the outstanding common units and subordinated units equaled or exceeded the minimum quarterly distribution for each of the three consecutive, non-overlapping four-quarter periods immediately preceding that date;

•
the "adjusted operating surplus" (as defined below) generated during each of the three consecutive, non-overlapping four-quarter periods immediately preceding that date equaled or exceeded the sum of the minimum quarterly distributions on all of the outstanding common units and subordinated units during those periods on a fully diluted weighted average basis during those periods; and

•
there are no outstanding arrearages in payment of the minimum quarterly distribution on the common units.

If the unitholders remove our general partner without cause, the subordination period may end before                                          , 2017.

For purposes of determining whether the subordination period will end, the three consecutive four-quarter periods for which the determination is being made may include one or more quarters with respect to which arrearages in the payment of the minimum quarterly distribution on the common units have accrued, provided that all such arrearages have been repaid prior to the end of each such four-quarter period.

When the subordination period ends, all subordinated units will convert into common units on a one-for-one basis, and the common units will no longer be entitled to arrearages.

Definition of adjusted operating surplus

Adjusted operating surplus for any period generally means:

•
operating surplus generated with respect to that period (excluding any amounts attributable to the item described in the first bullet point under "—Operating Surplus and Capital Surplus—Definition of Operating Surplus" above); less

•
the amount of any net increase in working capital borrowings (including our proportionate share of any changes in working capital borrowings of our subsidiaries) with respect to that period; less

•
the amount of any net reduction in cash reserves for operating expenditures (including our proportionate share of cash reserves of our subsidiaries) over that period not relating to an operating expenditure made during that period; plus

•
the amount of any net decrease in working capital borrowings (including our proportionate share of any changes in working capital borrowings of our subsidiaries) with respect to that period; plus

•
the amount of any net increase in cash reserves for operating expenditures (including our proportionate share of cash reserves of our subsidiaries) over that period required by any debt instrument for the repayment of principal, interest or premium; plus

•
the amount of any net decrease made in subsequent periods to cash reserves for operating expenditures initially established with respect to such period to the extent such decrease results in a reduction in adjusted operating surplus in subsequent periods.

Adjusted operating surplus is intended to reflect the cash generated from operations during a particular period and therefore excludes net increases in working capital borrowings and net drawdowns of reserves of cash generated in prior periods.

Effect of removal of our general partner on the subordination period

If the unitholders remove our general partner other than for cause and units held by our general partner and its affiliates are not voted in favor of such removal:

•
the subordination period will end and each subordinated unit will immediately convert into one common unit and will then participate pro rata with the other common units in distributions of available cash;

•
any existing arrearages in payment of the minimum quarterly distribution on the common units will be extinguished; and

•
our general partner's non-economic general partner interest and the incentive distribution rights (initially owned by our general partner) will either be sold for cash or converted into common units.

Distributions of available cash from operating surplus during the subordination period

We will make distributions of available cash from operating surplus for any quarter during the subordination period in the following manner:

•
first, to the common unitholders, pro rata, until we distribute for each outstanding common unit an amount equal to the minimum quarterly distribution for that quarter and any arrearages in payment of the minimum quarterly distribution on the common units for any prior quarters during the subordination period;

•
second, to the subordinated unitholders, pro rata, until we distribute for each subordinated unit an amount equal to the minimum quarterly distribution for that quarter; and

•
thereafter, in the manner described in "—Incentive Distribution Rights" below.

Distributions of available cash from operating surplus after the subordination period

We will make distributions of available cash from operating surplus for any quarter after the subordination period in the following manner:

•
first, to all unitholders, pro rata, until we distribute for each outstanding unit an amount equal to the minimum quarterly distribution for that quarter; and

•
thereafter, in the manner described in "—Incentive Distribution Rights" below.

General partner interest

Our general partner owns a non-economic general partner interest in us, which does not entitle it to receive cash distributions. However, our general partner may in the future own common units or other equity securities in us and will be entitled to receive distributions on any such interests.

Incentive distribution rights

Incentive distribution rights represent the right to receive an increasing percentage of quarterly distributions of available cash from operating surplus after the minimum quarterly distribution and the target distribution levels have been achieved. Our general partner will hold the incentive distribution rights following completion of this offering. Except for transfers of incentive distribution rights to an affiliate or another entity as part of a merger or consolidation with or into, or sale of substantially all of the assets to, such entity, the approval of a majority of our common units (excluding common units held by our general partner and its affiliates), voting separately as a class, generally is required for a transfer of the incentive distribution rights to a third party prior to                                         , 2019. Please read "The Partnership Agreement—Transfer of Incentive Distribution Rights." Any transfer by our general partner of the incentive distribution rights would not change the percentage allocations of quarterly distributions with respect to such rights.

If for any quarter:

•
we have distributed available cash from operating surplus to the common and subordinated unitholders in an amount equal to the minimum quarterly distribution; and

•
we have distributed available cash from operating surplus on outstanding common units in an amount necessary to eliminate any cumulative arrearages in payment of the minimum quarterly distribution;

then, we will distribute any additional available cash from operating surplus for that quarter among the unitholders and our general partner in the following manner:

•
first, to all unitholders, pro rata, until each unitholder receives a total of $              per unit for that quarter (the "first target distribution");

•
second, 85.0% to all unitholders, pro rata, and 15.0% to the holders of the incentive distribution rights, pro rata, until each unitholder receives a total of $              per unit for that quarter (the "second target distribution");

•
third, 75.0% to all unitholders, pro rata, and 25.0% to the holders of the incentive distribution rights, pro rata, until each unitholder receives a total of $              per unit for that quarter (the "third target distribution"); and

•
thereafter, 50.0% to all unitholders, pro rata, and 50.0% to the holders of the incentive distribution rights, pro rata.

In each case, the amount of the target distribution set forth above is exclusive of any distributions to common unitholders to eliminate any cumulative arrearages in payment of the minimum quarterly distribution.

Percentage allocations of available cash from operating surplus

The following table illustrates the percentage allocations of the additional available cash from operating surplus between the unitholders and the holders of the incentive distribution rights up to the various target distribution levels. The amounts set forth under "Marginal Percentage Interest in Distributions" are the percentage interests of the unitholders and the holders of the incentive distribution rights in any available cash from operating surplus we distribute up to and including the corresponding amount in the column "Total Quarterly Distribution Target Amount," until available cash from operating surplus we distribute reaches the next target distribution level, if any. The percentage interests shown for the unitholders and the holders of the incentive distribution rights for the minimum quarterly distribution are also applicable to quarterly distribution amounts that are less than the minimum quarterly distribution.

		Marginal percentage interest in distributions
	Total quarterly distribution target amount
		Unitholders	Holders of IDRs

Minimum Quarterly Distribution		$100.0%	0%
First Target Distribution	up to $	100.0%	0%
Second Target Distribution	above $ up to $	85.0%	15.0%
Third Target Distribution	above $ up to $	75.0%	25.0%
Thereafter	above $	50.0%	50.0%

Right to reset incentive distribution levels

Our general partner, as the initial holder of all of our incentive distribution rights, has the right under our partnership agreement to elect to relinquish the right of the holders of our incentive distribution rights to receive incentive distribution payments based on the initial cash target distribution levels and to reset, at higher levels, the minimum quarterly distribution amount and cash target distribution levels upon which the incentive distribution payments to our general partner would be set. Our general partner's right to reset the minimum quarterly distribution amount and the target distribution levels upon which the incentive distributions payable to it are based may be exercised, without approval of our unitholders or the conflicts committee of our board of directors, at any time when there are no subordinated units outstanding and we have made cash distributions to the holders of the incentive distribution rights at the highest level of incentive distribution for each of the prior four consecutive fiscal quarters. If at the time of any election to reset the minimum quarterly distribution amount and the target distribution levels our general partner and its affiliates are not the holders of a majority of the incentive distribution rights, then any such election to reset shall be subject to the prior written concurrence of our general partner that the conditions described in the immediately preceding sentence have been satisfied. The reset minimum quarterly distribution amount and target distribution levels will be higher than the minimum quarterly distribution amount and the target distribution levels prior to the reset such that there will be no incentive distributions paid under the reset target distribution levels until cash distributions per unit following this event increase as described below. We anticipate that our general partner would exercise this reset right in order to facilitate acquisitions or internal growth projects that would otherwise not be sufficiently accretive to cash distributions per common unit, taking into account the existing levels of incentive distribution payments being made to it.

In connection with the resetting of the minimum quarterly distribution amount and the target distribution levels and the corresponding relinquishment by our general partner of incentive distribution payments based on the target cash distributions prior to the reset, our general partner will be entitled to receive a number of newly issued common units based on a predetermined formula described below that takes into account the "cash parity" value of the cash distribution related to the incentive distribution rights received by our general partner for the quarter prior to the reset event as compared to the cash distribution per common unit during this period.

The number of common units that our general partner would be entitled to receive from us in connection with a resetting of the minimum quarterly distribution amount and the target distribution levels then in effect would be equal to (x) the cash distribution received by our general partner in respect of its incentive distribution rights during the fiscal quarter ended immediately prior to the date of such reset election divided by (y) the amount of cash distributed per common unit during such quarter. The issuance of the additional common units will be conditioned upon approval of the listing or admission for trading of such common units by the national securities exchange on which the common units are then listed or admitted for trading.

Following a reset election, the minimum quarterly distribution amount will be reset to an amount equal to the average cash distribution amount per unit for the fiscal quarter immediately preceding the reset election (such amount is referred to as the "reset minimum quarterly distribution") and the target distribution levels will be reset to be correspondingly higher such that we would distribute all of our available cash from operating surplus for each quarter thereafter as follows:

•
first, to all unitholders, pro rata, until each unitholder receives an amount equal to 115.0% of the reset minimum quarterly distribution for that quarter;

•
second, 85.0% to all unitholders, pro rata, and 15.0% to the holders of the incentive distribution rights, pro rata, until each unitholder receives an amount per unit equal to 125.0% of the reset minimum quarterly distribution for the quarter;

•
third, 75.0% to all unitholders, pro rata, and 25.0% to the holders of the incentive distribution rights, pro rata, until each unitholder receives an amount per unit equal to 150.0% of the reset minimum quarterly distribution for the quarter; and

•
thereafter, 50.0% to all unitholders, pro rata, and 50.0% to the holders of the incentive distribution rights, pro rata.

The following table illustrates the percentage allocation of available cash from operating surplus between the unitholders, our general partner and the holders of the incentive distribution rights at various levels of cash distribution levels pursuant to the cash distribution provision of our partnership agreement in effect at the closing of this offering as well as following a hypothetical reset of the minimum quarterly distribution and target distribution levels based on the assumption that the quarterly cash distribution amount per common unit during the fiscal quarter immediately preceding the reset election was $              .

		Marginal percentage interest in distribution
	Quarterly distribution per unit prior to reset			Quarterly distribution per unit following hypothetical reset
		Unitholders	Holders of IDRs

Minimum Quarterly Distribution		$100.0%	0%	$
First Target Distribution	above $ up to $	100.0%	0%	up to $ (1)
Second Target Distribution	above $ up to $	85.0%	15.0%	above $ up to $ (2)
Third Target Distribution	above $ up to $	75.0%	25.0%	above $ up to $ (3)
Thereafter	above $	50.0%	50.0%	above $ (3)

(1)    This amount is 115% of the hypothetical reset minimum quarterly distribution.

(2)    This amount is 125% of the hypothetical reset minimum quarterly distribution.

(3)    This amount is 150% of the hypothetical reset minimum quarterly distribution.

The following table illustrates the total amount of available cash from operating surplus that would be distributed to the unitholders, the general partner and the holders of the incentive distribution rights based on the amounts distributed for the quarter immediately prior to the reset. The table assumes that there are                           common units outstanding and that the distribution to each common unit is $              for the quarter prior to the reset. The assumed number of outstanding units assumes the conversion of all subordinated units into common units and no additional unit issuances.

Prior to reset
		Public common unitholders cash distributions		Cash distributions to EXMAR
	Quarterly distribution per unit		Additional common units
				Common units	IDRs		Total	Total distributions

Minimum Quarterly Distribution	$	$	—	$		$—	$	$
First Target Distribution	above $ up to $		—			—
Second Target Distribution	above $ up to $		—
Third Target Distribution	above $ up to $		—
Thereafter	above $		—

		$	—	$	$		$	$

The following table illustrates the total amount of available cash from operating surplus that would be distributed to the unitholders, the general partner and the holders of the incentive distribution rights with respect to the quarter in which the reset occurs. The table reflects that as a result of the reset there are                           common units and                           general partner units outstanding, and that the distribution to each common unit is $              . The number of additional common units was calculated by dividing (x) $              as the amount received by our general partner in respect of its incentive distribution rights for the quarter prior to the reset as shown in the table above by (y) the $              of available cash from operating surplus distributed to each common unit as the average distributed per common unit for the quarter prior to the reset.

After reset
Cash distributions to EXMAR
	Quarterly distribution per unit	Common unitholders cash distributions	Additional common units
				Common units	IDRs		Total	Total distributions

Minimum Quarterly Distribution	$	$	—	$		$—	$	$
First Target Distribution	above $ up to $		—			—
Second Target Distribution	above $ up to $		—
Third Target Distribution	above $ up to $		—
Thereafter	above $		—

		$	—	$	$		$	$

Assuming that it continues to hold a majority of our incentive distribution rights, our general partner will be entitled to cause the minimum quarterly distribution amount and the target distribution levels to be reset on more than one occasion, provided that it may not make a reset election except at a time when the holders of the incentive distribution rights have received incentive distributions for the prior four consecutive fiscal quarters based on the highest level of incentive distributions that the holders of incentive distribution rights are entitled to receive under our partnership agreement.

 Distributions from capital surplus

How distributions from capital surplus will be made

We will make distributions of available cash from capital surplus, if any, in the following manner:

•
first, to all unitholders, pro rata, until the minimum quarterly distribution is reduced to zero, as described below;

•
second, to the common unitholders, pro rata, until we distribute for each common unit, an amount of available cash from capital surplus equal to any unpaid arrearages in payment of the minimum quarterly distribution on the common units; and

•
thereafter, we will make all distributions of available cash from capital surplus as if they were from operating surplus.

Effect of a distribution from capital surplus

The partnership agreement treats a distribution of capital surplus as the repayment of the consideration for the issuance of the units, which is a return of capital. Each time a distribution of capital surplus is made, the minimum quarterly distribution and the target distribution levels will be reduced in the same proportion as the distribution had to the fair market value of the common units prior to the announcement of the distribution. Because distributions of capital surplus will reduce the minimum quarterly distribution, after any of these distributions are made, it may be easier for our general partner to receive incentive distributions and for the subordinated units to convert into common units. However, any distribution of capital surplus before the minimum quarterly distribution is reduced to zero cannot be applied to the payment of the minimum quarterly distribution or any arrearages.

Once we reduce the minimum quarterly distribution and the target distribution levels to zero, we will then make all future distributions 50.0% to the holders of units and 50.0% to the holders of the incentive distribution rights (initially, our general partner).

Adjustment to the minimum quarterly distribution and target distribution levels

In addition to adjusting the minimum quarterly distribution and target distribution levels to reflect a distribution of capital surplus, if we combine our units into fewer units or subdivide our units into a greater number of units, we will proportionately adjust:

•
the minimum quarterly distribution;

•
the target distribution levels; and

•
the initial unit price.

For example, if a two-for-one split of the common and subordinated units should occur, the minimum quarterly distribution, the target distribution levels and the initial unit price would each be reduced to 50% of its initial level. If we combine our common units into a lesser number of units or subdivide our common units into a greater number of units, we will combine our subordinated units or subdivide our subordinated units, using the same ratio applied to the common units. We will not make any adjustment by reason of the issuance of additional units for cash or property.

Distributions of cash upon liquidation

If we dissolve in accordance with the partnership agreement, we will sell or otherwise dispose of our assets in a process called liquidation. We will apply the proceeds of liquidation in the manner set forth below.

If, as of the date three trading days prior to the announcement of the proposed liquidation, the average closing price for our common units for the preceding 20 trading days (or the current market price) is greater than the sum of:

•
any arrearages in payment of the minimum quarterly distribution on the common units for any prior quarters during the subordination period; plus

•
the initial unit price (less any prior capital surplus distributions and any prior cash distributions made in connection with a partial liquidation);

then the proceeds of the liquidation will be applied as follows:

•
first, to the common unitholders, pro rata, until we distribute for each outstanding common unit an amount equal to the current market price of our common units;

•
second, to the subordinated unitholders, pro rata, until we distribute for each subordinated unit an amount equal to the current market price of our common units; and

•
thereafter, 50.0% to all unitholders, pro rata, and 50.0% to holders of incentive distribution rights.

If, as of the date three trading days prior to the announcement of the proposed liquidation, the current market price of our common units is equal to or less than the sum of:

•
any arrearages in payment of the minimum quarterly distribution on the common units for any prior quarters during the subordination period; plus

•
the initial unit price (less any prior capital surplus distributions and any prior cash distributions made in connection with a partial liquidation);

then the proceeds of the liquidation will be applied as follows:

•
first, to the common unitholders, pro rata, until we distribute for each outstanding common unit an amount equal to the initial unit price (less any prior capital surplus distributions and any prior cash distributions made in connection with a partial liquidation);

•
second, to the common unitholders, pro rata, until we distribute for each outstanding common unit an amount equal to any arrearages in payment of the minimum quarterly distribution on the common units for any prior quarters during the subordination period;

•
third, to the subordinated unitholders, until we distribute for each outstanding subordinated unit an amount equal to the initial unit price (less any prior capital surplus distributions and any prior cash distributions made in connection with a partial liquidation); and

•
thereafter, 50.0% to all unitholders, pro rata, and 50.0% to holders of incentive distribution rights.

Selected historical financial and operating data

All of the vessels in our portfolio are owned by our joint ventures, each of which is owned 50% by us. Under applicable accounting rules, we do not consolidate the financial results of our joint ventures into our Predecessor's financial results. Our Predecessor accounts for its equity interest in the joint ventures owning the vessels in our portfolio as equity method investments in its combined financial statements. We derive cash flows from the operations of our joint ventures from several sources. Relative to the Exmar-Teekay joint ventures, our cash flows are generated from dividend payments, which are calculated to pay out all cash flows after debt service obligations. The Exmar-Excelerate joint ventures historically have not paid dividends. Instead, the Exmar-Excelerate joint ventures have been capitalized with shareholder loans in lieu of equity. Substantially all of the operating cash flows of these joint ventures are used to pay interest and principal on these shareholder loans.

You should read the following selected financial and operating data in conjunction with "Presentation of Financial Information," "Management's Discussion and Analysis of Financial Condition and Results of Operations" as well as the historical financial statements of our Predecessor, the historical combined financial statements of the Exmar-Excelerate joint ventures and the Exmar-Teekay joint ventures and related notes thereto included elsewhere in this prospectus. The financial information included in this prospectus may not be indicative of our future results of operations, financial condition and cash flows.

Set forth below is (i) selected historical financial data of our Predecessor as of and for the years ended December 31, 2013 and 2012, which have been derived from the audited historical combined carve-out financial statements of our Predecessor prepared in accordance with U.S. GAAP included elsewhere in this prospectus, (ii) selected historical financial data of our Predecessor as of March 31, 2014 and for the three months ended March 31, 2014 and 2013, which have been derived from the unaudited historical combined carve-out interim financial statements of our Predecessor prepared in accordance with U.S. GAAP included elsewhere in this prospectus, (iii) selected historical combined financial data of the Exmar-Excelerate joint ventures and of the Exmar-Teekay joint ventures, each as of and for the years ended December 31, 2013 and 2012, which have been derived from the audited combined financial statements thereof prepared in accordance with U.S. GAAP included elsewhere in this prospectus and (iv) selected historical combined financial data of the Exmar-Excelerate joint ventures and of the Exmar-Teekay joint ventures, each as of March 31, 2014 and for the three months ended March 31, 2014 and 2013, which have been derived from the unaudited historical combined interim financial statements thereof prepared in accordance with U.S. GAAP included elsewhere in this prospectus.

	Predecessor historical
	Three months ended March 31,		Year ended December 31,
(in thousands)	2014	2013	2013	2012

Statements of income data:
Total operating revenues	$—	$—	$—	$—
General and administrative expenses	539	514	2,138	2,053

Operating loss	(539)	(514)	(2,138)	(2,053)
Share of income from equity accounted joint ventures(1)	4,276	1,885	8,148	3,775
Interest income	5,487	5,653	22,640	23,431
Interest expense	(1,327)	(1,486)	(5,738)	(6,768)

Net income (loss) before income taxes	$7,897	$5,538	22,912	18,385
Income taxes	—	—	—	—

Net income	$7,897	$5,538	$22,912	$18,385

Balance sheet data (at period end):
Cash and cash equivalents	$12		$7	$2
Restricted cash and short-term investments	10,877		10,862	10,800
Advances to equity accounted joint ventures—current	19,886		20,135	17,042
Accrued interest income	1,659		818	757

Total current assets	32,434		31,822	28,601
Investments in equity accounted joint ventures	53,600		48,521	40,932
Advances to equity accounted joint ventures	310,656		312,010	325,045

Total assets	396,690		392,353	394,578

Current portion of long-term debt	13,930		13,829	13,439
Trade accounts payable	5		4	3
Accrued interest expenses	1,682		1,229	1,392

Total current liabilities	15,617		15,062	14,834

Long-term debt	310,991		312,741	325,270
Amounts due to equity accounted joint ventures	40,219		39,416	32,975

Total liabilities	366,827		367,219	373,079
Owner's net investment	29,863		25,134	21,499

Total equity	29,863		25,134	21,499

Total liabilities and total equity	$396,690		$392,353	$394,578

	Exmar-Excelerate joint ventures				Exmar-Teekay joint ventures
	Three months ended March 31,		Year ended December 31,		Three months ended March 31,		Year ended December 31,
(in thousands)	2014	2013	2013	2012	2014	2013	2013	2012

Combined statements of income data:
Time charter revenues	$18,024	$23,514	$78,782	$75,724	$12,183	$12,171	$49,619	$49,158
Vessel operating expenses(2)	(1,836)	(11,598)	(30,568)	(29,230)	(4,625)	(2,990)	(11,634)	(14,778)
Depreciation and amortization	(5,208)	(6,281)	(25,472)	(25,472)	(2,300)	(2,815)	(11,353)	(11,825)
General and administrative	(30)	(33)	(193)	(127)	(23)	(24)	(115)	(148)

Operating income	10,950	5,602	22,549	20,895	5,235	6,342	26,517	22,407
Interest income	9	7	25	34	649	595	2,461	3,243
Interest expense	(7,073)	(7,392)	(29,409)	(31,320)	(1,251)	(1,432)	(5,657)	(7,479)
Other financial items, net	68	58	(41)	(63)	(12)	10	(110)	(167)

Net financial expense	(6,996)	(7,327)	(29,425)	(31,349)	(614)	(827)	(3,306)	(4,403)
(Loss) income before income tax	3,954	(1,725)	(6,876)	(10,454)	4,621	5,515	23,211	18,004
Income taxes	—	—	—	—	—	—	—	—

Net (loss) income	$3,954	$(1,725)	$(6,876)	$(10,454)	$4,621	$5,515	$23,211	$18,004

Balance sheet data (at period end):
Cash and cash equivalents	$14,409		8,075	$7,597	$9,440		10,066	$5,942
Restricted cash and short-term investments	—		—	—	21,837		24,847	24,199
Trade accounts receivable	4,401		4,180	5,466	4,614		394	637
Other receivables, prepaid expense and accrued income	1,275		1,751	3,622	461		439	266

Total current assets	20,085		14,006	16,685	36,352		35,746	31,044
Restricted cash, long-term	—		—	—	170,892		170,037	166,674
Vessels, net	615,714		620,921	646,394	109,890		110,981	116,410
Vessels under capital lease, net	—		—	—	92,704		93,913	99,688
Total assets	635,799		634,927	663,079	409,838		410,677	413,816
Current obligations under capital lease	—		—	—	2,638		2,525	2,589
Current portion of long-term debt	24,765		24,609	23,289	87,730		90,031	19,568
Trade accounts payable	9,276		11,384	9,648	8,092		5,938	6,743
Other current liabilities	16,527		15,343	15,066	10,950		11,793	7,132

Total current liabilities	50,568		51,336	48,003	109,410		110,287	36,032
Long-term obligations under capital lease	—		—	—	168,254		167,512	164,086
Long-term debt, excluding current portion	636,890		639,204	663,813	53,500		58,825	148,856

Total liabilities	687,458		690,540	711,816	331,164		336,624	348,974
Common stock	313		313	313	3,192		3,192	3,192
Preferred stock	—		—	—	30,000		30,000	30,000
Retained earnings	(51,972)		(55,926)	(49,050)	45,482		40,861	31,650

Total stockholders' equity	(51,659)		(55,613)	(48,737)	78,674		74,053	64,842

Total liabilities and stockholders' equity	$635,799		$634,927	$663,079	$409,838		$410,677	$413,816

	Exmar-Excelerate joint ventures				Exmar-Teekay joint ventures
	Three months ended March 31,		Year ended December 31,		Three months ended March 31,		Year ended December 31,
(in thousands)	2014	2013	2013	2012	2014	2013	2013	2012

Cash flow data:
Net cash provided by operating activities	$8,493	$7,661	$23,766	$21,854	$3,990	$10,961	$38,341	$27,852
Net cash used in investing activities	—	—	—	—	—	—	—	—
Net cash used in financing activities	(2,159)	(2,013)	(23,289)	(19,515)	(4,616)	(4,178)	(34,216)	(32,172)
Portfolio Data:
Number of vessels at period end	3	3	3	3	2	2	2	2
Average age of vessels	6.1	5.1	5.8	4.8	10.3	9.3	10.0	9.0
Total calendar days for portfolio	270	270	1,095	1,098	180	180	730	732
Total operating days for portfolio(3)	270	270	1,095	1,098	180	180	730	707
Other Financial Data:
EBITDA(4)	$16,226	$11,941	$47,980	$46,304	$7,523	$9,167	$37,760	$34,065

(1)    Represents our interest in the Exmar—Excelerate joint ventures and the Exmar—Teekay joint ventures. Our Predecessor accounted for its equity interests in the joint ventures as equity method investments in its combined carve-out financial statements

(2)    Vessel operating expenses are the direct costs associated with operating a vessel, including crew wages, vessel supplies, routine repairs, maintenance, insurance, lubricating oils and management fees.

(3)    The operating days for our portfolio is the total number of days in a given period that the vessels were in our possession less the total number of days off-hire. We define days off-hire as days lost to, among other things, operational deficiencies, drydocking for repairs, maintenance or inspection, equipment breakdowns and vessel upgrades, delays due to accidents, crewing strikes, certain vessel detentions or similar problems, or our failure to maintain the vessel in compliance with its specifications and contractual standards or to provide the required crew, or during periods of commercial waiting time during which we do not earn charter hire.

(4)   Non-GAAP financial measure

EBITDA. EBITDA is defined as earnings before interest, taxes, and depreciation and amortization. EBITDA is used as a supplemental financial measure by management and external users of financial statements, such as investors, to assess our financial and operating performance. We believe that EBITDA assists our management and investors by increasing the comparability of our performance from period to period and against the performance of other companies in our industry that provide EBITDA information. This increased comparability is achieved by excluding the potentially disparate effects between periods or companies of interest, taxes and depreciation and amortization, which items are affected by various and possibly changing financing methods, capital structure and historical cost basis and which items may significantly affect net income between periods. We believe that including EBITDA as a financial and operating measure benefits investors in (a) selecting between investing in us and other investment alternatives and (b) monitoring our ongoing financial and operational strength in assessing whether to continue to hold common units.

EBITDA should not be considered an alternative to net income, operating income, cash flow from operating activities or any other measure of financial performance presented in accordance with U.S. GAAP. EBITDA excludes some, but not all, items that affect net income, and these measures may vary among other companies. Therefore, EBITDA as presented below may not be comparable to similarly titled measures of other companies. The following table reconciles EBITDA to net income:

	Exmar—Excelerate joint ventures				Exmar—Teekay joint ventures
	Three months ended March 31,		Year ended December 31,		Three months ended March 31,		Year ended December 31,
(in thousands)	2014	2013	2013	2012	2014	2013	2013	2012

Net (loss) income	$3,954	$(1,725)	$(6,876)	$(10,454)	$4,621	$5,515	$23,211	$18,004
Depreciation and amortization	5,208	6,281	25,472	25,472	2,300	2,815	11,353	11,825
Interest income	(9)	(7)	(25)	(34)	(649)	(595)	(2,461)	(3,243)
Interest expense	7,073	7,392	29,409	31,320	1,251	1,432	5,657	7,479
Income taxes	—	—	—	—	—	—	—	—

EBITDA	$16,226	$11,941	$47,980	$46,304	$7,523	$9,167	$37,760	$34,065

Management's discussion and analysis of
financial condition and results of operations

You should read the following discussion of our financial condition and results of operations in conjunction with the historical combined carve-out financial statements and related notes of our Predecessor to Exmar Energy Partners LP and the combined financial statements and related notes of the Exmar-Excelerate joint ventures and the Exmar-Teekay joint ventures, each included elsewhere in this prospectus. Among other things, those financial statements include more detailed information regarding the basis of presentation for the following information.

Our Predecessor accounts for its equity interests in the joint ventures owning the vessels in our portfolio as equity method investments in its combined carve-out financial statements. Rule 3-09 of Regulation S-X requires separate financial statements of 50% or less owned persons accounted for under the equity method by a registrant such as us if either the income or the investment test in Rule 1-02(w) of Regulation S-X exceeds 20%. Furthermore, Rule 3-09(c) of Regulation S-X provides for the combination of Rule 3-09 financial statements if the underlying investments exhibit common control or common management. In such scenarios, the significance of investments under Rule 1-02(w) of Regulation S-X are to be measured on a combined basis. We have determined that common management exists among the Exmar-Excelerate joint ventures and among the Exmar-Teekay joint ventures, both of which exceed on a combined basis the 20% significance tests of Rule 3-09. Accordingly, we present financial information that has been derived from the audited combined financial statements as of and for the years ended December 31, 2013 and 2012 and unaudited combined interim financial statements as of March 31, 2014 and for the three months ended March 31, 2014 and 2013, for both the Exmar-Excelerate joint ventures and the Exmar-Teekay joint ventures along with the combined carve-out financial statements of our Predecessor. Such financial statements, including the applicable notes thereto, have been prepared in accordance with U.S. GAAP and are presented in U.S. Dollars.

Some of the information contained in this discussion includes forward-looking statements based on assumptions about our future business. Our actual results, and those of our joint ventures, could differ materially from those contained in the forward-looking statements. Please read "Forward-Looking Statements" for more information. You should also review the "Risk Factors" for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements.

The following discussion assumes that our business was operated as a separate entity prior to its inception. The combined carve-out financial statements have been carved out of the consolidated financial statements of EXMAR, which owned our interests in the joint ventures during the periods presented. EXMAR's assets, liabilities, revenues and expenses that do not relate to the joint venture interests and other assets and liabilities acquired or to be acquired by us are not included in our Predecessor's financial statements. Our financial position, results of operations and cash flows reflected in the combined carve-out financial statements include all expenses allocable to our business, but may not be indicative of those that would have been achieved had we operated as a separate public entity for all periods presented or of future results. Our independent registered accounting firm's report included in this prospectus relates to the combined carve-out financial statements of our Predecessor and the combined financial statements of the joint ventures. That report does not extend to any forecasted financial information and should not be read to do so. Accordingly, the following financial information has been derived from the combined carve-out financial statements and accounting records of our Predecessor and our joint ventures and reflects significant assumptions and allocations.

 Overview and background

We were formed by EXMAR, a leading independent owner and operator of LNG and LPG carriers as well as offshore assets, to own, operate and acquire floating LNG infrastructure assets under long-term charters, which we define as charters of five years or more. Upon the closing of this offering, our initial assets will include our 50% interests in joint ventures that own four LNGRVs (Excelsior, Excelerate, Explorer and Express) and one LNG carrier (Excalibur).

Pursuant to the omnibus agreement that we will enter into with EXMAR at the closing of this offering, we will have the right to purchase from EXMAR any floating LNG infrastructure asset operating under a charter of five or more years. In addition, we will have the right to purchase the following interests from EXMAR:

•
all or a portion of EXMAR's 90% to 100% interest in the Caribbean FLNG, a newbuilding FLSU, within 24 months following the commencement of its operations, which is currently scheduled for the second half of 2015. The Caribbean FLNG will operate under a 15-year contract (tolling agreement) with PRE, an independent oil and gas exploration company in Colombia, and will be located off the Colombian Caribbean coast; and

•
a 50% interest in Excel, an LNG carrier delivered in 2003 that is jointly owned with Mitsui O.S.K. Lines, Ltd., within 24 months following the commencement of a charter for the Excel of five or more years.

We will have the right to purchase such interests, subject to reaching an agreement with EXMAR regarding the purchase price in accordance with the provisions of the omnibus agreement. Please read "Certain Relationships and Related Party Transactions—Agreements Governing the Transactions—Omnibus Agreement" for a description of our rights to acquire certain assets of EXMAR.

Our portfolio

Our portfolio consists of (i) four LNGRV vessels and (ii) one LNG carrier. All of our vessels are owned by our joint ventures and operate under long-term time charters with Excelerate Energy.

The following table provides information about our four LNGRVs:

LNGRV	Capacity (cbm)	Delivery date	Our joint venture interest	Joint venture counterparty	Charterer	Charter expiration	Charter extension option period(s)

Excelsior	138,000	January 2005	50%	Teekay LNG	Excelerate Energy	January 2025	Five years plus five years
Excelerate	138,000	October 2006	50%	Excelerate Energy	Excelerate Energy	October 2026	Five years plus five years
Explorer	150,900	April 2008	50%	Excelerate Energy	Excelerate Energy	April 2033	Five years
Express	150,900	May 2009	50%	Excelerate Energy	Excelerate Energy	May 2034	Five years

Total capacity	577,800

The following table provides information about our LNG carrier:

LNG carrier	Capacity (cbm)	Delivery date	Our joint venture interest	Joint venture counterparty	Charterer	Charter expiration

Excalibur	138,000	October 2002	50%	Teekay LNG	Excelerate Energy	March 2022

For information on the financing of our vessels, please read "—Liquidity and Capital Resources."

Our charters

Our joint ventures generate revenues by chartering our vessels to Excelerate Energy under long-term time charter agreements. The average remaining term of our existing long-term time charters is approximately 14.1 years (excluding extension options).

Generally, under our existing charters, the rate charged for the services of our vessels, which we call the "hire rate," is paid monthly in advance and includes the following three cost components:

•
Financial cost component.  The financial cost component is a per day fee covering the cost of financing the acquisition of the vessel plus a return on the vessel owner's invested capital;

•
Operating cost component.  In the case of Excelsior and Excalibur, the operating cost component is a fixed per day fee, subject to annual escalation according to the U.S. Consumer Price Index, which is intended to cover the operating costs of the vessel, including manning, drydocking, maintenance and repair, and insurance costs. In the case of Excelerate, Explorer and Express, the operating cost component is passed through to the charterer and is based upon a budget for operating costs agreed annually with a subsequent reconciliation reflecting actual operating costs for the year in question. Any variance (positive or negative) is passed through the charterer; and

•
Additional cost component.  The additional cost component provides a mechanism for the recovery of (i) costs incurred by the vessel owner that the charterer has agreed to cover, including costs associated with refurbishments undertaken to extend the useful life of the vessel (as determined by the ship longevity study) and vessel modifications reasonably requested by the charterer and (ii) financial costs and operating costs in the event that the charterer exercises the option to extend the time charter.

Hire payments may be reduced if a vessel does not perform to certain of its technical specifications, such as if the average vessel speed falls below a guaranteed speed or the amount of fuel consumed to power the vessel under normal circumstances exceeds a guaranteed amount or if there is a reduction in the output of the regasification unit.

When the vessel is "off-hire"—or not available for service—the customer generally is not required to pay the hire rate and the vessel owner is responsible for all costs. Prolonged off-hire may lead to vessel substitution or termination of the time charter. A vessel generally will be deemed off-hire if there is a loss of time due to, among other things:

•
operational deficiencies, drydocking for repairs (except scheduled drydocking within allowance for Explorer, Express, Excelerate and Excelsior); equipment breakdowns; vessel upgrades; or delays due to accidents, crewing strikes, certain vessel detentions or similar problems; or

•
our failure to maintain the vessel in compliance with its specifications and contractual standards or to provide the required crew.

For more information on our charters, please read "Business—Time Charters".

Components of our predecessor's financial information

All of the vessels in our portfolio are owned by our joint ventures, each of which is owned 50% by us. Please read "Our Joint Ventures and Joint Venture Agreements." Under applicable accounting rules, we do not consolidate the financial results of our joint ventures into our Predecessor's financial results. The following provides a description of the impact of our organizational structure on select components of our Predecessor's statement of operations in its historical combined carve-out financial statements:

•
General and administrative expenses.  Represents the general and administrative expenses of our Predecessor and excludes the general and administrative expenses of our joint ventures.

•
Share of income from equity accounted joint ventures.  Consists of our Predecessor's 50% ownership of the combined net incomes of the Exmar-Excelerate joint ventures and the Exmar-Teekay joint ventures. The net income of the Exmar-Excelerate joint ventures gives effect to interest expense associated with payments on the shareholder loans of the Exmar-Excelerate joint ventures described under "Financial Income—Interest Income" below.

•
Financial income—interest income.  Represents interest income generated on shareholder loans issued by our Predecessor to the Exmar-Excelerate joint ventures. For a description of the shareholder loans, please read "—Liquidity and Capital Resources—Borrowing Activities—Long-Term Debt".

•
Financial expense—interest expense.  Represents interest payments on indebtedness of our Predecessor and excludes interest expense of our joint ventures.

We derive cash flows from the operations of our joint ventures from several sources. Relative to the Exmar-Teekay joint ventures, our cash flows are generated from dividend payments. The Exmar-Excelerate joint ventures historically have not paid dividends. Instead, the Exmar-Excelerate joint ventures have used their operating cash flows to pay interest and principal on shareholder loans issued to such joint ventures by each of our Predecessor and affiliates of Excelerate Energy. For the three months ended March 31, 2014 and the years ended December 31, 2013 and 2012, such payment amounted to $5.8 million, $34.9 million and $35.1 million, respectively. The following provides a description of the impact of our organizational structure on select components of our Predecessor's statement of cash flows in its historical combined carve-out financial statements:

•
Cash flows provided by operating activities.  These cash flows consist generally of our Predecessor's net income (inclusive of Financial Income but exclusive of Equity in Income from Joint Ventures). Accordingly, the effect of interest income associated with received interest payments on the shareholder loans is reflected in Cash Flows Provided by Operating Activities.

•
Cash flows from investing activities—Payment on advances to joint ventures.  Represents principal repayments received by the Exmar-Excelerate joint ventures to our Predecessor on its shareholder loans.

•
Cash flows from investing activities—Dividends received from joint ventures.  Represents dividends received by our Predecessor from the Exmar-Teekay joint ventures.

•
Cash flows from financing activities—Principal payments on long-term debt.  Represents the principal payments paid by the Predecessor on its bank loans to finance the shareholder loans to the Exmar-Excelerate joint ventures.

Please see the combined carve-out financial statements of our Predecessor and the combined financial statements of the Exmar-Excelerate joint ventures and the Exmar-Teekay joint ventures included elsewhere in this prospectus for more detailed discussions.

Factors affecting the comparability of future results

The historical results of operations and cash flows of our Predecessor are not indicative of results of operations and cash flows to be expected in the future, principally for the following reasons:

•
We intend to make acquisitions.  We intend to make acquisitions of vessels under long-term charters from EXMAR and third parties. Pursuant to our omnibus agreement with EXMAR, we will have the right to purchase from EXMAR additional floating LNG infrastructure assets secured on long-term charters, including the right to purchase (i) all or a portion of EXMAR's 90% to 100% interest in the Caribbean FLNG, a newbuilding FLSU, within 24 months following the commencement of its operations, which is currently scheduled in the second half of 2015, and, (ii) a 50% interest in the Excel, an LNG carrier, within 24 months following the commencement of a charter for the Excel of five or more years. We expect we will purchase these interests in the Caribbean FLNG and the Excel if we are able to reach an agreement with EXMAR regarding the purchase price. In order to make these acquisitions or any other acquisitions, we may need to issue additional equity or incur additional indebtedness.

•
Inflation could result in increased crew costs.  Due to the specialized nature of operating floating LNG infrastructure assets, the increase in size of the worldwide LNG carrier fleet, the projected increase in size of the worldwide LNGRV and Floating Storage and Regasification Unit ("FSRU") fleets and the limited pool of qualified officers, we believe that crewing and labor related costs may experience increases in the future. To the extent we do not pass through these costs to our charterers, we may be required to bear the cost of such increases.

•
Our Predecessor's historical results of operations reflect allocated administrative costs that may not be indicative of future administrative costs. The administrative costs included in our Predecessor's historical results of operations have been determined by allocating EXMAR's administrative costs to our Predecessor based on the time spent by employees and the size of our portfolio in relation to the size of EXMAR's portfolio. These allocated costs may not be indicative of our future administrative costs. In connection with this offering, we will enter into various agreements with subsidiaries of EXMAR pursuant to which we will be provided with significant administrative, financial and other support services. We will reimburse the subsidiaries of EXMAR for costs and expenses incurred in connection with the provision of the services under those agreements.

•
We will incur additional general and administrative expenses as a publicly traded partnership. We expect we will incur approximately $1.0 million annually in additional incremental general and administrative expenses as a publicly traded limited partnership that our Predecessor has not previously incurred, including costs associated with annual reports to unitholders, investor relations, registrar and transfer agent fees, audit fees, incremental director and officer liability insurance costs and directors' compensation. We do not expect our joint ventures will incur any additional general and administrative expenses as a result of our becoming a publicly traded partnership.

•
Upon completion of this offering, our leverage will be reduced.  We intend to amend our existing debt financing agreements in connection with this offering, repay certain outstanding debt balances with the proceeds of this offering, and, therefore, expect to have less debt outstanding and reduced annual debt service payments upon completion of this offering.

•
Beginning in 2014, the estimated useful life of our vessels has been increased to 35 years, which will impact our future depreciation and amortization expenses. Beginning on January 1, 2014, the estimated useful life of our vessels was increased from 30 years to 35 years. We determined to increase the estimated useful life of our vessels after consideration of factors such as the vessels' useful life, their physical and technical condition and performance, the technological evolution observable in LNG and LNGRV vessels and observable practice by industry peers. Due to this adjustment, our future depreciation schedule will be extended, and, as such, we estimate that our annual depreciation expense will be reduced by approximately $3.2 million per year in future periods.

Factors affecting our results of operations

We believe the principal factors that will affect our future results of operations include:

•
the number of vessels in our portfolio;

•
our ability to acquire additional floating LNG infrastructure assets, including our ability to purchase interests in the Caribbean FLNG and the Excel from EXMAR;

•
our ability to maintain a good relationship with our existing customer and its continued creditworthiness;

•
increased demand for floating LNG infrastructure assets, including floating storage and regasification services;

•
our ability to grow in accordance with our growth strategy;

•
interest rate changes;

•
our ability to refinance our outstanding debt facilities at their respective maturity dates;

•
the inability of certain of our joint ventures to qualify for the Belgian tonnage tax regime or the loss of the Belgian tonnage tax regime;

•
our ability to successfully employ our vessels at economically attractive rates, as our charters expire or are otherwise terminated;

•
the effective and efficient technical management of our vessels;

•
EXMAR's ability to fulfill the technical, health, safety and compliance standards imposed by major international energy companies; and

•
economic, regulatory, political and governmental conditions that affect the floating LNG infrastructure industry. These include changes in the number of new LNG importing countries and regions and availability of surplus LNG from projects around the world, as well as structural LNG market changes allowing greater flexibility and enhanced competition with other energy sources.

In addition to the factors discussed above, we believe certain specific factors have impacted, and will continue to impact, our combined results of operations. These factors include:

•
the performance of our vessels in accordance with the terms of our charters;

•
unscheduled off-hire days and the level of our vessel operating expenses;

•
our access to capital required to acquire additional vessels and/or to implement our business strategy;

•
increased crewing costs;

•
our level of debt and the related interest expense and amortization of principal; and

•
the level of any distribution on our common units.

Please read "Risk Factors" for a discussion of certain risks inherent in our business.

Important financial and operational terms and concepts

We use a variety of financial and operational terms and concepts when analyzing our performance. These include the following:

Time charter revenues.    Our joint ventures recognize revenues from time charters over the term of the charter as the applicable vessel operates under the charter. Our joint ventures do not recognize revenue during days when the vessel is off-hire, unless the charter agreement makes a specific exception. Revenue is recognized from delivery of the vessel to the charterer until the end of the charter term. Under the time charters, our joint ventures are responsible for providing the crewing and other services related to the vessels' operations, the cost of which is included in the daily hire rate, except under certain off-hire conditions.

Drydocking.    Each joint venture drydocks its vessel on a regular basis (on average every three to five years). For the Excalibur, scheduled drydocks are treated as off-hire, and our joint venture is required to pay all costs incurred in connection therewith. For the Excelsior, our joint venture is required to pay all costs incurred in connection with a scheduled drydock, but the vessel is not treated as being off-hire until after a certain number of allowed drydocking days. For Excalibur and Excelsior, the costs incurred relating to such drydock are capitalized and amortized on a straight-line basis from the completion of the drydock over the estimated useful life of the drydock, usually between 3 and 5 years. Each joint venture expenses costs related to routine repair and maintenance incurred during drydock as incurred. Routine repair and maintenance costs are those costs that do not improve or extend the useful life of the vessels and generally consist of minor repair and maintenance works that would not require demobilization of the vessel or would not require the vessel to be gas-free. Costs that are capitalized as part of the drydocking activities include expenses related to dock preparation, port expenses at the drydock shipyard, general shipyard expenses, expenses related to the hull, external surfaces and decks, expenses related to machinery and engines of the vessel, as well as expenses related to the testing and correction of findings related to safety equipment on board.

For the Excelerate, Explorer and Express, the vessel is not treated as being off-hire until after a certain number of allowed drydocking days, and all costs associated with drydock are charged to Excelerate Energy on a pass through basis under the terms of the applicable time charters.

Off-hire (including commercial waiting time).    Our vessels may be out of service, that is, off-hire, for several reasons: scheduled drydocking (except scheduled drydocking within allowance for the vessels Explorer, Express, Excelerate and Excelsior), vessel upgrade or maintenance or inspection, which we refer to as scheduled off-hire; days spent waiting for a charter, which we refer to as commercial waiting time; and unscheduled repairs, maintenance, operational deficiencies, equipment breakdown, accidents, crewing strikes, certain vessel detentions or similar problems, or a failure to maintain the vessel in compliance with its specifications and contractual standards or to provide the required crew, which we refer to as unscheduled off-hire.

Vessel operating expenses.    Vessel operating expenses include direct vessel operating costs associated with operating a vessel, such as crew wages, which are the most significant component, vessel supplies, routine repairs, maintenance, lubricating oils, insurance and management fees for the provision of crewing and technical management services.

Depreciation and amortization.    Depreciation and amortization expense, or the periodic cost charged to income for the reduction in usefulness and long-term value of our ships. We depreciate the cost of our owned vessels, less their estimated residual value, on a straight-line basis. Oh a historical basis, depreciation was calculated using an estimated useful life of 30 years. As described above in "—Factors Affecting the Comparability of Future Results," the estimated economic useful life of our vessels was increased to 35 years commencing January 1, 2014. We amortize our deferred drydocking costs over, on average, three to five years based on each vessel's next anticipated drydocking.

General and administrative expenses.    General and administrative expenses are composed of general overhead, including personnel costs, legal and professional fees, property costs and other general administration expenses. In the combined carve-out financial statements, general and administrative expenses have been principally carved out from the administrative expenses of EXMAR based on the time spent by employees considering among other factors, the roles and responsibilities of the employees and the size of our portfolio in relation to the size of EXMAR's portfolio. General and administrative expenses also include a small amount of direct costs such as professional fees.

Impairment of long-lived assets.    Our vessels are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of asset value on our balance sheet may not be recoverable. In assessing the recoverability of our vessels' carrying amounts, we must make assumptions regarding estimated future cash flows and estimates in respect of residual or scrap value. We estimate those future cash flows based on the existing service potential of our vessels. Following expiration of our time charter contracts, our estimate of market charter rates assumes that we will be able to renew our time charter contracts at their existing or lower rates rather than at escalated rates, and that the costs of operating those vessels reflects our average operating costs experienced historically. We follow a traditional present value approach, whereby a single set of future cash flows is estimated. If the carrying value of a vessel were to exceed the undiscounted future cash flows, we would write the vessel down to its fair value. Fair value is determined through various valuation techniques including discounted cash flow models, quoted market values and third party independent appraisers, as considered necessary.

Customer

Excelerate Energy was the sole customer of our joint ventures for the three months ended March 31, 2014 and the years ended December 31, 2013 and 2012.

Inflation and cost increases

Although inflation has had a moderate impact on operating expenses, drydocking expenses and overhead, we do not expect inflation to have a significant impact on direct costs in the current and foreseeable economic environment other than potentially in relation to insurance costs and crew costs. It is anticipated that insurance costs will continue to rise over the next few years. The floating LNG infrastructure industry is a specialized industry and the number of vessels operating therein is increasing. Therefore, there has been an increased demand for qualified crew, which has and will continue to put inflationary pressure on crew costs. The impact of these cost increases will be mitigated to some extent by the following provisions in our charters:

•
The Excelerate, Explorer and Express charters provide for certain operating cost and insurance cost pass-throughs, and so we will be partially protected from the impact of such increases by transferring a portion of the incremental cost to our customer.

•
The Excalibur and Excelsior charters provides that the operating cost component of the charter hire rate, established at the beginning of the charter, will be subject to annual escalation according to the U.S. Consumer Price Index percentage per annum.

Results of operations

Predecessor—Three months ended March 31, 2014 compared to the three months ended March 31, 2013

General and administrative expenses.    The following table sets forth details of our general and administrative expenses for the three months ended March 31, 2014 and 2013:

	Three months ended March 31,
			Increase (decrease)	% Increase (decrease)
($ in thousands)	2014	2013

General and administrative expenses	$539	$514	$25	4.9%

The increase in general and administrative expenses in the three months ended March 31, 2014 compared to the three months ended March 31, 2013 was primarily the result of inflation.

Share of income from equity accounted joint ventures.    The following table sets forth details of our share of income from equity accounted joint ventures for the three months ended March 31, 2014 and 2013:

	Three months ended March 31,
			Increase (decrease)	% Increase (decrease)
($ in thousands)	2014	2013

Share of income from equity accounted joint ventures	$4,276	$1,885	$2,391	126.8%

Share of income from equity accounted joint ventures consists of the 50% interest of our Predecessor in the combined net income of the respective joint ventures. Please read "—Exmar-Excelerate joint ventures—Three months ended March 31, 2014 compared to the three months ended March 31, 2013" and "—Exmar-Teekay joint ventures—Three months ended March 31, 2014 compared to the three months ended March 31, 2013".

Financial income, net.    The following table sets forth details of our financial income, net for the three months ended March 31, 2014 and 2013:

	Three months ended March 31,
			Increase (decrease)	% Increase (decrease)
($ in thousands)	2014	2013

Interest income	$5,487	$5,653	$(166)	(2.9)%
Interest expense	$(1,327)	$(1,486)	$(159)	(10.7)%
Financial income, net	$4,160	$4,167	$(7)	(0.2)%

The decrease in interest income during the three months ended March 31, 2014 compared to the three months ended March 31, 2013 was caused by a decrease in the outstanding advances and a decrease in interest rates. The outstanding advances as of March 31, 2014 decreased by $12.4 million compared to March 31, 2013 and the three-month LIBOR decreased from 0.31% to 0.25%. Interest expense for the three months ended March 31, 2014 decreased compared to the three months ended March 31, 2013 as a result of repayments made and a decrease in the floating interest rate. Overall, financial income, net during the three months ended March 31, 2014 decreased by 0.2% compared to the three months ended March 31, 2013.

Predecessor—Year ended December 31, 2013 compared with the year ended December 31, 2012

General and Administrative Expenses.    The following table sets forth details of our general and administrative expenses for the years ended December 31, 2013 and 2012:

	Year ended December 31,
			Increase (decrease)	% Increase (decrease)
($ in thousands)	2013	2012

General and administrative expenses	$2,138	$2,053	$85	4.1%

The increase in general and administrative expenses in 2013 compared to 2012 was mainly the result of inflation.

Share of income from equity accounted joint ventures.    The following table sets forth details of our share of income from equity accounted joint ventures for the years ended December 31, 2013 and 2012:

	Year ended December 31,
			Increase (decrease)	% Increase (decrease)
($ in thousands)	2013	2012

Share of income from equity accounted joint ventures	$8,148	$3,775	$4,373	115.8%

Share of income from equity accounted joint ventures consists of the 50% interest of the Predecessor in the combined net income of the respective joint ventures. Please read "—Exmar-Excelerate joint ventures—Year ended December 31, 2013 compared with the year ended December 31, 2012" and "—Exmar-Teekay joint ventures—Year ended December 31, 2013 compared with the year ended December 31, 2012".

Financial income, net.    The following table sets forth details of our financial income, net for the years ended December 31, 2013 and 2012:

	Year ended December 31,
			Increase (decrease)	% Increase (decrease)
($ in thousands)	2013	2012

Interest income	$22,640	$23,431	$(791)	(3.4)%
Interest expense	$(5,738)	$(6,768)	$(1,030)	(15.2)%
Financial income, net	$16,902	$16,663	$239	1.4%

The decrease in interest income during 2013 was caused by a decrease in the outstanding advances and a decrease in the average floating interest rates. The outstanding advances decreased by $9.4 million or 2.89%, and the average three-month LIBOR decreased from 0.5% to 0.3%. Interest expense decreased in 2013 following the repayments made during 2013 and the decrease in the average floating interest rate. Overall, net financial income increased by 1.4% in the year 2013 compared to 2012.

Exmar-Excelerate joint ventures—Three months ended March 31, 2014 compared to the three months ended March 31, 2013

Time charter revenues.    The following table sets forth details of the time charter revenues of the Exmar-Excelerate joint ventures for the three months ended March 31, 2014 and 2013:

	Three months ended March 31,
			Increase (decrease)	% Increase (decrease)
($ in thousands)	2014	2013

Time charter revenues	$18,024	$23,514	$(5,490)	(23.3)%

Time charter revenues for the three months ended March 31, 2014 were $18.0 million, a decrease of $5.5 million from $23.5 million for the three months ended March 31, 2013. No vessels were off-hire during either period. The decrease in the three months ended March 31, 2014 mainly resulted from the drydock expenses incurred and recharged for Explorer in February 2013 in an amount of $5.2 million. Additionally, charterer's expenses incurred and recharged during the three months period ended March 31, 2014 were $0.2 million lower compared to the three months period ended March 31, 2013. Charterer's expenses are non-recurring expenses incurred upon specific request by the charterer (for example, equipment upgrades). Such expenses are recharged to the charterer, on a pass through basis, and included in time charter revenues and vessel operating expenses.

Vessel operating expenses.    The following table sets forth details regarding the vessel operating expenses of the Exmar-Excelerate joint ventures for the three months ended March 31, 2014 and 2013:

	Three months ended March 31,
			Increase (decrease)	% Increase (decrease)
($ in thousands)	2014	2013

Vessel operating expenses	$1,836	$11,598	$(9,762)	(84.2)%

The decrease in vessel operating expenses in the three months ended March 31, 2014 compared to the three months ended March 31, 2013 was mainly due to drydock expenses incurred for Explorer in February 2013 ($5.2 million), lower charterer's expenses in the three months ended March 31, 2014 ($0.2 million)

and a reversal of the charterer's claims under the performance standards of the vessel in the first three months of 2014 ($4.2 million).

Depreciation and amortization.    The following table sets forth details regarding the depreciation and amortization expense of the Exmar-Excelerate joint ventures for the three months ended March 31, 2014 and 2013:

	Three months ended March 31,
			Increase (decrease)	% Increase (decrease)
($ in thousands)	2014	2013

Depreciation and amortization	$5,208	$6,281	$(1,073)	(17.1)%

Depreciation and amortization expenses decreased by $1.1 million during the three months ended March 31, 2014 compared to the three months ended March 31, 2013. This decrease reflects the impact of the revised useful life of the vessels to 35 years in December 2013. This change in accounting estimate was adopted prospectively as of January 1, 2014.

Financial expense, net.    The following table sets forth details of our financial income, net for the three months ended March 31, 2014 and 2013:

	Three months ended March 31,
			Increase (decrease)	% Increase (decrease)
($ in thousands)	2014	2013

Interest income	$9	$7	$2	28.6%
Interest expense	$(7,073)	$(7,392)	$(319)	(4.3)%
Other financial items, net	$68	$58	$10	17.2%

Financial expense, net	$(6,996)	$(7,327)	(331)	(4.5)%

The financial expense, net mainly related to the interest expenses paid and accrued on the outstanding shareholder loans from Exmar and Excelerate Energy. The majority of the outstanding debt of the Exmar-Excelerate joint ventures bears a floating interest rate. The decrease in interest expense in the first three months of 2014 compared to the first three months of 2013 was caused by a decrease in the average outstanding debt and a decrease in interest rates.

Exmar-Excelerate joint ventures—Year ended December 31, 2013 compared with the year ended December 31, 2012

Time charter revenues.    The following table sets forth details of the time charter revenues of the Exmar-Excelerate joint ventures for the years ended December 31, 2013 and 2012:

	Year ended December 31,
			Increase (decrease)	% Increase (decrease)
($ in thousands)	2013	2012

Time charter revenues	$78,782	$75,724	$3,058	4.0%

Time charter revenues for 2013 were $78.8 million, compared to $75.7 million in 2012. No vessels were off-hire during either period. The increase noted in 2013 mainly resulted from the variable components included in the hire rate of the vessels. The financial cost component for Explorer and Express is adjusted on a quarterly basis to reflect changes in the quarterly debt service payments. In addition, the vessel operating expenses are recharged to the charterer on a pass through basis. The higher time charter revenues for the year 2013 were mainly caused by the drydock expenses incurred and recharged for Explorer ($5.2 million), partially offset by lower recharged charterer's expenses in this period for Explorer and Express ($2.8 million). Charterer's expenses are non-recurring expenses incurred upon specific request by the charterer (for example, equipment upgrades). Such expenses were recharged to the charterer, on a pass through basis, and included in time charter revenues and vessel operating expenses.

Vessel operating expenses.    The following table sets forth details regarding the vessel operating expenses of the Exmar-Excelerate joint ventures for the years ended December 31, 2013 and 2012:

	Year ended December 31,
			Increase (decrease)	% Increase (decrease)
($ in thousands)	2013	2012

Vessel operating expenses	$30,568	$29,230	$1,338	4.6%

Operating expenses increased by $1.3 million, from $29.2 million in 2012 to $30.6 million in 2013. The increase primarily reflected the drydock expense incurred for Explorer ($5.2 million), offset by the lower charterer's expenses ($2.8 million) and the lower non-recurring expenses incurred in 2013 relating to a charterer's claims under the performance standards of the vessel ($1.5 million). The claims under the performance standards for Explorer related to a failure of the vessel to meet the fuel consumption specifications set forth in the charter.

Depreciation and amortization.    The following table sets forth details regarding the depreciation and amortization expense of the Exmar-Excelerate joint ventures for the years ended December 31, 2013 and 2012:

	Year ended December 31,
			Increase (decrease)	% Increase (decrease)
($ in thousands)	2013	2012

Depreciation and amortization	$25,472	$25,472	—	—

Depreciation and amortization remained stable at $25.5 million for 2013 and 2012.

Financial expense, net.    The following table sets forth details regarding financial expense, net of the Exmar-Excelerate joint ventures for 2013 and 2012:

	Year ended December 31,
			Increase (decrease)	% Increase (decrease)
($ in thousands)	2013	2012

Interest income	$25	$34	$(9)	(26.5)%
Interest expense	$(29,409)	$(31,320)	$(1,911)	(6.1)%
Other financial items, net	$(41)	$(63)	$(22)	(34.9)%

Financial expense, net	$(29,425)	$(31,349)	$(1,924)	(6.1)%

The financial expense, net mainly related to the interest expenses paid and accrued on the outstanding shareholder loans from EXMAR and Excelerate Energy. The majority of the outstanding debt of the Exmar-Excelerate joint ventures bears a floating interest rate. Interest expense decreased in 2013 compared to

2012 due to the decrease of the average outstanding debt and a decrease of the floating interest rates in 2013.

Exmar-Teekay joint ventures—Three months ended March 31, 2014 compared to the three months ended March 31, 2013

Time charter revenues.    The following table sets forth details of the time charter revenues of the Exmar-Teekay joint ventures for the three months ended March 31, 2014 and 2013:

	Three months ended March 31,
			Increase (decrease)	% Increase (decrease)
($ in thousands)	2014	2013

Time charter revenues	$12,183	$12,171	$12	0.1%

Time charter revenues for the three months ended March 31, 2014 remained stable compared to the three months ended March 31, 2013. Generally, the revenues generated by the Exmar-Teekay joint ventures' vessels are stable, as all revenues originate from the long term time charters with Excelerate Energy. No vessel was off-hire during either period.

Vessel operating expenses.    The following table sets forth details regarding the vessel operating expenses of the Exmar-Teekay joint ventures for the three months ended March 31, 2014 and 2013:

	Three months ended March 31,
			Increase (decrease)	% Increase (decrease)
($ in thousands)	2014	2013

Vessel operating expenses	$4,625	$2,990	$1,635	54.7%

The increase in vessel operating expenses in the three months ended March 31, 2014 compared to the three months ended March 31, 2013 was mainly due to a higher charterer's claims under the performance standards during the three months ended March 31, 2014 ($1.8 million). The claims under the performance standards related to a failure of the vessel to meet the fuel consumption specifications set forth in the charter.

Depreciation and amortization.    The following table sets forth details regarding the depreciation and amortization expense of the Exmar-Teekay joint ventures for the three months ended March 31, 2014 and 2013:

	Three months ended March 31,
			Increase (decrease)	% Increase (decrease)
($ in thousands)	2014	2013

Depreciation and amortization	$2,300	$2,815	$(515)	(18.3)%

Depreciation and amortization expenses decreased by $0.5 million during the three months ended March 31, 2014 compared to the three months ended March 31, 2013. This decrease reflects mainly the impact of the revised useful life of the vessels to 35 years in December 2013. This change in accounting estimate was adopted prospectively as of January 1, 2014.

Financial expense, net.    The following table sets forth details of our financial income, net for the three months ended March 31, 2014 and 2013:

	Three months ended March 31,
			Increase (decrease)	% Increase (decrease)
($ in thousands)	2014	2013

Interest income	$649	$595	$54	9.1%
Interest expense	$(1,251)	$(1,432)	$(181)	(12.6)%
Other financial items, net	$(12)	$10	$(22)	(220)%

Financial expense, net	$(614)	$(827)	$(213)	(25.8)%

The financial expense, net mainly relates to the interest expenses paid and accrued on the outstanding debt. The majority of the Exmar-Teekay joint ventures' outstanding debt bears a floating interest rate. The decrease in interest expense during the three months ended March 31, 2014 was caused by a decrease in the average outstanding debt and a decrease in interest rates. Interest income relates to the interest income on the required cash deposits under the lease arrangement of Excalibur.

Exmar-Teekay joint ventures—Year ended December 31, 2013 compared with the year ended December 31, 2012

Time charter revenues.    The following table sets forth details of the time charter revenues of the Exmar-Teekay joint ventures for the years ended December 31, 2013 and 2012:

	Year ended December 31,
			Increase (decrease)	% Increase (decrease)
($ in thousands)	2013	2012

Time charter revenues	$49,619	$49,158	$461	0.9%

Time charter revenue for 2013 were $49.6 million, compared to $49.2 million in 2012. The increase in time charter revenues in 2013 was the net effect of the full year contribution in 2013 by both vessels ($1.5 million) while in 2012 Excalibur was off-hire during its drydock. This was offset by the higher charterer's expenses recharged to the charterer in 2012 ($1.1 million). Charterer's expenses are non-recurring expenses incurred upon specific request by the charterer. Such expenses were recharged to the charterer, on a pass through basis, and included in time charter revenues and vessel operating expenses.

Vessel operating expenses.    The following table sets forth details regarding the vessel operating expenses of the Exmar-Teekay joint ventures for the years ended December 31, 2013 and 2012:

	Year ended December 31,
			Increase (decrease)	% Increase (decrease)
($ in thousands)	2013	2012

Vessel operating expenses	$11,634	$14,778	$(3,144)	(21.3)%

The decrease in vessel operating expenses in 2013 compared to 2012 was due to higher charterer's expenses incurred during 2012 for Excelsior ($1.1 million) and to a non-recurring expense relating to charterer's claims under the performance standards of the vessel in 2012 ($2.4 million). The claims under the performance standards for Excelsior related to a failure of the vessel to meet the fuel consumption specifications set forth in the charter.

Depreciation and amortization.    The following table sets forth details regarding the depreciation and amortization expense of the Exmar-Teekay joint ventures for the years ended December 31, 2013 and 2012:

	Year ended December 31,
			Increase (decrease)	% Increase (decrease)
($ in thousands)	2012	2011

Depreciation and amortization	$11,353	$11,825	$(472)	(4.0)%

Depreciation and amortization decreased in 2013 from $11.8 million in 2012 to $11.4 million in 2013. Both Excelsior and Excalibur were drydocked in the second half of 2012. As the costs of the 2012 drydocks were less than the amounts of the prior drydocks for such vessels, there were lower combined amortization expenses for the year ended December 31, 2013.

Financial expense, net.    The following table sets forth details regarding the financial expense, net of the Exmar-Teekay joint ventures for 2013 and 2012:

	Year ended December 31,
			Increase (decrease)	% Increase (decrease)
($ in thousands)	2013	2012

Interest income	$2,461	$3,243	$(782)	(24.1)%
Interest expense	$(5,657)	$(7,479)	$(1,822)	(24.4)%
Other financial items, net	$(110)	$(167)	$(57)	(34.1)%

Financial expense, net	$(3,306)	$(4,403)	$(1,097)	(24.9)%

The financial expense, net mainly relates to the interest expenses paid and accrued on the outstanding debt. The majority of the Exmar-Teekay joint ventures' outstanding debt bears a floating interest rate. The decrease in interest expense during 2013 were primarily caused by a decrease in the average outstanding debt and a decrease in the average annual interest rates in 2013. Interest income relates to the interest income on the required cash deposits under the lease arrangement of Excalibur.

Liquidity and capital resources

Liquidity and cash needs

We operate in a capital-intensive industry, and we expect to finance the purchase of additional vessels and other capital expenditures through a combination of borrowings from, and/or leasing arrangements with, commercial banks, cash generated from operations and debt and equity financings. The cash needs of our Predecessor were primarily for servicing debt, the payment of dividends and general and administrative expenses. The liquidity requirements of our joint ventures relate to the payment of dividends, servicing debt, including repayment of shareholder loans, funding investments (including the equity portion of investments in vessels), funding working capital and maintaining cash reserves against fluctuations in operating cash flows. All of the revenues from our time charters are received by our joint ventures monthly in advance. In connection with this offering, we expect to enter into a $20.0 million revolving credit facility with EXMAR (which we refer to as the sponsor credit facility). We believe our current resources, including the sponsor credit facility, and those of our joint ventures, are sufficient to meet our and their working capital requirements for our and their current respective businesses. Generally, our long term sources of funds will be cash from operations, long term bank borrowings and other debt and equity financings. Because we will distribute a significant part of our available cash, we expect that we will rely upon external financing sources, including bank borrowings and the issuance of debt and equity securities, to fund acquisitions and other expansion capital expenditures.

Our funding and treasury activities are intended to maximize investment returns while maintaining appropriate liquidity. Cash and cash equivalents are held primarily in U.S. Dollars with some balances held in Euros. We have not made use of derivative instruments but may do so in the future.

As of March 31, 2014 and December 31, 2013, our current assets exceeded current liabilities by $16.8 million and $16.8 million, respectively.

Estimated maintenance and replacement capital expenditures

Our partnership agreement requires our board of directors to deduct from operating surplus each quarter estimated maintenance and replacement capital expenditures, as opposed to actual maintenance and replacement capital expenditures in order to reduce disparities in operating surplus caused by fluctuating maintenance and replacement capital expenditures, such as drydocking and vessel replacement. Because of the substantial capital expenditures we and our joint ventures are required to make to maintain our portfolio, our initial annual estimated maintenance and replacement capital expenditures for our joint ventures for purposes of calculating operating surplus will be $12.7 million per year, including financing costs, for replacing our vessels at the end of their useful lives. All drydocking costs in our initial portfolio are incurred and reserved for at the joint venture level.

Although we will not incur drydocking expense, each joint venture drydocks its vessel on a regular basis (on average every three to five years). We estimate that our Teekay-Exmar joint ventures will spend an average of approximately $3.5 million on an annual basis for drydocking for Excalibur and Excelsior during the five-year period following this offering. Under the Excelerate-Exmar joint ventures, the charterer is responsible for drydocking expenses for Excelerate, Explorer and Express. As our portfolio matures and expands, the drydock expenses of our joint ventures will likely increase. Ongoing costs for compliance with environmental regulations are primarily included as part of our drydocking and society classification survey costs. We are not aware of any regulatory changes or environmental liabilities that we anticipate will have a material impact on our current or future operations.

For Excalibur, scheduled drydocks are treated as off-hire, and our joint venture is required to pay all costs incurred in connection therewith. For Excelsior, our joint venture is required to pay all costs incurred in connection with a scheduled drydock, but the vessel is not treated as being off-hire until after a certain number of allowed drydocking days. For Excelsior and Excalibur, the operating cost component under their time charters is subject to adjustment based on annual escalation in the U.S. Consumer Price Index. For Excelerate, Explorer and Express, the vessel is not treated as being off-hire until after a certain number of allowed drydocking days, and all costs associated with drydocking are passed through to Excelerate Energy under the terms of the applicable time charters. Accordingly, our reserve of $3.5 million per year for maintenance capital expenditures represents capital expenditures associated with scheduled drydocks for Excalibur and Excelsior, which amount represents the annualized drydocking expenses of the respective joint ventures.

The $12.7 million for future vessel replacement is based on assumptions regarding the remaining useful life of our vessels, a net investment rate, replacement values of our vessels based on current market conditions, and the residual value of the vessels. The actual cost of replacing the vessels in our portfolio will depend on a number of factors, including prevailing market conditions, charter hire rates and the availability and cost of financing at the time of replacement. Our board of directors, with the approval of the conflicts committee, may determine that one or more of our assumptions should be revised, which could cause our board of directors to adjust the amount of estimated maintenance and replacement capital expenditures. We may elect to finance some or all of our maintenance and replacement capital expenditures through the issuance of additional common units which could be dilutive to existing unitholders. Please read "Risk Factors—Risks Inherent in Our Business—We must make substantial capital expenditures to maintain and replace the operating capacity of our portfolio, which will reduce cash available for distribution. In addition, each quarter we are required to deduct estimated maintenance and replacement capital expenditures from operating surplus, which may result in less cash available to unitholders than if actual maintenance and replacement capital expenditures were deducted."

Cash flows

Cash flows of our predecessor

The following table provides a summary of the net cash flows from operating, investing and financing activities of our Predecessor for the periods presented.

	Three months ended March 31,		Year ended December 31,
(in thousands)	2014	2013	2013	2012

Predecessor:
Net cash provided by operating activities	$3,235	$3,205	$14,541	$14,588
Net cash provided by (used in) investing activities	$1,602	$(838)	$16,942	$15,847
Net cash used in financing activities	$(4,832)	$(2,359)	$(31,478)	$(30,440)
Net increase (decrease) in cash and cash equivalents	$5	$8	$5	$(5)

Net cash provided by operating activities

For the three months ended March 31, 2014, net cash provided by operating activities amounted to $3.2 million, remaining unchanged from $3.2 million for the three months ended March 31, 2013. This was due to the net cash provided by the increase in net income ($2.4 million), having been offset by a non-cash increase in our share of income in equity accounted investees ($2.4 million).

For the year ended December 31, 2013, net cash provided by operating activities decreased to $14.5 million from $14.6 million for the year ended December 31, 2012. The $0.1 million decrease in net cash provided by operating activities was primarily attributable to an increase in net income ($4.5 million) offset by a non-cash increase in our share of income from equity accounted joint ventures ($4.4 million) and the movement in accrued interest income/expenses ($0.2 million).

Net cash provided by investing activities

For the three months ended March 31, 2014, net cash provided by investing activities increased to $1.6 million, from $(0.8) million for the three months ended March 31, 2013. This increase was mainly due to the additional working capital facility granted to Exmar Excalibur Shipping Cy Ltd during the three months ended March 31, 2013 ($3.0 million).

For the year ended December 31, 2013, net cash provided by investing activities increased to $16.9 million from $15.8 million for the year ended December 31, 2012. The $1.1 million increase in net cash provided by investing activities was primarily attributable to an increase in dividends received from the Exmar-Teekay joint ventures ($0.5 million) and an increase in repayments of principal on shareholder loans by the Exmar-Excelerate joint ventures ($0.6 million).

Net cash used in financing activities

For the three months ended March 31, 2014, net cash used in financing activities increased to $4.8 million from $2.4 million for the three months ended March 31, 2013. This increase was primarily attributable to an increase in cash received and payments made by the owner on behalf of the Predecessor ($2.4 million).

For the year ended December 31, 2013, net cash used in financing activities increased to $31.5 million from $30.4 million for the year ended December 31, 2012. The $1.1 million increase in net cash used in financing activities was primarily attributable to an increase in cash received and payments made by the owner on behalf of the Predecessor ($11.0 million), partially offset by the decrease in the cash transferred to restricted cash ($10.7 million). The increase compared to 2012 was also caused by the higher principal payments on long-term debt ($0.4 million) and the lower proceeds from long-term debt ($0.4 million).

Cash flows of the Exmar-Excelerate joint ventures

The following table provides a summary of the net cash flows from operating, investing and financing activities of the Exmar-Excelerate joint ventures for the periods presented.

	Three months ended March 31,		Year ended December 31,
(in thousands)	2014	2013	2013	2012

Exmar-Excelerate joint ventures:
Net cash provided by operating activities	$8,493	$7,661	$23,766	$21,854
Net cash used in investing activities	$—	$—	$—	$—
Net cash used in financing activities	$(2,159)	$(2,013)	$(23,289)	$(19,515)
Net increase (decrease) in cash and cash equivalents	$6,334	$5,648	$478	$2,339

Net cash provided by operating activities

For the three months ended March 31, 2014, net cash provided by operating activities amounted to $8.5 million. Compared to the three months ended March 31, 2013, net cash provided by operating activities increased by $0.8 million. This increase mainly resulted from the increase in net income ($5.7 million), offset by a decrease in the non-cash adjustment for depreciation charges ($1.1 million) and the changes in working capital ($3.8 million). The changes in working capital mainly related to the movement noted for trade accounts payable ($(6.9) million) and the movement noted for trade accounts receivable ($3.0 million).

For the year ended December 31, 2013, net cash provided by operating activities increased to $23.8 million from $21.9 million for the year ended December 31, 2012. The $1.9 million increase in net cash provided by operating activities was primarily attributable to the decrease in the net loss ($3.6 million), offset by lower positive changes in working capital ($1.7 million). The changes in working capital mainly relate to the lower decrease in trade accounts receivable ($6.0 million), offset by a decrease in the outstanding other receivables ($2.4 million) and an increase in trade accounts payable ($1.4 million).

Net cash used in financing activities

For the three months ended March 31, 2014, net cash used in financing activities increased to $(2.2) million, from $(2.0) million for the three months ended March 31, 2013. This increase related entirely to the increase in principal repayments on shareholder loans.

For the year ended December 31, 2013, net cash used in financing activities increased to $23.3 million from $19.5 million for the year ended December 31, 2012. The $3.8 million increase in net cash used in financing activities was primarily attributable to lower proceeds from short-term debt issued by the shareholders for Excelerate ($2.5 million), and an increase in principal repayments on shareholder loans ($1.3 million).

Cash flows of the Exmar-Teekay joint ventures

The following table provides a summary of the net cash flows from operating, investing and financing activities of the Exmar-Teekay joint ventures for the periods presented.

	Three months ended March 31,		Year ended December 31,
(in thousands)	2014	2013	2013	2012

Exmar-Teekay joint ventures:
Net cash provided by operating activities	$3,990	$10,961	$38,341	$27,852
Net cash used in investing activities	$—	$—	$—	$—
Net cash used in financing activities	$(4,616)	$(4,178)	$(34,216)	$(32,172)
Net increase (decrease) in cash and cash equivalents	$(626)	$6,783	$4,124	$(4,320)

Net cash provided by operating activities

For the three months ended March 31, 2014, net cash provided by operating activities decreased to $4.0 million from $11.0 million for the three months ended March 31, 2013. This decrease mainly resulted from the decrease in net income ($0.9 million), decrease in the non-cash adjustment for depreciation and amortization charges ($0.5 million) and changes in working capital ($(5.6) million). The changes in working capital mainly related to the movement noted for trade accounts payable ($3.2 million), the movement noted for other payables ($(4.7) million) and the movement noted for trade accounts receivable ($(4.2) million).

For the year ended December 31, 2013, net cash provided by operating activities increased to $38.3 million from $27.9 million for the year ended December 31, 2012. The $10.5 million increase in net cash provided by operating activities was primarily attributable to drydock expenses incurred for Excelsior and Excalibur in the second half of 2012 ($6.2 million) and the increase in net income ($5.2 million).

For Excelsior and Excalibur, drydock expenditures are covered as part of the operating cost component during the term of the time-charter agreement. Consequently, for these vessels, the reimbursement of the capital expenditure is spread over the term of the time-charter agreement and not as incurred.

Net cash used in financing activities

For the three months ended March 31, 2014, net cash used in financing activities increased to $(4.6) million, from $(4.2) million for the three months ended March 31, 2013. This increase related mainly to the increase in principal payments on long-term debt ($0.1 million) and cash released from restricted cash to cash and cash equivalents ($0.3 million).

For the year ended December 31, 2013, net cash used in financing activities increased to $34.2 million from $32.2 million for the year ended December 31, 2012. The $2.0 million increase in net cash used in financing activities was primarily attributable to a $1.0 million increase in dividend payments and a $1.1 million increase in cash transferred to restricted cash and short-term investments.

Borrowing activities

Long-term debt

All vessels owned by our joint ventures are financed through long-term bank borrowings. The bank loans for each of Excelerate, Explorer and Express are held at our Predecessor (as borrower) and the applicable Excelerate Energy joint venture party (as guarantor). Our Predecessor has, in turn, issued shareholder loans to the applicable Exmar-Excelerate joint ventures. The bank facilities for each of Excelsior and Excalibur are held directly by the applicable joint ventures. Prior to or concurrently with closing of the offering, we intend to amend the Excelerate, Excelsior and Excalibur facilities such that the outstanding balances will be reduced and all facilities will be guaranteed by us and secured by our assets and the underlying vessels. All figures in the tables below are based upon the cumulative outstanding long-term debt (including the current portion) for all vessels. For the bank facilities held by the joint ventures, the included amount represents the full amount of such facilities.

	March 31,	December 31,
(In thousands)	2014	2013	2012

Exmar-Excelerate joint ventures:
Excelerate shareholder bonds	$124,441	$124,441	$139,461
Explorer shareholder loans	267,657	268,778	273,075
Express shareholder loans	269,558	270,594	274,566

Total Exmar-Excelerate joint ventures, including current portion	$661,655	$663,813	$687,102

Exmar-Teekay joint ventures:
Excelsior facility	$64,150	$69,475	$80,125
Excalibur facility	77,080	79,381	88,299

Total Exmar-Teekay joint ventures, including current portion	$141,230	$148,856	$168,424

Predecessor
Excelerate facility	$74,916	$74,916	$80,700
Explorer facility	123,341	124,190	127,463
Express facility	126,664	127,463	130,546

Total Predecessor, including current portion	$324,921	$326,569	$338,709

As of March 31, 2014, the outstanding debt of us, the Exmar-Excelerate joint ventures and the Exmar-Teekay joint ventures, respectively, is repayable as follows:

Year ending December 31,	Predecessor	Exmar- Excelerate joint ventures	Exmar- Teekay joint ventures

2014	$12,181	$22,450	$82,405
2015	14,243	25,979	10,650
2016	14,682	27,405	10,650
2017	15,169	28,892	37,525
2018	55,164	68,892	—
2019 and thereafter	213,482	488,037	—

Total	$324,921	$661,655	$141,230

Joint venture facilities

Excelerate shareholder bonds.    On July 28, 2005, Excelerate NV issued 258 subordinated bonds each to EXMAR and the Taurus Charitable Income Trust, an affiliated company of Excelerate Energy, in denomination of $398,400 per bond. All bonds accrue interest at an annual rate of 5.25%. The total outstanding debt was $124.4 million and $139.5 million as of December 31, 2013 and 2012 of which the current portion due to the shareholders amounts to $15.7 million and $15.0 million, respectively. The bonds will mature in October 2018. As of March 31, 2014, there was approximately $124.4 million principal amount outstanding under such bonds.

Repayment of the bonds held by the Taurus Charitable Income Trust is secured by a second priority mortgage and a second priority assignment and pledge of Excelerate's earnings, insurances and requisition compensation, and each of the foregoing agreements is subject to an intercreditor agreement in favor of the lenders under the Excelerate Facility described below under "—Predecessor Facilities." EXMAR had the option of securing the bonds held by it with a first priority mortgage on the Excelerate but has instead passed on the benefit of the first priority mortgage to its lenders under the Excelerate Facility. The bonds are callable by Excelerate NV on a semi-annual basis. The bond issue program includes mandatory repayment clauses based on the occurrence of certain contingent events, including the sale or total loss of the Excelerate.

Both shareholders have also extended a credit facility of up to $8 million to finance Excelerate NV's working capital (the "Excelerate Shareholder Facility"). The Excelerate Shareholder Facility bears interest at a rate of three-month LIBOR plus a margin of 0.60%. Payments in respect of the Excelerate Shareholder Facility may only be made following the repayment in full of all amounts due under the shareholder bonds described above. The Excelerate Shareholder Facility had a maturity date of August 31, 2012, but it is subject to automatic one-month extensions until either of shareholders gives seven days' notice of its intent to cancel the facility. As of March 31, 2014, there was approximately $7.5 million of borrowings outstanding under such credit facility.

EXMAR will transfer the subordinated bonds and the Excelerate Shareholder Facility to one of our wholly-owned subsidiaries in connection with the closing of this offering.

Explorer shareholder loans. Explorer NV is party to a loan agreement dated as of May 5, 2006, with GKFF Finance B.V. ("GKFF"), an affiliate of Excelerate Energy, pursuant to which GKFF has loaned to Explorer NV $73.0 million (the "GKFF-Explorer shareholder loans") and a loan agreement dated as of April 11, 2006, with EXMAR pursuant to which EXMAR has loaned to Explorer NV two tranches in initial amounts of $84.1 million and $56.4 million (the "EXMAR-Explorer shareholder loans", and together with the GKFF-Explorer shareholder loans, the "Explorer shareholder loans"). The Explorer shareholder loans bear interest at an annual rate of three-month LIBOR plus a margin of 0.9%, except for the $56.4 million tranche of the EXMAR-Explorer shareholder loans, which bears interest at 15% per annum. In each case, interest is payable quarterly in arrears. Principal amounts owed under the Explorer shareholder loans are subject to quarterly amortization payments with any remaining principal amounts due 25 years after the date of first disbursement. The Explorer shareholder loans include mandatory repayment clauses based on the occurrence of certain contingent events, including the sale or total loss of the Explorer. In connection with the completion of this offering, EXMAR NV will transfer its shareholder loans with respect to Explorer to one of our wholly-owned subsidiaries.

Additionally, Excelerate Energy, in its capacity as the charterer of the Explorer, has prepaid approximately $71 million due under the time charter agreement between Excelerate and Explorer NV in order to partially pay for the delivery costs for the Explorer. The prepaid amounts under the Explorer time charter must be repaid by Explorer NV and bear interest at an annual rate of three-month LIBOR plus a margin of 0.9%. The prepaid amounts under the time charter are subject to quarterly amortization payments beginning 12 years after the initial prepayment and mature 25 years after the initial prepayment.

Repayment of the GKFF-Explorer shareholder loans is secured by a second priority pledge of receivables under the charter and a second priority pledge of Explorer's earnings, insurances and requisition compensation. Repayment of the prepaid amounts under the Explorer time charter is secured by a third priority pledge of Explorer's earnings, insurances and requisition compensation and a second priority pledge of shares in Explorer NV. Each of the foregoing agreements is subject to an intercreditor agreement in favor of the lenders under the Explorer & Express Facilities described below.

As of March 31, 2014, there was approximately $267.7 million of borrowings outstanding under such loan.

Express shareholder loans. Express NV is party to a loan agreement dated as of May 5, 2006 with GKFF pursuant to which GKFF has loaned to Express NV $76.1 million (the "GKFF-Express shareholder loans") and a loan agreement dated as of April 11, 2006, with EXMAR pursuant to which EXMAR has loaned to Express NV two tranches in initial amounts of $82.3 million and $57.6 million (the "EXMAR-Express shareholder loans", and together with the GKFF-Express shareholder loans, the "Express shareholder loans"). The Express shareholder loans bear interest at an annual rate of three-month LIBOR plus a margin of 0.9%, payable quarterly in arrears, except for the $57.6 million tranche of the EXMAR-Express shareholder loans, which bears interest at 15% per annum. In each case, interest is payable quarterly in arrears. Principal amounts owed under the Express shareholder loan are subject to quarterly amortization payments with any remaining principal amounts due 25 years after the date of first disbursement. The Express shareholder loans include mandatory repayment clauses based on the occurrence of certain contingent events, including the sale or total loss of the Express. In connection with the completion of this offering, EXMAR NV will transfer its shareholder loans with respect to Express to one of our wholly-owned subsidiaries.

Additionally, Excelerate Energy, in its capacity as the charterer of the Express, has prepaid approximately $70.4 million due under the time charter agreement between Excelerate and Express NV in order to partially pay for the delivery costs for the Express. The prepaid amounts under the Express time charter must be repaid by Express NV and bear interest at an annual rate of three-month LIBOR plus a margin of 0.9%. The prepaid amounts under the time charter are subject to quarterly amortization payments beginning 12 years after the initial prepayment and mature 25 years after the initial prepayment.

The GKFF-Express shareholder loans are not currently secured by any collateral.

As of March 31, 2014, there was approximately $269.6 million of borrowings outstanding under such loan.

Excelsior Facility. Excelsior BVBA is the borrower under an amended and restated loan agreement dated November 4, 2010 (the "Excelsior Facility") with a syndicate of financial institutions relating to a facility of up to $160 million to finance the acquisition of the vessel Excelsior, of which $127.8 million at a fixed rate of 5.19% and $32.2 million bears interest at a rate of six-month LIBOR plus a margin of 1.25% when there is an acceptable charter with respect to the vessel and 1.375% at all other times. The principal amount of the $127.8 million loan facility is repaid in full by means of straight-line semi-annual amortization payments of $5,325,000 and matures the earlier of June 2017 or 144 months after the delivery date. The principal amount of the $32.2 million loan facility will be repaid by means of a single payment due the earlier of June 2017 or 144 months after the delivery date. The loan agreement includes mandatory repayment clauses based on the occurrence of certain contingent events, including the sale or total loss of the Excelsior.

The Excelsior Facility is secured by a first priority mortgage on the Excelsior and a first priority assignment of the vessel's time charter to the lending banks. Additionally, obligations owed under the Excelsior Facility are guaranteed by certain affiliates of EXMAR and Teekay LNG.

The Excelsior Facility imposes operating and financing restrictions which may significantly restrict the Excelsior BVBA's ability to engage in certain activities including incurring additional debt and permitting liens on its assets, engaging in other lines of business, open bank accounts other than those permitted by the Excelsior Facility or making distributions to its equity holders. In addition, the Excelsior Facility contains covenants that require compliance with a minimum security coverage ratio of 125% of the outstanding loan amounts if there is not an acceptable charter for the vessel and 100% of the outstanding loan amounts if there is an acceptable charter for the vessel. Additionally, Excelsior BVBA must maintain minimum balances in a debt reserve account and an operational expense reserve account. As of December 31, 2013, Excelsior BVBA was in compliance with all covenants.

As of March 31, 2014, there was approximately $64.2 million of borrowings outstanding under such credit facility.

As described below, we intend to refinance into one credit facility the Excelsior Facility and the Excalibur Facility prior to the closing of this offering.

Excalibur Facility. Solaia Shipping L.L.C. is the borrower under an amended and restated loan agreement dated November 4, 2010 (the "Excalibur Facility"), with a syndicate of financial institutions relating to a facility up to $125 million to finance expenses in connection with the lease of the vessel Excalibur. The Excalibur Facility bears interest at a rate of three-month LIBOR plus a margin of 1.1% when there is an acceptable charter with respect to Excalibur and 1.40% at all other times. Interest is payable quarterly in arrears along with principal amortization payments of $1.7 million to $2.3 million per quarter. All outstanding amounts due under the Excalibur Facility shall be due upon maturity in October 2014. Solaia Shipping L.L.C may prepay principal amounts owed pursuant to the Excalibur Facility at any time, with 10 days' written notice, without any penalty or premium. The loan agreement includes mandatory repayment clauses based on the occurrence of certain contingent events, including the sale or total loss of the Excalibur.

The Excalibur Facility is secured by a first priority mortgage on the Excalibur, a first priority assignment of the vessel's time charter and a first priority assignment of Excalibur's earnings, insurances and requisition compensation. Additionally, obligations owed under Excalibur Facility are guaranteed by certain affiliates of EXMAR and Teekay LNG.

The Excalibur Facility imposes operating and financing restrictions which may significantly restrict Solaia Shipping L.L.C.'s ability to engage in certain activities, including incurring additional debt and permitting liens on its assets, engaging in other lines of business, open bank accounts other than those permitted by the Excalibur Facility or making distributions to its equity holders. In addition, the Excalibur Facility contains covenants that require compliance with a minimum security coverage ratio of 125% of the outstanding loan amounts at all times. Additionally, Solaia Shipping L.L.C. must maintain minimum balances in a debt reserve account and an operational expense reserve account. As of December 31, 2013, we were in compliance with all covenants.

As of March 31, 2014, there was approximately $77.1 million of borrowings outstanding under such credit facility.

Prior to the closing of this offering, we intend to enter into a new credit facility to refinance into one credit facility the existing Excelsior Facility and Excalibur Facility. We anticipate that the new credit facility relating to Excelsior and Excalibur will have one tranche of up to $100 million relating to Excelsior and one tranche of up to $75 million relating to Excalibur. In addition, we anticipate that we and Teekay LNG will guarantee such new credit facility and that both tranches will bear interest at a rate based on LIBOR plus a margin of         %.

Both shareholders have also extended a credit facility of up to $6 million to finance the working capital of Exmar (Excalibur) Shipping Company Ltd. This facility bears interest at a rate of three-month LIBOR plus a margin of 2%.

As of March 31, 2014, there was approximately $6.0 million of borrowings outstanding under such credit facility.

Predecessor facilities

Excelerate Facility. In 2005, EXMAR entered into a secured loan facility (the "Excelerate Facility") for, among other things, the acquisition of certain bonds issued or to be issued by our Excelerate joint venture to assist it in financing the construction and acquisition of the vessel Excelerate. This facility contains three tranches: a tranche of up to $85 million (the "KEXIM Facility") provided by the Export-Import Bank of Korea ("KEXIM"); a tranche of up to $22 million provided by a syndicate of financial institutions; and a tranche of up to $19 million provided by a syndicate of financial institutions to be made available following delivery of the Excelerate. We refer to the other two tranches as the "commercial loans". The commercial loans bear interest at a rate equal to three-month LIBOR plus 1% at all times when the Excelerate is under an acceptable charter and a rate equal to three-month LIBOR plus 1.1% at all other times. The KEXIM Facility bears interest at a fixed rate of 5.515%. The principal amount of the KEXIM Facility is repayable in 24 consecutive equal semi-annual installments of approximately $3.5 million, ending on October 20, 2018. The principal amount of the two remaining commercial loans is repayable in full at maturity. EXMAR may prepay principal amounts owed pursuant to the Excelerate Facility at any time, with 30 days' written notice, without any penalty or premium. The loan agreement includes mandatory repayment clauses based on the occurrence of certain contingent events, including the sale or total loss of the Excelerate.

The Excelerate Facility is secured by a first priority mortgage on the Excelerate, a pledge on the shares of Excelerate NV, a first priority charge, assignment and pledge of the time charter and a first priority charge, assignment and pledge of the Excelerate's earnings, insurances and requisition compensation. The loan agreement includes mandatory repayment clauses based on the occurrence of certain contingent events, including the sale or total loss of the Excelerate. The vessel is also the subject of a second mortgage and third mortgage in relation to certain shareholders' loans to our Excelerate joint venture described above.

The Excelerate loan facility agreements impose operating and financing restrictions which may significantly restrict the joint venture's ability regarding certain financing, investing or operational activities. In addition, the facility agreements contain covenants that require, among other things, compliance with certain covenants, including the following:

•
minimum Book Equity (as defined in the Excelerate Facility) of $175 million;

•
minimum Free Liquid Assets (as defined in the Excelerate Facility) of $35 million, of which $25 million shall be cash on hand;

•
minimum ratio of Tangible Assets to Net Financial Debt (as such terms are defined in the Excelerate Facility) of 1.40;

•
minimum ratio of EBITDA to Net Interest Expense (as such terms are defined in the Excelerate Facility) of 2 to 1; and

•
minimum security coverage ratio of 125% at all times.

As of December 31, 2013, EXMAR was in compliance with all covenants.

We anticipate that the Excelerate Facility will be amended in connection with the closing of this offering. A portion of the net proceeds of this offering will be used to repay a portion of the borrowings outstanding under such facility. We anticipate that the amendment will, among other things, increase the interest rate margin on the commercial loans thereunder from three-month LIBOR plus 1.10% to         %.

As of March 31, 2014, there was approximately $74.9 million of borrowings outstanding under such credit facility.

Explorer & Express Facilities.    In May 2006, EXMAR entered into a secured loan facility of $280 million, consisting of two tranches of $140 million, for the financing of the vessels Explorer and Express (the "Explorer & Express Facilities"). These facilities bear interest at a rate equal to three-month LIBOR plus 0.9%. The principal amount of the Explorer & Express Facilities is repayable in 48 quarterly installments ranging from approximately $0.62 million to $1.2 million for each tranche with the remaining principal amount of $98.7 million due upon maturity. The maturity dates of the tranches are April 2020 and April 2021 for Explorer and Express, respectively. EXMAR may prepay principal amounts owed pursuant to the Explorer & Express Facilities at any time, with 14 days' written notice, without any penalty or premium. The loan agreement includes mandatory repayment clauses based on the occurrence of certain contingent events, including the sale or total loss of the vessels.

The Explorer & Express Facilities are secured by a first priority mortgage on each vessel, a first priority pledge agreement over the shares of each joint venture owner, a guarantee given by each joint venture owner, a first priority charge, assignment and pledge of the charter party of each vessel, an account security deed and a general security deed with each owner of Explorer NV and Express NV. The Explorer & Express Facilities are also secured by a charge, assignment and pledge of each EXMAR shareholder loan with Explorer NV and Express NV and an account security deed with Exmar LNG Holding NV.

The Explorer & Express Facilities impose operating and financing restrictions which may significantly limit or prohibit the joint venture's ability regarding certain financing, investing or operational activities. In addition, the facility agreements contain covenants that require, among other things, compliance with certain covenants, including the following:

•
Current Assets shall exceed Current Liabilities (as such terms are defined in the Explorer & Express Facilities);

•
minimum Book Equity (as defined in the Explorer & Express Facilities) of $200 million plus 50% of the Cumulative Positive Net Income (as defined in the Explorer & Express Facilities) for each semi-annual period;

•
minimum Free Liquid Assets (as defined in the Explorer & Express Facilities Facility) of $35 million, of which $25 million Free Liquid Assets other than available drawings under the Explorer & Express Facilities;

•
minimum security coverage ratio of 100% at all times.

As of December 31, 2013, EXMAR was in compliance with all covenants.

We anticipate that we will amend the Explorer & Express Facilities to replace EXMAR as borrower with ourselves in connection with the closing of this offering.

As of March 31, 2014, there was approximately $250.0 million of borrowings outstanding under such credit facility.

Revolving credit facility with EXMAR.    At the closing of this offering, we will enter into a $20 million revolving credit facility (or the sponsor credit facility) with EXMAR, to be used to fund our working capital

requirements. The facility will be unsecured and will be for a term of four years, bearing interest at an annual rate of         %. The sponsor credit facility will contain covenants that require us to, among other things:

•
notify EXMAR of any event which constitutes or may constitute an event of default or which may adversely affect our ability to perform our obligations under the credit facility; and

•
provide EXMAR with information in respect of our business and financial status as EXMAR may reasonably require including, but not limited to, copies of our unaudited quarterly financial statements and our audited annual financial statements.

Events of default under the sponsor credit facility include, among others, the following:

•
failure to pay any sum payable under the sponsor credit facility when due;

•
breach of certain covenants and obligations of the sponsor credit facility;

•
a material inaccuracy of any representation or warranty;

•
default under other indebtedness in excess of $               million or any security in respect thereof becomes enforceable;

•
a lien, arrest, distress or similar event is levied upon or against any substantial part of our assets which is not discharged or disputed in good faith within 10 business days after we become aware of such event;

•
a substantial part of our business or assets is destroyed, abandoned, seized, appropriated or forfeited for any reason;

•
bankruptcy or insolvency events;

•
suspension or cessation of our business;

•
Exmar General Partner Ltd. ceases to be our general partner; and

•
an amendment to our limited partnership agreement that, in the reasonable opinion of the lender, is adverse to its interests in connection with the sponsor credit facility.

We do not expect to borrow under the sponsor credit facility at the closing of this offering.

Debt and lease restrictions

Our existing financing agreements and our lease agreement in connection with Excalibur impose operating and financing restrictions on us and our subsidiaries, which may significantly limit or prohibit, among other things, our ability to:

•
incur additional indebtedness;

•
create liens;

•
sell shares of subsidiaries or joint ventures;

•
make certain investments;

•
engage in mergers and acquisitions;

•
purchase and sell vessels;

•
transfer funds from subsidiary companies to us;

•
enter into, amend or cancel time or consecutive voyage charters; or

•
pay distributions to our unitholders if a minimum cash balance reserve is not maintained.

In addition, our lender and lessors may accelerate the maturity of indebtedness under our financing agreements and foreclose upon the collateral securing the indebtedness upon the occurrence of certain events of default, including our failure to comply with any of the covenants contained in our financing agreements. Various debt and lease agreements contain covenants that require compliance with certain financial ratios. Such ratios include equity ratios, working capital ratios, minimum value clauses and minimum cash and cash equivalent restrictions in respect of our subsidiaries and us.

As of December 31, 2013, we were in compliance with all covenants of our various debt agreements.

UK capital lease

On June 29, 2001, Solaia Shipping L.L.C. entered into a capital lease arrangement with a UK lessor (Lloyds (Nimrod) Machinery Finance Limited) where the lessor acquired and leased the Excalibur to Solaia Shipping L.L.C (as lessee). The obligations to the lessor are funded by a letter of credit which is secured by a cash deposit which closely approximates Solaia Shipping L.L.C.'s obligations under the lease agreement. The cash security has been provided through a loan facility with Nordea Bank Finland Plc entered into by Solaia Shipping L.L.C. upon delivery of the vessel in 2001. The letter of credit was initially issued by Canadian Imperial Bank of Commerce in favor of the lessor but was released and immediately replaced by a new letter of credit by Lloyds TSB Bank plc. Lease rentals are payable on a quarterly basis and at the end of each quarter, the required deposit needed to secure the present value of rentals due under the lease agreement is recalculated. Any differences are funded by available net working capital, or released, on a net basis. Future changes in the lease liability arising from interest rate changes are partially offset by changes in interest income on the cash deposit.

In addition, Excalibur Shipping Company Limited ("Excalibur Shipping") is party to a standby put option. Under the terms of this option, Excalibur Shipping would have to acquire Excalibur in the event of default by the lessee. Further, Excalibur Shipping has entered into a standby agreement in favour of Nordea Bank Finland Plc. Under this agreement, Excalibur Shipping will assign certain contract rights, earnings and insurances in favour of the bank in its capacity as security trustee in the event of Excalibur Shipping having to exercise its option to purchase the vessel.

Capital commitments

Possible acquisitions of other vessels

Although we do not currently have in place any agreements relating to acquisitions of other vessels (other than our right to purchase interests in the Caribbean FLNG and the Excel pursuant to the omnibus agreement to be entered into in connection with this offering), we assess potential acquisition opportunities on a regular basis. Pursuant to our omnibus agreement with EXMAR, we will have the right to purchase from EXMAR additional floating LNG infrastructure assets when those assets are fixed under charters of five years or more. Subject to the terms of our loan agreements, we could elect to fund any future acquisitions with equity or debt or cash on hand or a combination of these forms of consideration. Any debt incurred for this purpose could make us more leveraged and subject us to additional operational or financial covenants.

Critical accounting policies

The preparation of the combined financial statements of our joint ventures in accordance with U.S. GAAP requires that management make estimates and assumptions affecting the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The following is a discussion of the accounting policies applied by our joint ventures that are considered to involve a higher degree of judgment in their application. Please read Note 1 (Summary of Significant Accounting Policies) to the combined financial statements of our joint ventures included elsewhere in this prospectus.

Revenue and expense recognition

Our joint ventures' revenues include minimum lease payments under time charters as well as the reimbursement of vessel operating and drydocking costs. Our joint ventures record revenues generated from time charters, which are classified as operating leases, over the term of the charter as service is provided.

Vessel operating expenses, which our joint ventures recognize when they are incurred, include crewing, repairs and maintenance, insurance, stores, lube oils, communication expenses and third party management fees. For arrangements where operating costs are borne by the charterer on a pass through basis, the pass through of operating costs, including drydocking costs, is reflected in revenue and expenses as incurred. For vessels for which the drydocking costs are reimbursed as part of the operating cost component, drydocking expenses are capitalized and amortized over their estimated useful lives, generally between 3 and 5 years.

Depreciation and amortization

Depreciation and amortization expense, or the periodic cost charged to income for the reduction in usefulness and long-term value of the vessels, is related to the number of vessels owned. The cost of owned vessels, less their estimated residual value is depreciated on a straight-line basis. The estimated economic useful life of the LNGRVs and LNG carrier has historically been 30 years. In December 2013, management revised the useful life of the vessels from 30 to 35 years prospectively. Deferred drydocking costs are amortized, on average, over three to five years based on each vessel's next anticipated drydocking.

Vessels and impairment

Our joint ventures' vessels are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. In assessing the recoverability of the vessels' carrying amounts, assumptions must be made regarding estimated future cash flows and estimates in respect of residual or scrap value. Future cash flows are estimated based on the existing service potential of the vessels, which as of March 31, 2014 was 27.25 years. Following expiration of the time charter contracts, the estimate of market charter rates assumes that our joint ventures will be able to renew the time charter contracts at their existing or lower rates rather than at escalated rates, and that the costs of operating those vessels reflects average operating costs experienced historically. Factors the joint ventures considered important which could affect recoverability and trigger impairment include non-performance of the charterer, significant underperformance relative to expected operating results and significant negative industry or economic trends.

A traditional present value approach, whereby a single set of future cash flows is estimated, is followed. If the carrying value of a vessel were to exceed the undiscounted future cash flows, our joint ventures would write the vessel down to its fair value. Fair value is determined through various valuation techniques including discounted cash flow models, quoted market values and third party independent appraisers, as considered necessary. Since inception, our joint ventures' vessels have not been impaired.

Vessel market values

In "—Vessels and Impairment," we discuss our policy for assessing impairment of the carrying values of our joint ventures' vessels. During the past few years, the market values of certain vessels in the worldwide fleet have experienced particular volatility, with substantial declines in many vessel classes. There is a future risk that the sale value of our vessels could decline below carrying value, even though our joint ventures would not impair those vessels' carrying value under the accounting impairment policy, due to the belief that future undiscounted cash flows expected to be earned by such vessels over their operating lives would exceed such vessels' carrying amounts.

With respect to ascertaining the fair market value of our joint ventures' vessels, we believe that the LNG carrier and LNGRV markets are illiquid, difficult to observe and therefore judgmental. Our valuation approach is to make an estimate of future net cash flows, with particular respect to cash flows derived from preexisting contracts with counterparties. The principal assumptions we have used are:

•
Cash flows are assumed to be in line with pre-existing contracts and are utilized based on historical performance levels;

•
For the LNGRVs, once the initial contract period expires, we have estimated cash flows at the existing contract option renewal rate, given the lack of pricing transparency in the market as a whole;

•
For the LNG carrier, once the initial contract period expires, we have estimated cash flows at our estimated current long-term charter rate;

•
We have used a discount rate applied to future cash flows equivalent to our joint ventures' estimated incremental borrowing rate, assuming 10 year interest rate swap rates plus a market risk premium; and

•
We have made certain assumptions in relation to the scrap values of our vessels at the end of their useful lives.

While our joint ventures intend to hold and operate their vessels, were we to hold them for sale, we do not believe that the fair market value of any of such vessels would be lower than their respective historical book values presented as of December 31, 2013. Based on broker valuations as of December 31, 2013, and disregarding the charters attached to each of the vessels, we believe the aggregate fair market value of the vessels was higher than their aggregate carrying value as of that date. The aggregate amount of this surplus as of December 31, 2013 for the vessels was approximately $205.2 million. As we obtain information from various sources of objective data and internal assumptions, our estimates of fair market value are inherently uncertain. In addition, vessel values are highly volatile; as such, our estimates may not be indicative of the current or future fair market value of the vessels or prices that we could achieve if we were to sell them.

Time charters

Our joint ventures account for time charters of vessels to customers as operating leases and record the customers' lease payments as time charter revenues. Our joint ventures evaluate each contract to determine whether or not the time charter should be treated as an operating or capital lease, which involves estimates about our vessels' remaining economic useful lives, the fair value of our vessels, the likelihood of a lessee renewal or extension, incremental borrowing rates and other factors such as the uncertainty of our future performance obligations under the time charters.

The estimate of the remaining useful lives of our vessels is based on the common life expectancy applied to similar vessels in the LNGRVs and LNG shipping industries. The fair value of our vessels is derived from our joint ventures' estimate of expected present value, and is also benchmarked against open market values considering the point of view of a potential buyer. The likelihood of a lessee renewal or extension is based on current and projected demand and prices for similar vessels, which is based on our knowledge of trends in the industry, historic experience with customers in addition to knowledge of our customers' requirements. The incremental borrowing rate used to discount expected lease payments and time charter revenues are based on the rates at the time of entering into the agreement.

A change in our joint ventures' estimates might impact the evaluation of the time charters, and require that the classification of such time charters as capital leases, which would include recording an asset similar to a loan receivable and removing the vessel from our balance sheet. The lease payments to us would reflect a declining revenue stream to take into account interest carrying costs, which would impact the timing of revenue streams.

Recently Adopted Accounting Standards

In July 2013, the Financial Accounting Standards Board ("FASB") issued authoritative guidance that requires an entity to present an unrecognized tax benefit, as a reduction to a deferred tax asset for a net operating loss ("NOL") carryforward, a similar tax loss, or a tax credit carryforward when (1) the uncertain tax position would reduce the NOL or other carryforward under the tax law of the applicable jurisdiction and (2) the entity intends to use the deferred tax asset for that purpose. This guidance is effective prospectively for fiscal years, and interim periods within those years, beginning after December 15, 2013. The adoption of this guidance did not have an impact on the unaudited combined carve-out interim financial statements.

In February 2013, the FASB issued authoritative guidance for the recognition, measurement, and disclosure of obligations resulting from joint and several liability arrangements for which the total amount of the obligations within the scope of this guidance is fixed at the reporting date. It does not apply to certain obligations that are addressed within existing guidance in US GAAP. This guidance requires an entity to measure in-scope obligations with joint and several liability (e.g., debt arrangements, other contractual obligations, settled litigations, judicial rulings) as the sum of the amounts the reporting entity agreed to pay on the basis of its arrangement among its co-obligors and any additional amounts it expects to pay on behalf of its co-obligors. In addition, an entity is required to disclose the nature and amount of the obligation. This guidance applies retrospectively to those obligations resulting from joint and several liability arrangements in the scope of this guidance that existed as of January 1, 2014. The adoption of this guidance did not have an impact on the unaudited combined carve-out interim financial statements.

In July 2012, the FASB amended its authoritative guidance related to testing indefinite-lived intangible assets for impairment. Under the revised guidance, entities testing their indefinite-lived intangible assets for impairment have the option of performing a qualitative assessment before performing further impairment testing. If entities determine, on the basis of qualitative factors, that it is more likely-than-not that the asset is impaired, a quantitative test is required. The guidance is effective for accounting years beginning after December 15, 2013 and its adoption did not have an impact on the unaudited combined carve-out interim financial statements.

 Recently Issued Accounting Standards

In April 2014, the FASB amended its authoritative guidance related to the requirements for reporting discontinued operations. A disposal of a component of an entity or a group of components of an entity will in the future only be required to be reported in discontinued operations if the disposal represents a strategic shift that has (or will have) a major effect on an entity's operations and financial results.

Our Predecessor would have to apply the amendments prospectively to all disposals (or classifications as held for sale) of components that occur within annual periods beginning on or after December 15, 2014, and interim periods within those years. The adoption of this amendment is not expected to have a significant impact on our Predecessor's combined carve-out financial statements.

Contractual obligations

The following table sets forth our Predecessor's contractual obligations for the periods indicated as of December 31, 2013 (in thousands):

	Total obligation	Due in 2014	Due in 2015	Due in 2016	Due thereafter

Long-term debt obligations	$326,569	$13,829	$14,243	$14,682	$283,815
Interest commitments on long-term debt obligations	$40,238	$6,490	$6,870	$6,996	$19,882
Total	$366,807	$20,319	$21,113	$21,678	$303,697

Our interest commitment on long-term debt is calculated based on the applicable interest rate for fixed rate debt and an assumed USD Libor plus the applicable margin for floating rate debt.

Off-balance sheet arrangements

We do not have any off-balance sheet arrangements.

Quantitative and qualitative disclosures about market risk

We are exposed to various market risks, including interest rate and foreign currency exchange risks. We have not entered into any derivative instruments and/or contracts to manage the level of exposure arising from these risks.

Interest rate risk.    The majority of our long-term debt, approximately 87%, as of March 31, 2014 and December 31, 2013, is subject to adverse movements in interest rates. No interest rate swaps are used to manage the exposure to adverse movements in interest rates. Based on our floating rate debt outstanding of $344.1 million and $346.9 million as of March 31, 2014 and December 31, 2013, respectively, a 1% increase in the floating interest rate would increase interest expense by $3.4 million and $3.5 million for the three months ended March 31, 2014 and year ended December 31, 2013, respectively.

Foreign currency risk.    A substantial portion of our vessel operating expenses and general and administrative expenses are denominated in currencies other than U.S. Dollars, such as Euros, in relation to the administrative expenses we will be charged by EXMAR and operating expenses incurred in a variety of foreign currencies. Based on our ongoing EUR expenses for 2013, a 10% depreciation of the U.S. Dollar against EUR would increase our expenses by approximately $1.5 million of which approximately $1.0 million will be reimbursed by the charterer as all operating expenses for the Exmar-Excelerate Joint Ventures are recharged to the charterer on a pass through basis.

Concentration of credit risk.    As of March 31, 2014 and throughout the years ended December 31, 2013 and 2012, Excelerate Energy accounted for all of the revenues of our joint ventures. As such, we are subject to the risk that Excelerate Energy fails to perform its contractual obligations to our joint ventures. Excelerate Energy is a privately-held company for which limited information is available. Please read "Risk Factors—Risks Inherent in Our Business—We are dependent on Excelerate Energy as the sole charter counterparty for the vessels in our initial portfolio. A deterioration of the financial viability of Exelerate Energy or our relationship with Excelerate Energy, or the loss of Excelerate Energy as a customer, would have a material adverse effect on our business, financial condition, results of operations and ability to make cash distributions to our unitholders." and "—Excelerate Energy is a private company for which limited information is available."

Our credit risk is partially mitigated by the security, credit support and prepayment features of our time charters. For more information on these arrangements, please read "Business—Time Charters—LNGRV Charters—Security and Credit Support."

Industry

The information and data contained in this prospectus relating to the LNG industry has been provided by Poten & Partners ("Poten"), and is taken from Poten's databases and other sources. Poten has advised that: (i) some information in Poten's databases is derived from estimates or subjective judgments; (ii) the information in Poten's databases may differ from other data collection agencies; (iii) while Poten has taken reasonable care in the compilation of the statistical and graphical information and believes it to be accurate and correct, data compilation is subject to limited audit and validation procedures.

Unless otherwise indicated, the following information relating of the LNG industry reflects information and data available as of February 2014.

A portion of the volume data presented in this section has been converted using the following conversion factors:

•
1.000 cubic meter equates to 35.315 cubic feet of natural gas; and

•
48,700 cubic feet of natural gas per metric ton of LNG (derived by Poten—based upon typical LNG composition).

 Overview of the natural gas market

Natural gas demand

According to the World Energy Outlook 2013 of the IEA, natural gas is the only hydrocarbon that is projected to expand its share of the global primary energy market, a trend that is already underway in many key regions. The IEA forecasts global natural gas demand to grow by approximately 50% from 3.3 trillion cubic meters per year ("Tcm/y") in 2012 to nearly 5 Tcm/y by 2035, increasing its share of the primary energy market from 22% to 24% over the period. By contrast, oil's share of the primary energy market is projected to decrease from 31% in 2011 to 27% in 2035 while coal's share of the primary energy market is projected to decrease from 29% in 2011 to 25% in 2035. According to the IEA, the power sector remains the main demand driver for natural gas, accounting for approximately 42% of incremental natural gas demand growth from 2011 to 2035. This incremental growth is primarily attributable to the power sector switching from coal to natural gas for power generation as a result of natural gas' competitiveness and more stringent regulations on carbon emissions. Continued competitive natural gas prices and technological innovations are expected to spur greater industrial use and encourage more use of natural gas as a transportation fuel in lieu of refined oil products such as gasoline.

Figure 1: Global primary energy sources

                            Source: Poten & Partners
                                     Data Source: IEA

Natural gas is considered to be the cleanest burning fossil fuel. Comprised chiefly of methane, natural gas has fewer impurities and its combustion generally results in less pollution compared to other fossil fuels. According to the American Gas Association, natural gas emits 117,000 pounds of carbon dioxide (the primary greenhouse gas) per billion Btu of energy produced, compared to 164,000 pounds for oil and 208,000 pounds for coal.

In recent years, the spread of thermally-efficient Combined Cycle Gas Turbine ("CCGT") power plants contributed to the 37% increase in natural gas demand from 2.4 Tcm/y in 2000 to 3.3 Tcm/y in 2012, according to BP Global's ("BP") Statistical Review of World Energy 2013. By comparison, BP reports that global oil demand increased by 17% during this period. While coal demand growth outpaced the expansion of natural gas and oil over such period, approximately 87% of the 59% worldwide increase in coal demand from 2000 to 2012 was concentrated in China, where pollution levels have become a major environmental and health concern. In an effort to curtail degradation of its air quality, China has announced plans to reduce its dependence on coal-fired power generation, which may lead to an increase in China's consumption of natural gas.

CCGT plants benefit from lower capital costs, a shorter development period and more thermally-efficient technology compared to coal- and oil-fired plants and nuclear facilities. In addition, the March 2011 incident in Fukushima, Japan weakened public confidence worldwide in the nuclear industry. While crude oil prices have been a disadvantage for CCGT plants due to the pervasiveness of oil-linkage in gas and LNG prices in Europe and Asia, more competitively priced natural gas should open the market globally, similar to the impact of unconventional gas on natural gas prices in the United States.

The IEA projects natural gas demand growth in the future will be the greatest in emerging markets. China and India are projected to experience the largest gains from 2011 levels according to the IEA, with Chinese demand projected to increase by 6% per year to reach 529 Bcm/y by 2035 and Indian demand expanding by 4.4% per year to 172 Bcm/y by 2035. The Middle East is also projected to experience demand growth of around 2.4% per year to reach 700 Bcm/y by 2035 to support power generation and natural gas-based industries. Additionally, natural gas demand in the two largest markets, the United States and Russia, is projected to increase steadily. According to BP, demand for natural gas in Europe continues to struggle due to economic recession, but is projected to return to its 2010 peak levels towards the end of this decade.

Figure 2: Natural gas demand by region

          Source: Poten & Partners
             Data Source: IEA

Use of natural gas as a transportation fuel is increasing both in maritime and over-the-road applications with its demand expected to double to 225 Bcm by 2035 according to the IEA. The increasing requirement to limit sulfur content in marine fuels is a driver behind the shift to LNG as a bunker fuel. LNG bunkering ports have already been established in the North Sea, and others are planned worldwide. Natural gas use in over-the-road transport is also gaining traction. According to the US-based Natural Gas Vehicle Coalition, there were 150,000 natural gas vehicles ("NGV") on the road in the United States in 2013, and more than 5 million NGVs worldwide. Technology has been improving, particularly for fuel intensive vehicle fleets, such as trucks, taxicabs, public buses and waste management trucks. Natural gas fueling stations are being built along heavily traveled trucking routes in North America. Natural gas is also finding a market in oil and natural gas fields, where small liquefaction plants are providing LNG to fuel drilling rigs and support vehicles, particularly in shale gas plays.

Natural gas supply

Perhaps the most significant recent influence on natural gas supply has been the exploitation of new resources of unconventional gas—shale gas, tight gas and coal bed methane. According to the IEA, technically recoverable remaining global natural gas reserves totaled 810.0 Tcm at year-end 2012, representing an R/P ratio of 238 years based on natural gas production for the year ending December 31, 2011.

The United States exemplifies the potential of unconventional gas development, particularly shale gas. While the consensus view in the 1980s, 1990s and 2000s was that the U.S. natural gas resource was depleting and that production was in decline, technological innovations in the form of horizontal drilling and hydraulic fracturing have led to increases in production and reserves. Such technological innovations have turned the United States from a potentially large LNG importer to a large prospective exporter.

According to the U.S. Energy Information Administration, proven natural gas reserves in the United States, which include reserves that can be recovered with a 90% probability, increased from 5.8 Tcm at year-end 2005 to 10.0 Tcm at year-end 2011. The Colorado School of Mines estimates the total potential U.S. natural gas resource, which includes probable and possible reserve categories with lower probabilities of recovery, to be far larger at 75 Tcm at year end 2012, including 30 Tcm of shale gas.

Figure 3: U.S. shale gas reserves and production

                                Source: Poten & Partners
                                            Data Source: IEA

Elsewhere, shale gas developments are projected to turn Canada into an LNG exporter as well with several projects being promoted in British Columbia. In Queensland, Australia, the exploitation of unconventional gas resources in the form of coal bed methane ("CBM") has led to investment decisions for the construction of three CBM-to-LNG export projects.

Another new technology, deepwater drilling, is opening up new natural gas export basins as well. Since 2010, several large fields have been found in the deepwater Rovuma basin off Mozambique. Exploration has moved up the coast to waters off Tanzania with considerable success, and there has been initial exploratory activity off Kenya. Deepwater drilling has also opened up a new natural gas basin in the eastern Mediterranean pointing to both Israel and Cyprus as future LNG exporters.

Natural gas pricing

Global natural gas prices are regionally segregated due to a lack of physical connectivity and different regional regulatory and pricing regimes. The largest global LNG market in Asia remains predominantly oil-linked even though buyers are actively pursuing Henry Hub-linked LNG from North America, where first exports are projected for the second half of this decade. Continental Europe remains a mixture of oil product-linked and hub-priced natural gas markets led by the UK's National Balancing Point. Prices in North America have delinked from the rest of the world. For example, in 2013, the U.S. natural gas benchmark price at Henry Hub in Louisiana in average represented approximately 23% of oil-linked natural gas prices in Asia as of October 2013. Given these conditions, interest in exporting LNG from the United States has grown, with one project under construction and numerous others now being planned.

Figure 4: Regional natural gas pricing benchmarks

                           Source: Bloomberg and Poten & Partners

 Introduction to LNG

Natural gas supplies are often in surplus to local needs and located far from demand centers. The IEA estimates that inter-regional natural gas trade will increase by nearly 60% from 685 Bcm/y in 2011 to around 1.1 Tcm/y by 2035. While moving natural gas by pipelines is generally the most economical means of short to medium haul transportation, a lack of adequate pipeline infrastructure, geographic impracticality of pipelines in some cases and lengthening trade routes have promoted the liquefaction of natural gas. The IEA projects that LNG will represent a growing means of transporting natural gas and that inter-regional LNG trade relative to pipelines will increase from 42% in 2010 to nearly 50% by 2030.

Figure 5: The evolution of global trade of LNG

Source: Poten & Partners

The LNG industry essentially involves identifying excess natural gas supply, liquefying the natural gas at very low temperatures (-163 C), shipping the LNG in specialized tankers to demand markets, storing the LNG and then regasifying (or vaporizing) the LNG before injecting the natural gas into the pipeline grid where it is indistinguishable from pipeline natural gas to the end user. In its liquid form, natural gas shrinks to around 1/600th of the volume of its gaseous state, making its transportation and storage more efficient and economical. Specialized LNG carriers serve the critical role of moving LNG from liquefaction plants to regasification import facilities around the world. Since 2005, with the emergence of new technologies, floating LNG infrastructure has expanded beyond conventional LNG carriers to include a new class of LNG vessels with on-board regasification capabilities (i.e. LNGRVs and FSRUs). In addition, four floating liquefaction units (i.e. FLNG) are being built with several more in the early stages of development.

Figure 6: The LNG value chain

Source: Poten & Partners

Figure 7: LNG importing countries and exporting projects

Source: Poten & Partners

LNG developments tend to be organized on an integrated project basis, involving the development of upstream infrastructure, natural gas production, gathering and liquefaction facilities complete with storage and marine infrastructure as well as transportation. Long-term sale and purchase agreements are signed with credit-worthy buyers, who develop import capacity and handle downstream marketing before a final decision to invest in the project is taken. LNG project sponsors are typically large international oil companies partnering with national oil companies. The buyers of LNG are most often large, regulated natural gas or power utilities. With this structure in place, LNG demand closely parallels LNG supply, however there are seasonal imbalances. During the summer months in the northern hemisphere, LNG is typically injected into storage for withdrawal during high demand northern hemisphere winter months.

 LNG supply

From 2000 through 2013, the number of countries producing LNG increased from 12 to 17. LNG exports more than doubled from 103.3 MMt in 2000 to approximately 238 MMt in 2013, driven in part by export growth in Qatar. In 2000, Qatar exported approximately 10 MMt, or approximately 10% of global exports, and by 2013, exported approximately 77 MMt, or nearly one-third of global exports.

Australia is projected to lead the next phase of LNG export expansion. Australia's North West Shelf and Darwin LNG complexes and the nation's third LNG complex, Pluto LNG, which was commissioned in April 2012, produced a total of 22.2 MMt of LNG in 2013. Based upon projects that are already under construction, Australia is projected to produce 85 MMt/y of LNG at 10 complexes by 2018. High construction costs are expected to slow expansion in Australia beyond projects already approved by sponsors, spurring consideration of FLNG units in lieu of onshore production facilities. As of February 2014, FLNG is being implemented at one Australian project and is being considered at four prospective Australian LNG projects.

In the United States, a number of projects are planned to add liquefaction trains at import terminals that are no longer needed. While subject to considerable debate, the U.S. Department of Energy ("DOE") has begun issuing permits for projects to sell LNG to countries without U.S. Free Trade Agreements ("FTA"), which is critical to advancing these projects since many of the large LNG consuming nations do not have U.S. FTAs. As of February 2014, the DOE had issued four permits allowing the export of 62.2 MMt/y of LNG to non-FTA countries. Based upon current project timelines, the first LNG from these liquefaction projects is expected to be exported by late 2015 or early 2016.

Figure 8: LNG supply by geography

                            Source: Poten & Partners

LNG supply is also projected to increase as a result of resources unlocked by deepwater drilling, which was initially developed to exploit oil and natural gas fields in the U.S. Gulf of Mexico. In addition, Anadarko and Eni, the main operators off Mozambique, have discovered approximately 5.0 Tcm of natural gas reserves based upon exploration and seismic appraisal activities, and plan to build an onshore plant to process this natural gas for LNG export. The first stage would comprise four 5 MMt/y trains with space for as many as ten at the site. Although exploration activity is in an early stage, enough reserves have been found in Tanzanian waters to encourage upstream operators to consider a second East African LNG production project. In addition, Noble Energy using deepwater drilling announced that it has identified 0.8 Tcm of natural gas in Israeli waters and 0.14 Tcm of natural gas offshore Cyprus. As of February 2014, both countries were examining LNG export potential.

LNG demand

Global LNG demand has grown as the number of importing countries, largely to meet power generation needs, increased from 12 in 2000 to 29 countries in 2014. A combination of growing environmental and regulatory pressures, new LNG production capacity and competitive pricing are projected to drive a strong expansion of LNG demand, which is projected to surpass 350.0 MMt/y by 2020 and 450.0 MMt/y by 2030. Growth in LNG demand is anticipated in every major region, except North America where robust growth in domestic shale gas production has almost eliminated imports.

Asia remains the foundation of the LNG industry where demand by the three traditional importers, Japan, South Korea and Taiwan, climbed from 73.4 MMt in 2000 to 140.3 MMt in 2013. Japan remains the world's largest LNG importer. In 2000, Japan imported 53.7 MMt of LNG, or 52% of global LNG trades, a figure that climbed to 69.2 MMt in 2008. Following a brief slowing of demand growth due to the nation's struggling economy, Japan's LNG demand climbed to 78.6 MMt in 2011 and to 87.5 MMt/y in 2013, following the Fukushima incident. Japanese LNG demand is projected to reach 98.0 MMt/y by 2030.

Figure 9: LNG demand by geography

                                      Source: Poten & Partners

Among the new markets, India imported its first LNG in 2004 and China followed in 2006. By 2013, these two countries imported 30.4 MMt, split roughly 59% China and 41% India, and their share of global LNG trade climbed to 13%. In response to public concerns over pollution levels, in September 2013 China's State Council pledged to reduce dependence on coal. A small shift away from coal would be expected to provide significant environmental benefits and an increase in natural gas demand. Niche markets, frequently accessed by floating regasification units, are having an impact upon the market as well. In 2013, approximately 24.0 MMt were delivered into these new markets, primarily in six countries in Central and South America, which accounted for 8.6 MMt. Smaller outlets in the Middle East and Southeast Asia imported another 5.4 MMt in 2013. These levels are projected to grow as Malaysia, Singapore, and Israel became LNG importers in 2013. Several exporting nations are also importing LNG, including Indonesia and Malaysia, to fulfill export obligations while meeting robust domestic natural gas demand.

Western European LNG imports nearly tripled from 21.5 MMt in 2000 to 60.2 MMt in 2011. However by 2013, demand fell to 29.7 MMt as the European Union struggled with recessionary conditions. With the European economy recovering slowly from a recession, European LNG imports are not projected to regain their 2011 peak until 2020. After 2020, European LNG imports are projected to increase due to the shutdown of aging nuclear plants and the decline in European gas production, centered in the North Sea, which has fallen to one-third of its peak levels in 2004.

North America is the only major region where LNG imports are projected to be severely limited. With domestic production in decline in the early 2000's, a number of terminals were built on the U.S. Gulf Coast to import LNG, with imports reaching 16.2 MMt in 2007. However, the development of unconventional gas, particularly shale gas, reversed the decline in domestic production while significantly driving down LNG imports to 2.0 MMt in 2013, with deliveries primarily limited to East Coast terminals. Most U.S. terminals, which are vastly underutilized, currently plan to add liquefaction capacity to enable LNG exports.

Floating LNG infrastructure technology

LNG transportation

LNG is transported from liquefaction plants to regasification terminals in specially designed LNG carriers with double-hulls and containment systems to transport the cargo at low temperatures without pressurization. LNG carriers are designed to handle a single grade of cargo and have unique operational and specific cargo loading, storage and discharge requirements. Driven by growth in LNG demand and the longer-haul nature of the trades, including inter-basin deliveries, the LNG carrier fleet grew by more than 250% to approximately 370 vessels in 2013 from approximately 110 vessels in 2000 with another 113 vessels on order. The average age for an LNG carrier in active duty is approximately 11 years, representing only about one-third of the average vessel life.

Figure 10: LNG carrier fleet (excluding floating regasification and FLNG)

                            Source: Poten & Partners

In addition to the significant growth in the number of vessels in the LNG carrier fleet, the size of LNG carriers has increased. Since 2000, aggregate LNG carrier capacity (excluding FSRUs) has grown from 13.2 million cubic meters ("cbm") to 55.6 million cbm by year-end 2013. The earliest generation vessels were relatively small and suitable for short haul small scale intra-regional trades, for example, Algeria to southern Europe. By the mid-1990s, as the LNG business globalized and trade volumes increased, 125,000 cbm became the standard LNG carrier size. By the early 2000s, 138,000 cbm became the "new" standard capacity, increasing to 145,000 cbm by 2007. Orders have since been increasingly placed for vessels sized between 145,000 cbm and 175,000 cbm with the upper end of this range more prevalent. Recently, Qatar, through its Nakilat shipping firm, ordered a fleet of giant LNG carriers, consisting of 19 Qflex vessels sized between 210,000 and 216,000 cbm and 13 Qmax ships of 266,000 cbm.

Figure 11: Number of LNG carriers by capacity (in cbm) as of October 2013—existing and orderbook

          Source: Poten & Partners

Moss spherical and membrane are the two containment systems used in LNG carriers. Membrane systems have increasingly dominated LNG transportation with 92% of vessels currently on order being built with membrane containment systems. Membrane proponents argue that vessel owners are attracted by the greater carrying capacity relative to hull size of membrane-type LNG carriers. Membrane tanks are built within the inner hull, while Moss tanks represent a "ball in a box" design which leads to large void spaces in the hull. Moss vessels account for approximately 30% of the existing LNG carrier fleet.

LNG producers can choose to charter-in their transportation capacity either on a long-term basis, when needed as a project vessel, or under shorter duration agreements for trading or surplus production sales opportunities. Long-term charters spread the cost of transportation over the life of the project rather than upfront, when project development costs are typically larger. This arrangement has increased the opportunities for independent vessel owners, who in 2013 owned approximately half of the LNG fleet and accounted for approximately 73% of the newbuildings on order.

Figure 12: LNG fleet ownership as of year-end 2013

Source: Poten & Partners

Floating storage and regasification

Floating regasification vessels, consisting of LNGRVs and FSRUs, were developed a decade ago to import LNG into the United States due to less onerous hurdles for building and permitting relative to conventional onshore terminals. LNGRVs differ from fully docked, immobile FSRUs in their ability to perform as conventional LNG carriers due to their reinforced containment systems, which are able to withstand sloshing of LNG cargoes during trade voyages. Since their introduction a decade ago, floating regasification vessels' share of global LNG imports has grown steadily given the number of significant benefits associated with utilizing these units versus onshore facilities, including:

•
Suitability for more cost effectively serving new and relatively small, niche LNG markets;

•
Faster implementation as the units usually take approximately two to three years to develop, which is approximately half the time required to build an onshore regasification facility;

•
Ability to act as a bridging solution until a larger onshore terminal can be built; and

•
Inherent mobility also provides greater flexibility as the units can be chartered for use during peak demand seasons and then traded as conventional LNG carriers or transferred to another location.

Figure 13: Floating regasification share of global LNG imports

           Source: Poten & Partners

The number of floating regasification units operating around the world is projected to reach 25 units by 2020 from 14 units operating as of March 2014. The most recent floating regasification units to be commissioned are in China, Israel, Italy and Malaysia. South America has four units operating year-round with another ten in various stages of development. Three units are being promoted in the Caribbean, where floating regasification units are ideal to supply these small, isolated gas markets, and numerous offshore regasification projects are in the works across Southeast Asia, from Pakistan to China. In the Middle East, three units are in operation meeting seasonal natural gas demand and as many as six are in various stages of development.

Following the entry of LNGRVs into the market in 2005, industry participants began developing FSRUs by retrofitting decommissioned LNG carriers with onboard regasification capabilities. Custom built floating regasification units are more expensive than converted LNG carriers, costing approximately $250 million to $300 million per unit with construction taking between 24 and 30 months. Standard import capacities range from 2 to 3 MMt/y for a converted vessel with a capacity of less than 140,000 cbm while floating regasification newbuildings have import capacities of 3 to 4 MMt/y for vessels with capacities between 160,000 and 170,000 cbm. The newbuildings are also equipped with more efficient propulsion systems, which make them more appropriate than older FSRU conversions to operate as conventional LNG carriers in trading operations.

Figure 14: Development of the floating regasification fleet

        Source: Poten & Partners

The initial floating regasification units involved constructing a buoy and riser system with a high pressure natural gas pipeline to shore. This structure has been implemented in four locations worldwide with one location in the U.S. Gulf having since been decommissioned. More recently dockside regasification, where the unit is stationed at a pier or an offshore jetty, and LNG is transferred via ship-to-ship transfer or across-the-jetty transfer has been implemented. As of February 2014, these dockside regasification structures are being utilized in approximately ten projects worldwide.

Figure 15: Existing, under construction or planned floating regasification projects

Source: Poten & Partners

Floating liquefaction

A new feature in the floating LNG infrastructure sector is the development of FLNG. These offshore natural gas liquefaction units are more technologically complex than conventional floating regasification units as they require the addition of significant topsides, including gas processing units and liquefaction plants mounted on the deck. There are four floating liquefaction units currently being built, and another 13 announced projects under study. The four FLNG units that are under construction include Shell's Prelude LNG in Australia, Petronas' PFLNG-1 and PFLNG-2 in Malaysia and EXMAR's Caribbean FLNG, a Floating Liquefaction, Storage and Regasification Unit ("FLSRU") that will operate under a long-term contract with PRE off the coast of Colombia.

Figure 16: Floating liquefaction projects—Planned and under construction

Source: Poten & Partners

The four FLNG units are being customized to suit the individualized needs of each project. For example, the two Petronas units, which will be used to process gas at smaller fields, will have liquefaction capacities of 1.2 MMt/y and 1.5 MMt/y. Shell's Prelude LNG, which will be used off the coast of Australia, will have a liquefaction capacity of 3.6 MMt/y with the gas processing plant and liquefaction facilities mounted on the deck of the vessel and LNG and LPG storage in the hull.

EXMAR's Caribbean FLNG, which is projected to commence operations in late 2015, will have a 0.5 MMt/y liquefaction capacity. The unit's regasification capabilities will allow for importation of LNG during periods when alternative power sources are in low supply (e.g. during summer months when low rainfall curbs hydro-power). Consistent with most of the proposals for smaller-scale FLNG units, the Caribbean FLNG unit is designed to have a simpler liquefaction technology than that being installed on Shell's Prelude LNG. This simpler technology reduces complexity and capital cost at the expense of an increase in energy consumption. While the unit has less storage than the Prelude LNG, a Floating Storage Unit could be stationed alongside to sufficiently increase storage capacity for accumulating LNG cargoes for export.

When comparing conventional onshore LNG liquefaction plants of similar size and scope operating or being built throughout the world, the major difference between plants is the cost and productivity of labor used to build the plant. In Australia, for example, labor is in short supply and restrictions prevent the temporary importation of labor. Promoters of FLNG suggest that since their units can be built in a shipyard outside of the country with the gas resource, the labor cost savings associated with FLNG units can result in a lower overall cost relative to onshore facilities. In addition, FLNG units do not require a pipeline connected to shore or a port to load LNG carriers, both of which can be major cost components for LNG export projects. Over time, repeatable construction of FLNG units in a shipyard environment could eventually lower costs as experience is gained. Project sponsors have therefore concentrated on trying to develop FLNG projects where:

•
Labor costs are high and constrained, such as Australia and western Canada;
•
Pipelines to shore are very long or in difficult depths, such as some of the Australian projects;
•
Sea conditions are benign where loadings will rarely be interrupted; or
•
Coastal environmental impacts make it harder to develop onshore projects.

Charter contracts

Despite the rise of short-term and spot trades, long-term contracts are prevalent in the LNG industry, including for floating LNG infrastructure units. Nearly three quarters of global LNG trades are carried out under long-term sale and purchase agreements whereby the LNG carrier is typically built and contracted to carry LNG pursuant to time charters, in which the vessel is hired for a fixed period of time. The usage of long-term charter arrangements has extended beyond LNG carriers to floating regasification and liquefaction units due to the following reasons:

•
LNG projects are expensive and generally require an integrated chain of dedicated facilities and cooperative activities over a longer time period;

•
Floating LNG infrastructure assets are expensive to build, and cash flow from long-term fixed-rate charters is needed for vessel financing; and

•
Most end users of LNG depend on reliable and uninterrupted delivery of the product, which is guaranteed by long-term sale and purchase agreements.

LNG safety and security

To date, LNG shipping has had a strong safety record. This safety record reflects the focus of vessel owners and operators on safety matters, the value of the International Code for the Construction and Equipment of Ships Carrying Liquefied Gases in Bulk, and the oversight of bodies such as the Society of International Gas Tanker and Terminal Operators, which advocate high standards in all safety aspects, including design, construction, operation, crewing, and maintenance. The high cost of entry also restricts the quality of entrants into this industry. Very few serious incidents involving floating LNG infrastructure assets have been recorded, and none have resulted in serious breakdown of the cargo containment system or an uncontrolled release of LNG. Based on data from the International Group of Liquefied Natural Gas Importers through 2012, approximately 72,000 voyages with LNG cargo on board have taken place without major accidents or safety or security problems, either in port or at sea.

Business

Overview

We are a growth-oriented limited partnership formed by EXMAR to own, operate and acquire floating LNG infrastructure assets under long-term charters, which we define as charters of five years or more. Our goal is to be a primary provider of floating LNG liquefaction, transportation, storage and regasification services to the natural gas industry. Following the completion of this offering, EXMAR will own a significant interest in us and we believe EXMAR will be incentivized to help us grow. We intend to leverage EXMAR's expertise, relationships, reputation, focus on project development and ability to work with joint venture partners to pursue strategic and accretive opportunities across the floating LNG infrastructure industry.

EXMAR specializes in marine infrastructure solutions for liquefaction, transportation, storage and regasification of natural gas, the transportation of LPG, ammonia and petrochemical gases as well as the provision of other offshore services within the global oil and natural gas industry. We believe that EXMAR has pioneered certain technological advances in the LNG sector. For example, in 2002, EXMAR was the first company to order and build a LNGRV, a vessel fitted to discharge high pressure natural gas directly into a shoreside pipeline system, and subsequently developed the commercialization of LNG ship-to-ship transfer technology. Having successfully introduced these innovative technologies, EXMAR is currently developing the world's first FLSU. Historically, EXMAR has grown its portfolio of vessels in part through 50/50 joint ventures with partners with whom they have developed strong and longstanding relationships. In each case, EXMAR is the manager of the vessel.

Upon the closing of this offering, our initial portfolio will consist of interests in the following vessels, all of which are in joint ventures (in each of which we will own a 50% equity interest) and operating under long-term time charters with Excelerate Energy:

•
a 50% interest in Express, an LNGRV delivered in May 2009 that is jointly owned with Excelerate Energy and currently operating under a time charter that expires in May 2034 (with an option to extend for an additional five-year term);

•
a 50% interest in Explorer, an LNGRV delivered in April 2008 that is jointly owned with Excelerate Energy and currently operating under a time charter that expires in April 2033 (with an option to extend for an additional five-year term);

•
a 50% interest in Excelerate, an LNGRV delivered in October 2006 that is jointly owned with Excelerate Energy and currently operating under a time charter that expires in October 2026 (with options to extend for up to two additional five-year terms);

•
a 50% interest in Excelsior, an LNGRV delivered in January 2005 that is jointly owned with Teekay LNG and currently operating under a time charter that expires in January 2025 (with options to extend for up to two additional five-year terms); and

•
a 50% interest in Excalibur, an LNG carrier delivered in October 2002 that is jointly owned with Teekay LNG and currently operating under a time charter that expires in March 2022.

Pursuant to the omnibus agreement that we will enter into with EXMAR at the closing of this offering, we will have the right to purchase from EXMAR any floating LNG infrastructure asset operating under a charter of five or more years. In addition, we will have the right to purchase the following interests from EXMAR:

•
all or a portion of EXMAR's 90% to 100% interest in the Caribbean FLNG, a newbuilding FLSU, within 24 months following the commencement of its operations, which is currently scheduled for the second half of 2015. The Caribbean FLNG will operate under a 15-year contract (tolling agreement) with PRE, an independent oil and gas exploration company in Colombia, and will be located off the Colombian Caribbean coast; and

•
a 50% interest in Excel, an LNG carrier delivered in 2003 that is jointly owned with Mitsui O.S.K. Lines, Ltd., within 24 months following the commencement of a charter for the Excel of five or more years.

We will not be obligated to purchase any such interests from EXMAR. The terms and conditions of any such purchase (including, among other things, whether we purchase all or less than all of EXMAR's interests in any such vessel) will be negotiated with EXMAR at the time any such offer is made to us, and will be based on the facts and circumstances at the time any such offer is made to us, all in accordance with the provisions of the omnibus agreement. Please read "Certain Relationships and Related Party Transactions—Agreements Governing the Transactions—Omnibus Agreement" for a description of our rights to acquire certain assets of EXMAR.

Our charterer

Each of the vessels in our portfolio is under time charter with Excelerate Energy. Excelerate Energy is a private, U.S. based developer of LNG transportation, storage and regasification infrastructure as well as a trader of LNG. Excelerate Energy is owned by George B. Kaiser, an American entrepreneur and the principal owner of the Kaiser Francis Oil Company, one of the largest private energy producers in the United States, as well as the Bank of Oklahoma. George B. Kaiser was ranked number 40 on the Forbes 400 list of wealthy Americans in 2013.

Our relationship with EXMAR

Upon completion of this offering, EXMAR will own our general partner, as well as         % of our common units and all of our subordinated units, which we believe will provide it with significant incentives to contribute to our success. EXMAR has informed us that it intends to utilize us as its primary growth vehicle to pursue acquisitions of long-term stable cash flow generating assets across the floating LNG infrastructure industry. Please read "Certain Relationships and Related Party Transactions—Agreements Governing the Transactions—Omnibus Agreement" for a description of our rights to acquire certain assets of EXMAR.

We believe one of our principal strengths is our relationship with EXMAR. EXMAR is a fully integrated provider of LNG solutions within the broader LNG value chain, operating a portfolio of 14 LNG vessels (including our vessels) that is comprised of nine LNGRVs and five LNG carriers. We believe EXMAR has pioneered the development of floating LNG import terminals through LNGRVs. In the second half of 2015, EXMAR is scheduled to commence operations of the world's first FLSU, the Caribbean FLNG. EXMAR's other activities include the provision of offshore services within the global oil and natural gas industry as well as the transportation of LPG, ammonia and petrochemical gases through the operation of 39 LPG carriers, including 12 newbuildings, and three accommodation barges in the offshore sector.

We expect our association with EXMAR will give us access to the relationships that EXMAR has established with major energy companies, shipbuilders and financial institutions as a result of its history and experience in providing LNG solutions. In addition, Exmar Shipmanagement, a wholly-owned subsidiary of EXMAR, will continue to provide our joint ventures with technical and crewing management services. EXMAR Shipmanagement has a strong reputation in the floating LNG infrastructure industry and is a key partner to companies such as Teekay LNG, Excelerate Energy, ENI S.p.A., OLT Offshore LNG Toscana S.p.A. and Avance Gas Holding Ltd. We can provide no assurance, however, that we will realize any benefits from our relationship with EXMAR, or that EXMAR's relationships with major energy companies, shipbuilders and financial institutions will continue in the future.

Business opportunities

We believe that the following factors create opportunities for us to successfully execute our business plan and grow our operations:

•
Increased global consumption and changing supply dynamics for natural gas. According to the World Energy Outlook 2013 of the IEA, natural gas is the only hydrocarbon projected to expand its share of the global primary energy market, with market share declines expected for oil and coal, a trend that is currently underway in many key regions. Global demand for natural gas increased 37% from 2000 to 2012 as world economies sought cleaner energy sources to reduce pollution and meet incremental power demand and public support for nuclear power declined following the Fukushima Daiichi nuclear incident. According to the IEA, these trends are expected to continue with natural gas demand projected to grow by approximately 50% from 3.3 Tcm in 2012 to nearly 5.0 Tcm in 2035. While member countries of the OECD historically have been the primary driver of incremental demand for natural gas, the IEA forecasts that demand growth will be the greatest in emerging markets, with the largest demand increases expected in China and India. The increase in demand for natural gas has been met with an even greater increase in supply, driven by technological advances, including horizontal and deepwater drilling as well as hydraulic fracturing, which are enabling recovery of significant reserves of unconventional natural gas (i.e. shale gas, tight gas and coal bed methane). According to the IEA, technically recoverable remaining global natural gas reserves totaled 810.0 Tcm at year-end 2012, representing a R/P ratio of 238 years based on natural gas production for the year ended December 31, 2011.

•
Growing demand for floating LNG infrastructure solutions. Rapidly shifting demand and supply dynamics for natural gas have created new regional imbalances and spurred an increasing need for fast-track, floating LNG solutions. A combination of growing environmental and regulatory pressures, new LNG production capacity and competitive pricing is projected to increase LNG demand in the future, which, according to Poten, is forecasted to surpass 350.0 MMt/y by 2020 and 450.0 MMt/y by 2030, as compared to 238.0 MMt/y in 2013. According to Poten, LNG demand growth is forecasted to be strong in Asia and in the new markets of Central and South America and the Middle East. We believe that floating LNG infrastructure solutions are timely, cost-effective, flexible and reliable ways of bringing LNG to the marketplace because of their relatively low capital costs and short development time compared to conventional onshore solutions. Floating LNG infrastructure solutions include:

•
Floating storage and regasification. Compared to onshore terminals, floating storage and regasification units offer many advantages, including a relatively shorter construction schedule, lower capital costs, less geographic and political constraints and ease of relocation. We believe that customers, particularly those in developing countries, benefit from floating regasification units because they require less local competency and time to implement relative to onshore facilities. According to Poten, the number of floating regasification units operating around the world is projected to reach 25 units by 2020 from 14 units operating as of February 2014.

  •
  LNG transportation. The transportation of LNG has helped enable the growth in global trade of natural gas and created efficiency between regional natural gas markets. Driven by the growth in LNG supply and the longer-haul nature of the trades, the number of specialized LNG carriers has grown by more than 250% since 2000 to approximately 370 in 2013. Growing inter-regional trades have been fostered by local producer market surpluses located far from demand centers. The IEA forecasts inter-regional natural gas trades will increase by nearly 60% from 685 Bcm/y in 2011 to 1.1 Tcm/y in 2035. The IEA projects that inter-regional trades will be split equally between pipelines and LNG by 2030 as compared to a trade split of 58% and 42% for pipeline and LNG, respectively, in 2010. With an abundance of unconventional natural gas reserves, North America has the potential to become a major LNG exporter, creating new long-haul trading routes. We believe these aforementioned trends suggest a strong future demand for LNG carriers.

  •
  Floating liquefaction. Floating liquefaction represents the next phase of development in the floating LNG infrastructure industry. We believe that mobile and re-deployable FLNG units will offer the potential to unlock natural gas reserves without the need to invest in capital-intensive pipeline infrastructure, infield platforms and onshore infrastructure, allowing development in areas where the cost of onshore terminals would be prohibitive. We believe that the relatively lower start-up costs and shorter construction periods for FLNG units as compared to conventional onshore LNG projects will enable the efficient monetization of more challenging, smaller and/or remote natural gas resources. There are four floating liquefaction units currently being built with another 13 announced projects under study.

•
High barriers to entry. We believe the capital investment and technical expertise required to build and operate sophisticated floating LNG infrastructure assets creates significant barriers to entry, especially as they relate to floating regasification and liquefaction units. As a result, there are currently a limited number of companies that operate such assets, and only three operators have announced plans to build and operate FLNG units. Given that these assets play a key role in the broader supply chain to provide power generation to specific markets, we believe customers will place a premium on high quality, experienced operators of floating LNG storage, regasification and liquefaction units at the onset of the project to avoid potential costly power plant outages.

We can provide no assurance, however, that any of the projections and forecasts described in the factors above will occur.

Competitive strengths

We believe that our future prospects for success are enhanced by the following aspects of our business:

•
Long-term time charter agreements provide significant cash flow security and stability. Our initial vessels operate under long-term time charters with an established counterparty, Excelerate Energy. As of March 31, 2014, these charters had an average remaining term of approximately 14.1 years (excluding extension options), with no exposure to commodity prices. Through our partnership with Excelerate Energy, our vessels ultimately serve the complex needs of global energy providers such as Petrobras and YPF. Additionally, three of our five time charters include provisions that allow us to pass our actual operating costs through to our customer, enhancing the stability of our cash flows.

•
Modern, technologically advanced and versatile vessels. We own a strategic portfolio of modern floating LNG infrastructure assets equipped with advanced technologies, which will allow us to expand our presence across the rapidly growing floating LNG infrastructure industry. The average age of our initial vessels was approximately 7.8 years as of March 31, 2014. We believe the reliability, efficiency and technological sophistication of our assets give us a competitive advantage. In addition, our LNGRVs are capable of performing as conventional LNG carriers, sailing at a service speed of 19 knots, which we believe gives us an advantage over peers operating fully docked, immobile floating regasification units. Furthermore, two sets of our vessels are sister ships, which enables us to benefit from economies of scale and operating efficiencies in vessel construction, crew training, crew rotation and shared spare parts.

•
Opportunities for significant future growth. We intend to leverage our relationship with EXMAR to make strategic and accretive acquisitions from EXMAR and third parties to enhance our position in the global LNG value chain. Pursuant to our omnibus agreement with EXMAR, we have a right to purchase from EXMAR any floating LNG infrastructure asset operating under a long-term charter of five years or more. In addition, we will have the right to purchase the following interests from EXMAR: (i) all or a portion of EXMAR's 90% to 100% interest in the Caribbean FLNG, a newbuilding FLSU, within 24 months following the commencement of its operations, which is currently scheduled in the second half of 2015, and, (ii) a 50% interest in the Excel, an LNG carrier, within 24 months following the commencement of a charter for the Excel of five or more years. We believe these identified acquisition opportunities and future potential acquisition opportunities from EXMAR and third parties provide us significant avenues to diversify our portfolio and increase our cash distributions to unitholders.

•
EXMAR's expertise and relationships. EXMAR has over 40 years of experience operating in the offshore oil and gas markets, including a distinguished track record of innovation and established technical, commercial and managerial expertise. We believe our access to EXMAR's technological expertise, strong relationships with customers, financing providers and shipyards and pool of experienced and qualified global seafarers will enable us to successfully grow our business. Our relationship with EXMAR also offers us access to the technical and crewing managerial expertise of Exmar Shipmanagement, a wholly-owned subsidiary of EXMAR with a reputation for providing best-in-class service to its customers.

•
Experienced senior management team. Our senior management team, including the executive members of our board of directors, has demonstrated the ability to maintain strong relationships with established joint venture partners, including our joint venture partners, Excelerate Energy and Teekay LNG, and to successfully undertake independent projects as well as make accretive acquisitions. The members of our senior management team and the executive members of our board of directors have an average of over 25 years of experience in the floating LNG infrastructure industry. Members of our senior management team have been operating and growing the assets of EXMAR for over ten years. During that time, EXMAR has grown both through establishing several successful strategic joint venture relationships with established partners and successfully completing several independent strategic acquisitions.

Business strategies

Our primary business objective is to increase quarterly distributions per unit over time by executing the following strategies:

•
Pursue growth through strategic and accretive acquisitions. We intend to leverage our relationship with EXMAR to make strategic and accretive acquisitions. Pursuant to our omnibus agreement with EXMAR, we will have opportunities to acquire additional floating LNG infrastructure assets from EXMAR. In addition to diversifying our customer base, an acquisition by us of all of EXMAR's interest in the Caribbean FLNG from EXMAR pursuant to the terms of our omnibus agreement would provide us with significant additional revenues based on its current charter agreement, nearly doubling revenues generated by our joint ventures for the year ended December 31, 2013. In addition to acquisitions from EXMAR, we intend to capitalize on opportunities to grow our portfolio and diversify our customer base through accretive acquisitions from third parties and potential new joint ventures.

•
Manage our operations to provide a stable and secure base of cash flows. We intend to manage our portfolio of floating LNG infrastructure assets to provide stable cash flows by continuing to pursue long-term charters with established customers. We believe the projected growth in demand for floating LNG infrastructure solutions coupled with EXMAR's established industry relationships will provide us with attractive opportunities to acquire new vessels. We intend to continue to utilize long-term charters to maintain stability of our cash flows by actively seeking the extension or renewal of existing charters and by entering into new long-term charters with existing and other reputable customers. In addition, we intend to continue to structure our long-term charters with provisions that allow us to mitigate operating cost overruns and inflation, thereby enhancing the stability of our cash flows.

•
Continue to be a leader in providing floating LNG infrastructure solutions and excellent customer service. Following the completion of this offering, EXMAR will own a significant interest in us and we believe EXMAR will be incentivized to help us grow. We intend to leverage EXMAR's experience and operating history to maintain our leadership in the floating LNG infrastructure industry. In addition, we intend to provide innovative solutions to maintain our high operating standards and safety record. We believe that EXMAR has developed a reputation for offering high quality service to its customers. We intend to utilize our relationship with EXMAR to continue to focus on providing exceptional performance to our customers.

None of the EXMAR relationships described above are contractual or formal, except to the extent that Exmar and our joint ventures have entered into charters with certain of our and their respective customers. EXMAR has developed informal relationships with major energy companies, shipbuilders and financial institutions in connection with providing marine infrastructure solutions. EXMAR has informal relationships with, among others, Statoil ASA, Royal Dutch Shell plc, Itochu Corporation, Daewoo Shipbuilding & Marine Engineering Co., Ltd, Hyundai Heavy Industries Co., Ltd., Hanjin Shipping Co. Ltd, the International Finance Corporation (World Bank Group), DNB ASA and Nordea Bank AB.

Our portfolio

Our portfolio consists of:

•
Excalibur, an LNG carrier delivered in October 2002 that is jointly owned with Teekay LNG and currently operating under a time charter that expires in March 2022;

•
Excelsior, an LNGRV delivered in January 2005 that is jointly owned with Teekay LNG and currently operating under a time charter that expires in January 2025 (with options to extend for up to two additional five-year terms);

•
Excelerate, an LNGRV delivered in October 2006 that is jointly owned with Excelerate Energy and currently operating under a time charter that expires in October 2026 (with options to extend for up to two additional five-year terms);

•
Explorer, an LNGRV delivered in April 2008 that is jointly owned with Excelerate Energy and currently operating under a time charter that expires in April 2033 (with an option to extend for an additional five-year term); and

•
Express, an LNGRV delivered in May 2009 that is jointly owned with Excelerate Energy and currently operating under a time charter that expires in May 2034 (with an option to extend for an additional five-year term).

Each of the vessels in our portfolio are owned or leased by one of our joint ventures in which we hold 50% of the equity interests. Excelerate, Explorer and Express are each owned by separate joint ventures in which Excelerate Energy holds the remaining 50% equity interests. Excelsior is owned by, and Excalibur is leased by, separate joint ventures in which Teekay LNG holds the remaining 50% equity interests. For a description of the joint venture agreements governing our joint ventures, please read "Our Joint Ventures and Joint Venture Agreements."

LNGRVs

The following table provides information about our four LNGRVs:

LNGRV	Capacity (cbm)	Delivery date	Our joint venture interest	Joint venture counterparty	Charterer	Charter expiration	Charter extension option period(s)

Excelsior	138,000	January 2005	50%	Teekay LNG	Excelerate Energy	January 2025	Five years plus five years
Excelerate(1)	138,000	October 2006	50%	Excelerate Energy	Excelerate Energy	October 2026	Five years plus five years
Explorer(1)	150,900	April 2008	50%	Excelerate Energy	Excelerate Energy	April 2033	Five years
Express(1)	150,900	May 2009	50%	Excelerate Energy	Excelerate Energy	May 2034	Five years

Total capacity	577,800

(1)
The Excelerate, Explorer and Express are subject to a vessel option agreement pursuant to which Excelerate Energy is permitted to offer to sell or grant a purchase option on each such vessel to a customer who charters the vessel for a minimum five-year period. Excelerate Energy can sell or grant a purchase option on the vessels at any time, but no such offer or purchase option may call for a transfer of any vessel prior to January 2024. See "Business—Vessel option agreement."

EXMAR developed these LNGRVs in cooperation with Excelerate Energy, Daewoo Shipbuilding & Marine Engineering Co., Ltd. and APL Limited. The LNGRV is an innovative design allowing an LNG carrier to regasify the LNG on board and discharge the high pressure natural gas directly into the consumer grid pipelines, thereby bypassing the need for a shore-based LNG import terminal. The LNGRV can discharge high pressure natural gas either moored at a dedicated shore jetty or alternatively through an offshore mooring buoy and subsea high pressure pipeline.

Compared to conventional LNG carriers, LNGRVs include five additional features:

•
high-pressure cryogenic pumps, which bring the LNG from the cargo tanks up to pressure prior to vaporization;

•
shell-and-tube vaporizers, which heat the cryogenic LNG to 5°C natural gas;

•
increased capacity boilers, which deliver the steam and power necessary to sustain operations and the shipboard regasification process;

•
submerged turret loading (STL) buoy compartment, designed to accommodate an STL buoy gas transfer system, which also serves as the offshore mooring system for the LNGRV; and

•
reinforced LNG cargo tanks and pump tower, which are designed to withstand the LNG sloshing loads during offshore regasification with partially filled cargo tanks.

Our LNGRVs are capable of regasifying LNG by using the available heat in ambient seawater (open loop) or alternatively with supplemental heat from onboard steam generation (closed loop) or even by a combination of both (combined loop).

The following table describes the regasification capabilities of our LNGRVs:

LNGRV	Closed-loop baseload (MMcf/d)	Open-loop baseload (MMcf/d)	Peak send-out rate (MMcf/d)

Excelsior	400	500	690
Excelerate	400	500	690
Explorer	500	500	690
Express	500	500	690

In addition, each of our four LNGRVs is capable of operating as a traditional LNG carrier, fully compatible with shore-based LNG terminals and with positive isolation of the regasification plant.

As of March 31, 2014, our LNGRVs had an average age of approximately 6.8 years, compared to the world LNGRV and FSRU average age of approximately 4.3 years. LNRGVs are generally expected to have a lifespan of approximately 35 years. Each of our LNGRVs has a membrane-type cargo containment system. Please read "Industry—Floating LNG Infrastructure Technology—LNG Transportation" for a description of this system. Under the terms of its charter, Excelerate Energy may use the LNGRVs worldwide or may subcharter the LNGRVs to a third party.

Excelsior

Excelsior is under a 20-year time charter to Excelerate Energy. Excelerate Energy has chartered the Excelsior to the Brazilian state oil company, Petrobras, and it is operating a conventional LNG carrier.

Excelerate

Excelerate is under a 20-year time charter to Excelerate Energy. Excelerate Energy is currently operating the Excelerate in the open market as a conventional LNG carrier pending assignment to a regasification project.

Explorer

Explorer is under a 25-year time charter to Excelerate Energy. Excelerate Energy is currently operating the Explorer in the open market as a conventional LNG carrier pending assignment to a regasification project.

Express

Express is under a 25-year time charter to Excelerate Energy. Excelerate Energy has chartered the Express to state-owned energy provider, YPF, as a floating regasification unit, and it is currently operating in Bahia Blanca, Argentina.

LNG carrier

The following table provides additional information about our LNG carrier:

LNG carrier	Capacity (cbm)	Year of delivery	Our joint venture interest	Joint venture counterparty	Charterer	Charter expiration

Excalibur(1)(2)	138,000	October 2002	50%	Teekay LNG	Excelerate Energy	March 2022

(1)
Excelerate Energy was granted an option to purchase the Excalibur prior to September 2021. Even if the option is exercised, Excalibur will not be sold to Excelerate Energy until March 2022. See "Business—Time charters—LNG carrier charter—Purchase option."

(2)
The Excalibur is subject to a UK capital lease, and the title thereto is held by the LNG carrier lessor. Please read "Management's Discussion and Analysis of Financial Condition and Results of Operations—Debt and Lease Restrictions—UK Capital Lease."

As of March 31, 2014, Excalibur was 11.4 years old, compared to the world LNG carrier average age of approximately 11.2 years. LNG carriers are generally expected to have a lifespan of approximately 40 years. Excalibur has a membrane-type cargo containment system. Please read "Industry—Floating LNG Infrastructure Technology—LNG Transportation" for a description of this system. Under the terms of its charter, Excelerate Energy may use Excalibur worldwide or may subcharter the LNG carrier to a third party. Excalibur is currently operating under a contract with Petrobras.

Excelerate Energy has an option to purchase the Excalibur in March 2022. Please read "—Time Charters—LNG Carrier Charter—Purchase Option."

Time charters

The services of each of our vessels are provided by our applicable joint venture (the "vessel owner") to Excelerate Energy under separate time charters.

LNGRV charters

In addition to hire and off-hire provisions similar to those found in charters for LNG carriers, LNGRV charters have additional requirements that the LNGRVs are able to receive LNG within a specified time and then to discharge regasified LNG at a specified pressure and flow rate. The following discussion describes the material terms of the LNGRV charters.

Initial term; extensions

Each LNGRV charter commenced upon acceptance of the LNGRV by Excelerate Energy. Please read "—Our Portfolio—LNGRVs" for a description of the terms and extension periods of our LNGRVs. Extensions are at the option of Excelerate Energy.

Performance standards

Under the LNGRV charters, the LNGRV owner undertakes to ensure that the LNGRV meets certain performance standards at all times during the term of the charter. The LNGRV must maintain a guaranteed speed and consume no more fuel oil and/or gas than specified in the charter. In addition, the LNGRV owner undertakes that the LNGRV will be capable of discharging (at the specified pressure and flow rate) and loading its cargo within a specified number of hours.

Hire rate

Under the LNGRV time charters, hire is payable to the LNGRV owner monthly, in advance in U.S. Dollars. The hire rate under the LNGRV time charters consists of three components:

•
Financial cost component. The financial cost component is a fixed per day fee covering the cost of financing the acquisition of the LNGRV plus a return on the LNGRV owner's invested capital;

•
Operating cost component. In the case of the Excelsior, the operating cost component is a fixed per day fee, subject to annual escalation according to the U.S. Consumer Price Index, which is intended to cover the operating costs of the LNGRV, including manning, drydocking, maintenance and repair, and insurance costs. In the case of Excelerate, Explorer and Express, the operating cost component is based upon a budget for operating costs agreed annually with a subsequent reconciliation reflecting actual operating costs for the year in question. Any variance (positive or negative) is passed through to the charterer; and

•
Additional cost component. The additional cost component provides a mechanism for the recovery of (i) costs incurred by the LNGRV owner that the charterer has agreed to cover, including costs associated with refurbishments undertaken to extend the useful life of the LNGRV (as determined by the ship longevity study) and vessel modifications reasonably requested by the charterer and (ii) financial costs and operating costs in the event that the charterer exercises the option to extend the time charter.

If Excelerate Energy exercises an option to extend an LNGRV charter beyond its initial term, the hire rate will be determined as set forth above, provided that the financing cost component will be reduced by approximately 33%.

The hire rate is subject to deduction by the charterer by, among other things, any sums due in respect of the LNGRV owner's failure to meet its performance undertakings (described above) and off-hire accruing during the period.

Security and credit support

The time charters relating to our LNGRVs have the following security and credit support features:

•
with respect to the Excelsior, a letter of credit was issued by an affiliate of J.P. Morgan available to secure the joint venture's rights to receive payment of hire or of any other sum due under or in relation to the charter;

•
with respect to the Excelerate, George B. Kaiser provided a guarantee of a portion of Excelerate Energy's obligations under the time charter available to secure the joint venture's rights to receive payment of hire or of any other sum due under or in relation to the charter; and

•
with respect to the Explorer and Express, Excelerate Energy was required to prepay a portion of the hire due under the contract (approximately $71.0 million in hire for Explorer and $70.4 million for Express), subject to certain adjustments. For more information, please read "Management's Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Borrowing Activities—Joint Venture Facilities—Explorer Shareholder Loans" and "—Express Shareholder Loans." The prepaid hire was used by the vessel owners to pay amounts due under the contract for construction of the vessels. George B. Kaiser provided a guarantee of a portion of Excelerate Energy's obligation under each time charter to prepay hire.

Expenses

The LNGRV owner is responsible for providing certain items and services, which include crewing, repairs and maintenance, insurance, stores, lubricants, communication expenses and fees of classification societies and inspections. The LNGRV owner is also responsible for ensuring that each LNGRV maintains sufficient inventory of major capital spare parts. The operating cost component of the hire rate is designed to cover these expenses. The charterer generally pays all voyage expenses, which include all expenses relating to particular voyages, including any bunker fuel expenses, LNG boil-off, port fees, cargo loading and unloading expenses, canal tolls, agency fees and commissions.

Off-hire

An LNGRV generally will be deemed off-hire if it is not available for the charterer's use for a specified amount of time due to, among other things:

•
operational deficiencies, drydocking for repairs (except scheduled drydocking within allowance), maintenance or inspection, equipment breakdowns, or delays due to accidents, crewing strikes, hostilities involving the flag state of the LNGRV, certain LNGRV detentions or similar problems; or

•
the LNGRV owner's failure to maintain the LNGRV in compliance with its specifications and contractual standards or to provide the required crew.

In the event of off-hire, all hire will cease to be due or payable for the duration of off-hire. Notwithstanding the foregoing, hire is not reduced due to an event of off-hire if the events of off-hire do not exceed a certain number of hours in a calendar year.

Ship management and maintenance

Under each LNGRV charter, the LNGRV owner is responsible for the technical management of the LNGRV, including engagement and provision of qualified crews, maintaining the LNGRV, arranging supply of stores and equipment, periodic drydocking, and ensuring compliance with applicable regulations, including licensing and certification requirements. Management services are provided to the LNGRV owner by Exmar Shipmanagement pursuant to a management agreement.

The LNGRV owner is entitled to drydock the LNGRVs periodically; however, the LNGRV owner is restricted to a certain number of days of drydocking in each 60 month period of the term.

In addition, each LNGRV charter calls for the LNGRV owner to complete a ship longevity study prior to the end of the term of the charter in order to determine the useful life of the LNGRV and identify any works that are required to allow the LNGRV to continue in service for any extension period provided for under the charter. As discussed above, the costs of any such refurbishment works are recovered from the charterer.

We are focused on operating and maintaining our LNGRVs to the highest safety and industry standards and at the same time maximizing revenue from each LNGRV. It is our policy to have our crews perform planned maintenance on our LNGRVs while underway in order to reduce time required for repairs during drydocking and to maintain these standards. This reduces the overall out of service period required for dockings and repairs. We believe that the additional revenue earned from reduced out of service periods outweighs the expense of the additional crewmembers or subcontractors.

Termination; non-utilization

The LNGRV owner is generally entitled to suspend performance and/or terminate the charter if the charterer defaults in its payment obligations under the applicable charter. Additionally, either party may elect to terminate an LNGRV charter upon the occurrence of specified events of default. However, for certain events of default, including a material breach of a party's obligations under the charter or the charterer's failure to pay hire, the defaulting party has a period of time after receiving notice to cure such default. The charterer will also have the right to terminate the LNGRV charters in the event of requisition for title by any governmental authority.

Under the LNGRV charters, subject to the charterer declaring a designated trade, the charterer may also terminate the charter if an event of force majeure occurs and is continuing. Under certain circumstances, the charterer may declare force majeure of a temporary or permanent nature and cause the LNGRV to be laid-up. A force majeure event is temporary if the charterer expects to resume full use of the LNGRV within a specified period and is permanent if they do not expect to resume full use of the LNGRV by that time. If permanent force majeure is declared or a force majeure event lasts for a specified period, the charterer may terminate the charter upon payment of a termination fee.

Intellectual property

The Amended and Restated Technology License Agreement, dated March 25, 2010, by and among Excelerate Energy, EXMAR and certain EXMAR affiliates (the "License Agreement") forms a part of each LNGRV time charter. Pursuant to the License Agreement, Excelerate Energy and EXMAR granted to each other, and to each of our joint ventures other than Excalibur NV, an irrevocable license to use certain intellectual property, including patented regasification technology. Where there is a conflict between the terms of the License Agreement and an LNGRV time charter, the License Agreement shall prevail. Each party has the right to grant sublicenses to its affiliates, as well as, under certain circumstances, to third-party purchasers of vessels incorporating the licensed technology. In addition, Excelerate Energy has the right to grant sublicenses of EXMAR technology related to the ship-to-ship transfer of LNG, to the extent such technology existed on the effective date of the License Agreement.

Indemnification

The charterer indemnifies us for any third party claim during the term of a charter that is based upon alleged infringement of intellectual property related to the LNGRV's regasification technology or equipment. In addition, the charterer indemnifies us for losses associated with shipping documents to the extent they were signed as directed by the charterer or based on information that it provided. Each party indemnifies the other for any claims or losses resulting from broker liability or improper governmental influence.

LNG carrier charter

We provide the LNG marine transportation services of Excalibur under a time charter with Excelerate Energy. A time charter is a contract for the use of the LNG carrier for a fixed period of time at a specified daily rate. Under a time charter, the owner of the LNG carrier provides crewing, technical and other services related to the LNG carrier's operation, the cost of which is included in the daily rate, and the customer is responsible for substantially all of the LNG carrier voyage costs (including fuel, port and canal fees and LNG boil-off). The following discussion describes the material terms of the Excalibur time charter.

Term

The term of the Excalibur charter is 15 years with effect from March 2007, plus or minus a certain number of months at the charterer's option. The Excalibur charter does not provide for any extension of the term.

Hire rate

The hire rate is payable monthly in advance in U.S. Dollars as specified in the charter. The operating cost component of the hire rate is subject to escalation each year based on the U.S. Consumer Price Index. The charter provides for an element of compensation deductible from hire if the LNG carrier does not comply with certain requirements, including minimum speed and rate of loading and unloading, is off-hire or if customer makes disbursements on behalf of the owner.

Expenses

Under the LNG carrier charter, the owner is responsible for LNG carrier operating expenses, which include crewing, repairs and maintenance, insurance, and stores and the cost of providing all of these items and services. The charterer generally pays the voyage expenses, which include all expenses relating to particular voyages, including any bunker fuel expenses, LNG boil-off, port fees, cargo loading and unloading expenses, canal tolls, agency fees and commissions.

Off-hire

When the LNG carrier is off-hire, the charterer is not required to pay the hire rate, and the owner of the LNG carrier is responsible for all costs.

The Excalibur is drydocked on a regular basis (on average every three to five years).

Ship management and maintenance

Under the charter, the owner is responsible for the technical management of Excalibur, including engagement and provision of qualified crews, maintaining the LNG carrier, arranging supply of stores and equipment, periodic drydocking, cleaning and painting and ensuring compliance with applicable regulations, including licensing and certification requirements. These services are provided to the LNG carrier owner by Exmar Shipmanagement pursuant to a management agreement.

We are focused on operating and maintaining our LNG carrier to the highest safety and industry standards and at the same time maximizing revenue from the LNG carrier. It is our policy to have our crews perform planned maintenance on our LNG carrier while underway in order to maintain standards and to reduce time required for repairs during drydocking. This will reduce the overall off-hire period required for dockings and repairs. Since we generally do not earn hire from an LNG carrier while it is in drydock, we believe that the additional revenue earned from reduced off-hire periods outweighs the expense of the additional crewmembers or subcontractors.

Termination

The Excalibur charter is subject to certain termination provisions which include, among other things, the automatic termination of the LNG carrier charter upon loss of the LNG carrier. In addition, either party may elect to terminate the charter if war or hostilities break out between certain specified countries, including the country in which the LNG carrier is registered. The owner of the LNG carrier is entitled to withdraw the LNG carrier if the charterer defaults in its payment obligations and fails to cure such default within a certain number of days of receiving notice.

Purchase option

Excelerate Energy was granted an option to purchase Excalibur prior to September 2021. Even if the option is exercised, Excalibur will not be sold to Excelerate Energy until March 2022. During the option period, the owner of the LNG carrier is prohibited from selling Excalibur to another party. The purchase option will terminate under certain circumstances, including Excelerate Energy's default under or repudiation of the time charter, insolvency or loss of assets as a result of seizure by a creditor.

Vessel option agreement

The Explorer, Express and Excelerate are subject to a vessel option agreement under the terms of which Excelerate Energy is permitted to offer to sell or to grant a purchase option on each such vessel to a customer who charters the vessel for a minimum five-year period. Though Excelerate Energy may offer to sell or grant a purchase option on the vessels owned by the Exmar-Excelerate joint ventures at any time, no such offer or purchase option may call for a transfer of any vessel prior to January 2024.

The price to be paid for each vessel will be the greatest of (i) the sum of the fair market value at the end of the term of the charter and any remaining hire payments due under the charter, (ii) the fair market value at the time of the closing of the transaction and (iii) the actual purchase price, in each case minus any transfer costs. Excelerate Energy must provide a minimum of 90 days' notice of the key terms of any transfer to the vessel owner, including its estimates of the values in clauses (i) and (ii) above. We will have a certain period to evaluate these estimates and any disputes regarding vessel value will be settled by approved experts.

The vessel option agreement is effective with respect to these three vessels until the date that Excelerate Energy ceases to be the charterer of such vessel. If Excelerate Energy offers to sell or grants a purchase option on a vessel that meets the requirements of the vessel option agreement, we have agreed to sell, or cause our joint ventures to sell, such vessel in accordance with the terms of the offer or purchase option.

Classification, inspection and maintenance

Every large, commercial seagoing vessel must be "classed" by a classification society. The classification society certifies that the vessel is "in class", signifying that the vessel has been built and maintained in accordance with the rules of the classification society and complies with applicable rules and regulations of that particular class of vessel as laid down by that society and the applicable flag state.

To ensure continuous compliance, regular and extraordinary surveys of hull, machinery, including the electrical plant and any special equipment classed, are required to be performed by a class surveyor. Vessels are drydocked at least once during a five-year class cycle for inspection of the underwater parts and for repairs related to intermediate inspections. If any defects are found, the class surveyor will issue a "recommendation" which must be rectified by the vessel owner within prescribed time limits. The classification society also undertakes other surveys on request of the flag state and checks that regulations and requirements of that flag state are complied with. These surveys are subject to agreements made for each individual survey and flag state concerned.

It is a condition for insurance coverage (i.e., the "Seaworthiness" of the vessel) that the vessel is certified as "in Class" with a member of the International Association of Classification Societies. Each of our vessels is certified by Bureau Veritas. Our LNG carrier is and all of our LNGRVs are ISM compliant and are currently "in Class."

The shipmanager carries out inspections of the vessels on a regular basis; both at sea and while the vessels are in port, while EXMAR carries out inspections and audits to verify conformity with manager's reports. The results of these inspections, which are conducted both in port and underway, are presented in a report containing recommendations for improvements to the overall condition of the vessel, maintenance, improvements to the safety and environmental protection system and to crew welfare. Among others, based on these evaluations, the shipmanager creates and implements a program of continuous maintenance and improvement for its vessel and its systems.

Safety, management of vessel operations and administration

Safety is our top priority. Our vessels are operated in a manner intended to protect the safety and health of employees, the general public and the environment. We actively manage the risks inherent in our business and are committed to eliminating incidents that threaten safety, such as groundings, fires and collisions. We are also committed to reducing emissions and waste generation. We have established key performance indicators to facilitate regular monitoring of our operational performance. We set targets on an annual basis to drive continuous improvement, and we review performance indicators quarterly to determine if remedial action is necessary to reach our targets. EXMAR's shore staff performs a full range of technical, commercial and business development services for us. This staff also provides administrative support to our operations in finance, accounting and human resources.

EXMAR assists the vessel owners in managing operations and maintaining a technical department to monitor and audit shipmanager operations. The appointed shipmanager, Exmar Shipmanagement, is working to the standard of ISO 9001 on Quality and ISO 14001 on Environmental Management, and OHSAS 18001 standard which concerns Occupational Health and Safety. Additionally, Exmar Shipmanagement is in the process of obtaining the ISO 29001 standard which is the sector specific quality standard for the petroleum, petrochemical and natural gas industry. Through Det Norske Veritas, the Norwegian classification society, they have obtained approval of their safety management systems as being in compliance with the ISM Code, on behalf of the appropriate Flag State for the vessels in our current portfolio, which are flagged in Belgium, Italy, the Cayman Islands and Hong Kong. Our vessels' safety management certificates are being maintained through ongoing internal audits performed by the manager and through intermediate audits performed by the Flag States or recognized classification societies on their behalf.

To supplement our operational experience, EXMAR provides expertise in various functions critical to our operations. This affords an efficient and cost effective operation and, pursuant to services agreements with EXMAR and its subsidiaries, in the case of the Exmar-Excelerate joint ventures, or joint venture agreements, in the case of the Exmar-Teekay joint ventures, access to human resources, financial and other administrative functions. Critical management functions that will be provided by Exmar Shipmanagement through various of its offices around the world include:

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technical management, including maintenance and the management of dockings;

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crew management;

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procurement, purchasing, forwarding logistics;

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marine operations, including relations with the Flag State and regulatory follow-up;

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vetting, oil major and terminal approvals;

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shipyard supervision;

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insurance; and

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financial services.

These functions are supported by onboard and onshore systems for maintenance, inventory, purchasing and budget management. In addition, EXMAR's day-to-day focus on cost control will be applied to our operations. To some extent, the uniform design of some of our vessels and the adoption of common equipment standards should also result in operational efficiencies, including with respect to crew training, vessel management, equipment operation and repair, and spare parts ordering.

 Crewing and staff

As of March 31, 2014, EXMAR employed (directly and through shipmanagers) approximately 141 seagoing staff who serve on our vessels. EXMAR may employ additional seagoing staff to assist us as we grow. Exmar Shipmanagement provides technical and crewing management services, including all necessary crew-related services, to the vessel owners pursuant to the portfolio management agreements. Please read "Certain Relationships and Related Party Transactions—Agreements Governing the Transactions—Vessel Management Agreements." We regard attracting and retaining motivated seagoing personnel as a top priority. We offer our seafarers competitive employment packages and opportunities for personal and career development, which relates to a philosophy of promoting internally. The officers operating on board our vessels are employed by individual employment contracts, while the shipmanagers have entered into Collective Bargaining Agreements that cover substantially all of the seamen that operate the vessels in our current portfolio, which are flagged in Belgium, Italy, the Cayman Islands and Hong Kong. At present, all of our vessels have been or are undergoing certification under the Maritime Labour Convention (MLC 2006), which internationally regulates the employment relationship (including with respect to the collective bargaining agreements, social security, crew wellbeing and insurance). We believe our relationships with these labor unions are good. Our commitment to training is fundamental to the development of the highest caliber of seafarers for our marine operations. EXMAR's cadet training approach, which we believe will benefit the EXMAR cadets that will serve on our vessels, is designed to balance academic learning with hands-on training at sea. EXMAR has relationships with training institutes in Belgium, Trinidad, Tobago, Jamaica and the Philippines. After receiving formal instruction at one of these institutions, our cadets' training continues on board one of our vessels. We believe that high-quality crewing and training policies will play an increasingly important role in distinguishing the preferred larger and LNG-experienced independent shipping companies from those that are newcomers to LNG and lack in-house experienced staff and established expertise on which to base their customer service and safety operations.

Risk of loss, insurance and risk management

The operation of any LNGRV or LNG carrier has inherent risks. These risks include mechanical failure, personal injury, collision, property loss, vessel or cargo loss or damage and business interruption due to political circumstances in foreign countries or hostilities. In addition, there is always an inherent possibility of marine disaster, including explosion, spills and other environmental mishaps, and the liabilities arising from owning and operating vessels in international trade. We believe that our present insurance coverage is adequate to protect us against the accident related risks involved in the conduct of our business and that we maintain appropriate levels of environmental damage and pollution insurance coverage consistent with standard industry practice. However, not all risks can be insured, and there can be no guarantee that any specific claim will be paid, or that we will always be able to obtain adequate insurance coverage at reasonable rates.

We have obtained hull and machinery insurance on all our vessels against marine and war risks, which include the risks of damage to our vessels, salvage or towing costs, and also insure against actual or constructive total loss of any of our vessels. However, our insurance policies contain deductible amounts for which we will be responsible. It is the standard mechanism of insurers to promote the idea of assured parties to act as 'prudent uninsureds'. We have also arranged additional total loss coverage for each vessel. This coverage, which is called hull interest and freight interest coverage, provides us additional coverage in the event of the total loss of a vessel, and will cover up to the full insured value as declared to underwriters at inception of the policy period.

We have also obtained loss of hire insurance to protect us against loss of income in the event one of our vessels cannot be employed due to damage that is covered under the terms of our hull and machinery insurance. Under our loss of hire policies, our insurer will pay us the daily rate agreed in respect of each vessel for each day, in excess of a certain number of deductible days, for the time that the vessel is out of service as a result of damage, for a maximum of 180 days with a number of deductible days of 21 days.

Protection and indemnity insurance, which covers our third party legal liabilities in connection with our shipping activities, is provided by a mutual protection and indemnity association, or P&I club. This includes third party liability and other expenses resulting from the operation of the vessel and related to the injury or death of crew members, passengers and other third party persons, loss or damage to cargo, claims arising from collisions with other vessels or from contact with jetties or wharves and other damage to other third party property, including pollution arising from oil or other substances, and other related costs, including wreck removal. Subject to the capping discussed below, our coverage for our legal liability, except for pollution, is unlimited.

Our current protection and indemnity insurance coverage for pollution is $1 billion per vessel per incident, as per standard industry practice. The thirteen P&I clubs that comprise the International Group of Protection and Indemnity Clubs insure over 90% of the world's commercial tonnage and have entered into a pooling agreement to reinsure each association's liabilities. Each P&I club has capped its exposure in this pooling agreement so that the maximum claim covered by the pool and its reinsurance would be approximately $7.5 billion per accident or occurrence. We are a member of Gard, West of England and Britannia P&I Clubs. As a member of these "mutual" P&I clubs, we could be subject to a call for additional premiums or premium reduction based on the clubs' claims record, as well as the claims record of all other members of the P&I clubs comprising the International Group.

The insurers providing the covers for Hull and Machinery, Hull and Cargo interests, Protection and Indemnity and Loss of Hire insurances have confirmed that they will consider the LNGRVs as vessels for the purpose of providing insurance. For the LNGRVs we have also arranged an additional "Comprehensive Carrier's Liability Cover" of $25 million in relation to indemnification required by the charter.

In our operations, we will use EXMAR's thorough risk management program, which includes, among other things, computer aided risk analysis tools, maintenance and assessment programs, a seafarers competence training program, seafarers workshops and membership in emergency response organizations. We expect to benefit from EXMAR's commitment to safety and environmental protection as certain of its subsidiaries assist us in managing our vessel operations. Exmar Shipmanagement is in the process of achieving certification under the standards reflected in ISO 9001 for quality assurance, and is certified in accordance with the IMO's International Management Code for the Safe Operation of Ships and Pollution Prevention on a fully integrated basis.

Environmental and other regulations

General

Governmental and international agencies extensively regulate the carriage, handling, storage and regasification of LNG. These regulations include international conventions and national, state and local laws and regulations in the countries where our vessels now or, in the future, will operate or where they are registered. We cannot predict the ultimate cost of complying with these regulations, or the impact that these regulations will have on the resale value or useful lives of our vessels. In addition, any serious marine incident that results in significant oil pollution or otherwise causes significant adverse environmental impact, including the 2010 Deepwater Horizon oil spill in the Gulf of Mexico, could result in additional legislation or regulation that could negatively affect our profitability.

Various governmental and quasi-governmental agencies require us to obtain permits, licenses and certificates for the operation of our vessels. Although we believe that we are substantially in compliance with applicable environmental laws and regulations and have all permits, licenses and certificates required for our vessels, future non-compliance or failure to maintain necessary permits or approvals could require us to incur substantial costs or temporarily suspend operation of one or more of our vessels. A variety of governmental and private entities inspect our vessels on both a scheduled and unscheduled basis. These entities, each of which may have unique requirements and each of which conducts frequent inspections, include local port authorities, such as the U.S. Coast Guard, harbor master or equivalent, classification societies, flag state, or the administration of the country of registry, charterers, terminal operators and LNG producers. We expect that our LNGRVs will also be subject to inspection by these governmental and private entities on both a scheduled and unscheduled basis.

Exmar Shipmanagement is operating in compliance with ISO 14001 for the management of the significant environmental aspects associated with the ownership and operation of a portfolio of LNG carriers. Exmar Shipmanagement received its ISO 9001 certification (quality management systems) in 2003 and the certification to the ISO Environmental Standard during 2011. The ISO 14001 certification requires that we and Exmar Shipmanagement commit managerial resources to act on our environmental policy through an effective management system.

International maritime regulations of LNG vessels

The IMO is the United Nations' agency that provides international regulations governing shipping and international maritime trade, including the International Convention on Civil Liability for Oil Pollution Damage, the International Convention on Civil Liability for Bunker Oil Pollution Damage (the "Bunker Convention"), and MARPOL. The flag state, as defined by the United Nations Convention on Law of the Sea, has overall responsibility for the implementation and enforcement of international maritime regulations for all ships granted the right to fly its flag. The "Shipping Industry Guidelines on Flag State Performance" evaluates flag states based on factors such as sufficiency of infrastructure, ratification of international maritime treaties, implementation and enforcement of international maritime regulations, supervision of surveys, casualty investigations, and participation at IMO meetings.

The requirements contained in the ISM Code promulgated by the IMO, govern our operations. Among other requirements, the ISM Code requires the party with operational control of a vessel to develop an extensive safety management system that includes, among other things, the adoption of a policy for safety and environmental protection policy setting forth instructions and procedures for operating its vessels safely and also describing procedures for responding to emergencies. Our shipmanagers each hold a Document of Compliance under the ISM Code for the operation of Gas Carriers. This Document of Compliance is issued by the flag states under which we operate and is annually verified by the Norwegian class society Det Norske Veritas which is recognized as the classification society to act on behalf of the flag states.

Vessels that transport natural gas, including LNG carriers and LNGRVs, are also subject to regulation under the International Gas Carrier Code (the "IGC Code") published by the IMO. The IGC Code provides a standard for the safe carriage of LNG and certain other liquid gases by prescribing the design and construction standards of vessels involved in such carriage. Compliance with the IGC Code must be evidenced by a Certificate of Fitness for the Carriage of Liquefied Gases of Bulk. Each vessel in our portfolio is in compliance with the IGC Code and each of our newbuilding/conversion contracts requires that the vessel receive certification that it is in compliance with applicable regulations before it is delivered. Non-compliance with the IGC Code or other applicable IMO regulations may render the vessel "unseaworthy" and, as such, may subject an owner or a bareboat charterer to increased liability, may lead to decreases in available insurance coverage for the affected vessel and may result in the denial of access to, or detention in, some ports, or render its insurance invalid.

The IMO also promulgates ongoing amendments to the international convention for the Safety of Life at Sea 1974, otherwise known as SOLAS. Originating from the Titanic disaster, SOLAS and its amendments provide rules for the construction of commercial vessels, their equipment and their safe operations. It requires the provision of lifeboats and other life-saving appliances; the use of the Global Maritime Distress and Safety System which governs emergency communications on board and ashore and it relates to the Treaty on the Standards of Training and Certification of Watchkeeping Officers ("STCW") also promulgated by the IMO. Flag states that have ratified SOLAS and STCW generally employ the classification societies, which have incorporated SOLAS and STCW requirements into their class rules, to undertake surveys to confirm compliance.

In the wake of increased worldwide security concerns, the IMO amended SOLAS and added the ISPS Code as a new chapter to that convention. The objective of the ISPS, which came into effect on July 1, 2004, is to detect security threats and take preventive measures against security incidents affecting vessels or port facilities. Our shipmanagers have developed Security Plans, appointed and trained Ship and Office Security Officers and each vessel in our portfolio has been certified to meet the ISPS Code. See "—Vessel Security Regulations" for a more detailed discussion about these requirements. SOLAS and other IMO regulations concerning safety and the environment, including those relating to treaties on training of shipboard personnel, lifesaving appliances, radio equipment and the global maritime distress and safety system and on security are applicable to our operations. Non-compliance with these types of IMO regulations may subject us to increased liability or penalties, may lead to decreases in available insurance coverage for affected vessels and may result in the denial of access to or detention in some ports. For example, the U.S. Coast Guard and European Union authorities have indicated that vessels not in compliance with the ISM Code will be prohibited from trading in U.S. and European Union ports.

MARPOL establishes environmental standards relating to oil leakage or spilling, garbage management, sewage, air emissions, handling and disposal of noxious liquids and the handling of harmful substances in packaged form. The IMO amended Annex I to MARPOL, including a new regulation relating to oil fuel tank protection, and the new regulation applies to various ships delivered on or after August 1, 2010. It includes requirements for the protected location of the fuel tanks, performance standards for accidental oil fuel outflow, a tank capacity limit and certain other maintenance, inspection and engineering standards. IMO regulations also require owners and operators of vessels to adopt Ship Oil Pollution Emergency Plans. Periodic training and drills for response personnel and for vessels and their crews are required.

The IMO continues to review and introduce new regulations. It is impossible to predict what additional regulations, if any, may be passed by the IMO and what effect, if any, such regulation may have on our operations. However, EXMAR, being a member to several international industry organizations, is actively participating in the review of regulatory proposals under the IMO and tracking any subsequent implementation schemes.

Air emissions

In September 1997, the IMO adopted MARPOL 73/78 Annex VI "Regulations for the prevention of Air Pollution" (or simply Annex VI), to address air pollution from ships. Annex VI entered into force on May 19, 2005, and applies to all ships, fixed and floating drilling rigs and other floating platforms. Annex VI sets limits on sulfur oxide and nitrogen oxide emissions from ship exhausts, emissions of volatile compounds from cargo tanks, incineration of specific substances, and prohibits deliberate emissions of ozone depleting substances. Annex VI also includes a global cap on sulfur content of fuel oil and allows for special areas to be established with more stringent controls on sulfur emissions. The certification requirements for Annex VI depend on size of the vessel and time of periodical classification survey. Ships weighing more than 400 gross tons and engaged in international voyages involving countries that have ratified the conventions, or ships flying the flag of those countries, are required to have an International Air Pollution Certificate ("IAPP Certificate"). Annex VI came into force in the United States on January 8, 2009. As of the date of this prospectus, each vessel in our portfolio delivered or drydocked since May 19, 2005 has been issued IAPP Certificates.

On July 1, 2010, amendments proposed by the United States, Norway and other IMO member states to Annex VI to MARPOL took effect that require progressively stricter limitations on sulfur emissions from ships. Beginning on January 1, 2012, fuel used to power ships may contain no more than 3.5% sulfur. This cap will then decrease progressively until it reaches 0.5% by January 1, 2020. This cap will then decrease progressively until it reaches 0.5% by January 1, 2020. In Emission Control Areas ("ECAs"), limitations on sulfur emissions require that fuels contain no more than 1% sulfur. As of January 1, 2012, fuel used to power ships may contain no more than 3.5% sulfur. For example, in August 2012, the North American ECA became enforceable. The North American ECA includes areas subject to the exclusive sovereignty of the United States and Canada. Consequently, in August 2012, when the North American ECA became effective, the sulfur limit in marine fuel will be capped at 1%, which is the capped amount for all other ECA areas since July 1, 2010.

The amendments also establish new tiers of stringent nitrogen oxide emissions standards for new marine engines, depending on their date of installation. Further, the European directive 2005/33/EU, effective as of January 1, 2010, bans the use of fuel oils containing more than 0.1% sulfur by mass by any merchant vessel while at berth in any EU country. Each vessel in our portfolio has achieved compliance, where necessary, by being arranged to burn gas only in its boilers when alongside. Low sulfur marine diesel oil ("LSDO") has been purchased as the only fuel for the Diesel Generators. More specifically, the Excalibur is trading worldwide by the charterer, and the fuel pipelines for the boilers have been converted to burn LSDO. The LNGRVs are arranged for burning of gas only while in port, and have not had their boilers converted for burning of LSDO. The LNGRVs are not likely to be traded to EU ports.

Additionally, more stringent emission standards could apply in coastal areas designated as ECAs, such as the United States and Canadian coastal areas designated by the IMO's Marine Environment Protection Committee, as discussed in "—Clean Air Act" below. U.S. air emissions standards are now equivalent to these amended Annex VI requirements, and once these amendments become effective, we may incur costs to comply with these revised standards. Additional or new conventions, laws and regulations may be adopted that could require the installation of expensive emission control systems. Because the vessels in our portfolio are largely powered by means other than fuel oil, we do not anticipate that any emission limits that may be promulgated will require us to incur any material costs for the operation of our vessels but that possibility cannot be eliminated.

Ballast water management convention

Recognizing that the transfer and introduction of harmful aquatic organisms and pathogens via ships' ballast water threatens the conservation and sustainable use of biological diversity, the IMO adopted an International Convention for the Control and Management of Ships' Ballast Water and Sediments (the "BWM Convention") in February 2004. The BWM Convention's implementing regulations call for a phased introduction of mandatory ballast water exchange requirements, to be replaced in time with a requirement for mandatory ballast water treatment. The BWM Convention will not become effective until 12 months after it has been adopted by 30 states, the combined merchant fleets of which represent not less than 35% of the gross tonnage of the world's merchant shipping. To date, the Convention has not yet entered into force. As referenced below, the United States Coast Guard issued new ballast water management rules on March 23, 2012 and the EPA issued a new Vessel General Permit in March 2013 that contains numeric technology-based ballast water effluent limitations. Under the requirements of the BWM Convention for vessels with ballast water capacity more than 5,000 cubic meters that were constructed in 2011 or before, ballast water management exchange or treatment will be accepted until 2016. From 2016 (or not later than the first intermediate or renewal survey after 2016), only ballast water treatment will be accepted by the Convention. Installation of ballast water treatments systems will be needed on all our LNG Carriers. Given that ballast water treatment technologies are still at the developmental stage, at this time the additional costs of complying with these rules are unclear, but current estimates suggest that additional costs will be in the range of USD $500,000 per vessel. In certain situations, the terms of our charter agreements may require Excelerate Energy to bear the costs of retrofits or other technology such as these ballast water requirements that environmental laws may require to be installed on our vessels. We cannot assure you that any such contractual requirements will apply in every instance or will cover all costs of any such technology.

Bunkers Convention/CLC state certificate

The IMO has negotiated international conventions that impose liability for oil pollution in international waters and the territorial waters of the signatory to such conventions. The Bunker Convention entered into force in State Parties to the Convention on November 21, 2008. The Convention provides a liability, compensation and compulsory insurance system for the victims of oil pollution damage caused by spills of bunker oil. The Convention requires the ship owner liable to pay compensation for pollution damage (including the cost of preventive measures) caused in the territory, including the territorial sea of a State Party, as well as its economic zone or equivalent area. Registered owners of any sea going vessel and seaborne craft over 1,000 gross tonnage, of any type whatsoever, and registered in a State Party, or entering or leaving a port in the territory of a State Party, are required to maintain insurance which meets the requirements of the Convention and to obtain a certificate issued by a State Party attesting that such insurance is in force. The State issued certificate must be carried on board at all times.

Although the United States is not a party to these conventions, many countries have ratified and follow the liability plan adopted by the IMO and set out in the CLC. Under this convention and depending on whether the country in which the damage results is a party to the 1992 Protocol to the CLC, a vessel's registered owner is strictly liable for pollution damage caused in the territorial waters of a contracting state by discharge of persistent oil, subject to certain complete defenses. The limited liability protections are forfeited under the CLC where the spill is caused by the owner's actual fault and under the 1992 Protocol where the spill is caused by the owner's intentional or reckless conduct. Vessels trading to states that are parties to these conventions must provide evidence of insurance covering the liability of the owner. In jurisdictions where the CLC has not been adopted, various legislative schemes or common law govern, and liability is imposed either on the basis of fault or on a strict—liability basis.

P&I Clubs in the International Group issue the required Bunkers Convention "Blue Cards" to enable signatory states to issue certificates. Each vessel in our portfolio has received a "Blue Card" from its P&I Club and is in possession of a CLC State issued certificate attesting that the required insurance coverage is in force.

Anti-fouling requirements

In 2001, the IMO adopted the International Convention on the Control of Harmful Anti-fouling Systems on Ships, or the "Anti-fouling Convention." The Anti-fouling Convention, which entered into force on September 17, 2008, prohibits the use of organotin compound coatings to prevent the attachment of mollusks and other sea life to the hulls of vessels after September 1, 2003. Vessels of over 400 gross tons engaged in international voyages must obtain an International Anti-fouling System Certificate and undergo a survey before the vessel is put into service or when the antifouling systems are altered or replaced. We have obtained Anti-fouling System Certificates for each vessel in our portfolio and we do not believe that maintaining such certificates will have an adverse financial impact on the operation of our vessels.

United States environmental regulation of LNG vessels

Our vessels operating in U.S. waters now or, in the future, will be subject to various federal, state and local laws and regulations relating to protection of the environment. In some cases, these laws and regulations require us to obtain governmental permits and authorizations before we may conduct certain activities. These environmental laws and regulations may impose substantial penalties for noncompliance and substantial liabilities for pollution. Failure to comply with these laws and regulations may result in substantial civil and criminal fines and penalties. As with the industry generally, our operations will entail risks in these areas, and compliance with these laws and regulations, which may be subject to frequent revisions and reinterpretation, increases our overall cost of business.

Oil pollution act and CERCLA

OPA 90 established an extensive regulatory and liability regime for environmental protection and cleanup of oil spills. OPA 90 affects all owners and operators whose vessels trade with the United States or its territories or possessions, or whose vessels operate in the waters of the United States, which include the U.S. territorial waters and the two hundred nautical mile exclusive economic zone of the United States. CERCLA applies to the discharge of hazardous substances whether on land or at sea. While OPA 90 and CERCLA would not apply to the discharge of LNG, they may affect us because we carry oil as fuel and lubricants for our engines, and the discharge of these could cause an environmental hazard. Under OPA 90, vessel operators, including vessel owners, managers and bareboat or "demise" charterers, are "responsible parties" who are all liable regardless of fault, individually and as a group, for all containment and clean-up costs and other damages arising from oil spills from their vessels. These "responsible parties" would not be liable if the spill results solely from the act or omission of a third party, an act of God or an act of war. The other damages aside from clean-up and containment costs are defined broadly to include:

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natural resource damages and related assessment costs;

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real and personal property damages;

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net loss of taxes, royalties, rents, profits or earnings capacity;

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net cost of public services necessitated by a spill response, such as protection from fire, safety or health hazards; and

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loss of subsistence use of natural resources.

Effective July 31, 2009, the U.S. Coast Guard adjusted the limits of OPA liability to the greater of $2,000 per gross ton or $17.088 million for any double-hull tanker that is over 3,000 gross tons (subject to possible adjustment for inflation) (relevant to the EXMAR LNG carriers). These limits of liability do not apply, however, where the incident is caused by violation of applicable U.S. federal safety, construction or operating regulations, or by the responsible party's gross negligence or willful misconduct. These limits likewise do not apply if the responsible party fails or refuses to report the incident or to cooperate and assist in connection with the substance removal activities. This limit is subject to possible adjustment for inflation. OPA 90 specifically permits individual states to impose their own liability regimes with regard to oil pollution incidents occurring within their boundaries, and some states have enacted legislation providing for unlimited liability for discharge of pollutants within their waters. In some cases, states, which have enacted their own legislation, have not yet issued implementing regulations defining shipowners' responsibilities under these laws.

CERCLA, which also applies to owners and operators of vessels, contains a similar liability regime and provides for cleanup, removal and natural resource damages for releases of "hazardous substances." Liability under CERCLA is limited to the greater of $300 per gross ton or $0.5 million for each release from vessels not carrying hazardous substances as cargo or residue, and $300 per gross ton or $5 million for each release from vessels carrying hazardous substances as cargo or residue. As with OPA 90, these limits of liability do not apply where the incident is caused by violation of applicable U.S. federal safety, construction or operating regulations, or by the responsible party's gross negligence or willful misconduct or if the responsible party fails or refuses to report the incident or to cooperate and assist in connection with the substance removal activities. OPA 90 and CERCLA each preserve the right to recover damages under existing law, including maritime tort law. We believe that we are in substantial compliance with OPA 90, CERCLA and all applicable state regulations in the ports where our vessels call.

OPA 90 requires owners and operators of vessels to establish and maintain with the U.S. Coast Guard evidence of financial responsibility sufficient to meet the limit of their potential strict liability under OPA 90/CERCLA. Under the regulations, evidence of financial responsibility may be demonstrated by insurance, surety bond, self-insurance or guaranty. Under OPA 90 regulations, an owner or operator of more than one vessel is required to demonstrate evidence of financial responsibility for the entire fleet in an amount equal only to the financial responsibility requirement of the vessel having the greatest maximum liability under OPA 90/CERCLA. Each of our vessel-owning joint ventures that has vessels trading in U.S. waters has applied for and obtained from the U.S. Coast Guard National Pollution Funds Center three-year certificates of financial responsibility, supported by guarantees that we purchased from an insurance based provider. We believe that we will be able to continue to obtain the requisite guarantees and that we will continue to be granted certificates of financial responsibility from the U.S. Coast Guard for each of our vessels that is required to have one.

In response to the BP Deepwater Horizon oil spill, the U.S. Congress has considered a number of bills that would potentially increase or even eliminate the limits of liability under OPA 90. Compliance with any new requirements of OPA 90 may substantially impact our cost of operations or require us to incur additional expenses to comply with any new regulatory initiatives or statutes. Additional legislation or regulation applicable to the operation of our vessels that may be implemented in the future could adversely affect our business and ability to make distributions to our unitholders.

Clean water act

The CWA prohibits the discharge of oil or hazardous substances in United States navigable waters unless authorized by a permit or exemption, and imposes strict liability in the form of penalties for unauthorized discharges. The CWA also imposes substantial liability for the costs of removal, remediation and damages and complements the remedies available under OPA and CERCLA. The United States Environmental Protection Agency ("EPA") has enacted rules governing the regulation of ballast water discharges and other discharges incidental to the normal operation of vessels within U.S. waters. Under the new rules, which took effect February 6, 2009, commercial vessels 79 feet in length or longer (other than commercial fishing vessels), or Regulated Vessels, are required to obtain a CWA permit regulating and authorizing such normal discharges. This permit, which the EPA has designated as the Vessel General Permit for Discharges Incidental to the Normal Operation of Vessels ("VGP") incorporates the current U.S. Coast Guard requirements for ballast water management as well as supplemental ballast water requirements, and includes limits applicable to 26 specific discharge streams, such as deck runoff, bilge water and gray water. For each discharge type, among other things, the VGP establishes effluent limits pertaining to the constituents found in the effluent, including best management practices ("BMPs") designed to decrease the amount of constituents entering the waste stream. Unlike land-based discharges, which are deemed acceptable by meeting certain EPA-imposed numerical effluent limits, each of the 26 VGP discharge limits is deemed to be met when a Regulated Vessel carries out the BMPs pertinent to that specific discharge stream. The VGP imposes additional requirements on certain Regulated Vessel types that emit discharges unique to those vessels. Administrative provisions, such as inspection, monitoring, recordkeeping and reporting requirements, are also included for all Regulated Vessels.

U.S. ballast water regulation

In the United States, two federal agencies regulate ballast water discharges, the EPA, through the VGP and the U.S. Coast Guard, through approved ballast water management systems ("BWMS"). On March 28, 2013, the EPA published a new VGP to replace the existing VGP when it expires in December 2013. The new VGP includes numeric effluent limits for ballast water expressed as the maximum concentration of living organisms in ballast water, as opposed to the current "Best Management Practices" requirements. The new VGP also imposes a variety of changes for non-ballast water discharges including more stringent BMPs for discharges of oil-to-sea interfaces in an effort to reduce the toxicity of oil leaked into U.S. waters. For certain existing vessels, the EPA has adopted a staggered implementation schedule to require vessels to meet the ballast water effluent limitations by the first drydocking after January 1, 2014 or January 1, 2016, depending on the vessel size. Several U.S. states have added specific requirements to the VGP and, in some cases, may require vessels to install ballast water treatment technology to meet biological performance standards. Vessels that are constructed after December 1, 2013 are subject to the ballast water numeric effluent limitations immediately upon the effective date of the new VGP.

Under our existing charter agreements, however, the costs associated with the modifications would be allocated to our charterers if required exclusively by U.S. law. Compliance with these regulations will entail additional costs and other measures that may be significant.

National aquatic invasive species act

The National Invasive Species Act ("NISA") was enacted in 1996 in response to growing reports of harmful organisms being released into U.S. ports through ballast water taken on by ships in foreign ports. NISA established a ballast water management program for ships entering U.S. waters. Under NISA, mid-ocean ballast water exchange is voluntary, except for ships heading to the Great Lakes, Hudson Bay, or vessels engaged in the foreign export of Alaskan North Slope crude oil. However, NISA's exporting and record-keeping requirements are mandatory for vessels bound for any port in the United States. Although ballast water exchange is the primary means of compliance with the act's guidelines, compliance can also be achieved through the retention of ballast water onboard the ship, or the use of environmentally sound alternative ballast water management methods approved by the U.S. Coast Guard. If the mid-ocean ballast exchange is made mandatory throughout the United States, or if water treatment requirements or options are instituted, the costs of compliance could increase for ocean carriers.

On March 23, 2012, the U.S. Coast Guard issued a final rule establishing standards for the allowable concentration of living organisms in ballast water discharged in U.S. waters and requiring the phase-in of Coast Guard approved BWMS. The rule went into effect on June 20, 2012 and adopts ballast water discharge standards for vessels calling on U.S. ports and intending to discharge ballast water equivalent to those set in IMO's BWM Convention. The final rule requires that ballast water discharge have no more than 10 living organisms per milliliter for organisms between 10 and 50 micrometers in size. For organisms larger than 50 micrometers, the discharge can have 10 living organisms per cubic meter of discharge. The Coast Guard will review the practicability of implementing a more stringent ballast water discharge standard and publish the results no later than January 1, 2016. The rule requires installation of Coast Guard approved BWMS by new vessels constructed on or after December 1, 2013 and existing vessels as of their first drydocking after January 1, 2016. If Coast Guard type approved technologies are not available by a vessel's compliance date, the vessel may request an extension to the deadline from the Coast Guard.

Clean air act

The CAA requires the EPA to promulgate standards applicable to emissions of volatile organic compounds and other air contaminants. The vessels in our portfolio are subject to vapor control and recovery requirements for certain cargoes when loading, unloading, ballasting, cleaning and conducting other operations in regulated port areas and emission standards for so called "Category 3" marine diesel engines operating in U.S. waters. The marine diesel engine emission standards are currently limited to new engines beginning with the 2004 model year. On April 30, 2010, the EPA promulgated final emission standards for Category 3 marine diesel engines equivalent to those adopted in the amendments to Annex VI to MARPOL. The emission standards apply in two stages: near-term standards for newly built engines will apply from 2011, and long-term standards requiring an 80% reduction in nitrogen dioxides will apply from 2016. Compliance with these standards may cause us to incur costs to install control equipment on our vessels in the future.

Other regulations

The European Union has also adopted legislation that would: (1) ban manifestly sub-standard vessels (defined as those over 15 years old that have been detained by port authorities at least twice in a six month period) from European waters and create an obligation of port states to inspect vessels posing a high risk to maritime safety or the marine environment; and (2) provide the European Union with greater authority and control over classification societies, including the ability to seek to suspend or revoke the authority of negligent societies.

The European Union has implemented regulations requiring vessels to use reduced sulfur content fuel for their main and auxiliary engines. The EU Directive 2005/EC/33 (amending Directive 1999/32/EC) introduced parallel requirements in the European Union to those in MARPOL Annex VI in respect of the sulfur content of marine fuels. In addition, it has introduced a 0.1% maximum sulfur requirement for fuel used by ships at berth in EU ports, effective January 1, 2010.

In 2005, the European Union adopted a directive on ship-source pollution, imposing criminal sanctions for intentional, reckless or negligent pollution discharges by ships. The directive could result in criminal liability for pollution from vessels in waters of European countries that adopt implementing legislation. Criminal liability for pollution may result in substantial penalties or fines and increased civil liability claims. We cannot predict what regulations, if any, may be adopted by the European Union or any other country or authority.

Regulation of greenhouse gas emissions

In February 2005, the Kyoto Protocol entered into force. Pursuant to the Kyoto Protocol, adopting countries are required to implement national programs to reduce emissions of greenhouse gases. In December 2009, more than 27 nations, including the United States and China, signed the Copenhagen Accord, which includes a non-binding commitment to reduce greenhouse gas emissions. The IMO is evaluating various mandatory market-based measures to reduce greenhouse gas emissions from international shipping, which may include market-based instruments or a carbon tax. The European Commission is currently considering possible European action to introduce monitoring, reporting and verification of greenhouse gas emissions from maritime transport as a first step towards measures to reduce these emissions.

As of January 1, 2013, all ships (including rigs and drillships) must comply with mandatory requirements adopted by MEPC in July 2011 relating to greenhouse gas emissions. The amendments to MARPOL Annex VI Regulations for the prevention of air pollution from ships add a new Chapter 4 to Annex VI on Regulations on energy efficiency requiring the Energy Efficiency Design Index (EEDI), for new ships, and the Ship Energy Efficiency Management Plan (SEEMP) for all ships. Other amendments to Annex VI add new definitions and requirements for survey and certification, including the format for the International Energy Efficiency Certificate. The regulations apply to all ships of 400 gross tonnage and above. These new rules will likely affect the operations of vessels that are registered in countries that are signatories to MARPOL Annex VI or vessels that call upon ports located within such countries. The implementation of the EEDI and SEEMP standards could cause us to incur additional compliance costs. The IMO is also considering the development of a market based mechanism for greenhouse gas emissions from ships, but it is impossible to predict the likelihood that such a standard might be adopted or its potential impact on our operations at this time.

In the United States, the EPA issued a final finding that greenhouse gases threaten public health and safety, and has promulgated regulations that regulate the emission of greenhouse gases, but not from ships. The EPA may decide in the future to regulate greenhouse gas emissions from ships. Other federal and state regulations relating to the control of greenhouse gas emissions may follow, including climate change initiatives that have recently been considered in the U.S. Congress. Any passage of climate control legislation or other regulatory initiatives by the IMO, the European Union, the United States, or other countries where we operate, or any treaty adopted at the international level, that restrict emissions of greenhouse gases could require us to make significant financial expenditures that we cannot predict with certainty at this time. In addition, even without such regulation, our business may be indirectly affected to the extent that climate change results in sea level changes or more intense weather events.

Vessel security regulations

Since the terrorist attacks of September 11, 2001, there have been a variety of initiatives intended to enhance vessel security. On November 25, 2002, the Maritime Transportation Act of 2002 ("MTSA") came into effect. To implement certain portions of the MTSA, in July 2003, the U.S. Coast Guard issued regulations requiring the implementation of certain security requirements aboard vessels operating in waters subject to the jurisdiction of the United States. Similarly, in December 2002, amendments to SOLAS created a new chapter of the convention dealing specifically with maritime security. The new chapter became effective in July 2004 and imposes various detailed security obligations on vessels and port authorities, most of which are contained in the ISPS Code. The ISPS Code is designed to protect ports and international shipping against terrorism. After July 1, 2004, to trade internationally, a vessel must attain an International Ship Security Certificate ("ISSC") from a recognized security organization approved by the vessel's flag state.

Among the various requirements are:

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on-board installation of automatic identification systems to provide a means for the automatic transmission of safety related information from among similarly equipped ships and shore stations, including information on a ship's identity, position, course, speed and navigational status;

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on-board installation of ship security alert systems, which do not sound on the vessel but only alerts the authorities on shore;

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the development of vessel security plans;

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ship identification number to be permanently marked on a vessel's hull;

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a continuous synopsis record kept onboard showing a vessel's history including, the name of the ship and of the state whose flag the ship is entitled to fly, the date on which the ship was registered with that state, the ship's identification number, the port at which the ship is registered and the name of the registered owner(s) and their registered address; and

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compliance with flag state security certification requirements.

The U.S. Coast Guard regulations, intended to align with international maritime security standards, exempt non-U.S. vessels from obtaining U.S. Coast Guard approved MTSA vessel security plans provided such vessels have on board an ISSC that attests to the vessel's compliance with SOLAS security requirements and the ISPS Code.

Our shipmanagers have developed Security Plans, appointed and trained Ship and Office Security Officers and each of the vessels in our portfolio complies with the requirements of the ISPS Code, SOLAS and the MTSA.

Since 2007 the increasing threat of acts of piracy, especially in the Indian Ocean and in West-Africa, has resulted in several initiatives which include the deployment of military assets under EU and NATO command, the setup of enhanced communication and reporting tools and the development of a set of best practices consisting of both procedural and technical reinforcements of vessels. Although these best practices have been developed by industrial bodies and the above mentioned military command and have no force of law, they do have a similar authority when considering the seaworthiness and insurance aspects of vessels trading in those regions. The implementation of these best practices in our flag state and their general implementation in other regions of the world could require us to make significant financial expenditures that we cannot predict with certainty at this time.

Safety requirements

The IMO has also adopted the International Convention for the Safety of Life at Sea, ("SOLAS Convention"), and the International Convention on Load Lines, 1966, ("LL Convention"), which impose a variety of standards to regulate design and operational features of ships. SOLAS Convention and LL Convention standards are revised periodically. Each vessel in our portfolio is in compliance with SOLAS Convention and LL Convention standards.

Chapter IX of SOLAS, the requirements contained in the ISM Code, promulgated by the IMO, also affects our operations. The ISM Code requires the party with operational control of a vessel to develop and maintain an extensive safety management system that includes, among other things, the adoption of a safety and environmental protection policy setting forth instructions and procedures for operating its vessels safely and describing procedures for responding to emergencies.

The ISM Code requires that vessel operators obtain a safety management certificate for each vessel they operate. This certificate evidences compliance by a vessel's management with code requirements for a safety management system. No vessel can obtain a certificate unless its manager has been awarded a Document of Compliance, issued by each flag state, under the ISM Code. Our shipmanager has obtained documents of compliance and safety management certificates for each vessel in our portfolio for which certificates are required by the IMO.

The International Labour Organization, or "ILO", is a specialized agency of the United Nations with headquarters in Geneva, Switzerland. The ILO has adopted the MLC 2006 to improve safety onboard merchant vessels. A Maritime Labor Certificate and a Declaration of Maritime Labor Compliance will be required to ensure compliance with the MLC 2006 for all ships above 500 gross tons in international trade. On August 20, 2012, the required number of countries ratified the MCL 2006 and it came into force on August 20, 2013. All procedures required to ensure full compliance with its requirements were implemented in a timely manner. The vessels are currently undergoing certification audits, which must be completed by August 20, 2014.

Other regulation

The vessels in our portfolio may also become subject to the 2010 HNS Convention, if it is entered into force. The Convention creates a regime of liability and compensation for damage from hazardous and noxious substances ("HNS"), including liquefied gases. The 2010 HNS Convention sets up a two-tier system of compensation composed of compulsory insurance taken out by ship owners and an HNS Fund which comes into play when the insurance is insufficient to satisfy a claim or does not cover the incident. Under the 2010 HNS Convention, if damage is caused by bulk HNS, claims for compensation will first be sought from the shipowner up to a maximum of 100 million Special Drawing Rights ("SDR"). If the damage is caused by packaged HNS or by both bulk and packaged HNS, the maximum liability is 115 million SDR. Once the limit is reached, compensation will be paid from the HNS Fund up to a maximum of 250 million SDR. The 2010 HNS Convention has not been ratified by a sufficient number of countries to enter into force, and we cannot estimate the costs that may be needed to comply with any such requirements that may be adopted with any certainty at this time.

Inspection by classification societies

As mentioned earlier, every large, commercial seagoing vessel must be "classed" by a classification society. A classification society certifies that a vessel is "in class," signifying that the vessel has been built and maintained in accordance with the rules of the vessel's country of registry and the international conventions of which that country is a member. In addition, where surveys are required by international conventions and corresponding laws and ordinances of a flag state, the classification society will undertake them on application or by official order, acting on behalf of the authorities concerned.

Our LNGRVs are "classed" as vessels and have obtained the additional class notation REGAS-2 signifying that the regasification installations are designed and approved for continuous operation. The reference to "vessels" in the following, also apply to our LNGRVs. For maintenance of the class certificate, regular and special surveys of hull, machinery, including the electrical plant and any special equipment classed, are required to be performed by the classification society, to ensure continuing compliance. Vessels are drydocked at least once during a five-year class cycle for inspection of the underwater parts and for repairs related to inspections. If any defects are found, the classification surveyor will issue a "recommendation" which must be rectified by the shipowner within prescribed time limits. The classification society also undertakes on request of the flag state other surveys and checks that are required by the regulations and requirements of that flag state. These surveys are subject to agreements made in each individual case and/or to the regulations of the country concerned.

Most insurance underwriters make it a condition for insurance coverage that a vessel be certified as "in class" by a classification society, which is a member of the International Association of Classification Societies. Each of our vessels is certified by Bureau Veritas. All of our vessels have been awarded ISM certification and are currently "in class."

In-house inspections

Exmar Shipmanagement, our shipmanager, carries out inspections of the vessels on a regular basis; both at sea and while the vessels are in port, while we carry out inspection and audits to verify conformity with manager's reports. The results of these inspections, which are conducted both in port and underway, result in a report containing recommendations for improvements to the overall condition of the vessel, maintenance, safety and crew welfare. Based in part on these evaluations, we create and implement a program of continual maintenance for our vessels and their systems.

Properties

Other than our interests in our joint ventures which own the four LNGRVs and one LNG carrier in our portfolio, we do not own any material property.

Legal proceedings

From time to time we have been, and expect to continue to be, subject to claims and legal proceedings in the ordinary course of our business, principally personal injury and property casualty claims. These claims, even if lacking merit, could result in the expenditure of significant financial and managerial resources. We are not aware of any legal proceedings or claims that we believe will have, individually or in the aggregate, a material adverse effect on us.

Employees

We do not have any employees and rely on the executive officers and other key employees of EXMAR and its subsidiaries who perform services for us pursuant to the management and administrative services agreement. Exmar Shipmanagement also provides crewing and technical management services to the vessels in our portfolio pursuant to management agreements, and EXMAR and its subsidiaries provide management and administrative services to the Exmar-Excelerate joint ventures pursuant to services agreements. EXMAR and its subsidiaries also provide accounting and corporate administration services to the Exmar-Teekay joint ventures pursuant to the applicable joint venture agreements. Please read "Management—Executive Officers."

Taxation of the partnership

United States taxation

The following is a discussion of the material U.S. federal income tax considerations applicable to us and is the opinion of Vinson & Elkins L.L.P., our U.S. counsel, insofar as it contains legal conclusions based upon the application of U.S. federal income tax law to our particular factual circumstances. The opinion of our counsel is dependent on the accuracy of factual representations made by us to them, including descriptions of our operations contained herein. This discussion is based upon provisions of the Code as in effect on the date of this prospectus, existing final and temporary regulations thereunder ("Treasury Regulations"), and current administrative rulings and court decisions, all of which are subject to change, possibly with retroactive effect. Changes in these authorities may cause the tax consequences to vary substantially from the consequences described below. Statements contained herein that "we believe," "we expect" or similar phrases are not legal conclusions or opinions of counsel. The following discussion does not purport to be a comprehensive description of all of the U.S. federal income tax considerations applicable to us.

Election to be treated as a corporation.    We have elected to be treated as a corporation for U.S. federal income tax purposes. As such, we will be subject to U.S. federal income tax to the extent we earn income from U.S. sources or income that is treated as effectively connected with the conduct of a trade or business in the United States, unless such income is exempt from tax under Section 883 of the Code as discussed below.

Taxation of operating income.    We expect that substantially all of our gross income will be attributable to the transportation, regasification, liquefaction or storage of LNG. Gross income generated from regasification, liquefaction or storage of LNG outside of the United States generally will not be subject to U.S. federal income tax, and gross income generated from such activities in the United States generally will be subject to U.S. federal income tax. Gross income that is attributable to transportation that either begins or ends, but that does not both begin and end, in the United States ("U.S. Source International Transportation Income") will be considered to be 50.0% derived from sources within the United States and may be subject to U.S. federal income tax as described below. Gross income attributable to transportation that both begins and ends in the United States ("U.S. Source Domestic Transportation Income") will be considered to be 100.0% derived from sources within the United States and generally will be subject to U.S. federal income tax. Gross income attributable to transportation exclusively between non-U.S. destinations will be considered to be 100.0% derived from sources outside the United States and generally will not be subject to U.S. federal income tax.

We are not permitted by law to engage in transportation that gives rise to U.S. Source Domestic Transportation Income and we do not anticipate providing any regasification, liquefaction or storage services in the United States. However, certain of our activities give rise to U.S. Source International Transportation Income, and future expansion of our operations could result in an increase in the amount of U.S. Source International Transportation Income, all of which could be subject to U.S. federal income taxation unless an exemption from U.S. taxation applies under Section 883 of the Code (the "Section 883 Exemption").

The Section 883 Exemption.    In general, the Section 883 Exemption provides that if a non-U.S. corporation satisfies the requirements of Section 883 of the Code and the Treasury Regulations thereunder (the "Section 883 Regulations"), it will not be subject to the net basis and branch taxes or the 4.0% gross basis tax described below on its U.S. Source International Transportation Income. The Section 883 Exemption applies only to U.S. Source International Transportation Income and does not apply to U.S. Source Domestic Transportation Income. As discussed below, we believe that the Section 883 Exemption will apply following the consummation of the offering to U.S. Source International Transportation Income earned by the Exmar-Teekay joint ventures and we expect that such income will not be subject to U.S. federal income tax. We do not expect that the Section 883 Exemption will apply to U.S. Source International Transportation income earned by the Exmar-Excelerate joint ventures and therefore we expect such income would be subject to the 4.0% gross basis tax.

We will qualify for the Section 883 Exemption if, among other things, we meet the following three requirements:

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we are organized in a jurisdiction outside the United States that grants an equivalent exemption from tax to corporations organized in the United States with respect to the types of U.S. Source International Transportation Income that we earn (an "Equivalent Exemption");

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we satisfy the Publicly Traded Test (as described below) or the Qualified Shareholder Stock Ownership Test (as described below); and

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we meet certain substantiation, reporting and other requirements.

In order for a non-U.S. corporation to meet the Publicly Traded Test, its equity interests must be "primarily traded" and "regularly traded" on an established securities market either in the United States or in a jurisdiction outside the United States that grants an Equivalent Exemption. The Section 883 Regulations provide, in pertinent part, that equity interests in a non-U.S. corporation will be considered to be "primarily traded" on an established securities market in a given country if, with respect to the class or classes of equity relied upon to meet the "regularly traded" requirement described below, the number of units of each such class that are traded during any taxable year on all established securities markets in that country exceeds the number of units in such class that are traded during that year on established securities markets in any other single country.

Equity interests in a non-U.S. corporation will be considered to be "regularly traded" on an established securities market under the Section 883 Regulations if one or more classes of such equity interests that, in the aggregate, represent more than 50.0% of the combined vote and value of all outstanding equity interests in the non-U.S. corporation satisfy certain listing and trading volume requirements. These listing and trading volume requirements will be satisfied with respect to a class of equity interests if trades in such class are effected, other than in de minimis quantities, on an established securities market on at least 60 days during the taxable year and the aggregate number of units in such class that are traded on such established securities market during the taxable year is at least 10.0% of the average number of units outstanding in that class during the taxable year (with special rules for short taxable years). In addition, a class of equity interests will be considered to satisfy these listing and trading volume requirement if the equity interests in such class are traded during the taxable year on an established securities market in the United States and are "regularly quoted by dealers making a market" in such class (within the meaning of the Section 883 Regulations).

Even if a class of equity satisfies the foregoing requirements, and thus generally would be treated as "regularly traded" on an established securities market, an exception may apply to cause the class to fail the regularly traded test if, for more than half of the number of days during the taxable year, one or more 5.0% unitholders (i.e., unitholders owning, actually or constructively, at least 5.0% of the vote and value of that class) own in the aggregate 50.0% or more of the vote and value of the class (which we refer to as the Closely Held Block Exception). The Closely Held Block Exception does not apply, however, in the event the corporation can establish that a sufficient proportion of such 5.0% unitholders are Qualified Shareholders (as defined below) so as to preclude other persons who are 5.0% unitholders from owning 50.0% or more of the value of that class for more than half the days during the taxable year.

As set forth above, as an alternative to satisfying the Publicly Traded Test, a non-U.S. corporation may qualify for the Section 883 Exemption by satisfying the Qualified Shareholder Stock Ownership Test. A corporation generally will satisfy the Qualified Shareholder Stock Ownership Test if more than 50.0% of the value of its outstanding equity interests is owned, or treated as owned after applying certain attribution rules, for at least half of the number of days in the taxable year by:

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individual residents of jurisdictions that grant an Equivalent Exemption;

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non-U.S. corporations organized in jurisdictions that grant an Equivalent Exemption and that meet the Publicly Traded Test; or

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certain other qualified persons described in the Section 883 Regulations (which we refer to collectively as Qualified Shareholders).

We expect that we and the Exmar-Teekay joint ventures will initially satisfy all of the requirements for the Section 883 Exemption. First, we are organized under the laws of the Republic of the Marshall Islands. The U.S. Treasury Department has recognized the Republic of the Marshall Islands as a jurisdiction that grants an Equivalent Exemption with respect to the type of U.S. Source International Transportation Income we are expected to earn. Consequently, our U.S. Source International Transportation Income (including for this purpose, any such income earned by the Exmar-Teekay joint ventures) should be exempt from U.S. federal income taxation provided we meet either the Publicly Traded Test or the Qualified Shareholder Stock Ownership Test and we satisfy certain substantiation, reporting and other requirements.

It is the opinion of our U.S. counsel that our common units should initially represent more than 50.0% of the total combined voting power of all classes of our equity interests entitled to vote and that our equity interests should be considered to be "regularly traded" on an established securities market, assuming we meet certain factual requirements, namely that our common units represent more than 50.0% of the total value of all of our outstanding equity interests, we satisfy the listing and trading volume requirements described previously and our common units do not lose eligibility for the Section 883 Exemption as a result of the Closely Held Block Exception as described below.

Our common units will be traded only on the NYSE, which is considered to be an established securities market. Based upon our analysis of our expected future cash flow and distributions on our outstanding equity interests, we have represented to our U.S. counsel that our common units represent more than 50.0% of the total value of all of our outstanding equity interests. Assuming the accuracy of this representation, our U.S. counsel is of the opinion that our equity interests should be "primarily traded" on an established securities market for purposes of the Publicly Traded Test.

In addition, we expect that we will satisfy the listing and trading volume requirements described previously for the year of the offering and future taxable years. Further, our partnership agreement provides that any person or group that beneficially owns more than 4.9% of any class of our units then outstanding generally will be treated as owning only 4.9% of such units for purposes of voting for directors. There can be no assurance that this limitation will be effective to eliminate the possibility that we will have any 5.0% unitholders for purposes of the Closely Held Block Exception, and our U.S. counsel has not rendered an opinion with respect to this limitation. Nevertheless, we expect that our common units will not lose eligibility for the Section 883 Exemption as a result of the Closely Held Block Exception based upon the expected ownership of our common units following the offering. Thus, although the matter is not free from doubt and is based upon our belief and expectations regarding our satisfaction of the factual requirements described above as well as the legal opinion of our counsel described above, we believe that we will satisfy the Publicly Traded Test for the present taxable year and we expect that we will satisfy the Publicly Traded Test for taxable years after the offering.

Our U.S. counsel's legal conclusions are based upon legal authorities that do not expressly contemplate an organizational structure such as ours. In particular, although we have elected to be treated as a corporation for U.S. federal income tax purposes, we are organized as a limited partnership under Marshall Islands law. Accordingly, it is possible that the IRS would assert that our common units do not meet the "regularly traded" test. In addition, as described previously, our ability to satisfy the Publicly Traded Test depends upon factual matters that are subject to change. Should any of the factual requirements described above fail to be satisfied, we may not be able to satisfy the Publicly Traded Test. Furthermore, our board of directors could determine that it is in our best interests to take an action that would result in our not being able to satisfy the Publicly Traded Test in the future. Please see "—The Net Basis Tax and Branch Profits Tax" and "—The 4.0% Gross Basis Tax" below for a discussion of the consequences in the event we do not satisfy the Publicly Traded Test or otherwise fail to qualify for the Section 883 Exemption.

Even if we were not able to satisfy the Publicly Traded Test for a taxable year, we may be able to satisfy the Qualified Shareholder Stock Ownership Test for that year provided EXMAR owns more than 50.0% of the value of our outstanding equity interests for more than half of the days in such year, EXMAR itself met the Publicly Traded Test for such year and EXMAR provided us with certain information that we need in order to claim the benefits of the Qualified Shareholder Stock Ownership Test. Based on representations made by EXMAR with respect to its present capital structure and the ownership and trading volumes of its common shares, we believe EXMAR presently meets the Publicly Traded Test, and EXMAR has agreed to provide the information described above. However, there can be no assurance that EXMAR will continue to meet the Publicly Traded Test or be able to provide the information we need to claim the benefits of the Section 883 Exemption under the Qualified Shareholder Ownership Test. Further, the relative values of our equity interests are uncertain and subject to change, and as a result EXMAR may not own more than 50.0% of the value of our outstanding equity interests for any future year. Consequently, there can be no assurance that we would meet the Qualified Shareholder Stock Ownership Test based upon the ownership by EXMAR of an indirect ownership interest in us.

We do not believe that the Exmar-Excelerate joint ventures will satisfy the Publicly Traded Test or the Stock Ownership Test and therefore we believe that U.S. Source International Transportation Income earned by the Exmar-Excelerate joint ventures would not be exempt from U.S. federal income taxation.

The net basis tax and branch profits tax.    If we earn U.S. Source International Transportation Income (including for this purpose income earned by the Exmar-Teekay joint ventures) and the Section 883 Exemption does not apply, or if the Exmar-Excelerate joint ventures earn U.S. Source International Transportation Income, the U.S. source portion of such income may be treated as effectively connected with the conduct of a trade or business in the United States ("Effectively Connected Income") if we or an Exmar-Excelerate joint venture have a fixed place of business in the United States involved in the earning of U.S. Source International Transportation Income and substantially all of our or its U.S. Source International Transportation Income is attributable to regularly scheduled transportation or, in the case of bareboat charter income, is attributable to a fixed place of business in the United States. In addition, if we or an Exmar-Excelerate joint venture earn income from regasification, liquefaction or storage of LNG within the territorial seas of the United States, such income may be treated as Effectively Connected Income. Based on our current operations, none of our potential U.S. Source International Transportation Income (including for this purpose such income earned by our joint ventures) is attributable to regularly scheduled transportation or is received pursuant to bareboat charters, and none of our (or their) regasification or storage activities occur within the territorial seas of the United States. As a result, we do not anticipate that any of our U.S. Source International Transportation Income or income earned from regasification, liquefaction or storage will be treated as Effectively Connected Income. However, there is no assurance that we will not earn income pursuant to regularly scheduled transportation or bareboat charters attributable to a fixed place of business in the United States (or earn income from regasification, liquefaction or storage activities within the territorial seas of the United States) in the future, which would result in such income being treated as Effectively Connected Income.

Any income we earn (including for this purpose such income earned by our joint ventures) that is treated as Effectively Connected Income, net of applicable deductions, would be subject to U.S. federal corporate income tax (imposed at rates of up to 35.0%). In addition, a 30.0% branch profits tax could be imposed on any income we earn that is treated as Effectively Connected Income, as determined after allowance for certain adjustments, and on certain interest paid or deemed paid by us in connection with the conduct of our U.S. trade or business.

On the sale of a floating LNG infrastructure asset that has produced Effectively Connected Income, we could be subject to the net basis U.S. federal corporate income tax as well as branch profits tax with respect to the gain recognized up to the amount of certain prior deductions for depreciation that reduced Effectively Connected Income. Otherwise, we would not be subject to U.S. federal income tax with respect to gain realized on the sale of a floating LNG infrastructure asset, provided the sale is considered to occur outside of the United States under U.S. federal income tax principles. In general, the sale of an LNG infrastructure asset will be considered to occur outside of the United States for this purpose if title to the floating LNG infrastructure asset, and risk of loss with respect to the floating LNG infrastructure asset, pass to the buyer outside the United States. It is expected that any sale of a floating LNG infrastructure asset by us will be considered to occur outside of the United States.

The 4.0% gross basis tax.    If the Section 883 Exemption does not apply and the net basis tax does not apply, we or the Exmar-Excelerate joint ventures would be subject to a 4.0% U.S. federal income tax on the U.S. source portion of our or their gross U.S. Source International Transportation Income, without benefit of deductions. Under the sourcing rules described above under "—Taxation of Operating Income," 50.0% of any U.S. Source International Transportation Income would be treated as being derived from U.S. sources.

Marshall Islands taxation

Based on the opinion of Watson, Farley & Williams LLP, our counsel as to matters of the law of the Republic of the Marshall Islands, because we, our operating subsidiary and our controlled affiliates do not, and do not expect to conduct business or operations in the Republic of the Marshall Islands, neither we nor our controlled affiliates will be subject to income, capital gains, profits or other taxation under current Marshall Islands law. As a result, distributions by our operating subsidiaries and our controlled affiliates to us will not be subject to Marshall Islands taxation.

Belgium taxation

The following discussion is based upon the opinion of Stibbe SCRL, our adviser as to taxation matters under the laws of Belgium that may be relevant to us and our subsidiaries and joint ventures.

Belgian corporate income tax regime

Companies and profit-making organizations, organized as a legal entity and having their registered office, main business center or seat of effective management in Belgium, are in principle subject to Belgian corporate income tax.

Belgian resident companies are subject to tax on their worldwide profits. However, profits derived from a foreign branch are, under certain conditions, exempt from Belgian corporate income tax if the branch is established in a country that has concluded a tax treaty with Belgium.

Foreign companies and profit-making organizations carrying out business activities in Belgium through a permanent establishment are subject to non-resident corporate income tax on their Belgian profits.

Both resident companies and Belgian branches of non-resident companies are, in principle, subject to a 33.99% corporate income tax rate.

Tonnage tax regime

Two of our vessel-owning joint ventures, Excelsior BVBA and Excelerate NV, are currently taxed under the Belgian tonnage tax regime. Pursuant to this regime, these vessel-owning joint ventures will be subject to Belgian corporate income tax on a lump-sum basis based upon the net tonnage of the vessels engaged in international maritime transportation rather than the income generated from operating the vessels. The tonnage tax does not apply, however, to income earned by vessels from stationary regasification activities, which is subject to Belgian net income tax at a 33.99% rate.

The tonnage tax regime provides for a lump sum determination of the taxable base. The lump sum taxable base is taxed at the normal corporate income tax rate of 33.99%.

Vessel-owning joint ventures not applying the tonnage tax regime, will be subject to the normal corporate income tax regime.

Investment deduction

Two of our Belgian joint ventures, Explorer NV and Express NV, have applied to be taxed under the tonnage tax regime effective in 2015, and hence are presently subject to the Belgian corporate income tax regime. In the past, Explorer NV and Express NV claimed an investment deduction of 30% of the purchase price of the purchased vessel. Belgian companies and Belgian branches of foreign companies can benefit from an investment deduction of 30% of the purchase price of seagoing vessels if the following conditions are met:

•
The companies exclusively carry out ocean shipping activities:

  •
  the exploitation of a sea-going vessel, flying an EU flag, for the transport of goods or persons (i) on international maritime routes or (ii) on routes to and from installations at sea for exploration/exploitation of natural resources, and profits from activities directly linked with these operations;

  •
  the exploitation of a sea-going vessel, flying a Belgian flag, for the transport on high seas of dredged/extracted material(s) which originate from the exploration or exploitation of natural resources at sea, if the activities of that vessel during the taxable period consist, for more than 50% of the length of the time that activity was exercised during the concerned taxable period, of the transport of those extracted/dredged material(s) on high seas;

  •
  the exploitation of a sea-going vessel, flying a Belgian flag, if the activities of that vessel during the taxable period consist, for more than 50% of the length of the time that activity was exercised during the concerned taxable period, of towage on the high seas which could be regarded as sea transport; and

•
The seagoing vessels are obtained in new condition or second-hand but are owned for the first time by a Belgian taxpayer.

The investment deduction can be carried forward in case of insufficient profits in a taxable period. The investment deduction carried forward cannot be offset during the period that Explorer NV and Express NV are subject to the Belgian tonnage tax regime. The carried forward investment deduction can only be offset when Explorer NV and Express NV are no longer subject to the Belgian tonnage tax regime. Explorer NV and Express NV have had insufficient taxable profits to benefit from the investment deduction and therefore have carried forward the unused investment deduction.

We have represented to our Belgian tax adviser that Explorer NV and Express NV fulfilled all the required conditions to benefit from the investment deduction. It could be questioned whether the investment deduction would be lost should Explorer NV or Express NV no longer fulfill the conditions at the moment of future use of the investment deduction carried forward. This question results from the lack of explicit confirmation in the legal provisions that such investment deduction carry forwards may effectively be used if the taxpayer does not meet the conditions pertaining to the deduction at the time the deduction is claimed in the tax return. The said legal provisions, however, do not contain any statements to the contrary, and accordingly, the general principle that Belgian tax law must be interpreted strictly applies. As a result and assuming that indeed all required conditions were fulfilled at the time that the right to the investment deduction vested, Stibbe SCRL has assessed the risk as remote that the investment deduction will be lost in case Explorer NV or Express NV would no longer fulfill the conditions at the moment of future use of the investment deduction carried forward.

Withholding tax on dividends paid by our Belgian joint ventures

Under Belgian law, dividends to non-Belgian resident persons are subject to withholding tax at a 25% rate. Under the Agreement Between The Hong Kong Special Administrative Region Of The People's Republic Of China And The Kingdom Of Belgium For The Avoidance Of Double Taxation And The Prevention Of Fiscal Evasion With Respect To Taxes On Income And On Capital (hereafter the "Hong Kong-Belgium Tax Treaty"), special rules will apply to dividends paid by Explorer NV, Express NV, Excelerate NV and Excelsior BVBA, which are Belgian tax residents, to our Operating Company provided, among other conditions, that our Operating Company is considered to be centrally managed and controlled from Hong Kong. Our Operating Company intends to conduct its business in a manner such that it will have its central management and control in Hong Kong. Please read "—Hong Kong Taxation." Under the Hong Kong-Belgium Tax Treaty, dividends paid by the Belgian joint ventures to our Operating Company will be subject to a 5% withholding tax until our Operating Company has held at least a 10% interest in the joint venture for an uninterrupted 12-month period. We expect that the 5% withholding rate will not apply to dividends paid by the joint ventures 12 months after transferring Exmar's interests in the joint ventures to our Operating Company (since the interests in the joint ventures held by our Operating Company will continue to represent at least 25% of their share capital). Thereafter, dividends will be exempt from Belgian withholding tax under the Hong Kong-Belgium Tax Treaty. A domestic exemption from Belgian withholding tax could also apply, provided that all the conditions of article 106(5) of the Royal Decree implementing the Belgian Income Tax Code are met.

Hong Kong taxation

The following discussion is based upon the opinion of Deacons, our adviser as to taxation matters under the laws of Hong Kong that may be relevant to us and our subsidiaries and joint ventures.

Generally, the Inland Revenue Ordinance of Hong Kong imposes tax on business profits. An exposure to Hong Kong profits tax should only arise if we are treated as carrying on a trade, profession or business in Hong Kong either on our own account or through another person on our behalf (e.g. our general partner). If we are treated as carrying on a trade, profession or business in Hong Kong, a liability to profits tax, the rate of which is currently 16.5%, should only exist in respect of profits which arise in or are derived from Hong Kong from that trade, profession or business and which are not capital in nature. Gains which are capital in nature are not subject to Hong Kong profits tax. Whether profits are regarded as being capital in nature or not is a question of fact.

Dividend income received by us from our Operating Company and by our Operating Company from the joint ventures should not be subject to profits tax in Hong Kong. Further, Hong Kong does not impose withholding tax on dividend and interest payments. In addition, there is no goods and services tax and value added tax in Hong Kong.

Under the Hong Kong-Belgium Tax Treaty, a Hong Kong tax resident is defined to include a Hong Kong-incorporated company and a company incorporated/formed outside of Hong Kong having its "central management and control" in Hong Kong. Notwithstanding that we are formed in the Marshall Islands, we intend that we and our Operating Company will be centrally managed and controlled in Hong Kong. Our Hong Kong tax adviser has advised us regarding certain measures we should adopt to limit the risk that our business may not be treated as centrally managed from or controlled in Hong Kong. Based in part on the representation letter provided by us to Deacons and Stibbe SCRL, they have concluded that, provided we adopt these measures and otherwise conduct our affairs in a manner consistent with our Hong Kong tax adviser's advice, which we intend to do, our business and the business of our Operating Company should be treated as having its central management and control in Hong Kong for taxation purposes. We therefore expect that we and our Operating Company should be considered as tax residents of Hong Kong.

Management

Management of Exmar Energy Partners LP

Our partnership agreement provides that our general partner will irrevocably delegate to our board of directors the authority to oversee and direct our operations, management and policies, and such delegation will be binding on any successor general partner of the partnership. Our general partner, Exmar General Partner Ltd., is wholly owned by EXMAR. Our executive officers, all of whom are employed by EXMAR and its subsidiaries, will manage our day-to-day activities consistent with the policies and procedures adopted by our board of directors. All of our current executive officers and                           of our current directors also are executive officers and/or directors of EXMAR.

Our current board of directors consists of                           members appointed by our general partner, Nicolas Saverys,                           , and                           . Our board has determined that                            satisfies the independence standards established by the NYSE as applicable to us. After the completion of this offering, but prior to our first annual meeting of unitholders in 2015, our general partner expects to appoint                           additional directors to serve on our board. Following our first annual meeting of unitholders, our board will consist of five members, three of whom will be appointed by our general partner in its sole discretion and two of whom will be elected by our common unitholders. At least three of the elected directors will meet the independence standards established by the NYSE. Directors appointed by our general partner will serve as directors for terms determined by our general partner. Directors elected by our common unitholders are divided into three classes serving staggered three-year terms. Three of the five directors appointed by our general partner will serve until our annual meeting in 2015, at which time they will be replaced by three directors elected by our common unitholders. One of the three directors elected by our common unitholders will be designated as the Class I elected director and will serve until our annual meeting of unitholders in 2016, a second will be designated as the Class II elected director and will serve until our annual meeting of unitholders in 2017, and the third director will be designated as our Class III elected director and will serve until our annual meeting of unitholders in 2018. At each subsequent annual meeting of unitholders, directors will be elected to succeed the class of directors whose terms have expired by a plurality of the votes of the common unitholders. Directors elected by our common unitholders will be nominated by the board of directors or by any limited partner or group of limited partners that holds at least 10% of the outstanding common units.

Each outstanding common unit is entitled to one vote on matters subject to a vote of common unitholders. However, to preserve our ability to be exempt from U.S. federal income tax under Section 883 of the Code, if at any time, any person or group owns beneficially more than 4.9% or more of any class of units then outstanding, any such units owned by that person or group in excess of 4.9% may not be voted (except for purposes of nominating a person for election to our board). The voting rights of any such unitholders in excess of 4.9% will effectively be redistributed pro rata among the other common unitholders holding less than 4.9% of the voting power of such class of units. Our general partner, its affiliates and persons who acquired common units with the prior approval of our board of directors will not be subject to this 4.9% limitation except with respect to voting their common units in the election of the elected directors. For more information, please read "The Partnership Agreement—Voting Rights."

Because we qualify as a foreign private issuer under SEC rules, we are permitted to follow the corporate governance practices of the Marshall Islands (the jurisdiction in which we are organized) in lieu of certain NYSE corporate governance requirements that would otherwise be applicable to us. NYSE rules do not require a listed company that is a foreign private issuer to have a board of directors that is comprised of a majority of independent directors. Under Marshall Islands law, we are not required to have a board of directors comprised of a majority of directors meeting the independence standards described in NYSE rules. In addition, NYSE rules do not require limited partnerships like us to have boards of directors comprised of a majority of independent directors. Accordingly, immediately following this offering, our board of directors will not be comprised of a majority of independent directors.

We will have an audit committee that will, among other things, review our external financial reporting, engage our external auditors and oversee our internal audit activities and procedures and the adequacy of our internal accounting controls. Our audit committee will initially be comprised of                           directors. Our board has determined that                           satisfies the independence standards established by the NYSE.                           qualifies as an "audit committee expert" for purposes of SEC rules and regulations. In accordance with NYSE and SEC phase-in provisions for companies listing in connection with initial public offerings, we expect to appoint an additional director meeting applicable audit committee independence standards to serve as the third member of our audit committee within one year after the effective date of the registration statement of which this prospectus forms a part.

We will also have a conflicts committee ultimately comprised of at least two members of our board of directors. The conflicts committee will be available at the board's discretion to review specific matters that the board believes may involve conflicts of interest. The conflicts committee will determine if the resolution of the conflict of interest is fair and reasonable to us. The members of the conflicts committee may not be officers or employees of us or directors, officers or employees of our general partner or its affiliates, and must meet the independence standards established by the NYSE to serve on an audit committee of a board of directors and certain other requirements. Any matters approved by the conflicts committee will be conclusively deemed to be fair and reasonable to us, approved by all of our partners, and not a breach by our directors, our general partner or its affiliates of any duties any of them may owe us or our unitholders. Our initial conflicts committee will be comprised of                                         and one or more additional directors who will be appointed after the closing of this offering. For additional information about the conflicts committee, please read "Conflicts of Interest and Fiduciary Duties—Conflicts of Interest."

NYSE rules do not require foreign private issuers like us to establish a compensation committee or a nominating/corporate governance committee. Similarly, under Marshall Islands law, we are not required to have a compensation committee or a nominating/corporate governance committee. In addition, NYSE rules do not require limited partnerships like us to have a compensation committee or a nominating/corporate governance committee. Accordingly, we will not have a compensation committee or a nominating/corporate governance committee.

Employees of EXMAR and its subsidiaries, including those employees who will act as our executive officers, provide services to us pursuant to the management and administrative services agreement. Please read "Certain Relationships and Related Party Transactions—Agreements Governing the Transactions—Management and Administrative Services Agreement."

Our officers and the other individuals providing services to us or our subsidiaries may face a conflict regarding the allocation of their time between our business and the other business interests of EXMAR. Initially, we estimate that Mr. de Potter will devote approximately one-eighth of his time and Mr. Ryelandt will devote approximately one half of his time to the management of our business. However, the amount of time our officers will allocate between our business and the business of EXMAR will vary from time to time depending on various circumstances and the needs of the businesses, such as the level of strategic activities of the businesses. The amount of time our officers will allocate between our business and the business of EXMAR will vary from time to time depending on various circumstances and needs of the businesses, such as the level of strategic activities of the businesses. Our officers intend to devote as much time to the management of our business and affairs as is necessary for the proper conduct of our business and affairs.

Directors

The following provides information about each of our directors. The business address for these individuals is De Gerlachekaai 20, 2000 Antwerp, Belgium.

Name	Age	Position

Nicolas Saverys	56	Chairman of the Board of Directors

Nicolas Saverys has served on our board of directors since his appointment in                                         , 2014. Mr. Saverys has served as Chairman of the Executive Committee, Chief Executive Officer and Managing Director of Exmar NV since 2003. Mr. Saverys currently serves as Chairman of the Flemish Ports Association and the Benelux Committee of Bureau Veritas, director of NileDutch and Bexco. Mr. Saverys also serves as a director of the Antwerp Management School. Mr. Saverys graduated with a degree in Applied Economic Sciences from the University of Ghent in 1980.

Executive officers

We do not have any employees and rely on the executive officers and other key employees of EXMAR and its subsidiaries who perform services for us pursuant to the management and administrative services agreement. The following provides information about each of the executive officers of EXMAR and its subsidiaries who will perform executive officer services for us and who are not also members of our board of directors. The business address for our executive officers is Room 3206, 32nd Floor, Lippo Center, Tower Two, No 89 Queensway, Hong Kong.

Name	Age	Position

Miguel de Potter	34	Chief Executive Officer
Didier Ryelandt	42	Chief Financial Officer

Miguel de Potter joined the Exmar Group in 2007 in the Houston office as a business developer. Mr. de Potter has served as Chief Financial Officer and Member of the Executive Committee of Exmar NV since July 2011. Mr. de Potter started his career in the Investment Banking division of Citigroup in London. Currently, Mr. de Potter holds directorships in various Exmar Group companies. Mr. de Potter is a director of each of our vessel-owning joint ventures. In addition, Mr. de Potter serves on the boards of various Exmar Group companies including, among others, Exmar Marine NV and Exmar Offshore NV. He received a Master degree in Financial Management from the Vlerick Leuven-Ghent Management School and a Master degree in Law from the University of Louvain.

Didier Ryelandt joined the Exmar Group in August 2006 as Deputy Chief Financial Officer. Mr. Ryelandt served as Chief Financial Officer of Exmar NV from January 2009 to July 2011. Mr. Ryelandt has served as Member of the Executive Committee since December 2007 and Executive Vice President Offshore of Exmar NV since July 2011. Mr. Ryelandt started his career in 1996 at Bank Brussels Lambert (ING Group) in Mergers & Acquisitions and Equity & Mezzanine Finance. He then joined the Suez Energy International Group in 1999 as Manager of Project Advisory and Financial Advisor in Brussels before being transferred to Houston. In 2003, he became Director of Finance and in 2005 Vice-President, Finance & Treasury for Suez

Energy North America. Mr. Ryelandt holds a Master degree in Business Engineering from the Universite Catholique de Louvain.

Reimbursement of expenses of our general partner

Our general partner will not receive compensation from us for any services it provides on our behalf, although it will be entitled to reimbursement for expenses incurred on our behalf. In addition, we will reimburse EXMAR and its subsidiaries for expenses incurred pursuant to the management and administrative services agreement. Our joint ventures will pay EXMAR and its subsidiaries a monthly fee for the provision of services pursuant to services agreements, in the case of the Exmar-Excelerate joint ventures, or the joint venture agreements, in the case of the Exmar-Teekay joint ventures. Please read "Our Joint Ventures and Joint Venture Agreements" and "Certain Relationships and Related Party Transactions—Agreements Governing the Transactions."

Executive compensation

We have not paid any compensation to our directors or officers nor accrued any obligations with respect to management incentive or retirement benefits for our directors and officers prior to this offering. Under the management and administrative services agreement, we will reimburse Exmar Hong Kong for its reasonable costs and expenses incurred in connection with the provision of executive officer and other administrative services to us. We expect that we will reimburse Exmar Hong Kong approximately $               million in total under the management and administrative services agreement for the twelve months ending December 31, 2014. The amount of our reimbursement to Exmar Hong Kong for the time of our officers will depend on an estimate of the percentage of time our officers will spend on our business and will be based upon a percentage of the salary and benefits EXMAR and its subsidiaries will pay to such officers after the closing of this offering. EXMAR and its subsidiaries will compensate Miguel de Potter and Didier Ryelandt in accordance with its own compensation policies and procedures. We do not expect to pay any additional compensation to our officers. Officers and employees of affiliates of our general partner may participate in employee benefit plans and arrangements sponsored by EXMAR, our general partner or their affiliates, including plans that may be established in the future. Please read "Certain Relationships and Related Party Transactions—Agreements Governing the Transactions—Management and Administrative Services Agreement."

Compensation of directors

Our officers or officers of EXMAR who also serve as our directors will not receive additional compensation for their service as directors but may receive director fees in lieu of other compensation paid by EXMAR. We anticipate that each non-management director will receive compensation for attending meetings of our board of directors, as well as committee meetings. We expect non-management directors will each receive a director fee of between $              and $              per year. Members of the audit and conflicts committees will each receive a committee fee of between $              and $              per year. In addition, each director will be reimbursed for out-of-pocket expenses in connection with attending meetings of the board of directors or committees. Each director will be fully indemnified by us for actions associated with being a director to the extent permitted under Marshall Islands law.

Security ownership of certain beneficial owners

The following table sets forth the beneficial ownership of units of Exmar Energy Partners LP that will be issued upon the consummation of this offering and the related transactions, beneficial owners of 5.0% or more of the units and all of our directors and executive officers as a group.

Percentage of total common and subordinated units to be beneficially owned after the offering(1)
	Common units to be beneficially owned after the offering(1)		Subordinated units to be beneficially owned after the offering
Name of beneficial owner	Number	Percent	Number	Percent

Exmar NV(2)		%		%	%
All directors and executive officers as a group ( persons)

(1)    Assumes no exercise of the option to purchase additional common units. If the underwriters exercise their option to purchase additional common units in full, EXMAR's percentage of common units to be beneficially owned after the offering will decrease to         %, and its percentage of total common and subordinated units to be beneficially owned after the offering will decrease to         %.

(2)    Exmar NV, a publicly held company with its common stock traded on the NYSE Euronext Brussels (NYSE Euronext Brussels: EXM), will directly own common and subordinated units. EXMAR will also own 100% of the membership interests in our General Partner, which will own a non-economic interest in the Partnership and all of our incentive distribution rights. The address of Exmar NV is De Gerlachekaai 20, 2000 Antwerp, Belgium.

Our joint ventures and joint venture agreements

General

We hold our interests in the five vessels comprising our initial portfolio through the following joint ventures:

•
Excelerate NV (owner of the Excelerate), Explorer NV (owner of the Explorer) and Express NV (owner of the Express), each a Belgian naamloze vennootschap (the "Exmar-Excelerate joint ventures"), 50.0% of the equity interests of which will be indirectly owned by each of us and Excelerate Energy immediately following the closing of this offering;

•
Excelsior BVBA (owner of the Excelsior), a Belgian besloten vennootschap met beperkte aansprakelijkheid, 50.0% of the equity interests of which will be indirectly owned by each of us and Teekay LNG immediately following the closing of this offering; and

•
Solaia Shipping L.L.C. (lessee of the Excalibur), a Liberian limited liability company (together with Excelsior BVBA and certain entities related to Solaia Shipping L.L.C., the "Exmar-Teekay joint ventures"), 50.0% of the equity interests of which will be indirectly owned by each of us and Teekay LNG immediately following the closing of this offering.

The following provides a summary of the governance, distribution and other significant terms of the joint venture agreements and shareholders agreement (referred to herein as "our joint venture agreements") attributable to each of our joint ventures. Copies of our joint venture agreements will be filed as exhibits to the registration statement of which this prospectus forms a part.

Management of our joint ventures

Each of our joint venture agreements provides that the management of the joint venture will be carried out by a board of directors consisting of four members. For each joint venture, we have the right to appoint two members of the board of directors, with our joint venture partner having the right to appoint the remaining two members.

Neither we nor our joint venture partners exercise affirmative control over our joint ventures. A majority of votes is required for the board of directors of each joint venture to act and as a result, neither we nor our joint venture partners are able to cause the joint venture to act over the objection of the other joint venture partner.

Each of our joint venture agreements provides that decisions of the board must be made by a majority vote. As such, neither we nor our joint venture partner can authorize a joint venture company to act without the consent of the other. Please read "Risk Factors—Risks Inherent in Our Business—Our only income-generating assets are our interests in our joint ventures. Neither we nor our joint venture partners exercise affirmative control over our joint ventures. Accordingly, we cannot require our joint ventures to act in our best interests. Furthermore, our joint venture partners, each of which is a competitor of ours, may prevent our joint ventures from taking action that may otherwise be beneficial to us, including making cash distributions to us. A deadlock between us and our joint venture partners could result in a sale of our equity interests in a joint venture to our joint venture partner or in the purchase of our joint venture partner's equity interest in a joint venture."

Certain decisions relating to our joint ventures also require the consent of the joint venture partners. For each of the Exmar-Excelerate joint ventures, amendment or termination of the joint venture agreement requires the unanimous approval of the joint venture partners. The approval of 75% of all votes cast at a meeting of the joint venture partners (after the establishment of a quorum of holders of at least 75% of the equity interests in the applicable joint venture) are required to:

•
approve annual accounts;

•
merge, split, dissolve or liquidate the joint venture;

•
increase or decrease the share capital of the joint venture;

•
amend of the articles of association of the joint venture;

•
distribute dividends; or

•
limit or abolish the preferential subscription rights in connection with issuance of shares of the joint venture.

For the Exmar-Teekay joint ventures, consent of the joint venture partners is required to, among other things:

•
alter or modify the rights attached to any shares or make any alterations to the joint venture agreement;

•
pay or make any dividends or other distributions out of its capital, profits or reserves otherwise than in accordance with the joint venture agreement;

•
make any borrowings, enter into any hire purchase, lease, credit sale or similar agreement;

•
sell, transfer or otherwise dispose of or in any way cease to exercise control over the whole or a material part of its business, undertaking or assets;

•
make any alterations to the nature of, or cease to carry on, the business of owning or leasing the applicable vessel;

•
take any material decision relating to the commercial or technical management or administration of the applicable vessel; or

•
amend or terminate any loan document or charter agreement or any management agreement or any other material agreement to which the joint venture is a party.

Designation of service providers

Our joint venture agreements designate certain of our affiliates as service providers to the joint venture. For each joint venture, Exmar Shipmanagement is designated as the provider of technical management for the applicable vessel. For the Exmar-Excelerate joint ventures, EXMAR is designated as the provider of all accounting and administrative services of the joint venture. Such services are provided to the Exmar-Excelerate joint ventures pursuant to services agreements with EXMAR and its subsidiaries. For a description of the shipmanagement agreements and services agreements, please read "Certain Relationships and Related Party Transactions—Agreements Governing the Transactions—Vessel Management Agreements" and "Certain Relationships and Related Party Transactions—Agreements Governing the Transactions—Joint Venture Services Agreements."

For the Exmar-Teekay joint ventures, the selection and appointment of a commercial and administration agent for the vessel is decided by the board of directors of the applicable joint venture. Pursuant to each applicable joint venture agreement, EXMAR and its subsidiaries provide accounting and corporate administration services, including the maintenance of books and records and the making of tax returns, to each of the Exmar-Teekay joint ventures. Each of the Exmar-Teekay joint ventures pays EXMAR and its subsidiaries a monthly fee of $1,500 per month, as adjusted pursuant to the terms of the joint venture agreements.

Loans from joint venture partners

We and our joint venture partners have made loans to our joint ventures, and Excelerate NV issued bonds to us and an affiliate of our joint venture partner, in part to finance the operations of our joint ventures. For a description of such shareholder loans and our credit facilities, please read "Management's Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Borrowing Activities—Joint Venture Facilities."

Dividends

In addition to requiring the consent of our joint venture partner in certain instances, each agreement also contains a prohibition on paying dividends under certain conditions. Under the Exmar-Teekay joint venture agreements, no dividends are payable unless any member loans have been repaid (or the members consent to payment of a dividend) and the dividend does not violate the terms of the joint ventures' credit facilities. There are currently no member loans to the Exmar-Teekay joint ventures outstanding. The Exmar-Excelerate joint venture agreements require that indebtedness to members be repaid and that the capital not be reasonably required or necessary by the joint venture company before any dividend is payable to the shareholders. Additionally, the joint venture agreement of Excelerate NV provides that no dividends will be paid until bonds issued by the company in connection with the construction and acquisition of the vessel have been repaid.

The Exmar-Teekay joint ventures have historically paid dividends to us. We have generally not received dividends from the Exmar-Excelerate joint ventures as these entities deploy available cash to pay down indebtedness, including making principal and interest payments on the shareholder loans described above.

Restrictions on transfer of equity interests; purchase rights

Our ability to transfer our interests in the joint ventures is restricted by the terms of the joint venture agreements. Each joint venture agreement generally requires that a transferor notify its partner of its intention to transfer. Upon receipt of such notice, the joint venture partner has the right to purchase any offered shares on the same terms. Similarly, should our joint venture partners choose to sell its shares, we have equivalent rights. Lastly, under the Exmar-Excelerate joint venture agreements, either party may exercise a "tag-along" right which would require the buyer to purchase 100% of the interests in the joint venture rather than the 50% originally offered.

Under certain circumstances, we may be required to offer to sell our 50% interest in a joint venture company to our joint venture partner. Each agreement contemplates certain events of default that upon occurrence and failure to cure, if a cure period is allowed, will give rise to a right in favor of the non-defaulting party to purchase the defaulting party's shares. These events include insolvency, breach of a joint venture agreement or breach of a related agreement (for example, in the case of Solaia Shipping L.L.C., the lease agreement).

Additionally, we may be required to sell our joint venture interest to our partner in the event of a deadlock either in the board of directors or at a meeting of shareholders. For the Exmar-Teekay joint ventures, any dispute that cannot be resolved by the board of the joint venture company or by the senior executives of the shareholders will be resolved through the deadlock procedure. In that case, either shareholder may offer to sell its interest in the joint venture company to the other shareholder. The offeree then has a specified period of time to decide whether to accept or refuse the offer. If the offeree refuses the offer, it must sell its interest to the offeror. Any sale must be accomplished within a specified period of time from the end of the offeree's acceptance period. For the Exmar-Excelerate joint ventures, as with the Exmar-Teekay joint ventures, the board of the joint venture company and the senior executives of the shareholders will first attempt to resolve any dispute. If there is a deadlock, each shareholder has a specified period of time to provide a sealed tender offer for the shares of the other shareholder to the auditors. The shareholder who made the highest offer may choose whether to purchase the other shareholder's shares at the higher price or to sell its shares to the other shareholder at the lower price. The shareholder who made the lower offer must comply with the higher bidder's election. If one party does not send a sealed tender, the non-defaulting party has the option to purchase the defaulting party's shares or to sell its shares to the defaulting party, both at the price specified in the non-defaulting party's sealed tender offer.

Duration and termination

Shareholder agreements in respect of Belgian companies must be limited in duration, but the initial term of such agreements may be extended. The initial term of the Excelsior BVBA, Explorer NV and Express NV joint venture agreements is 15 years from the execution of each agreement, and the initial term of the Excelerate NV joint venture agreement is 12 years from the execution of the agreement. Each agreement automatically renews for successive five year periods unless written notice of termination is provided by one of the joint venture parties at least three months prior to the expiration of the applicable term. Because Solaia Shipping L.L.C. and related companies are not Belgian companies, there is no requirement limiting the duration of the joint venture agreement with respect to those companies.

Certain relationships and related party transactions

After this offering, EXMAR will own                                         co mmon units and                                         su bordinated units, representing an aggregate          % limited partner interest in us, assuming no exercise of the underwriters' option to purchase additional common units. In addition, our general partner will own a non-economic general partner interest in us and all of our incentive distribution rights. EXMAR's ability, as sole member of our general partner, to control the appointment of two of the five members of our board of directors and to approve certain significant actions we may take, and EXMAR's ownership of                                         com mon units and all of the outstanding subordinated units and its right to vote the subordinated units as a separate class on certain matters, means that EXMAR, together with its affiliates, will have the ability to exercise influence regarding our management.

Distributions and payments to our general partner and its affiliates

The following table summarizes the distributions and payments to be made by us to our general partner and its affiliates in connection with our formation, ongoing operation and any liquidation. These distributions and payments were determined by and among affiliated entities and, consequently, are not the result of arm's length negotiations.

Formation stage
The consideration received by our general partner and its affiliates in exchange for the transfer to us of the units in our portfolio	• common units and subordinated units to be issued to EXMAR; plus
• the non-economic general partner interest in us and all of our incentive distribution rights.

If the underwriters exercise their option to purchase additional common units, we will use the net proceeds (approximately $               million, if exercised in full, after deducting an aggregate of approximately $               million of underwriting discounts and commissions) to make a cash distribution to EXMAR. Please read "Prospectus Summary—Formation Transactions" for further information about our formation and assets contributed to us in connection with the closing of this offering.

The common units and subordinated units to be owned by EXMAR after giving effect to this offering represent an aggregate               % limited partner interest in us, assuming no exercise of the underwriters' option to purchase additional common units. For more information, please read "The Partnership Agreement—Voting Rights" and "The Partnership Agreement—Amendment of the Partnership Agreement."

Operational stage
Distributions of available cash to our general partner and its affiliates

We will generally make cash distributions of available cash to unitholders (including EXMAR, the owner of our general partner and the holder of               common units and               subordinated units (              common units and              subordinated units if the underwriters exercise in full their option to purchase additional common units)).

In addition, if distributions exceed the minimum quarterly distribution and other higher target levels, our general partner, as the holder of the incentive distribution rights, will be entitled to increasing percentages of the distributions, up to 50.0% of the distributions above the highest target level. We refer to the rights to the increasing distributions as "incentive distribution rights." Please read "How We Make Cash Distributions—Incentive Distribution Rights" for more information regarding the incentive distribution rights.

Assuming we have sufficient available cash to pay the full minimum quarterly distribution on all of our outstanding units for four quarters, but no distributions in excess of the full minimum quarterly distribution, EXMAR would receive an annual distribution of approximately $               million on its common and subordinated units ($               million if the underwriters exercise in full their option to purchase additional common units).

Payments to our general partner and its affiliates

Our general partner will not receive compensation from us for any services it provides on our behalf. Our general partner and its other affiliates will be entitled to reimbursement for all direct and indirect expenses they incur on our behalf. In addition, our joint ventures will pay fees to Exmar Shipmanagement for global management services. We will reimburse EXMAR and its subsidiaries for expenses related to their provision of administrative and other management services pursuant to the management and administrative services agreement. The Exmar-Excelerate joint ventures will pay EXMAR and its subsidiaries a monthly fee in connection with the provision of management and administrative services pursuant to services agreements. Please read "—Agreements Governing the Transactions" The Exmar-Teekay joint ventures will pay EXMAR and its subsidiaries a monthly fee for the provision of accounting and corporate administration services pursuant to each applicable joint venture agreement. Please read "Our Joint Ventures and Joint Venture Agreements."

Withdrawal or removal of our general partner

If our general partner withdraws or is removed, its general partner interest will either be sold to the new general partner for cash or converted into common units, in each case for an amount equal to the fair market value of those interests. Please read "The Partnership Agreement—Withdrawal or Removal of our General Partner."

Liquidation stage
Liquidation

Upon our liquidation, the partners, including our general partner, will be entitled to receive liquidating distributions as described in "The Partnership Agreement—Liquidation and Distribution of Proceeds."

Agreements governing the transactions

We, our general partner, our subsidiaries and certain affiliates have entered into or will enter into various documents and agreements that will effect the transactions relating to our formation and this offering, including the vesting of assets in, and the assumption of liabilities by, us and our subsidiaries. These agreements will not be the result of arm's length negotiations and they, or any of the transactions that they provide for, may not be effected on terms at least as favorable to the parties to these agreements as they could have obtained from unaffiliated third parties.

Omnibus agreement

At the closing of this offering, we will enter into an omnibus agreement with EXMAR, our general partner and certain of our subsidiaries. The following discussion describes certain provisions of the omnibus agreement.

Noncompetition

Under the omnibus agreement, EXMAR will agree, and will cause its controlled affiliates (other than us, our general partner and our subsidiaries) to agree, not to acquire, own, operate or charter any floating LNG infrastructure asset operating under a charter with a firm term of five or more years. We refer to these vessels, together with any related charters, as "Five-Year Vessels" and to all other floating LNG infrastructure assets, together with any related charters, as "Non-Five-Year Vessels." The restrictions in this paragraph will not prevent EXMAR or any of its controlled affiliates (other than us and our subsidiaries) from:

(1)
acquiring, owning, operating or chartering any Non-Five-Year Vessel;

(2)
acquiring one or more Five-Year Vessels if EXMAR promptly offers to sell the vessel to us for the acquisition price plus any administrative costs (including re-flagging and reasonable legal costs) associated with the transfer to us at the time of the acquisition;

(3)
putting a Non-Five-Year Vessel under charter for five or more years if EXMAR offers to sell the vessel to us for fair market value (a) promptly after the time it becomes a Five-Year Vessel and (b) at each renewal or extension of that charter for five or more years;

(4)
acquiring one or more Five-Year Vessels as part of the acquisition of a controlling interest in a business or package of assets and owning, operating or chartering those vessels; provided, however, that

(a)
if less than 50% of the value of the business or assets acquired is attributable to Five-Year Vessels, as determined in good faith by EXMAR's board of directors, EXMAR must offer to sell such vessels to us for their fair market value plus any additional tax or other similar costs that EXMAR incurs in connection with the transfer of such vessels to us separate from the acquired business; and

(b)
if 50% or more of the value of the business or assets acquired is attributable to Five-Year Vessels, as determined in good faith by EXMAR's board of directors, EXMAR must notify us of the proposed acquisition in advance. Not later than 10 days following receipt of such notice, we will notify EXMAR if we wish to acquire such vessels in cooperation and simultaneously with EXMAR acquiring the Non-Five-Year Vessels. If we do not notify EXMAR of our intent to pursue the acquisition within 10 days, EXMAR may proceed with the acquisition and then offer to sell such vessels to us as provided in (a) above;

(5)
acquiring a non-controlling interest in any company, business or pool of assets;

(6)
acquiring, owning, operating or chartering any Five-Year Vessel if we do not fulfill our obligation to purchase such vessel in accordance with the terms of any existing or future agreement;

(7)
acquiring, owning, operating or chartering a Five-Year Vessel subject to the offers to us described in paragraphs (2), (3) and (4) above pending our determination whether to accept such offers and pending the closing of any offers we accept; or

(8)
providing management services relating to any vessel, or

(9)
acquiring, owning, operating or chartering a Five-Year Vessel if we have previously advised EXMAR that we consent to such acquisition, operation or charter.

If EXMAR or any of its controlled affiliates (other than us and our subsidiaries) acquires, owns operates or charters Five-Year Vessels pursuant to any of the exceptions described above, it may not subsequently expand that portion of its business other than pursuant to those exceptions.

We will not be obligated to purchase any vessels from EXMAR. The terms and conditions of any such purchase (including, among other things, whether we purchase all or less than all of EXMAR's interests in any such vessel) will be negotiated with EXMAR at the time any such offer is made to us, and will be based on the facts and circumstances at the time any such offer is made to us.

In addition, under the omnibus agreement, we will agree and will cause our subsidiaries to agree, to acquire, own, operate or charter Five-Year Vessels only. The restrictions in this paragraph will not:

(1)
prevent us or any of our subsidiaries from owning, operating or chartering any Non-Five-Year Vessel that was previously a Five-Year Vessel while owned by us;

(2)
prevent us or any of our subsidiaries from acquiring Non-Five-Year Vessels as part of the acquisition of a controlling interest in a business or package of assets and owning, operating or chartering those vessels; provided, however, that:

(a)
if less than 50% of the value of the business or assets acquired is attributable to Non-Five-Year Vessels, as determined in good faith by us, we must offer to sell such vessels to EXMAR for their fair market value plus any additional tax or other similar costs that we incur in connection with the transfer of such vessels to EXMAR separate from the acquired business; and

(b)
if 50% or more of the value of the business or assets acquired is attributable to Non-Five-Year Vessels, as determined in good faith by us, we must notify EXMAR of the proposed acquisition in advance. Not later than 10 days following receipt of such notice, EXMAR must notify us if it wishes to acquire the Non-Five-Year Vessels in cooperation and simultaneously with us acquiring the Five-Year Vessels. If EXMAR does not notify us of its intent to pursue the acquisition within 10 days, we may proceed with the acquisition and then offer to sell such vessels to EXMAR as provided in (a) above;

(3)
prevent us or any of our subsidiaries from acquiring, owning, operating or chartering any Non-Five-Year Vessels subject to the offer to EXMAR described in paragraph (2) above, pending its determination whether to accept such offer and pending the closing of any offer it accepts, or

(4)
prevent us or any of our subsidiaries from acquiring, owning, operating or chartering Non-Five-Year Vessels if EXMAR has previously advised us that it consents to such acquisition, ownership, operation or charter.

If we or any of our subsidiaries acquires, owns, operates or charters Non-Five-Year Vessels pursuant to any of the exceptions described above, neither we nor such subsidiary may subsequently expand that portion of our business other than pursuant to those exceptions.

Upon a change of control of us or our general partner, the noncompetition provisions of the omnibus agreement will terminate immediately. Upon a change of control of EXMAR, the noncompetition provisions of the omnibus agreement applicable to EXMAR will terminate at the time that is the later of the date of the change of control and the date on which all of the outstanding subordinated units have converted to common units. On the date on which a majority of our directors ceases to consist of directors that were (i) appointed by our general partner prior to our first annual meeting of unitholders and (ii) recommended for election by a majority of our appointed directors, the noncompetition provisions applicable to EXMAR shall terminate immediately.

Right of first offer

Under the omnibus agreement, we and our subsidiaries will grant EXMAR a right of first offer on any proposed sale, transfer or other disposition of any Five-Year Vessels or any Non-Five-Year Vessels owned or acquired by us. Any such right will be subject to any applicable rights of our joint venture partners under our joint venture agreements. Under the omnibus agreement, EXMAR will agree (and will cause its subsidiaries to agree) to grant a similar right of first offer on any Five-Year Vessels they might own. The right of first offer will not apply to (i) a sale, transfer or other disposition of vessels between affiliated subsidiaries, or pursuant to the terms of any current or future charter or other agreement with a charter party or (ii) a merger with or into, or sale of substantially all of the assets to, an unaffiliated third-party.

Prior to engaging in any negotiation regarding any vessel disposition with respect to a Five-Year Vessel with a non-affiliated third-party or any Non-Five-Year Vessel, we or EXMAR, as the case may be, will deliver a written notice to the other party setting forth the material terms and conditions of the proposed transaction. During the 30-day period after the delivery of such notice, we and EXMAR will negotiate in good faith to reach an agreement on the transaction. If no agreement is reached within such 30-day period, we or EXMAR, as the case may be, will be able within the next 180 calendar days to sell, transfer or dispose or re-charter the vessel to a third-party (or to agree in writing to undertake such transaction with a third party) on terms generally no less favorable to us, as the case may be, than those offered pursuant to the written notice.

Upon a change of control of us or our general partner, the right of first offer provisions of the omnibus agreement will terminate immediately. Upon a change of control of EXMAR, the right of first offer provisions applicable to EXMAR under the omnibus agreement will terminate at the time that is the later of the date of the change of control and the date on which all of the outstanding subordinated units have been converted into common units.

Purchase options

Pursuant to the omnibus agreement, we will have the right to purchase the following interests from EXMAR: (1) all or a portion of EXMAR's 90% to 100% interest in the FLSRU, the Caribbean FLNG, within

24 months following the commencement of its operations, which is currently scheduled for the second half of 2015, and (2) a 50% interest in Excel, an LNG carrier jointly owned by EXMAR and Mitsui O.S.K. Lines, Ltd., within 24 months following the commencement of a charter for the Excel of five or more years. The purchase price for each such interest will be fair market value as agreed to by EXMAR and our conflicts committee. If we and EXMAR are unable to agree upon the fair market value of the vessel, the fair market value will be determined by a mutually acceptable investment banking firm, ship broker or other expert advisor, and we will have the right, but not the obligation to purchase the vessel at such price.

Indemnification

Under the omnibus agreement, EXMAR will indemnify us for liabilities related to: (a) certain defects in title to the assets contributed or sold to us and any failure to obtain, prior to the time they were contributed to us, certain consents and permits necessary to conduct our business, which liabilities arise within three years after the closing of this offering, (b) certain income tax liabilities attributable to the operation of the assets contributed or sold to us prior to the time they were contributed or sold and (c) costs incurred as a result of early termination of the UK capital lease financing for the Excalibur, provided that such indemnity will terminate upon a change of control with respect to our general partner.

Amendments

The omnibus agreement may not be amended without the prior approval of the conflicts committee of our board of directors if the proposed amendment will, in the reasonable discretion of our board of directors, adversely affect holders of our common units.

Vessel management agreements

In order to assist with the technical management of our vessels, each of our joint ventures has entered into the BIMCO Standard Ship Management Agreement with Exmar Shipmanagement, as manager, for the operations of each vessel. Each ship management agreement provides that Exmar Shipmanagement must use its best endeavors to provide the following technical services:

•
Crew management.    Exmar Shipmanagement must provide suitably qualified crew for each vessel and provide for the management of the crew including, but not limited to, arranging for all transportation of the crew, ensuring the crew meets all medical requirements of the flag state, and conducting union negotiations.

•
Technical Management.    Exmar Shipmanagement must provide for the technical management of each vessel, which includes, but is not limited to the provision of competent personnel to supervise the maintenance and efficiency of the vessel; arrange and supervise drydockings, repairs, alterations and maintenance of such vessel; arrange and supply the necessary stores, spares and lubricating oils; appoint surveyors and technical consultants and develop, implement and maintain safety management systems.

•
Other.    Exmar Shipmanagement must arrange vessel insurance upon request from the owner and provide back office services relating to the crew and technical management services discussed above.

The ship management agreements for Excelerate and Excelsior each have an initial term of 20 years with an option to extend for two additional five year terms at the joint venture's option. Explorer and Express are each managed pursuant to an agreement with an initial term of 25 years and an option for the joint venture to extend for an additional five years. The ship management agreement for Excalibur has no firm term and provides for termination by either party on two months' notice.

Each ship management agreement may be terminated by Exmar Shipmanagement if the joint venture fails to pay any amount due under the agreement or if Exmar Shipmanagement or employs the vessel in a hazardous or illegal manner. The joint venture is entitled to terminate any ship management agreement if Exmar Shipmanagement is in material breach of its obligations thereunder. In the case of the sale of the vessel to a third party other than an affiliate of the joint venture, the total loss of the vessel, or in the event an order or resolution is passed for the winding up, dissolution, liquidation or bankruptcy of either party or if a receiver is appointed, either party may terminate the agreement.

We expect that our joint ventures will pay EXMAR and its subsidiaries approximately $               million in total under the ship management agreements during the twelve months ending June 30, 2015. In addition, each joint venture must indemnify Exmar Shipmanagement and its employees, agents and subcontractors against all actions, proceedings, claims, demands or liabilities arising in connection with the performance of the agreement.

Management and administrative services agreement

At the closing of this offering, we and our general partner will enter into a management and administrative services agreement with Exmar Hong Kong, pursuant to which Exmar Hong Kong will provide certain management and administrative support services to us. The agreement has an initial term of five years from the closing date of this offering.

The management and administrative services agreement may be terminated prior to the end of its terms by us upon 120 days' notice for any reason in the sole discretion of our board of directors. In addition, the management and administrative services agreement may be terminated by Exmar Hong Kong upon 120 days' notice if:

•
there is a change of control of us or our general partner;

•
a receiver is appointed for all or substantially all of our property;

•
an order is made to wind up our partnership;

•
a final judgment or order that materially and adversely affects our ability to perform the agreement is obtained or entered and not vacated or discharged; or

•
we make a general assignment for the benefit of our creditors, file a petition in bankruptcy or liquidation or commence any reorganization proceedings.

The management and administrative services provided by Exmar Hong Kong will include:

•
management services:    assistance with our management and the execution of our business strategies;

•
officers:    provision of our executive officers;

•
bookkeeping, audit and accounting services:    assistance with the maintenance of corporate books and records, assistance with the preparation of tax returns and arranging for the provision of audit and accounting services;

•
legal and insurance services:    arranging for the provision of legal, insurance and other professional services and maintaining existence and good standing of our joint ventures in necessary jurisdictions;

•
administrative and clerical services:    assistance with office space, arranging the provision of IT services, providing all administrative services required for subsequent debt and equity financings and attending to all other administrative matters necessary to ensure the professional management of our joint ventures' business;

•
banking and financial services:    providing cash management including assistance with preparation of budgets, overseeing banking services and bank accounts, arranging for the deposit of funds, negotiating loan and credit terms with lenders and monitoring and maintaining compliance therewith; and

•
advisory services:    assistance in complying with United States and other relevant securities laws.

Each month, we will reimburse Exmar Hong Kong for its reasonable costs and expenses incurred in connection with the provision of these services to us. Amounts payable by us under the management and administrative services agreement must be paid within 15 days after Exmar Hong Kong submits to us an invoice for such costs and expenses, together with any supporting detail that may be reasonably required. We expect that we will pay Exmar Hong Kong approximately $               million in total under the management and administrative services agreement for the twelve months ending June 30, 2015.

Under the management and administrative services agreement, we will indemnify Exmar Hong Kong and its employees and agents against all actions which may be brought against them under the management and administrative services agreement, and against and in respect of all costs and expenses they may suffer or incur due to defending or settling such actions; provided, however that such indemnity excludes any or all losses which may be caused by or due to the fraud, gross negligence or willful misconduct of Exmar Hong Kong or its employees or agents.

Joint venture services agreements

The Exmar-Excelerate joint ventures are parties to services agreements with EXMAR and its subsidiaries, each effective as of January 1, 2009, pursuant to which EXMAR and its subsidiaries provide certain management and administrative support services to the Exmar-Excelerate joint ventures.

Each services agreement may be terminated prior to the end of its term by either party upon three (3) months' notice for any reason. EXMAR and its subsidiaries may also terminate each services agreement with immediate effect and without notice, if the joint venture conducts its business in a manner that is contrary to the corporate and/or commercial interest of EXMAR and its subsidiaries. Lastly, the services agreements may, upon the delivery of notice to the other party, be terminated by either party with immediate effect if any of the following events occur:

•
there is a change of control of the other party;

•
the other party defaults on its obligations under the agreement and such default , if capable of being cured, is not cured within the specified period after the other party receives notice and a request to cure the default;

•
a license or permit required for either party to meet its obligations under the agreement is revoked or terminated, or is not renewed upon its expiration;

•
either party ceases to carry on its business or a substantial part of its business, property or assets are seized or appropriated;

•
either party stops payment on or is unable to pay its debts, or is adjudicated bankrupt or insolvent; or

•
an order is made or a resolution passed for the winding up, dissolution or bankruptcy of either party or for the appointment of a receiver, except in the case of a reorganization to which the other party has consented.

Under the services agreements, EXMAR and its subsidiaries assist the board of directors of each of the Exmar-Excelerate joint ventures with the day-to-day management of the joint venture. In addition, EXMAR and its subsidiaries prepare, on an annual basis, draft proposals for the each joint venture's budget for general and administrative expenses and external advisors.

Other services provided by EXMAR and its subsidiaries include:

•
bookkeeping, audit and accounting services:    assisting with the maintenance of each joint ventures' corporate books and records, preparation of each joint ventures' tax returns and financial statements, registering and issuing invoices and arranging for the provision of audit services; and

•
legal, tax and corporate services:    arranging meetings for our common unitholders pursuant to the partnership agreement, assisting with drafting, reviewing and negotiating agreements or other legal documents, complying with corporate requirements and requests from governmental authorities, arranging for a registered address and office.

The Exmar-Excelerate joint ventures pay EXMAR and its subsidiaries a monthly fee in connection with the provision of these services. Amounts payable under the services agreements must be paid within a fixed number of days after EXMAR and its subsidiaries submit an invoice for such costs and expenses. We expect that the Exmar-Excelerate joint ventures will pay EXMAR and its subsidiaries approximately $               million in total for the provision of management and administrative services pursuant to the services agreements during the twelve months ending June 30, 2015.

Under the services agreements, the Exmar-Excelerate joint ventures indemnify EXMAR and its subsidiaries and their employees and agents against all actions which may be brought against them as a result of the performance of their obligations under the agreements; provided, however that such indemnity excludes any or all losses which may be caused by or due to the fraud, gross negligence or willful misconduct of EXMAR, its subsidiaries, their employees or agents.

Contribution agreement

In connection with the closing of this offering, we will enter into a contribution agreement with EXMAR and certain of its subsidiaries that will effect the transactions described under "Prospectus Summary—Formation Transactions," including the transfer of the ownership interests in each of the entities owning, leasing or providing guarantees in respect of our five initial vessels, and the use of the net proceeds of this offering. This agreement will not be the result of arm's-length negotiations, and it, or any of the transactions that it provides for, may not be effected on terms at least as favorable to the parties to this agreement as could have been obtained from unaffiliated third parties. All of the transaction expenses incurred in connection with these transactions will be paid from the proceeds of this offering.

Vessel option agreement

EXMAR is a party to a vessel option agreement under the terms of which Excelerate Energy is permitted, no earlier than January 2024, to offer to sell or to grant a purchase option on the Explorer, Express and/or Excelerate to any customer who charters the vessel for a minimum five-year period. Upon the consummation of the transactions described under "Prospectus Summary—Formation Transactions" we will become a party to the vessel option agreement. If Excelerate Energy offers to sell or grants a purchase option on a vessel that meets the requirements of the vessel option agreement, we will be obligated to sell, or cause our joint ventures to sell, such vessel in accordance with the terms of the offer or purchase option. For additional information regarding the terms of the vessel option agreement, please read "Business—Vessel Option Agreement."

Revolving credit facility with EXMAR

At or prior to the closing of this offering, we expect to enter into a $20.0 million revolving credit facility with EXMAR, to be used to fund our working capital requirements. We anticipate that the sponsor credit facility will be for a term of                           years and will unsecured. Borrowings under the facility will bear interest at a rate of       %. For a more detailed description of this credit facility, please read "Management's Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Borrowing Activities—Predecessor Facilities—Revolving Credit Facility with EXMAR."

Shareholder Loans

Excelerate shareholder bonds.    On July 28, 2005, Excelerate NV issued 258 subordinated bonds each to EXMAR and the Taurus Charitable Income Trust, an affiliated company of Excelerate Energy, in denomination of $398,400 per bond. All bonds accrue interest at an annual rate of 5.25%. The total outstanding debt was $124.4 million as of March 31, 2014 of which the current portion due to the shareholders amounts to $15.7 million. The bonds will mature in October 2018.

Repayment of the bonds held by the Taurus Charitable Income Trust is secured by a second priority mortgage and a second priority assignment and pledge of Excelerate's earnings, insurances and requisition compensation, and each of the foregoing agreements is subject to an intercreditor agreement in favor of the lenders under the Excelerate Facility described below under "—Predecessor Facilities." EXMAR had the option of securing the bonds held by it with a first priority mortgage on the Excelerate but has instead passed on the benefit of the first priority mortgage to its lenders under the Excelerate Facility. The bonds are callable by Excelerate NV on a semi-annual basis. The bond issue program includes mandatory repayment clauses based on the occurrence of certain contingent events, including the sale or total loss of the Excelerate.

Both shareholders have also extended a credit facility of up to $8 million to finance Excelerate NV's working capital (the "Excelerate Shareholder Facility"). The Excelerate Shareholder Facility bears interest at a rate of three-month LIBOR plus a margin of 0.60%. Payments in respect of the Excelerate Shareholder Facility may only be made following the repayment in full of all amounts due under the shareholder bonds described above. The total outstanding debt on the Excelerate Shareholder Facility was $7.5 million as of March 31, 2014. The Excelerate Shareholder Facility had a maturity date of August 31, 2012, but it is subject to automatic one-month extensions until either shareholder gives seven days' notice of its intent to cancel the facility.

EXMAR will transfer the subordinated bonds and the Excelerate Shareholder Facility to us in connection with the closing of this offering.

Explorer shareholder loans.    Explorer NV is party to a loan agreement dated as of May 5, 2006, with GKFF Finance B.V. ("GKFF"), an affiliate of Excelerate Energy, pursuant to which GKFF has loaned to Explorer NV $73.0 million (the "GKFF-Explorer shareholder loans") and a loan agreement dated as of April 11, 2006, with EXMAR pursuant to which EXMAR has loaned to Explorer NV two tranches in initial amounts of $84.1 million and $56.4 million (the "EXMAR-Explorer shareholder loans", and together with the GKFF-Explorer shareholder loans, the "Explorer shareholder loans"). The Explorer shareholder loans bear interest at an annual rate of three-month LIBOR plus a margin of 0.9%, except for the $56.4 million tranche of the EXMAR-Explorer shareholder loans, which bears interest at 15% per annum. In each case, interest is payable quarterly in arrears. Principal amounts owed under the Explorer shareholder loans are subject to quarterly amortization payments with any remaining principal amounts due 25 years after the date of first disbursement. The total outstanding debt on the GKFF-Explorer shareholder loans was $66.2 million as of March 31, 2014. The total outstanding debt on the EXMAR-Explorer shareholder loans was $130.4 million as of March 31, 2014. The Explorer shareholder loans include mandatory repayment clauses based on the occurrence of certain contingent events, including the sale or total loss of the Explorer.

Additionally, Excelerate Energy, in its capacity as the charterer of the Explorer, has prepaid approximately $71 million due under the time charter agreement between Excelerate and Explorer NV in order to partially pay for the delivery costs for the Explorer. The prepaid amounts under the Explorer time charter must be repaid by Explorer NV and bear interest at an annual rate of three-month LIBOR plus a margin of 0.9%. The prepaid amounts under the time charter are subject to quarterly amortization payments beginning 12 years after the initial prepayment and mature 25 years after the initial prepayment. The total outstanding amount of prepaid hire to be repaid by Explorer NV was $71.0 million as of March 31, 2014.

Repayment of the GKFF-Explorer shareholder loans is secured by a second priority pledge of receivables under the charter and a second priority pledge of Explorer's earnings, insurances and requisition compensation. Repayment of the prepaid amounts under the Explorer time charter is secured by a third priority pledge of Explorer's earnings, insurances and requisition compensation and a second priority pledge of shares in Explorer NV. Each of the foregoing agreements is subject to an intercreditor agreement in favor of the lenders under the Explorer and Express Facilities described below.

EXMAR will transfer its interest in the EXMAR-Explorer shareholder loans to us in connection with the closing of this offering.

Express shareholder loans.    Express NV is party to a loan agreement dated as of May 5, 2006 with GKFF pursuant to which GKFF has loaned to Express NV $76.1 million (the "GKFF-Express shareholder loans") and a loan agreement dated as of April 11, 2006, with EXMAR pursuant to which EXMAR has loaned to Express NV two tranches in initial amounts of $82.3 million and $57.6 million (the "EXMAR-Express shareholder loans", and together with the GKFF-Express shareholder loans, the "Express shareholder loans"). The Express shareholder loans bear interest at an annual rate of three-month LIBOR plus a margin of 0.9%, payable quarterly in arrears, except for the $57.6 million tranche of the EXMAR-Express shareholder loans, which bears interest at 15% per annum. In each case, interest is payable quarterly in arrears. Principal amounts owed under the Express shareholder loan are subject to quarterly amortization payments with any remaining principal amounts due 25 years after the date of first disbursement. The total outstanding debt on the GKFF-Express shareholder loans was $68.0 million as of March 31, 2014. The total outstanding debt on the EXMAR-Express shareholder loans was $131.2 million as of March 31, 2014. The Express shareholder loans include mandatory repayment clauses based on the occurrence of certain contingent events, including the sale or total loss of the Express.

Additionally, Excelerate Energy, in its capacity as the charterer of the Express, has prepaid approximately $70.4 million due under the time charter agreement between Excelerate and Express NV in order to partially pay for the delivery costs for the Express. The prepaid amounts under the Express time charter must be repaid by Express NV and bear interest at an annual rate of three-month LIBOR plus a margin of 0.9%. The prepaid amounts under the time charter are subject to quarterly amortization payments beginning 12 years after the initial prepayment and mature 25 years after the initial prepayment. The total outstanding amount of prepaid hire to be repaid by Express NV was $70.4 million as of March 31, 2014

The GKFF-Express shareholder loans are not currently secured by any collateral.

EXMAR will transfer its interest in the EXMAR-Express shareholder loans to us in connection with the closing of this offering.

Conflicts of interest and fiduciary duties

Conflicts of interest

Conflicts of interest exist and may arise in the future as a result of the relationships between our general partner and its affiliates, including EXMAR, on the one hand, and us and our unaffiliated limited partners, on the other hand. Our general partner has a fiduciary duty to make any decisions relating to our management in a manner beneficial to us and our unitholders. Similarly, our board of directors has fiduciary duties to manage us in a manner beneficial to us, our general partner and our limited partners. All of our executive officers and                       of our directors also act as directors and/or officers of EXMAR and as such they have fiduciary duties to EXMAR that may cause them to pursue business strategies that disproportionately benefit EXMAR or which otherwise are not in the best interests of us or our unitholders. Our executive officers are employed by EXMAR and its subsidiaries and have fiduciary duties to that entity and not to us. As a result of these relationships, conflicts of interest may arise between us and our unaffiliated limited partners on the one hand, and EXMAR and its other affiliates, including our general partner, on the other hand. The resolution of these conflicts may not be in the best interest of us or our unitholders.

Our partnership affairs are governed by our partnership agreement and the Marshall Islands Act. The provisions of the Marshall Islands Act resemble provisions of the limited partnership laws of a number of states in the United States, most notably Delaware. We are not aware of any material difference in unitholder rights or governance matters between the Marshall Islands Act and the Delaware Revised Uniform Limited Partnership Act. The Marshall Islands Act also provides that it is to be applied and construed to make it uniform with the laws of the state of Delaware and, so long as it does not conflict with the Marshall Islands Act or decisions of the Marshall Islands courts, the non-statutory law or "case law" of the courts of the State of Delaware is adopted as the law of the Marshall Islands. There have been, however, few, if any, court cases in the Marshall Islands interpreting the Marshall Islands Act, in contrast to Delaware, which has a fairly well-developed body of case law interpreting its limited partnership statute. Accordingly, we cannot predict whether Marshall Islands courts would reach the same conclusions as courts in Delaware. For example, the rights of our unitholders and fiduciary responsibilities of our general partner and its affiliates under Marshall Islands law are not as clearly established as under judicial precedent in existence in Delaware. Due to the less-developed nature of Marshall Islands law, our public unitholders may have more difficulty in protecting their interests or seeking remedies in the face of actions by our general partner, its affiliates or our controlling unitholders than would unitholders of a limited partnership organized in the United States.

Our partnership agreement contains provisions that modify and restrict the fiduciary duties of our general partner and our directors to the unitholders under Marshall Islands law. Our partnership agreement also restricts the remedies available to unitholders for actions taken by our general partner or our directors that, without those limitations, might constitute breaches of fiduciary duty.

Neither our general partner nor our board of directors will be in breach of their obligations under the partnership agreement or their duties to us or the unitholders if the resolution of the conflict is:

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approved by the conflicts committee, although neither our general partner nor our board of directors are obligated to seek such approval;

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approved by the vote of a majority of the outstanding common units, excluding any common units owned by our general partner or any of its affiliates, although neither our general partner nor our board of directors is obligated to seek such approval;

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on terms no less favorable to us than those generally being provided to or available from unrelated third parties, but neither our general partner nor our board of directors is required to obtain confirmation to such effect from an independent third party; or

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fair and reasonable to us, taking into account the totality of the relationships between the parties involved, including other transactions that may be particularly favorable or advantageous to us.

Our general partner or our board of directors may, but are not required to, seek the approval of such resolution from the conflicts committee of our board of directors or from the common unitholders. If neither our general partner nor our board of directors seeks approval from the conflicts committee, and our board of directors determines that the resolution or course of action taken with respect to the conflict of interest satisfies either of the standards set forth in the third and fourth bullet points above, then it will be presumed that, in making its decision, our board of directors, including the board members affected by the conflict, acted in good faith, and in any proceeding brought by or on behalf of any limited partner or the partnership, the person bringing or prosecuting such proceeding will have the burden of overcoming such presumption. When our partnership agreement requires someone to act in good faith, it requires that person to reasonably believe that he is acting in the best interests of the partnership, unless the context otherwise requires. Please read "Management—Management of Exmar Energy Partners LP" for information about the composition and formation of the conflicts committee of our board of directors.

Conflicts of interest could arise in the situations described below, among others.

Actions taken by our board of directors may affect the amount of cash available for distribution to unitholders or accelerate the right to convert subordinated units.

The amount of cash that is available for distribution to unitholders is affected by decisions of our board of directors regarding such matters as:

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the amount and timing of asset purchases and sales;
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cash expenditures;
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borrowings;
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estimates of maintenance and replacement capital expenditures;
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the issuance of additional units; and
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the creation, reduction or increase of reserves in any quarter.

In addition, borrowings by us and our affiliates do not constitute a breach of any duty owed by our general partner or our directors to our unitholders, including borrowings that have the purpose or effect of:

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enabling our general partner or its affiliates to receive distributions on any subordinated units held by them or the incentive distribution rights; or

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hastening the expiration of the subordination period.

For example, in the event we have not generated sufficient cash from our operations to pay the minimum quarterly distribution on our common units and our subordinated units, our partnership agreement permits us to borrow funds, which would enable us to make this distribution on all outstanding units. Please read "How We Make Cash Distributions—Subordination Period."

Our partnership agreement provides that we and our subsidiaries may borrow funds from our general partner and its affiliates. Our general partner and its affiliates may not borrow funds from us or our subsidiaries.

Neither our partnership agreement nor any other agreement requires EXMAR to pursue a business strategy that favors us or utilizes our assets or dictates what markets to pursue or grow. EXMAR's directors and executive officers have a fiduciary duty to make these decisions in the best interests of the shareholders of EXMAR, which may be contrary to our interests.

Because all of our officers and                       of our directors also act as directors and/or officers of EXMAR, such officers and directors have fiduciary duties to EXMAR that may cause them to pursue business strategies that disproportionately benefit EXMAR or which otherwise are not in the best interests of us or our unitholders.

Our general partner is allowed to take into account the interests of parties other than us, such as EXMAR.

Our partnership agreement contains provisions that restrict the standards to which our general partner would otherwise be held by Marshall Islands fiduciary duty law. For example, our partnership agreement permits our general partner to make a number of decisions in its individual capacity, as opposed to in its capacity as our general partner. This entitles our general partner to consider only the interests and factors that it desires, and it has no duty or obligations to give any consideration to any interest of or factors affecting us, our affiliates or any unitholder. Decisions made by our general partner in its individual capacity will be made by its sole owner, EXMAR. Specifically, our general partner will be considered to be acting in its individual capacity if it exercises its call right, pre-emptive rights or registration rights, consents or withholds consent to any merger or consolidation of the partnership, appoints any directors or votes for the election of any director, votes or refrains from voting on amendments to our partnership agreement that require a vote of the outstanding units, voluntarily withdraws from the partnership, transfers (to the extent permitted under our partnership agreement) or refrains from transferring its units, general partner interest or incentive distribution rights it owns or votes upon the dissolution of the partnership.

Our officers face conflicts in the allocation of their time to our business.

Our officers are employed by EXMAR and its subsidiaries and perform executive officer functions for us pursuant to the management and administrative services agreement, are not required to work full-time on our affairs and also perform services for affiliates of our general partner, including EXMAR. For example, Miguel de Potter, who functions as our Chief Executive Officer, also serves as the chief financial officer for EXMAR. Similarly, Didier Ryelandt, our Chief Financial Officer, is Executive Vice President of EXMAR Offshore Company. The affiliates of our general partner, including EXMAR, conduct substantial businesses and activities of their own in which we have no economic interest. As a result, there could be material competition for the time and effort of our officers who also provide services to our general partner's affiliates, which could have a material adverse effect on our business, results of operations and financial condition.

We will reimburse our general partner and its affiliates for expenses.

We will reimburse our general partner and its affiliates for costs incurred, if any, in managing and operating us. Our partnership agreement provides that our general partner will determine the expenses that are allocable to us in good faith. Please read "Certain Relationships and Related Party Transactions" and "Management—Reimbursement of Expenses of Our General Partner."

Our general partner intends to limit its liability regarding our obligations.

Our partnership agreement directs that liability of our general partner for the contractual arrangements of the partnership are limited so that the other party has recourse only to our assets and not against our general partner or its assets or any affiliate of our general partner or its assets. Our partnership agreement provides that any action taken by our general partner or by our directors to limit the liability of our general partner or our directors is not a breach of the fiduciary duties of our general partner or our directors, even if we could have obtained terms that are more favorable without the limitation on liability.

Common unitholders will have no right to enforce obligations of our general partner and its affiliates under agreements with us.

Any agreements between us, on the one hand, and our general partner and its affiliates, on the other, will not grant to the unitholders, separate and apart from us, the right to enforce the obligations of our general partner and its affiliates in our favor.

Contracts between us, on the one hand, and our general partner and its affiliates, on the other, will not be the result of arm's length negotiations.

Neither our partnership agreement nor any of the other agreements, contracts and arrangements between us and our general partner and its affiliates are or will be the result of arm's length negotiations. Our partnership agreement generally provides that any affiliated transaction, such as an agreement, contract or arrangement between us and our general partner and its affiliates, must be:

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on terms no less favorable to us than those generally being provided to or available from unrelated third parties; or

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"fair and reasonable" to us, taking into account the totality of the relationships between the parties involved (including other transactions that may be particularly favorable or advantageous to us).

EXMAR and its affiliates will provide certain services to us and our joint ventures, including pursuant to our management and administrative services agreement, the Exmar-Excelerate joint ventures' services agreements and each of the Exmar-Teekay joint venture agreements, and may also enter into additional contractual arrangements with any of its affiliates on our behalf; however, there is no obligation of any affiliate of EXMAR to enter into any contracts of this kind.

Common units are subject to our general partner's limited call right.

Our general partner may exercise its right to call and purchase common units as provided in the partnership agreement or assign this right to one of its affiliates or to us. Our general partner may use its own discretion, free of fiduciary duty restrictions, in determining whether to exercise this right. Our general partner is not obligated to obtain a fairness opinion regarding the value of the common units to be repurchased by it upon the exercise of this limited call right. As a result, a common unitholder may have common units purchased from the unitholder at an undesirable time or price. Please read "The Partnership Agreement—Limited Call Right."

We may choose not to retain separate counsel for ourselves or for the holders of common units.

The attorneys, independent accountants and others who perform services for us have been retained by our board of directors. Attorneys, independent accountants and others who perform services for us are selected by our board of directors or the conflicts committee and may perform services for our general partner and its affiliates. We may retain separate counsel for ourselves or the holders of common units in the event of a conflict of interest between our general partner and its affiliates, on the one hand, and us or the holders of common units, on the other, depending on the nature of the conflict. We do not intend to do so in most cases.

Our general partner's affiliates, including EXMAR, may compete with us.

Our partnership agreement provides that our general partner will be restricted from engaging in any business activities other than acting as our general partner and those activities incidental to its ownership of interests in us. In addition, our partnership agreement provides that our general partner, for so long as it is general partner of our partnership, will cause its affiliates not to engage in, by acquisition or otherwise, the businesses described above under the caption "Certain Relationships and Related Party Transactions—Agreements Governing the Transactions—Omnibus Agreement—Noncompetition." Similarly, under the omnibus agreement, EXMAR will agree and will cause its controlled affiliates to agree, for so long as EXMAR controls our partnership, not to engage in the businesses described above under the caption "Certain Relationships and Related Party Transactions—Agreements Governing the Transactions—Omnibus Agreement—Noncompetition." Except as provided in our partnership agreement and the omnibus agreement, affiliates of our general partner are not prohibited from engaging in other businesses or activities, including those that might be in direct competition with us.

Fiduciary duties

Our general partner and its affiliates are accountable to us and our unitholders as fiduciaries. Fiduciary duties owed to unitholders by our general partner and its affiliates are prescribed by law and the partnership agreement. The Marshall Islands Act provides that Marshall Islands partnerships may, in their partnership agreements, restrict or expand the fiduciary duties owed by our general partner and other persons to the limited partners and the partnership. Our directors are subject to the same fiduciary duties as our general partner, as restricted or expanded by the partnership agreement.

In addition, we and our subsidiaries have entered into services agreements, and may enter into additional agreements with EXMAR and certain of its subsidiaries, including Exmar Shipmanagement, Exmar Hong Kong and Exmar Marine. In the performance of their obligations under these agreements, EXMAR and its subsidiaries are not held to a fiduciary standard of care but rather to the standards of care specified in the relevant agreement.

Our partnership agreement contains various provisions restricting the fiduciary duties that might otherwise be owed by our general partner or by our directors. We have adopted these provisions to allow our general partner and our directors to take into account the interests of other parties in addition to our interests when resolving conflicts of interest. We believe this is appropriate and necessary because our officers and directors have fiduciary duties to EXMAR, as well as to you. These modifications disadvantage the common unitholders because they restrict the rights and remedies that would otherwise be available to unitholders for actions that, without those limitations, might constitute breaches of fiduciary duty, as described below. The following is a summary of:

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the fiduciary duties imposed on our general partner and our directors by the Marshall Islands Act;

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material modifications of these duties contained in our partnership agreement; and

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certain rights and remedies of unitholders contained in the Marshall Islands Act.

Marshall Islands law fiduciary duty standards	Fiduciary duties are generally considered to include an obligation to act with due care and loyalty. The duty of care, in the absence of a provision in a partnership agreement providing otherwise, would generally require a general partner and the directors of a Marshall Islands limited partnership to act for the partnership and the other partners in the conduct and winding up of the limited partnership business or affairs to refrain from engaging in grossly negligent or reckless conduct, intentional misconduct, or a knowing violation of law. The duty of loyalty, in the absence of a provision in a partnership agreement providing otherwise, would generally require a partner (a) to account to the limited partnership and hold as trustee for it any property, profit or benefit derived by the partner in the conduct or winding up of the limited partnership business or affairs or derived from a use by the partner of limited partnership property, including the appropriation of a partnership opportunity; (b) to refrain from dealing with the limited partnership in the conduct or winding up of the limited partnership business or affairs as or on behalf of a party having an interest adverse to the limited partnership; and (c) to refrain from competing with the limited partnership in the conduct of the limited partnership business or affairs before the dissolution of the limited partnership.
Partnership agreement modified standards
Our partnership agreement contains provisions that waive or consent to conduct by our general partner and its affiliates and our directors that might otherwise raise issues as to compliance with fiduciary duties under the laws of the Marshall Islands. For example our partnership agreement provides that when our general partner is acting in its capacity as our general partner, as opposed to in its individual capacity, it must act in "good faith" and will not be subject to any other standard under the laws of the Marshall Islands. In addition, when our general partner is acting in its individual capacity, as opposed to in its capacity as our general partner, it may act without any fiduciary obligation to us or the unitholders whatsoever. These standards reduce the obligations to which our general partner and our board of directors would otherwise be held. Our partnership agreement generally provides that affiliated transactions and resolutions of conflicts of interest not involving a vote of unitholders and that are not approved by the conflicts committee of our board of directors must be:
• on terms no less favorable to us than those generally being provided to or available from unrelated third parties; or

•

"fair and reasonable" to us, taking into account the totality of the relationships between the parties involved (including other transactions that may be particularly favorable or advantageous to us).

If our board of directors does not seek approval from the conflicts committee, and our board of directors determines that the resolution or course of action taken with respect to the conflict of interest satisfies either of the standards set forth in the bullet points above, then it will be presumed that, in making its decision, our board of directors acted in good faith, and in any proceeding brought by or on behalf of any limited partner or the partnership, the person bringing or prosecuting such proceeding will have the burden of overcoming such presumption. These standards reduce the obligations to which our board of directors would otherwise be held.

In addition to the other more specific provisions limiting the obligations of our general partner and our directors, our partnership agreement further provides that our general partner and our officers and directors, will not be liable for monetary damages to us or our limited partners for errors of judgment or for any acts or omissions unless there has been a final and non-appealable judgment by a court of competent jurisdiction determining that our general partner or our officers or directors engaged in actual fraud or willful misconduct.
Rights and remedies of unitholders
The provisions of the Marshall Islands Act resemble the provisions of the limited partnership act of Delaware. For example, like Delaware, the Marshall Islands Act favors the principles of freedom of contract and enforceability of partnership agreements and allows the partnership agreement to contain terms governing the rights of the unitholders. The rights of our unitholders, including voting and approval rights and the ability of the partnership to issue additional units, are governed by the terms of our partnership agreement. Please read "The Partnership Agreement."

As to remedies of unitholders, the Marshall Islands Act permits a limited partner to institute legal action on behalf of the limited partnership to recover damages from a third party where the general partners with authority to do so have refused to institute the action or where an effort to cause such general partners to do so is not likely to succeed.

In becoming one of our limited partners, a common unitholder effectively agrees to be bound by the provisions in the partnership agreement, including the provisions discussed above. The failure of a limited partner or transferee to sign a partnership agreement does not render the partnership agreement unenforceable against that person.

Under the partnership agreement, we must indemnify our general partner and our directors and officers to the fullest extent permitted by law against liabilities, costs and expenses incurred by our general partner or these other persons. We must provide this indemnification unless there has been a final and non-appealable judgment by a court of competent jurisdiction determining that these persons engaged in actual fraud or willful misconduct. We also must provide this indemnification for criminal proceedings when our general partner or these other persons acted with no reasonable cause to believe that their conduct was unlawful. Thus, our general partner and our directors and officers could be indemnified for their negligent acts if they met the requirements set forth above. To the extent that these provisions purport to include indemnification for liabilities arising under the Securities Act of 1933, as amended (the "Securities Act"), in the opinion of the SEC, such indemnification is contrary to public policy and therefore unenforceable. Please read "The Partnership Agreement—Indemnification."

Description of the common units

The units

The common units and the subordinated units represent limited partner interests in us. The holders of units are entitled to participate in partnership distributions and exercise the rights and privileges available to limited partners under our partnership agreement. For a description of the relative rights and privileges of holders of common units and subordinated units in and to partnership distributions, please read this section and "How We Make Cash Distributions." For a description of the rights and privileges of limited partners under our partnership agreement, including voting rights, please read "The Partnership Agreement."

Transfer agent and registrar

Duties

                           will serve as registrar and transfer agent for the common units. We pay all fees charged by the transfer agent for transfers of common units, except the following, which must be paid by unitholders:

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surety bond premiums to replace lost or stolen certificates, taxes and other governmental charges;
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special charges for services requested by a holder of a common unit; and
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other similar fees or charges.

There is no charge to unitholders for disbursements of our cash distributions. We will indemnify the transfer agent, its agents and each of their stockholders, directors, officers and employees against all claims and losses that may arise out of acts performed or omitted for its activities in that capacity, except for any liability due to any gross negligence or intentional misconduct of the indemnified person or entity.

Resignation or removal

The transfer agent may resign, by notice to us, or be removed by us. The resignation or removal of the transfer agent will become effective upon our appointment of a successor transfer agent and registrar and its acceptance of the appointment. If a successor has not been appointed or has not accepted its appointment within 30 days after notice of the resignation or removal, our general partner may, at the direction of our board of directors, act as the transfer agent and registrar until a successor is appointed.

Transfer of common units

By transfer of common units in accordance with our partnership agreement, each transferee of common units will be admitted as a limited partner with respect to the common units transferred when such transfer and admission is reflected in our books and records. Each transferee:

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represents that the transferee has the capacity, power and authority to become bound by our partnership agreement;

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automatically agrees to be bound by the terms and conditions of, and is deemed to have executed, our partnership agreement; and

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gives the consents and approvals contained in our partnership agreement, such as the approval of all transactions and agreements we are entering into in connection with our formation and this offering.

A transferee will become a substituted limited partner of our partnership for the transferred common units automatically upon the recording of the transfer on our books and records. Our general partner will cause any transfers to be recorded on our books and records no less frequently than quarterly.

We may, at our discretion, treat the nominee holder of a common unit as the absolute owner. In that case, the beneficial holder's rights are limited solely to those that it has against the nominee holder as a result of any agreement between the beneficial owner and the nominee holder.

Common units are securities and are transferable according to the laws governing transfer of securities. In addition to other rights acquired upon transfer, the transferor gives the transferee the right to become a limited partner in our partnership for the transferred common units.

Until a common unit has been transferred on our books, we and the transfer agent may treat the record holder of the unit as the absolute owner for all purposes, except as otherwise required by law or stock exchange regulations.

The partnership agreement

The following is a summary of the material provisions of our partnership agreement. The form of our partnership agreement is included in this prospectus as Appendix A. We will provide prospective investors with a copy of our partnership agreement upon request at no charge.

We summarize the following provisions of our partnership agreement elsewhere in this prospectus:

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with regard to distributions of available cash, please read "How We Make Cash Distributions;"

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with regard to the fiduciary duties of our general partner and our directors, please read "Conflicts of Interest and Fiduciary Duties;" and

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with regard to the transfer of common units, please read "Description of the Common Units—Transfer of Common Units."

Organization and duration

We were organized in                       , 2014 and have perpetual existence.

Purpose

Our purpose under the partnership agreement is to engage in any business activities that may lawfully be engaged in by a limited partnership pursuant to the Marshall Islands Act.

Although our board of directors has the ability to cause us or our subsidiaries to engage in activities other than the floating storage and regasification services industry and LNG marine transportation, it has no current plans to do so and may decline to do so free of any fiduciary duty or obligation whatsoever to us or the limited partners, including any duty to act in good faith or in the best interests of us or the limited partners. Our general partner will irrevocably delegate to our board of directors the authority to oversee and direct our operations, management and policies on an exclusive basis. EXMAR and its subsidiaries will provide executive officers for our benefit pursuant to the management and administrative services agreement that we will enter into in connection with this offering.

Cash distributions

Our partnership agreement specifies the manner in which we will make cash distributions to holders of our common units and other partnership interests, including to the holders of our incentive distribution rights. For a description of these cash distribution provisions, please read "How We Make Cash Distributions."

Capital contributions

Unitholders are not obligated to make additional capital contributions, except as described below under "—Limited Liability."

 Voting rights

The following is a summary of the unitholder vote required for the approval of the matters specified below. Matters that require the approval of a "unit majority" require:

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during the subordination period, the approval of a majority of the common units, excluding those common units held by our general partner and its affiliates, voting as a class and a majority of the subordinated units voting as a single class; and

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after the subordination period, the approval of a majority of the common units voting as a single class.

In voting their common units and subordinated units our general partner and its affiliates will have no fiduciary duty or obligation whatsoever to us or the limited partners, including any duty to act in good faith or in the best interests of us or the limited partners.

Each outstanding common unit is entitled to one vote on matters subject to a vote of common unitholders. However, to preserve our ability to be exempt from U.S. federal income tax under Section 883 of the Code, if at any time, any person or group owns beneficially more than 4.9% of any class of units then outstanding, any units beneficially owned by that person or group in excess of 4.9% may not be voted on any matter and will not be considered to be outstanding when sending notices of a meeting of unitholders, calculating required votes (except for purposes of nominating a person for election to our board), determining the presence of a quorum or for other similar purposes under our partnership agreement, unless otherwise required by law. The voting rights of any such unitholders in excess of 4.9% will effectively be redistributed pro rata among the other common unitholders holding less than 4.9% of the voting power of all classes of units entitled to vote. Our general partner, its affiliates and persons who acquired common units with the prior approval of our board of directors will not be subject to this 4.9% limitation except with respect to voting their common units in the election of the elected directors.

We will hold a meeting of the limited partners every year to elect one or more members of our board of directors and to vote on any other matters that are properly brought before the meeting. Our general partner has the right to appoint two of the five members of our board of directors with the remaining three directors being elected by our common unitholders beginning with the annual meeting of unitholders following the closing of this offering. Subordinated units will not be voted in the election of the four directors.

Action	Unitholder approval required and voting rights

Issuance of additional units	No approval rights; general partner approval required for all issuances not reasonably expected to be accretive within 12 months of issuance or which would otherwise have a material adverse impact on the general partner or its interest in our partnership.
Amendment of the partnership agreement

Certain amendments may be made by our board of directors without the approval of the unitholders. Other amendments generally require the approval of a unit majority. Please read "—Amendment of the Partnership Agreement."

Action	Unitholder approval required and voting rights

Merger of our partnership or the sale of all or substantially all of our assets	Unit majority and approval of our general partner and our board of directors. Please read "—Merger, Sale, Conversion or Other Disposition of Assets."
Dissolution of our partnership	Unit majority and approval of our general partner and our board of directors. Please read "—Termination and Dissolution."
Reconstitution of our partnership upon dissolution	Unit majority. Please read "—Termination and Dissolution."
Election of three of the five members of our board of directors	A plurality of the votes of the holders of the common units.
Withdrawal of our general partner

Under most circumstances, the approval of a majority of the common units, excluding common units held by our general partner and its affiliates, is required for the withdrawal of our general partner prior to              , 2024 in a manner which would cause a dissolution of our partnership. Please read "—Withdrawal or Removal of our General Partner."

Removal of our general partner

Not less than 66 2/3% of the outstanding units, including units held by our general partner and its affiliates, voting together as a single class. Please read "—Withdrawal or Removal of our General Partner."

Transfer of our general partner interest in us

Our general partner may transfer its general partner interest in us without a vote of our unitholders to an affiliate or another person in connection with its merger or consolidation with or into, or sale of all or substantially all of its assets to such person. The approval of a majority of the common units, excluding common units held by our general partner and its affiliates, is required in other circumstances for a transfer of the general partner interest to a third party prior to              2024. Please read "—Transfer of General Partner Interest."

Action	Unitholder approval required and voting rights

Transfer of incentive distribution rights	Except for transfers to an affiliate or another person as part of a merger or consolidation with or into, or sale of all or substantially all of the assets to, such person, the approval of a majority of the common units, excluding common units held by our general partner and its affiliates, voting separately as a class, is required in most circumstances for a transfer of the incentive distribution rights to a third party prior to , 2019. Please read "—Transfer of Incentive Distribution Rights."
Transfer of ownership interests in our general partner	No approval required at any time. Please read "—Transfer of Ownership Interests in General Partner."

Applicable law; forum, venue and jurisdiction

Our partnership agreement is governed by Marshall Islands law. Our partnership agreement requires that any claims, suits, actions or proceedings:

•
arising out of or relating in any way to the partnership agreement (including any claims, suits or actions to interpret, apply or enforce the provisions of the partnership agreement or the duties, obligations or liabilities among limited partners or of limited partners to us, or the rights or powers of, or restrictions on, the limited partners or us);

•
brought in a derivative manner on our behalf;

•
asserting a claim of breach of a fiduciary duty owed by any director, officer or other employee of us or our general partner, or owed by our general partner, to us or the limited partners;

•
asserting a claim arising pursuant to any provision of the Marshall Islands Act; and

•
asserting a claim governed by the internal affairs doctrine

shall be exclusively brought in the Court of Chancery of the State of Delaware, regardless of whether such claims, suits, actions or proceedings sound in contract, tort, fraud or otherwise, are based on common law, statutory, equitable, legal or other grounds, or are derivative or direct claims. By purchasing a common unit, a limited partner is irrevocably consenting to these limitations and provisions regarding claims, suits, actions or proceedings and submitting to the exclusive jurisdiction of the Court of Chancery of the State of Delaware in connection with any such claims, suits, actions or proceedings.

Limited liability

Assuming that a limited partner does not participate in the control of our business within the meaning of the Marshall Islands Act and that he otherwise acts in conformity with the provisions of our partnership agreement, his liability under the Marshall Islands Act will be limited, subject to possible exceptions, to the amount of capital he is obligated to contribute to us for his common units plus his share of any undistributed profits and assets. If it were determined, however, that the right, or exercise of the right, by the limited partners as a group:

•
to remove or replace our general partner;
•
to elect three of our five directors;
•
to approve some amendments to our partnership agreement; or
•
to take other action under our partnership agreement;

is deemed to mean that a limited partner "participates in the control" of our business for the purposes of the Marshall Islands Act, then the limited partners could be held personally liable for our obligations under the laws of Marshall Islands, to the same extent as our general partner. This liability would extend to persons who transact business with us who reasonably believe that the limited partner is a general partner. Neither our partnership agreement nor the Marshall Islands Act specifically provides for legal recourse against our general partner if a limited partner were to lose limited liability through any fault of our general partner. While this does not mean that a limited partner could not seek legal recourse, we know of no precedent for this type of a claim in Marshall Islands case law.

Under the Marshall Islands Act, a limited partnership may not make a distribution to a partner if, after the distribution, all liabilities of the limited partnership, other than liabilities to partners on account of their partnership interests and liabilities for which the recourse of creditors is limited to specific property of the partnership, would exceed the fair value of the assets of the limited partnership. For the purpose of determining the fair value of the assets of a limited partnership, the Marshall Islands Act provides that the fair value of property subject to liability for which recourse of creditors is limited shall be included in the assets of the limited partnership only to the extent that the fair value of that property exceeds the non-recourse liability. The Marshall Islands Act provides that a limited partner who receives a distribution and knew at the time of the distribution that the distribution was in violation of the Marshall Islands Act shall be liable to the limited partnership for the amount of the distribution for three years. Under the Marshall Islands Act, a purchaser of units who becomes a limited partner of a limited partnership is liable for the obligations of the transferor to make contributions to the partnership, except that the transferee is not obligated for liabilities unknown to him at the time he became a limited partner and that could not be ascertained from the partnership agreement.

Maintenance of our limited liability may require compliance with legal requirements in the jurisdictions in which our subsidiaries conduct business, which may include qualifying to do business in those jurisdictions. Limitations on the liability of limited partners for the obligations of a limited partnership or limited liability company have not been clearly established in many jurisdictions. If, by virtue of our membership interest in an operating subsidiary or otherwise, it were determined that we were conducting business in any jurisdiction without compliance with the applicable limited partnership or limited liability company statute, or that the right or exercise of the right by the limited partners as a group to remove or replace the general partner, to approve some amendments to the partnership agreement, or to take other action under the partnership agreement constituted "participation in the control" of our business for purposes of the statutes of any relevant jurisdiction, then the limited partners could be held personally liable for our obligations under the law of that jurisdiction to the same extent as our general partner under the circumstances. We will operate in a manner that our board of directors considers reasonable and necessary or appropriate to preserve the limited liability of the limited partners.

 Issuance of additional securities

The partnership agreement authorizes us to issue an unlimited amount of additional partnership interests and rights to buy partnership interests for the consideration and on the terms and conditions determined by our board of directors without the approval of the unitholders.

We intend to fund acquisitions through borrowings and the issuance of additional common units or other equity securities and the issuance of debt securities. Holders of any additional common units we issue will be entitled to share equally with the then-existing holders of common units in our distributions of available cash. In addition, the issuance of additional common units or other equity securities interests may dilute the value of the interests of the then-existing holders of common units in our net assets.

In accordance with Marshall Islands law and the provisions of our partnership agreement, we may also issue additional partnership interests that, as determined by our board of directors, have special voting rights to which the common units are not entitled.

Our general partner and its affiliates will have the right, which it may from time to time assign in whole or in part to any of its affiliates, to purchase common units, subordinated units or other equity securities whenever, and on the same terms that, we issue those securities to persons other than our general partner and its affiliates, to the extent necessary to maintain its and its affiliates' percentage interest, including its interest represented by common units and subordinated units, that existed immediately prior to each issuance. Other holders of common units will not have similar preemptive rights to acquire additional common units or other partnership interests.

Tax status

The partnership agreement provides that the partnership will elect to be treated as a corporation for U.S. federal income tax purposes.

Amendment of the partnership agreement

General

Amendments to our partnership agreement may be proposed only by or with the consent of our board of directors. However, our board of directors will have no duty or obligation to propose any amendment and may decline to do so free of any fiduciary duty or obligation whatsoever to us or the limited partners, including any duty to act in good faith or in the best interests of us or the limited partners. In order to adopt a proposed amendment, other than the amendments discussed below, approval of our board of directors is required, as well as written approval of the holders of the number of units required to approve the amendment or call a meeting of the limited partners to consider and vote upon the proposed amendment. Except as we describe below, an amendment must be approved by a unit majority.

Prohibited amendments

No amendment may be made that would:

(1)
increase the obligations of any limited partner without its consent, unless approved by at least a majority of the type or class of limited partner interests so affected;

(2)
increase the obligations of, restrict in any way any action by or rights of, or reduce in any way the amounts distributable, reimbursable or otherwise payable by us to our general partner or any of its affiliates without the consent of the general partner, which may be given or withheld at its option;

(3)
change the term of our partnership;

(4)
provide that our partnership is not dissolved upon an election to dissolve our partnership by our general partner and our board of directors that is approved by the holders of a unit majority; or

(5)
give any person the right to dissolve our partnership other than the right of our general partner and our board of directors to dissolve our partnership with the approval of the holders of a unit majority.

The provision of our partnership agreement preventing the amendments having the effects described in clauses (1) through (5) above can be amended upon the approval of the holders of at least 90% of the outstanding units voting together as a single class (including units owned by our general partner and its affiliates). Upon completion of this offering, the owner of our general partner will own         % of our outstanding common and subordinated units, assuming no exercise of the underwriters' option to purchase additional common units.

No unitholder approval

Our board of directors may generally make amendments to our partnership agreement without the approval of any limited partner to reflect:

(1)
a change in our name, the location of our principal place of business, our registered agent or our registered office;

(2)
the admission, substitution, withdrawal or removal of partners in accordance with our partnership agreement;

(3)
a change that our board of directors determines to be necessary or appropriate for us to qualify or to continue our qualification as a limited partnership or a partnership in which the limited partners have limited liability under the laws of any jurisdiction;

(4)
an amendment that is necessary, upon the advice of our counsel, to prevent us or our officers or directors or our general partner or their or its agents, or trustees from in any manner being subjected to the provisions of the U.S. Investment Company Act of 1940, the U.S. Investment Advisors Act of 1940, or plan asset regulations adopted under the U.S. Employee Retirement Income Security Act of 1974 whether or not substantially similar to plan asset regulations currently applied or proposed;

(5)
an amendment that our board of directors determines to be necessary or appropriate for the authorization of additional partnership interests or rights to acquire partnership interests, including any amendment that our board of directors determines is necessary or appropriate in connection with:

  •
  the adjustments of the minimum quarterly distribution, first target distribution, second target distribution and third target distribution in connection with the reset of our incentive distribution rights as described under "How We Make Cash Distributions—Right to Reset Incentive Distribution Levels;"

  •
  the implementation of the provisions relating to our general partner's right to reset the incentive distribution rights in exchange for common units; or

  •
  any modification of the incentive distribution rights made in connection with the issuance of additional partnership interests or rights to acquire partnership interests, provided that, any such modifications and related issuance of partnership interests have received approval by a majority of the members of the conflicts committee of our board of directors;

(6)
any amendment expressly permitted in the partnership agreement to be made by our board of directors acting alone;

(7)
an amendment effected, necessitated, or contemplated by a merger agreement that has been approved under the terms of the partnership agreement;

(8)
any amendment that our board of directors determines to be necessary or appropriate for the formation by us of, or our investment in, any corporation, partnership or other entity, as otherwise permitted by the partnership agreement;

(9)
a change in our fiscal year or taxable year and related changes;

(10)
certain mergers or conveyances as set forth in our partnership agreement; or

(11)
any other amendments substantially similar to any of the matters described in (1) through (10) above.

In addition, our board of directors may make amendments to the partnership agreement without the approval of any limited partner or our general partner if our board of directors determines that those amendments:

(1)
do not adversely affect the limited partners (or any particular class of limited partners) or our general partner in any material respect;

(2)
are necessary or appropriate to satisfy any requirements, conditions, or guidelines contained in any opinion, directive, order, ruling or regulation of any Marshall Islands authority or statute;

(3)
are necessary or appropriate to facilitate the trading of limited partner interests or to comply with any rule, regulation, guideline or requirement of any securities exchange on which the limited partner interests are or will be listed for trading;

(4)
are necessary or appropriate for any action taken by our board of directors relating to splits or combinations of units under the provisions of the partnership agreement; or

(5)
are required to effect the intent expressed in this prospectus or the intent of the provisions of the partnership agreement or are otherwise contemplated by the partnership agreement.

Opinion of counsel and unitholder approval

Our board of directors will not be required to obtain an opinion of counsel that an amendment will not result in a loss of limited liability to the limited partners if one of the amendments described above under "—Amendment of the Partnership Agreement—No Unitholder Approval" should occur. No other amendments to our partnership agreement will become effective without the approval of holders of at least 90% of the outstanding units voting as a single class unless we obtain an opinion of counsel to the effect that the amendment will not affect the limited liability under applicable law of any of our limited partners.

In addition to the above restrictions, any amendment that would have a material adverse effect on the rights or privileges of any type or class of outstanding units in relation to other classes of units will require the approval of at least a majority of the type or class of units so affected. Any amendment that reduces the voting percentage required to take any action must be approved by the affirmative vote of limited partners whose aggregate outstanding units constitute not less than the voting requirement sought to be reduced.

 Merger, sale, conversion or other disposition of assets

A merger or consolidation of us requires the approval of our board of directors and the prior consent of our general partner. However, to the fullest extent permitted by law, our general partner will have no duty or obligation to consent to any merger or consolidation and may decline to do so free of any fiduciary duty or obligation whatsoever to us or the limited partners, including any duty to act in good faith or in the best interests of us or the limited partners. In addition, our partnership agreement generally prohibits our board of directors, without the prior approval of our general partner and the holders of units representing a unit majority, from causing us to, among other things, sell, exchange, or otherwise dispose of all or substantially all of our assets in a single transaction or a series of related transactions, including by way of merger, consolidation, or other combination, or approving on our behalf the sale, exchange, or other disposition of all or substantially all of the assets of our subsidiaries taken as a whole. Our board of directors may, however, mortgage, pledge, hypothecate, or grant a security interest in all or substantially all of our assets without the prior approval of the holders of units representing a unit majority. Our general partner and our board of directors may also determine to sell all or substantially all of our assets under a foreclosure or other realization upon those encumbrances without the approval of the holders of units representing a unit majority.

If conditions specified in our partnership agreement are satisfied, our board of directors, with the consent of our general partner, may convert us or any of our subsidiaries into a new limited liability entity or merge us or any of our subsidiaries into, or convey some or all of our assets to, a newly formed entity if the sole purpose of that merger or conveyance is to effect a mere change in our legal form into another limited liability entity. The unitholders are not entitled to dissenters' rights of appraisal under our partnership agreement or applicable law in the event of a conversion, merger or consolidation, a sale of substantially all of our assets, or any other transaction or event.

Termination and dissolution

We will continue as a limited partnership until terminated or converted under our partnership agreement. We will dissolve upon:

(1)
the election of our general partner and our board of directors to dissolve us, if approved by the holders of units representing a unit majority;

(2)
at any time there are no limited partners, unless we continue without dissolution in accordance with the Marshall Islands Act;

(3)
the entry of a decree of judicial dissolution of us; or

(4)
the withdrawal or removal of our general partner or any other event that results in its ceasing to be our general partner other than by reason of a transfer of its general partner interest in accordance with the partnership agreement or withdrawal or removal following approval and admission of a successor.

Upon a dissolution under clause (4), the holders of a unit majority may also elect, within specific time limitations, to continue our business on the same terms and conditions described in the partnership agreement by appointing as general partner an entity approved by the holders of units representing a unit majority, subject to our receipt of an opinion of counsel to the effect that the action would not result in the loss of limited liability of any limited partner.

 Liquidation and distribution of proceeds

Upon our dissolution, unless we are continued as a new limited partnership, the liquidator authorized to wind up our affairs will, acting with all of the powers of our board of directors that are necessary or appropriate, liquidate our assets and apply the proceeds of the liquidation as provided in "How We Make Cash Distributions—Distributions of Cash Upon Liquidation." The liquidator may defer liquidation or distribution of our assets for a reasonable period or distribute assets to partners in kind if it determines that a sale would be impractical or would cause undue loss to our partners.

Withdrawal or removal of our general partner

Except as described below, our general partner has agreed not to withdraw voluntarily as our general partner prior to                        , 2024 without obtaining the approval of the holders of at least a majority of the outstanding common units, excluding common units held by our general partner and its affiliates, and furnishing an opinion of counsel regarding limited liability. On or after                       , 2024, our general partner may withdraw as general partner without first obtaining approval of any unitholder by giving 90 days' written notice, and that withdrawal will not constitute a violation of the partnership agreement. Notwithstanding the information above, our general partner may withdraw without unitholder approval upon 90 days' notice to the limited partners if at least 50% of the outstanding common units are held or controlled by one person and its affiliates other than our general partner and its affiliates. In addition, the partnership agreement permits our general partner to sell or otherwise transfer all of its general partner interest in us without the approval of the unitholders. Please read "—Transfer of General Partner Interest" and "—Transfer of Incentive Distribution Rights."

Upon withdrawal of our general partner under any circumstances, other than as a result of a transfer by our general partner of all or a part of its general partner interest in us, the holders of a majority of the outstanding common units and subordinated units, voting as separate classes, may select a successor to that withdrawing general partner. If a successor is not elected, or is elected but an opinion of counsel regarding limited liability cannot be obtained, we will be dissolved, wound up and liquidated, unless within a specified period of time after that withdrawal, the holders of a unit majority agree in writing to continue our business and to appoint a successor general partner. Please read "—Termination and Dissolution."

Our general partner may not be removed unless that removal is approved by the vote of the holders of not less than 66 2/3% of the outstanding common and subordinated units, including units held by our general partner and its affiliates, voting together as a single class, and we receive an opinion of counsel regarding limited liability. The ownership of more than 33 1/3% of the outstanding units by our general partner and its affiliates or controlling our board of directors would provide the practical ability to prevent our general partner's removal. At the closing of this offering, our general partner and its affiliates will own         % of the outstanding common and subordinated units, assuming no exercise of the option to purchase additional common units. Any removal of our general partner is also subject to the successor general partner being approved by the vote of the holders of a majority of the outstanding common units and subordinated units, voting as a single class.

Our partnership agreement also provides that if our general partner is removed as our general partner under circumstances where cause does not exist and units held by our general partner and its affiliates are not voted in favor of that removal:

•
the subordination period will end and all outstanding subordinated units will immediately convert into common units on a one-for-one basis;

•
any existing arrearages in payment of the minimum quarterly distribution on the common units will be extinguished; and

•
our general partner will have the right to convert its general partner interest and its incentive distribution rights into common units or to receive cash in exchange for those interests based on the fair market value of the interests at the time.

In the event of removal of our general partner under circumstances where cause exists or withdrawal of our general partner where that withdrawal violates the partnership agreement, a successor general partner will have the option to purchase the general partner interest and incentive distribution rights owned by the departing general partner for a cash payment equal to the fair market value of those interests. Under all other circumstances where our general partner withdraws or is removed by the limited partners, the departing general partner will have the option to require the successor general partner to purchase the general partner interest of the departing general partner for its fair market value. In each case, this fair market value will be determined by agreement between the departing general partner and the successor general partner. If no agreement is reached, an independent investment banking firm or other independent expert selected by the departing general partner and the successor general partner will determine the fair market value. Or, if the departing general partner and the successor general partner cannot agree upon an expert, then an expert chosen by agreement of the experts selected by each of them will determine the fair market value.

If the option described above is not exercised by either the departing general partner or the successor general partner, the departing general partner's general partner interest and its incentive distribution rights will automatically convert into common units equal to the fair market value of those interests as determined by an investment banking firm or other independent expert selected in the manner described in the preceding paragraph.

In addition, we will be required to reimburse the departing general partner for all amounts due the departing general partner, including, without limitation, any employee related liabilities, including severance liabilities, incurred for the termination of any employees employed by the departing general partner or its affiliates for our benefit.

Transfer of general partner interest

Except for the transfer by our general partner of all, but not less than all, of its general partner interest in us to:

•
an affiliate of our general partner (other than an individual); or

•
another entity as part of the merger or consolidation of our general partner with or into another entity or the transfer by our general partner of all or substantially all of its assets to another entity,

our general partner may not transfer all or any part of its general partner interest in us to another person prior to                       , 2024 without the approval of the holders of at least a majority of the outstanding common units, excluding common units held by our general partner and its affiliates. As a condition of this transfer, the transferee must, among other things, assume the rights and duties of the general partner, agree to be bound by the provisions of the partnership agreement and furnish an opinion of counsel regarding limited liability.

Our general partner and its affiliates may at any time transfer units to one or more persons, without unitholder approval.

 Transfer of ownership interests in general partner

At any time, the members of our general partner may sell or transfer all or part of their respective membership interests in our general partner to an affiliate or a third party without the approval of our unitholders.

Transfer of incentive distribution rights

Our general partner or its affiliates, or a subsequent holder, may transfer any or all of its incentive distribution rights to an affiliate of the holder (other than an individual) or another entity as part of the merger or consolidation of such holder with or into another entity, or sale of all or substantially all of its assets to that entity, without the prior approval of the unitholders. Prior to                       , 2019, other transfers of the incentive distribution rights will require the affirmative vote of holders of a majority of the outstanding common units, excluding common units held by our general partner and its affiliates. On or after                       , 2019, the incentive distribution rights will be freely transferable.

Change of management provisions

The partnership agreement contains specific provisions that are intended to discourage a person or group from attempting to remove Exmar General Partner Ltd. as our general partner or otherwise change management. If any person or group acquires beneficial ownership of more than 4.9% of any class of units then outstanding, that person or group loses voting rights on all of its units in excess of 4.9% of all such units. Our general partner, its affiliates and persons who acquired common units with the prior approval of our board of directors will not be subject to this 4.9% limitation except with respect to voting their common units in the election of the elected directors.

The partnership agreement also provides that if our general partner is removed under circumstances where cause does not exist and units held by our general partner and its affiliates are not voted in favor of that removal:

•
the subordination period will end and all outstanding subordinated units will immediately convert into common units on a one-for-one basis;

•
any existing arrearages in payment of the minimum quarterly distribution on the common units will be extinguished; and

•
our general partner will have the right to convert its general partner interest and incentive distribution rights into common units or to receive cash in exchange for those interests.

Limited call right

If at any time our general partner and its affiliates hold more than 80% of the then-issued and outstanding partnership interests of any class, our general partner will have the right, which it may assign in whole or in part to any of its affiliates or to us, to acquire all, but not less than all, of the remaining partnership interests of the class held by unaffiliated persons as of a record date to be selected by the general partner, on at least 10 but not more than 60 days' notice equal to the greater of (x) the average of the daily closing prices of the partnership interests of such class over the 20 trading days preceding the date three days before the notice of exercise of the call right is first mailed and (y) the highest price paid by our general partner or any of its affiliates for partnership interests of such class during the 90-day period preceding the date such notice is first mailed. Our general partner is not obligated to obtain a fairness opinion regarding the value of the common units to be repurchased by it upon the exercise of this limited call right and has no fiduciary duty in determining whether to exercise this limited call right.

As a result of the general partner's right to purchase outstanding partnership interests, a holder of partnership interests may have the holder's partnership interests purchased at an undesirable time or price. The tax consequences to a unitholder of the exercise of this call right are the same as a sale by that unitholder of common units in the market. Please read "Material U.S. Federal Income Tax Considerations—U.S. Federal Income Taxation of U.S. Holders—Sale, Exchange or Other Disposition of Common Units" and "Material U.S. Federal Income Tax Considerations—U.S. Federal Income Taxation of Non-U.S. Holders—Disposition of Units."

At the completion of this offering and assuming no exercise of the underwriters' option to purchase additional common units, EXMAR, the sole member of our general partner, will own         % of our common units. At the end of the subordination period, assuming no additional issuances of common units, no exercise of the underwriters' option to purchase additional common units and conversion of all of our subordinated units into common units, EXMAR will own         % of our common units.

Board of directors

Under our partnership agreement, our general partner has delegated to our board of directors the authority to oversee and direct our operations, policies and management on an exclusive basis, and such delegation will be binding on any successor general partner of the partnership. Immediately following this offering, our board of directors will be comprised of                       persons appointed by EXMAR in its sole discretion. EXMAR expects to appoint                       additional directors prior to our first annual meeting of unitholders. Following our first annual meeting of unitholders, our board will consist of five members, two of whom will be appointed by our general partner in its sole discretion and three of whom will be elected by our common unitholders.

Our board of directors nominates individuals to stand for election as elected board members on a staggered basis at an annual meeting of our limited partners. In addition, any limited partner or group of limited partners that holds beneficially 10% or more of the outstanding common units is entitled to nominate one or more individuals to stand for election as elected board members at the annual meeting by providing written notice to our board of directors not more than 120 days nor less than 90 days prior to the meeting. However, if the date of the annual meeting is not publicly announced by us at least 100 days prior to the date of the meeting, the notice must be delivered to our board of directors not later than 10 days following the public announcement of the meeting date. The notice must set forth:

•
the name and address of the limited partner or limited partners making the nomination or nominations;

•
the number of common units beneficially owned by the limited partner or limited partners;

•
the information regarding the nominee(s) proposed by the limited partner or limited partners as required to be included in a proxy statement relating to the solicitation of proxies for the election of directors filed pursuant to the proxy rules of the SEC;

•
the written consent of the nominee(s) to serve as a member of our board of directors if so elected; and

•
a certification that the nominee(s) qualify as elected board members.

Our general partner may remove an appointed board member with or without cause at any time. "Cause" generally means a court's finding a person liable for actual fraud or willful misconduct in his or its capacity as a director. Any and all of the board members may be removed at any time for cause by the affirmative vote of a majority of the other board members. Any and all of the board members appointed by our general partner may be removed for cause at a properly called meeting of the limited partners by a majority vote of the outstanding units, voting as a single class. If any appointed board member is removed, resigns or is otherwise unable to serve as a board member, our general partner may fill the vacancy. Any and all of the board members elected by the common unitholders may be removed for cause at a properly called meeting of the limited partners by a majority vote of the outstanding common units. If any elected board member is removed, resigns or is otherwise unable to serve as a board member, the vacancy may be filled by a majority of the other elected board members then serving.

Meetings; voting

Except as described below regarding a person or group owning more than 4.9% of any class of units then outstanding, unitholders who are record holders of units on the record date will be entitled to notice of, and to vote at, meetings of our limited partners and to act upon matters for which approvals may be solicited.

We will hold a meeting of the limited partners every year to elect one or more members of our board of directors and to vote on any other matters that are properly brought before the meeting. Any action that is required or permitted to be taken by the unitholders may be taken either at a meeting of the unitholders or without a meeting if consents in writing describing the action so taken are signed by holders of the number of units necessary to authorize or take that action at a meeting. Meetings of the unitholders may be called by our board of directors or by unitholders owning at least 20% of the outstanding units of the class for which a meeting is proposed. Unitholders may vote either in person or by proxy at meetings. The holders of 33 1/3% of the outstanding units of the class or classes for which a meeting has been called, represented in person or by proxy, will constitute a quorum unless any action by the unitholders requires approval by holders of a greater percentage of the units, in which case the quorum will be the greater percentage.

Each record holder of a unit may vote according to the holder's percentage interest in us, although additional limited partner interests having special voting rights could be issued. Please read "—Issuance of Additional Securities." However, to preserve our ability to be exempt from U.S. federal income tax under Section 883 of the Code, if at any time any person or group acquires, in the aggregate, beneficial ownership of more than 4.9% of all units then outstanding, that person or group will lose voting rights on all of its units in excess of 4.9% of all such units and those units in excess of 4.9% may not be voted on any matter and will not be considered to be outstanding when sending notices of a meeting of unitholders, calculating required votes (except for purposes of nominating a person for election to our board), determining the presence of a quorum, or for other similar purposes. The voting rights of any such unitholders in excess of 4.9% will effectively be redistributed pro rata among the other common unitholders holding less than 4.9% of the voting power of all classes of units entitled to vote. Our general partner, its affiliates and persons who acquired common units with the prior approval of our board of directors will not be subject to this 4.9% limitation except with respect to voting their common units in the election of the elected directors. Units held in nominee or street name account will be voted by the broker or other nominee in accordance with the instruction of the beneficial owner unless the arrangement between the beneficial owner and his nominee provides otherwise. Except as the partnership agreement otherwise provides, subordinated units will vote together with common units as a single class.

Any notice, demand, request report, or proxy material required or permitted to be given or made to record holders of common units under the partnership agreement will be delivered to the record holder by us or by the transfer agent.

Status as limited partner or assignee

Except as described above under "—Limited Liability," the common units will be fully paid, and unitholders will not be required to make additional contributions. By transfer of common units in accordance with our partnership agreement, each transferee of common units will be admitted as a limited partner with respect to the common units transferred when such transfer and admission is reflected in our books and records.

Indemnification

Under the partnership agreement, in most circumstances, we will indemnify the following persons, to the fullest extent permitted by law, from and against all losses, claims, damages or similar events:

(1)
our general partner;

(2)
any departing general partner;

(3)
any person who is or was an affiliate of our general partner or any departing general partner;

(4)
any person who is or was an officer, director, member, fiduciary or trustee of any entity described in (1), (2) or (3) above;

(5)
any person who is or was serving as a director, officer, member, fiduciary or trustee of another person at the request of our board of directors, our general partner or any departing general partner;

(6)
any person designated by our board of directors; and

(7)
the members of our board of directors.

Any indemnification under these provisions will only be out of our assets. Unless it otherwise agrees, our general partner will not be personally liable for, or have any obligation to contribute or lend funds or assets to us to enable us to effectuate, indemnification. We may purchase insurance against liabilities asserted against and expenses incurred by persons for our activities, regardless of whether we would have the power to indemnify the person against liabilities under the partnership agreement.

Reimbursement of expenses

Our partnership agreement requires us to reimburse the members of our board of directors for their out-of-pocket costs and expenses incurred in the course of their service to us. Our partnership agreement also requires us to reimburse our general partner for all expenses it incurs or payments it makes on our behalf and all other expenses allocable to us or otherwise incurred by our general partner in connection with operating our business. These expenses include salary, bonus, incentive compensation and other amounts paid to persons who perform services for us or on our behalf, and expenses allocated to us or our general partner by our board of directors.

 Books and reports

Our general partner is required to keep appropriate books and records of our business at our principal offices. The books will be maintained for both tax and financial reporting purposes on an accrual basis. For tax and fiscal reporting purposes, our fiscal year is the calendar year.

We will furnish or make available to record holders of common units, within 120 days after the close of each fiscal year, an annual report containing audited financial statements and a report on those financial statements by our independent registered public accounting firm. Except for our fourth quarter, we will also furnish or make available summary financial information within 90 days after the close of each quarter.

Right to inspect our books and records

The partnership agreement provides that a limited partner can, for a purpose reasonably related to his interest as a limited partner, upon reasonable written demand stating the purpose of such demand and at the limited partner's own expense, have furnished to the limited partner:

(1)
a current list of the name and last known address of each partner;

(2)
information as to the amount of cash, and a description and statement of the agreed value of any other property or services, contributed or to be contributed by each partner and the date on which each became a partner;

(3)
copies of the partnership agreement, the certificate of limited partnership of the partnership, and related amendments;

(4)
information regarding the status of our business and financial position; and

(5)
any other information regarding our affairs as is just and reasonable.

Our board of directors may, and intends to, keep confidential from the limited partners trade secrets or other information the disclosure of which our board of directors believes in good faith is not in our best interests or that we are required by law or by agreements with third parties to keep confidential.

Registration rights

Under the partnership agreement, we have agreed to register for resale under the Securities Act and applicable state securities laws any common units, subordinated units or other partnership interests proposed to be sold by our general partner or any of its affiliates or their assignees if an exemption from the registration requirements is not otherwise available or advisable. These registration rights continue for two years following any withdrawal or removal of Exmar General Partner Ltd. as our general partner. We are obligated to pay all expenses incidental to the registration, excluding underwriting discounts and commissions. In connection with these registration rights, we will not be required to pay any damages or penalties related to any delay or failure to file a registration statement or to the failure to cause a registration statement to become effective. Please read "Units Eligible for Future Sale."

Units eligible for future sale

After the sale of the common units offered by this prospectus, our general partner and its affiliates will hold an aggregate of                        common units and                       subordinated units. All of the subordinated units will convert into common units at the end of the subordination period. The sale of these common and subordinated units could have an adverse impact on the price of the common units or on any trading market that may develop.

The common units sold in this offering will generally be freely transferable without restriction or further registration under the Securities Act. However, any common units held by an "affiliate" of ours may not be resold publicly except in compliance with the registration requirements of the Securities Act or under an exemption from the registration requirements of the Securities Act pursuant to Rule 144 or otherwise. Rule 144 permits securities acquired by an affiliate of ours to be sold into the market in an amount that does not exceed, during any three month period, the greater of:

•
1% of the total number of the class of securities outstanding; or
•
the average weekly reported trading volume of the common units for the four calendar weeks prior to the sale.

Sales under Rule 144 are also subject to specific manner of sale provisions, holding period requirements, notice requirements and the availability of current public information about us. A person who is not deemed to have been an affiliate of ours at any time during the three months preceding a sale, and who has beneficially owned common units for at least six months (provided we are in compliance with the current public information requirement) or one year (regardless of whether we are in compliance with the current public information requirement), would be entitled to sell those common units under Rule 144 without regard to the public information requirements, volume limitations, manner of sale provisions, and notice requirements of Rule 144.

Our partnership agreement provides that we may issue an unlimited number of limited partner interests of any type without a vote of the unitholders. Any issuance of additional common units or other equity securities would result in a corresponding decrease in the proportionate ownership interest in us represented by, and could adversely affect the cash distributions to and market price of, common units then outstanding. Please read "The Partnership Agreement—Issuance of Additional Securities."

Under our partnership agreement, our general partner and its affiliates have the right to cause us to register under the Securities Act and applicable state securities laws the offer and sale of any common units that they hold. Subject to the terms and conditions of the partnership agreement, these registration rights allow our general partner and its affiliates or their assignees holding any common units to require registration of any of these common units and to include any of these common units in a registration by us of other common units, including common units offered by us or by any unitholder. Our general partner and its affiliates will continue to have these registration rights for two years following its withdrawal or removal as our general partner. In connection with any registration of this kind, we will indemnify each unitholder participating in the registration and its officers, directors and controlling persons from and against any liabilities under the Securities Act or any applicable state securities laws arising from the registration statement or prospectus. We will bear all costs and expenses incidental to any registration, excluding any underwriting discounts and commissions. Except as described below, our general partner and its affiliates may sell their common units in private transactions at any time, subject to compliance with applicable laws.

We, our directors and executive officers, our subsidiaries and our general partner and its affiliates, including EXMAR, have agreed not to sell any common units for a period of 180 days from the date of this prospectus, subject to certain exceptions and extensions. Please read "Underwriting" for a description of these lock-up provisions.

 Material U.S. federal income tax considerations

The following is a discussion of the material U.S. federal income tax considerations that may be relevant to prospective unitholders and, unless otherwise noted in the following discussion, is the opinion of Vinson & Elkins L.L.P., our U.S. counsel, insofar as it contains legal conclusions with respect to matters of U.S. federal income tax law. The opinion of our counsel is dependent on the accuracy of factual representations made by us to them, including descriptions of our operations contained herein.

This discussion is based upon provisions of the Code, Treasury Regulations, and current administrative rulings and court decisions, all as in effect or existence on the date of this prospectus and all of which are subject to change, possibly with retroactive effect. Changes in these authorities may cause the tax consequences of unit ownership to vary substantially from the consequences described below. Unless the context otherwise requires, references in this section to "we," "our" or "us" are references to Exmar Energy Partners LP.

The following discussion applies only to beneficial owners of common units that own the common units as "capital assets" within the meaning of Section 1221 of the Code (i.e., generally, for investment purposes) and is not intended to be applicable to all categories of investors, such as unitholders subject to special tax rules (e.g., financial institutions, insurance companies, broker dealers, tax-exempt organizations, retirement plans or individual retirement accounts or former citizens or long-term residents of the United States), persons who will hold the units as part of a straddle, hedge, conversion, constructive sale or other integrated transaction for U.S. federal income tax purposes, or persons that have a functional currency other than the U.S. dollar, each of whom may be subject to tax rules that differ significantly from those summarized below. If a partnership or other entity classified as a partnership for U.S. federal income tax purposes holds our common units, the tax treatment of its partners generally will depend upon the status of the partner and the activities of the partnership. If you are a partner in a partnership holding our common units, you should consult your own tax advisor regarding the tax consequences to you of the partnership's ownership of our common units.

No ruling has been or will be requested from the IRS regarding any matter affecting us or prospective unitholders. The opinions and statements made herein may be challenged by the IRS and, if so challenged, may not be sustained upon review in a court. This discussion does not contain information regarding any U.S. state or local, estate, gift or alternative minimum tax considerations concerning the ownership or disposition of common units. This discussion does not comment on all aspects of U.S. federal income taxation that may be important to particular unitholders in light of their individual circumstances, and each prospective unitholder is urged to consult its own tax advisor regarding the U.S. federal, state, local and other tax consequences of the ownership or disposition of common units.

Election to be treated as a corporation

We have elected to be treated as a corporation for U.S. federal income tax purposes. Consequently, among other things, U.S. Holders (as defined below) will not directly be subject to U.S. federal income tax on our income, but rather will be subject to U.S. federal income tax on distributions received from us and dispositions of units as described below.

 U.S. federal income taxation of U.S. holders

As used herein, the term "U.S. Holder" means a beneficial owner of our common units that owns (actually or constructively) less than 10.0% of our equity and that is:

•
an individual U.S. citizen or resident (as determined for U.S. federal income tax purposes),

•
a corporation (or other entity that is classified as a corporation for U.S. federal income tax purposes) organized under the laws of the United States or any of its political subdivisions,

•
an estate the income of which is subject to U.S. federal income taxation regardless of its source, or

•
a trust if (i) a court within the United States is able to exercise primary jurisdiction over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust or (ii) the trust has a valid election in effect to be treated as a U.S. person for U.S. federal income tax purposes.

U.S. federal taxation of distributions

Subject to the discussion below of the rules applicable to PFICs, any distributions to a U.S. Holder made by us with respect to our common units generally will constitute dividends, to the extent of our current and accumulated earnings and profits, as determined under U.S. federal income tax principles. Distributions in excess of our earnings and profits will be treated first as a nontaxable return of capital to the extent of the U.S. Holder's tax basis in its common units and thereafter as capital gain. U.S. Holders that are corporations generally will not be entitled to claim a dividends received deduction with respect to distributions they receive from us because we are not a U.S. corporation. Dividends received with respect to our common units generally will be treated as "passive category income" for purposes of computing allowable foreign tax credits for U.S. federal income tax purposes.

Dividends received with respect to our common units by a U.S. Holder that is an individual, trust or estate ("U.S. Individual Holder") generally will be treated as "qualified dividend income" that is taxable to such U.S. Individual Holder at preferential capital gain tax rates provided that: (i) our common units are readily tradable on an established securities market in the United States (such as the NYSE on which we expect our common units to be approved for listing); (ii) we are not a PFIC for the taxable year during which the dividend is paid or the immediately preceding taxable year (which, based on our current and projected methods of operation and an opinion of counsel, we do not believe we are, have been or will be, as discussed below under "—PFIC Status and Significant Tax Consequences"); (iii) the U.S. Individual Holder has owned the common units for more than 60 days during the 121-day period beginning 60 days before the date on which the common units become ex-dividend (and has not entered into certain risk limiting transactions with respect to such common units); and (iv) the U.S. Individual Holder is not under an obligation to make related payments with respect to positions in substantially similar or related property. There is no assurance that any dividends paid on our common units will be eligible for these preferential rates in the hands of a U.S. Individual Holder, and any dividends paid on our common units that are not eligible for these preferential rates will be taxed as ordinary income to a U.S. Individual Holder.

Special rules may apply to any amounts received in respect of our common units that are treated as "extraordinary dividends." In general, an extraordinary dividend is a dividend with respect to a common unit that is equal to or in excess of 10.0% of a unitholder's adjusted tax basis (or fair market value upon the unitholder's election) in such common unit. In addition, extraordinary dividends include dividends received within a one year period that, in the aggregate, equal or exceed 20.0% of a unitholder's adjusted tax basis (or fair market value). If we pay an "extraordinary dividend" on our common units that is treated as "qualified dividend income," then any loss recognized by a U.S. Individual Holder from the sale or exchange of such common units will be treated as long-term capital loss to the extent of the amount of such dividend.

Ratio of dividend income to distributions

The amount of distributions we pay on our common units that is treated as dividend income will depend upon the amount of our current and accumulated earnings and profits. We will compute our earnings and profits for each taxable year in accordance with U.S. federal income tax principles. We estimate that approximately         % of the total cash distributions received by a purchaser of common units in this offering that holds such common units through December 31, 2016 will constitute dividend income. The remaining portion of these distributions, determined on a cumulative basis, will be treated first as a nontaxable return of capital to the extent of the purchaser's tax basis in its common units and thereafter as capital gain. These estimates are based upon the assumption that we will pay the minimum quarterly distribution of $              per unit on our common units during the referenced period and on other assumptions with respect to our earnings, capital expenditures and cash flow for this period. These estimates and assumptions are subject to, among other things, numerous business, economic, regulatory, competitive and political uncertainties that are beyond our control. Further, these estimates are based on current U.S. federal income tax law and tax reporting positions that we will adopt and with which the IRS could disagree. Accordingly, we cannot assure you that these estimates will prove to be correct. The actual percentage of total cash distributions that will constitute dividend income could be higher or lower, and any differences could be material or could materially affect the value of the common units.

Sale, exchange or other disposition of common units

Subject to the discussion of PFIC status below, a U.S. Holder generally will recognize capital gain or loss upon a sale, exchange or other disposition of our units in an amount equal to the difference between the amount realized by the U.S. Holder from such sale, exchange or other disposition and the U.S. Holder's adjusted tax basis in such units. The U.S. Holder's initial tax basis in its units generally will be the U.S. Holder's purchase price for the units and that tax basis will be reduced (but not below zero) by the amount of any distributions on the units that are treated as non-taxable returns of capital (as discussed above under "—U.S. Federal Taxation of Distributions" and "—Ratio of Dividend Income to Distributions"). Such gain or loss will be treated as long-term capital gain or loss if the U.S. Holder's holding period is greater than one year at the time of the sale, exchange or other disposition. Certain U.S. Holders (including individuals) may be eligible for preferential rates of U.S. federal income tax in respect of long-term capital gains. A U.S. Holder's ability to deduct capital losses is subject to limitations. Such capital gain or loss generally will be treated as U.S. source income or loss, as applicable, for U.S. foreign tax credit purposes.

Medicare tax on net investment income

Certain U.S. Holders, including individuals, estates and trusts, will be subject to an additional 3.8% Medicare tax on, among other things, dividends and capital gains from the sale or other disposition of equity interests for taxable years beginning after December 31, 2012. For individuals, the additional Medicare tax applies to the lesser of (i) "net investment income" or (ii) the excess of "modified adjusted gross income" over $200,000 ($250,000 if married and filing jointly or $125,000 if married and filing separately). "Net investment income" generally equals the taxpayer's gross investment income reduced by deductions that are allocable to such income. Unitholders should consult their tax advisors regarding the implications of the additional Medicare tax resulting from their ownership and disposition of our common units.

PFIC status and significant tax consequences

Adverse U.S. federal income tax rules apply to a U.S. Holder that owns an equity interest in a non-U.S. corporation that is classified as a PFIC for U.S. federal income tax purposes. In general, we will be treated as a PFIC with respect to a U.S. Holder if, for any taxable year in which the holder held our units, either:

•
at least 75.0% of our gross income (including the gross income of our vessel-owning joint ventures) for such taxable year consists of passive income (e.g., dividends, interest, capital gains and rents derived other than in the active conduct of a rental business); or

•
at least 50.0% of the average value of the assets held by us (including the assets of our vessel-owning joint ventures) during such taxable year produce, or are held for the production of, passive income.

Income earned, or treated as earned (for U.S. federal income tax purposes), by us in connection with the performance of services would not constitute passive income. By contrast, rental income generally would constitute "passive income" unless we were treated as deriving that rental income in the active conduct of a trade or business under the applicable rules.

Based on our current and projected methods of operation, and an opinion of counsel, we do not believe that we will be a PFIC for our initial taxable year, and we expect that we will not be a PFIC for any future taxable year. We have received an opinion of our U.S. counsel, Vinson & Elkins L.L.P., in support of this position that concludes that the income our subsidiaries earn from our present time-chartering activities should not constitute passive income for purposes of determining whether we are a PFIC. In addition, we have represented to our U.S. counsel that we expect that more than 25.0% of our gross income for our current taxable year and each future year will arise from such time-chartering activities, and more than 50.0% of the average value of our assets for each such year will be held for the production of such nonpassive income. Assuming the composition of our income and assets is consistent with those expectations, and assuming the accuracy of other representations we have made to our U.S. counsel for purposes of their opinion, our U.S. counsel is of the opinion that we should not be a PFIC for our current taxable year or any future year. This opinion is based and its accuracy is conditioned on representations, valuations and projections provided by us regarding our assets, income and charters to our U.S. counsel. While we believe these representations, valuations and projections to be accurate, the shipping market is volatile and no assurance can be given that they will continue to be accurate at any time in the future.

Our counsel has indicated to us that the conclusions described above are not free from doubt. While there is legal authority supporting our counsel's conclusions, including IRS pronouncements concerning the characterization of income derived from time charters as services income, the United States Court of Appeals for the Fifth Circuit (the "Fifth Circuit") held in Tidewater Inc. v. United States, 565 F.3d 299 (5th Cir. 2009) that income derived from certain marine time charter agreements should be treated as rental income rather than services income for purposes of a "foreign sales corporation" provision of the Code. In that case, the Fifth Circuit did not address the definition of passive income or the PFIC rules; however, the reasoning of the case could have implications as to how the income from a time charter would be classified under such rules. If the reasoning of this case were extended to the PFIC context, the gross income we derive or are deemed to derive from our time chartering activities may be treated as rental income, and we would likely be treated as a PFIC. The IRS has announced its nonacquiescence with the court's holding in the Tidewater case and, at the same time, announced the position of the IRS that the marine time charter agreements at issue in that case should be treated as service contracts.

Distinguishing between arrangements treated as generating rental income and those treated as generating services income involves weighing and balancing competing factual considerations, and there is no legal authority under the PFIC rules addressing our specific method of operation. Conclusions in this area therefore remain matters of interpretation. We are not seeking a ruling from the IRS on the treatment of income generated from our time chartering operations, and the opinion of our counsel is not binding on the IRS or any court. Thus, while we have received an opinion of counsel in support of our position, it is possible that the IRS or a court could disagree with this position and the opinion of our counsel. In addition, although we intend to conduct our affairs in a manner to avoid being classified as a PFIC with respect to any taxable year, we cannot assure you that the nature of our operations will not change in the future and that we will not become a PFIC in any future taxable year.

As discussed more fully below, if we were to be treated as a PFIC for any taxable year, a U.S. Holder would be subject to different taxation rules depending on whether the U.S. Holder makes an election to treat us as a "Qualified Electing Fund," which we refer to as a "QEF election." As an alternative to making a QEF election, a U.S. Holder should be able to make a "mark-to-market" election with respect to our common units, as discussed below. If we are a PFIC, a U.S. Holder will be subject to the PFIC rules described herein with respect to any of our subsidiaries that are PFICs. However, the mark-to-market election discussed below will likely not be available with respect to shares of such PFIC subsidiaries. In addition, if a U.S. Holder owns our common units during any taxable year that we are a PFIC, such holder must file an annual report with the IRS.

Taxation of U.S. Holders making a timely QEF election

If a U.S. Holder makes a timely QEF election (an "Electing Holder"), then, for U.S. federal income tax purposes, that holder must report as income for its taxable year its pro rata share of our ordinary earnings and net capital gain, if any, for our taxable years that end with or within the taxable year for which that holder is reporting, regardless of whether or not the Electing Holder received distributions from us in that year. The Electing Holder's adjusted tax basis in the common units will be increased to reflect taxed but undistributed earnings and profits. Distributions of earnings and profits that were previously taxed will result in a corresponding reduction in the Electing Holder's adjusted tax basis in common units and will not be taxed again once distributed. An Electing Holder generally will recognize capital gain or loss on the sale, exchange or other disposition of our common units. A U.S. Holder makes a QEF election with respect to any year that we are a PFIC by filing IRS Form 8621 with its U.S. federal income tax return. If contrary to our expectations, we determine that we are treated as a PFIC for any taxable year, we will provide each U.S. Holder with the information necessary to make the QEF election described above.

Taxation of U.S. Holders making a "mark-to-market" election

If we were to be treated as a PFIC for any taxable year and, as we anticipate, our units were treated as "marketable stock," then, as an alternative to making a QEF election, a U.S. Holder would be allowed to make a "mark-to-market" election with respect to our common units, provided the U.S. Holder completes and files IRS Form 8621 in accordance with the relevant instructions and related Treasury Regulations. If that election is made, the U.S. Holder generally would include as ordinary income in each taxable year the excess, if any, of the fair market value of the U.S. Holder's common units at the end of the taxable year over the holder's adjusted tax basis in the common units. The U.S. Holder also would be permitted an ordinary loss in respect of the excess, if any, of the U.S. Holder's adjusted tax basis in the common units over the fair market value thereof at the end of the taxable year, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. A U.S. Holder's tax basis in its common units would be adjusted to reflect any such income or loss recognized. Gain recognized on the sale, exchange or other disposition of our common units would be treated as ordinary income, and any loss recognized on the sale, exchange or other disposition of the common units would be treated as ordinary loss to the extent that such loss does not exceed the net mark-to-market gains previously included in income by the U.S. Holder. Because the mark-to-market election only applies to marketable stock, however, it would not apply to a U.S. Holder's indirect interest in any of our subsidiaries that were determined to be PFICs.

Taxation of U.S. Holders not making a timely QEF or mark-to-market Election

If we were to be treated as a PFIC for any taxable year, a U.S. Holder that does not make either a QEF election or a "mark-to-market" election for that year ("Non-Electing Holder") would be subject to special rules resulting in increased tax liability with respect to (1) any excess distribution (i.e., the portion of any distributions received by the Non-Electing Holder on our common units in a taxable year in excess of 125.0% of the average annual distributions received by the Non-Electing Holder in the three preceding taxable years, or, if shorter, the Non-Electing Holder's holding period for the common units), and (2) any gain realized on the sale, exchange or other disposition of the units. Under these special rules:

•
the excess distribution or gain would be allocated ratably over the Non-Electing Holder's aggregate holding period for the common units;

•
the amount allocated to the current taxable year and any taxable year prior to the taxable year we were first treated as a PFIC with respect to the Non-Electing Holder would be taxed as ordinary income; and

•
the amount allocated to each of the other taxable years would be subject to tax at the highest rate of tax in effect for the applicable class of taxpayers for that year, and an interest charge for the deemed deferral benefit would be imposed with respect to the resulting tax attributable to each such other taxable year.

U.S. federal income taxation of non-U.S. holders

A beneficial owner of our common units (other than a partnership or an entity or arrangement treated as a partnership for U.S. federal income tax purposes) that is not a U.S. Holder is referred to as a Non-U.S. Holder. If you are a partner in a partnership (or an entity or arrangement treated as a partnership for U.S. federal income tax purposes) holding our common units, you should consult your own tax advisor regarding the tax consequences to you of the partnership's ownership of our common units.

Distributions

Distributions we pay to a Non-U.S. Holder will not be subject to U.S. federal income tax or withholding tax if the Non-U.S. Holder is not engaged in a U.S. trade or business. If the Non-U.S. Holder is engaged in a U.S. trade or business, our distributions will be subject to U.S. federal income tax to the extent they constitute income effectively connected with the Non-U.S. Holder's U.S. trade or business. However, distributions paid to a Non-U.S. Holder that is engaged in a trade or business may be exempt from taxation under an income tax treaty if the income arising from the distribution is not attributable to a U.S. permanent establishment maintained by the Non-U.S. Holder.

Disposition of units

In general, a Non-U.S. Holder is not subject to U.S. federal income tax or withholding tax on any gain resulting from the disposition of our common units provided the Non-U.S. Holder is not engaged in a U.S. trade or business. A Non-U.S. Holder that is engaged in a U.S. trade or business will be subject to U.S. federal income tax in the event the gain from the disposition of units is effectively connected with the conduct of such U.S. trade or business (provided, in the case of a Non-U.S. Holder entitled to the benefits of an income tax treaty with the United States, such gain also is attributable to a U.S. permanent establishment). However, even if not engaged in a U.S. trade or business, individual Non-U.S. Holders may be subject to tax on gain resulting from the disposition of our common units if they are present in the United States for 183 days or more during the taxable year in which those units are disposed and meet certain other requirements.

Backup withholding and information reporting

In general, payments to a non-corporate U.S. Holder of distributions or the proceeds of a disposition of common units will be subject to information reporting. These payments to a non-corporate U.S. Holder also may be subject to backup withholding if the non-corporate U.S. Holder:

•
fails to provide an accurate taxpayer identification number;

•
is notified by the IRS that it has failed to report all interest or corporate distributions required to be reported on its U.S. federal income tax returns; or

•
in certain circumstances, fails to comply with applicable certification requirements.

Non-U.S. Holders may be required to establish their exemption from information reporting and backup withholding by certifying their status on IRS Form W-8BEN, W-8ECI or W-8IMY, as applicable.

Backup withholding is not an additional tax. Rather, a unitholder generally may obtain a credit for any amount withheld against its liability for U.S. federal income tax (and obtain a refund of any amounts withheld in excess of such liability) by timely filing a U.S. federal income tax return with the IRS.

U.S. Holders purchasing more than $100,000 of our common units in this offering generally will be required to file IRS Form 926 reporting that payment to us. For purposes of determining the total dollar value of common units purchased by a U.S. Holder in this offering, units purchased by certain related parties (including family members) are included. Substantial penalties may be imposed upon a U.S. Holder that fails to comply with this reporting obligation. Each U.S. Holder should consult its own tax advisor as to the possible obligation to file IRS Form 926.

In addition, individual citizens or residents of the United States holding certain "foreign financial assets" (which generally includes stock and other securities issued by a foreign person unless held in account maintained by a financial institution) that exceed certain thresholds (the lowest being holding foreign financial assets with an aggregate value in excess of (1) $50,000 on the last day of the taxable year or (2) $75,000 at any time during the taxable year) are required to report information relating to such assets. Significant penalties may apply for failure to satisfy these reporting obligations. U.S. Holders should consult their tax advisors regarding their obligations, if any, under this legislation as a result of their purchase, ownership or disposition of our units.

Non-United States tax considerations

Marshall Islands tax consequences

The following discussion is based upon the opinion of Watson, Farley & Williams LLP, our counsel as to matters of the laws of the Republic of the Marshall Islands, and the current laws of the Republic of the Marshall Islands applicable to persons who do not reside in, maintain offices in or engage in business in the Republic of the Marshall Islands.

Because we and our subsidiaries do not and do not expect to conduct business or operations in the Republic of the Marshall Islands, and because all documentation related to this offering will be executed outside of the Republic of the Marshall Islands, under current Marshall Islands law you will not be subject to Marshall Islands taxation or withholding on distributions, including upon distributions treated as a return of capital, we make to you as a unitholder. In addition, you will not be subject to Marshall Islands stamp, capital gains or other taxes on the purchase, ownership or disposition of common units, and you will not be required by the Republic of the Marshall Islands to file a tax return relating to your ownership of common units.

Belgium tax consequences

The following discussion is based upon the opinion of Stibbe SCRL, our adviser as to taxation matters under the laws of Belgium that may be relevant to prospective unitholders who are persons not resident in Belgium for taxation purposes (hereafter referred to as "Non-Belgian Holders").

Taxation of Non-Belgian Holders

Under the Belgian Income Tax Code, prospective unitholders who are persons not resident or individuals not ordinarily resident for tax purposes in Belgium (hereafter referred to as "Non-Belgian Holders") will not be subject to any taxes in Belgium on income or profits in respect of the acquisition, holding, disposition or redemption of the common units, provided that:

•
We are not treated as carrying on business in Belgium; and

•
Either of the following conditions is met:

•
If such holders are resident in a country that does not have an income tax treaty with Belgium, such holders are not engaged in a Belgian trade or business to which the common units are effectively connected; or

•
If such holders are resident in a country that has an income tax treaty with Belgium, such holders do not have a permanent establishment in Belgium to which the common units are effectively connected.

Distributions received by a Non-Belgian resident holder through a partnership would be subject to Belgian withholding tax if the partnership would be considered as a Belgian tax resident. While we intend to conduct our affairs in such a manner that our business will not be treated as managed and controlled in Belgium at any time in the future, this determination is dependent upon the facts existing at such time, including (but not limited to) the place where our board of directors meets and the place where our management makes decisions or takes certain actions affecting our business. Stibbe SCRL has advised us regarding certain measures we can take to limit the risk that that our business may be treated as managed from or controlled in Belgium. Stibbe SCRL has concluded that, provided we adopt these measures and otherwise conduct our affairs in a manner consistent with our Belgian tax counsel's advice, which we intend to do, we should not be treated as a Belgian tax resident or as carrying on business in Belgium for taxation purposes. Please read "Business—Taxation of the Partnership—Hong Kong Taxation." Consequently, no Belgian withholding tax should apply to dividend distributions to Non-Belgian Holders. Nonetheless, there is no legal authority addressing our specific circumstances, and conclusions in this area remain matters of interpretation. Thus, it is possible that the Belgian taxation authority could challenge, or a court could disagree with, our position.

If we were considered to be a Belgian tax resident managed out of Belgium, dividends to non-Belgian common unitholders would in principle be subject to a domestic withholding tax at a 25% rate (or lower if the double tax treaty foresees in a lower rate). If we were considered a Marshall Islands tax resident, no Belgian withholding tax would be due on the dividends paid.

Hong Kong tax consequences

Under the Inland Revenue Ordinance, any persons that are not regarded as carrying on business in Hong Kong should not be subject to any Hong Kong profits tax in respect of the acquisition, holding, disposition or redemption of the common units. Whether a person is regarded as carrying on business in Hong Kong is a question of fact. We expect to conduct our affairs so that common unitholders should not be subject to Hong Kong profits tax as a result of the ownership, disposition or redemption of common units. As such, investors should seek independent tax advice in this regard prior to investing into the fund.

EACH PROSPECTIVE UNITHOLDER IS URGED TO CONSULT HIS OWN TAX COUNSEL OR OTHER ADVISOR WITH REGARD TO THE LEGAL AND TAX CONSEQUENCES OF UNIT OWNERSHIP UNDER THEIR PARTICULAR CIRCUMSTANCES.

Underwriting

J.P. Morgan Securities LLC, Merrill Lynch, Pierce, Fenner & Smith Incorporated and Citigroup Global Markets Inc. are acting as representatives of the underwriters named below. Subject to the terms and conditions of the underwriting agreement, the underwriters named below, through the representatives, have severally agreed to purchase from us the following respective number of common units:

Name	Number of common units

J.P. Morgan Securities LLC
Merrill Lynch, Pierce, Fenner & Smith Incorporated
Citigroup Global Markets Inc.

Total

The underwriting agreement provides that the obligations of the underwriters are subject to certain conditions precedent, including the absence of any material adverse change in our business and the receipt of certain certificates, opinions and letters from us, our counsel and the independent auditors. The underwriters are committed to purchase all of the common units offered by us if they purchase any common units.

The following table shows the per common unit and total underwriting discounts and commissions we will pay to the underwriters. Such amounts are shown assuming both no exercise and full exercise of the underwriters' option to purchase additional common units.

Commissions and expenses

	No exercise	Exercise

Per common units(1)
Total(1)

(1)    Excludes an aggregate structuring fee of $              , payable by us to J.P. Morgan Securities LLC.

We will pay J.P. Morgan Securities LLC an aggregate structuring fee equal to         % of the gross proceeds of this offering for evaluation, analysis and structuring of our partnership.

We estimate that the total expenses of this offering, excluding underwriting discounts and commissions, will be approximately $               million.

In addition, the underwriters may receive reimbursement of fees and disbursements of counsel up to $              in connection with the review and qualification of the offering of the common units by FINRA.

The underwriters propose to offer the common units directly to the public at the initial public offering price set forth on the cover page of this prospectus and to certain dealers at the price less a concession not in excess of $              per common unit. The underwriters may allow, and such dealers may reallow, a concession not in excess of $              per common unit to other dealers. After the initial public offering of the common units, the offering price and other selling terms may be changed by the underwriters. The representatives have advised us that the underwriters do not intend to confirm discretionary sales in excess of 5% of the common units offered in this offering.

We have granted to the underwriters a 30-day option to purchase up to                           additional common units at the initial public offering price less the underwriting discount set forth on the cover page of this prospectus.

No sales of similar securities

We, all of our executive officers and directors, our general partner and EXMAR have entered into lock-up agreements with the underwriters. Under these agreements, subject to certain exceptions, we and each of these persons may not, without the prior written approval of the representatives, offer, sell, contract to sell or otherwise dispose of, directly or indirectly, or hedge our common units or securities convertible into or exchangeable or exercisable for our common units. These restrictions will be in effect for a period of 180 days after the date of this prospectus. At any time and without public notice, the representatives may, in their sole discretion, release some or all of the securities from these lock-up agreements.

Indemnification

We have agreed to indemnify the several underwriters against certain liabilities, including certain liabilities under the Securities Act. If we are unable to provide this indemnification, we have agreed to contribute to payments the underwriters may be required to make in respect of those liabilities.

Stock exchange

We intend to apply to list our common units on the NYSE under the trading symbol "                           ".

Price stabilization, short positions

In connection with this offering, the underwriters may engage in activities that stabilize, maintain or otherwise affect the price of our common units, including:

•
stabilizing transactions;

•
short sales;

•
purchases to cover positions created by short sales;

•
imposition of penalty bids; and

•
syndicate covering transactions.

Stabilizing transactions consist of bids or purchases made for the purpose of preventing or retarding a decline in the market price of our common units while this offering is in progress. These transactions may also include making short sales of our common units, which involve the sale by the underwriters of a greater number of common units than they are required to purchase in this offering and purchasing common units on the open market to cover positions created by short sales. Short sales may be "cover short sales," which are short positions in an amount not greater than the underwriters' option to purchase additional common units referred to above, or may be "naked short sales," which are short positions in excess of that amount.

The underwriters may close out any covered short position by either exercising their option to purchase additional common units, in whole or in part, or by purchasing common units in the open market. In making this determination, the underwriters will consider, among other things, the price of common units available for purchase in the open market as compared to the price at which they may purchase common units through the option to purchase additional common units.

Naked short sales are in excess of the option to purchase additional common units. The underwriters must close out any naked short position by purchasing common units in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common units in the open market that could adversely affect investors who purchased in this offering.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representative has repurchased common units sold by or for the account of that underwriter in stabilizing or short covering transactions.

As a result of these activities, the price of our common units may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued by the underwriters at any time. The underwriters may carry out these transactions on the NYSE, in the over-the-counter market or otherwise.

Affiliations

The underwriters are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, principal investment, hedging, financing and brokerage activities. Certain of the underwriters and their respective affiliates have in the past performed commercial banking, investment banking and advisory services for EXMAR or our affiliates from time to time for which they have received customary fees and reimbursement of expenses and may, from time to time, engage in transactions with and perform services for us in the ordinary course of their business for which they may receive customary fees and reimbursement of expenses. In the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (which may include bank loans and/or credit default swaps) for their own account and for the accounts of their customers and may at any time hold long and short positions in such securities and instruments. Such investment and securities activities may involve our securities and instruments. In addition, certain affiliates of Citigroup Global Markets Inc. are lenders, and in some cases agents or managers for the lenders, under our credit facilities. Please read "Management's Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Borrowing Activities."

Selling restrictions

Notice to prospective investors in the EEA

In relation to each member state of the European Economic Area that has implemented the Prospectus Directive (each, a relevant member state), other than Germany, with effect from and including the date on which the Prospectus Directive is implemented in that relevant member state (the relevant implementation date), an offer of securities described in this prospectus may not be made to the public in that relevant member state other than:

•
to any legal entity which is a qualified investor as defined in the Prospectus Directive;

•
to fewer than 100 or, if the relevant member state has implemented the relevant provision of the 2010 PD Amending Directive, 150, natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the relevant Dealer or Dealers nominated by us for any such offer; or

•
in any other circumstances falling within Article 3(2) of the Prospectus Directive;

provided that no such offer of securities shall require us or any underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Directive.

For purposes of this provision, the expression an "offer of securities to the public" in any relevant member state means the communication in any form and by any means of sufficient information on the terms of the offer and the securities to be offered so as to enable an investor to decide to purchase or subscribe for the securities, as the expression may be varied in that member state by any measure implementing the Prospectus Directive in that member state, and the expression "Prospectus Directive" means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the relevant member state), and includes any relevant implementing measure in each relevant member state. The expression "2010 PD Amending Directive" means Directive 2010/73/EU.

We have not authorized and do not authorize the making of any offer of securities through any financial intermediary on their behalf, other than offers made by the underwriters with a view to the final placement of the securities as contemplated in this prospectus. Accordingly, no purchaser of the securities, other than the underwriters, is authorized to make any further offer of the securities on behalf of us or the underwriters.

Notice to prospective investors in the U.K.

Our partnership may constitute a "collective investment scheme" as defined by section 235 of the Financial Services and Markets Act 2000 ("FSMA") that is not a "recognised collective investment scheme" for the purposes of FSMA ("CIS") and that has not been authorised or otherwise approved. As an unregulated scheme, it cannot be marketed in the U.K. to the general public, except in accordance with FSMA. This prospectus is only being distributed in the U.K. to, and is only directed at:

(1)
if our partnership is a CIS and is marketed by a person who is an authorised person under FSMA, (a) investment professionals falling within Article 14(5) of the Financial Services and Markets Act 2000 (Promotion of Collective Investment Schemes) (Exemptions) Order 2001, as amended (the CIS Promotion Order) or (b) high net worth companies and other persons falling within Article 22(2)(a) to (d) of the CIS Promotion Order; or

(2)
otherwise, if marketed by a person who is not an authorised person under FSMA, (a) persons who fall within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the Financial Promotion Order) or (b) Article 49(2)(a) to (d) of the Financial Promotion Order; and

(3)
in both cases (1) and (2) to any other person to whom it may otherwise lawfully be made (all such persons together being referred to as "relevant persons").

Our partnership's common units are only available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such common units will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this document or any of its contents.

An invitation or inducement to engage in investment activity (within the meaning of Section 21 of FSMA) in connection with the issue or sale of any common units which are the subject of the offering contemplated by this prospectus will only be communicated or caused to be communicated in circumstances in which Section 21(1) of FSMA does not apply to our partnership.

Notice to prospective investors in Switzerland

This prospectus is being communicated in Switzerland to a small number of selected investors only. Each copy of this prospectus is addressed to a specifically named recipient and may not be copied, reproduced, distributed or passed on to third parties. Our common units are not being offered to the public in Switzerland, and neither this prospectus, nor any other offering materials relating to our common units may be distributed in connection with any such public offering. We have not been registered with the Swiss Financial Market Supervisory Authority FINMA as a foreign collective investment scheme pursuant to Article 120 of the Collective Investment Schemes Act of June 23, 2006 ("CISA"). Accordingly, our common units may not be offered to the public in or from Switzerland, and neither this prospectus, nor any other offering materials relating to our common units may be made available through a public offering in or from Switzerland. Our common units may only be offered and this prospectus may only be distributed in or from Switzerland by way of private placement exclusively to qualified investors (as this term is defined in the CISA and its implementing ordinance).

Notice to prospective investors in Germany

This document has not been prepared in accordance with the requirements for a securities or sales prospectus under the German Securities Prospectus Act (Wertpapierprospektgesetz), the German Capital Investment Act (Vermögensanlagengesetz), or the German Investment Act (Investmentgesetz). Neither the German Federal Financial Services Supervisory Authority (Bundesanstalt für Finanzdienstleistungsaufsicht-BaFin) nor any other German authority has been notified of the intention to distribute our common units in Germany. Consequently, our common units may not be distributed in Germany by way of public offering, public advertisement or in any similar manner and this document and any other document relating to the offering, as well as information or statements contained therein, may not be supplied to the public in Germany or used in connection with any offer for subscription of our common units to the public in Germany or any other means of public marketing. Our common units are being offered and sold in Germany only to qualified investors which are referred to in Section 3, paragraph 2 no. 1, in connection with Section 2, no. 6, of the German Securities Prospectus Act, Section 2 no. 4 of the German Capital Investment Act, and in Section 2 paragraph 11 sentence 2 no.1 of the German Investment Act. This document is strictly for use of the person who has received it. It may not be forwarded to other persons or published in Germany.

The offering does not constitute an offer to sell or the solicitation of an offer to buy our common units in any circumstances in which such offer or solicitation is unlawful.

Notice to prospective investors in the Netherlands

Our common units may not be offered or sold, directly or indirectly, in the Netherlands, other than to qualified investors (gekwalificeerde beleggers) within the meaning of Article 1:1 of the Dutch Financial Supervision Act (Wet op het financieel toezicht).

Legal matters

Certain legal matters, including tax matters with respect to this offering will be passed upon for us by Vinson & Elkins L.L.P., Washington, D.C. The validity of the common units and certain other legal matters, including tax matters, with respect to the laws of the Republic of the Marshall Islands will be passed upon for us by our counsel as to Marshall Islands law, Watson, Farley & Williams LLP, New York, New York. Certain matters with respect to this offering will be passed upon for the underwriters by Latham & Watkins LLP, New York, New York.

Experts

The combined carve-out financial statements of the predecessor business to Exmar Energy Partners LP, the combined financial statements of Excelerate NV, Explorer NV and Express NV and the combined financial statements of Excelsior BVBA, Exmar (Excalibur) Shipping Cy Ltd, Excalibur Shipping Company Ltd and Solaia Shipping L.L.C. as of December 31, 2013 and 2012, and for each of the years in the two-year period ended December 31, 2013, have been included herein in reliance upon the reports of KPMG Bedrijfsrevisoren—Reviseurs d'Entreprises Burg. CVBA, independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

KPMG Bedrijfsrevisoren—Reviseurs d'Entreprises Burg. CVBA is located at 1130 Brussels Bourgetlaan 40, Belgium.

 Expenses related to this offering

The following table sets forth the main costs and expenses, other than the underwriting discounts and commissions and the structuring fee, in connection with this offering.

U.S. Securities and Exchange Commission registration fee	$
Financial Industry Regulatory Authority filing fee
New York Stock Exchange listing fee
Legal fees and expenses
Accounting fees and expenses
Printing and engraving costs
Transfer agent fees and other
Miscellaneous

Total	$

All amounts are estimated, except the SEC registration fee, the Financial Industry Regulatory Authority filing fee and The New York Stock Exchange listing fee.

Where you can find more information

We have filed with the SEC a registration statement on Form F-1 regarding the common units. This prospectus does not contain all of the information found in the registration statement. For further information regarding us and the common units offered in this prospectus, you may wish to review the full registration statement, including its exhibits. The registration statement, including the exhibits, may be inspected and copied at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. Copies of this material can also be obtained upon written request from the Public Reference Section of the SEC at 100 F Street, N.E., Washington, D.C. 20549, at prescribed rates or from the SEC's web site on the Internet at http://www.sec.gov free of charge. Please call the SEC at 1-800-SEC-0330 for further information on public reference room.

Upon completion of this offering, we will be subject to the information requirements of the Securities Exchange Act of 1934, and, in accordance therewith, we will be required to file with the SEC annual reports on Form 20-F within four months of our fiscal year-end, and provide to the SEC other material information on Form 6-K. These reports and other information may be inspected and copied at the public reference facilities maintained by the SEC or obtained from the SEC's website as provided above. We expect to make our periodic reports and other information filed with or furnished to the SEC available, free of charge, through our website, which will be operational after this offering, as soon as reasonably practicable after those reports and other information are electronically filed with or furnished to the SEC.

As a foreign private issuer, we are exempt under the Exchange Act from, among other things, certain rules prescribing the furnishing and content of proxy statements, and our executive officers, directors and principal unitholders are exempt from the reporting and short swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we will not be required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act, including the filing of quarterly reports or current reports on Form 8-K. However, we intend to furnish or make available to our unitholders annual reports containing our audited consolidated financial statements prepared in accordance with U.S. GAAP and make available to our unitholders quarterly reports containing our unaudited interim financial information for the first three fiscal quarters of each fiscal year. Our annual report will contain a detailed statement of any transactions with our general partner or its affiliates, and of fees, commissions, compensation and other benefits paid or accrued to our general partner or its affiliates for the fiscal year completed, showing the amount paid or accrued to each recipient and the services performed.

Industry and market data

The market data and certain other statistical information used throughout this prospectus are based on independent industry publications, government publications or other published independent sources. Some data is also based on our good faith estimates. Although we believe these third-party sources are reliable and that the information is accurate and complete, we have not independently verified the information. Poten Poten has provided us statistical and graphical information contained in this prospectus and relating to the natural gas market, the LNG industry and floating LNG infrastructure industry. We do not have any knowledge that the information provided by Poten is inaccurate in any material respect. Poten has advised us that the statistical and graphical information contained herein is drawn from its database and other sources. In connection therewith, Poten has advised that: (a) certain information in Poten's database is derived from estimates or subjective judgments; (b) the information in the databases of other maritime data collection agencies may differ from the information in Poten's database; and (c) while Poten has taken care in the compilation of the statistical and graphical information and believes it to be accurate and correct, data compilation is subject to limited audit and validation procedures. We believe that, notwithstanding any such qualification by Poten, the industry data provided by Poten is accurate in all material respects.

Introduction to unaudited pro forma combined balance sheet

Exmar Energy Partners LP (the "Partnership") was formed on                           , 2014 as a limited partnership under the laws of the Republic of the Marshall Islands (the "Marshall Islands") in connection with the Partnership's proposed initial public offering of its common units (the "IPO"). The Partnership's unaudited pro forma combined balance sheet as of March 31, 2014 has been prepared based on the unaudited combined carve-out balance sheet of the predecessor business to Exmar Energy Partners LP (the "Predecessor") as of March 31, 2014, which have been carved out of the consolidated financial statements of Exmar NV ("Exmar"), which managed and owned certain assets associated with Exmar's liquefied natural gas ("LNG") business through subsidiaries and joint ventures. The Partnership's unaudited pro forma combined balance sheet assumes that the IPO and related transactions occurred on March 31, 2014.

The unaudited pro forma combined balance sheet as of March 31, 2014 assumes the following transactions occurred on such date:

•
the acquisition by the Partnership of the 50% interest in Explorer NV, Express NV, Excelerate NV, Excelsior BVBA, Exmar (Excalibur) Shipping Cy Ltd., Excalibur Shipping Cy Ltd., and Solaia Shipping LLC, currently owned by Exmar;

•
the issuance by the Partnership to Exmar of              common units and              subordinated units, representing an aggregate         % limited partner interest in the Partnership, and all of the Partnership's incentive distribution rights;

•
the issuance by the Partnership to Exmar General Partner Ltd. of a non-economic general partner interest in the Partnership;

•
the issuance and sale by the Partnership to the public of              common units, representing a         % limited partner interest in the Partnership;

•
the payment of approximately $               million in offering fees and expenses from the IPO proceeds;

•
the (i) repayment of approximately $31.9 million of debt and (ii) payment of approximately $3.3 million of refinancing fees with the net proceeds of the IPO;

•
the entry into a new $20.0 million revolving credit facility with Exmar; and

•
the entry into an amendment to the credit facility relating to Excelerate.

The historical unaudited combined carve-out balance financial statements have been adjusted to give effect to pro forma items that are: (1) directly attributable to the IPO and the related transactions, (2) expected to have a continuing impact on the Partnership and (3) factually supportable. The unaudited pro forma combined balance sheet and accompanying notes have been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"), and should be read together with the Predecessor's historical combined carve-out financial statements and related notes included elsewhere in this prospectus.

The unaudited pro forma combined financial information was derived by adjusting the historical unaudited combined carve-out financial statements of the Predecessor. The adjustments reflected in the unaudited pro forma combined balance sheet are based on currently available information and certain estimates and assumptions; therefore, actual results may differ from the pro forma adjustments. However, management believes that the assumptions used provide a reasonable basis for presenting the significant effects of the

IPO and the related transactions, and that the pro forma adjustments in the unaudited pro forma combined balance sheet give appropriate effect to the assumptions.

The unaudited pro forma combined balance sheet does not purport to represent the Partnership's financial position had the IPO and related transactions actually been completed on the date indicated. In addition, it does not project the Partnership's financial position for any future date or period.

Exmar Energy Partners LP

Unaudited pro forma combined balance sheet

	As of March 31, 2014
(In thousands USD)	Exmar Energy Partners LP predecessor	Adjustments		Exmar Energy Partners LP pro forma

Assets
Cash and cash equivalents	$12	$	(a)	$
Restricted cash and short-term investments	10,877
Advances to equity accounted joint ventures—current	19,886
Accrued interest income	1,659

Total current assets	32,434

Investments in equity accounted joint ventures	53,600
Advances to equity accounted joint ventures	310,656

Total assets	$396,690	$		$

Liabilities and Equity
Current liabilities:
Current portion of long-term debt	$13,930	$		$
Trade accounts payable	5
Accrued interest expenses	1,682

Total current liabilities	15,617

Long-term debt	310,991
Borrowings under revolving credit facility	—		(b)
Amounts due to equity accounted joint ventures	40,219

Total liabilities	366,827

Equity:
Owner's net investment	29,863		(a)

Total equity	29,863		(a)

Total liabilities and total equity	$396,690	$	(a)	$

See accompanying notes to the unaudited pro forma combined balance sheet.

Predecessor to Exmar Energy Partners LP

Notes to unaudited pro forma combined balance sheet

1.     Basis of Presentation

The unaudited pro forma combined balance sheet as of March 31, 2014 assumes the following transactions occurred on such date:

•
the acquisition by the Partnership of the 50% interest in Explorer NV, Express NV, Excelerate NV, Excelsior BVBA, Exmar (Excalibur) Shipping Cy Ltd., Excalibur Shipping Cy Ltd., and Solaia Shipping LLC, currently owned by Exmar and its subsidiaries;

•
the issuance by the Partnership to EXMAR of              common units and              subordinated units, representing an aggregate         % limited partner interest in the Partnership, and all of the Partnership's incentive distribution rights;

•
the issuance by the Partnership to Exmar Energy General Partner Ltd. of a non-economic general partner interest in the Partnership;

•
the issuance and sale by the Partnership to the public of              common units, representing a         % limited partner interest in the Partnership;

•
the payment of approximately $               million in offering fees and expenses from the IPO proceeds;

•
the (i) repayment of approximately $31.9 million of debt and (ii) payment of approximately $3.3 million of refinancing fees with the net proceeds of the IPO;

•
the entry into a new $20.0 million revolving credit facility with Exmar; and

•
the entry into an amendment to the credit facility relating to Excelerate.

The effect on the unaudited pro forma combined balance sheet of certain of the transactions described above is more fully described in Note 3. The unaudited pro forma combined balance sheet includes the net assets of the Predecessor.

No working capital adjustments have been reflected in this pro forma combined balance sheet.

The unaudited pro forma combined financial information was derived by adjusting the historical unaudited combined interim carve-out financial statements of the Predecessor. The adjustments reflected in the unaudited pro forma combined balance sheet are based on currently available information and certain estimates and assumptions; therefore, actual results may differ from the pro forma adjustments. However, management believes that the assumptions used provide a reasonable basis for presenting the significant effects of the IPO and the related transactions, and that the pro forma adjustments in the unaudited pro forma combined balance sheet give appropriate effect to the assumptions.

The unaudited pro forma combined balance sheet does not purport to represent the Partnership's financial position had the IPO and related transactions actually been completed on the date indicated. In addition, it does not project the Partnership's financial position for any future date or period. The unaudited pro forma combined balance sheet and accompanying notes have been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"), and should be read together with the Predecessor's historical combined carve-out financial statements and related notes included elsewhere in this prospectus.

In the opinion of management, this unaudited pro forma combined balance sheet contains all the adjustments necessary for a fair presentation.

2.     Summary of significant accounting policies

The accounting policies followed in preparing the unaudited pro forma combined balance sheet are those used by the Predecessor as set forth in the Predecessor's historical combined carve-out financial statements contained elsewhere in this prospectus.

3.     Pro forma adjustments and assumptions

(a)

(a)    Formation and initial public offering of Exmar Energy Partners, LP

•
the acquisition by the Partnership of the 50% interest in Explorer NV, Express NV, Excelerate NV, Excelsior BVBA, Exmar (Excalibur) Shipping Cy Ltd., Excalibur Shipping Cy Ltd. and Solaia Shipping LLC, currently owned by EXMAR and its subsidiaries;

•
the issuance by the Partnership to EXMAR of              common units and              subordinated units, representing an aggregate         % limited partner interest in the Partnership, and all of the Partnership's incentive distribution rights;

•
the issuance by the Partnership to Exmar Energy General Partner Ltd. of a non-economic general partner interest in the Partnership;

•
the issuance by the Partnership to the public of              common units, representing a         % limited partner interest in the Partnership;

•
the payment of approximately $               million in offering fees and expenses from the IPO proceeds; and

•
the repayment of (i) approximately $31.9 million of debt and (ii) payment of approximately $3.3 million of refinancing fees with the net proceeds of the IPO.

(b)

(b)    Financing

•
the entry into a new $20.0 million revolving credit facility with EXMAR; and

•
the entry into an amendment to the credit facility relating to Excelerate.

4.    Commitments and contingencies

Commitments and contingencies are set out in the Predecessor's historical combined carve-out financial statements contained elsewhere in this prospectus.

Predecessor to Exmar Energy Partners LP

Unaudited combined carve-out financial statements
March 31, 2014 and 2013

Predecessor to Exmar Energy Partners LP

Unaudited combined carve-out balance sheets
As of March 31, 2014 and December 31, 2013

(In thousands USD)	March 31, 2014	December 31, 2013

Assets
Cash and cash equivalents	$12	$7
Restricted cash and short-term investments (note 7)	10,877	10,862
Advances to equity accounted joint ventures—current (note 9)	19,886	20,135
Accrued interest income	1,659	818

Total current assets	32,434	31,822

Investments in equity accounted joint ventures (note 9)	53,600	48,521
Advances to equity accounted joint ventures (note 9)	310,656	312,010

Total assets	$396,690	$392,353

Liabilities and Equity
Current liabilities:
Current portion of long-term debt (note 8)	$13,930	$13,829
Trade accounts payable	5	4
Accrued interest expenses	1,682	1,229

Total current liabilities	15,617	15,062

Long-term debt (note 8)	310,991	312,741
Amounts due to equity accounted joint ventures (note 9)	40,219	39,416

Total liabilities	366,827	367,219

Equity:
Owner's net investment (note 1)	29,863	25,134

Total equity	29,863	25,134

Total liabilities and total equity	$396,690	$392,353

See accompanying notes to the Unaudited Combined Carve-out Interim Financial Statements.

Predecessor to Exmar Energy Partners LP

Unaudited combined carve-out statements of income
For the three months ended March 31, 2014 and 2013

	Three months ended March 31,
(In thousands USD)	2014	2013

Total operating revenues	$—	$—
Operating expenses:
General and administrative expenses (note 1)	539	514

Operating loss	(539)	(514)

Share of income from equity accounted joint ventures (note 9)	4,276	1,885
Financial income (expense):
Interest income (note 9)	5,487	5,653
Interest expense (note 8)	(1,327)	(1,486)

Net income before income taxes	$7,897	$5,538

Income taxes	—	—

Net income	$7,897	$5,538

See accompanying notes to the Unaudited Combined Carve-out Interim Financial Statements.

Predecessor to Exmar Energy Partners LP

Unaudited combined carve-out statements of comprehensive income
For the three months ended March 31, 2014 and 2013

	Three months ended March 31,
(In thousands USD)	2014	2013

Net income	$7,897	$5,538
Other comprehensive income, net of tax	—	—

Comprehensive income	$7,897	$5,538

See accompanying notes to the Unaudited Combined Carve-out Interim Financial Statements.

Predecessor to Exmar Energy Partners LP

Unaudited combined carve-out statements of changes in equity
For the three months ended March 31, 2014 and 2013

(In thousands USD)	Total equity

Balances at December 31, 2012	$21,499

Net income	5,538
Dividends	—
Other comprehensive income	—
Contribution to owner's net investment (note 1)	(790)

Balances at March 31, 2013	$26,247

Balance at December 31, 2013	$25,134
Net income	7,897
Dividends	—
Other comprehensive income	—
Contribution to owner's net investment (note 1)	(3,168)

Balances at March 31, 2014	$29,863

See accompanying notes to the Unaudited Combined Carve-out Interim Financial Statements.

Predecessor to Exmar Energy Partners LP

Unaudited combined carve-out statements of cash flows
For the three months ended March 31, 2014 and 2013

	Three months ended March 31,
(In thousands USD)	2014	2013

Cash flows provided by operating activities:
Net income	$7,897	$5,538
Adjustments to reconcile net income to cash provided by operating activities:
Equity in income of equity method investees	(4,276)	(1,885)
Changes in operating assets and liabilities, net of acquisition:
Increase in trade accounts payable	1	3
Decrease in accrued interest income/expenses	(387)	(451)

Cash provided by operating activities	3,235	3,205

Cash flows from investing activities:
Payment on advances to joint ventures	1,602	(838)
Dividend received from joint ventures	—	—

Net cash provided by (used in) investing activities	1,602	(838)

Cash flows from financing activities:
Proceeds from long-term debt	—	—
Principal payments on long-term debt	(1,649)	(1,554)
Increase in restricted cash and short-term investments	(15)	(15)
Contribution to owner's net investment (note 1)	(3,168)	(790)

Net cash used in financing activities	(4,832)	(2,359)

Net increase in cash and cash equivalents	5	8
Cash and cash equivalents at beginning of period	7	2

Cash and cash equivalents at end of period	$12	$10

Supplementary disclosure of cash flow information:
Interest paid	$874	$969
Interest received	4,631	4,698

See accompanying notes to the Unaudited Combined Carve-out Interim Financial Statements.

Predecessor to Exmar Energy Partners LP

Notes to the unaudited combined carve-out interim financial statements

(1)   Description of business

These unaudited combined carve-out interim financial statements of the predecessor business to Exmar Energy Partners LP (the "Predecessor") have been carved out of the consolidated financial statements of Exmar NV ("Exmar"), which managed and owned certain assets associated with Exmar's liquefied natural gas ("LNG") business through subsidiaries and joint ventures during the periods presented. These assets and liabilities associated with Exmar's LNG business will be transferred by Exmar to Exmar Energy Hong Kong Ltd, a company formed as an indirect wholly-owned subsidiary of Exmar in 2007 under the laws of Hong Kong, (the "Company"), prior to the initial public offering ("IPO") of Exmar Energy Partners LP (the "Partnership").

Exmar Energy Partners LP will become the ultimate parent company of Exmar Energy Hong Kong Ltd upon completion of the IPO. The unaudited combined carve-out interim financial statements of the Predecessor have been prepared to reflect the historical financial performance, cash flows and financial position of the assets and liabilities associated with Exmar's LNG business that will be transferred to the Partnership in connection with the IPO.

Prior to the IPO, the Company will acquire the 50% interest in Explorer NV, Express NV, Excelerate NV, Excelsior BVBA, Exmar (Excalibur) Shipping Cy Ltd, Excalibur Shipping Cy Ltd and Solaia Shipping LLC, currently owned by Exmar. These acquisitions will be accounted for as a reorganization of entities under common control and have been included in the Predecessor's unaudited combined carve-out interim financial statements at Exmar's investment in the historical net assets of the joint ventures. In addition, Exmar is expected to transfer the loan facilities with respect to the financing of the vessels Explorer, Express and Excelerate as well as the loans to the joint ventures Explorer NV, Express NV and Excelerate NV to the Company at historical book value. The impact of these planned transactions has been presented in net equity as of December 31, 2012 at an amount of $21.5 million. The changes in the net equity following these transactions, for the three months ended March 31, 2014 and the year ended December 31, 2013, include dividends received from joint ventures, repayments of long-term debt and payments on advances to joint ventures. The cash impact of those changes has been recognized by Exmar and its subsidiaries and has therefore been presented as contributions from or repayments of owner's net investment in the unaudited combined carve-out statements of cash flows and the unaudited combined carve-out statements of changes in equity.

Prior to the IPO and upon completion of the above transactions, the Company will own:

•
a 50% interest in (a) Solaia Shipping LLC, an entity that is jointly owned with Teekay LNG Partners L.P. ("Teekay LNG") and currently leasing the LNG carrier Excalibur built in 2002, which is operating under a bareboat charter with Exmar (Excalibur) Shipping Cy Ltd; (b) Exmar (Excalibur) Shipping Cy Ltd, an entity that is jointly owned with Teekay LNG and currently operates the bareboat chartered LNG carrier Excalibur under a time charter with Excelerate Energy L.P. ("Excelerate Energy"); and (c) Excalibur Shipping Cy Ltd, an entity that is jointly owned with Teekay LNG and which is a party to the standby put option to acquire the Excalibur.

•
a 50% interest in Excelsior BVBA, an entity that is jointly owned with Teekay LNG and owns the LNGRV Excelsior built in 2005, which is currently operating under a time charter with Excelerate Energy;

•
a 50% interest in Excelerate NV, an entity that is jointly owned with Excelerate Energy and owns the LNGRV Excelerate built in 2006, which is currently operating under a time charter with Excelerate Energy;

•
a 50% interest in Explorer NV, an entity that is jointly owned with Excelerate Energy and owns the LNGRV Explorer built in 2008, which is currently operating under a time charter with Excelerate Energy; and

•
a 50% interest in Express NV, an entity that is jointly owned with Excelerate Energy and owns the LNGRV Express built in 2009, which is currently operating under a time charter with Excelerate Energy.

In connection with the closing of the IPO, the Partnership will acquire all of the equity interests in the Company from Exmar.

These joint ventures are variable interest entities of which Exmar is not the primary beneficiary. The following table lists the entities of which Exmar's equity share is included in the Predecessor's unaudited combined carve-out interim financial statements and their purpose:

Name	Jurisdiction of incorporation	Purpose

Exmar Energy Hong Kong Ltd	Hong Kong	Holding Company
Exmar (Excalibur) Shipping Cy Ltd	England and Wales	Bareboat Owner Excalibur
Excalibur Shipping Company Ltd	Isle of Man	Party to a standby put option to acquire Excalibur
Solaia Shipping LLC	Liberia	Leases Excalibur under a capital lease
Excelsior BVBA	Belgium	Owns Excelsior
Excelerate NV	Belgium	Owns Excelerate
Explorer NV	Belgium	Owns Explorer
Express NV	Belgium	Owns Express

Excelsior BVBA, Solaia Shipping LLC, Exmar (Excalibur) Shipping Cy Ltd and Excalibur Shipping Company Ltd are managed commonly by Teekay LNG and various Exmar subsidiaries based on the provisions of their respective shareholders' agreements. Excelerate NV, Explorer NV and Express NV are managed commonly by Excelerate Energy and various Exmar subsidiaries based on the provisions of their respective shareholders' agreements. Based on the provisions of these shareholders' agreements, Exmar has determined that it does not have the power to direct the activities of the joint ventures that most significantly influence their economic performance.

For the purpose of preparing these unaudited combined carve-out interim financial statements, management refers to the board of directors of Exmar. In the preparation of these unaudited combined carve-out interim financial statements, general and administrative expenses incurred by Exmar and its subsidiaries (consisting primarily of salaries and other employee related costs, office rent, legal and professional fees, and travel and entertainment) were allocated to the Predecessor's operations based on the number of vessels, personnel and estimated time spent for its LNG operations included in the above described business operations. Amounts allocated and included under general and administrative expenses were $0.5 million for the three months ended March 31, 2014 and 2013. Management believes that the allocation methods used are reasonable.

(2)   Summary of significant accounting policies

(a)
Basis of preparation

The unaudited combined carve-out interim financial statements have been prepared in accordance with the generally accepted accounting principles in the United States of America ("US GAAP"). These accounts have been prepared to reflect the historical financial performance, cash flows and financial position of the assets and liabilities associated with Exmar's LNG business that will be transferred to the Partnership in connection with the IPO.

Intercompany balances and transactions have been eliminated upon combination.

(b)
Reporting currency

The unaudited combined carve-out interim financial statements are stated in U.S. Dollars which is the functional and reporting currency of each of the joint ventures. Transactions involving other currencies during the year are converted into U.S. Dollars using the exchange rates in effect at the time of the transactions. At the balance sheet date, monetary assets and liabilities that are denominated in currencies other than the U.S. Dollar are translated to reflect the year-end exchange rates.

(c)
Use of estimates

The preparation of the unaudited combined carve-out interim financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the unaudited combined carve-out interim financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant items subject to such estimates and assumptions include the useful lives of vessels; allowances for doubtful accounts; and provisions for performance claims raised by the charter party.

(d)
Cash and cash equivalents

The Predecessor considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents, unless there is a restriction imposed by a third party on the availability of the funds.

(e)
Restricted cash

Restricted cash consists of bank deposits or retention accounts which may only be used to settle certain pre-arranged payments under the loan and lease arrangements. The classification of restricted cash as current or noncurrent assets has been done to reflect the portion of the obligation that it aims to secure.

(f)
Investments in joint ventures

Investments in joint ventures are accounted for using the equity method of accounting. Under the equity method of accounting, investments are stated at initial cost and are adjusted for subsequent additional investments and the Predecessor's proportionate share of earnings or losses and distributions. The

Predecessor evaluates its investment in joint ventures for impairment when events or circumstances indicate that the carrying value of such investments may have experienced an other-than-temporary decline in value below its carrying value. If the estimated fair value is less than the carrying value, the carrying value is written down to its estimated fair value and the resulting impairment is recorded in the Predecessor's unaudited combined carve-out statements of income.

(g)
Advances to equity accounted joint ventures

Advances to equity accounted joint ventures are recorded at amortized cost, adjusted for the amortization or accretion of premiums or discounts.

Advances are assessed for collectability during each reporting period. To determine whether an advance should be considered as impaired, management considers all available information relevant to the collectibility of the security, including past events, current conditions, and reasonable and supportable forecasts when developing estimate of cash flows expected to be collected. Factors considered in this assessment include forecasted performance of the investee, and the general market condition the investee operates in.

(h)
Commitments and contingencies

Liabilities for loss contingencies arising from claims, assessments, litigation, fines, penalties and other sources are recorded when it is probable that a liability has been incurred and the amount can be reasonably estimated. Legal costs incurred in connection with loss contingencies are expensed as incurred.

(i)
Recently adopted accounting standards

In July 2013, the FASB issued authoritative guidance that requires an entity to present an unrecognized tax benefit, as a reduction to a deferred tax asset for a net operating loss ("NOL") carryforward, a similar tax loss, or a tax credit carryforward when (1) the uncertain tax position would reduce the NOL or other carryforward under the tax law of the applicable jurisdiction and (2) the entity intends to use the deferred tax asset for that purpose. This guidance is effective prospectively for fiscal years, and interim periods within those years, beginning after December 15, 2013. The adoption of this guidance did not have an impact on the unaudited combined carve-out interim financial statements.

In February 2013, the FASB issued authoritative guidance for the recognition, measurement, and disclosure of obligations resulting from joint and several liability arrangements for which the total amount of the obligations within the scope of this guidance is fixed at the reporting date. It does not apply to certain obligations that are addressed within existing guidance in US GAAP. This guidance requires an entity to measure in-scope obligations with joint and several liability (e.g., debt arrangements, other contractual obligations, settled litigations, judicial rulings) as the sum of the amounts the reporting entity agreed to pay on the basis of its arrangement among its co-obligors and any additional amounts it expects to pay on behalf of its co-obligors. In addition, an entity is required to disclose the nature and amount of the obligation. This guidance applies retrospectively to those obligations resulting from joint and several liability arrangements in the scope of this guidance that existed as of January 1, 2014. The adoption of this guidance did not have an impact on the unaudited combined carve-out interim financial statements.

In July 2012, the FASB amended its authoritative guidance related to testing indefinite-lived intangible assets for impairment. Under the revised guidance, entities testing their indefinite-lived intangible assets for impairment have the option of performing a qualitative assessment before performing further impairment testing. If entities determine, on the basis of qualitative factors, that it is more likely-than-not that the asset is impaired, a quantitative test is required. The guidance is effective for accounting years beginning after December 15, 2013 and its adoption did not have an impact on the unaudited combined carve-out interim financial statements.

(j)
Recently Issued Accounting Standards

In April 2014, the FASB amended its authoritative guidance related to the requirements for reporting discontinued operations. A disposal of a component of an entity or a group of components of an entity will in the future only be required to be reported in discontinued operations if the disposal represents a strategic shift that has (or will have) a major effect on an entity's operations and financial results.

The Predecessor would have to apply the amendments prospectively to all disposals (or classifications as held for sale) of components that occur within annual periods beginning on or after December 15, 2014, and interim periods within those years. The adoption of this amendment is not expected to have a significant impact on the Predecessor's combined carve-out financial statements.

(3)   Segment information

The Predecessor has not presented segment information as it considers it operates in one reportable segment, the floating LNG infrastructure market. Furthermore, the vessels owned by the joint ventures operate under long-term time charters with only one charterer, Excelerate Energy. The charterer controls the choice of which routes the vessels will serve. Accordingly, management, including the chief operating decision maker, does not evaluate the Predecessor's performance according to geographic region.

(4)   Significant risks and uncertainties including business and credit concentrations

In the three months ended March 31, 2014 and 2013, 100% of the time charter revenues generated by the joint ventures originated from Excelerate Energy.

(5)   Taxation

Certain components of the Predecessor's business are subject to income tax as they are embedded in a legal entity subject to income tax. None of the legal entities that include the components of the Predecessor's business is currently paying income taxes due to the existence of tax losses and tax credits carried forward. A valuation allowance has been recorded in respect of these tax losses and tax credits carried forward. In addition, since it is expected that the Company and the Partnership will not be subject to income tax, no income tax has been reflected in the unaudited combined carve-out interim financial statements.

(6)   Fair value measurements

The following table presents the carrying amounts and estimated fair values of the Predecessor's financial instruments at March 31, 2014 and December 31, 2013. Fair value is defined as the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

	March 31, 2014		December 31, 2013
(In thousands USD)	Carrying amount	Fair value	Carrying amount	Fair value

Financial assets:
Cash and cash equivalents (including restricted cash and short-term)	$10,877	$10,877	$10,869	$10,869
Advances to equity accounted joint ventures (including current portion)	330,542	404,516	332,145	406,478
Accrued interest income	1,659	1,659	818	818
Financial liabilities:
Trade accounts payable	$5	$5	$4	$4
Long-term debt (including current portion)	324,921	296,131	326,570	297,634
Accrued interest expenses	1,682	1,682	1,229	1,229

The carrying amounts shown in the table are included in the balance sheets under the indicated captions.

The fair values of the financial instruments shown in the above table as of March 31, 2014 and December 31, 2013 represent the amounts that would be received to sell those assets or that would be paid to transfer those liabilities in an orderly transaction between market participants at that date. Those fair value measurements maximize the use of observable inputs. However, in situations where there is little, if any, market activity for the asset or liability at the measurement date, the fair value measurement reflects management's own judgments about the assumptions that market participants would use in pricing the asset or liability. Those judgments are developed by management based on the best information available in the circumstances, including expected cash flows and appropriately risk-adjusted discount rates, available observable and unobservable inputs.

The following methods and assumptions were used to estimate the fair value of each class of financial instruments:

•
Cash and cash equivalents, trade accounts receivable, other assets (non-derivatives), notes payable to banks, trade accounts payable and accrued expenses (non-derivatives): The carrying amounts, at face value or cost plus accrued interest, approximate fair value because of the short maturity of these instruments.

•
Advances to equity accounted joint ventures: Amounts are estimated using a discounted cash flow analysis, based on rates currently available for debt with similar terms and remaining maturities. In addition, an assessment of the credit worthiness of the borrower and the value of the collateral is taken into account when determining the fair value.

•
Long-term debt: The fair value of the Predecessor's long-term debt is estimated using discounted cash flow analysis, based on rates currently available for debt with similar terms and remaining maturities and the current credit worthiness of the Predecessor.

(7)   Restricted cash and short-term investments

As of March 31, 2014 (December 31, 2013), restricted cash includes balances of $5.4 million ($5.4 million) and $5.4 million ($5.4 million) that relate to the Explorer and Express debt agreements, representing interest and principal payments for approximately one year, and is usually held in the form of three-month deposits.

(8)   Long-term debt

(in thousands USD)	March 31, 2014	December 31, 2013

Excelerate loan facility	$67,833	$67,833
Explorer loan facility	119,817	120,717
Express loan facility	123,341	124,190

Total outstanding debt, excluding current portion	$310,991	$312,740
Current portion:
Excelerate loan facility	$7,083	$7,083
Explorer loan facility	3,525	3,473
Express loan facility	3,322	3,273

Total current portion	13,930	13,829

Total outstanding debt, including current portion	$324,921	$326,569

Annual maturities of long-term debt as of March 31, 2014, payable during the next five years and thereafter are (in thousands USD):

2014	$12,181
2015	14,243
2016	14,682
2017	15,169
2018 and later	268,646

Total	$324,921

Excelerate facility

In 2005, Exmar entered into a secured loan facility (the "Excelerate Facility") for the acquisition of certain bonds issued or to be issued by Excelerate NV to assist it in financing the construction and acquisition of the vessel Excelerate. The Excelerate Facility consists of three tranches: a tranche of up to $85 million (the "KEXIM Facility") provided by the Export-Import Bank of Korea ("KEXIM"); a tranche of up to $22 million provided by a syndicate of financial institutions; and a tranche of up to $19 million provided by a syndicate of financial institutions made available following delivery of the Excelerate (we refer to the $22 million and the $19 million tranches collectively as the "commercial loans"). The commercial loans bear interest at an annual rate of three-month LIBOR plus 1% at all times when the Excelerate is under an acceptable charter and an annual rate of three-month LIBOR plus 1.1% at all other times. The KEXIM Facility bears interest at an annual fixed rate of 5.515%. The principal amount of the KEXIM Facility is repayable in 24 consecutive equal semi-annual installments of approximately $3.5 million, ending on October 20, 2018. The principal amount of the commercial loans is repayable in full at maturity on October 20, 2018. Exmar may prepay principal amounts owed pursuant to the Excelerate Facility at any time, with 30 days' written notice, without any penalty or premium. The Excelerate Facility includes mandatory repayment clauses based on the occurrence of certain contingent events, including the sale or total loss of the Excelerate.

The Excelerate Facility is collateralized by a first mortgage on the Excelerate and a first priority charge, assignment and pledge of the time charter to the lending banks, a share pledge and a general security deed. The Excelerate is also subject to a second mortgage and third mortgage in relation to certain shareholders' loans to Excelerate NV.

The Excelerate Facility imposes operating and financing restrictions that may significantly restrict Excelerate NV's ability regarding certain financing, investing or operational activities. In addition, the facility agreements contain covenants that require compliance with certain financial ratios. Such ratios include equity ratios, working capital ratios, minimum value clauses and minimum free cash requirements. As of December 31, 2013, Exmar was in compliance with all financial covenants.

Explorer & Express facilities

In May 2006, Exmar entered into secured loan facilities totaling $280 million, consisting of two tranches of $140 million each, for the financing of the Explorer and the Express (the "Explorer & Express Facilities"). These facilities bear interest at an annual floating rate of three-month LIBOR plus 0.9%. The principal amount of the Explorer & Express Facilities is repayable in 48 quarterly installments ranging from approximately $0.62 million to $1.2 million for each tranche with a balloon payment of $98.7 million for each tranche payable at the maturity date of the loan. The maturity dates of the facility are April 2020 and April 2021 for Explorer and Express, respectively. Exmar may prepay principal amounts owed pursuant to the Explorer & Express Facilities at any time, with 14 days' written notice, without any penalty or premium. The Explorer & Express Facilities include mandatory repayment clauses based on the occurrence of certain contingent events, including the sale or total loss of the vessels.

The Explorer & Express Facilities are secured by a first priority mortgage on each vessel, a first priority pledge agreement over the shares of each joint venture owner, a guarantee given by each joint venture owner, a first priority charge, assignment and pledge of the charter party of each vessel, an account security deed and a general security deed with each owner. The Explorer & Express Facilities are also secured by a charge, assignment and pledge of each Exmar NV loan agreement with each owner and an account security deed with Exmar LNG Holding NV.

The Explorer & Express Facilities impose operating and financing restrictions that may significantly limit or prohibit the ability of Explorer NV and Express NV regarding certain financing, investing or operational activities. In addition, the Explorer & Express Facilities contain covenants that require compliance with certain financial ratios. Such ratios include equity ratios, working capital ratios, minimum value clauses and minimum free cash requirements. As of December 31, 2013, Exmar was in compliance with all financial covenants.

(9)   Equity method investments and advances to equity method investees

As a result of the formation transactions related to the IPO, the Company will own a 50% interest in seven companies that own or operate four LNGRVs and one LNG carrier. All investees are variable interest entities of which Exmar is not the primary beneficiary, as it has determined that it did not have the power on its own to direct the activities of the variable interest entities that most significantly impact the entities' economic performance.

The Predecessor accounts for its equity interests in the joint ventures as equity method investments in its unaudited combined carve-out interim financial statements. The Predecessor has determined common management exists among the Exmar-Excelerate Joint Ventures and among the Exmar-Teekay Joint Ventures.

A condensed summary of the Predecessor's investments in equity accounted joint ventures and advances to equity accounted joint ventures is as follows:

A.
Investment in equity accounted joint ventures

(In thousands USD)	Ownership %	March 31, 2014	December 31, 2013

Joint ventures with Excelerate Energy:
Excelerate NV	50%	$11,240	$9,152
Explorer NV	50%	(21,518)	(21,840)
Express NV	50%	(15,678)	(15,234)

Subtotal:		(25,956)	(27,922)
Joint ventures with Teekay LNG:
Excalibur Shipping Company Ltd	50%	$—	$—
Excelsior BVBA	50%	31,040	29,491
Solaia Shipping LLC	50%	11,319	9,878
Exmar (Excalibur) Shipping Cy Ltd	50%	(3,022)	(2,342)

Subtotal		39,337	37,027

Total		$13,381	$9,105

B.
Advances to equity accounted joint ventures

(In thousands USD)	Ownership %	March 31, 2014	December 31, 2013

Joint ventures with Excelerate Energy:
Excelerate NV	50%	$65,970	$65,970
Explorer NV	50%	130,383	131,387
Express NV	50%	131,189	131,788

Subtotal		327,542	329,145
Joint ventures with Teekay LNG:
Exmar (Excalibur) Shipping Company Ltd	50%	3,000	3,000

Subtotal		3,000	3,000

Total		$330,542	$332,145

Excelerate NV

Excelerate NV issued 258 subordinated bonds each to Exmar and Taurus Charitable Income Trust, an affiliated company of Excelerate Energy, in denomination of $398,400 per bond. All bonds accrue interest at an annual rate of 5.25%. The current portion of the Exmar bonds amounted to $7.9 million at March 31, 2014 and December 31, 2013. The bonds mature in 2018. Exmar is entitled to a first priority mortgage on the vessel Excelerate but passed on the benefit of such first priority mortgage to its Lenders. The bonds include mandatory repayment clauses upon the occurrence of certain contingent events, as well as voluntary repayment options. For the three months ended March 31, 2014 and the year ended December 31, 2013, $0.0 million and $7.5 million, respectively, of these bonds were repaid. Both shareholders of Excelerate NV have also extended a credit facility of up to $8 million to finance Excelerate NV's working capital. This credit facility bears interest at a rate of three-month LIBOR plus a margin of 0.60%.

 Explorer NV & Express NV

Exmar granted two shareholder loans to Explorer NV and Express NV. The shareholder loans are split into a variable interest rate bearing loan (three-month LIBOR plus a margin of 0.90%) and a fixed interest rate bearing loan (15%). These loans are repaid over a period of 25 years in quarterly installments. The shareholder loans include mandatory repayment clauses based on the occurrence of certain contingent events, including the sale or total loss of the vessels. As of March 31, 2014, the current portion of the shareholder loans amounted to $2.8 million and $2.5 million, for Explorer NV and Express NV, respectively, and $2.7 million and $2.5 million as at December 31, 2013. For the three months ended March 31, 2014 and the year ended December 31, 2013, $1.6 million and $4.8 million, respectively, were repaid under these loans.

Exmar (Excalibur) Shipping Company Ltd

Both shareholders have also extended a credit facility of $6 million to finance the working capital of Exmar (Excalibur) Shipping Company Ltd. This facility bears interest at a rate of three-month LIBOR plus a margin of 2%.

The following table represents aggregated summarized financial information of the joint ventures assuming a 100% ownership interest in the owner's equity method investments:

	Excelerate joint-venture		Teekay joint-venture
(In thousands USD)	March 31, 2014	December 31, 2013	March 31, 2014	December 31, 2013

Cash and cash equivalents	$14,409	$8,075	$9,440	$10,066
Restricted cash	—	—	192,729	194,884
Trade accounts receivable	4,401	4,180	4,614	394
Other current assets	1,275	1,751	461	439
Vessels	615,714	620,921	109,890	110,981
Vessels under capital lease	—	—	92,704	93,913
Long term debt including current portion	661,655	663,813	141,230	148,856
Obligations under capital lease	—	—	170,892	170,037
Trade accounts payable	9,276	11,384	8,092	5,938
Other current liabilities	16,527	15,343	10,950	11,793
Equity	(51,659)	(55,613)	78,674	74,053
Time charter income	18,024	78,782	12,183	49,619
Operating income	10,950	22,549	5,235	26,517
Depreciation	(5,208)	(25,472)	(2,300)	(11,353)
Net income (loss)	3,954	(6,876)	4,621	23,211
Dividends paid	—	—	—	14,000

The Predecessor is exposed to losses as a result of its involvement with the joint ventures. The sources of potential losses include the Predecessor's investment in the joint ventures and the advances it has provided to the joint ventures, as well as potential losses for guaranteeing certain loans of the Exmar-

Teekay joint ventures. As of March 31, 2014, the Predecessor's maximum exposure to losses as a result of its involvement with the joint ventures was as follows:

(In thousands USD)	March 31, 2014

Investments in equity accounted joint ventures	$53,600
Advances to equity accounted joint ventures	330,542
Outstanding amount of loans guaranteed by the Predecessor	70,615

Total	$454,757

(10) Related party transactions

The Predecessor is part of the Exmar group. Exmar provides general and corporate management services for the Predecessor's business. Exmar Shipmanagement NV provides all services in relation to crew and technical management of the vessels owned by the equity accounted joint ventures. The following sets forth the amounts charged by Exmar and its subsidiaries to the joint ventures:

	Three months ended March 31,
(In thousands USD)	2014	2013

Exmar NV (to equity accounted joint ventures)	$32	$33
Exmar Shipmanagement NV (to equity accounted joint ventures)	728	733

Total	$760	$766

Teekay LNG and Excelerate Energy do not provide services to the Predecessor's business.

Excelsior BVBA, Solaia Shipping LLC, Exmar (Excalibur) Shipping Cy Ltd and Excalibur Shipping Company Ltd are managed commonly by Teekay LNG and various Exmar subsidiaries based on the provisions of their respective shareholders' agreements while Excelerate NV, Explorer NV and Express NV are managed commonly by Excelerate Energy and various Exmar subsidiaries based on the provisions of their respective shareholders agreements. Exmar, Teekay LNG and Excelerate Energy have directly or through their shareholders and/or subsidiaries extended certain loans and loans facilities to certain joint ventures and, in some instances, have provided guarantees to the lenders of certain joint ventures or used the assets of the joint venture as collateral for certain borrowings.

(11)  Other

Vessel option agreement

On January 24, 2014, Exmar, Excelerate NV and Excelerate Energy entered into a vessel option agreement. Subject to this vessel option agreement, Excelerate Energy is permitted, to offer, to sell or to grant a purchase option on Explorer, Express and Excelerate, to a customer who charters the vessel for a minimum five-year period. Though Excelerate Energy may offer to sell or grant a purchase option on the vessels owned by the Exmar-Excelerate joint ventures at any time, no such offer or purchase option may call for a transfer of any vessel prior to January 2024.

The price to be paid for each vessel will be the greatest of (i) the sum of the fair market value at the end of the term of the charter and any remaining hire payments due under the charter, (ii) the fair market value at the time of the closing of the transaction and (iii) the actual purchase price, in each case minus any transfer costs.

Dividend

In addition to requiring the consent of each joint venture partner in certain instances, each agreement also contains a prohibition on paying dividends under certain conditions. Under the Exmar-Teekay joint venture agreements, no dividends are payable unless any member loans have been repaid (or the members consent to payment of a dividend) and the dividend does not violate the terms of the joint ventures' credit facilities. There are currently no member loans to the Exmar-Teekay joint ventures outstanding. The Exmar-Excelerate joint venture agreements require that indebtedness to members be repaid and that the capital not be reasonably required or necessary by the joint venture company before any dividend is payable to the shareholders. Additionally, the joint venture agreement of Excelerate NV provides that no dividends will be paid until bonds issued by Excelerate NV in connection with the construction and acquisition of the vessel have been repaid.

(12) Subsequent events

On June 14, 2014 while proceeding to her next loading port, the Explorer lost propulsion as a result of a fire in the engine room. The Explorer is now under tow pending the decisions on the shipyard for repair. Although the Explorer will be off hire for a certain period, a substantial portion of both the repair and maintenance costs as well as the loss of hire is covered by our insurance policies. However, the residual portion for the account of the owner is currently in the process of being estimated and could have an adverse impact on the 2014 result of Explorer NV.

Management has evaluated subsequent events from the balance sheet date through June 26, 2014 and determined that there are no other items to disclose.

Exmar-Excelerate joint ventures

Excelerate NV, Explorer NV and Express NV

Unaudited combined financial statements
March 31, 2014 and 2013

Excelerate NV, Explorer NV and Express NV

Unaudited combined balance sheets
As of March 31, 2014 and December 31, 2013

(In thousands USD)	March 31, 2014	December 31, 2013

Assets
Current assets:
Cash and cash equivalents	$14,409	$8,075
Trade accounts receivable	4,401	4,180
Other receivables, prepaid expenses and accrued income	1,275	1,751

Total current assets	20,085	14,006

Non-current assets:
Vessels:
Cost	766,147	766,147
Less accumulated depreciation	(150,433)	(145,226)

Vessels, net	615,714	620,921

Total assets	$635,799	$634,927

Liabilities and stockholders' equity
Current liabilities:
Current portion of long-term debt (note 6)	$24,765	$24,609
Trade accounts payable	9,276	11,384
Other current liabilities (note 7)	16,527	15,343

Total current liabilities	50,568	51,336

Long-term debt, excluding current portion (note 6)	636,890	639,204

Total liabilities	687,458	690,540

Stockholders' equity (note 9) :
Common stock	313	313
Retained deficit	(51,972)	(55,926)
Total stockholders' equity	(51,659)	(55,613)

Total liabilities and stockholders' equity	$635,799	$634,927

See accompanying notes to the Unaudited Combined Interim Financial Statements.

Excelerate NV, Explorer NV and Express NV

Unaudited combined statements of income
For the three months ended March 31, 2014 and 2013

	Three months ended March 31,
(In thousands USD)	2014	2013

Time charter revenues	$18,024	$23,514
Vessel operating expenses (note 8)	(1,836)	(11,598)
Depreciation	(5,208)	(6,281)
General and administrative expenses	(30)	(33)

Operating income	10,950	5,602

Financial income (expense):
Interest income	9	7
Interest expense	(7,073)	(7,392)
Other financial items, net	68	58
Net financial expense	(6,996)	(7,327)

Income (loss) before income taxes	3,954	(1,725)

Income taxes (note 4)	—	—

Net income (loss)	$3,954	$(1,725)

See accompanying notes to the Unaudited Combined Interim Financial Statements.

Excelerate NV, Explorer NV and Express NV

Unaudited combined statements of comprehensive income
For the three months ended March 31, 2014 and 2013

	Three months ended March 31,
(In thousands USD)	2014	2013

Net income (loss)	$3,954	$(1,725)
Other comprehensive income, net of tax:	—	—

Net comprehensive income (loss)	$3,954	$(1,725)

See accompanying notes to the Unaudited Combined Interim Financial Statements.

Excelerate NV, Explorer NV and Express NV

Unaudited combined statements of changes in equity
For the three months ended March 31, 2014 and 2013

(In thousands USD)	Common stock	Retained deficit	Accumulated other comprehensive income	Total stockholders' equity

Balance at December 31, 2012	$313	$(49,050)	$—	$(48,737)
Net loss	—	(1,725)	—	(1,725)
Other comprehensive income	—	—	—	—

Balance at March 31, 2013	$313	$(50,775)	$—	$(50,462)

Balance at December 31, 2013	$313	$(55,926)	$—	$(55,613)
Net income	—	3,954	—	3,954
Other comprehensive income	—	—	—	—

Balance at March 31, 2014	$313	$(51,972)	$—	$(51,659)

See accompanying notes to the Unaudited Combined Interim Financial Statements.

Excelerate NV, Explorer NV and Express NV

Unaudited combined statements of cash flows
For the three months ended March 31, 2014 and 2013

	Three months ended March 31,
(In thousands USD)	2014	2013

Cash flows provided by operating activities:
Net income (loss)	$3,954	$(1,725)
Adjustments to reconcile net income (loss) to cash provided by operating activities:
Depreciation and amortization	5,208	6,281
Changes in operating assets and liabilities, net of acquisition:
(Increase) decrease in trade accounts receivable	(221)	(3,238)
(Increase) decrease in other receivables and prepaid expenses	476	(102)
Increase (decrease) in trade accounts payable	(2,108)	4,786
Increase (decrease) in other payables	1,184	1,659

Cash provided by operating activities	$8,493	$7,661

Cash flows from investing activities:
Capital expenditures, including interest capitalized	—	—

Net cash used in investing activities	$—	$—

Cash flows from financing activities:
Proceeds from short-term debt (note 7)	—	—
Principal payments on long-term debt	(2,159)	(2,013)

Net cash used in financing activities	$(2,159)	$(2,013)

Net increase (decrease) in cash and cash equivalents	6,334	5,648
Cash and cash equivalents at beginning of period	8,075	7,597

Cash and cash equivalents at end of period	$14,409	$13,245

Supplemental disclosure of cash flow information
Interest paid	$5,424	$5,544
Interest received	$1	$—

See accompanying notes to the Unaudited Combined Interim Financial Statements.

Excelerate NV, Explorer NV and Express NV

Notes to the unaudited combined interim financial statements

(1)   Summary of significant accounting policies

(a)
Description of business

These unaudited combined interim financial statements combine the individual financial statements of Excelerate NV, Explorer NV and Express NV (together, the "Companies" and individually the "Company"). Each Company is incorporated in Belgium and is commonly owned and managed by Exmar NV ("Exmar") and Excelerate Energy Limited Partnership ("Excelerate Energy"). Each of Exmar and Excelerate Energy holds 50% of the shares and voting rights of each Company.

The Companies were established to each own a single liquefied natural gas regasification vessel ("LNGRV"), respectively Excelerate, Explorer and Express. The Companies are managed commonly by Exmar and Excelerate Energy based on the provisions of the respective shareholders' agreements.

All vessels operate under a long-term time charter with Excelerate Energy:

•
The Excelerate, an LNGRV built in 2006, operates under a time charter that expires in 2026 with charter extension options for two five-year terms;

•
The Explorer, an LNGRV built in 2008, operates under a time charter that expires in 2033 with a charter extension option for five years; and

•
The Express, an LNGRV built in 2009, operates under a time charter that expires in 2034 with a charter extension option for five years.

The Companies are managed commonly by Excelerate Energy and Exmar based on the provisions of the respective shareholders' agreements. For the purpose of preparing these unaudited combined interim financial statements, management refers to the board of directors of Exmar.

(b)
Basis of accounting

These unaudited combined interim financial statements are prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP"). The unaudited combined interim financial statements have been prepared using the going concern basis of accounting. The use of this basis of accounting is appropriate unless management either intends to liquidate one of the Companies, to cease operations, or has no realistic alternative but to do so. The accumulated deficit reflected in the unaudited combined interim financial statements results primarily from non-cash items. Accordingly, management has not identified a material uncertainty that may cast significant doubt on any of the Companies' ability to continue as a going concern.

(c)
Foreign currency

The unaudited combined interim financial statements are stated in U.S. Dollars which is the functional currency of each of the Companies and the typical currency used in international shipping markets. Transactions involving other currencies during the year are converted into U.S. Dollars using the exchange rates in effect at the time of the transactions. At the balance sheet date, monetary assets and liabilities that are denominated in currencies other than the U.S. Dollar are translated to reflect the year-end exchange rates.

(d)
Use of estimates

The preparation of the unaudited combined interim financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the unaudited combined interim financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant items subject to such estimates and assumptions include the useful lives of vessels; allowances for doubtful accounts; and provisions for performance claims raised by the charter party.

(e)
Cash and cash equivalents

The Companies consider all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents unless there is a restriction imposed by a third party on the availability of the funds.

(f)
Trade accounts receivable

Trade accounts receivable are recorded at the invoiced amount and are based on the provisions of the respective time charter. Amounts collected on trade accounts receivable are included in net cash provided by operating activities in the unaudited combined statements of cash flows. Management reviews the need for an allowance for doubtful accounts on a monthly basis considering aging and specific exposures. Account balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote.

As of March 31, 2014 and December 31, 2013, no trade receivable was considered doubtful and accordingly, there was no allowance for doubtful accounts recorded.

(g)
Operating revenues and expenses

The Companies recognize revenues from time charters as operating leases daily on a straight-line basis over the term of the charter as the applicable vessel operates under the charter.

Revenue is recognized from delivery of the vessel to the charterer, until the end of the charter term. Under the time charters, the Companies are responsible for providing the crewing and other services related to the vessel's operations, the cost of which is included in the daily hire rate, except under certain off-hire conditions.

Vessel operating expenses include crewing, repairs and maintenance, insurance, stores, lube oils and communication expenses. Vessel operating expenses are paid by the Companies for time charters, and during off-hire and are recognized when incurred.

As further discussed in Note 10—Related Party Transactions, related parties have provided the management services for the vessels and employ the crews that work on the vessels. The Companies have no direct employees and, accordingly, are not liable for any pension or post-retirement benefits.

(h)
Vessels

All pre-delivery costs incurred during the construction of newbuildings, including interest and supervision and technical costs, are capitalized. Depreciation is calculated on a straight-line basis over each vessel's estimated useful life of 35 years, less an estimated residual value.

The Companies revised the estimated useful life of the vessels from 30 to 35 years effective January 1, 2014. This change in the estimate of the vessels' useful life was accounted for prospectively. The Companies determined to increase the useful life of the vessels after consideration of factors such as their physical and technical condition and performance, the technological evolution observable in LNG and LNGRV vessels and observable practice by industry peers. As a result of this change, depreciation expenses for the quarter ended March 31, 2014 decreased by USD 1.1 million compared to the same quarter in the prior year and net result increased by the same amount. The Companies estimate the depreciation expenses to be reduced by USD 4.4 million on an annual basis and the net result to increase by the same amount.

Each Company drydocks its vessel on a regular basis (on average every three to five years). Under the time charter agreements, drydocking costs are borne by the charterer on a pass through basis. Drydocking costs incurred are not capitalized as part of the cost of vessels. There were no vessels under construction and no interest costs were capitalized for the three months ended March 31, 2014 and the year ended December 31, 2013.

(i)
Other assets

Other current assets and other assets consist of prepaid insurance and other prepaid expenses.

(j)
Impairment of long-lived assets

The vessels are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the vessel may not be recoverable. If circumstances require the vessel to be tested for possible impairment, management first compares undiscounted cash flows expected to be generated by that asset to its carrying amount. If the carrying amount of the vessel is not recoverable on a undiscounted cash flow basis, impairment is recognized to the extent that the carrying amount exceeds its fair value. Fair value is determined through various valuation techniques including undiscounted cash flow models and third-party independent appraisals, as considered necessary.

(k)
Commitments and contingencies

Liabilities for loss contingencies arising from claims, assessments, litigation, fines, and penalties and other sources are recorded when it is probable that a liability has been incurred and the amount can be reasonably estimated. Legal costs incurred in connection with loss contingencies are expensed as incurred.

Each time charter includes a requirement for the Company to guarantee certain performance criteria of the vessel primarily speed, upload/discharge speed and fuel consumption over the term of the charter. Costs associated with these performance claims are recognized when it is probable that the Company has incurred a liability. Management's best estimate with regards to the probable payment in respect of performance claims raised by the charter party is recognized as a liability.

(l)
Recently adopted accounting standards

In July 2013, the FASB issued authoritative guidance that requires an entity to present an unrecognized tax benefit, as a reduction to a deferred tax asset for a net operating loss ("NOL") carryforward, a similar tax loss, or a tax credit carryforward when (1) the uncertain tax position would reduce the NOL or other carryforward under the tax law of the applicable jurisdiction and (2) the entity intends to use the deferred tax asset for that purpose. This guidance is effective prospectively for fiscal years, and interim periods within those years, beginning after December 15, 2013. The adoption of this guidance did not have an impact on the Companies' unaudited combined interim financial statements.

In February 2013, the FASB issued authoritative guidance for the recognition, measurement, and disclosure of obligations resulting from joint and several liability arrangements for which the total amount of the obligations within the scope of this guidance is fixed at the reporting date. It does not apply to certain obligations that are addressed within existing guidance in US GAAP. This guidance requires an entity to measure in-scope obligations with joint and several liability (e.g., debt arrangements, other contractual obligations, settled litigations, judicial rulings) as the sum of the amount the reporting entity agreed to pay on the basis of its arrangement among its co-obligors and any additional amount it expects to pay on behalf of its co-obligors. In addition, an entity is required to disclose the nature and amount of the obligation. This guidance applies retrospectively to those obligations resulting from joint and several liability arrangements in the scope of this guidance that existed as of January 1, 2014. The adoption of this guidance did not have an impact on the Companies' unaudited combined interim financial statements.

In July 2012, the FASB amended its authoritative guidance related to testing indefinite-lived intangible assets for impairment. Under the revised guidance, entities testing their indefinite-lived intangible assets for impairment have the option of performing a qualitative assessment before performing further impairment testing. If entities determine, on the basis of qualitative factors, that it is more likely than not that the asset is impaired, a quantitative test is required. The guidance is effective for accounting years beginning after December 15, 2013 and its adoption did not have an impact on the Companies' unaudited combined interim financial statements.

(m)
Recently Issued Accounting Standards

In April 2014, the FASB amended its authoritative guidance related to the requirements for reporting discontinued operations. A disposal of a component of an entity or a group of components of an entity will in the future only be required to be reported in discontinued operations if the disposal represents a strategic shift that has (or will have) a major effect on an entity's operations and financial results.

The Companies would have to apply the amendments prospectively to all disposals (or classifications as held for sale) of components that occur within annual periods beginning on or after December 15, 2014, and interim periods within those years. The adoption of this amendment is not expected to have a significant impact on the Companies' combined financial statements.

(2)   Segment information

The Companies have not presented segment information as they consider they operate in one reportable segment, the floating liquefied natural gas infrastructure market. Furthermore, the Companies' fleet operates under long-term time charters with only one charterer, Excelerate Energy. The charterer controls the choice of which routes the Companies' vessels will serve. Accordingly, the Companies' management, including the chief operating decision maker, does not evaluate the Companies' performance according to geographic region.

(3)   Significant risks and uncertainties including business and credit concentrations

For the three months ended March 31, 2014 and 2013, 100% of the time charter revenues were derived from Excelerate Energy.

(4)   Taxation

Excelerate NV

Excelerate NV is subject to the Belgian Tonnage Tax Regime. Under this regime, the applicable tax is based on the weight (measured as net tonnage) of the vessel. The tonnage tax related to the Excelerate amounted to $5 ('000) for each of the three months ended March 31, 2014 and 2013. Excelerate NV is not subject to Belgian corporate income taxes.

Explorer NV, Express NV

Explorer NV and Express NV are subject to Belgian corporate income taxes.

Given management's assessment that it is not more likely than not that Explorer NV and Express NV would be able to generate taxable income in the foreseeable future, due to the combination of tax losses and the availability of prudent and feasible tax strategies notwithstanding the availability of tonnage tax regime election, a valuation allowance has been recognized for the full amount of the deferred tax asset related to net operating losses and tax credits carried forward as of March 31, 2014 and December 31, 2013. Total tax losses carried forward and tax credits for which no deferred tax assets have been recognized amount to $202.2 million and $206.7 million as of March 31, 2014 and December 31, 2013, respectively, representing a theoretical deferred tax asset of $68.7 million and $70.3 million, respectively. Movements in tax credits reflect the effect of the loss of the period and the use of tax credits to offset certain tax attributes ($5.4 million approximately for the first three months of 2014).

A reconciliation between the income tax expense resulting from applying the Belgian statutory income tax rate and the reported income tax expense has not been presented herein as it would not provide additional useful information to users of the unaudited combined interim financial statements as Explorer NV and Express NV do not pay income taxes currently and have applied for the Belgian Tonnage Tax Regime.

(5)   Fair value measurements

The following table presents the carrying amounts and estimated fair values of the Companies' financial instruments at March 31, 2014 and December 31, 2013. Fair value is defined as the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

	March 31, 2014		December 31, 2013
(In thousands USD)	Carrying amount	Fair value	Carrying amount	Fair value

Financial assets:
Cash and cash equivalents	$14,409	$14,409	$8,075	$8,075
Trade accounts receivable	4,401	4,401	4,180	4,180
Other receivables	1,275	1,275	1,751	1,751
Financial liabilities:
Trade accounts payable	$9,276	$9,276	$11,384	$11,384
Other liabilities	16,527	16,527	15,343	15,343
Long-term debt (including current portion)	661,655	684,022	663,813	686,253

The carrying amounts shown in the table are included in the balance sheets under the indicated captions.

The fair values of the financial instruments shown in the above table as of March 31, 2014 and December 31, 2013 represent the amounts that would be received to sell those assets or that would be paid to transfer those liabilities in an orderly transaction between market participants at that date. Those fair value measurements maximize the use of observable inputs. However, in situations where there is little, if any, market activity for the asset or liability at the measurement date, the fair value measurement reflects management's own judgments about the assumptions that market participants would use in pricing the asset or liability. Those judgments are developed by management based on the best information available in the circumstances, including expected cash flows and appropriately risk-adjusted discount rates, available observable and unobservable inputs.

The following methods and assumptions were used to estimate the fair value of each class of financial instruments:

•
Cash and cash equivalents, trade accounts receivable, other assets (non derivatives), notes payable to banks, trade accounts payable, and accrued expenses (non derivatives): The carrying amounts, at face value or cost plus accrued interest, approximate fair value because of the short maturity of these instruments. Credit risk is not deemed significant due to the short-term nature of these assets.

•
Long term debt: The fair value of the Companies' long term debt is estimated using discounted cash flow analyses, based on rates currently available for debt with similar terms and remaining maturities and the current credit worthiness of the Companies.

(6)   Long-term debt

(In thousands USD)	March 31, 2014	December 31, 2013

Total long-term debt due to shareholders(1)	$661,655	$663,813

Exmar	323,791	325,045
Excelerate Energy	337,864	338,768

Less: current portion of long-term debt	24,765	24,609

Exmar	13,136	13,035
Excelerate Energy	11,629	11,574

Long-term debt	$636,890	$639,204

(1)    Shareholders refers either to the direct shareholders of the Companies or their subsidiaries.

Annual maturities of long-term debt as of March 31, 2014 during the next five years and thereafter are as follows:

(In thousands USD)

2014	$22,450
2015	25,979
2016	27,405
2017	28,892
2018 and later	556,929

Total	$661,655

Excelerate NV

Excelerate NV issued 258 subordinated bonds each to Exmar and the Taurus Charitable Income Trust, an affiliated company of Excelerate Energy, in denominations of $398,400 per bond. All bonds accrue interest at an annual rate of 5.25%. The bonds mature in 2018. The Exmar bonds are secured as follows: Exmar is entitled to a first priority mortgage on the vessel Excelerate but passed on the benefit of such first priority mortgage to its lenders. The Taurus bonds are secured by a second priority mortgage on the vessel Excelerate and a second priority assignment and pledge of earnings, insurances and requisition compensation. The bonds include mandatory repayment clauses based on the occurrence of certain contingent events, as well as a voluntary repayment option. In the three months ended March 31, 2014 and the year ended December 31, 2013, $0.0 million and $15.0 million were repaid.

The total outstanding debt was $124.4 million as of March 31, 2014 and December 31, 2013, of which the current portion due to the shareholders amounts to $15.7 million.

Explorer NV

The outstanding amount on the shareholder loans granted to Explorer NV by Exmar and Excelerate Energy (through itself and its subsidiary GKFF Finance BV) at March 31, 2014 (December 31, 2013) can be summarized as follows:

•
Shareholders' loan due to Exmar amounting to $74.5 million ($75.0 million), which bears interest at a rate of three-month LIBOR plus a margin of 0.9%;

•
Shareholders' loan due to Exmar amounting to $55.9 million ($56.0 million), which bears interest at an annual fixed rate of 15%; and

•
Two shareholders' loans due to Excelerate Energy amounting to $66.2 million ($66.7 million) and $71.0 million ($71.0 million), which bears interest at a rate of three-month LIBOR plus a margin of 0.9%.

The current portion due to the shareholders amounts to $4.7 million and $4.6 million at March 31, 2014 and December 31, 2013, respectively.

All loans granted to Explorer NV mature in 25 years and are repaid in quarterly installments, with the $71.0 million loan granted by Excelerate Energy, having principal repayments starting after 12 years. All loans include mandatory repayment clauses based on the occurrence of certain contingent events.

Express NV

The outstanding amount on the shareholder loans granted to Express NV by Exmar and Excelerate Energy (through itself and its subsidiary GKFF Finance BV) at March 31, 2014 (December 31, 2013) can be summarized as follows:

•
Shareholders' loan due to Exmar amounting to $75.3 million ($75.8 million), which bears interest at a rate of three-month LIBOR plus a margin of 0.9%;

•
Shareholders' loan due to Exmar amounting to $55.8 million ($56.0 million), which bears interest at an annual fixed rate of 15%; and

•
Two shareholders' loans due to Excelerate Energy amounting to $68.0 million ($68.4 million) and $70.4 million ($70.4 million), which bears interest at the rate of three-month LIBOR plus a margin of 0.9%.

The current portion due to the shareholders amounts to $4.3 million at March 31, 2014 and December 31, 2013.

All loans granted to Express NV mature in 25 years and are repaid in quarterly installments, with the $70.4 million loan granted by Excelerate Energy, having principal repayments starting after 12 years. All loans include mandatory repayment clauses based on the occurrence of certain contingent events.

Repayment of the Explorer NV loans due to Excelerate Energy is secured by a second priority security comprising a second priority pledge of receivables under the charter, a second priority pledge of the vessel's earnings, insurances and requisition compensation and a second priority pledge of shares in Explorer NV, and by third priority security comprising a third priority pledge of the vessel's earnings, insurances and requisition compensation. No such second priority and third priority security has been put in place to secure repayment of the Express NV loans due to Excelerate Energy.

(7)   Other current liabilities

(in thousands USD)	March 31, 2014	December 31, 2013

Other liabilities due to owners and affiliates	$7,555	$7,850
Accrued interest expense	3,150	1,501
Deferred time charter revenues	5,822	5,992

Total	$16,527	$15,343

Both shareholders have extended a credit facility of up to $8 million to finance the working capital of Excelerate NV. This facility bears interest at a rate of three-month LIBOR plus a margin of 0.6%.

Accrued interest expense is comprised of interest expenses not paid yet but to be allocated to the respective accounting year. Deferred time charter revenues relate to time charter revenues invoiced in advance for the subsequent accounting year.

(8)   Operating leases

The minimum annual contractual future revenues to be received on time charters as of March 31, 2014 during the next five years and thereafter are as follows:

(In thousands USD)

2014	$39,735
2015	52,771
2016	52,915
2017	52,771
2018 and later	681,048

Total	$879,240

Time charter revenue is subject to deduction by the charterer for among other things, any sums due in respect of the applicable vessel owner's failure to meet its performance undertakings (e.g. fuel consumption, speed, loading and discharging) and off-hire accruing during the period. In the event of off-hire, all hire will cease to be due or payable for the duration of off-hire, except if the events of off-hire do not exceed a certain number of allowed off-hire days per calendar year.

The charter agreements permit the charterer to terminate the charter in case of certain force majeure events. The charters also allow the charterer to terminate the charter upon the occurrence of specified defaults.

Off-hire events and early termination of the charter agreements have not been assumed in disclosing the minimum contractual future revenues set out above.

Operating costs, including drydock expenses, are borne by the charterer substantially on a pass through basis. The pass through of operating costs is not reflected in the minimum lease revenues set out above.

(9)   Stockholders' equity

Common stock

The issued and outstanding common stock of Excelerate NV, Explorer NV and Express NV is comprised of 1,000 common shares per Company.

Holders of common stock are entitled to one vote per share, and to receive dividends and, upon liquidation or dissolution, are entitled to receive all assets available for distribution to stockholders. The holders have no preemptive or other subscription rights and there are no redemption or sinking fund provisions with respect to such shares.

Dividend

The Exmar-Excelerate joint venture agreements require the consent of the joint venture partners for any dividend distribution, that indebtedness to members be repaid and that the capital not be reasonably required or necessary by the joint venture company before any dividend is payable to the shareholders. Additionally, the joint venture agreement of Excelerate NV provides that no dividends will be paid until bonds issued by the Company in connection with the construction and acquisition of the vessel have been repaid.

(10) Related party transactions

The Companies are joint ventures between the Exmar group and the Excelerate Energy group. As such Exmar provides general and corporate management services for the Companies. Exmar Shipmanagement NV provides all services in relation to crew and technical management of the vessels. Excelerate Energy does not provide services to the Companies. Amounts charged by Exmar NV and Exmar Shipmanagement NV to the Companies are as follows:

	March 31,
(In thousands USD)	2014	2013

Exmar NV (included in general and administrative expenses)	$18	$18
Exmar Shipmanagement NV (included in vessel operating expenses)	458	454

Total	$476	$472

Trade accounts payable due to affiliated companies, amount to $0.7 million as of March 31, 2014 and $0.2 million as of December 31, 2013. As explained in note 2, 100% of the Companies' time charter revenues were derived from Excelerate Energy for the three months ended March 31, 2014 and 2013. As a result, 100% of trade account receivables also were derived from Excelerate Energy for the same period. Long-term debt with shareholders has been set out in note 6.

Repayment of lending facilities contracted by Exmar in relation to the financing of the Explorer and Express is secured by a first priority security comprising a first assignment of the related charter, first mortgage and a first priority assignment of the vessel's earnings, insurances and requisition compensation.

(11)  Other

Other contractual commitments and contingencies

In accordance with the time charter agreements, an amount of $6.4 million has been deducted by the charterer under the performance clauses. The amount has been fully accrued for under trade accounts payable as of March 31, 2014.

Vessel option agreement

On January 24, 2014, Exmar, Excelerate NV and Excelerate Energy entered into a vessel option agreement. Subject to this vessel option agreement, Excelerate Energy is permitted, to offer, to sell or to grant a purchase option on Explorer, Express and Excelerate, to a customer who charters the vessel for a minimum five-year period. Though Excelerate Energy may offer to sell or grant a purchase option on the vessels owned by the Exmar-Excelerate joint ventures at any time, no such offer or purchase option may call for a transfer of any vessel prior to January 2024.

The price to be paid for each vessel will be the greatest of (i) the sum of the fair market value at the end of the term of the charter and any remaining hire payments due under the charter, (ii) the fair market value at the time of the closing of the transaction and (iii) the actual purchase price, in each case minus any transfer costs.

(12) Subsequent events

On June 14, 2014 while proceeding to her next loading port, the Explorer lost propulsion as a result of a fire in the engine room. The Explorer is now under tow pending the decisions on the shipyard for repair. Although the Explorer will be off hire for a certain period, a substantial portion of both the repair and maintenance costs as well as the loss of hire is covered by our insurance policies. However, the residual portion for the account of the owner is currently in the process of being estimated and could have an adverse impact on the 2014 result of Explorer NV.

Management has evaluated subsequent events from the balance sheet date through June 26, 2014 and determined that there are no other items to disclose.

Exmar-Teekay joint ventures

Excelsior BVBA, Exmar (Excalibur) Shipping Cy Ltd,
Excalibur Shipping Company Ltd and Solaia Shipping LLC

Unaudited combined financial statements
March 31, 2014 and 2013

Excelsior BVBA, Exmar (Excalibur) Shipping Cy Ltd,
Excalibur Shipping Company Ltd and Solaia Shipping LLC

Unaudited combined balance sheets
As of March 31, 2014 and December 31, 2013

(In thousands USD)	March 31, 2014	December 31, 2013

Assets
Current assets:
Cash and cash equivalents	$9,440	$10,066
Restricted cash—current (note 6)	21,837	24,847
Trade accounts receivable	4,614	394
Other receivables, prepaid expenses and accrued income	461	439

Total current assets	36,352	35,746

Long-term assets:
Restricted cash—long-term (note 6)	170,892	170,037
Vessels
Cost	158,169	158,169
Less accumulated depreciation	(48,279)	(47,188)

Vessels, net	109,890	110,981
Vessels under capital lease
Cost	153,763	153,763
Less accumulated depreciation	(61,059)	(59,850)

Vessels, net	92,704	93,913

Total assets	$409,838	$410,677

Liabilities and stockholders' equity
Current liabilities:
Current portion of long-term debt (note 7)	$87,730	$90,031
Current obligations under capital lease (note 12)	2,638	2,525
Trade accounts payable	8,092	5,938
Other current liabilities (note 8)	10,950	11,793

Total current liabilities	109,410	110,287

Long-term debt, excluding current portion (note 7)	53,500	58,825
Long-term obligations under capital lease (note 12)	168,254	167,512

Total liabilities	331,164	336,624

Stockholders' equity (note 10):
Common stock	3,192	3,192
Preferred stock	30,000	30,000
Retained earnings	45,482	40,861
Total stockholders' equity	78,674	74,053

Total liabilities and stockholders' equity	$409,838	$410,677

See accompanying notes to the Unaudited Combined Interim Financial Statements.

Excelsior BVBA, Exmar (Excalibur) Shipping Cy Ltd,
Excalibur Shipping Company Ltd and Solaia Shipping LLC

Unaudited combined statements of income
For the three months ended March 31, 2014 and 2013

	Three months ended March 31,
(In thousands USD)	2014	2013

Time charter revenues	$12,183	$12,171
Vessel operating expenses	(4,625)	(2,990)
Depreciation and amortization	(2,300)	(2,815)
General and administrative expenses	(23)	(24)

Operating income	5,235	6,342

Financial income (expense):
Interest income	649	595
Interest expense	(1,251)	(1,432)
Other financial items, net	(12)	10
Net financial expense	(614)	(827)

Net income before income taxes	4,621	5,515

Income taxes (note 4)	—	—

Net income	$4,621	$5,515

See accompanying notes to the Unaudited Combined Interim Financial Statements.

Excelsior BVBA, Exmar (Excalibur) Shipping Cy Ltd,
Excalibur Shipping Company Ltd and Solaia Shipping LLC

Unaudited combined statements of comprehensive income
For the three months ended March 31, 2014 and 2013

	Three months ended March 31,
(In thousands USD)	2014	2013

Net income	$4,621	$5,515
Other comprehensive income, net of tax	—	—

Comprehensive income	$4,621	$5,515

See accompanying notes to the Unaudited Combined Interim Financial Statements.

Excelsior BVBA, Exmar (Excalibur) Shipping Cy Ltd,
Excalibur Shipping Company Ltd and Solaia Shipping LLC

Unaudited combined statements of changes in equity
For the three months ended March 31, 2014 and 2013

(In thousands USD)	Common stock	Preferred stock	Retained earnings	Accumulated other comprehensive income	Total stockholders' equity

Balance at December 31, 2012	$3,192	$30,000	$31,650	$—	$64,842
Net income	—	—	5,515	—	5,515
Other comprehensive income	—	—	—	—	—

Balance at March 31, 2013	$3,192	$30,000	$37,165	$—	$70,357

Balance at December 31, 2013	$3,192	$30,000	$40,861	$—	$74,053
Net income	—	—	4,621	—	4,621
Other comprehensive income	—	—	—	—	—

Balance at March 31, 2014	$3,192	$30,000	$45,482	$—	$78,674

See accompanying notes to the Unaudited Combined Interim Financial Statements.

Excelsior BVBA, Exmar (Excalibur) Shipping Cy Ltd,
Excalibur Shipping Company Ltd and Solaia Shipping LLC

Unaudited combined statements of cash flows
For the three months ended March 31, 2014 and 2013

	Three months ended March 31,
(In thousands USD)	2014	2013

Cash flows provided by operating activities:
Net income	$4,621	$5,515
Adjustments to reconcile net income to cash provided by operating activities:
Depreciation and amortization	2,300	2,815
Drydocking expenditure	—	—
Changes in operating assets and liabilities, net of acquisition:
(Increase) decrease in trade accounts receivable	(4,220)	(36)
(Increase) decrease in other receivables and prepaid expenses	(22)	(141)
Increase (decrease) in trade accounts payable	2,154	(1,021)
Increase (decrease) in other payables	(843)	3,829

Cash provided by operating activities	$3,990	$10,961

Cash flows from investing activities:
Capital expenditures	—	—

Net cash used in investing activities	$—	$—

Cash flows from financing activities:
Principal payments on long-term debt and capital lease obligations	(7,626)	(7,513)
(Increase) decrease in restricted cash and short-term investments	3,010	3,335

Net cash used in financing activities	$(4,616)	$(4,178)

Net increase (decrease) in cash and cash equivalents	(626)	6,783
Cash and cash equivalents at beginning of period	10,066	5,942

Cash and cash equivalents at end of period	$9,440	$12,725

Supplemental disclosure of cash flow information:
Interest paid	$1,958	$2,349
Interest received	$670	$695

See accompanying notes to the Unaudited Combined Interim Financial Statements.

Excelsior BVBA, Exmar (Excalibur) Shipping Cy Ltd,
Excalibur Shipping Company Ltd and Solaia Shipping LLC

Notes to the unaudited combined interim financial statements

(1)   Summary of significant accounting policies

(a)
Description of business

These unaudited combined interim financial statements combine the individual financial statements of Excelsior BVBA, Exmar (Excalibur) Shipping Cy Ltd, Excalibur Shipping Company Ltd and Solaia Shipping LLC (together "the Companies" and individually "the Company").

    Excelsior BVBA was incorporated in Belgium in 2004. Its shares are held 50% by Exmar LNG Holding NV ("Exmar LNG") and 50% by Teekay LNG Partners LP ("Teekay LNG"). Excelsior BVBA owns a vessel called Excelsior, which has been chartered to Excelerate Energy Limited Partnership ("Excelerate Energy") for a period of 20 years that expires in 2025. Excelerate Energy has the option to extend the charter for two five-year terms.

    Exmar (Excalibur) Shipping Cy Ltd was incorporated in the United Kingdom in 2001. Its shares are held 50% by Exmar (UK) Shipping Cy Ltd ("Exmar (UK)") and 50% by Teekay LNG. Exmar (Excalibur) Shipping Cy Ltd charters a vessel called Excalibur under a bareboat contract from Solaia Shipping LLC and in turn charters this vessel to Excelerate Energy for a period of 15 years that expires in 2022. Excalibur Shipping Company Ltd was incorporated in the Isle of Man in 2001. Its shares are held 50% by Exmar Lux SA ("Exmar Lux") and 50% by Teekay LNG. Excalibur Shipping Company Ltd is the holder of a standby put option relating to the purchase of the vessel Excalibur. Solaia Shipping LLC was incorporated in Liberia in 2000. Its shares are held 50% by Exmar LNG Investments Ltd (LIB/HK) ("Exmar Investments") and 50% by Teekay LNG. Solaia Shipping LLC leases the vessel Excalibur under a UK tax lease. The vessel is chartered under a bareboat contract to Exmar (Excalibur) Shipping Cy Ltd, both expiring October 2027.

The Companies are managed by Exmar LNG, Exmar (UK) and Exmar Investments, respectively, in each case, commonly with Teekay LNG, based on the provisions of the respective shareholders' agreements. For the purpose of preparing these unaudited combined interim financial statements, management refers to the board of directors of Exmar NV, the ultimate parent company of Exmar LNG, Exmar (UK) and Exmar Investments.

All intracompany transactions between Excelsior BVBA, Exmar (Excalibur) Shipping Cy Ltd, Excalibur Shipping Company Ltd and Solaia Shipping LLC have been eliminated within these unaudited combined interim financial statements.

(b)
Basis of preparation

These unaudited combined interim financial statements are prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

(c)
Foreign currency

The unaudited combined interim financial statements are stated in U.S. Dollars which is the functional currency of each of the Companies and which is the typical currency used in international shipping markets. Transactions involving other currencies during the year are converted into U.S. Dollars using the exchange rates in effect at the time of the transactions. At the balance sheet date, monetary assets and liabilities that are denominated in currencies other than the U.S. Dollar are translated to reflect the year-end exchange rates.

(d)
Use of estimates

The preparation of the unaudited combined interim financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the unaudited combined interim financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant items subject to such estimates and assumptions include the useful lives of vessels; allowances for doubtful accounts; and provisions for performance claims raised by the charter party.

(e)
Cash and cash equivalents

The Companies consider all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents unless there is a restriction imposed by a third party on the availability of the funds.

(f)
Restricted cash

Restricted cash consists of bank deposits or retention accounts which may only be used to settle certain pre-arranged payments under the loan and lease arrangements. The classification of restricted cash as current or noncurrent assets has been done to reflect the portion of the obligation that it aims to secure. The noncurrent portion relates to Solaia Shipping LLC's capital lease.

(g)
Trade accounts receivable

Trade accounts receivable are recorded at the invoiced amount and are based on the provisions of the respective time charter. Amounts collected on trade accounts receivable are included in net cash provided by operating activities in the unaudited combined statements of cash flows. Management reviews the need for an allowance for doubtful accounts on a monthly basis. Account balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote.

As of March 31, 2014 and December 31, 2013, no trade receivable was considered doubtful and, accordingly, there was no provision for doubtful accounts recorded.

(h)
Operating revenues and expenses

The Companies recognize revenues from time-charters as operating leases daily on a straight-line basis over the term of the charter as the applicable vessel operates under the charter.

Revenue is recognized from delivery of the vessel to the charterer, until the end of the charter term. Under the time charters, the Companies are responsible for providing the crewing and other services related to the vessel's operations, the cost of which is included in the daily hire rate, except under certain off-hire conditions.

Vessel operating expenses include crewing, repairs and maintenance, insurance, stores, lube oils and communication expenses. Vessel operating expenses are paid by the Companies for time charters, and during off-hire and are recognized when incurred.

As further discussed in Note 11—Related Party Transactions, related parties have provided the management services for the vessels and employ the crews that work on the vessels. The Companies have no direct employees and, accordingly, are not liable for any pension or post-retirement benefits.

(i)
Vessels

All pre-delivery costs incurred during the construction of newbuildings, including interest, supervision and technical costs, are capitalized. Depreciation related to owned vessels is calculated on a straight-line basis over each vessel's estimated useful life of 35 years, less an estimated residual value. Depreciation related to vessels under capital lease is calculated on a straight-line basis over each vessel's lease term, less an estimated residual value.

Solaia Shipping LLC leases a vessel under an agreement that has been accounted for as a capital lease. The lease is for a term of 25 years renewable until the end of the vessel's useful life deemed to be 30 years in the agreement. Obligations under capital leases are carried at the present value of the future minimum lease payments, and the asset balance is amortized on a straight-line basis over the lease term. Amortization of assets held under capital leases is included with depreciation expense.

Excelsior revised the estimated useful life of its vessel from 30 to 35 years effective January 1, 2014. This change in the estimate of the vessel's useful life was accounted for prospectively. Excelsior has increased the useful life of its vessel after consideration of factors such as its physical and technical condition and performance, the technological evolution observable in LNG and LNGRV vessels and observable practice by industry peers. As a result of this change, depreciation expenses for the quarter ended March 31, 2014 decreased by USD 0.5 million compared to the same quarter in the prior year and net result increased by the same amount. Excelsior estimates the depreciation expenses to be reduced by USD 2.0 million on an annual basis and the net result to increase by the same amount.

Each Company drydocks its vessel on a regular basis (on average every three to five years) and capitalizes a substantial portion of costs incurred during dry docking. Those costs are amortized on a straight-line basis from the completion of a drydock over the estimated useful life of the drydock, usually between 3 and 5 years. Each Company expenses as incurred, costs related to routine repair and maintenance incurred during drydock. Routine repair and maintenance costs are those costs that do not improve or extend the useful life of the vessels and generally consist of minor repair and maintenance works that would not require demobilization of the vessel or would not require the vessel to be gas-free. Costs that are capitalized as part of the drydocking activities include a variety of costs incurred relating to the drydock activities, such as expenses related to the dock preparation, port expenses at the drydock shipyard, general shipyard expenses, expenses related to hull, external surfaces and decks, expenses related to machinery and engines of the vessel, as well as expenses related to the testing and correction of findings related to safety equipment on board.

Drydocking activity for the three months ended March 31, 2014 and the year ended December 31, 2013 is summarized as follows:

(In thousands USD)	March 31, 2014	December 31, 2013

Drydock component at beginning of period	$4,729	$5,985

Depreciation and amortization	(339)	(1,405)
Capital expenditures	—	149

Drydock component at end of period	$4,390	$4,729

There were no vessels under construction and no interest costs were capitalized for the three months ended March 31, 2014 and the year ended December 31, 2013.

(j)
Other assets

Other current assets and other assets consist of prepaid insurance and other prepaid expenses.

(k)
Impairment of long-lived assets

The vessels are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the vessel may not be recoverable. If circumstances require the vessel to be tested for possible impairment, management first compares undiscounted cash flows expected to be generated by that asset to its carrying amount. If the carrying amount of the vessel is not recoverable on an undiscounted cash flow basis, an impairment loss is recognized to the extent that the carrying amount exceeds its fair value. Fair value is determined through various valuation techniques including undiscounted cash flow models and third-party independent appraisals, as considered necessary.

(l)
Commitments and contingencies

Liabilities for loss contingencies arising from claims, assessments, litigation, fines, and penalties and other sources are recorded when it is probable that a liability has been incurred and the amount can be reasonably estimated. Legal costs incurred in connection with loss contingencies are expensed as incurred.

Each time charter includes a requirement for the Company to guarantee certain performance criteria of the vessel primarily speed, upload/discharge speed and fuel consumption over the term of the charter. Costs associated with these performance claims are recognized when it is probable that the Company has incurred a liability. Management's best estimate with regards to the probable payment in respect of performance claims issued by the charter party is recognized as a liability.

(m)
Recently adopted accounting standards

In July 2013, the FASB issued authoritative guidance that requires an entity to present an unrecognized tax benefit, as a reduction to a deferred tax asset for a net operating loss ("NOL") carryforward, a similar tax loss, or a tax credit carryforward when (1) the uncertain tax position would reduce the NOL or other carryforward under the tax law of the applicable jurisdiction and (2) the entity intends to use the deferred tax asset for that purpose. This guidance is effective prospectively for fiscal years, and interim periods within those years, beginning after December 15, 2013. The adoption of this guidance did not have an impact on the Companies' unaudited combined interim financial statements.

In February 2013, the FASB issued authoritative guidance for the recognition, measurement, and disclosure of obligations resulting from joint and several liability arrangements for which the total amount of the obligations within the scope of this guidance is fixed at the reporting date. It does not apply to certain obligations that are addressed within existing guidance in US GAAP. This guidance requires an entity to measure in-scope obligations with joint and several liability (e.g., debt arrangements, other contractual obligations, settled litigations, judicial rulings) as the sum of the amount the reporting entity agreed to pay on the basis of its arrangement among its co-obligors and any additional amount it expects to pay on behalf of its co-obligors. In addition, an entity is required to disclose the nature and amount of the obligation. This guidance applies retrospectively to those obligations resulting from joint and several liability arrangements in the scope of this guidance that existed as of January 1, 2014. The adoption of this guidance did not have an impact on the Companies' unaudited combined interim financial statements.

In July 2012, the FASB amended its authoritative guidance related to testing indefinite-lived intangible assets for impairment. Under the revised guidance, entities testing their indefinite-lived intangible assets for impairment have the option of performing a qualitative assessment before performing further impairment testing. If entities determine, on the basis of qualitative factors, that it is more likely than not that the asset is impaired, a quantitative test is required. The guidance is effective for accounting years beginning after December 15, 2013 and its adoption did not have an impact on the Companies' unaudited combined interim financial statements.

(n)
Recently Issued Accounting Standards

In April 2014, the FASB amended its authoritative guidance related to the requirements for reporting discontinued operations. A disposal of a component of an entity or a group of components of an entity will in the future only be required to be reported in discontinued operations if the disposal represents a strategic shift that has (or will have) a major effect on an entity's operations and financial results.

The Companies would have to apply the amendments prospectively to all disposals (or classifications as held for sale) of components that occur within annual periods beginning on or after December 15, 2014, and interim periods within those years. The adoption of this amendment is not expected to have a significant impact on the Companies' combined financial statements.

(2)   Segment information

The Companies have not presented segment information as they consider they operate in one reportable segment, the floating liquefied natural gas infrastructure market. Furthermore, the Companies' fleet operates under long-term time charters with only one charterer, Excelerate Energy. The charterer controls the choice of which routes the Companies' vessels will serve. Accordingly, the Companies' management, including the chief operating decision maker, does not evaluate the Companies' performance according to geographic region.

(3)   Significant risks and uncertainties including business and credit concentrations

For the three months ended March 31, 2014 and 2013, 100% of the time charter revenues were derived from Excelerate Energy.

(4)   Taxation

Excelsior BVBA

The vessel "Excelsior" is subject to the Belgian Tonnage Tax Regime. Under this regime, the applicable tax is based on the weight (measured as net tonnage) of the vessel. The tonnage tax related to the Excelsior amounted to $5 ('000) for each of the three months ended March 31, 2014 and 2013. Excelsior BVBA is not subject to Belgian corporate income taxes.

Solaia Shipping LLC

Solaia Shipping LLC is not subject to Liberian or Hong Kong corporate income taxes.

Exmar (Excalibur) Shipping Cy Ltd

Exmar (Excalibur) Shipping Cy Ltd is subject to UK corporate income taxes. Exmar (Excalibur) Shipping Cy Ltd has estimated tax losses of $38.9 million (December 31, 2013: $39.1 million) available for carry forward against future taxable profits. This corresponds to a deferred tax asset of $9.5 million (December 31, 2013: $9.5 million). Given management's assessment that it is not more likely than not that Exmar (Excalibur) Shipping Cy Ltd will be able to generate sufficient taxable income in the foreseeable future, a valuation allowance has been recognized for the full amount of the deferred tax asset related to net operating losses carried forward as of March 31, 2014 and December 31, 2013.

Excalibur Shipping Company Ltd

Excalibur Shipping Company Ltd is exempted from Isle of Man income taxes.

(5)   Fair value measurements

The following table presents the carrying amounts and estimated fair values of the Companies' financial instruments at March 31, 2014 and December 31, 2013. Fair value is defined as the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

	March 31, 2014		December 31, 2013
(In thousands USD)	Carrying amount	Fair value	Carrying amount	Fair value

Financial assets:
Cash and cash equivalents (including restricted and short-term)	$202,169	$202,169	$204,950	$204,950
Trade accounts receivable	4,614	4,614	394	394
Other receivables	461	461	439	439
Financial liabilities:
Trade accounts payable	$8,092	$8,092	$5,938	$5,938
Other liabilities	10,950	10,950	11,793	11,793
Long-term debt (including current portion)	141,230	140,340	148,856	147,918

The carrying amounts shown in the table are included in the balance sheets under the indicated captions.

The fair values of the financial instruments shown in the above table as of March 31, 2014 and December 31, 2013 represent the amounts that would be received to sell those assets or that would be paid to transfer those liabilities in an orderly transaction between market participants at that date. Those fair value measurements maximize the use of observable inputs. However, in situations where there is little, if any, market activity for the asset or liability at the measurement date, the fair value measurement reflects management's own judgments about the assumptions that market participants would use in pricing the asset or liability. Those judgments are developed by management based on the best information available in the circumstances, including expected cash flows and appropriately risk-adjusted discount rates, available observable and unobservable inputs.

The following methods and assumptions were used to estimate the fair value of each class of financial instruments:

•
Cash and cash equivalents, trade accounts receivable, other assets (non-derivatives), notes payable to banks, trade accounts payable and accrued expenses (non-derivatives): The carrying amounts, at face value or cost plus accrued interest, approximate fair value because of the short maturity of these instruments. Credit risk is not deemed significant due to the short-term nature of these assets.

•
Long-term debt: The fair value of the Companies' long-term debt is estimated using discounted cash flow analysis, based on rates currently available for debt with similar terms and remaining maturities and the current credit worthiness of the Companies.

(6)   Restricted cash

As of March 31, 2014 (December 31, 2013), restricted cash includes balances of $14.3 million ($17.3 million) and $7.5 million ($7.5 million) that relates to the Excelsior and Excalibur debt agreements, respectively, representing interest and principal payments for the following 6 months and usually in the form of current accounts or short-term deposits.

Under the terms of the capital lease for Excalibur, Solaia Shipping LLC is required to have on deposit with financial institutions an amount of cash that equals the present value of the remaining amounts owing under the lease. This deposit has been classified as noncurrent as it secures the full amount of the outstanding liability. These cash deposits are restricted to being used for capital lease payments and have been fully funded with a bank loan (see Note 7 and Note 12). Both the obligations under the capital lease and the restricted cash deposit are denominated in GBP. As at March 31, 2014 and December 31, 2013, the amount of restricted cash on deposit in relation to this lease was $170.9 million and $170.0 million respectively.

Restricted cash classified as current secures portions of debt obligations that are scheduled to mature within twelve months and which are classified as current liability.

(7)   Long-term debt

(In thousands USD)	March 31, 2014	December 31, 2013

Total long-term debt due to shareholders	$141,230	$148,856

Excelsior Facility	64,150	69,475
Excalibur Facility	77,080	79,381

Less: current portion of long-term debt	87,730	90,031

Excelsior Facility	10,650	10,650
Excalibur Facility	77,080	79,381

Long-term debt	$53,500	$58,825

Excelsior BVBA

The long-term debt of Excelsior BVBA at March 31, 2014 and December 31, 2013 relates to the outstanding amounts on the loan agreement (the "Excelsior Facility") relating to a facility of up to $160 million to finance the acquisition of the vessel Excelsior, of which $127.8 million bears interest at an annual fixed rate of 5.19% and $32.2 million bears interest at a rate of six-month LIBOR plus a margin of 1.25%. The $127.8 million loan facility is repayable in semi-annual installments until January 2017. The $32.2 million loan facility will be repaid by means of a bullet payment due in January 2017. The loan agreement includes mandatory repayment clauses upon the occurrence of certain contingent events, as well as a voluntary repayment option.

The Excelsior Facility is secured by a first priority mortgage on the Excelsior and a first priority assignment of the vessel's time charter to the lending banks. Additionally, obligations owed under this facility are guaranteed by certain affiliates of Exmar and Teekay LNG.

The Excelsior Facility imposes operating and financing restrictions which may significantly restrict Excelsior BVBA's ability regarding certain financing, investing or operational activities. In addition, the Excelsior Facility contains covenants that require compliance with certain financial ratios. Such ratios include working capital ratios, minimum value clauses and minimum free cash restrictions. As of December 31, 2013, Excelsior BVBA was in compliance with all financial covenants.

Solaia Shipping LLC

The long-term debt of Solaia Shipping LLC relates to a facility up to $125 million (the "Excalibur Facility") to fund the cash deposit securing the letter of credit as per the Excalibur lease described below. The Excalibur Facility bears interest at a rate of three-month LIBOR plus a margin of 1.1%. Principal plus interest are payable on a quarterly basis. The maturity date of the loan is October 2014. The loan agreement includes mandatory repayment clauses upon the occurrence of certain contingent events as well as a voluntary repayment option.

The Excalibur Facility is secured by a first priority mortgage on the Excalibur, a first priority assignment of the vessel's time charter and a first priority assignment of Excalibur's earnings, insurances and requisition compensation. Additionally, obligations owed under this facility are guaranteed by certain affiliates of Exmar and Teekay LNG.

The Excalibur Facility imposes operating and financing restrictions which may significantly restrict Solaia Shipping LLC's ability regarding certain financing, investing or operational activities. In addition, the Excalibur Facility contains covenants that require compliance with certain financial ratios. Such ratios include working capital ratios, minimum value clauses and minimum cash and cash equivalents. As of December 31, 2013, Solaia Shipping LLC was in compliance with all financial covenants.

Annual maturities of long-term debt as of March 31, 2014 during the next five years and thereafter are as follows:

(In thousands USD)

2014	$82,405
2015	10,650
2016	10,650
2017	37,525
2018 and later	—

Total	$141,230

(8)   Other current liabilities

(in thousands USD)	March 31, 2014	December 31, 2013

Deferred time charter revenues	$4,044	$4,174
Accrued interest expense	689	1,396
Other liabilities due to owners and affiliates	6,169	6,135
Other accrued charges	48	88

Total	$10,950	$11,793

Both shareholders have also extended a credit facility of $6 million to finance the working capital of Exmar (Excalibur) Shipping Company Ltd. This facility bears interest at a rate of three-month LIBOR plus a margin of 2%.

Accrued interest expense is comprised of interest expenses not paid yet but to be allocated to the respective accounting year. Deferred time charter revenues relate to time charter revenues invoiced in advance for the subsequent accounting year.

(9)   Operating leases

The minimum contractual annual future revenues to be received on time charters as of March 31, 2014 during the next five years and thereafter are as follows:

(In thousands USD)

2014	$36,939
2015	48,405
2016	49,257
2017	47,867
2018 and later	284,411

Total	$466,879

Time charter revenues are subject to deduction by the charterer for, among other things, any sums due in respect of the applicable vessel owner's failure to meet its performance undertakings (e.g. fuel consumption, speed, loading and discharging) and off-hire accruing during the period. In the event of off-hire, all hire will cease to be due or payable for the duration of off-hire, except if the events of off-hire do not exceed a certain number of allowed off-hire days per calendar year.

The charter agreements permit the charterer to terminate the charter in case of certain force majeure events. The charters also allow the charterer to terminate the charter upon the occurrence of specified defaults.

Off-hire events and early termination of the charter agreements have not been assumed in disclosing the minimum contractual future revenues set out above.

(10) Stockholders' equity

Common stock

The issued and outstanding common stock of Excelsior BVBA, Excalibur Shipping Cy Ltd and Solaia Shipping LLC, respectively, is comprised of 1,118 shares, 1,000,000 shares and 1,000 shares.

Holders of common stock are entitled to one vote per share, and to receive dividends and, upon liquidation or dissolution, are entitled to receive all assets available for distribution to stockholders. The holders have no preemptive or other subscription rights and there are no redemption or sinking fund provisions with respect to such shares. Common stock is subordinate to the preferred stock with respect to dividend rights and rights upon liquidation, winding up and dissolution of the Companies.

Preferred stock

The authorized share capital of Exmar (Excalibur) Shipping Cy Ltd is divided into 1,000,000 ordinary shares and 30,000,000 preference shares. The ordinary shares have attached to them full voting, dividend and capital distribution rights. The preference shares do not entitle their holders to receive notice of or to attend and vote at general meetings unless the meeting includes a resolution for: (i) winding up or capital reduction; (ii) sale of the undertaking; (iii) altering the objects of Exmar (Excalibur) Shipping Cy Ltd; and (iv) varying or abrogating any of the special rights attached to the preference shares. The preference shareholders have no right to participate in the distribution of surplus assets (exceeding repayment of paid up capital) arising on the winding up of Exmar (Excalibur) Shipping Cy Ltd.

Dividend

The Exmar-Teekay joint venture agreements require the consent of the joint venture partners for any dividend distribution and provide that no dividend may be paid unless any member loans have been repaid or the members consent to payment of a dividend and the dividend does not violate the terms of the joint ventures' credit facilities. There are currently no member loans to the Exmar-Teekay joint ventures outstanding. The Excelsior and Excalibur credit facilities require the maintenance of certain minimum cash balances prior to dividend distribution.

(11)  Related party transactions

The Companies are joint ventures between the Exmar group and the Teekay LNG group. As such Exmar NV provides general and corporate management services for the Companies. Exmar Shipmanagement NV provides all services in relation to crew and technical management of the vessels. Teekay LNG does not provide services to the Companies. Amounts charged by Exmar NV and Exmar Shipmanagement NV to the Companies are as follows:

	Three months ended March 31,
(In thousands USD)	2014	2013

Exmar NV (included in general and administrative expenses)	$14	$15
Exmar Shipmanagement NV (included in vessel operating expenses)	270	279

Total	$284	$294

Trade accounts payable due to affiliated companies amount to $0.5 million as of March 31, 2014 and $0.1 million as of December 31, 2013.

(12) Other commitments and contingencies

Purchase option

Excelerate Energy has the right to purchase the Excalibur in March 2022 at a substantive price which is not considered a bargain purchase option.

Other contractual commitments and contingencies

In accordance with the time charter agreements, an amount of $6.6 million has been deducted by the charterer under the performance clauses. The amount has been fully accrued for under trade accounts payable as of March 31, 2014.

Excalibur lease

On June 29, 2001, Solaia Shipping LLC entered into a finance lease arrangement with a UK lessor (Lloyds (Nimrod) Machinery Finance Limited) where the lessor acquired and leased the Excalibur to Solaia Shipping LLC (as lessee). The obligations to the lessor are funded by a letter of credit which is secured by a cash deposit which matches the lease liability. The cash security has been provided through a loan facility with Nordea Bank Finland Plc entered into by Solaia Shipping LLC upon delivery of the vessel in 2001. The letter of credit was initially provided by Canadian Imperial Bank of Commerce in favor of the lessor but was released and immediately replaced by a new letter of credit by Lloyds TSB Bank Plc. Lease rentals are payable on a quarterly basis and at the end of each quarter the required deposit needed to secure the present value of rental payments due under the lease agreement is recalculated. Any differences are funded by, or released, on a net basis. This lease arrangement is a variable-rate interest capital lease. Under the terms of the capital lease arrangement, the lessor claims tax depreciation on the capital expenditures it incurred to acquire these vessels. As is typical in these leasing arrangements, tax and change of law risks are assumed by the lessee. Lease payments under the lease arrangements are based on certain tax and financial assumptions at the commencement of the leases. If an assumption proves to be incorrect, the lessor is entitled to increase or decrease the lease payments to maintain its agreed after-tax margin. The terms of the lease agreement include certain restrictions on the use and disposition of the vessel as well as positive and negative undertakings in relation to mandatory notifications, indebtedness, and time charter contracting. The lease agreement includes mandatory termination and early prepayment provisions upon the occurrence of certain events.

At its inception, the interest rate implicit in the lease was 5%. As at March 31, 2014, the annual commitments under the capital lease amount to $259.2 million, including imputed interest of $88.3 million, repayable as follows:

(In thousands USD)

2014	$7,614
2015	10,456
2016	10,953
2017	11,501
2018	12,076
Later	206,572

Total	$259,172

In addition, Excalibur Shipping Company Limited is party to a standby put option. Under the terms of this option, Excalibur Shipping Company Limited would have to acquire the vessel Excalibur in the event of default by the lessee. The standby put option agreement and other standby documents enable the lessor to exit the leasing on an expedited basis following termination of the lease in the event of default by transferring the title to the vessel to Excalibur Shipping Company Limited while allowing the continued leasing of the vessel to the lessee, Exmar Excalibur and under the time charter in place. Further, Excalibur Shipping Company Limited has entered into a standby agreement in favor of Nordea Bank Finland Plc. Under this agreement Excalibur Shipping Company Limited will assign certain contract rights, earnings and insurances in favor of the bank in its capacity as security trustee in the event of Excalibur Shipping Company Limited having to acquire the vessel.

The obligations under the lease agreement, the standby put option agreement as well as the obligations under the loan facility with Nordea Bank Finland Plc are guaranteed by Exmar and certain subsidiaries of Exmar.

(13) Subsequent events

Management has evaluated subsequent events from the balance sheet date through June 26, 2014 and determined that there are no items to disclose.

Predecessor to Exmar Energy Partners LP

Combined carve-out financial statements
December 31, 2013 and 2012

 Report of independent registered public accounting firm

The Board of Directors

Exmar NV

We have audited the accompanying combined carve-out balance sheets of the predecessor business to Exmar Energy Partners LP as of December 31, 2013 and 2012, and the related combined carve out statements of income, comprehensive income, changes in equity, and cash flows for each of the years in the two-year period ended December 31, 2013. These combined carve-out financial statements are the responsibility of Exmar NV's management. Our responsibility is to express an opinion on these combined carve-out financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the combined carve-out financial statements referred to above present fairly, in all material respects, the financial position of the predecessor business to Exmar Energy Partners LP as of December 31, 2013 and 2012, and the results of its operations and its cash flows for each of the years in the two-year period ended December 31, 2013, in conformity with U.S. generally accepted accounting principles.

Brussels, Belgium

April 15, 2014

KPMG Bedrijfsrevisoren / Réviseurs d'Entreprises Burg. CVBA

/s/ Patricia Leleu
Patricia Leleu
Bedrijfsrevisor / Réviseur d'Entreprises

Predecessor to Exmar Energy Partners LP

Combined carve-out balance sheets
as of December 31, 2013 and 2012

(In thousands USD)	2013	2012

Assets
Cash and cash equivalents	$7	$2
Restricted cash and short-term investments (note 7)	10,862	10,800
Advances to equity accounted joint ventures—current (note 9)	20,135	17,042
Accrued interest income	818	757

Total current assets	31,822	28,601

Investments in equity accounted joint ventures (note 9)	48,521	40,932
Advances to equity accounted joint ventures (note 9)	312,010	325,045

Total assets	$392,353	$394,578

Liabilities and equity
Current liabilities:
Current portion of long-term debt (note 8)	$13,829	$13,439
Trade accounts payable	4	3
Accrued interest expenses	1,229	1,392

Total current liabilities	15,062	14,834

Long-term debt (note 8)	312,741	325,270
Amounts due to equity accounted joint ventures (note 9)	39,416	32,975

Total liabilities	367,219	373,079

Equity:
Owner's net investment (note 1)	25,134	21,499

Total equity	25,134	21,499

Total liabilities and total equity	$392,353	$394,578

See accompanying notes to the Combined Carve-out Financial Statements.

Predecessor to Exmar Energy Partners LP

Combined carve-out statements of income
for the years ended December 31, 2013 and 2012

(In thousands USD)	2013	2012

Total operating revenues	$—	$—
Operating expenses:
General and administrative expenses (note 1)	2,138	2,053

Operating loss	(2,138)	(2,053)

Share of income from equity accounted joint ventures (note 9)	8,148	3,775
Financial income (expense):
Interest income (note 9)	22,640	23,431
Interest expense (note 8)	(5,738)	(6,768)
Net income before income taxes	$22,912	$18,385

Income taxes	—	—

Net income	$22,912	$18,385

See accompanying notes to the Combined Carve-out Financial Statements.

Predecessor to Exmar Energy Partners LP

Combined carve-out statements of comprehensive income
for the years ended December 31, 2013 and 2012

(In thousands USD)	2013	2012

Net income	$22,912	$18,385
Other comprehensive income, net of tax	—	—

Comprehensive income	$22,912	$18,385

See accompanying notes to the Combined Carve-out Financial Statements.

Predecessor to Exmar Energy Partners LP

Combined carve-out statements of changes in equity
for the years ended December 31, 2013 and 2012

(In thousands USD)	Total equity

Balances at December 31, 2011	$11,382

Net income	$18,385
Dividends	—
Other comprehensive income	—
Repayments of owner's net investment (note 1)	(8,268)
Balances at December 31, 2012	$21,499
Net income	$22,912
Dividends	—
Other comprehensive income	—
Repayments of owner's net investment (note 1)	(19,277)
Balances at December 31, 2013	$25,134

See accompanying notes to the Combined Carve-out Financial Statements.

Predecessor to Exmar Energy Partners LP

Combined carve-out statements of cash flows
for the years ended December 31, 2013 and 2012

(In thousands USD)	2013	2012

Cash flows provided by operating activities:
Net income	$22,912	$18,385
Adjustments to reconcile net income to cash provided by operating activities:
Equity in income of equity method investees	(8,148)	(3,775)
Changes in operating assets and liabilities, net of acquisition:
Increase (decrease) in trade accounts payable	1	—
(Increase) decrease in accrued interest income/expenses	(224)	(22)

Cash provided by operating activities	14,541	14,588

Cash flows from investing activities:
Payment on advances to joint ventures	9,942	9,347
Dividend received from joint ventures	7,000	6,500

Net cash provided by investing activities	16,942	15,847

Cash flows from financing activities:
Proceeds from long-term debt	1,300	1,700
Principal payments on long-term debt	(13,439)	(13,072)
Increase in restricted cash and short-term investments	(62)	(10,800)
Repayments of owner's net investment (note 1)	(19,277)	(8,268)

Net cash used in financing activities	(31,478)	(30,440)

Net increase (decrease) in cash and cash equivalents	5	(5)
Cash and cash equivalents at beginning of year	2	7

Cash and cash equivalents at end of year	$7	$2
Supplementary disclosure of cash flow information:
Interest paid	$5,901	$6,874
Interest received	22,515	23,516

See accompanying notes to the Combined Carve-out Financial Statements.

Predecessor to Exmar Energy Partners LP

Notes to the combined carve-out financial statements

(1)   Description of business

These combined carve-out financial statements of the predecessor business to Exmar Energy Partners LP (the "Predecessor") have been carved out of the consolidated financial statements of Exmar NV ("Exmar"), which managed and owned certain assets associated with Exmar's liquefied natural gas ("LNG") business through subsidiaries and joint ventures during the periods presented. These assets and liabilities associated with Exmar's LNG business will be transferred by Exmar to Exmar Energy Hong Kong Ltd, a company formed as an indirect wholly-owned subsidiary of Exmar in 2007 under the laws of Hong Kong (the "Company"), prior to the initial public offering ("IPO") of Exmar Energy Partners LP (the "Partnership").

Exmar Energy Partners LP will become the ultimate parent company of Exmar Energy Hong Kong Ltd upon completion of the IPO. The combined carve-out financial statements of the Predecessor have been prepared to reflect the historical financial performance, cash flows and financial position of the assets and liabilities associated with Exmar's LNG business that will be transferred to the Partnership in connection with the IPO.

Prior to the IPO, the Company will acquire the 50% interest in Explorer NV, Express NV, Excelerate NV, Excelsior BVBA, Exmar (Excalibur) Shipping Cy Ltd, Excalibur Shipping Cy Ltd and Solaia Shipping LLC, currently owned by Exmar. These acquisitions will be accounted for as a reorganization of entities under common control and have been included in the Predecessor's combined carve-out financial statements at Exmar's investment in the historical net assets of the joint ventures. In addition, Exmar is expected to transfer the loan facilities with respect to the financing of the vessels Explorer, Express and Excelerate as well as the loans to the joint ventures Explorer NV, Express NV and Excelerate NV to the Company at historical book value. The impact of these planned transactions has been presented in net equity as of December 31, 2011 at an amount of $11.4 million. The changes in the net equity following these transactions, for the years ended December 31, 2013 and December 31, 2012, include dividends received from joint ventures, repayments of long-term debt and payments on advances to joint ventures. The cash impact of those changes has been recognized by Exmar and its subsidiaries and has therefore been presented as contributions from or repayments of owner's net investment in the combined carve-out statements of cash flows and the combined carve-out statements of changes in equity.

Prior to the IPO and upon completion of the above transactions, the Company will own:

•
a 50% interest in (a) Solaia Shipping LLC, an entity that is jointly owned with Teekay LNG Partners L.P. ("Teekay LNG") and currently leasing the LNG carrier Excalibur built in 2002, which is operating under a bareboat charter with Exmar (Excalibur) Shipping Cy Ltd; (b) Exmar (Excalibur) Shipping Cy Ltd, an entity that is jointly owned with Teekay LNG and currently operates the bareboat chartered LNG carrier Excalibur under a time charter with Excelerate Energy L.P. ("Excelerate Energy"); and (c) Excalibur Shipping Cy Ltd, an entity that is jointly owned with Teekay LNG and which is a party to the standby put option to acquire the Excalibur;

•
a 50% interest in Excelsior BVBA, an entity that is jointly owned with Teekay LNG and owns the LNGRV Excelsior built in 2005, which is currently operating under a time charter with Excelerate Energy;

•
a 50% interest in Excelerate NV, an entity that is jointly owned with Excelerate Energy and owns the LNGRV Excelerate built in 2006, which is currently operating under a time charter with Excelerate Energy;

•
a 50% interest in Explorer NV, an entity that is jointly owned with Excelerate Energy and owns the LNGRV Explorer built in 2008, which is currently operating under a time charter with Excelerate Energy; and

•
a 50% interest in Express NV, an entity that is jointly owned with Excelerate Energy and owns the LNGRV Express built in 2009, which is currently operating under a time charter with Excelerate Energy.

In connection with the closing of the IPO, the Partnership will acquire all of the equity interests in the Company from Exmar.

These joint ventures are variable interest entities of which Exmar is not the primary beneficiary. The following table lists the entities of which Exmar's equity share is included in the Predecessor combined carve-out financial statements and their purpose:

Name	Jurisdiction of incorporation	Purpose

Exmar Energy Hong Kong Ltd	Hong Kong	Holding Company
Exmar (Excalibur) Shipping Cy Ltd	England and Wales	Bareboat Owner Excalibur
Excalibur Shipping Company Ltd	Isle of Man	Party to a standby put option to acquire Excalibur
Solaia Shipping LLC	Liberia	Leases Excalibur under a capital lease
Excelsior BVBA	Belgium	Owns Excelsior
Excelerate NV	Belgium	Owns Excelerate
Explorer NV	Belgium	Owns Explorer
Express NV	Belgium	Owns Express

Excelsior BVBA, Solaia Shipping LLC, Exmar (Excalibur) Shipping Cy Ltd and Excalibur Shipping Company Ltd are managed commonly by Teekay LNG and various Exmar subsidiaries based on the provisions of their respective shareholders' agreements. Excelerate NV, Explorer NV and Express NV are managed commonly by Excelerate Energy and various Exmar subsidiaries based on the provisions of their respective shareholders' agreements. Based on the provisions of these shareholders' agreements, Exmar has determined that it does not have the power to direct the activities of the joint ventures that most significantly influence their economic performance.

For the purpose of preparing these financial statements, management refers to the board of directors of Exmar. In the preparation of these combined carve-out financial statements, general and administrative expenses incurred by Exmar and its subsidiaries (consisting primarily of salaries and other employee related costs, office rent, legal and professional fees, and travel and entertainment) were allocated to the Predecessor's operations based on the number of vessels, personnel and estimated time spent for its LNG operations included in the above described business operations. Amounts allocated and included under general and administrative expenses were $2.1 million for the years ended December 31, 2013 and December 31, 2012. Management believes that the allocation methods used are reasonable.

(2)   Summary of significant accounting policies

(a)
Basis of preparation

The combined carve-out financial statements have been prepared in accordance with the generally accepted accounting principles in the United States of America ("US GAAP"). These accounts have been prepared to reflect the historical financial performance, cash flows and financial position of the assets and liabilities associated with Exmar's LNG business that will be transferred to the Partnership in connection with the IPO.

Intercompany balances and transactions have been eliminated upon combination.

(b)
Reporting currency

The combined carve-out financial statements are stated in U.S. Dollars which is the functional and reporting currency of each of the joint ventures. Transactions involving other currencies during the year are converted into U.S. Dollars using the exchange rates in effect at the time of the transactions. At the balance sheet date, monetary assets and liabilities that are denominated in currencies other than the U.S. Dollar are translated to reflect the year-end exchange rates.

(c)
Use of estimates

The preparation of the combined carve-out financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the combined carve-out financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant items subject to such estimates and assumptions include the useful lives of vessels; allowances for doubtful accounts; and provisions for performance claims raised by the charter party.

(d)
Cash and cash equivalents

The Predecessor considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents, unless there is a restriction imposed by a third party on the availability of the funds.

(e)
Restricted Cash

Restricted cash consists of bank deposits or retention accounts which may only be used to settle certain pre-arranged payments under the loan arrangements. The classification of restricted cash between current or noncurrent assets has been done to reflect the maturity of the portion of the obligation that it aims to secure.

(f)
Investments in joint ventures

Investments in joint ventures are accounted for using the equity method of accounting. Under the equity method of accounting, investments are stated at initial cost and are adjusted for subsequent additional investments and the Predecessor's proportionate share of earnings or losses and distributions. The Predecessor evaluates its investment in joint ventures for impairment when events or circumstances indicate that the carrying value of such investments may have experienced an other-than-temporary decline in value below its carrying value. If the estimated fair value is less that the carrying value, the carrying value is written down to its estimated fair value and the resulting impairment is recorded in the Predecessor's combined carve-out statements of income.

(g)
Advances to equity accounted joint ventures

Advances to equity accounted joint ventures are recorded at amortized cost, adjusted for the amortization or accretion of premiums or discounts.

Advances are assessed for collectability during each reporting period. To determine whether an advance should be considered as impaired, management considers all available information relevant to the collectibility of the security, including past events, current conditions, and reasonable and supportable forecasts when developing estimate of cash flows expected to be collected. Factors considered in this assessment include forecasted performance of the investee, and the general market condition the investee operates in.

(h)
Commitments and contingencies

Liabilities for loss contingencies arising from claims, assessments, litigation, fines, penalties and other sources are recorded when it is probable that a liability has been incurred and the amount can be reasonably estimated. Legal costs incurred in connection with loss contingencies are expensed as incurred.

(i)
Recently adopted accounting standards

In June 2011, the Financial Accounting Standards Board ("FASB") amended its authoritative guidance related to the presentation of comprehensive income, requiring entities to present items of net income and other comprehensive income either in one continuous statement or in two separate consecutive statements. This guidance also required entities to present reclassification adjustments for each component of accumulated other comprehensive income in both net income and other comprehensive income on the face of the financial statements. In December 2011, the FASB issued an update to this guidance deferring the requirement to present reclassification adjustments on the face of the financial statements. The adoption of this disclosure-only guidance did not have an impact on the combined carve-out financial statements.

In September 2011, FASB amended its authoritative guidance related to testing goodwill for impairment. Under the revised guidance, entities testing goodwill for impairment have the option of performing a qualitative assessment before performing Step 1 of the goodwill impairment test. If entities determine, on the basis of qualitative factors, that the fair value of the reporting unit is more-likely-than not less than the carrying amount, the two-step impairment test would be required. The adoption of this standard did not have an impact on the combined carve-out financial statements.

(j)
Recently issued accounting standards

In July 2013, the FASB issued authoritative guidance that requires an entity to present an unrecognized tax benefit, as a reduction to a deferred tax asset for a net operating loss ("NOL") carryforward, a similar tax loss, or a tax credit carryforward when (1) the uncertain tax position would reduce the NOL or other carryforward under the tax law of the applicable jurisdiction and (2) the entity intends to use the deferred tax asset for that purpose. This guidance becomes effective prospectively for fiscal years, and interim periods within those years, beginning after December 15, 2013. The Predecessor does not expect this guidance to have a significant impact on the combined carve-out financial statements.

In March 2013, the FASB issued authoritative guidance to resolve the diversity in practice concerning the release of the cumulative translation adjustment ("CTA") into net income (i) when a parent sells a part or all of its investment in a foreign entity or no longer holds a controlling financial interest in a subsidiary or group of assets within a foreign entity, and (ii) in connection with a step acquisition of a foreign entity. The guidance is effective prospectively for fiscal years, and interim periods within those years, beginning after December 15, 2013. The Predecessor does not expect this guidance to have a significant impact on the combined carve-out financial statements.

In February 2013, the FASB issued authoritative guidance for the recognition, measurement, and disclosure of obligations resulting from joint and several liability arrangements for which the total amount of the obligations within the scope of this guidance is fixed at the reporting date. It does not apply to certain obligations that are addressed within existing guidance in US GAAP. This guidance requires an entity to measure in-scope obligations with joint and several liability (e.g., debt arrangements, other contractual obligations, settled litigations, judicial rulings) as the sum of the amounts the reporting entity agreed to pay on the basis of its arrangement among its co-obligors and any additional amounts it expects to pay on behalf of its co-obligors. In addition, an entity is required to disclose the nature and amount of the obligation. This guidance should be applied retrospectively to all prior periods for those obligations resulting from joint and several liability arrangements within the scope of this guidance that exist as of January 1, 2014. The Predecessor will apply the new standard when it becomes effective, and the adoption of this standard is not expected to have a significant impact on the combined carve-out financial statements.

In December 2011, the FASB issued authoritative guidance that creates new disclosure requirements about the nature of an entity's rights of offset and related arrangements associated with its financial instruments and derivative instruments. This revised guidance helps reconcile differences in the offsetting requirements under US GAAP and International Financial Reporting Standards ("IFRS"). These requirements mandate that entities disclose both gross and net information about instruments and transactions eligible for offset in the statement of financial position as well as instruments and transactions subject to an agreement similar to a master netting arrangement. In January 2013, the FASB issued an update that limits the scope of these disclosures to recognized derivative instruments, repurchase agreements and reverse repurchase agreements, and securities borrowing and lending transactions to the extent they are offset in the balance sheet or subject to an enforceable master netting arrangement or similar agreement. The new standards are effective for annual periods beginning January 1, 2013, and interim periods within those annual periods. Retrospective application is required. The Predecessor will apply the new standard when it becomes effective, and the adoption of this standard is not expected to have a significant impact on the combined carve-out financial statements.

In July 2012, the FASB amended its authoritative guidance related to testing indefinite-lived intangible assets for impairment. Under the revised guidance, entities testing their indefinite-lived intangible assets for impairment have the option of performing a qualitative assessment before performing further impairment testing. If entities determine, on the basis of qualitative factors, that it is more likely-than-not that the asset is impaired, a quantitative test is required. The guidance becomes effective for accounting years beginning after December 15, 2013 with early adoption permitted. The Predecessor will apply this new standard when it becomes effective, and the adoption of this standard is not expected to have a significant impact on the combined carve-out financial statements.

(3)   Segment information

The Predecessor has not presented segment information as it considers it operates in one reportable segment, the floating LNG infrastructure market. Furthermore, the vessels owned by the joint ventures operate under long-term time charters with only one charterer, Excelerate Energy. The charterer controls the choice of which routes the vessels will serve. Accordingly, management, including the chief operating decision maker, does not evaluate the Predecessor's performance according to geographic region.

(4)   Significant risks and uncertainties including business and credit concentrations

In the years ended December 2013 and 2012, 100% of the time charter revenues generated by the joint ventures originated from Excelerate Energy.

(5)   Taxation

Certain components of the Predecessor's business are subject to income tax as they are embedded in a legal entity subject to income tax. None of the legal entities that include the components of the Predecessor's business is currently paying income taxes due to the existence of tax losses and tax credits carried forward. A valuation allowance has been recorded in respect of these tax losses and tax credits carried forward. In addition, since it is expected that the Company and the Partnership will not be subject to income tax, no income tax has been reflected in the combined carve-out financial statements.

(6)   Fair value measurements

The following table presents the carrying amounts and estimated fair values of the Predecessor's financial instruments at December 31, 2013 and 2012. Fair value is defined as the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

	2013		2012
(In thousands USD)	Carrying amount	Fair value	Carrying amount	Fair value

Financial assets:
Cash and cash equivalents (including restricted and short-term)	$10,869	$10,869	$10,802	$10,802
Advances to equity accounted joint ventures (including current portion)	332,145	406,478	342,087	433,268
Accrued interest income	818	818	757	757
Financial liabilities:
Trade accounts payable	$4	$4	$3	$3
Long-term debt (including current portion)	326,570	297,634	338,709	301,703
Accrued interest expenses	1,229	1,229	1,392	1,392

The carrying amounts shown in the table are included in the balance sheets under the indicated captions.

The fair values of the financial instruments shown in the above table as of December 31, 2013 and 2012 represent the amounts that would be received to sell those assets or that would be paid to transfer those liabilities in an orderly transaction between market participants at that date. Those fair value measurements maximize the use of observable inputs. However, in situations where there is little, if any, market activity for the asset or liability at the measurement date, the fair value measurement reflects management's own judgments about the assumptions that market participants would use in pricing the asset or liability. Those judgments are developed by management based on the best information available in the circumstances, including expected cash flows and appropriately risk-adjusted discount rates, available observable and unobservable inputs.

The following methods and assumptions were used to estimate the fair value of each class of financial instruments:

•
Cash and cash equivalents, trade accounts receivable, other assets (non-derivatives), notes payable to banks, trade accounts payable and accrued expenses (non-derivatives): the carrying amounts, at face value or cost plus accrued interest, approximate fair value because of the short maturity of these instruments.

•
Advances to equity accounted joint ventures: amounts are estimated using a discounted cash flow analysis, based on current rates currently available for debt with similar terms and remaining maturities. In addition, an assessment of the credit worthiness of the borrower and the value of the collateral is taken into account when determining the fair value.

•
Long-term debt: the fair value of the Predecessor's long-term debt is estimated using discounted cash flow analysis, based on rates currently available for debt with similar terms and remaining maturities and the current credit worthiness of the Predecessor.

(7)   Restricted cash and short-term investments

As of December 31, 2013, restricted cash includes balances of $5.4 million and $5.4 million that relate to the Explorer and Express debt agreements, respectively, representing interest and principal payments for approximately one year, and is usually held in the form of three-month deposits.

(8) Long-term debt

	December 31,
(In thousands USD)	2013	2012

Excelerate loan facility	$67,833	$73,617
Explorer loan facility	120,717	124,190
Express loan facility	124,190	127,463

Total outstanding debt, excluding current portion	$312,740	$325,270
Current portion:
Excelerate loan facility	$7,083	$7,083
Explorer loan facility	3,473	3,273
Express loan facility	3,273	3,083

Total current portion	13,829	13,439

Total outstanding debt, including current portion	$326,569	$338,709

Annual maturities of long-term debt as of December 31, 2013, payable during the next five years and thereafter are (in thousands USD):

2014	$13,829
2015	14,243
2016	14,682
2017	15,169
2018 and later	268,646

Total	$326,569

Excelerate Facility

In 2005, Exmar entered into a secured loan facility (the "Excelerate Facility") for the acquisition of certain bonds issued or to be issued by Excelerate NV to assist it in financing the construction and acquisition of the vessel Excelerate. The Excelerate Facility consists of three tranches: a tranche of up to $85 million (the "KEXIM Facility") provided by the Export-Import Bank of Korea ("KEXIM"); a tranche of up to $22 million provided by a syndicate of financial institutions; and a tranche of up to $19 million provided by a syndicate of financial institutions made available following delivery of the Excelerate (we refer to the $22 million and the $19 million tranches collectively as the "commercial loans"). The commercial loans bear interest at an annual rate of three-month LIBOR plus 1% at all times when the Excelerate is under an acceptable charter and an annual rate of three-month LIBOR plus 1.1% at all other times. The KEXIM Facility bears interest at an annual fixed rate of 5.515%. The principal amount of the KEXIM Facility is repayable in 24 consecutive equal semi-annual installments of approximately $3.5 million, ending on October 20, 2018. The principal amount of the commercial loans is repayable in full at maturity on October 20, 2018. Exmar may prepay principal amounts owed pursuant to the Excelerate Facility at any time, with 30 days' written notice, without any penalty or premium. The Excelerate Facility includes mandatory repayment clauses based on the occurrence of certain contingent events, including the sale or total loss of the Excelerate.

The Excelerate Facility is collateralized by a first mortgage on the Excelerate and a first priority charge, assignment and pledge of the time charter to the lending banks, a share pledge and a general security deed. The Excelerate is also subject to a second mortgage and third mortgage in relation to certain shareholders' loans to Excelerate NV.

The Excelerate Facility imposes operating and financing restrictions that may significantly restrict Excelerate NV's ability regarding certain financing, investing or operational activities. In addition, the facility agreements contain covenants that require compliance with certain financial ratios. Such ratios include equity ratios, working capital ratios, minimum value clauses and minimum free cash requirements. As of December 31, 2013 and December 31, 2012, Exmar was in compliance with all financial covenants.

Explorer & Express Facilities

In May 2006, Exmar entered into secured loan facilities totaling $280 million, consisting of two tranches of $140 million each, for the financing of the Explorer and the Express (the "Explorer & Express Facilities"). These facilities bear interest at an annual floating rate of three-month LIBOR plus 0.9%. The principal amount of the Explorer & Express Facilities is repayable in 48 quarterly installments ranging from approximately $0.62 million to $1.2 million for each tranche with a balloon payment of $98.7 million for each tranche payable at the maturity date of the loan. The maturity dates of the facility are April 2020 and April 2021 for Explorer and Express, respectively. Exmar may prepay principal amounts owed pursuant to the Explorer & Express Facilities at any time, with 14 days' written notice, without any penalty or premium. The Explorer and Express Facilities include mandatory repayment clauses based on the occurrence of certain contingent events, including the sale or total loss of the vessels.

The Explorer & Express Facilities are secured by a first priority mortgage on each vessel, a first priority pledge agreement over the shares of each joint venture owner, a guarantee given by each joint venture owner, a first priority charge, assignment and pledge of the charter party of each vessel, an account security deed and a general security deed with each owner. The Explorer & Express Facilities are also secured by a charge, assignment and pledge of each Exmar NV loan agreement with each owner and an account security deed with Exmar LNG Holding NV.

The Explorer & Express Facilities impose operating and financing restrictions that may significantly limit or prohibit the ability of Explorer NV and Express NV regarding certain financing, investing or operational activities. In addition, the Explorer & Express Facilities contain covenants that require compliance with certain financial ratios. Such ratios include equity ratios, working capital ratios, minimum value clauses and minimum free cash requirements. As of December 31, 2013 and December 31, 2012, Exmar was in compliance with all financial covenants.

(9)   Equity method investments and advances to equity method investees

As a result of the formation transactions related to the IPO, the Company will own a 50% interest in seven companies that own or operate four LNGRVs and one LNG carrier. All investees are variable interest entities of which Exmar is not the primary beneficiary, as it has determined that it did not have the power on its own to direct the activities of the variable interest entities that most significantly impact the entities' economic performance.

The Predecessor accounts for its equity interests in the joint ventures as equity method investments in its combined carve-out financial statements. The Predecessor has determined common management exists among the Exmar-Excelerate Joint Ventures and among the Exmar-Teekay Joint Ventures.

A condensed summary of the Predecessor's investments in equity accounted joint ventures and advances to equity accounted joint ventures is as follows:

(a)
Investment in equity accounted joint ventures

(In thousands USD)	Ownership %	December 31, 2013	December 31, 2012

Joint ventures with Excelerate Energy:
Excelerate NV	50%	$9,152	$6,190
Explorer NV	50%	(21,840)	(18,044)
Express NV	50%	(15,234)	(12,610)

Subtotal:		(27,922)	(24,464)
Joint ventures with Teekay LNG:
Excalibur Shipping Company Ltd	50%	$—	$—
Excelsior BVBA	50%	29,491	26,536
Solaia Shipping LLC	50%	9,878	8,206
Exmar (Excalibur) Shipping Cy Ltd	50%	(2,342)	(2,321)

Subtotal		37,027	32,421

Total		$9,105	$7,957

(b)
Advances to equity accounted joint ventures

(In thousands USD)	Ownership %	December 31, 2013	December 31, 2012

Joint ventures with Excelerate Energy:
Excelerate NV	50%	$65,970	$73,480
Explorer NV	50%	131,387	133,537
Express NV	50%	131,788	134,070

Subtotal		329,145	341,087
Joint ventures with Teekay LNG:
Exmar (Excalibur) Shipping Company Ltd	50%	3,000	1,000

Subtotal		3,000	1,000

Total		$332,145	$342,087

Excelerate NV

Excelerate NV issued 258 subordinated bonds each to Exmar and Taurus Charitable Income Trust, an affiliated company of Excelerate Energy, in denomination of $398,400 per bond. All bonds accrue interest at an annual rate of 5.25%. The current portion of the Exmar bonds amounted to $7.9 million at December 31, 2013 and $7.5 million as at December 31, 2012. The bonds mature in 2018. Exmar is entitled to a first priority mortgage on the vessel Excelerate but passed on the benefit of such first priority mortgage to its lenders. The bonds include mandatory repayment clauses upon the occurrence of certain contingent events, as well as voluntary repayment options. In the years ended December 31, 2013 and 2012, $7.5 million and $7.1 million, respectively, of these bonds were repaid. Both shareholders of Excelerate NV have also extended a credit facility of up to $8 million to finance Excelerate NV's working capital. This credit Facility bears interest at a rate of three-month LIBOR plus a margin of 0.60%.

Explorer NV & Express NV

Exmar granted two shareholder loans to Explorer NV and Express NV. The shareholder loans are split into a variable interest rate bearing loan (three-month LIBOR plus a margin of 0.90%) and a fixed interest rate bearing loan (15%). These loans are repaid over a period of 25 years in quarterly installments. The shareholder loans include mandatory repayment clauses based on the occurrence of certain contingent events, including the sale or total loss of the vessels. As of December 31, 2013, the current portion of the shareholder loans amounted to $2.7 million and $2.5 million, for Explorer NV and Express NV, respectively, and $2.5 million and $2.3 million as at December 31, 2012. In the years ended December 31, 2013 and 2012, $4.8 million and $4.4 million, respectively, were repaid under these loans.

The following table represents aggregated summarized financial information of the joint ventures assuming a 100% ownership interest in the owner's equity method investments:

	Excelerate joint-venture December 31,		Teekay joint-venture December 31,
(In thousands USD)	2013	2012	2013	2012

Cash and cash equivalents	$8,075	$7,597	$10,066	$5,942
Restricted cash	—	—	194,384	190,873
Trade accounts receivable	4,180	5,466	394	637
Other current assets	1,751	3,622	439	266
Vessels	620,921	646,394	110,981	116,410
Vessels under capital lease	—	—	93,913	99,688
Long term debt including current portion	663,813	687,102	148,856	168,424
Obligations under capital lease	—	—	170,037	166,675
Trade accounts payable	11,384	9,648	5,938	6,743
Other current liabilities	15,343	15,066	11,793	7,132
Equity	(55,613)	(48,737)	74,053	64,842
Time charter income	78,782	75,724	49,619	49,158
Operating income	22,549	20,895	26,517	22,407
Depreciation	(25,472)	(25,472)	(11,353)	(11,825)
Net income (loss)	6,876	(10,454)	23,211	18,004
Dividends paid	—	—	14,000	13,000

The Predecessor is exposed to losses as a result of its involvement with the joint ventures. The sources of potential losses include the Predecessor's investment in the joint ventures and the advances it has provided to the joint ventures, as well as potential losses for guaranteeing certain loans of the Exmar-Teekay joint ventures. As of December 31, 2013, the Predecessor's maximum exposure to losses as a result of its involvement with the joint ventures was as follows:

(In thousands USD)	December 31, 2013

Investments in equity accounted joint ventures	$48,521
Advances to equity accounted joint ventures	332,145
Outstanding amount of loans guaranteed by the Predecessor	74,428

Total	$455,094

(10) Related party transactions

The Predecessor is part of the Exmar group. Exmar provides general and corporate management services for the Predecessor's business. Exmar Shipmanagement NV provides all services in relation to crew and technical management of the vessels owned by the equity accounted joint ventures. The following sets forth the amounts charged by Exmar and its subsidiaries to the joint ventures:

	December 31,
(In thousands USD)	2013	2012

Exmar NV (to equity accounted joint ventures)	$126	$110
Exmar Shipmanagement NV (to equity accounted joint ventures)	3,349	2,852

Total	$3,475	$2,962

Teekay LNG and Excelerate Energy do not provide services to the Predecessor's business.

Excelsior BVBA, Solaia Shipping LLC, Exmar (Excalibur) Shipping Cy Ltd and Excalibur Shipping Company Ltd are managed commonly by Teekay LNG and various Exmar subsidiaries based on the provisions of their respective shareholders' agreements while Excelerate NV, Explorer NV and Express NV are managed commonly by Excelerate Energy and various Exmar subsidiaries based on the provisions of their respective shareholders agreements. Exmar, Teekay LNG and Excelerate Energy have directly or through their shareholders and/or subsidiaries extended certain loans and loans facilities to certain joint ventures and, in some instances, have provided guarantees to the lenders of certain joint ventures or used the assets of the joint venture as collateral for certain borrowings.

(11)  Dividend

In addition to requiring the consent of our joint venture partner in certain instances, each agreement also contains a prohibition on paying dividends under certain conditions. Under the Exmar-Teekay joint venture agreements, no dividends are payable unless any member loans have been repaid (or the members consent to payment of a dividend) and the dividend does not violate the terms of the joint ventures' credit facilities. There are currently no member loans to the Exmar-Teekay joint ventures outstanding. The Exmar-Excelerate joint venture agreements require that indebtedness to members be repaid and that the capital not be reasonably required or necessary by the joint venture company before any dividend is payable to the shareholders. Additionally, the joint venture agreement of Excelerate NV provides that no dividends will be paid until bonds issued by the company in connection with the construction and acquisition of the vessel have been repaid.

(12) Subsequent events

On January 24, 2014, Exmar, Excelerate NV and Excelerate Energy entered into a vessel option agreement. Subject to this vessel option agreement, Excelerate Energy is permitted, to offer, to sell or to grant a purchase option on Explorer, Express and Excelerate, to a customer who charters the vessel for a minimum five-year period. Though Excelerate Energy may offer to sell or grant a purchase option on the vessels owned by the Exmar-Excelerate joint ventures at any time, no such offer or purchase option may call for a transfer of any vessel prior to January 2024.

The price to be paid for each vessel will be the greatest of (i) the sum of the fair market value at the end of the term of the charter and any remaining hire payments due under the charter, (ii) the fair market value at the time of the closing of the transaction and (iii) the actual purchase price, in each case minus any transfer costs.

Management has evaluated subsequent events from the balance sheet date through April 15, 2014 and determined that there are no other items to disclose.

Exmar-Excelerate joint ventures

Excelerate NV, Explorer NV and Express NV

Combined financial statements
December 31, 2013 and 2012

 Report of independent registered public accounting firm

The Board of Directors

Exmar NV

We have audited the accompanying combined balance sheets of Excelerate NV, Explorer NV and Express NV as of December 31, 2013 and 2012, and the related combined statements of income, comprehensive income, changes in equity, and cash flows for each of the years in the two-year period ended December 31, 2013. These combined financial statements are the responsibility of Exmar NV's management. Our responsibility is to express an opinion on these combined financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the combined financial statements referred to above present fairly, in all material respects, the combined financial position of Excelerate NV, Explorer NV and Express NV as of December 31, 2013 and 2012, and the combined results of their operations and their combined cash flows for each of the years in the two-year period ended December 31, 2013, in conformity with U.S. generally accepted accounting principles.

Brussels, Belgium

April 15, 2014

KPMG Bedrijfsrevisoren / Réviseurs d'Entreprises Burg. CVBA

/s/ Patricia Leleu
Patricia Leleu
Bedrijfsrevisor / Réviseur d'Entreprises

Excelerate NV, Explorer NV and Express NV

Combined balance sheets
as of December 31, 2013 and 2012

(In thousands USD)	2013	2012

Assets
Current assets:
Cash and cash equivalents	$8,075	$7,597
Trade accounts receivable	4,180	5,466
Other receivables, prepaid expenses and accrued income	1,751	3,622

Total current assets	14,006	16,685

Long-term assets:
Vessels:
Cost	766,147	766,147
Less accumulated depreciation	(145,226)	(119,753)

Vessels, net	620,921	646,394

Total assets	$634,927	$663,079

Liabilities and stockholders' equity
Current liabilities:
Current portion of long-term debt (note 6)	$24,609	$23,289
Trade accounts payable	11,384	9,648
Other current liabilities (note 7)	15,343	15,066

Total current liabilities	51,336	48,003

Long-term debt, excluding current portion (note 6)	639,204	663,813

Total liabilities	690,540	711,816

Stockholders' equity (note 9) :
Common stock	313	313
Retained deficit	(55,926)	(49,050)
Total stockholders' equity	(55,613)	(48,737)

Total liabilities and stockholders' equity	$634,927	$663,079

See accompanying notes to the Combined Financial Statements.

Excelerate NV, Explorer NV and Express NV

Combined statements of income
for the years ended December 31, 2013 and 2012

(In thousands USD)	2013	2012

Time charter revenues	$78,782	$75,724
Vessel operating expenses (note 8)	(30,568)	(29,230)
Depreciation	(25,472)	(25,472)
General and administrative expenses	(193)	(127)

Operating income	22,549	20,895

Financial income (expense):
Interest income	25	34
Interest expense	(29,409)	(31,320)
Other financial items, net	(41)	(63)
Net financial expense	(29,425)	(31,349)

Loss before income taxes	(6,876)	(10,454)

Income taxes (note 4)	—	—

Net loss	$(6,876)	$(10,454)

See accompanying notes to the Combined Financial Statements.

Excelerate NV, Explorer NV and Express NV

Combined statements of comprehensive income
for the years ended December 31, 2013 and 2012

(In thousands USD)	2013	2012

Net loss	$(6,876)	$(10,454)
Other comprehensive income, net of tax:	—	—

Net comprehensive loss	$(6,876)	$(10,454)

See accompanying notes to the Combined Financial Statements.

Excelerate NV, Explorer NV and Express NV

Combined statements of changes in equity
for the years ended December 31, 2013 and 2012

(In thousands USD)	Common stock	Retained deficit	Accumulated other comprehensive income	Total stockholders' equity

Balance at December 31, 2011	$313	$(38,596)	$—	$(38,283)
Net loss	—	(10,454)	—	(10,454)
Other comprehensive income	—	—	—	—

Balance at December 31, 2012	$313	$(49,050)	$—	$(48,737)

Net loss	—	(6,876)	—	(6,876)
Other comprehensive income	—	—	—	—

Balance at December 31, 2013	$313	$(55,926)	$—	$(55,613)

See accompanying notes to the Combined Financial Statements.

Excelerate NV, Explorer NV and Express NV

Combined statements of cash flows
for the years ended December 31, 2013 and 2012

(In thousands USD)	2013	2012

Cash flows provided by operating activities:
Net loss	$(6,876)	$(10,454)
Adjustments to reconcile net loss to cash provided by operating activities:
Depreciation and amortization	25,472	25,472
Changes in operating assets and liabilities, net of acquisition:
(Increase) decrease in trade accounts receivable	1,286	7,297
(Increase) decrease in other receivables and prepaid expenses	1,871	(501)
Increase (decrease) in trade accounts payable	1,736	307
Increase (decrease) in other payables	277	(266)

Cash provided by operating activities	$23,766	$21,854

Cash flows from investing activities:
Capital expenditures, including interest capitalized	—	—

Net cash used in investing activities	$—	$—

Cash flows from financing activities:
Proceeds from short-term debt (note 7)	—	2,500
Principal payments on long-term debt	(23,289)	(22,015)

Net cash used in financing activities	$(23,289)	$(19,515)

Net increase (decrease) in cash and cash equivalents	478	2,339
Cash and cash equivalents at beginning of year	7,597	5,258

Cash and cash equivalents at end of year	$8,075	$7,597

Supplemental disclosure of cash flow information
Interest paid	$29,478	$31,441
Interest received	$23	$33

See accompanying notes to the Combined Financial Statements.

Excelerate NV, Explorer NV and Express NV

Notes to the combined financial statements

(1)   Summary of significant accounting policies

(a)
Description of business

These combined financial statements combine the individual financial statements of Excelerate NV, Explorer NV and Express NV (together, the "Companies" and individually the "Company"). Each Company is incorporated in Belgium and is commonly owned and managed by Exmar NV ("Exmar") and Excelerate Energy Limited Partnership ("Excelerate Energy"). Each of Exmar and Excelerate Energy holds 50% of the shares and voting rights of each Company.

The Companies were established to each own a single liquefied natural gas regasification vessel ("LNGRV"), respectively Excelerate, Explorer and Express. The Companies are managed commonly by Exmar and Excelerate Energy based on the provisions of the respective shareholders' agreements.

All vessels operate under a long-term time charter with Excelerate Energy:

•
The Excelerate, an LNGRV built in 2006, operates under a time charter that expires in 2026 with charter extension options for two five-year terms;

•
The Explorer, an LNGRV built in 2008, operates under a time charter that expires in 2033 with a charter extension option for five years; and

•
The Express, an LNGRV built in 2009, operates under a time charter that expires in 2034 with a charter extension option for five years.

The Companies are managed commonly by Excelerate Energy and Exmar based on the provisions of the respective shareholders' agreements. For the purpose of preparing these financial statements, management refers to the board of directors of Exmar.

(b)
Basis of accounting

These combined financial statements are prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP"). The combined financial statements have been prepared using the going concern basis of accounting. The use of this basis of accounting is appropriate unless management either intends to liquidate one of the Companies, to cease operations, or has no realistic alternative but to do so. The accumulated deficit reflected in the combined financial statements results primarily from non-cash items. Accordingly, management has not identified a material uncertainty that may cast significant doubt on any of the Companies' ability to continue as a going concern.

(c)
Foreign currency

The combined financial statements are stated in U.S. Dollars which is the functional currency of each of the Companies and the typical currency used in international shipping markets. Transactions involving other currencies during the year are converted into U.S. Dollars using the exchange rates in effect at the time of the transactions. At the balance sheet date, monetary assets and liabilities that are denominated in currencies other than the U.S. Dollar are translated to reflect the year-end exchange rates.

(d)
Use of estimates

The preparation of the combined financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the combined financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant items subject to such estimates and assumptions include the useful lives of vessels; allowances for doubtful accounts; and provisions for performance claims raised by the charter party.

(e)
Cash and cash equivalents

The Companies consider all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents unless there is a restriction imposed by a third party on the availability of the funds.

(f)
Trade accounts receivable

Trade accounts receivable are recorded at the invoiced amount and are based on the provisions of the respective time charter. Amounts collected on trade accounts receivable are included in net cash provided by operating activities in the combined statements of cash flows. Management reviews the need for an allowance for doubtful accounts on a monthly basis considering aging and specific exposures. Account balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote.

As of December 31, 2013 and 2012, no trade receivable was considered doubtful and accordingly, there was no allowance for doubtful accounts recorded.

(g)
Operating revenues and expenses

The Companies recognize revenues from time charters as operating leases daily on a straight-line basis over the term of the charter as the applicable vessel operates under the charter.

Revenue is recognized from delivery of the vessel to the charterer, until the end of the charter term. Under the time charters, the Companies are responsible for providing the crewing and other services related to the vessel's operations, the cost of which is included in the daily hire rate, except under certain off-hire conditions.

Vessel operating expenses include crewing, repairs and maintenance, insurance, stores, lube oils and communication expenses. Vessel operating expenses are paid by the Companies for time charters, and during off-hire and are recognized when incurred.

As further discussed in Note 10—Related Party Transactions, related parties have provided the management services for the vessels and employ the crews that work on the vessels. The Companies have no direct employees and, accordingly, are not liable for any pension or post-retirement benefits.

(h)
Vessels

All pre-delivery costs incurred during the construction of newbuildings, including interest and supervision and technical costs, are capitalized. Depreciation is calculated on a straight-line basis over each vessel's estimated useful life of 30 years, less an estimated residual value. In December 2013, management revised the estimated useful life of the vessels from 30 to 35 years prospectively.

Each Company drydocks its vessel on a regular basis (on average every three to five years). Under the time charter agreements, drydocking costs are borne by the charterer on a pass through basis. Drydocking costs incurred are not capitalized as part of the cost of vessels. There were no vessels under construction and no interest costs were capitalized for the years ended December 31, 2013 and 2012.

(i)
Other assets

Other current assets and other assets consist of prepaid insurance and other prepaid expenses.

(j)
Impairment of long-lived assets

The vessels are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the vessel may not be recoverable. If circumstances require the vessel to be tested for possible impairment, management first compares undiscounted cash flows expected to be generated by that asset to its carrying amount. If the carrying amount of the vessel is not recoverable on a undiscounted cash flow basis, impairment is recognized to the extent that the carrying amount exceeds its fair value. Fair value is determined through various valuation techniques including undiscounted cash flow models and third-party independent appraisals, as considered necessary.

(k)
Commitments and contingencies

Liabilities for loss contingencies arising from claims, assessments, litigation, fines, and penalties and other sources are recorded when it is probable that a liability has been incurred and the amount can be reasonably estimated. Legal costs incurred in connection with loss contingencies are expensed as incurred.

Each time charter includes a requirement for the Company to guarantee certain performance criteria of the vessel primarily speed, upload/discharge speed and fuel consumption over the term of the charter. Costs associated with these performance claims are recognized when it is probable that the Company has incurred a liability. Management's best estimate with regards to the probable payment in respect of performance claims raised by the charter party is recognized as a liability.

(l)
Recently adopted accounting standards

In June 2011, the Financial Accounting Standards Board ("FASB") amended its authoritative guidance related to the presentation of comprehensive income, requiring entities to present items of net income and other comprehensive income either in one continuous statement or in two separate consecutive statements. This guidance also required entities to present reclassification adjustments for each component of accumulated other comprehensive income in both net income and other comprehensive income on the face of the financial statements. In December 2011, the FASB issued an update to this guidance deferring the requirement to present reclassification adjustments on the face of the financial statements. The adoption of this disclosure-only guidance did not have an impact on the Companies' combined financial statements.

(m)
Recently issued accounting standards

In July 2013, the FASB issued authoritative guidance that requires an entity to present an unrecognized tax benefit, as a reduction to a deferred tax asset for a net operating loss ("NOL") carryforward, a similar tax loss, or a tax credit carryforward when (1) the uncertain tax position would reduce the NOL or other carryforward under the tax law of the applicable jurisdiction and (2) the entity intends to use the deferred tax asset for that purpose. This guidance becomes effective prospectively for fiscal years, and interim periods within those years, beginning after December 15, 2013. Management does not expect this guidance to have a significant impact on the Companies' combined financial statements.

In March 2013, the FASB issued authoritative guidance to resolve the diversity in practice concerning the release of the cumulative translation adjustment ("CTA") into net income (i) when a parent sells a part or all of its investment in a foreign entity or no longer holds a controlling financial interest in a subsidiary or group of assets within a foreign entity, and (ii) in connection with a step acquisition of a foreign entity. The guidance is effective prospectively for fiscal years, and interim periods within those years, beginning after December 15, 2013. Management does not expect this guidance to have a significant impact on the Companies' combined financial statements.

In February 2013, the FASB issued authoritative guidance for the recognition, measurement, and disclosure of obligations resulting from joint and several liability arrangements for which the total amount of the obligations within the scope of this guidance is fixed at the reporting date. It does not apply to certain obligations that are addressed within existing guidance in US GAAP. This guidance requires an entity to measure in-scope obligations with joint and several liability (e.g., debt arrangements, other contractual obligations, settled litigations, judicial rulings) as the sum of the amount the reporting entity agreed to pay on the basis of its arrangement among its co-obligors and any additional amount it expects to pay on behalf of its co-obligors. In addition, an entity is required to disclose the nature and amount of the obligation. This guidance should be applied retrospectively to all prior periods for those obligations resulting from joint and several liability arrangements within the scope of this guidance that exist as of January 1, 2014. The Companies will apply the new standard when it becomes effective, and the adoption of this standard is not expected to have a significant impact on the Companies' combined financial statements.

In December 2011, the FASB issued authoritative guidance that creates new disclosure requirements about the nature of an entity's rights of offset and related arrangements associated with its financial instruments and derivative instruments. This revised guidance helps reconcile differences in the offsetting requirements under US GAAP and International Financial Reporting Standards ("IFRS"). These requirements mandate that entities disclose both gross and net information about instruments and transactions eligible for offset in the statement of financial position as well as instruments and transactions subject to an agreement similar to a master netting arrangement. In January 2013, the FASB issued an update that limits the scope of these disclosures to recognized derivative instruments, repurchase agreements and reverse repurchase agreements, and securities borrowing and lending transactions to the extent they are offset in the balance sheet or subject to an enforceable master netting arrangement or similar agreement. The new standards are effective for annual periods beginning January 1, 2013, and interim periods within those annual periods. Retrospective application is required. The Companies will apply the new standard when it becomes effective, and the adoption of this standard is not expected to have a significant impact on the Companies' combined financial statements.

In July 2012, the FASB amended its authoritative guidance related to testing indefinite-lived intangible assets for impairment. Under the revised guidance, entities testing their indefinite-lived intangible assets for impairment have the option of performing a qualitative assessment before performing further impairment testing. If entities determine, on the basis of qualitative factors, that it is more likely than not that the asset is impaired, a quantitative test is required. The guidance becomes effective for accounting years beginning after December 15, 2013 with early adoption permitted. The Companies will apply this new standard when it becomes effective, and the adoption of this standard is not expected to have a significant impact on the Companies' combined financial statements.

(2)   Segment information

The Companies have not presented segment information as it considers it operates in one reportable segment, the floating liquefied natural gas infrastructure market. Furthermore, the Companies' fleet operates under long-term time charters with only one charterer, Excelerate Energy. The charterer controls the choice of which routes the Companies' vessels will serve. Accordingly, the Companies' management, including the chief operating decision maker, does not evaluate the Companies' performance according to geographic region.

(3)   Significant risks and uncertainties including business and credit concentrations

For the years ended December 31, 2013 and 2012, 100% of the time charter revenues were derived from Excelerate Energy.

(4)   Taxation

Excelerate NV

Excelerate NV is subject to the Belgian Tonnage Tax Regime. Under this regime, the applicable tax is based on the weight (measured as net tonnage) of the vessel. The tonnage tax related to the Excelerate amounted to $20,570 for the year ended December 31, 2013 and $19,000 for the year ended December 31, 2012. Excelerate NV is not subject to Belgian corporate income taxes.

Explorer NV, Express NV

Explorer NV and Express NV are subject to Belgian corporate income taxes.

Given management's assessment that it is not more likely than not that Explorer NV and Express NV would be able to generate taxable income in the foreseeable future, due to the combination of tax losses and the availability of prudent and feasible tax strategies, notwithstanding the availability of tonnage tax regime election, a valuation allowance has been recognized for the full amount of the deferred tax asset related to net operating losses carried forward as of December 31, 2013 and 2012. Total tax losses carried forward and tax credits for which no deferred tax assets have been recognized amount to $206.7 million and $203.4 million for the years ended December 31, 2013 and 2012, respectively, representing a theoretical deferred tax asset of $70.3 million and $69.1 million, respectively.

A reconciliation between the income tax expense resulting from applying the Belgian statutory income tax rate and the reported income tax expense has not been presented herein as it would not provide additional useful information to users of the combined financial statements as Explorer NV and Express NV do not pay income taxes currently and have applied for the Belgian Tonnage Tax Regime.

(5)   Fair value measurements

The following table presents the carrying amounts and estimated fair values of the Companies' financial instruments at December 31, 2013 and 2012. Fair value is defined as the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

	2013		2012
(In thousands USD)	Carrying amount	Fair value	Carrying amount	Fair value

Financial assets:
Cash and cash equivalents	$8,075	$8,075	$7,597	$7,597
Trade accounts receivable	4,180	4,180	5,466	5,466
Other receivables	1,751	1,751	3,622	3,622
Financial liabilities:
Trade accounts payable	$11,384	$11,384	$9,648	$9,648
Other liabilities	15,343	15,343	15,066	15,066
Long-term debt (including current portion)	663,813	686,253	687,102	717,541

The carrying amounts shown in the table are included in the balance sheets under the indicated captions.

The fair values of the financial instruments shown in the above table as of December 31, 2013 and 2012 represent the amounts that would be received to sell those assets or that would be paid to transfer those liabilities in an orderly transaction between market participants at that date. Those fair value measurements maximize the use of observable inputs. However, in situations where there is little, if any, market activity for the asset or liability at the measurement date, the fair value measurement reflects management's own judgments about the assumptions that market participants would use in pricing the asset or liability. Those judgments are developed by management based on the best information available in the circumstances, including expected cash flows and appropriately risk-adjusted discount rates, available observable and unobservable inputs.

The following methods and assumptions were used to estimate the fair value of each class of financial instruments:

•
Cash and cash equivalents, trade accounts receivable, other assets (non derivatives), notes payable to banks, trade accounts payable, and accrued expenses (non derivatives): the carrying amounts, at face value or cost plus accrued interest, approximate fair value because of the short maturity of these instruments. Credit risk is not deemed significant due to the short-term nature of these assets.

•
Long-term debt: the fair value of the Companies' long term debt is estimated using discounted cash flow analyses, based on rates currently available for debt with similar terms and remaining maturities and the current credit worthiness of the Companies.

(6)   Long-term debt

	December 31,
(In thousands USD)	2013	2012

Total long-term debt due to shareholders(1)	$663,813	$687,102

Exmar	325,045	337,337
Excelerate Energy	338,768	349,765
Less: current portion of long-term debt	24,609	23,289

Exmar	13,035	12,292
Excelerate Energy	11,574	10,997
Long-term debt	$639,204	$663,813

(1)       Shareholders refers either to the direct shareholders of the Companies or their subsidiaries.

Annual maturities of long-term debt as of December 31, 2013 during the next five years and thereafter are as follows:

(In thousands USD)

2014	$24,609
2015	25,979
2016	27,405
2017	28,892
2018 and later	556,928

Total	$663,813

Excelerate NV

Excelerate NV issued 258 subordinated bonds each to Exmar and the Taurus Charitable Income Trust, an affiliated company of Excelerate Energy, in denominations of $398,400 per bond. All bonds accrue interest at an annual rate of 5.25%. The bonds mature in 2018. The Exmar bonds are secured as follows: Exmar is entitled to a first priority mortgage on the vessel Excelerate but passed on the benefit of such first priority mortgage to its lenders. The Taurus bonds are secured by a second priority mortgage on the vessel Excelerate and a second priority assignment and pledge of earnings, insurances and requisition compensation. The bonds include mandatory repayment clauses based on the occurrence of certain contingent events, as well as a voluntary repayment option. In the years ended December 31, 2013 and 2012, $15.0 million and $14.3 million were repaid.

The total outstanding debt was $124.4 million and $139.5 million as at December 31, 2013 and 2012, respectively, of which the current portion due to the shareholders amounts to $15.8 million and $15.0 million, respectively.

Explorer NV

The outstanding amount on the shareholder loans granted to Explorer NV by Exmar and Excelerate Energy (through itself and its subsidiary GKFF Finance BV) at December 31, 2013 (2012) can be summarized as follows:

•
Shareholders' loan due to Exmar amounting to $75.0 million ($77.1 million), which bears interest at a rate of three-month LIBOR plus a margin of 0.9%;

•
Shareholders' loan due to Exmar amounting to $56.0 million ($56.5 million), which bears interest at an annual fixed rate of 15%; and

•
Two shareholders' loans due to Excelerate Energy amounting to $66.7 million ($68.5 million) and $71.0 million ($71.0 million), which bears interest at a rate of three-month LIBOR plus a margin of 0.9%.

The current portion due to the shareholders amounts to $4.6 million and $4.3 million for the years ended December 31, 2013 and 2012, respectively.

All loans granted to Explorer NV mature in 25 years and are repaid in quarterly installments, with the $71.0 million loan granted by Excelerate Energy, having principal repayments starting after 12 years. All loans include mandatory repayment clauses based on the occurrence of certain contingent events.

Express NV

The outstanding amount on the shareholder loans granted to Express NV by Exmar and Excelerate Energy (through itself and its subsidiary GKFF Finance BV) at December 31, 2013 (2012) can be summarized as follows:

•
Shareholders' loan due to Exmar amounting to $75.8 million ($77.7 million), which bears interest at a rate of three-month LIBOR plus a margin of 0.9%;

•
Shareholders' loan due to Exmar amounting to $56.0 million ($56.4 million), which bears interest at an annual fixed rate of 15%; and

•
Two shareholders' loans due to Excelerate Energy amounting to $68.4 million ($70.1 million) and $70.4 million ($70.4 million), which bears interest at the rate of three-month LIBOR plus a margin of 0.9%.

The current portion due to the shareholders amounts to $4.3 million and $4.0 million for the years ended December 31, 2013 and 2012.

All loans granted to Express NV mature in 25 years and are repaid in quarterly installments, with the $70.4 million loan granted by Excelerate Energy, having principal repayments starting after 12 years. All loans include mandatory repayment clauses based on the occurrence of certain contingent events.

Repayment of the Explorer NV loans due to Excelerate Energy is secured by a second priority security comprising a second priority pledge of receivables under the charter, a second priority pledge of the vessel's earnings, insurances and requisition compensation and a second priority pledge of shares in Explorer NV, and by third priority security comprising a third priority pledge of the vessel's earnings, insurances and requisition compensation. No such second priority and third priority security has been put in place to secure repayment of the Express NV loans due to Excelerate Energy.

(7)   Other current liabilities

	December 31,
(in thousands USD)	2013	2012

Other liabilities due to owners and affiliates	$7,850	$7,500
Accrued interest expense	1,501	1,570
Deferred time charter revenues	5,992	5,996

Total	$15,343	$15,066

Both shareholders have extended a credit facility of up to $8 million to finance the working capital of Excelerate NV. This facility bears interest at a rate of three-month LIBOR plus a margin of 0.60%.

Accrued interest expense is comprised of interest expenses not paid yet but to be allocated to the respective accounting year. Deferred time charter revenues relate to time charter revenues invoiced in advance for the subsequent accounting year.

(8)   Operating leases

The minimum annual contractual future revenues to be received on time charters as of December 31, 2013 during the next five years and thereafter are as follows:

(In thousands USD)

2014	$52,771
2015	52,771
2016	52,915
2017	52,771
2018 and later	681,048

Total	$892,276

Time charter revenue is subject to deduction by the charterer for among other things, any sums due in respect of the applicable vessel owner's failure to meet its performance undertakings (e.g. fuel consumption, speed, loading and discharging) and off-hire accruing during the period. In the event of off-hire, all hire will cease to be due or payable for the duration of off-hire, except if the events of off-hire do not exceed a certain number of allowed off-hire days per calendar year.

The charter agreements permit the charterer to terminate the charter in case of certain force majeure events. The charters also allow the charterer to terminate the charter upon the occurrence of specified defaults.

Off-hire events and early termination of the charter agreements have not been assumed in disclosing the minimum contractual future revenues set out above.

Operating costs, including drydock expenses, are borne by the charterer substantially on a pass through basis. The pass through of operating costs is not reflected in the minimum lease revenues set out above.

(9)   Stockholders' equity

Common stock

The issued and outstanding common stock of Excelerate NV, Explorer NV and Express NV is comprised of 1,000 common shares per Company.

Holders of common stock are entitled to one vote per share, and to receive dividends and, upon liquidation or dissolution, are entitled to receive all assets available for distribution to stockholders. The holders have no preemptive or other subscription rights and there are no redemption or sinking fund provisions with respect to such shares.

Dividend

The Exmar-Excelerate joint venture agreements require the consent of the joint venture partners for any dividend distribution, that indebtedness to members be repaid and that the capital not be reasonably required or necessary by the joint venture company before any dividend is payable to the shareholders. Additionally, the joint venture agreement of Excelerate NV provides that no dividends will be paid until bonds issued by the Company in connection with the construction and acquisition of the vessel have been repaid.

(10) Related party transactions

The Companies are joint ventures between the Exmar group and the Excelerate Energy group. As such Exmar provides general and corporate management services for the Companies. Exmar Shipmanagement NV provides all services in relation to crew and technical management of the vessels. Excelerate Energy does not provide services to the Companies. Amounts charged by Exmar NV and Exmar Shipmanagement NV to the Companies are as follows:

(In thousands USD)	2013	2012

Exmar NV (included in general and administrative expenses)	$72	$72
Exmar Shipmanagement NV (included in vessel operating expenses)	2,110	1,776

Total	$2,182	$1,848

Trade accounts payable due to affiliated companies, amount to $248 as of December 31, 2013 and $277 as of December 31, 2012. As explained in note 2, 100% of the Companies' time charter revenues were derived from Excelerate Energy for the years ended December 31, 2013 and 2012. As a result, 100% of trade account receivables also were derived from Excelerate Energy for the same period. Long-term debt with shareholders has been set out in note 6.

Repayment of lending facilities contracted by Exmar in relation to the financing of the Explorer and Express is secured by a first priority security comprising a first assignment of the related charter, first mortgage and a first priority assignment of the vessel's earnings, insurances and requisition compensation.

(11)  Other

Other contractual commitments and contingencies

In accordance with the time charter agreements, an amount of $9.5 million has been deducted by the charterer under the performance clauses. The amount has been fully accrued for under trade accounts payable as of December 31, 2013.

(12) Subsequent events

On January 24, 2014, Exmar, Excelerate NV and Excelerate Energy entered into a vessel option agreement. Subject to this vessel option agreement, Excelerate Energy is permitted, to offer, to sell or to grant a purchase option on Explorer, Express and Excelerate, to a customer who charters the vessel for a minimum five-year period. Though Excelerate Energy may offer to sell or grant a purchase option on the vessels owned by the Exmar-Excelerate joint ventures at any time, no such offer or purchase option may call for a transfer of any vessel prior to January 2024.

The price to be paid for each vessel will be the greatest of (i) the sum of the fair market value at the end of the term of the charter and any remaining hire payments due under the charter, (ii) the fair market value at the time of the closing of the transaction and (iii) the actual purchase price, in each case minus any transfer costs.

Management has evaluated subsequent events from the balance sheet date through April 15, 2014 and determined that there are no other items to disclose.

Exmar-Teekay joint ventures

Excelsior BVBA, Exmar (Excalibur) Shipping Cy Ltd,
Excalibur Shipping Company Ltd and Solaia Shipping LLC

Combined financial statements
December 31, 2013 and 2012

 Report of independent registered public accounting firm

The Board of Directors

Exmar NV

We have audited the accompanying combined balance sheets of Excelsior BVBA, Exmar (Excalibur) Shipping Cy Ltd, Excalibur Shipping Company Ltd and Solaia Shipping L.L.C. as of December 31, 2013 and 2012, and the related combined statements of income, comprehensive income, changes in equity, and cash flows for each of the years in the two-year period ended December 31, 2013. These combined financial statements are the responsibility of Exmar NV's management. Our responsibility is to express an opinion on these combined financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the combined financial statements referred to above present fairly, in all material respects, the combined financial position of Excelsior BVBA, Exmar (Excalibur) Shipping Cy Ltd, Excalibur Shipping Company Ltd and Solaia Shipping L.L.C. as of December 31, 2013 and 2012, and the combined results of their operations and their combined cash flows for each of the years in the two-year period ended December 31, 2013, in conformity with U.S. generally accepted accounting principles.

Brussels, Belgium

April 15, 2014

KPMG Bedrijfsrevisoren / Réviseurs d'Entreprises Burg. CVBA

/s/ Patricia Leleu
Patricia Leleu
Bedrijfsrevisor / Réviseur d'Entreprises

Excelsior BVBA, Exmar (Excalibur) Shipping Cy Ltd,
Excalibur Shipping Company Ltd and Solaia Shipping LLC

Combined balance sheets
as of December 31, 2013 and 2012

(In thousands USD)	2013	2012

Assets
Current assets:
Cash and cash equivalents	$10,066	$5,942
Restricted cash—current (note 6)	24,847	24,199
Trade accounts receivable	394	637
Other receivables, prepaid expenses and accrued income	439	266

Total current assets	35,746	31,044

Long-term assets:
Restricted cash—long-term (note 6)	170,037	166,674
Vessels
Cost	158,169	158,169
Less accumulated depreciation	(47,188)	(41,759)

Vessels, net	110,981	116,410
Vessels under capital lease
Cost	153,763	153,614
Less accumulated depreciation	(59,850)	(53,926)

Vessels, net	93,913	99,688

Total assets	$410,677	$413,816

Liabilities and stockholders' equity
Current liabilities:
Current portion of long-term debt (note 7)	$90,031	$19,568
Current obligations under capital lease (note 12)	2,525	2,589
Trade accounts payable	5,938	6,743
Other current liabilities (note 8)	11,793	7,132

Total current liabilities	110,287	36,032

Long-term debt, excluding current portion (note 7)	58,825	148,856
Long-term obligations under capital lease (note 12)	167,512	164,086

Total liabilities	336,624	348,974

Stockholders' equity (note 10):
Common stock	3,192	3,192
Preferred stock	30,000	30,000
Retained earnings	40,861	31,650
Total stockholders' equity	74,053	64,842

Total liabilities and stockholders' equity	$410,677	$413,816

See accompanying notes to the Combined Financial Statements.

Excelsior BVBA, Exmar (Excalibur) Shipping Cy Ltd,
Excalibur Shipping Company Ltd and Solaia Shipping LLC

Combined statements of income
for the years ended December 31, 2013 and 2012

(In thousands USD)	2013	2012

Time charter revenues	$49,619	$49,158
Vessel operating expenses	(11,634)	(14,778)
Depreciation and amortization	(11,353)	(11,825)
General and administrative expenses	(115)	(148)

Operating income	26,517	22,407

Financial income (expense):
Interest income	2,461	3,243
Interest expense	(5,657)	(7,479)
Other financial items, net	(110)	(167)
Net financial expense	(3,306)	(4,403)

Net income before income taxes	23,211	18,004

Income taxes (note 4)	—	—

Net income	$23,211	$18,004

See accompanying notes to the Combined Financial Statements.

Excelsior BVBA, Exmar (Excalibur) Shipping Cy Ltd,
Excalibur Shipping Company Ltd and Solaia Shipping LLC

Combined statements of comprehensive income
for the years ended December 31, 2013 and 2012

(In thousands USD)	2013	2012

Net income	$23,211	$18,004
Other comprehensive income, net of tax	—	—

Comprehensive income	$23,211	$18,004

See accompanying notes to the Combined Financial Statements.

Excelsior BVBA, Exmar (Excalibur) Shipping Cy Ltd,
Excalibur Shipping Company Ltd and Solaia Shipping LLC

Combined statements of changes in equity
for the years ended December 31, 2013 and 2012

(In thousands USD)	Common stock	Preferred stock	Retained earnings	Accumulated other comprehensive income	Total stockholders' equity

Balance at December 31, 2011	$3,192	$30,000	$26,646	$—	$59,838
Net income	—	—	18,004	—	18,004
Other comprehensive income	—	—	—	—	—
Dividends paid (note 10)	—	—	(13,000)	—	(13,000)

Balance at December 31, 2012	$3,192	$30,000	$31,650	$—	$64,842

Net income	—	—	23,211	—	23,211
Other comprehensive income	—	—	—	—	—
Dividends paid (note 10)	—	—	(14,000)	—	(14,000)

Balance at December 31, 2013	$3,192	$30,000	$40,861	$—	$74,053

See accompanying notes to the Combined Financial Statements.

Excelsior BVBA, Exmar (Excalibur) Shipping Cy Ltd,
Excalibur Shipping Company Ltd and Solaia Shipping LLC

Combined statements of cash flows
for the years ended December 31, 2013 and 2012

(In thousands USD)	2013	2012

Cash flows provided by operating activities:
Net income	$23,211	$18,004
Adjustments to reconcile net income to cash provided by operating activities:
Depreciation and amortization	11,353	11,825
Drydocking expenditure	(149)	(6,378)
Changes in operating assets and liabilities, net of acquisition:
(Increase) decrease in trade accounts receivable	243	155
(Increase) decrease in other receivables and prepaid expenses	(173)	(61)
Increase (decrease) in trade accounts payable	(805)	3,401
Increase (decrease) in other payables	4,661	905

Cash provided by operating activities	$38,341	$27,852

Cash flows from investing activities:
Capital expenditures	—	—

Net cash used in investing activities	$—	$—

Cash flows from financing activities:
Principal payments on long-term debt and capital lease obligations	(19,568)	(19,584)
Dividends paid (note 10)	(14,000)	(13,000)
Increase (decrease) in restricted cash and short-term investments	(648)	412

Net cash used in financing activities	$(34,216)	$(32,172)

Net increase (decrease) in cash and cash equivalents	4,124	(4,320)
Cash and cash equivalents at beginning of year	5,942	10,262

Cash and cash equivalents at end of year	$10,066	$5,942

Supplemental disclosure of cash flow information:
Interest paid	$6,015	$7,748
Interest received	$2,363	$3,274

See accompanying notes to the Combined Financial Statements.

Excelsior BVBA, Exmar (Excalibur) Shipping Cy Ltd,
Excalibur Shipping Company Ltd and Solaia Shipping LLC

Notes to the combined financial statements

(1)   Summary of significant accounting policies

(a)
Description of business

These combined financial statements combine the individual financial statements of Excelsior BVBA, Exmar (Excalibur) Shipping Cy Ltd, Excalibur Shipping Company Ltd and Solaia Shipping LLC (together "the Companies" and individually "the Company").

Excelsior BVBA was incorporated in Belgium in 2004. Its shares are held 50% by Exmar LNG Holding NV ("Exmar LNG") and 50% by Teekay LNG Partners LP ("Teekay LNG"). Excelsior BVBA owns a vessel called Excelsior, which has been chartered to Excelerate Energy Limited Partnership ("Excelerate Energy") for a period of 20 years that expires in 2025. Excelerate Energy has the option to extend the charter for two five-year terms.

Exmar (Excalibur) Shipping Cy Ltd was incorporated in the United Kingdom in 2001. Its shares are held 50% by Exmar (UK) Shipping Cy Ltd ("Exmar (UK)") and 50% by Teekay LNG. Exmar (Excalibur) Shipping Cy Ltd charters a vessel called Excalibur under a bareboat contract from Solaia Shipping LLC and in turn charters this vessel to Excelerate Energy for a period of 15 years that expires in 2022. Excalibur Shipping Company Ltd was incorporated in the Isle of Man in 2001. Its shares are held 50% by Exmar Lux SA ("Exmar Lux") and 50% by Teekay LNG. Excalibur Shipping Company Ltd is the holder of a standby put option relating to the purchase of the vessel Excalibur. Solaia Shipping LLC was incorporated in Liberia in 2000. Its shares are held 50% by Exmar LNG Investments Ltd (LIB/HK) ("Exmar Investments") and 50% by Teekay LNG. Solaia Shipping LLC leases the vessel Excalibur under a UK tax lease. The vessel is chartered under a bareboat contract to Exmar (Excalibur) Shipping Cy Ltd, both expiring October 2027.

The Companies are managed by Exmar LNG, Exmar (UK) and Exmar Investments, respectively, in each case, commonly with Teekay LNG, based on the provisions of the respective shareholders' agreements. For the purpose of preparing these financial statements, management refers to the board of directors of Exmar NV, the ultimate parent company of Exmar LNG, Exmar (UK) and Exmar Investments.

All intracompany transactions between Excelsior BVBA, Exmar (Excalibur) Shipping Cy Ltd, Excalibur Shipping Company Ltd and Solaia Shipping LLC have been eliminated within these combined financial statements.

(b)
Basis of preparation

These combined financial statements are prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

(c)
Foreign currency

The combined financial statements are stated in U.S. Dollars which is the functional currency of each of the Companies and which is the typical currency used in international shipping markets. Transactions involving other currencies during the year are converted into U.S. Dollars using the exchange rates in effect at the time of the transactions. At the balance sheet date, monetary assets and liabilities that are denominated in currencies other than the U.S. Dollar are translated to reflect the year-end exchange rates.

(d)
Use of estimates

The preparation of the combined financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the combined financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant items subject to such estimates and assumptions include the useful lives of vessels; allowances for doubtful accounts; and provisions for performance claims raised by the charter party.

(e)
Cash and cash equivalents

The Companies consider all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents unless there is a restriction imposed by a third party on the availability of the funds.

(f)
Restricted Cash

Restricted cash consists of bank deposits or retention accounts which may only be used to settle certain pre-arranged payments under the loan and lease arrangements. The classification of restricted cash between current or noncurrent assets has been done to reflect the maturity of the portion of the obligation that it aims to secure. The noncurrent portion relates to Solaia Shipping LLC's capital lease.

(g)
Trade accounts receivable

Trade accounts receivable are recorded at the invoiced amount and are based on the provisions of the respective time charter. Amounts collected on trade accounts receivable are included in net cash provided by operating activities in the combined statements of cash flows. Management reviews the need for an allowance for doubtful accounts on a monthly basis. Account balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote.

As of December 31, 2013 and 2012, no trade receivable was considered doubtful and, accordingly, there was no provision for doubtful accounts recorded.

(h)
Operating revenues and expenses

The Companies recognize revenues from time-charters as operating leases daily on a straight-line basis over the term of the charter as the applicable vessel operates under the charter.

Revenue is recognized from delivery of the vessel to the charterer, until the end of the charter term. Under the time charters, the Companies are responsible for providing the crewing and other services related to the vessel's operations, the cost of which is included in the daily hire rate, except under certain off-hire conditions.

Vessel operating expenses include crewing, repairs and maintenance, insurance, stores, lube oils and communication expenses. Vessel operating expenses are paid by the Companies for time charters, and during off-hire and are recognized when incurred.

As further discussed in Note 11—Related Party Transactions, related parties have provided the management services for the vessels and employ the crews that work on the vessels. The Companies have no direct employees and, accordingly, are not liable for any pension or post-retirement benefits.

(i)
Vessels

All pre-delivery costs incurred during the construction of newbuildings, including interest, supervision and technical costs, are capitalized. Depreciation is calculated on a straight-line basis over each vessel's estimated useful life of 30 years, less an estimated residual value. In December 2013, management revised the useful life of the vessels from 30 to 35 years prospectively.

Solaia Shipping LLC leases a vessel under an agreement that has been accounted for as a capital lease. The lease is for a term of 25 years renewable until the end of the vessel's useful life deemed to be 30 years in the agreement. Obligations under capital leases are carried at the present value of the future minimum lease payments, and the asset balance is amortized on a straight-line basis over the lease term. Amortization of assets held under capital leases is included with depreciation expense.

Each Company drydocks its vessel on a regular basis (on average every three to five years) and capitalizes a substantial portion of costs incurred during dry docking. Those costs are amortized on a straight-line basis from the completion of a drydock over the estimated useful life of the drydock, usually between three and five years. Each Company expenses as incurred, costs related to routine repair and maintenance incurred during drydock. Routine repair and maintenance costs are those costs that do not improve or extend the useful life of the vessels and generally consist of minor repair and maintenance works that would not require demobilization of the vessel or would not require the vessel to be gas-free. Costs that are capitalized as part of the drydocking activities include a variety of costs incurred relating to the drydock activities, such as expenses related to the dock preparation, port expenses at the drydock shipyard, general shipyard expenses, expenses related to hull, external surfaces and decks, expenses related to machinery and engines of the vessel, as well as expenses related to the testing and correction of findings related to safety equipment on board.

Drydocking activity for the years ended December 31, 2013 and 2012 is summarized as follows:

(In thousands USD)	2013	2012

Drydock component as of January 1	$5,985	$1,484

Depreciation and amortization	(1,405)	(1,877)
Capital expenditures	149	6,378

Drydock component as of December 31	$4,729	$5,985

There were no vessels under construction and no interest costs were capitalized for the years ended December 31, 2013 and 2012.

(j)
Other assets

Other current assets and other assets consist of prepaid insurance and other prepaid expenses.

(k)
Impairment of long-lived assets

The vessels are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the vessel may not be recoverable. If circumstances require the vessel to be tested for possible impairment, management first compares undiscounted cash flows expected to be generated by that asset to its carrying amount. If the carrying amount of the vessel is not recoverable on an undiscounted cash flow basis, an impairment is recognized to the extent that the carrying amount exceeds its fair value. Fair value is determined through various valuation techniques including undiscounted cash flow models and third-party independent appraisals, as considered necessary.

(l)
Commitments and contingencies

Liabilities for loss contingencies arising from claims, assessments, litigation, fines, and penalties and other sources are recorded when it is probable that a liability has been incurred and the amount can be reasonably estimated. Legal costs incurred in connection with loss contingencies are expensed as incurred.

Each time charter includes a requirement for the Company to guarantee certain performance criteria of the vessel primarily speed, upload/discharge speed and fuel consumption over the term of the charter. Costs associated with these performance claims are recognized when it is probable that the Company has incurred a liability. Management's best estimate with regards to the probable payment in respect of performance claims issued by the charter party is recognized as a liability.

(m)
Recently adopted accounting standards

In June 2011, the Financial Accounting Standards Board ("FASB") amended its authoritative guidance related to the presentation of comprehensive income, requiring entities to present items of net income and other comprehensive income either in one continuous statement or in two separate consecutive statements. This guidance also required entities to present reclassification adjustments for each component of accumulated other comprehensive income in both net income and other comprehensive income on the face of the financial statements. In December 2011, the FASB issued an update to this guidance deferring the requirement to present reclassification adjustments on the face of the financial statements. The adoption of this disclosure-only guidance did not have an impact on the Companies' combined financial statements.

(n)
Recently issued accounting standards

In July 2013, the FASB issued authoritative guidance that requires an entity to present an unrecognized tax benefit, as a reduction to a deferred tax asset for a net operating loss ("NOL") carryforward, a similar tax loss, or a tax credit carryforward when (1) the uncertain tax position would reduce the NOL or other carryforward under the tax law of the applicable jurisdiction and (2) the entity intends to use the deferred tax asset for that purpose. This guidance becomes effective prospectively for fiscal years, and interim periods within those years, beginning after December 15, 2013. Management does not expect this guidance to have a significant impact on the Companies' combined financial statements.

In March 2013, the FASB issued authoritative guidance to resolve the diversity in practice concerning the release of the cumulative translation adjustment ("CTA") into net income (i) when a parent sells a part or all of its investment in a foreign entity or no longer holds a controlling financial interest in a subsidiary or group of assets within a foreign entity, and (ii) in connection with a step acquisition of a foreign entity. The guidance is effective prospectively for fiscal years, and interim periods within those years, beginning after December 15, 2013. Management does not expect this guidance to have a significant impact on the Companies' combined financial statements.

In February 2013, the FASB issued authoritative guidance for the recognition, measurement, and disclosure of obligations resulting from joint and several liability arrangements for which the total amount of the obligations within the scope of this guidance is fixed at the reporting date. It does not apply to certain obligations that are addressed within existing guidance in US GAAP. This guidance requires an entity to measure in-scope obligations with joint and several liability (e.g., debt arrangements, other contractual obligations, settled litigations, judicial rulings) as the sum of the amount the reporting entity agreed to pay on the basis of its arrangement among its co-obligors and any additional amount it expects to pay on behalf of its co-obligors. In addition, an entity is required to disclose the nature and amount of the obligation. This guidance should be applied retrospectively to all prior periods for those obligations resulting from joint and several liability arrangements within the scope of this guidance that exist as of January 1, 2014. The Companies will apply the new standard when it becomes effective, and the adoption of this standard is not expected to have a significant impact on the Companies' combined financial statements.

In December 2011, the FASB issued authoritative guidance that creates new disclosure requirements about the nature of an entity's rights of offset and related arrangements associated with its financial instruments and derivative instruments. This revised guidance helps reconcile differences in the offsetting requirements under US GAAP and International Financial Reporting Standards ("IFRS"). These requirements mandate that entities disclose both gross and net information about instruments and transactions eligible for offset in the statement of financial position as well as instruments and transactions subject to an agreement similar to a master netting arrangement. In January 2013, the FASB issued an update that limits the scope of these disclosures to recognized derivative instruments, repurchase agreements and reverse repurchase agreements, and securities borrowing and lending transactions to the extent they are offset in the balance sheet or subject to an enforceable master netting arrangement or similar agreement. The new standards are effective for annual periods beginning January 1, 2013, and interim periods within those annual periods. Retrospective application is required. The Companies will apply the new standard when it becomes effective, and the adoption of this standard is not expected to have a significant impact on their combined financial statements.

In July 2012, the FASB amended its authoritative guidance related to testing indefinite-lived intangible assets for impairment. Under the revised guidance, entities testing their indefinite-lived intangible assets for impairment have the option of performing a qualitative assessment before performing further impairment testing. If entities determine, on the basis of qualitative factors, that it is more likely than not that the asset is impaired, a quantitative test is required. The guidance becomes effective for accounting years beginning after December 15, 2013 with early adoption permitted. The Companies will apply this new standard when it becomes effective, and the adoption of this standard is not expected to have a significant impact on the Companies' combined financial statements.

(2)   Segment information

The Companies have not presented segment information as it considers it operates in one reportable segment, the floating liquefied natural gas infrastructure market. Furthermore, the Companies' fleet operates under long-term time charters with only one charterer, Excelerate Energy. The charterer controls the choice of which routes the Companies' vessels will serve. Accordingly, the Companies' management, including the chief operating decision maker, does not evaluate the Companies' performance according to geographic region.

(3)   Significant risks and uncertainties including business and credit concentrations

For the years ended December 2013 and 2012, 100% of the time charter revenues were derived from Excelerate Energy.

(4)   Taxation

Excelsior BVBA

The vessel "Excelsior" is subject to the Belgian Tonnage Tax Regime. Under this regime, the applicable tax is based on the weight (measured as net tonnage) of the vessel. The tonnage tax related to the Excelsior amounted to $20,570 for the year ended December 31, 2013 and $19,000 for the year ended December 31, 2012. Excelsior BVBA is not subject to Belgian corporate income taxes.

Solaia Shipping LLC

Solaia Shipping LLC is not subject to Liberian corporate income taxes.

Exmar (Excalibur) Shipping Cy Ltd

Exmar (Excalibur) Shipping Cy Ltd is subject to UK corporate income taxes. Exmar (Excalibur) Shipping Cy Ltd has estimated tax losses of $39.1 million (2012: $40.1 million) available for carry forward against future taxable profits. This corresponds to a deferred tax asset of $9.5 million (2012: $9.8 million). Given management's assessment that it is not more likely than not that Exmar (Excalibur) Shipping Cy Ltd will be able to generate sufficient taxable income in the foreseeable future, a valuation allowance has been recognized for the full amount of the deferred tax asset related to net operating losses carried forward as of December 31, 2013 and 2012.

Excalibur Shipping Company Ltd

Excalibur Shipping Company Ltd is exempted from Isle of Man income taxes.

(5)   Fair value measurements

The following table presents the carrying amounts and estimated fair values of the Companies' financial instruments at December 31, 2013 and 2012. Fair value is defined as the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

	2013		2012
(In thousands USD)	Carrying amount	Fair value	Carrying amount	Fair value

Financial assets:
Cash and cash equivalents (including restricted and short-term)	$204,950	$204,950	$196,815	$196,815
Trade accounts receivable	394	394	637	637
Other receivables	439	439	266	266
Financial liabilities:
Trade accounts payable	$5,938	$5,938	$6,743	$6,743
Other liabilities	11,793	11,793	7,132	7,132
Long-term debt (including current portion)	148,856	147,918	168,424	167,015

The carrying amounts shown in the table are included in the balance sheets under the indicated captions.

The fair values of the financial instruments shown in the above table as of December 31, 2013 and 2012 represent the amounts that would be received to sell those assets or that would be paid to transfer those liabilities in an orderly transaction between market participants at that date. Those fair value measurements maximize the use of observable inputs. However, in situations where there is little, if any, market activity for the asset or liability at the measurement date, the fair value measurement reflects management's own judgments about the assumptions that market participants would use in pricing the asset or liability. Those judgments are developed by management based on the best information available in the circumstances, including expected cash flows and appropriately risk-adjusted discount rates, available observable and unobservable inputs.

The following methods and assumptions were used to estimate the fair value of each class of financial instruments:

•
Cash and cash equivalents, trade accounts receivable, other assets (non-derivatives), notes payable to banks, trade accounts payable and accrued expenses (non-derivatives): the carrying amounts, at face value or cost plus accrued interest, approximate fair value because of the short maturity of these instruments. Credit risk is not deemed significant due to the short-term nature of these assets.

•
Long-term debt: the fair value of the Companies' long-term debt is estimated using discounted cash flow analysis, based on rates currently available for debt with similar terms and remaining maturities and the current credit worthiness of the Companies.

(6)   Restricted cash

As of December 31, 2013, restricted cash (short term) includes balances of $17.3 million and $7.5 million that relate to the Excelsior and Excalibur debt agreements, respectively, representing interest and principal payments payable by the Companies for the subsequent six months and usually in the form of current accounts or short-term deposits.

Under the terms of the capital lease for Excalibur, Solaia Shipping LLC is required to have on deposit with financial institutions an amount of cash that equals the present value of remaining amounts owing under the lease. This deposit has been classified as noncurrent as it secures the full amount of the outstanding liability. These cash deposits are restricted to being used for capital lease payments and have been fully funded with a bank loan (see Note 7 and Note 12). Both the obligations under the capital lease and the restricted cash deposit are denominated in GBP. As at December 31, 2013 and 2012, the amount of restricted cash on deposit in relation to this lease was $170.0 million and $166.7 million respectively.

Restricted cash classified as current asset secures portions of debt obligations that are scheduled to mature within twelve months and which are classified as current liabilities.

(7)   Long-term debt

	December 31,
(In thousands USD)	2013	2012

Total long-term debt	$148,856	$168,424

Excelsior Facility	69,475	80,125
Excalibur Facility	79,381	88,299

Less: current portion of long-term debt	90,031	19,568

Excelsior Facility	10,650	10,650
Excalibur Facility	79,381	8,918

Long-term debt	$58,825	$148,856

Excelsior BVBA

The long-term debt of Excelsior BVBA at December 31, 2013 and 2012 relates to the outstanding amounts on the loan agreement (the "Excelsior Facility") relating to a facility of up to $160 million to finance the acquisition of the vessel Excelsior, of which $127.8 million bears interest at an annual fixed rate of 5.19% and $32.2 million bears interest at a rate of six-month LIBOR plus a margin of 1.25%. The $127.8 million loan facility is repayable in semi-annual installments until January 2017. The $32.2 million loan facility will be repaid by means of a bullet payment due in January 2017. The loan agreement includes mandatory repayment clauses upon the occurrence of certain contingent events, as well as a voluntary repayment option.

The Excelsior Facility is secured by a first priority mortgage on the Excelsior and a first priority assignment of the vessel's time charter to the lending banks. Additionally, obligations owed under this facility are guaranteed by certain affiliates of Exmar and Teekay LNG.

The Excelsior Facility imposes operating and financing restrictions which may significantly restrict Excelsior BVBA's ability regarding certain financing, investing or operational activities. In addition, the Excelsior Facility contains covenants that require compliance with certain financial ratios. Such ratios include working capital ratios, minimum value clauses and minimum free cash restrictions. As of December 31, 2013 and December 31, 2012, Excelsior BVBA was in compliance with all financial covenants.

Solaia Shipping LLC

The long-term debt of Solaia Shipping LLC relates to a facility up to $125 million (the "Excalibur Facility") to fund the cash deposit securing the letter of credit as per the Excalibur lease described below. The Excalibur Facility bears interest at a rate of three-month LIBOR plus a margin of 1.1%. Principal plus interest are payable on a quarterly basis. The maturity date of the loan is October 2014. The loan agreement includes mandatory repayment clauses upon the occurrence of certain contingent events as well as a voluntary repayment option.

The Excalibur Facility is secured by a first priority mortgage on the Excalibur, a first priority assignment of the vessel's time charter and a first priority assignment of Excalibur's earnings, insurances and requisition compensation. Additionally, obligations owed under this facility are guaranteed by certain affiliates of Exmar and Teekay LNG.

The Excalibur Facility imposes operating and financing restrictions which may significantly restrict Solaia Shipping LLC's ability regarding certain financing, investing or operational activities. In addition, the Excalibur Facility contains covenants that require compliance with certain financial ratios. Such ratios include working capital ratios, minimum value clauses and minimum cash and cash equivalents. As of December 31, 2013 and December 31, 2012, Solaia Shipping LLC was in compliance with all financial covenants.

Annual maturities of long-term debt as of December 31, 2013 during the next five years and thereafter are as follows:

(In thousands USD)

2014	$90,031
2015	10,650
2016	10,650
2017	37,525
2018 and later	—

Total	$148,856

(8)   Other current liabilities

	December 31,
(In thousands USD)	2013	2012

Deferred time charter revenues	$4,174	$4,158
Accrued interest expense	1,396	1,754
Other liabilities due to owners and affiliates	6,135	1,000
Other accrued charges	88	220

Total	$11,793	$7,132

Both shareholders have extended a credit facility of up to $6 million to finance the working capital of Exmar Excalibur Shipping Company Limited. This facility bears interest at a rate of three-month LIBOR plus a margin of 2.0%.

Accrued interest expense is comprised of interest expenses not paid yet but to be allocated to the respective accounting year. Deferred time charter revenues relate to time charter revenues invoiced in advance for the subsequent accounting year.

(9)   Operating leases

The minimum contractual annual future revenues to be received on time charters as of December 31, 2013 during the next five years and thereafter are as follows:

(in thousands USD)

2014	$49,122
2015	48,405
2016	49,257
2017	47,867
2018 and later	284,411

Total	$479,062

Time charter revenues are subject to deduction by the charterer for, among other things, any sums due in respect of the applicable vessel owner's failure to meet its performance undertakings (e.g. fuel consumption, speed, loading and discharging) and off-hire accruing during the period. In the event of off-hire, all hire will cease to be due or payable for the duration of off-hire, except if the events of off-hire do not exceed a certain number of allowed off-hire days per calendar year.

The charter agreements permit the charterer to terminate the charter in case of certain force majeure events. The charters also allow the charterer to terminate the charter upon the occurrence of specified defaults.

Off-hire events and early termination of the charter agreements have not been assumed in disclosing the minimum contractual future revenues set out above.

(10) Stockholders' equity

Common stock

The issued and outstanding common stock of Excelsior BVBA, Excalibur Shipping Cy Ltd and Solaia Shipping LLC, respectively, is comprised of 1,118 shares, 1,000,000 shares and 1,000 shares.

Holders of common stock are entitled to one vote per share, and to receive dividends and, upon liquidation or dissolution, are entitled to receive all assets available for distribution to stockholders. The holders have no preemptive or other subscription rights and there are no redemption or sinking fund provisions with respect to such shares. Common stock is subordinate to the preferred stock with respect to dividend rights and rights upon liquidation, winding up and dissolution of the Companies.

Excelsior BVBA paid $7 million ($6 million) of dividends and Solaia Shipping LLC paid $7 million ($7 million) of dividends during the year ended December 31, 2013 (2012) to its shareholders.

Preferred stock

The authorized share capital of Exmar (Excalibur) Shipping Cy Ltd is divided into 1,000,000 ordinary shares and 30,000,000 preference shares. The ordinary shares have attached to them full voting, dividend and capital distribution rights. The preference shares do not entitle their holders to receive notice of or to attend and vote at general meetings unless the meeting includes a resolution for: (i) winding up or capital reduction; (ii) sale of the undertaking; (iii) altering the objects of Exmar (Excalibur) Shipping Cy Ltd; and (iv) varying or abrogating any of the special rights attached to the preference shares. The preference shareholders have no right to participate in the distribution of surplus assets (exceeding repayment of paid up capital) arising on the winding up of Exmar (Excalibur) Shipping Cy Ltd.

Dividend

The Exmar-Teekay joint venture agreements require the consent of the joint venture partners for any dividend distribution and provide that no dividends may be paid unless any member loans have been repaid or the members consent to payment of a dividend and the dividend does not violate the terms of the joint ventures' credit facilities. There are currently no member loans to the Exmar-Teekay joint ventures outstanding. The Excelsior and Excalibur credit facilities require the maintenance of certain minimum cash balances prior to dividend distribution.

(11)  Related party transactions

The Companies are joint ventures between the Exmar group and the Teekay LNG group. As such Exmar NV provides general and corporate management services for the Companies. Exmar Shipmanagement NV provides all services in relation to crew and technical management of the vessels. Teekay LNG does not provide services to the Companies. Amounts charged by Exmar NV and Exmar Shipmanagement NV to the Companies are as follows:

(In thousands USD)	2013	2012

Exmar NV (included in general and administrative expenses)	$54	$38
Exmar Shipmanagement NV (included in vessel operating expenses)	1,239	1,076

Total	$1,293	$1,114

Trade accounts payable due to affiliated companies amount to $0.1 million as of December 31, 2013 and $0.4 million as of December 31, 2012.

(12) Other commitments and contingencies

Purchase option

Excelerate Energy has the right to purchase the Excalibur in March 2022 at a substantive price which is not considered a bargain purchase option.

Other contractual commitments and contingencies

In accordance with the time charter agreements, an amount of $4.8 million has been deducted by the charterer under the performance clauses. The amount has been fully accrued for under trade accounts payable as of December 31, 2013.

Excalibur lease

On June 29, 2001, Solaia Shipping LLC entered into a finance lease arrangement with a UK lessor (Lloyds (Nimrod) Machinery Finance Limited) where the lessor acquired and leased the Excalibur to Solaia Shipping LLC (as lessee). The obligations to the lessor are funded by a letter of credit which is secured by a cash deposit which matches the lease liability. The cash security has been provided through a loan facility with Nordea Bank Finland Plc entered into by Solaia Shipping LLC upon delivery of the vessel in 2001. The letter of credit was initially provided by Canadian Imperial Bank of Commerce in favor of the lessor but was released and immediately replaced by a new letter of credit by Lloyds TSB Bank Plc. Lease rentals are payable on a quarterly basis and at the end of each quarter the required deposit needed to secure the present value of rental payments due under the lease agreement is recalculated. Any differences are funded by, or released, on a net basis. This lease arrangement is a variable-rate interest capital lease. Under the terms of the capital lease arrangement, the lessor claims tax depreciation on the capital expenditures it incurred to acquire these vessels. As is typical in these leasing arrangements, tax and change of law risks are assumed by the lessee. Lease payments under the lease arrangements are based on certain tax and financial assumptions at the commencement of the leases. If an assumption proves to be incorrect, the lessor is entitled to increase or decrease the lease payments to maintain its agreed after-tax margin. The terms of the lease agreement include certain restrictions on the use and disposition of the vessel as well as positive and negative undertakings in relation to mandatory notifications, indebtedness, and time charter contracting. The lease agreement includes mandatory termination and early prepayment provisions upon the occurrence of certain events.

At its inception, the interest rate implicit in the lease was 5%. As at December 31, 2013, the commitments under the capital lease amount to $263.5 million, including imputed interest of $93.4 million, repayable as follows:

(in thousands USD)

2014	$10,079
2015	10,560
2016	11,088
2017	11,642
2018 and later	220,110

Total	$263,479

In addition, Excalibur Shipping Company Limited is party to a standby put option. Under the terms of this option, Excalibur Shipping Company Limited would have to acquire the vessel Excalibur in the event of default by the lessee. The standby put option agreement and other standby documents enable the lessor to exit the leasing on an expedited basis following termination of the lease in the event of default by transferring the title to the vessel to Excalibur Shipping Company Limited while allowing the continued leasing of the vessel to the lessee, Exmar Excalibur and under the time charter in place. Further, Excalibur Shipping Company Limited has entered into a standby agreement in favor of Nordea Bank Finland Plc. Under this agreement Excalibur Shipping Company Limited will assign certain contract rights, earnings and insurances in favor of the bank in its capacity as security trustee in the event of Excalibur Shipping Company Limited having to acquire the vessel. The obligations under the lease agreement, the standby put option agreement as well as the obligations under the loan facility with Nordea Bank Finland Plc are guaranteed by Exmar and certain subsidiaries of Exmar.

(13) Subsequent events

Management has evaluated subsequent events from the balance sheet date through April 15, 2014 and determined that there are no items to disclose.

Appendix A

Form of first amended and restated agreement of limited partnership of Exmar Energy Partners LP

To be provided by amendment

A-1

Appendix B

Glossary of terms

Accommodation barge:    A support barge providing accommodation and other facilities for individuals employed on a floating LNG infrastructure asset.

Annual survey:    The inspection of a vessel pursuant to international conventions, by a classification society surveyor, on behalf of the flag state, that takes place every year.

Cbm:    Cubic meters.

CERCLA:    The Comprehensive Environmental Response, Compensation and Liability Act of 1980.

Charter:    The hiring of a vessel, or use of its carrying capacity, for a specified period of time.

Charterer:    A person, firm or company hiring a vessel for the carriage of goods or other purposes.

Charter hire:    The gross revenue earned by a vessel pursuant to a bareboat, time or voyage charter.

Charter party:    A contract covering the terms of transportation of cargo by sea, including remuneration.

Classification society:    An independent society which certifies that a vessel has been built and maintained in accordance with the rules of such society and complies with the applicable rules and regulations of the flag state of such vessel and the international conventions of which that country is a member.

CLC:    International Convention on Civil Liability for Oil Pollution Damage, 1969, as amended.

Document of Compliance:    A document issued to a company which certifies that it complies with the requirements of the ISM Code.

Drydocking:    The removal of a vessel from the water for inspection, maintenance and/or repair of submerged parts

EPA:    Environmental Protection Agency.

Flag state:    The country where a vessel is registered.

FSRU:    A floating storage and regasification unit used to store and regasify LNG.

LNGRV:    A liquefied natural gas regasification vessel that is capable of discharging regasified LNG, through either a subsea pipeline via an internal turret arrangement connected to an offshore mooring buoy, or via a high pressure manifold directly to shore, while retaining its capabilities to trade as a conventional LNG carrier.

General and administrative expenses:    General and administrative expenses consist of employment costs of shoreside staff and cost of facilities, as well as legal, audit and other administrative costs.

Hire rate:    The agreed sum or rate to be paid by the charterer for the use of the vessel.

Hull:    Shell or body of a ship.

IGC:    The International Gas Carrier Code, which provides a standard for the safe carriage of LNG and certain other liquid gases by prescribing the design and construction standards of vessels involved in such carriage.

IAPP Certificate:    The International Air Pollution Prevention certificate will be issued following an initial survey carried out by a recognized organization, such as Det Norse Veritas, confirming compliance with MARPOL Annex VI.

IMO:    International Maritime Organization, a United Nations agency that issues international trade standards for shipping.

Intermediate survey:    The inspection of a vessel by a classification society surveyor that takes place every two and a half years after the special survey.

ISM Code:    International Safety Management Code for the Safe Operation of Ships and for Pollution Prevention, which, among other things, requires vessel owners to obtain a safety management certification for each vessel they manage.

ISPS Code:    The International Security Code for Ports and Ships, which is designed to protect ports and international shipping against terrorism.

Liquefaction:    The process of liquefying natural gas.

LNG:    Liquefied natural gas.

Long-term charter:    A charter for a term of five or more years.

MARPOL:    The International Convention for the Prevention of Pollution from Ships

MTSA:    The Maritime Transportation Act of 2002.

Newbuilding:    A new vessel under construction or on order.

Off-hire:    The time during which a vessel is not available for service.

OPA 90:    The United States Oil Pollution Act of 1990, as amended.

Operating costs:    The costs of the vessels including crewing costs, insurance, repairs and maintenance, stores, spares, lubricants and miscellaneous expenses (but excluding capital costs and voyage costs) plus a margin.

Operating days:    The total number of days in a given period that the vessels were in possession less the total number of days off-hire.

P&I club:    A mutual insurance association providing protection and indemnity insurance, which is insurance coverage taken by a ship owner or charterer against third party liabilities such as oil pollution, cargo damage, crew injury or loss of life, etc.

Regasification:    The process of returning LNG to its gaseous state.

Short-term or spot market:    The market for chartering a vessel for single voyages.

SOLAS:    International Convention for Safety of Life at Sea, which provides, among other things, rules for the construction and equipment of commercial vessels.

Special survey:    The extensive inspection of a vessel by a classification society surveyor that takes place every five years.

STCW:    The Treaty on the Standards of Training and Certification of Watchkeeping Officers, promulgated by the IMO.

Time charter:    A charter in which the charterer pays for the use of a ship's cargo capacity for a specified period of time. The owner provides the ship with crew, stores and provisions, ready in all aspects to load cargo and proceed on a voyage as directed by the charterer. The charterer usually pays for substantially all of the voyage expenses.

U.S. GAAP:    Accounting principles generally accepted in the United States.

Vessel operating expenses:    Direct expenses associated with operating a vessel, such as crew wages, supplies, routine repairs, maintenance, lubricating oils, insurance and management fees payable for the provision of crewing and technical management services.

Voyage expenses:    Expenses directly attributable to the voyage which primarily fuel costs but which also include other costs such as port and canal charges.

                    Common units

representing limited partner interests

Exmar Energy Partners LP

Prospectus

J.P. Morgan

BofA Merrill Lynch

Citigroup

                           , 2014

Through and including                             , 2014 (the 25th day after the date of this prospectus), federal securities laws may require all dealers that effect transactions in these securities, whether or not participating in this offering, to deliver a prospectus. This requirement is in addition to a dealer's obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

Part II
Information not required in prospectus

Item 6.    Indemnification of directors and officers.

The section of the prospectus entitled "The Partnership Agreement—Indemnification" discloses that we will generally indemnify our directors, officers and the affiliates of our general partner to the fullest extent permitted by the law against all losses, claims, damages or similar events and is incorporated herein by this reference. Reference is also made to the Underwriting Agreement filed as Exhibit 1.1 to this registration statement in which Exmar Energy Partners LP and certain of its affiliates will agree to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended, and to contribute to payments that may be required to be made in respect of these liabilities.

Item 7.    Recent sales of unregistered securities.

On                           , 2014, in connection with the formation of the partnership, Exmar Energy Partners LP issued to (a) Exmar General Partner Ltd. a non-economic general partner interest in the partnership for $              and (b) Exmar NV the 100.0% limited partner interest in the partnership for $              in an offering exempt from registration under Section 4(2) of the Securities Act.

There have been no other sales of unregistered securities within the past three years.

Item 8.    Exhibits and financial statement schedules.

Exhibit number	Description

1.1*	Form of Underwriting Agreement
3.1*	Certificate of Limited Partnership of Exmar Energy Partners LP
3.2*	Form of First Amended and Restated Agreement of Limited Partnership of Exmar Energy Partners LP (included as Appendix A to the Prospectus)
5.1*	Opinion of Watson, Farley & Williams LLP as to the legality of the securities being registered
8.1*	Opinion of Vinson & Elkins L.L.P. relating to tax matters
8.2*	Opinion of Watson, Farley & Williams LLP relating to tax matters
8.3*	Opinion of Stibbe SCRL relating to tax matters
8.4*	Opinion of Deacons relating to tax matters
10.1*	Form of Contribution Agreement
10.2*	Form of Omnibus Agreement
10.3*	Form of Management and Administrative Services Agreement
10.4*†	Time Charter Party in respect of the Excalibur, dated October 10, 2006, by and between Exmar Excalibur Shipping Company Limited and Excelerate Energy Limited Partnership
10.5*†
LNG Regassification Vessel Time Charter Party in respect of the Excelerate, dated June 29, 2004, by and between Exmar Marine NV and Excelerate Energy Limited Partnership, novated by the Novation Agreement, dated December 29, 2004, between Exmar Marine NV, Excelerate NV and Excelerate Energy Limited Partnership

Exhibit number	Description

10.6*	Addendum No. 1 dated December 9, 2005, to the LNG Regassification Vessel Time Charter Party in respect of the Excelerate, dated June 29, 2004, by and between Exmar Marine NV and Excelerate Energy Limited Partnership, novated by the Novation Agreement, dated December 29, 2004, between Exmar Marine NV, Excelerate NV and Excelerate Energy Limited Partnership
10.7*
Addendum No. 2 dated November 28, 2007, to the LNG Regassification Vessel Time Charter Party in respect of the Excelerate, dated June 29, 2004, by and between Exmar Marine NV and Excelerate Energy Limited Partnership, novated by the Novation Agreement, dated December 29, 2004, between Exmar Marine NV, Excelerate NV and Excelerate Energy Limited Partnership
10.8*†
LNG Vessel Time Charter Party in respect of the Excelsior, dated December 15, 2003, by and between Sammarco Shipping, Inc. and Excelerate Energy Limited Partnership, novated by the Novation Agreement, dated December 6, 2004, between Sammarco Shipping, Inc., Excelsior NV and Excelerate Energy Limited Partnership
10.9*
Addendum No. 1 dated December 9, 2005, to the LNG Vessel Time Charter Party in respect of the Excelsior, dated December 15, 2003, by and between Sammarco Shipping, Inc. and Excelerate Energy Limited Partnership, novated by the Novation Agreement, dated December 6, 2004, between Sammarco Shipping, Inc., Excelsior NV and Excelerate Energy Limited Partnership
10.10*
Addendum No. 2 dated January 10, 2006, to the LNG Vessel Time Charter Party in respect of the Excelsior, dated December 15, 2003, by and between Sammarco Shipping, Inc. and Excelerate Energy Limited Partnership, novated by the Novation Agreement, dated December 6, 2004, between Sammarco Shipping, Inc., Excelsior NV and Excelerate Energy Limited Partnership
10.11*†
Addendum No. 3 dated November 4, 2010, to the LNG Vessel Time Charter Party in respect of the Excelsior, dated December 15, 2003, by and between Sammarco Shipping, Inc. and Excelerate Energy Limited Partnership, novated by the Novation Agreement, dated December 6, 2004, between Sammarco Shipping, Inc., Excelsior NV and Excelerate Energy Limited Partnership
10.12*†
Amended and Restated LNG Regassification Vessel Time Charter in respect of the Explorer, dated July 1, 2005, amended and restated as of January 10, 2006, by and between Explorer NV and Excelerate Energy Limited Partnership
10.13*†	LNG Regassification Vessel Time Charter Party in respect of the Express, dated January 10, 2006, by and between Express NV and Excelerate Energy Limited Partnership
10.14*
Joint Venture Agreement, dated October 29, 2010, between Exmar NV, the Exmar Members Listed in Schedule I thereto, Teekay LNG Partners L.P. and Teekay LNG Holdco L.L.C., relating to Solaia Shipping L.L.C., Exmar Excalibur Shipping Company Limited and Excalibur Shipping Company Limited
10.15*	Joint Venture Agreement, dated October 29, 2010, between Exmar NV, Teekay LNG Partners L.P. and Teekay Luxembourg S.a.r.l., relating to Excelsior BVBA
10.16*†	Amended and Restated Shareholders Agreement, dated September 27, 2005, between Exmar NV, DSME 2237 ApS, with respect to Excelerate NV
10.17*†	Shareholders Agreement, dated January 10, 2006, between Exmar NV and DSME 2237 ApS, in respect of Explorer NV
10.18*†	Shareholders Agreement, dated January 10, 2006, between Exmar NV and DSME 2237 ApS, in respect of Express NV

Exhibit number	Description

10.19*	Vessel Option Agreement, dated January 24, 2014, between Exmar NV, Excelerate Energy LP and Excelerate NV
21.1*	List of Subsidiaries of Exmar Energy Partners LP
23.1*	Consent of Registered Public Accounting Firm
23.2*	Consent of Poten & Partners
23.3*	Consent of Watson, Farley & Williams LLP (contained in Exhibits 5.1 and 8.2)
23.4*	Consent of Vinson & Elkins L.L.P. (contained in Exhibit 8.1)
23.5*	Consent of Stibbe SCRL (contained in Exhibit 8.3)
23.6*	Consent of Deacons (contained in Exhibit 8.4)
24.1*	Power of Attorney (included in signature page)
99.1**	Waiver Request

*      To be provided by amendment.

**     Previously submitted in Exmar Energy Partners LP's Registration Statement on Form F-1 confidentially submitted to the SEC on April 18, 2014.

†      Confidential treatment will be requested for portions of this exhibit. These portions have been omitted from the Registration Statement and will be submitted separately to the Securities and Exchange Commission

Item 9.    Undertakings.

The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1)
For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)
For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and this offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

The registrant undertakes to send to each limited partner at least on an annual basis a detailed statement of any transactions with the general partner or its affiliates and of fees, commissions, compensation and other benefits paid, or accrued to the general partner or its affiliates for the fiscal year completed, showing the amount paid or accrued to each recipient and the services performed.

The registrant undertakes to provide to the limited partners the financial statements required by Form 20-F for the first full fiscal year of operations of the partnership.

Signatures

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this Registration Statement on Form F-1 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Antwerp, Belgium on the              th day of                           , 2014.

Exmar Energy Partners LP
By:

Name: Title:

Power of attorney

Each person whose signature appears below appoints                           ,                            and                            as his true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement and any registration statement (including any amendments thereto) for this offering that is to be effective upon filing pursuant to Rule 462(b) under the Securities Act of 1933, as amended and to file the same with all exhibits thereto, and all other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully to all intents and purposes as he or she might or would do in person, hereby ratifying and confirming all that said attorney-in-fact and agent or his or her substitute, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

Signature of authorized representative of the registrant

Pursuant to the Securities Act of 1933, as amended, the undersigned, a duly authorized representative of Exmar Energy Partners LP in the United States, has signed the Registration Statement in the City of Newark, State of Delaware on the     th day of                           , 2014.

Puglisi & Associates
By:
Name:	Donald J. Puglisi
Title:	Managing Director Authorized Representative in the United States

Exhibit index

Exhibit number	Description

1.1*	Form of Underwriting Agreement
3.1*	Certificate of Limited Partnership of Exmar Energy Partners LP
3.2*	Form of First Amended and Restated Agreement of Limited Partnership of Exmar Energy Partners LP (included as Appendix A to the Prospectus)
5.1*	Opinion of Watson, Farley & Williams LLP as to the legality of the securities being registered
8.1*	Opinion of Vinson & Elkins L.L.P. relating to tax matters
8.2*	Opinion of Watson, Farley & Williams LLP relating to tax matters
8.3*	Opinion of Stibbe SCRL relating to tax matters
8.4*	Opinion of Deacons relating to tax matters
10.1*	Form of Contribution Agreement
10.2*	Form of Omnibus Agreement
10.3*	Form of Management and Administrative Services Agreement
10.4*†	Time Charter Party in respect of the Excalibur, dated October 10, 2006, by and between Exmar Excalibur Shipping Company Limited and Excelerate Energy Limited Partnership
10.5*†
LNG Regassification Vessel Time Charter Party in respect of the Excelerate, dated June 29, 2004, by and between Exmar Marine NV and Excelerate Energy Limited Partnership, novated by the Novation Agreement, dated December 29, 2004, between Exmar Marine NV, Excelerate NV and Excelerate Energy Limited Partnership
10.6*
Addendum No. 1 dated December 9, 2005, to the LNG Regassification Vessel Time Charter Party in respect of the Excelerate, dated June 29, 2004, by and between Exmar Marine NV and Excelerate Energy Limited Partnership, novated by the Novation Agreement, dated December 29, 2004, between Exmar Marine NV, Excelerate NV and Excelerate Energy Limited Partnership
10.7*
Addendum No. 2 dated November 28, 2007, to the LNG Regassification Vessel Time Charter Party in respect of the Excelerate, dated June 29, 2004, by and between Exmar Marine NV and Excelerate Energy Limited Partnership, novated by the Novation Agreement, dated December 29, 2004, between Exmar Marine NV, Excelerate NV and Excelerate Energy Limited Partnership
10.8*†
LNG Vessel Time Charter Party in respect of the Excelsior, dated December 15, 2003, by and between Sammarco Shipping, Inc. and Excelerate Energy Limited Partnership, novated by the Novation Agreement, dated December 6, 2004, between Sammarco Shipping, Inc., Excelsior NV and Excelerate Energy Limited Partnership
10.9*
Addendum No. 1 dated December 9, 2005, to the LNG Vessel Time Charter Party in respect of the Excelsior, dated December 15, 2003, by and between Sammarco Shipping, Inc. and Excelerate Energy Limited Partnership, novated by the Novation Agreement, dated December 6, 2004, between Sammarco Shipping, Inc., Excelsior NV and Excelerate Energy Limited Partnership

Exhibit number	Description

10.10*	Addendum No. 2 dated January 10, 2006, to the LNG Vessel Time Charter Party in respect of the Excelsior, dated December 15, 2003, by and between Sammarco Shipping, Inc. and Excelerate Energy Limited Partnership, novated by the Novation Agreement, dated December 6, 2004, between Sammarco Shipping, Inc., Excelsior NV and Excelerate Energy Limited Partnership
10.11*†	Addendum No. 3 dated November 4, 2010, to the LNG Vessel Time Charter Party in respect of the Excelsior, dated December 15, 2003, by and between Sammarco Shipping, Inc. and Excelerate Energy Limited Partnership, novated by the Novation Agreement, dated December 6, 2004, between Sammarco Shipping, Inc., Excelsior NV and Excelerate Energy Limited Partnership
10.12*†	Amended and Restated LNG Regassification Vessel Time Charter in respect of the Explorer, dated July 1, 2005, amended and restated as of January 10, 2006, by and between Explorer NV and Excelerate Energy Limited Partnership
10.13*	LNG Regassification Vessel Time Charter Party in respect of the Express, dated January 10, 2006, by and between Express NV and Excelerate Energy Limited Partnership
10.14*	Joint Venture Agreement, dated October 29, 2010, between Exmar NV, the Exmar Members Listed in Schedule I thereto, Teekay LNG Partners L.P. and Teekay LNG Holdco L.L.C., relating to Solaia Shipping L.L.C., Exmar Excalibur Shipping Company Limited and Excalibur Shipping Company Limited
10.15*	Joint Venture Agreement, dated October 29, 2010, between Exmar NV, Teekay LNG Partners L.P. and Teekay Luxembourg S.a.r.l., relating to Excelsior BVBA
10.16*†	Amended and Restated Shareholders Agreement, dated September 27, 2005, between Exmar NV, DSME 2237 ApS, with respect to Excelerate NV
10.17*†	Shareholders Agreement, dated January 10, 2006, between Exmar NV and DSME 2237 ApS, in respect of Explorer NV
10.18*†	Shareholders Agreement, dated January 10, 2006, between Exmar NV and DSME 2237 ApS, in respect of Express NV
10.19*	Vessel Option Agreement, dated January 24, 2014, between Exmar NV, Excelerate Energy LP and Excelerate NV
21.1*	List of Subsidiaries of Exmar Energy Partners LP
23.1*	Consent of Registered Public Accounting Firm
23.2*	Consent of Poten & Partners
23.3*	Consent of Watson, Farley & Williams LLP (contained in Exhibits 5.1 and 8.2)
23.4*	Consent of Vinson & Elkins L.L.P. (contained in Exhibit 8.1)
23.5*	Consent of Stibbe SCRL (contained in Exhibit 8.3)
23.6*	Consent of Deacons (contained in Exhibit 8.4)
24.1*	Power of Attorney (included in signature page)
99.1**	Waiver Request

*      To be provided by amendment.

**     Previously submitted in Exmar Energy Partners LP's Registration Statement on Form F-1 confidentially submitted to the SEC on April 18, 2014.

†      Confidential treatment will be requested for portions of this exhibit. These portions have been omitted from the Registration Statement and will be submitted separately to the Securities and Exchange Commission